Form 20-F
Bitfufu Inc.
filed 2024-03-07
CIK 1921158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: February 29, 2024

Commission File Number: 001-41972

BitFuFu Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Leo Lu

111 North Bridge Road,

#15-01, Peninsula Plaza

Singapore 179098

+656-252-4595

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, $0.0001 par value per share	FUFU	The NASDAQ Stock Market LLC
Warrants, each exercisable for three fourths (3/4) of Class A ordinary share	FUFUW	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: The issued share capital of the issuer as of February 29, 2024 consisted of (1) 163,106,615 ordinary shares (consisting of 28,106,615 Class A ordinary shares (including 204,348 Class A ordinary shares held in treasury) and 135,000,000 Class B ordinary shares) and (2) 7,176,389 warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	☐	Other	☐
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☐

i

EXPLANATORY NOTE

On February 29, 2024, BitFuFu Inc. (the “Company” or “we”) consummated the previously announced business combination with Arisz Acquisition Corp. (“Arisz”), pursuant to (1) the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023, the “Merger Agreement”), by and between Arisz and Finfront Holding Company (“Finfront”), (2) the joinder agreement by and among us, Finfront, Boundary Holding Company (“Merger Sub”) and Arisz, dated April 4, 2022, and (3) supplemental joinder agreement by and among us, Finfront, Merger Sub and Arisz, dated December 20, 2023.

Pursuant to the Merger Agreement, the business combination was effected in two steps. On February 29, 2024, (1) Arisz merged with and into the Company (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity (the time at which the Redomestication Merger became effective is referred to herein as the “Redomestication Merger Effective Time”); and (2) immediately following the Redomestication Merger, Merger Sub merged with and into Finfront (the “Acquisition Merger” and, together with all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

At the Redomestication Merger Effective Time, pursuant to the Redomestication Merger: (1) all units of Arisz were separated into individual components of ARIZ Common Stock, ARIZ Warrant and ARIZ Right and such units ceased to exist; (2) each common stock of Arisz (“ARIZ Common Stock”), issued and outstanding immediately prior to the Redomestication Merger Effective Time (other than any redeemed shares), were automatically cancelled and ceased to exist, and for each share of such ARIZ Common Stock, the Company issued to each Arisz stockholder (other than Arisz stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued, fully paid Class A ordinary share of the Company, par value US$0.0001 per share (“Class A Ordinary Share”); (3) each warrant of Arisz (“ARIZ Warrant”) issued and outstanding immediately prior to Redomestication Merger Effective Time was cancelled in exchange for one warrant of the Company (“Warrant”) to purchase three-fourths (3/4) of one Class A Ordinary Share; and (4) each right of Arisz (“ARIZ Right”) that entitles the holders thereof to receive one-twentieth (1/20) of one ARIZ Common Stock issued and outstanding immediately prior to the Redomestication Merger Effective Time was cancelled in exchange for the number of full Class A Ordinary Shares equal to the number of ARIZ Common Stock to which the registered holder of ARIZ Right would have been entitled, rounded to the nearest whole share.

At the Effective Time (as defined in the Merger Agreement), pursuant to the Acquisition Merger: (1) each ordinary share of Finfront (other than the ordinary shares of Finfront held by Chipring Technology Limited, an entity controlled by Mr. Leo Lu, the founder and chief executive officer of the Company) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the applicable number of Class A Ordinary Shares, (2) all ordinary shares of Finfront held by Chipring Technology Limited were cancelled in exchange for 135,000,000 Class B ordinary shares of the Company, par value US$0.0001 per share (“Class B Ordinary Shares”); and (3) the one share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one ordinary share of Finfront.

Finfront and Arisz obtained commitments from certain interested accredited investors (each a “Subscriber”) to purchase Class A Ordinary Shares upon the consummation of the Business Combination (the “PIPE Shares”) at a purchase price of $10.00 per share, in a private placement (the “PIPE”). Such commitments are being made by way of the Subscription Agreements (the “PIPE Subscription Agreements”), by and among each Subscriber, Arisz and Finfront. On January 11, 2024, the Company, Arisz, Finfront and Merger Sub entered into an amended and restated PIPE Subscription Agreement (the “Amended and Restated PIPE Subscription Agreement”) with certain Subscribers, and a PIPE Subscription Agreement with a new Subscriber and a PIPE termination agreement with an existing Subscriber pursuant to which the aggregate cash amount of the PIPE was increased to $74,000,000, at a purchase price of $10.00 per share. The Amended and Restated PIPE Subscription Agreement and New PIPE Subscription Agreement contain substantially similar terms as the PIPE Subscription Agreement. The closing of the Amended and Restated PIPE Subscription Agreement and the PIPE Subscription Agreement took place concurrently with the closing of the Business Combination on February 29, 2024.

On July 14, 2022, each of the Company, Arisz, Finfront and the Sponsor (along with any assignee of the Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz Common Stock or Class A Ordinary Shares, as specified therein. The Backstop Agreement terminated as per its terms on July 31, 2022. On October 13, 2022, the parties to the Backstop Agreement entered into a new backstop agreement (the “New Backstop Agreement”) substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that the subscription amount changed to $2.0 million worth of shares and change of the termination date. The Sponsor subscribed for 200,000 Class A Ordinary Shares in a private placement transaction pursuant to the New Backstop Agreement. The closing of the New Backstop Agreement took place concurrently with the closing of the Business Combination on February 29, 2024.

As a result of the foregoing transactions, the issued share capital of the Company as of February 29, 2024 consisted of (1) 163,106,615 Ordinary Shares (consisting of 28,106,615 Class A Ordinary Shares (including 204,348 Class A Ordinary Shares held in treasury) and 135,000,000 Class B Ordinary Shares) and (2) 7,176,389 Warrants.

On March 1, 2024, the Class A Ordinary Shares and the Warrants commenced trading on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “FUFU” and “FUFUW,” respectively.

Conventions that Apply to this Shell Report on Form 20-F

Except as otherwise indicated or required by context, references in this shell company report on Form 20-F (the “Report”) to “we,” “us,” “our,” “our company” and “the Company” are to BitFuFu Inc. and its subsidiaries.

●	References to “Arisz” are to Arisz Acquisition Corp.;

●	References to “Bitmain” are to Bitmain Technologies, Ltd. a world-leading cryptocurrency mining hardware manufacturer and a related party to a Company’s shareholder;

●	References to “BTC,” “ETH,” “BCH” and “USDT” are to Bitcoin, Ethereum, Bitcoin Cash and Tether, respectively;

●	References to “Chardan” are to Chardan Capital Markets, LLC;

●	References to “China” or “PRC” are to the People’s Republic of China, excluding, for the purpose of this Report only, Taiwan;

●	References to “Class A Ordinary Shares” are to the Class A Ordinary Shares of BitFuFu Inc., par value US$0.0001 per share;

●	References to “Class B Ordinary Shares” are to the Class B Ordinary Shares of BitFuFu Inc., par value US$0.0001 per share;

●	References to “Companies Act” are to Cayman Islands Companies Act (2022 Revision), as amended;

●	References to “ET” or “Ethereal Singapore” are to Ethereal Tech Pte. Ltd., a subsidiary of BitFuFu, which was incorporated under the laws of Singapore;

●	References to “Ethereal US” are to Ethereal Tech US Corporation, a subsidiary of BitFuFu, which was incorporated under the Delaware law;

●	References to “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	References to “Finfront” are to Finfront Holding Company;

●	References to “hash calculation” are to solving cryptographic hash functions on specific blockchain;

●	References to “hash rate” are to the amount of hash calculations that could be processed per second;

●	References to “Amended and Restated Amended and Restated Memorandum and Articles of Association” are to our amended and restated Amended and Restated Memorandum and Articles of Association, as currently in effect;

●	References to “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares of BitFuFu Inc.;

●	References to “SEC” are to the Securities and Exchange Commission;

●	References to “Securities Act” are to the Securities Act of 1933, as amended;

●	References to “Sponsor” are to Arisz Investments LLC, a Delaware limited liability company affiliated with Arisz’s Chairman and Chief Executive Officer;

●	References to “U.S. Dollars,” “$,” or “US$” are to the legal currency of the United States;

●	References to “U.S. GAAP” are to accounting principles generally accepted in the United States;

●	References to “Warrant” are to the warrants of the Company, each entitling its holder to purchase three fourths (3/4) of one Class A Ordinary Share at an exercise price of $11.50 per whole share, subject to adjustment; and

●	References to “2020 period” are to the period from December 2, 2020, the date of inception for Finfront Holding Company, to December 31, 2020.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this Report, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning our possible or assumed future results of operations as set forth in this Report. Forward-looking statements also include statements regarding the expected benefits of the Business Combination.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends and acceptance, liquidity, cash flows and uses of cash, capital expenditures, and our ability to invest in growth initiatives and pursue acquisition opportunities;

●	anticipated trends, growth rates, and challenges in the digital assets industry in general and the markets in which we operate;

●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business in Singapore, the United States and other international markets;

●	the outcome of any legal proceedings that may be instituted against us and others following the Business Combination;

●	disruptions to our plans and operations as a result of the Business Combination;

●	the ability to recognize the anticipated benefits of the Business Combination;

●	our management and board composition;

●	our ability to maintain listing status on Nasdaq;

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources; and

●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors.”

We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this Report. We do not undertake any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, in our public filings with the SEC, which are accessible at www.sec.gov, and which you are advised to consult.

Market, ranking and industry data used throughout this Report, including statements regarding market size, is based on independent industry surveys and publications. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, such estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Item 3. Key Information—D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in this Report.

v

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the Company’s directors and executive officers after the completion of the Business Combination is included under the section “Item 6. Directors, Senior Management and Employees.”

The business address for each of our directors and executive officers is 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098.

B.	Advisers

Wilson Sonsini Goodrich & Rosati acted as U.S. counsel for Finfront upon the Business Combination. The address of Wilson Sonsini Goodrich & Rosati is Suite 1509, 15/F Jardine House, 1 Connaught Place Central, Hong Kong.

Harney Westwood & Riegels acted as the Cayman counsel for Finfront upon the Business Combination. The address of Harney Westwood & Riegels is 3501 The Center, 99 Queen’s Road Central, Hong Kong.

C.	Auditors

WWC, P.C. acted as the independent registered public accounting firm of Finfront, for its financial statements as of December 31, 2020, 2021 and 2022 and for the 2020 period and the years ended December 31, 2021 and 2022, and will be the Company’s independent registered public accounting firm following the Business Combination. The address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Reserved

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma condensed combined basis as of September 30, 2023, after giving effect to the Business Combination and the PIPE transactions.

As of September 30, 2023	Pro Forma Combined
Cash and cash equivalents	105,247,766
Class A ordinary shares	2,440
Class B ordinary shares	13,500
Subscription receivable	(1,500)
Additional paid-in capital	65,765,026
Treasury Stock	(2,000,000)
Retained earnings	9,417,383
Total Equity	73,196,849
Debt:
Long term payables	102,435,202
Total capitalization	76,009,413

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, results of operations, and growth prospects would likely be materially and adversely affected. This Report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	our limited operating history and rapid growth making it difficult to evaluate our business and prospects;

●	our ability to innovate and provide services and products that meet the expectations of our customers;

●	price fluctuations of digital assets, in particular that of Bitcoin;

●	our ability to compete effectively against current and future competitors;

●	our reliance on a limited number of suppliers to provide us with digital asset mining equipment, hosting facilities, and other products or services critical to our business;

●	our customer concentration; and

●	risks related to power supply, including increases in power costs and power outage.

Risks Related to Our Operations

Risks and uncertainties relating to our operations include, but are not limited to, the following:

●	security breaches, threats and attacks affecting us or the digital asset industry;

●	system failure or other service disruptions of our system;

●	our ability to maintain relevant licenses and permits;

●	our reliance on third-party service providers to safeguard and manage certain digital assets;

●	risks related to loss of digital assets;

●	involvement in legal or other disputes;

●	risks related to prepayments and deposits to suppliers and account receivables from customers; and

●	uncertainties with respect to the accounting treatment of digital assets.

Risks Related to Our Industry

Risks and uncertainties relating to our industry include, but are not limited to, the following:

●	adverse changes in the regulatory and policy environment of digital assets and relevant industry players in multiple jurisdictions;

●	concerns about greenhouse gas emissions, global climate change and other ESG issues;

●	changes to the method of validating blockchain transactions;

●	increase in mining difficulty and reduced economic returns of digital asset mining activities;

●	reduced demand for blockchain technology, blockchain networks and digital assets; and

●	fraud, hacking or other adverse events to the digital asset networks.

Risks Related to the Regulatory Framework

Risks and uncertainties relating to the regulatory framework include, but are not limited to, the following:

●	current and future legislation imposing greater restrictions on the digital assets;

●	determination of us as an investment company under the 1940 Act and relevant regulatory requirements;

●	requirement to register as money services business or similar compliance requirements;

●	a digital asset’s being determined as a “security” under relevant laws, and the related registration and other compliance requirements; and

●	difficulties in securing relationship with financial institutions due to our operations in the digital asset industry.

Risks Related to Our Securities

Risks and uncertainties relating to our securities include, but are not limited to, the following:

●	no public market for our shares and uncertainty in the development of an active trading market for our shares;

●	price volatility of our shares;

●	sale or availability for sale of substantial amounts of our shares;

●	potential dilution for existing shareholders upon our issuance of additional shares;

●	potential treatment of our company as a passive foreign investment company;

●	our dual-class structure and impact on relevant shareholders’ ability to influence corporate matters;

●	our Amended and Restated Memorandum and Articles of Association and Cayman Islands law may have the effect of discouraging lawsuits against our directors and officers;

●	anti-takeover provisions contained in our Amended and Restated Memorandum and Articles of Association, as well as provisions of Cayman Islands law, could impair a takeover attempt;

●	exemptions from requirements applicable to other public companies due to our status as an emerging growth company;

●	difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in this Report based on foreign laws;

●	significant redemptions could cause the Ordinary Shares of us to become less liquid;

●	ability to maintain the listing of our securities on Nasdaq in the future; and

●	exemptions from certain corporate governance requirement under the Corporate Governance Rules of Nasdaq due to our status as a “controlled company.”

Risks Related to Our Business

Our limited operating history and rapid growth may make it difficult to evaluate our business and prospects, and our historical results may not be indicative of our future performance.

We have a short operating history and has experienced rapid growth in terms of revenue, number of customers and total cloud-mining capacity, or the capacity to provide hash calculations, since our establishment in December 2020. In particular, Finfront’s revenues increased from US$102,260 in the 2020 period to US$103.0 million in 2021 and further to US$198.2 million in 2022, and from US$81.8 million for the six months ended June 30, 2022 to US$134.2 million for the six months ended June 30, 2023. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends, our limited operating history and rapid growth may not be indicative of our future performance, and we may not be able to accurately forecast our future performance and growth potentials and budget our costs and operating expenses accordingly.

Our business may be affected by the rapidly evolving the digital asset industry, in particular the fluctuation of Bitcoin price, and the changes in demand or order patterns for our services and products as a result. We may not be able to accurately forecast the longer-term development of the digital assets industry, and as result, may experience fluctuations in orders in the future. Our limited historical results of operations could make it difficult to assess the impact of seasonal factors on our business. If we are unable to increase our access to mining capacities and hosting capacities to meet any increases in demand due to seasonality or other factors, our total revenue and profitability and our reputation among customers would be materially and adversely affected.

If we fail to continuously innovate and to provide services and products that meet the expectations of our customers, we may not be able to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.

The industries in which we operate and intend to operate in the future are characterized by constant changes, including rapid technological evolution, continual shifts in customer demands, frequent introductions of new services, products and solutions, and constant emergence of new industry standards and practices. Our success will depend, in part, on our ability to respond to these changes in a cost-effective and timely manner, which requires us to anticipate the emergence of new technologies and assess their market acceptance.

Research and development activities are inherently uncertain, and it may be difficult to commercialize the research and development results, which could result in excessive expenses or delays. Given the fast pace with which blockchain has been and will continue to be developed, we and our business partners may not be able to timely upgrade technologies in an efficient and cost-effective manner, or at all. In addition, new developments in blockchain and digital assets could render our services and products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies, services and products obsolete, customers may no longer be attracted to our offerings. As a result, our business, results of operations and financial condition would be materially and adversely affected.

Our results of operations may be significantly impacted by digital asset price fluctuations, and our business, results of operations and financial condition could be materially and adversely affected by a significant drop in the prices of digital assets and Bitcoin in particular.

The demand for, and pricing of, our services and products are determined primarily by the expected economic return of digital asset mining activities, in particular those of Bitcoin, which in turn is significantly affected by expectations with respect to their prices, among other factors. The price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future. For example, the price of Bitcoin ranged from approximately US$30,000 to approximately US$68,000 in 2021, from approximately US$16,000 to approximately US$46,000 in 2022, and from approximately US$16,600 to approximately US$30,500 in the six months ended June 30, 2023, according to Google Finance. In 2022 and the first quarter of 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings have contributed to further price decreases in Bitcoin and a loss of investor confidence in the digital asset industry, which in turn may materially and adversely affect the demand of our cloud-mining services and mining equipment, as well as the profitability of our self-mining business.

In light of the significant drop in value of major digital assets in 2022 and the first half of 2023, and the recent disruption in the digital asset industry, we cannot assure you that the price of Bitcoin or other digital assets will remain high enough to sustain the demand for our services and products or that their prices will not decline significantly in the future. Various factors, mostly beyond our control, could impact the price of digital assets, including:

●	the limited use of digital assets as payment currencies, as compared with fiat currencies;

●	government and quasi-government regulation of digital assets and their use, or restrictions on or regulation of access to and operations of digital asset transactions;

●	changes in consumer demographics and market trends;

●	the maintenance and development of open-source software protocols or similar digital asset systems;

●	the availability and popularity of other forms or payment methods, including new means of using fiat currencies;

●	general economic conditions and the regulatory environment relating to digital assets; and

●	negative consumer perception of digital assets, in particular Bitcoin.

If the price of digital assets or network transaction fees drop, the expected economic return of mining activities will diminish, resulting in a decrease in demand for our services and products. We may need to adjust our pricing strategy to respond to changes in market demand. The future of digital assets and their prices are subject to a high degree of uncertainty. If transaction fees become too high, users may be discouraged from using digital assets, which will decrease the transaction volume of the digital asset network. In addition, any power shortage due to government control measures or other reasons, or increase in energy costs, would raise the mining costs. These instances could affect our customers’ expected economic return for mining activities, which in turn, would adversely affect the demand for and pricing of our services and products.

Furthermore, fluctuations in the price of digital assets may affect the value of our fixed assets or inventories, which primarily consist of Bitcoin miners, as well as the provision we make to the inventory as we manage inventory level based on, among others, forecasts for sales and service provisions. As we may increase our procurement volume for the launch of new services or products or due to expected surge of demand, a significant drop in the price of digital assets can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. A significant drop in the price of digital assets may also subject us to impairment loss for digital assets held for our own account. For example, Finfront recorded impairment loss on digital assets of US$12.9 million in 2022 when the price of Bitcoin dropped significantly against its carrying value. As a result, any future significant reductions in the price of Bitcoin and other digital assets will likely have a material and adverse effect on our results of operations and financial condition.

We hold stablecoins for our business operations, and are subject to the risks associated with stablecoins.

We hold stablecoins, in particular USDT, for our business operations. As of December 31, 2020, 2021 and 2022 and June 30, 2023, the total value of USDT that Finfront held for its own account and safeguarding assets related to USDT held for its customers was approximately US$1.3 million, US$4.1 million, US$55,515 and US$48,183, respectively. For example, we may receive USDT as payments for our cloud mining service, and other digital assets such as BTC and ETH received by us as service payments are automatically converted into USDT. Since October 2022, we began to convert our USDT into U.S. Dollars and deposit them with banking institutions on a daily basis. See “Item 4. Information on the Company—B. Business Overview—Digital Assets.” A stablecoin is a digital asset that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like the U.S. dollars. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation and is therefore unable to fulfill one-for-one redemptions. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. Some have also argued that stablecoins may be involved in money laundering. On February 17, 2021, the New York Attorney General entered an agreement with USDT’s operators, requiring them to cease any further trading activity with New York persons and pay US$18.5 million in penalties for false and misleading statements made regarding the assets backing USDT.

Volatility in stablecoins, operational issues with stablecoins (for example, technical issues that prevent settlement), concerns about the sufficiency of any reserves that support stablecoins, or regulatory concerns about stablecoin issuers or intermediaries, such as crypto asset spot markets, that support stablecoins, could also affect, among others, the value, credentials, exchangeability and liquidity of stablecoins. If any of these events affecting stablecoins we hold were to occur, the value of the affected stablecoins we hold could materially decline, and we may not be able to timely convert digital assets into other viable forms, which could materially and adversely affect our results of operations, financial condition and future prospects.

We may not be able to compete effectively against our current and future competitors, which could have a material adverse effect on our business, financial condition and results of operations.

The digital asset industry is highly innovative, rapidly evolving and characterized by competition, experimentation, frequent introductions of new services and products and uncertain and evolving industry and regulatory requirements. We expect competition to further intensify in the future as existing and new competitors introduce new products or enhance existing services and products. We compete against numerous developers, owners and operators in the blockchain industry worldwide. Some of our current and future competitors may have greater brand recognition, longer operating histories, stronger marketing, technical and financial resources and access to greater and less expensive power than we do. Our current and future competitors may vary in size, service offerings and geographic presence. In addition, many companies in the digital asset industry are consolidating, which could further increase their market shares. If we are unable to compete successfully, or if solidifying our competitive advantages requires us to incur significant costs, our business, financial condition and results of operations could be adversely affected.

We compete with our competitors in multiple aspects, including pricing, service quality and user experience, reputation, relationship with suppliers, power resources, ability to obtain replacement for miners or hosting facilities, technical and software expertise, and financial resources. Some of our competitors may be able to:

●	develop superior products or services, gain greater market acceptance and expand their service offerings more efficiently or rapidly;

●	adapt to new or emerging technologies and changes in customer requirements more quickly;

●	obtain more favorable terms from the suppliers and procure mining equipment, electricity and other supplies in a more cost-efficient manner;

●	identify and acquire desirable properties that we are interested in from developers;

●	offer services at prices below current market rates or below the prices we currently charge our customers;

●	take advantage of acquisition and other opportunities more readily; and

●	adopt more aggressive pricing policies and devote greater resources to the promotion, marketing and sales of their services.

In addition, we may face pricing pressure with respect to our services and products. Prices for our services are affected by a variety of factors, including supply and demand conditions and pricing pressures from our competitors. We may be required to lower our prices to remain competitive, which may decrease our profit margins and could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers to provide us with digital asset mining equipment, hosting facilities, and other products or services critical to our business operations. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers to provide us with miners and hosting facilities at economical prices. Costs attributable to Burdy Technology Limited, Finfront’s largest supplier in 2021, accounted for 82%, 32%, 52% and 12% of its total cost of revenue in 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively. We purchased and leased miners from, and gained access to hosting facilities in a number of regions and countries through collaborations with Bitmain. In 2021, 2022 and the six months ended June 30, 2022 and 2023, costs attributed to agreements with Bitmain, as a percentage of Finfront’s total cost of revenue, was approximately 7%, 52%, 35% and 71%, respectively. If we are unable to maintain business relationship with our suppliers such as Burdy Technology Limited and Bitmain, our operations could be disrupted, and our business, financial condition and results of operations would be adversely affected. We may not be unable to obtain miners and hosting services from other suppliers at commercially reasonable term in a timely manner, or at all. Our ability to meet the increasing demand of our services and products and grow our business is dependent, in large part, on the availability of advanced mining equipment and hosting resources offered to us at commercially reasonable prices. The price and availability of such mining equipment fluctuate with the price of Bitcoin or other digital assets. Higher digital asset prices tend to increase the demand for mining equipment and thus increase the cost to acquire or lease such equipment. In addition, as more companies seek to enter the digital asset mining industry, the demand may outpace supply and create shortages, and we cannot assure you that such key miner suppliers will be able to keep pace with any surge in the demand for mining equipment. These key suppliers may also prioritize the order of our competitors, in which case we may experience difficulties in securing miner supply. Further, as these key suppliers typically can determine the terms of supply agreements, we have limited bargaining power in negotiating the terms of supply agreements or may have little or no recourse in the event a key miner supplier defaults on our delivery commitments. Defects, malfunctions, errors and breakdown of these miners may occur from time to time, and we cannot assure you that we or our suppliers can take remedial measures in a timely manner. Historically, an increase in interest and demand for digital assets has led to a shortage of hosting and transaction processing hardware and increased prices on the market. We may experience difficulty in obtaining new mining equipment to satisfy the demand of our customers, which may have a material adverse impact on the demand for our revenue. If we are not able to obtain a sufficient number of miners at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be materially and adversely affected.

We also rely on Bitmain to provide the miner hosting services under certain hosting service cooperation arrangements, through which Bitmain sources a limited number of hosting facilities to host miners and provide services related to maintenance and technical support, electricity, network and security. These hosting facilities may demand for upward adjustments of their service fees, including electricity cost, which we may not be able to pass on to our customers. We cannot assure you that it can continue to maintain cooperation with these hosting facilities, or the services provided by these parties always meet the level of quality, efficiency and timeliness necessary for us to render satisfactory hosting services to our customers. Such hosting facilities may experience interruption or other incidents from time to time, and may be unable to provide services to us. We may not be able to obtain alternative hosting facility supplies in a time manner and/or at commercially viable terms. If we are unable to effectively address these risks, our ability to serve customers will be affected, and our brand image, reputation and financial performance may be materially and adversely affected.

Our self-mining operations utilize third-party mining pools to receive mining rewards from a given network. Mining pools allow mining participants to combine their hash calculations, which increases the chances of solving a block and receive rewards of a given network. The rewards are distributed by the pool operator, based on our contribution of hash calculations to the pool. We are dependent on the accuracy of mining pool operators to accurately record the total hash calculations provided to the pool for a given Bitcoin or other digital asset mining application in order to assess the proportion of hash calculations contributed by us. While we have internal methods of tracking both our hash calculations provided, the mining pool operator uses its own record-keeping method to determine our effective contribution of hash calculations. We have limited recourse against the mining pool operator if we determine the proportion of the reward pay out by a mining pool operator is incorrect. If we are unable to consistently obtain accurate proportionate rewards from such mining pool operators, we may experience reduced reward for our efforts, which would have an adverse effect on our business and operations.

We have derived a substantial portion of our revenue from sales to a limited number of customers, which may expose us to risks relating to customer concentration.

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. In 2021, 2022 and the six months ended June 30, 2022 and 2023, sales to Finfront’s largest customer, Chainup Technic Limited and its related parties, accounted for 30%, 17%, 24% and 16% of its total revenue, respectively, and sales to Finfront’s top three customer accounted for 51%, 31%, 42% and 24% of its total revenue, respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of revenue contribution from our major customers to our total revenue will decrease in the future. Dependence on a limited number of major customers to our total revenue exposes us to risks of substantial losses if any of them reduces or ceases business collaboration with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue, and have a material and adverse effect on our business, results of operations, financial condition and prospects:

●	a decline in the business of one or more of our major customers;

●	the decision by one or more of the major customers to shift to our competitors;

●	the reduction in the price of our services and products agreed by one or more of our major customers;

●	the failure or inability of any of the major customers to make timely payment to us; or

●	regulatory development that may negatively affect the business of one or more of our major customers or digital asset mining activities in general.

It may not be possible for us to accurately predict the future demand from our major customers, and it may fail to maintain relationships with these major customers or to do business with them at the same or increased levels. If any of the foregoing were to occur, and we are unable to expand our business with other existing customers or attract new customers in a timely manner or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Mining digital assets requires significant electric power, and the inability to obtain power resources at commercially viable terms could have a material adverse effect on our business, financial condition and results of operations.

Our operations require a significant amount of electric power to power and cool the mining equipment. Power costs represent a significant component underlying our cost of revenue. The amount of power required by us will increase commensurate with the increase in demand for our services and products and mining equipment we operate for ourselves and our customers. Power costs and availability are also vulnerable to seasonality, with increased costs primarily in the summer months. We also face risks of outages and power grid damage as a result of inclement weather, animal incursion, and other events out of our control. We cannot assure you that the facilities hosting our miners will be able to deliver sufficient power to meet the growing needs of our business on commercially reasonable terms. Currently, our power costs are covered in our service framework agreement with Bitmain, which may demand for changes to terms of the service framework agreement, including an upward adjustment to the electricity cost. In addition, we may incur additional electricity costs based on specific orders under such framework arrangements, which may include periodic price adjustment mechanism with reference to local electricity price index. We may not be able to pass on such increase in electricity costs to our customers. Failure by our counterparty to perform its obligation under the contract terms may affect our ability to provide services to our customers and disrupt our business operations. Any significant increase in the power costs could have a material adverse effect on our business, financial condition and results of operations.

Power outage may result in disruption of our business.

Our business is vulnerable to disruptions and power outages resulting from weather, animal incursions, accidents, equipment failures, curtailments, acts of war, sabotage and other events. We rely on third-party hosting facility providers to host our miners, and cannot assure you that these hosting facilities have backup power generators to maintain our operations in the event of a power outage. Disruption of our business could impact our ability to generate and maintain the power levels necessary to provide cloud-mining services to customers and mine digital assets for ourselves, which could have a material adverse effect on our business, financial condition and results of operations.

Delays in the expansion of existing facilities or establishment of new facilities, or significant cost overruns could adversely affect our business.

The equipment used for digital asset mining and transaction processing require the use of facilities with a highly specialized infrastructure and considerable and reliable electric power. We expand our business operations by increasing our mining equipment, and expanding cooperation with providers of our existing facilities to gain access to higher mining capacity. We cannot assure you that our hosting facility providers could obtain access to such suitable land to expand hosting capacity, as such suppliers need to work closely with local governments to obtain necessary permits and local power suppliers for power supplies. Delays in actions that require the assistance of such third parties, in receiving required permits and approvals or in mediations with local communities, if any, may negatively impact such hosting facility providers’ construction timelines and budget or result in any new facilities not being completed at all. We cannot assure you that we will not experience quality issues in any expansion or upgrades of those facilities. All of these risks could cause us to be unable to run our mining operations in a way that is technologically advanced, economical and energy efficient and temperature controlled, which will adversely affect our business, financial condition and results of operations. If we experience significant delays in the supply of power and facility spaces required to support our expansion, our ability to deliver services and expand operations will be materially and adversely affected.

The average selling prices of our services and products may fluctuate from time to time, which may in turn adversely affect our profitability.

The digital asset industry is characterized by rapid launches of new services and products, continuous technological advancements and changing market trends and customer preferences, all of which may cause fluctuations in the average selling prices of our services and products over time. We may have to significantly lower the average selling prices of our services and products to retain customers. However, such significant decreases in average selling prices may not be offset by a corresponding decrease in the prices of the equipment and properties, and our profitability may be materially and adversely affected.

Increases in hosting costs, power costs other important cost items may cause us to mine digital assets less cost-efficiently, which may reduce our operating and profit margins, and adversely affect our business, financial condition and results of operations.

Finfront incurred cost of revenue of US$90,617, US$94.0 million, US$162.0 million, US$68.1 million and US$123.5 million in the 2020 period, 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively, and it realized a gross profit margin of 11.4%, 8.8%, 18.3%, 16.8% and 8.0% in the same periods, respectively. Finfront had a net loss of US$92,166 in the 2020 period, and achieved a net profit of US$4.9 million, US$2.4 million, US$6.6 million and US$7.8 million in 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively. We expect our cost of revenue to continue represents a substantial portion of our total revenue. If we do not manage those costs effectively, our operating and profit margins may be reduced, and our business, financial condition and results of operations may be adversely affected.

We face risks associated with the expansion of our operations globally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

As we continue to grow our business and expand our operations globally, we will continue to sell our services and products into new jurisdictions in which we may have limited or no experience and in which our brands may be less recognized. The expansion exposes us to a number of risks, including, but are not limited to:

●	high cost of investment to establish a presence in a new market and manage international operations;

●	competition from unfamiliar markets, including with competitors who are more dominant and have stronger ties with customers and greater financial and other resources;

●	foreign currency exchange rate fluctuations;

●	regulatory differences and difficulties in ensuring compliance with multi-national legal requirements and multi-national operations;

●	changes in economic, legal, political or other local conditions in new markets;

●	our limited customer base and limited sales and relationships with international customers;

●	challenges in providing customer services and support in these markets;

●	difficulties in and costs of overseas operations while complying with the different commercial, legal and regulatory requirements of the international markets in which we offer our services and products;

●	difficulty in ensuring that our customers comply with the sanctions imposed by the Office of Foreign Assets Control in the United States and regulators in other countries and regions, on various foreign states, organizations and individuals;

●	inability to obtain, maintain or enforce intellectual property rights;

●	inability to effectively enforce contractual or legal rights or intellectual property rights in certain jurisdictions where we operate; and

●	governmental policies favoring domestic companies in certain foreign markets or trade barriers including export requirements, tariffs, taxes and other restrictions and charges.

In particular, a worldwide trend in favor of nationalism and protectionist trade policy, as well as other potential international trade disputes could cause turbulence in international markets. These government policies or trade barriers could increase the prices of our products and make us less competitive in such countries. If we are unable to effectively manage these risks, the ability to expand our business abroad will be impaired, which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

If we fail to accurately estimate the factors for our contract pricing, we may generate lower profit than expected or incur losses on those contracts, which could have a material adverse effect on our business, financial condition and results of operations.

Our service contracts are generally priced based on various internal and external factors, such as miner costs, the technological contents of our services, costs of hosting miners, market price of digital assets, price of competitors, the expected economic return of digital asset mining, the service and cost recovery model, and the market demand. Our ability to set favorable prices at our desired margins and accurately estimate costs, among other factors, has a significant impact on our profitability. We may be unable to maintain our bargaining power, and our profit margin may be driven down by market conditions or other factors. If we see higher pricing pressure due to intensified competition from other competitors, decrease in prices to our customers in the end market or any other reasons, or if we otherwise lose bargaining power due to weaker demand for our services and products, we may need to reduce our prices and lower our profit margins. Moreover, we may not be able to accurately estimate our costs or pass on all or part of any increase in our costs of miner and hosting facilities, to our customers. As a result, our results of operations and financial condition could be materially and adversely affected.

Our future success depends on our ability to keep pace with rapid technological changes that could make our current or future technologies less competitive or obsolete.

Rapid, significant and disruptive technological changes continue to impact the digital asset industry. Services and products offered by us may become less marketable due to demand for new processes and technologies, including, without limitation: (1) customer demand for miners with higher hash rate or for new types of digital assets; (2) new processes to deliver power to, or eliminate heat from, miners; (2) customer demand for additional cloud-mining or hosting capacity; (3) new technology that permits higher levels of critical load and heat removal than the facilities are currently designed to provide; (4) limited power supply to support new, updated or upgraded technology; and (5) a shift to more power-efficient transaction validation protocols. In addition, the systems that connect miners managed by us to the internet and other external networks may become insufficient, including with respect to latency, reliability and diversity of connectivity. We may not be able to adapt to changing technologies, identify and implement new alternatives successfully or meet customer demands for new processes or technologies in a timely and cost-effective manner, if at all, which would have a material adverse effect on our business, financial condition and results of operations.

Even if we succeed in adapting to new processes and technologies, there is no assurance that our use of such new processes or technology would have a positive impact on our financial performance. For example, we could incur substantial additional costs if we need to materially improve the miner fleet engaged through the implementation of new systems or new server technologies that require levels of critical load and heat removal that the current or future facilities hosting are not designed to provide. In addition, our new services and products could be superior than our prior services and products, and customers could switch away from our prior services and products that could have higher revenue or better margins for the new services and products. Therefore, the adaptation to new processes and technologies could result in lower revenue, lower margins and/or higher costs, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, our competitors or others might develop technologies that are more effective than our current or future technologies, or that render our technologies less competitive or obsolete. Further, many of our competitors may have superior financial and human resources deployed toward research and development efforts. We may not be able to effectively keep pace with relevant technological changes. If competitors introduce superior technologies, and we cannot make upgrades to our hardware or software to remain competitive, it could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain or enhance our brand recognition, our business, financial condition and results of operations may be materially and adversely affected.

Maintaining and enhancing the recognition, image and acceptance of our brand are important to our ability to differentiate our services from and to compete effectively with our peers. Our brand image, however, could be jeopardized if we fail to maintain high service quality, pioneer and keep pace with evolving technology trends, or timely meet the demand for our services. If we fail to promote our brand or to maintain or enhance our brand recognition and awareness among our customers, or if we are subject to events or negative allegations affecting our brand image or the publicly perceived position of our brand, our business, financial condition and results of operations could be adversely affected.

Our business is capital intensive, and failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations, which could have a material adverse effect on our business, financial condition and results of operations.

The costs of operating, maintaining and owning miners and facilities are substantial. Mining equipment experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Additionally, as the technology evolves, we may acquire or utilize newer models of mining equipment to remain competitive in the market. Over time, those mining equipment which are no longer functional also needs to be replaced with new mining equipment.

The upgrading process requires substantial investment, and we may face challenges in doing so on a timely and cost-effective basis based on availability of new mining equipment and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement mining equipment at scale, we may be unable to remain competitive in our highly competitive and evolving industry.

Moreover, we need additional facilities to increase our capacity for more mining equipment. The costs of operating and maintaining facilities and growing our operations may increase in the future, which may make it more difficult for us to expand our business and to operate the facilities while maintaining or improving our profit margin.

We will need to raise additional funds through equity or debt financings in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Although we currently do not pledge digital assets as collaterals for any loan or financing arrangement, a significant and permanent drop in the value of digital assets, in particular Bitcoin, may cause us to lose the ability to do so in the future. In addition, the recent disruption in the digital asset industry may further lower the price of Bitcoin and investor confidence in the digital asset industry, which may materially and adversely impair our ability to raise capital in the future. An inability to generate sufficient cash from operations or to obtain additional debt or equity financing would adversely affect our results of operations. Additionally, if this happens, we and our customers may not be able to mine digital assets as efficiently or in similar amounts as our competitors and, as a result, our business and financial condition and results of operations could suffer.

Any failure to meet the necessary quality standards of our services and products could adversely affect our reputation, business and results of operation.

The quality of our services and products is critical to the success of our business and depends significantly on the effectiveness of our and our suppliers’ quality control. In our efforts to meet new market trends and adopt new technologies, we and our suppliers may not have adequate time to go through rigorous quality control and assurance procedures, which could result in instances where our services and products cannot reach the required performance standard. These instances could result in our customers suffering losses and harm to their experience and continuous engagement with us. Defects may also result in additional costs for remediation and rework. As a result, our reputation, business and results of operations may be materially and adversely affected.

Any global systemic economic and financial crisis could negatively affect the prices of digital assets, and in turn our business, results of operations, and financial condition.

Any prolonged slowdown in the global economy may have a negative impact on our business, results of operations and financial condition. For example, the global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges. The market panics over the global outbreak of COVID-19 has also materially and negatively affected the global economy and financial markets since 2020. See “—Risks Related to Our Business—Continuing coronavirus outbreaks may have a material adverse impact on our business, liquidity, financial condition and results of operations.” Additionally, there is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, and concerns over the United Kingdom leaving the European Union as well as the significant potential changes to United States trade policies, treaties and tariffs, all of which have resulted in market volatility. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in delays or interruptions of key supplies; inability of customers to finance purchases of our services and products and/or customer insolvencies; and other counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the digital assets industry as a whole to decline dramatically and could materially and adversely affect our business, results of operations and financial condition.

We may engage in acquisitions or strategic alliances in the future that could disrupt our business, result in increased expenses, and reduce our financial resources, and such acquisitions or strategic alliances may not be successfully implemented or generate positive results as expected.

Although we have limited experience in acquisitions or strategic alliances in the past, we may look for potential acquisitions or strategic alliances in the future to expand our business. However, we may not be able to find suitable acquisition candidates, complete acquisitions on favorable terms, if at all, or integrate any acquired business, products or technologies into our operations. If we do complete such acquisitions, they may still be viewed negatively by customers or investors and they may not enable us to strengthen our competitive position or achieve our strategic goals. In addition, any acquisitions that we make could lead to difficulties in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from these businesses. Moreover, acquisitions or strategic alliances may disrupt our ongoing operations, divert management from day-to-day responsibilities and increase our expenses. Future acquisitions or strategic alliances may reduce our cash available for operations and other uses and could result in increases in amortization expenses related to identifiable intangible assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt. We cannot predict the number, timing or size of future acquisitions or strategic alliances, or their successful implementation or the effect that any such might have on our results of operations and financial condition.

Risks Related to Our Operations

We may be vulnerable to security breaches, or be exposed to cybersecurity threats, which could disrupt our operations, subject us to customers’ claims, and materially and adversely affect our business, financial condition and results of operations.

We receive, process, store and transmit, often electronically, the data of our customers, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Despite the security measures we have implemented, our miners, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers. Any security breach involving the misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities.

A party who is able to compromise the physical security measures protecting the facilities supporting our operations could cause interruptions or malfunctions in our operations and misappropriate our property or the property of our customers. We may be required to expend significant capital and resources or replace existing hosting facility suppliers to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, we cannot assure you that we or our hosting facility suppliers will be able to implement new security measures in a timely manner or, if and when implemented, these measures would not be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in security costs, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, any assertions of alleged security breaches or system failures made against us or our hosting facility suppliers, whether true or not, could harm our reputation, cause us to incur substantial legal fees to defend against such claims, or otherwise have a material adverse effect on our business, financial condition and results of operations. Such claims, irrespective of the outcomes or the merits, would likely be time-consuming and costly to defend and could divert significant resources and management attention. We could also incur significant payment of damages or expenses, or otherwise be restricted from operating our business. Any such claim or potential litigation, including the resources incurred in connection therewith, could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, security breaches, computer malware and computer hacking attacks have been a prevalent concern in the digital asset exchange market. Any security breach caused by hacking, which involves efforts to gain unauthorized access to information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment, and the inadvertent transmission of computer viruses, could harm our business operations or result in loss of our assets.

Moreover, the threats to network and data security are increasingly diverse and sophisticated. Despite our efforts and processes to prevent breaches, our computer servers and computer systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with our computer servers and computer systems. The preventive actions we take to reduce the risk of cyber incidents and protect our information technology and networks may be insufficient to repel a major cyber-attack in the future. To the extent that any disruption or security breach results in a loss or damage to our network, in unauthorized disclosure of confidential information or in a loss of our digital assets, it could cause significant damage to our reputation, lead to claims against us and ultimately have a material adverse effect on our business, financial condition and results of operations. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Any failure in our critical systems could lead to disruptions in our businesses and could harm our reputation and result in financial penalty and legal liabilities, which would reduce our revenue and have a material adverse effect on our business, financial condition and results of operations.

The critical systems underlying our services and products could experience failure, such as a breakdown in critical system, equipment or services, routers, switches or other equipment. The facilities hosting our miners could experience power supply or network connectivity issues. Such failure, whether or not within our control, could interrupt our service provision, and adversely affect our customers’ operation and cause equipment damage, all of which could significantly disrupt our normal business operations, harm our reputation and reduce our revenue. Any such failure or downtime could impact mining rewards generated by us and reduce the profitability of our customers. The total destruction or severe impairment of any of the facilities we operate could result in significant service downtime and loss of customer data. Since our ability to attract and retain customers depends on our ability to provide highly reliable service, even minor interruptions in our service could harm our reputation and negatively impact our revenue and profitability. The services we provide are subject to failures resulting from numerous factors, including:

●	power loss;

●	equipment failure;

●	human error or accidents;

●	theft, sabotage and vandalism;

●	failure by us or our suppliers to provide adequate service or maintain the equipment;

●	network connectivity downtime and fiber cuts;

●	service interruptions resulting from server relocation;

●	security breaches;

●	improper maintenance;

●	physical, electronic and cybersecurity breaches;

●	animal incursions;

●	fire, earthquake, hurricane, tornado, flood and other natural disasters;

●	extreme temperatures;

●	water damage;

●	public health emergencies; and

●	terrorism.

Moreover, service interruptions and equipment failures may expose us to potential legal liability. Any disruption in our services could result in lost profits of or other indirect or consequential damages to our customers. Although our customer contracts typically contain provisions limiting our liability for breach of such agreements, there can be no assurance that a court would enforce any contractual limitations on our liability in the event that one of our customers brings a lawsuit against us as the result of a service interruption that they may ascribe to us. The outcome of any such lawsuit would depend on the specific facts of the case and any legal and policy considerations that we may not be able to mitigate. In such cases, we could be liable for substantial damages, which would as a result have a material adverse effect on our business, financial condition and results of operations.

Any failure to obtain or renew any approvals, licenses, permits or certifications necessary to our operations could materially and adversely affect our business, reputation, results of operations and prospects.

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications to operate our business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, qw may be subject to fines or the suspension of operations at the production facilities and research and development facilities that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business, reputation, results of operations and prospects. See “Item 4. Information on the Company—B. Business Overview—Government Regulation” for further details on the requisite approvals, licenses, permits and certifications necessary for our business operations.

We cannot assure you that we will be able to fulfill all the conditions necessary to obtain the required government approvals, or that relevant government officials will always, if ever, exercise their discretion in our favor, or that we will be able to adapt to any new laws, regulations and policies. There may also be delays on the part of government authorities in reviewing our applications and granting approvals, whether due to the lack of human resources or the imposition of new rules, regulations, government policies or their implementation, interpretation and enforcement. If we are unable to obtain, or experience material delays in obtaining, necessary government approvals, our operations may be substantially disrupted, which could materially and adversely affect our business, financial condition and results of operations.

We rely on third-party service providers to safeguard and manage certain digital assets. Loss of private keys, security breach and hacking attempts could cause the loss and theft of such digital assets, and materially and adversely impact our business, financial condition and results of operations.

We accumulate Bitcoin mined through our self-mining operations, and will exchange Bitcoin for fiat currencies at establish cryptocurrency exchanges, such as Coinbase, to satisfy our working capital needs. We also receive other digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud mining service and hosting services. Digital assets that are received as service payments would be automatically converted into USDT. Since October 2022, we began to convert USDT into U.S. Dollars and deposit them with banking institutions on a daily basis. Prior to December 2022, we held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. As of December 31, 2021 and 2022 and June 30, 2023, the value of safeguarding assets related to digital assets held for our customers was approximately US$6.4 million, nil and nil, respectively.

Digital assets held for customers are stored at custodial wallets maintained by Coinbase and Cobo Wallet, which protect such digital assets through dual authentication security mechanism. Currently, most of digital assets mined by us are held in cold wallet, which is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. The digital assets temporarily held on customers’ behalf and for our own account are not insured or guaranteed by any government or government agency.

Since December 2022, we no longer temporarily held digital assets for our customers. As of February 6, 2024, we hold 5.3 Bitcoins and approximately 17,760 USDTs that are to be returned to our customers. To the extent that customers’ digital assets still remain in custodial wallets maintained by Coinbase and Cobo Wallet, we rely on such service providers to safeguard such customers’ digital assets. The security measures designed to prevent, detect, and mitigate inappropriate access to these custodial wallets by internal or external threats may not be adequate to protect against loss of digital assets due to theft or security leakage. It is possible that employees or service providers could act contrary to our policies, or others could circumvent security measures of us or our service providers to improperly access our systems or documents, or the systems or documents of our service providers, and improperly access, obtain, or misuse the digital assets that we hold for our customers’ account. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We also face risks of destruction or loss associated with using offline cold wallet, and may experience difficulties in recovering our digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of our or our customers’ digital assets could result in substantial costs to us and require us to notify, and potentially compensate impacted customers. Such incidents could also subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition and results of operations.

In addition, we or our customers may temporarily lose access to digital assets as a result of software or systems upgrades or maintenance. In this case, we or our customers would likely rely on third parties to assist in restoring such access, and we cannot provide any assurance that such third parties will be able to restore access on a timely basis, or at all. Any temporary loss for us or our customers could have a material adverse effect on our business, financial condition and results of operations.

Digital asset transactions are irrevocable and, if stolen or incorrectly transferred, digital assets may be irretrievable. Any loss or destruction of a private key required to access a digital asset is also irreversible.

Typically, digital asset transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the transaction or, in theory, control or consent of a majority of the processing power on the applicable network. Once a transaction has been confirmed and verified in a block that is added to the network blockchain, an incorrect transfer of a digital asset or a theft of a digital asset generally will not be reversible and we and our customers may not be capable of seeking compensation for any such transfer or theft. Although transfers of any digital assets we or our customers hold will regularly be made to or from vendors, consultants, services providers, etc., it is possible that, through computer or human error, or through theft or criminal action, such digital assets could be transferred from them in incorrect amounts or to unauthorized third parties. To the extent that we or our customers are unable to seek a corrective transaction with such third party or are incapable of identifying the third party that has received such digital assets through error or theft, we or our customers will be unable to revert or otherwise recover the incorrectly transferred digital assets. Moreover, reversion or other corrective or recovery methods of such digital assets may also take a significant time and may not result in full recovery of the incorrectly transferred digital assets or sufficient compensation the relevant economic loss. To the extent that we or our customers are unable to seek redress for such error or theft, such loss could have a material adverse effect on our business, financial condition and results of operations.

Digital assets are each accessible and controllable only by the possessor of both the unique public key and private key associated with the digital asset, wherein the public and private keys are held in an offline or online digital wallet. To the extent a private key is lost, destroyed or otherwise compromised and no backup of the private key is available, we or our customers will be unable to access the applicable digital asset associated with that private key and the private key cannot be restored. As a result, any digital assets associated with such key could be irretrievably lost. Any loss of private keys relating to digital wallets used to store the applicable digital assets could have a material adverse effect on our business, financial condition and results of operations.

We deposit certain fund and digital assets with cryptocurrency exchanges. If such cryptocurrency exchanges become bankrupt or otherwise unable to remit stored fund and digital assets, we may lose these assets, and our business, financial condition and results of operations may be adversely affected.

Historically, we deposited certain fund and digital assets with cryptocurrency exchanges that are not banking institutions. For instance, we had deposited cash and digital assets in account maintained at FTX, which filed for bankruptcy in November 2022. We currently deposit certain digital assets of our customers in accounts maintained at Coinbase. The ability of a cryptocurrency exchange to safeguard our fund is dependent on our internal control, operations, liquidity, and financial condition, as well as our proper maintenance, use, and safekeeping of our customers’ fund and assets. Any failure by such cryptocurrency exchange to maintain the necessary controls or to manage our customers’ digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in loss of our fund. We cannot assure you that we can be adequately compensated by such cryptocurrency exchange in the event that we suffer loss in our fund deposited with it.

Moreover, to the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, several cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. For instance, in early 2019, the QuadrigaCX trading platform (“Quadriga”) ceased operations, which the Ontario Securities Commission attributed largely to fraudulent activity of its co-founder and CEO, Gerald Cotton. Quadriga subsequently filed for creditor protection. Clients of Quadriga were owed approximately an aggregate of $215 million and only approximately $46 million was recovered to pay such clients. In November 2022, FTX Group cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States, following reports published just days earlier that FTX was facing liquidity challenges. As of the time of such bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in our account maintained at FTX. Since the voluntary bankruptcy proceeding of FTX, we have suspended our transactions with FTX. In many of aforementioned instances, the customers of the closed exchanges are not compensated or made whole for the partial or complete losses of their account balances. As a result of the FTX bankruptcy proceeding, we recorded impairment loss on assets held by FTX of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022). In addition, while smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action.

We have been and may continue to be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers, business partners, competitors or employees.

We have been and may continue to be, from time to time, involved in disputes with various parties arising out of our operations, including our suppliers, customers, business partners, competitors or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. Ethereal Singapore is named as a defendant in a lawsuit filed on November 6, 2023, in the United States Bankruptcy Court for the District of Delaware. The lawsuit relates to an alleged agreement to sell at a discount of Ethereal Singapore’s creditor claim against FTX’s bankruptcy estate. The plaintiff seeks specific performance by Ethereal Singapore to complete the transfer of the subject claim to the plaintiff or, alternatively, damages in an amount equal to the difference between the alleged purchase prices of the subject claim and the ultimate amounts distributed by the FTX bankruptcy estate on the account of that claim. As discussed elsewhere in this Report, as a result of the FTX bankruptcy proceeding, we recorded 100% impairment loss for the claim of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022) on assets, including the underlying assets of this lawsuit’s subject claim, held at FTX. Ethereal Singapore intends to defend the lawsuit vigorously but it cannot predict the outcome at this time or whether the lawsuit will result in any material loss.

In addition, we may encounter compliance issues with regulatory bodies in the ordinary course of our business operations, and therefore may face legal or administrative proceedings or other unfavorable consequences that may result in liabilities and cause delays to our service delivery. Such proceedings or disputes could have a material adverse effect on our business, financial condition, results of operations or cash flows.

The facilities from which we provide our services may be located on property whose owner has not obtained the approval of relevant authorities, and we may be ordered to relocate from that property.

The landlord of facilities from which we provide our services may need to obtain approval from the relevant government authorities for the buildings or other sites. If they fail to do so, such property may be considered to be in violation of relevant zoning laws and the government may order the demolition or relocation. If we are evicted from such property, we may need to find alternative properties and relocate to such facilities. Unless we are able to make timely alternative arrangements for relocating, we may not be able to provide the services a under our agreements with customers and fulfill our contract obligations, which may have a material and adverse effect on our business, reputation, results of operations and financial condition and incur liabilities.

Our prepayments and deposits to suppliers may subject us to counterparty risk associated with such suppliers and negatively affect our liquidity and cash position.

We are generally required to make prepayment for our hash rate supplies in advance and deposits for miner purchases ahead of delivery in order to secure the desired capacity. As such, we are subject to counterparty risk exposure to our suppliers. Any failure by those suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested standard, quality or quantity may result in us not being able to fulfill customers’ demand accordingly. In such event, we may not be able to receive the refund of prepayments in a timely manner or at all. Furthermore, such prepayments and deposits may put pressure on our operating cash flow conditions and if the cash outflows for the prepayments and deposits significantly exceed the cash inflows during any period, our future liquidity and cash position will also be adversely affected.

If we experience difficulty in collecting our account receivables, our liquidity, financial condition and results of operations would be negatively impacted.

We derive our revenues primarily from the sale of services and products to customers and are subject to customer counterparty risks such as our customer’s inability to pay. We cannot assure you that we will be able to collect our account receivables on a timely basis, and our account receivable turnover days may increase, which in turn could materially and adversely affect our liquidity, financial condition and results of operations.

Because there has been limited precedent set for financial accounting for Bitcoin and other digital assets, the determinations that we have made for how to account for digital assets transactions are subject to change.

Because there has been limited precedent set for the financial accounting for Bitcoin and other digital assets and related revenue recognition and no official guidance has yet been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for digital asset transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change the accounting methods we currently intend to employ in respect of our anticipated revenues and assets and restate any financial statements produced based on those methods. Such a restatement could adversely affect our business, prospects, financial condition and results of operation.

We may not be able to adequately protect our intellectual property rights and other proprietary rights, which could have a material adverse effect on business, financial condition and results of operations.

We may not be able to obtain adequate protection for all of our existing and future intellectual property and other proprietary rights in every country in which we operate. Protecting our intellectual property rights and other proprietary rights may require significant financial, managerial and operational resources. Moreover, the steps that we may take to protect our intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. Any of our intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation. In addition, despite our efforts,we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. We may initiate claims, administrative proceedings and/or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights to enforce and/or maintain the validity of such rights. Any such action, if initiated, whether or not it is resolved in our favor, could result in significant expense to us, and divert the time and attention of our personnel, which may have a material adverse effect on our business, financial condition and results of operations.

We may face intellectual property infringement claims or other related disputes, which could be time-consuming, costly to defend or settle and result in the loss of significant rights and lower sales.

We may be subject to infringement claims from time to time or otherwise become aware of potentially relevant patents or other IP rights held by other parties that may cover some of our technology, services and products. Patent litigation has increased in recent years owing to increased assertions made by IP licensing entities and increasing competition in our markets. Additionally, we may enter into licensing agreements with third parties for the use of their proprietary technologies, primarily software development tools, in the development of our services and products. As with any business relationship, we may face disputes and lawsuits related to such agreements. As our operations continue to grow in size and scale, the likelihood of becoming involved in IP related lawsuits and disputes to protect or defend our IP rights and the use of third-party IP rights will increase. In addition, it is extremely difficult for us to monitor all of the patent applications that have been filed by others and whether, if such pending patents are granted, such patents would have a material and adverse effect on our business if our product and service offering were to infringe upon them.

Other third parties may file claims against us alleging that our services, products, processes, or technologies infringe third-party patents or IP rights. Regardless of their merits or resolutions, such claims could be costly to defend or settle and could divert the efforts and attention of our management and technical personnel. We do not know whether we could prevail in any such proceeding given the complex technical issues and inherent uncertainties involved in IP litigation. In addition, we may be required to indemnify and defend our customers or other business partners from third-party infringement claims and to pay damages in the case of adverse rulings. As such, claims of this sort also could harm our relationships with those parties. If any pending or future proceedings result in an adverse outcome, we could be required to cease our business operations or provision of our services, which could have a material adverse effect on our business, financial condition and results of operations.

The loss of any member of our senior management team, or our failure to attract, train and retain qualified personnel, especially our R&D and technical personnel, could impair our ability to grow our business and effectively execute our business strategy.

Since our inception, the growth and expansion of our business operations have been dependent upon the business strategies and foresight of our senior management. Our future success also depends, in large part, on the continued contributions of our senior management team. In addition, our future success depends on our ability to retain, attract and incentivize qualified personnel, especially our R&D and technical personnel. The process of hiring employees with the combination of skills and characteristics required to implement our strategy can be extremely competitive and time-consuming. We cannot assure you that we will be able to attract adequate personnel as we continue to pursue our business strategies.

Moreover, we cannot assure you that we will be able to retain key existing employees. The loss of any of our senior management or R&D team members could harm our ability to implement our business strategies and respond to the rapidly changing market conditions in which we operate, or could result in other operating risks. The loss of one or more of our key employees or our inability to retain, attract and motivate qualified personnel, could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to fines and other administrative penalties resulting from our business operations, which could materially and adversely affect our business, financial condition and results of operation.

Our current operations are primarily subject to the regulations in Singapore and the United States. These relevant regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting our operations, including the regulation of digital assets and mining operations, as well as tax policies. Moreover, these relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. If we face administrative fines or penalties concerning our operations or our subsidiaries, it could have a material adverse impact on our business, financial condition and results of operation.

We will grant employees share options or other equity incentives, which could adversely affect our results of operations.

We have assumed the 2022 Share Incentive Plan of Finfront upon the completion of the Business Combination. Pursuant to the assumed 2022 Share Incentive Plan (the “2022 Share Incentive Plan”), we may grant share-based awards to our employees, directors and consultants to incentivize their performance and align their interests. The maximum aggregate number of Ordinary Shares that may be issued under the 2022 Share Incentive Plan is 7,500,000 Ordinary Shares. As of the date of this Report, we have not granted any share options or other share-based awards under the 2022 Share Incentive Plan. We may grant share-based compensation in the future pursuant to the 2022 Share Incentive Plan or other share incentive plans that we adopt from time to time, including in the form share options and restricted stock units. We will be required to account for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. If we grant options or other equity incentives in the future, we could incur significant compensation charges and our results of operations could be adversely affected. Such grants could also have dilutive impact on our existing shareholders.

If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.

Prior to the Business Combination, Finfront was a private company with limited accounting and financial reporting personnel and other resources with which it addressed its internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of its combined and consolidated financial statements included in this Report, Finfront identified one material weakness in its internal control over financial reporting. Finfront’s independent registered public accounting firm has not conducted an audit of its internal control over financial reporting. The material weakness that has been identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. Neither Finfront nor its independent registered public accounting firm undertook a comprehensive assessment of its internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in its internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that us include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses. For example, as a public company, we need to meet the applicable requirement of Nasdaq for independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

After we are no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Losses relating to our business may be uninsured, or insurance may be limited.

Our business is subject to hazards and risks normally associated with the daily operations of the mining digital assets, including the loss of digital assets and miners. Currently, other than general third-party liability insurance and insurance coverage for our miners, we do not maintain any other insurance policies for our business, or the assets and other properties utilized in our business operations. As such, our current lack of insurance protection may result in interruption of our operations, subject us to significant losses or liabilities and damage our reputation. Additionally, it may not be possible, either because of a lack of available policies, limits on coverage or prohibitive cost, for us to obtain insurance of any type that would cover losses associated with our operations and digital asset portfolio. In general, we anticipate that certain losses related to our business will be uninsurable, or the cost of insuring against these losses will not be economically justifiable. If an uninsured loss occurs or a loss exceeds policy limits, it could have a material adverse effect on our business, financial condition and results of operations.

Our operations and those of our business partners and customers are vulnerable to natural disasters, geopolitical tensions, and other events beyond our control, the occurrence of which may have an adverse effect on our business, results of operations and financial condition.

Our business operations and those of our suppliers and customers are faced with numerous risks, including those arising from pandemics, capacity constraints, labor strikes, fire, natural disasters (e.g. earthquakes, typhoons), and environmental or occupational disasters. Any of these events could disrupt our business operations. Facilities supporting our business operations could suffer significant disruptions due to earthquakes, extreme weather conditions, and other natural disasters or other events beyond our control. We are currently not covered by insurance against such business disruption. The manufacturing facilities of our suppliers could also be materially and adversely affected by earthquakes, extreme weather conditions, and other natural disasters or other events beyond our or the suppliers’ control.

Our business could also be adversely affected by epidemics or outbreaks such as COVID-19, avian flu, or H1N1. An outbreak of those pandemics in the human population, or another similar health crisis, could adversely affect the economies and financial markets of entire regions, and cause significant turbulences to the market and supply chain relating to the digital assets. Moreover, any related disruptions to transportation or the free movement of persons could hamper our operations and force us or our suppliers to close the offices and facilities. The occurrence of any of the foregoing or other natural or man-made disasters could affect our suppliers, customers, other business partners and employees, result in significant delays, shortages or other disruptions of our services and adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Our Industry

It may be or become illegal to acquire, own, hold, sell or use digital assets, participate in the digital asset networks, or transfer or utilize digital assets in jurisdictions where we operate due to adverse changes in the regulatory and policy environment in such jurisdictions, which could materially and adversely affect our business, financial position and results of operations.

We primarily operate in the United States and Singapore and provides cloud-mining services to a global customer base. Changes in policies and laws regarding holding, using and/or mining of digital assets, in particular Bitcoins, in the jurisdictions where we provide services and products could impose restrictions on our operations and cause a decline in customer orders, and adversely affect our business operations and results of operations. We may have to relocate our operations, adjust our business, face legal and other liabilities and experience a material loss of revenue if any jurisdiction where we provide services or products or operates our business prohibits or restricts digital asset mining activities.

We are subject to significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoin and other digital assets. While Bitcoin and other digital assets have gradually gained more market acceptance in many countries, digital mining and blockchain transactions are anonymous and may be used for black market transactions, money laundering, tax evasion or other illegal activities. Some jurisdictions have introduced restrictions over the uses of digital assets, including the use of digital assets as a medium of exchange, the conversion between digital assets and fiat currencies or between digital assets, the provision of trading and other services related to digital assets by financial institutions and payment channels, and initial coin offerings and other means of capital raising based on digital assets. Our existing policies and procedures against such activities may not completely eliminate instances of money laundering and other illegal or improper activities by other parties utilizing our cloud-mining services. We cannot assure you that there it will be able to detect all instances of money laundering or other illegal or improper activities.

With advances in technology, global digital asset mining industry is likely to undergo significant changes in the future. It remains uncertain whether we will be able to cope with, or benefit from, those changes. In addition, as the mining of Bitcoin and other digital assets mining uses sophisticated devices that require a significant amount of electricity supply, future developments in the regulation of energy consumption, including possible restrictions on energy usage in the jurisdictions where we operate may also cause us to adjust our business operations and adversely affect the demand for our services or products. There have been public backlashes surrounding the environmental impacts of Bitcoin and other digital assets mining, particularly the large consumption of electricity, and governments of various jurisdictions have adopted measures, such as limit internet access and power supply to respond. For example, in the United States, certain local governments have discussed measures to address environmental impacts of digital assets mining operations, such as the high electricity consumption of digital assets mining activities. If the public opinion against or government measures restricting or prohibiting digital asset mining activities continue, such development could have a material and adverse effect on our business, financial condition and results of operations.

Any such government action could also have a deleterious impact on, or result in an increase in the volatility of the price of digital assets and miners. Moreover, we may have to adjust our business or to discontinue mining operations, or relocate to other jurisdictions in response to adverse change in regulations or government actions. However, such process would likely result in significant costs and disruption of operations. Our business, financial condition and results of operations may be materially and adversely affected by these adverse changes in the regulatory and policy environment.

Concerns about greenhouse gas emissions and global climate change may result in environmental taxes, charges, assessments or penalties and could have a material adverse effect on our business, financial condition and results of operations.

The effects of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse gas emissions, particularly those from coal combustion power plants, some of which plants we and our hosting facility suppliers may rely upon for power. The added cost of any environmental taxes, charges, assessments or penalties levied on such power plants could be passed on to us, increasing the cost to provide hosting services to our customers. Any enactment of laws or promulgations of regulations regarding greenhouse gas emissions by the United States, or any domestic or foreign jurisdiction in which we conduct business, could have a material adverse effect on our business, financial condition or results of operations.

If there are significant changes to the method of validating blockchain transactions, such changes could harm our self-mining business and reduce demand for our cloud-mining and hosting services.

New digital asset transaction protocols are continuously being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a “proof of work” consensus algorithm, whereby transaction processors are required to expend significant amounts of electrical and hash calculations to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a “proof of stake” algorithm or an algorithm based on a protocol other than proof of work, which may decrease the reliance on mining capacity as an advantage to validating blocks. Our transaction processing operations are currently designed to primarily support a proof of work consensus algorithm. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, property or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain as a result. Any such change to transaction validating protocols could have a material adverse effect on our business, financial condition and results of operations.

Substantial increases in the supply of mining equipment connected to the blockchain network would lead to an increase in network hash rate, which in turn would increase mining difficulty and negatively affect the economic returns of digital asset mining activities, which would decrease the demand for and/or pricing of our services and products.

The difficulty of digital asset mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for miners, which in turn affects the demand for our miners and services. Digital asset mining difficulty is a measure of the amount of hash calculations is required to record a new block and it is affected by the total amount of hash rate in the digital asset network. The digital asset algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much hash rate is in the network. Thus, as more mining capacities join the network, and assuming the rate of block creation does not change, the amount of hash calculations required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the digital asset network, digital asset mining difficulty would increase together with the total hash rate available in the digital asset network, which is in turn affected by the number of miners in operation. Further growth in the total hash rate in the blockchain network may drive up the difficulty of digital asset mining and resulting in downward pressure on the expected economic return of digital asset mining and the demand for, and pricing of, our services and products.

A slowdown in the demand for blockchain technology or blockchain hosting resources, or lack of market acceptance of blockchain networks and digital assets could have a material adverse effect on our business, financial condition and results of operations.

Adverse developments in the blockchain and digital asset industry could lead to a decrease in the demand for our services and products, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, the recent collapse and subsequent insolvency proceedings of FTX also exposes us to the contagion risks related to the broader digital asset industry. We face risks including:

●	a decline in the adoption and use of Bitcoin and other similar digital assets within the technology industry or a decline in value of digital assets;

●	increased costs of complying with existing or new government regulations applicable to digital assets and other factors;

●	a downturn in the market for blockchain hosting space generally, which could be caused by an oversupply of or reduced demand for blockchain space;

●	the rapid development of new technologies or the adoption of new industry standards that render our current services and products obsolete or unmarketable and, in the case of our customers, that contribute to a downturn in their businesses, increasing the likelihood of a default under their service agreements or their becoming insolvent;

●	a slowdown in the growth of the internet generally as a medium for commerce and communication;

●	availability of an adequate supply of new generation digital asset mining equipment; and

●	the degree of difficulty in mining digital assets and the trading price of such assets.

To the extent that any of these or other adverse conditions exist, they are likely to have an adverse impact on mining rewards and market demand and pricing for our services, which could have a material adverse effect on our business, financial condition and results of operations.

Additionally, we and our customers are affected by general business and economic conditions in the jurisdictions they operate, which in turn affect the market acceptance of blockchain networks and digital assets. These conditions include short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, including the imposition of new tariffs affecting our or our customers’ services and products, fluctuations in both debt and equity capital markets and broad trends in industry and finance, all of which are beyond our control. Macroeconomic conditions that affect the economy and the economic outlook could adversely affect our customers and vendors, which could have a material adverse effect on our business, financial condition and results of operations.

Recent disruption in the digital asset industry, including multiple bankruptcy proceedings filed by industry participants, may adversely affect development of digital asset industry in general and subject market participants, including us, to reputational harm.

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately US$30,000 to approximately US$68,000 in 2021, from approximately US$16,000 to approximately US$46,000 in 2022, and from approximately US$16,600 to approximately US$30,500 in the six months ended June 30, 2023, according to Google Finance. In 2022 and the first quarter of 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. In particular, negative publicity surrounding the digital asset industry may cause investors and customers to lose confidence and trust in digital asset mining and companies and digital asset exchanges, or the use of digital assets in general. As of the time of FTX’s bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in our account maintained at FTX. As a result of the FTX bankruptcy proceeding, we recorded impairment loss on assets held by FTX of US$9.8 million (remeasured using the carrying value of Bitcoin as of December 31, 2022) in 2022. Although we are not directly connected to these recent market events, we may still suffer reputational harm due to our association with the digital asset industry in general and our past transaction with FTX in particular. Such reputational harm may adversely affect our business, reputation, financial condition and results of operations.

Digital asset exchanges and wallets, and to a lesser extent, the digital asset network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in digital assets, which would decrease the demand for our services and products.

Digital asset transactions, as with any virtual system, are subject to risks from hackers, malware and operational glitches. Hackers can target digital asset exchanges and transactions to gain access to thousands of accounts and digital wallets where digital assets are stored. Digital asset transactions and accounts are not insured by any type of government program and all digital asset transactions are permanent because there is no third party or payment processor. Digital assets have suffered from hacking and cyber-theft as such incidents have been reported by several digital asset exchanges and miners, highlighting concerns about the security of digital assets and therefore affecting its demand and price. Also, the price and exchange of digital assets may be affected due to fraud risk. While digital asset uses private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false digital assets. All of the above may adversely affect the operation of the digital asset network which would erode user confidence in digital assets, which would negatively affect demand for our services and products.

The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks could have a negative impact on our ability to generate revenue as there may not be adequate incentive to continue transaction processing and transaction processing operations may be ceased altogether, which could have a material adverse effect on our business, financial condition and results of operations.

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was further reduced to 6.25 Bitcoin. The next halving for Bitcoin is expected in May 2024, when the reward will reduce to 3.125. In addition, other digital asset networks may operate under rules that, or may alter their rules to, limit the distribution of new digital assets. If the reward of digital assets for solving blocks and transaction fees, in particular those for Bitcoins, are not sufficiently high, neither we nor our customers may have an adequate incentive to continue transaction processing and may cease transaction processing operations altogether, which may significantly reduce demand for our services. As a result, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a material adverse effect on our business, financial condition and results of operations.

In addition, the reduction of rewards may reduce our profit margins, which could result in us selling a substantial portion of our digital assets, which are subject to high volatility. If we are forced to sell digital assets at low prices, it could have a material adverse effect on our business, financial condition and results of operations.

Malicious actors or botnet may obtain control of more than 50% of the processing power on the Bitcoin or other network.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining on the Bitcoin or other network, it may be able to alter the blockchain on which the Bitcoin or other network and most Bitcoin or other digital asset transactions rely by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude, or modify the ordering of transactions, though it could not generate new Bitcoin or digital assets or transactions using such control. The malicious actor could “double-spend” its own Bitcoin or digital assets (i.e., spend the same Bitcoin or digital assets in more than one transaction) and prevent the confirmation of others’ transactions for so long as it maintained control. To the extent that such malicious actor or botnet did not yield our control of the processing power on the Bitcoin or other network, or the Bitcoin or other community did not reject the fraudulent blocks as malicious, reversing any changes made to the blockchain may not be possible.

Although there are no known reports of malicious activity or control of the Bitcoin blockchain achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold. The possible crossing of the 50% threshold indicates a greater risk in that a single mining pool could exert authority over the validation of Bitcoin transactions. To the extent that the Bitcoin or other digital asset ecosystems, including developers and administrators of mining pools, do not act to ensure greater decentralization of Bitcoin or other digital asset mining processing power, the feasibility of a malicious actor obtaining control of the processing power on the Bitcoin or other network will increase, which may adversely affect our business, results of operations and prospects.

Digital assets, including Bitcoin, face significant scaling obstacles that can lead to high fees or slow transaction settlement times and any mechanisms of increasing the scale of digital asset settlement may significantly alter the competitive dynamics in the market.

Digital assets face significant scaling obstacles that can lead to high fees or slow transaction settlement times, and attempts to increase the volume of transactions may not be effective. Scaling digital assets, and particularly Bitcoin, is essential to the widespread acceptance of digital assets as a means of payment, which is necessary to the growth and development of our business.

Many digital asset networks face significant scaling challenges. For example, digital assets are limited with respect to how many transactions can occur per second. In this respect, Bitcoin may be particularly affected as it relies on the “proof of work” validation, which due to its inherent characteristics may be particularly hard to scale to allow simultaneous processing of multiple daily transactions by users. Participants in the digital asset ecosystem debate potential approaches to increasing the average number of transactions per second that the network can handle and have implemented mechanisms or are researching ways to increase scale, such as “sharding,” which is a term for a horizontal partition of data in a database or search engine, which would not require every single transaction to be included in every single miner’s or validator’s block. For example, the Ethereum network is in the process of implementing software upgrades and other changes to its protocol.

The mechanisms in place or being explored for increasing the scale of settlement of digital asset transactions may not be effective, and it is uncertain how long they will take to become effective or whether such mechanisms will be effective for all digital assets. There is also a risk that any mechanisms of increasing the scale of digital asset settlements, may significantly alter the competitive dynamics in the digital asset market and may adversely affect the value of Bitcoin stock, any of which could have a material adverse effect on our business, financial condition and results of operations.

If the reward of new digital assets and/or transaction fees for solving blocks are not sufficiently high to incentivize transaction processors, such processors may reduce or cease expending processing power on a particular network, which could negatively impact the utility of the network, reduce the value of our digital assets and have a material adverse effect on our business, financial condition and results of operations.

As the number of digital assets rewarded to transaction processors for validating blocks in a network decreases, the incentive for transaction processors to continue contributing processing power to the network may shift toward transaction fees. Such a shift may increase the transaction fees on a network. Higher transaction fees may reduce the utility of a network for an end user, which may cause end users to reduce or stop their use of that network. In such case, the price of the relevant digital asset may decline substantially and could go to zero. Such reduced price and demand for, and use of, the relevant digital asset and network may reduce the customers’ demand for our cloud-mining services and hosting services, and reduce the return for our self-mining operations, all of which may have a material adverse effect on our business, financial condition and results of operations.

A soft or hard fork on a network could have a material adverse effect on our business, financial condition and results of operations.

The rules governing a network’s protocol are subject to constant changes and, at any given time, there may be different groups of developers that can modify a network’s protocol. As network protocols are not sold and their use does not generate revenues for their development teams, the core developers are generally not compensated for maintaining and updating the network protocols. Consequently, there is a lack of financial incentive for developers to maintain or develop networks and the core developers may lack the resources to adequately address emerging issues with network protocols. Although the Bitcoin and other leading digital asset networks are currently supported by core developers, there can be no guarantee that such support will continue or be sufficient in the future. To the extent that material issues arise with the Bitcoin or another network protocol and the core developers and open-source contributors are unable to address the issues adequately or in a timely manner, the networks may be adversely affected.

Any individual can download the applicable network software and make any desired modifications that alter the protocols and software of the network, which are proposed to developers, users and transaction processors on the applicable network through software downloads and upgrades, typically posted to development forums such as GitHub.com. Such proposed modifications can be agreed upon, developed, adopted and implemented by a substantial majority of developers, transaction processors and users, which, in such event, results in a “soft fork” or “hard fork” on the relevant network. A “soft fork” occurs when an updated version of the validating protocol is still “backwards compatible” with previous versions of the protocol. As a result, non-upgraded network participants with an older version of the validating protocol will still recognize new blocks or transactions and may be able to confirm and validate a transaction; however, the functionality of the non-upgraded network participant may be limited. Thus, non-upgraded network participants are incentivized to adopt the updated version of the protocol. The occurrence of a soft fork could potentially destabilize transaction processing and increase transaction and development costs and decrease trustworthiness of a network.

A “hard fork” occurs when the updated version of the validating protocol is not “backwards compatible” with previous versions of the protocol, and therefore, requires forward adoption by network participants in order to recognize new blocks, validate and verify transactions and maintain consensus on the relevant blockchain. Since the updated version of the protocol is not backwards compatible, a hard fork can cause the relevant blockchain to permanently diverge into two separate blockchains on a network. For example, in the case of Bitcoin, a hard fork created two new digital assets: Bitcoin Cash and Bitcoin Gold. The value of a newly created digital asset from a hard fork (“forked digital asset”) may or may not have value in the long-run and may affect the price of other digital assets if interest and resources are shifted away from previously existing digital assets to the forked digital asset. The value of a previously existing digital asset after a hard fork is subject to many factors, including the market reaction and value of the forked digital asset and the occurrence of other soft or hard forks in the future. As such, the value of certain digital assets could be materially reduced if existing and future hard forks have a negative effect on their value.

If a soft fork or hard fork occurs on a network, which we or our customers are processing transactions or hold digital assets in, we may be required to upgrade our hardware or software in order to continue our operations, and there can be no assurance that we will be able to make such upgrades. A soft fork or hard fork in a particular digital asset that we deal with could have a negative effect on the value of that digital asset and could have a material adverse effect on our business, financial condition and results of operations.

The supply of Bitcoins available for mining is limited and we may not be able to quickly adapt to new businesses when all the Bitcoins have been mined.

The total Bitcoin supply is designed to be approximately 21 million, and more than 19.5 million Bitcoins had already been mined as of October 31, 2023, according to CoinGecko.com. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or in the transaction fees may result in a decrease in demand for the cloud-mining and miner hosting services relating to Bitcoin, and the loss of Bitcoin’s dominant position among the digital assets, thereby reducing the demand for our services and products to the extent they depend on the prospects of Bitcoins. We may not be able to quickly adapt to new businesses or expand to other digital assets when all the Bitcoins have been discovered or Bitcoin is replaced by other digital assets as the mainstream digital asset, which will result in a significant negative impact on our business, financial condition and results of operations.

Risks Related to the Regulatory Framework

Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks in a manner that may require us to cease certain or all operations, which could have a material adverse effect on our business, financial condition and results of operations.

Recently, there has been a significant amount of regulatory attention directed toward digital assets, digital asset networks and other industry participants by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as digital assets such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies including FinCEN, the SEC, the CFTC and the Federal Bureau of Investigation have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets. In addition, local state regulators have initiated actions against, and investigations of, individuals and companies involved in digital assets.

Additionally, the recent bankruptcy filings of FTX and other digital asset companies throughout 2022 have attracted heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation may result in additional compliance costs and require us and our management to devote increased time and attention to regulatory matters or change aspects of our business. Increasingly strict legal and regulatory requirements and any regulatory investigation and enforcement action may result in changes to our business and relationship with customers and service providers, as well as increased costs. For example, the State of New York passed a two-year moratorium that restricts issuance of new permits for proof-of-work mining operations that are powered by an electric generating facility utilizing carbon-based fuel, and the province of Manitoba in Canada has enacted an 18-month moratorium on new crypto mining operations. As of the date of this Report, we do not utilize the hosting services from hosting facilities located in New York. Furthermore, although we do not currently collaborate with mining facilities in Canada, similar legislation may be adopted by other states and non-U.S. jurisdictions where we have operations, which could require us to adjust our collaboration with affected mining facilities or temporarily suspend affected operations all together. New laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, all of which could significantly restrict or eliminate the market for or uses of digital assets in general and Bitcoin in particular.

Additionally, we rely on third parties for the supply of the key services and products used in our business operations, and any regulatory restrictions on their practices could significantly reduce demand for our services and products. Furthermore, it is possible that laws, regulations or directives that affect digital assets, digital asset transaction processing, or mining and hosting activities may change in a manner that may adversely affect our ability to conduct our business and operations in the relevant jurisdiction.

In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect digital assets, digital asset networks, their users and service providers and suppliers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States and may therefore impede the growth of digital asset use. A number of countries, including India, China, South Korea and Russia, among others, currently have a more restrictive stance toward digital assets and, thereby, have reduced the rate of expansion of digital asset use, as well as digital asset transaction processing, in each of those countries. For example, a number of digital asset transaction processing operators have moved their operations from the restricted jurisdictions to other jurisdictions in order to build in more regulatory certainty in their operations. Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use, dispose or trade digital assets or to exchange digital assets for fiat currency. Ownership and disposition of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset mining to additional regulation. Such tightening regulations could limit the ability of us, our customers, end users and other business partners in conducting digital asset-related activities, and in turn have a material adverse effect on our business, financial condition and results of operations.

If we were deemed an “investment company” under the Investment Company Act of 1940, as amended (the “1940 Act”), applicable restrictions could make it impractical for us to continue our business as contemplated.

An issuer will generally be deemed to be an “investment company” for purposes of the 1940 Act if:

●	it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

●	it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and we do not hold ourselves out as being engaged in those activities. We intend to hold ourselves out as primarily providing cloud-mining services. Accordingly, we do not believe that we are an “orthodox” investment company as described in the first bullet point above.

While certain digital assets may be deemed to be securities, we do not believe that certain other digital assets, in particular Bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise digital assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the digital assets we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see “—Risks Related to Our Industry—We face uncertainties relating to whether cloud mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and we may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect our business, financial condition and results of operations.” If certain digital assets, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company. Similarly, if we were to acquire digital assets deemed investment securities to hold for our own account or to engage in certain transactions, such as loan or repurchase transactions, we could be deemed an inadvertent investment company.

If we were to be deemed as an inadvertent investment company, we may seek to rely on Rule 3a-2 under the 1940 Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We intend to adopt policies that we expect will work to keep our investment securities held at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if it is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to it, it would have to keep within the 40% limit for at least three years after it ceases being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Finally, we believe we are not an investment company under Section 3(b)(1) of the 1940 Act because we are primarily engaged in a non-investment company business.

The 1940 Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the 1940 Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the 1940 Act. However, if anything were to happen that would cause we to be deemed to be an investment company under the 1940 Act, requirements imposed by the 1940 Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior management team and materially and adversely affect our business, financial condition and results of operations.

To the extent the SEC Staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. We cannot assure you that we will be able to maintain our exclusion from registration as an investment company under the 1940 Act. In addition, as a consequence of our seeking to avoid the need to register under the 1940 Act on an ongoing basis, we may be limited in our ability to engage in digital asset mining operations or otherwise make certain investments or engage in certain transactions, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

If we are required to register as a money services business (“MSB”) under the regulations promulgated by the Financial Crimes Enforcement Network (“FinCEN”), or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of operations.

To the extent that our activities cause us to be deemed an MSB under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” (“MT”) or equivalent designation, under state law in any state in which we may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, maintenance of certain records and other operational requirements. For example, in August 2015, the New York State Department of Financial Services enacted the first U.S. regulatory framework for licensing participants in “virtual currency business activity.” The regulations, known as the “BitLicense,” are intended to focus on consumer protection and regulate the conduct of businesses that are involved in “virtual currencies” in New York or with New York customers and prohibit any person or entity involved in such activity to conduct activities without a license.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs. If we are deemed to be subject to and determine not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

We face uncertainties relating to whether cloud mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and we may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect our business, financial condition and results of operations.

As digital assets have grown in both popularity and market size, governments around the world have reacted differently, with certain governments deeming digital assets illegal, and others allowing their use and trade without restriction. In some jurisdictions, such as in the U.S., digital assets are subject to extensive, and in some cases overlapping, unclear and evolving regulatory requirements.

Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force considers a digital asset as currency or an asset, and the Internal Revenue Service (“IRS”) considers a digital asset as property and not currency. Further, the IRS has indicated that general tax principles that apply to property transactions should also apply to transactions involving virtual currency, although there is no indication yet whether courts or other tax regulators will follow this classification.

Furthermore, in the several applications to establish an exchange traded fund (“ETF”) of digital assets, and in the questions raised by the Staff under the 1940 Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate digital assets under the applicable securities acts. It has been widely reported that the SEC has recently issued letters and requested various ETF applications be withdrawn because of concerns over liquidity and valuation and unanswered questions about absence of reporting and compliance procedures capable of being implemented under the current state of the markets for exchange traded funds. On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021” (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a digital assets working group to evaluate the current legal and regulatory framework around digital assets in the United States and define when the SEC may have jurisdiction over a particular token or digital asset (i.e., when it is a security) and when the U.S. Commodity Futures Trading Commission (the “CFTC”) may have jurisdiction (i.e., when it is a commodity). Furthermore, it is uncertain whether cloud mining operations will be deemed as a form of “securities” under the securities laws of the United States or other jurisdictions where we have operations.

If regulatory changes or interpretations require the regulation of digital assets and cloud mining operations under the securities laws of the United States or elsewhere, including the Securities Act, the Exchange Act and the 1940 Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. For example, while we do not anticipate engaging in digital asset-denominated loan transactions, we would be required to assess the application of, and comply with, federal securities laws in connection with those or similar transactions. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous.

The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular digital asset as a security. Additionally, the SEC’s views in this area have evolved over time, and it is difficult to predict the direction or timing of any continuing evolution. Furthermore, it is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, Bitcoin and Ethereum are the only digital assets as to which senior officials at the SEC have publicly expressed such a view. Such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions we may draw based on our assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, though the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

We have adopted risk-based policies and procedures to analyze whether the digital assets that we mine, hold and sell for our own account could be deemed to be a “security” under applicable laws. Our policies and procedures do not constitute a legal standard, but rather represent our management’s assessment, based on advice of our securities counsel, regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority, or a court were to determine that a digital asset currently held by us are a “security” under applicable laws. If the digital assets mined and held by us are deemed as securities, it could limit distributions, transfers, or other actions involving such digital assets, including mining, in the United States. In addition, miners on blockchain networks could, under certain circumstances, be viewed as statutory underwriters or as “brokers” subject to regulation under the Exchange Act. This could require us or our customers to change, limit, or cease mining operations, register as broker-dealers and comply with applicable law, or be subject to penalties, including fines. In addition, we could be subject to judicial or administrative sanctions for failing to sell the digital asset or distribute block rewards in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm.

Furthermore, the SEC may determine that certain digital assets or interests, for example tokens offered and sold in initial coin offerings (“ICO”), may constitute securities under the “Howey” test as stated by the United States Supreme Court. As such, ICO offerings would require registration under the Securities Act or an available exemption therefrom for offers or sales in the United States to be lawful. Section 5(a) of the Securities Act provides that, unless a registration statement is in effect as to a security, it is unlawful for any person, directly or indirectly, to engage in the offer or sale of securities in interstate commerce. Section 5(c) of the Securities Act provides a similar prohibition against offers to sell, or offers to buy, unless a registration statement has been filed. Although we do not intend to be engaged in the offer or sale of securities in the form of ICO offerings, and we do not believe our mining activities would require registration for us to conduct such activities and accumulate digital assets, the SEC, CFTC, Nasdaq, IRS or other governmental or quasi-governmental agency or organization may conclude that our activities involve the offer or sale of “securities,” or ownership of “investment securities,” and we may be subject to regulation or registration requirements under various federal laws and related rules. Such regulation or the inability to meet the requirements to continue operations, would have a material adverse effect on our business and operations. We may also face similar issues with various state securities regulators who may interpret our actions as subjecting us to regulation, or requiring registration, under state securities laws, banking laws, or money transmitter and similar laws, which are also an unsettled area or regulation that exposes us to risks.

Current and future legislation and rulemaking regarding digital assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the CFTC and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which digital assets are treated. For example, digital assets derivatives are not excluded from the definition of “commodity future” by the CFTC. Furthermore, according to the CFTC, digital assets fall within the definition of a commodity under the Commodities Exchange Act (the “CEA”) and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self- regulatory authority, the scope of our business and operations may be constrained by the rules of such authority and we may be forced to incur additional expenses in the form of licensing fees, professional fees and other costs of compliance.

The SEC has issued guidance and made numerous statements regarding the application of securities laws to digital assets. For example, on July 25, 2017, the SEC issued a Report of Investigation (the “Report of Investigation”) which concluded that tokens offered and sold by the Decentralized Autonomous Organization (“DAO”), a digital decentralized autonomous organization and investor-directed venture capital fund for digital assets, were issued for the purpose of raising funds. The Report of Investigation concluded that these tokens were “investment contracts” within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, and therefore securities subject to the federal securities laws. In December 2017, the SEC issued a cease-and-desist letter to Munchee Inc., ordering that the company stop its initial coin offering of MUN Tokens on the grounds that it failed to file a registration statement or qualify for an exemption from registration. Similar to the tokens issued by the DAO, the SEC found that the MUN Tokens satisfied the definition of an “investment contract,” and were therefore subject to the federal securities laws. In February 2018, both the SEC and CFTC further reiterated their concerns regarding digital assets in written testimony to the Senate Banking, Housing and Urban Affairs Committee. On March 7, 2018, the SEC released a “Statement on Potentially Unlawful Online Platforms for Trading Digital Assets,” and reiterated that, if a platform “offers trading of digital assets that are securities” and “operates as ‘exchange,’ as defined by the federal securities laws,” the platform must register with the SEC as a national securities exchange or be exempt from registration. The SEC’s statement serves as a notice to operators of any platforms, including secondary market trading platforms, which the SEC is actively monitoring for potentially fraudulent or manipulative behavior in the market for security tokens, as the SEC has cautioned recently in the context of ICOs. On November 16, 2018, the SEC released a “Statement on Digital Asset Securities Issuance and Trading,” and emphasized that market participants must adhere to the SEC’s well- established and well-functioning federal securities law framework when dealing with technological innovations, regardless of whether the securities are issued in certificated form or using new technologies, such as blockchain. This has all been followed by additional statements and guidance form the SEC including no-action letters relating to specific blockchain-based projects, and a Framework for “Investment Contract” Analysis of Digital Assets published by the Division of Corporation Finance on April 3, 2019. In an August 2021 interview, SEC Chairman Gensler signaled the SEC is contemplating a robust regulatory regime for digital assets and reiterated the SEC’s position that many digital assets are unregulated securities.

The SEC has been active in asserting its jurisdiction over ICOs and digital assets and in bringing enforcement cases. The SEC has directed enforcement activity toward digital assets, and more specifically, ICOs. In September 2017, the SEC created a new division known as the “Cyber Unit” to address, among other things, violations involving distributed ledger technology and ICOs, and filed a civil complaint in the Eastern District of New York charging a businessman and two companies with defrauding investors in a pair of so-called ICOs purportedly backed by investments in real estate and diamonds (see Securities and Exchange Commission v. REcoin Group Foundation, LLC, et al., Civil Action NO. 17-cv- 05725 (E.D.N.Y., filed Sept. 29, 2017)). Subsequently, the SEC has filed several orders instituting cease-and-desist proceedings against (1) Carrier EQ, Inc., d/b/a AirFox and Paragon Coin, Inc. in connection with their unregistered offerings of tokens (see CarrierEQ, Inc., Rel. No. 33-10575 (Nov. 16, 2018) and Paragon Coin, Inc., Rel. No. 33-10574 (Nov. 16, 2018), respectively), (2) Crypto Asset Management, LP for failing to register a hedge fund formed for the purpose of investing in digital assets as an investment company (see Crypto Asset Management, LP and Timothy Enneking, Rel. No. 33-10544 (Sept. 11, 2018)), (3) TokenLot LLC for failing to register as a broker-dealer, even though it did not meet the definition of an exchange (see Tokenlot LLC, Lenny Kugel, and EliL. Lewitt, Rel. No. 33-10543 (Sept. 11, 2018)) and (4) EtherDelta’s founder for failing either to register as a national securities exchange or to operate pursuant to an exemption from registration as an exchange after creating a platform that clearly fell within the definition of an exchange (see Zachary Coburn, Rel. No. 34- 84553 (Nov. 8, 2018)).

On June 4, 2019, the SEC filed a complaint in the U.S. District Court for the Southern District of New York against Kik Interactive, Inc. with respect to its September 2017 offering of Kin. According to articles published by various news outlets, the SEC has allegedly issued numerous subpoenas and information requests to technology companies, advisors and individuals involved in the digital asset space and ICOs, as part of a broad inquiry into the digital asset market.

Recently, a number of proposed ICOs have sought to rely on Regulation A and have filed with the SEC a Form 1-A covering a distribution of a digital token. Two such offerings were qualified in July 2019. In addition, some token offerings have been commenced as private securities offerings intended to be exempt from SEC registration. Further, the SEC has yet to approve for listing and trading any exchange-traded products (such as ETFs) holding digital assets. The SEC has taken various actions against persons or entities that have allegedly misused digital assets, engaged in fraudulent schemes (i.e., Ponzi scheme) and/or engaged in the sale of tokens that were deemed securities by the SEC.

Although our activities are not focused on raising capital or assisting others that do so, the federal securities laws are very broad. We cannot provide assurance as to whether the SEC will continue or increase its enforcement with respect to digital assets or ICOs, including taking enforcement action against any person engaged in the sale of unregistered securities in violation of the Securities Act or any person acting as an unregistered investment company in violation of the Investment Company Act. Because the SEC has held that certain digital assets are securities based on the current rules and law, we may be required to register and comply with the rules and regulations under federal securities laws.

We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law, including, but not limited to, whether digital assets will be classified as a security, commodity, currency and/or new or other existing classification. Such additional regulations may result in extraordinary, non- recurring expenses, thereby materially and adversely affecting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain or all of our operations. Any such action could have a material adverse effect on our business, financial condition and results of operations.

Assertion of jurisdiction by U.S. and foreign regulators, or other government entities over digital assets and digital asset industry may subject market participants, including us, to additional regulation and investigation.

Recent enforcement actions by the SEC with respect to digital assets related insider-trading and fraud activities have demonstrated U.S. regulators’ willingness to assert jurisdiction on digital assets and related transaction. For example, the SEC had recently asserted that it had jurisdictions over digital asset trades executed on the Ethereum blockchain as such transactions occurred in the United States, where blockchain validation nodes were clustered. Regulators in other jurisdiction may adopt similar views in the future. Assertion of jurisdiction by U.S. and foreign regulators may subject market participants in the digital asset industry, including us, to evolving and complex regulation, and significantly increase their compliance costs. Although we currently are not aware of any regulatory proceeding or investigation against our operations, any failure on our part to comply with applicable regulation, including those asserted by U.S. and foreign regulators in the future, may subject it to regulatory investigation and penalties, potentially across multiple jurisdictions.

We may experience difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary financial services and products, which could have a material adverse effect on our business, financial condition and results of operations.

As an early stage company with operations focused in the digital asset industry, we have in the past experienced, and may in the future experience, difficulties in establishing relationships with banks, leasing companies, insurance companies and other financial institutions that are willing to provide us with customary leasing and financial services and products, such as bank accounts, lines of credit, insurance and other related services, which are necessary for our operations. To the extent a significant portion of our business depends on digital assets and the related mining, processing, hosting or other business activities, we may in the future continue to experience difficulty obtaining additional financial services and products on customary terms, which could have a material adverse effect on our business, financial condition and results of operations.

Our interactions with a blockchain may expose us to SDN or blocked persons or cause us to violate provisions of law that did not contemplate distribute ledger technology.

The Office of Financial Assets Control of the U.S. Department of Treasury (“OFAC”) requires us to comply with its sanction program and not conduct business with persons named on its specially designated nationals (“SDN”) list. However, because of the pseudonymous nature of blockchain transactions, we may inadvertently and without our knowledge engage in transactions with persons named on OFAC’s SDN list. Our internal policies prohibit any transactions with such SDN individuals, but we may not be adequately capable of determining the ultimate identity of the individual with whom we transact or our end customers. In addition, in the future, OFAC or another regulator, may require us to screen transactions for OFAC addresses or other bad actors before including such transactions in a block, which may increase our compliance costs, decrease our anticipated transaction fees and lead to decreased traffic on our network. Any of these factors, consequently, could have a material adverse effect on our business, prospects, financial condition and results of operations.

Moreover, federal law prohibits any U.S. person from knowingly or unknowingly possessing any visual depiction commonly known as child pornography. Recent media reports have suggested that persons have imbedded such depictions on one or more blockchains. To the extent government enforcement authorities literally enforce these and other laws and regulations that are impacted by decentralized distributed ledger technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and could have a material adverse effect on our business, prospects, financial condition and results of operations.

Because there is limited guidance for tax reporting and accounting of Bitcoin and other digital asset transactions, the determinations that we have made for how to account for or report the tax treatment of digital asset transactions may be subject to change and challenge by relevant tax authorities in various countries, including the United States. Failure to properly report activity related to digital assets for tax or accounting purposes may have negative regulatory or legal outcomes and harm our financial condition, results of operations and reputation.

In recent years, the rise of digital asset prices and transaction volume has attracted the attention of tax authorities. As the laws governing digital assets are still evolving, the tax treatment of digital assets in various jurisdictions are subject to change. U.S. federal, state and local non-U.S. jurisdictions could impose, levy or otherwise enforce tax laws against us. While some countries intend to or have imposed taxation on digital assets and transactions, other tax authorities are silent. As there is considerable uncertainty over the taxation of digital assets, we cannot guarantee that digital assets and transactions denominated in digital assets will not be subject to further taxation in the future, including but not limited to additional taxes, interest and penalties. These events could reduce the economic returns of digital assets and increase the holding costs of digital assets, which could materially and adversely affect the economic returns to our customers as well as to us for mining activities, and affect our business, financial condition and results of operations. Because there has been limited guidance for the tax reporting or accounting of digital assets and limited guidance has been provided by the IRS, it is unclear how digital asset transactions or other actions related to digital assets and related tax consequences should be accounted for or reported for tax purposes.

In 2014, the IRS released Notice 2014-21, IRB 2014-16, or the Notice, discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in real (or fiat) currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes. The IRS stated that such digital currency is treated as “property,” not “currency” for purposes of the rules relating to foreign currency gain or loss, and may be held as a capital asset. In 2019, the IRS released Revenue Ruling 2019-24 and a set of “Frequently Asked Questions,” or the Revenue Ruling & FAQs, that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the Notice and the Revenue Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, there continues to be uncertainty with respect to the timing and amount of income inclusions for various digital asset transactions including, but not limited to, staking rewards and other digital asset products. Furthermore, the accounting treatment for revenues from cryptocurrency transactions is currently under review and subject to change. Failure to properly account for and report the transactions and other items related to the digital assets to relevant tax authorities, such as the IRS, could have negative outcomes for us and harm our reputation with customers and others.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing positions with respect to digital assets in the future or that a court would uphold the treatment set forth in the existing IRS guidance. It is also unclear what additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for purposes of U.S. federal income tax or other foreign tax regulations. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding digital asset products and transactions could result in adverse tax consequences for holders of digital assets and could have an adverse effect on the value of digital assets and the broader digital assets markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty with respect to the treatment of digital currencies for U.S. federal income and non-U.S. tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers and could impact our business.

Our tax information reporting and withholding obligations with respect to transactions involving digital assets are subject to change.

It is unclear whether we may be required to file information returns with taxing authorities or withhold any taxes with respect to our cryptocurrency mining operations in any jurisdiction. In our capacity as the facilitator of a cloud-mining platform, we may be deemed to have certain information reporting or withholding obligations to the IRS or another taxing authority. Changes in applicable laws and administrative guidance could impose such obligations on us. For example, under the Infrastructure Investment and Jobs Act of 2021 (Pub. L. 117-58), we may be treated as a “broker” with respect to digital assets transactions we facilitate. As a result, we may be required to file certain information reports that contain certain information, including customers’ names and addresses, gross proceeds from sales, and any capital gains or losses, with the IRS. The U.S. Department of the Treasury (the “Treasury”) and the IRS also recently released proposed regulations that, if finalized, would create new reporting requirements for digital assets, which could impose new requirements on us. Moreover, it is possible that new rules for reporting digital assets under the “Crypto-Asset Reporting Framework” proposed by the Organization for Economic Co-operation and Development (the “OECD”) may be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure. If any of such obligations or requirements apply to us, and we do not comply with such obligations or requirements, or if additional withholding obligations are imposed on us, we and our customers may be harmed.

The digital assets held by us are not subject to FDIC or SIPC protections.

We do not hold our digital assets with a banking institution or a member of the Federal Deposit Insurance Corporation (“FDIC”) or the Securities Investor Protection Corporation (“SIPC”), and to date, neither the FDIC nor the SIPC has extended any such protections to depositors of digital assets. Accordingly, our digital assets are not subject to the protections by FDIC or SIPC member institutions and any loss of our digital assets could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Securities

We cannot be sure that an active trading market will develop for the Class A Ordinary Shares.

We are a newly formed entity and prior to the Business Combination, we have not issued any securities in the U.S. markets or elsewhere nor has there been extensive information about us, our businesses, or our operations publicly available. The listing of the Class A Ordinary Shares on the Nasdaq does not ensure that a market for the Class A Ordinary Shares will develop or the price at which the Class A Ordinary Shares will trade. No assurance can be provided as to the demand for or trading price of the Class A Ordinary Shares following the closing of the Business Combination (the “Closing”).

Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their Class A Ordinary Shares. If a public market for the Class A Ordinary Shares does not develop, investors may not be able to re-sell their Class A Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. The trading price of and demand for the Class A Ordinary Shares and the development and continued existence of a market and favorable price for the Class A Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, our businesses, operations, results and prospects, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Class A Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the price and liquidity of the Class A Ordinary Shares. Many of these factors and conditions are beyond the control of us and shareholders.

Our share price may be volatile and could decline substantially.

The market price of our Class A Ordinary Shares may be volatile, both because of actual and perceived changes in our financial results and prospects, and because of general volatility in the stock market. The factors that could cause fluctuations in our share price may include, among other factors discussed in this section, the following:

●	actual or anticipated variations in the financial results and prospects of the company or other companies in the digital asset-related industry;

●	changes in economic and financial market conditions;

●	changes in the market valuations of other companies in the digital asset-related industry;

●	announcements by us or our competitors of new services, expansions, investments, acquisitions, strategic partnerships or joint ventures;

●	mergers or other business combinations involving us;

●	additions and departures of key personnel and senior management;

●	changes in accounting principles;

●	the passage of legislation or other developments affecting us or our industry;

●	the trading volume of the Class A Ordinary Shares in the public market;

●	the release of lockup, escrow or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	potential litigation or regulatory investigations;

●	changes in financial estimates by research analysts;

●	natural disasters, terrorist acts, acts of war or periods of civil unrest; and

●	the realization of some or all of the risks described in this section.

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of the equity securities of retailers have been extremely volatile and are sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the Class A Ordinary Shares.

The sale or availability for sale of substantial amounts of Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the Class A Ordinary Shares in the public market or the perception that these sales could occur, could adversely affect the market price of the Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. Except for certain Class A Ordinary Shares held by former shareholders of Finfront that are subject to lock-up restrictions (as discussed below), and certain Class A Ordinary Shares held by the Sponsor, its affiliates and their transferees, the Class A Ordinary Shares issued in connection with the Business Combination are freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, certain shareholders of ordinary shares of Finfront prior to the Business Combination have agreed, subject to certain exceptions, not to sell any Class A Ordinary Shares for six months after the Closing. Class A Ordinary Shares held by the Sponsor and its affiliates may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act, or pursuant to an effective registration statement covering the resale by the Sponsor and its affiliates. An aggregate of 7,400,000 Class A Ordinary Shares issued pursuant to the PIPE transactions are entitled registration rights following the Closing of the Business Combination. For more information about registration rights of the PIPE Shares, see “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.”

We may issue additional Ordinary Shares or other equity or convertible debt securities without approval of the holders of the Ordinary Shares, which would dilute existing ownership interests and may depress the market price of our Ordinary Shares.

We may issue additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the Ordinary Shares in certain circumstances. Our issuance of additional Ordinary Shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (1) our existing shareholders’ proportionate ownership interest may decrease; (2) the amount of cash available per share, including for payment of dividends in the future, may decrease; (3) the relative voting power of each previously outstanding Ordinary Shares may be diminished; and (4) the market price of the Class A Ordinary Shares may decline.

Volatility in our share price could subject us to securities class action litigation.

The market price of our Class A Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of securities class action litigation and investigations. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect our business, financial condition and results of operations.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, we have incurred and expect to continue to incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase our legal and financial compliance costs and render our certain business activities more time-consuming and costly.

Members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent the improvement of our business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this Report and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

Recent market volatility could impact the share price and trading volume of our securities.

The trading market for our securities could be impacted by recent market volatility. Recent stock run-ups, divergences in valuation ratios relative to those seen during traditional markets, high short interest or short squeezes, and strong and atypical retail investor interest in the markets may impact the demand for the Class A Ordinary Shares.

A possible “short squeeze” due to a sudden increase in demand of the Class A Ordinary Shares that largely exceeds supply may lead to price volatility in the Class A Ordinary Shares. Investors may purchase the Class A Ordinary Shares to hedge existing exposure or to speculate on the price of the Class A Ordinary Shares. Speculation on the price of the Class A Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of the Class A Ordinary Shares available for purchase (for example, in the event that large redemption requests dramatically affect liquidity), investors with short exposure may have to pay a premium to repurchase the Class A Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Class A Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Class A Ordinary Shares that are not directly correlated to the operating performance.

It is not expected that we will pay dividends in the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that our shares will appreciate in value or that the trading price of the shares will not decline.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about us, the price and trading volume of our securities could decline significantly.

The trading market for the Class A Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage us, the trading price for the Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage or fail to publish reports on us, demand for the Class A Ordinary Shares could decrease, which might cause our share price and trading volume to decline.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to domestic public companies in the United States.

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we expect to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (1) the majority of our directors or executive officers are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

We are a company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to have: (1) a majority-independent board of directors; (2) a compensation committee consisting of independent directors; (3) a nominating committee consisting of independent directors; or (4) regularly scheduled executive sessions with only independent directors each year.

Currently, we plan to rely on certain exemptions offered to foreign private issuers under Nasdaq Stock Market Rules, including not having a compensation committee and a nominating committee consisting of independent directors. We may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq Stock Market. If we choose to follow the home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of our operations and a majority of our directors and executive officers reside outside of the United States.

We are incorporated under the laws of the Cayman Islands. We conduct a majority of our operations and a majority of our directors and executive officers reside outside of the United States. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction; (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (c) is final; (d) is not in respect of taxes, a fine or a penalty; and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as us have no general rights under Cayman Islands laws to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the Report based on foreign laws, and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a majority of our operations, and a majority of our directors and executive officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Singapore may render you unable to enforce a judgment against us, our assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

In addition, to the extent that we retain any director that resides in a jurisdiction that does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments, additional local procedural rules will need to be followed.

We are an “emerging growth company” as defined under the federal securities laws, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our securities less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act, and we will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which we issue more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that we will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If we elect not to opt out of such extended transition period, which means that when a standard is issued or revised and we have different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

Furthermore, even after we no longer qualify as an “emerging growth company,” as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including, but not limited to, the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we will not be required to file annual reports and financial statements with the SEC as promptly as U.S. domestic companies whose securities are registered under the Exchange Act, and are not required to comply with Regulation FD, which restricts the selective disclosure of material information.

As a result, our shareholders may not have access to certain information they deem important. We cannot predict if investors will find the Class A Ordinary Shares less attractive because we rely on these exemptions. If some investors find the Class A Ordinary Shares less attractive as a result, there may be a less active trading market and share price for the Class A Ordinary Shares may be more volatile.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Class A Ordinary Shares.

Assuming section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) does not apply to treat us as a U.S. corporation for U.S. federal income tax purposes (see “—Risks Related to Our Securities—The IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination, which could have a material adverse effect on our financial position and results from operations and on non-U.S. holders’ securities” for a more detailed discussion), if we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the Class A Ordinary Shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income for such taxable year or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents).

The application of the PFIC rules to digital assets and operations relating thereto, including Bitcoin and Bitcoin mining operations, is subject to uncertainty. For example, it is possible that our Bitcoin mining operations could cause us or one or more of our subsidiaries to become a PFIC by holding digital assets that are treated as commodities or non-inventory property, the excess of gains over losses from the disposition of which could be treated as passive income, or by holding digital assets that themselves could be treated as passive assets. There is no assurance that we or our subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, we do not expect to provide a PFIC annual information statement for 2024 or going forward, which will preclude U.S. Holders from making or maintaining a “qualified electing fund” election under Section 1295 of the Code. See “Item 10. Additional Information—E. Taxation--Passive Foreign Investment Company Status” for a more detailed discussion with respect to our potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our securities.

The IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination, which could have a material adverse effect on our financial position and results from operations and on non-U.S. holders’ securities.

Although we are incorporated under the laws of the Cayman Islands, the IRS may assert that we should be treated as a U.S. corporation (and, therefore, a U.S. tax resident) for U.S. federal income tax purposes pursuant to section 7874 of the Code. For U.S. federal income tax purposes, a corporation is generally considered a tax resident in the jurisdiction of its organization or incorporation. Because we are incorporated under the laws of the Cayman Islands, we would generally be classified as a foreign corporation (and, therefore, a non-U.S. tax resident) for U.S. federal income tax purposes. Section 7874 provides an exception pursuant to which a foreign incorporated entity may, in certain circumstances, be treated as a U.S. corporation for U.S. federal income tax purposes. These rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application. If it were determined that we should be taxed as a U.S. corporation for U.S. federal income tax purposes under section 7874, we would be subject to U.S. federal income tax on our taxable income like any other U.S. corporation and certain distributions made by us to non-U.S. holders’ securities would be subject to U.S. withholding tax at the rate of 30% or such lower rate as provided by an applicable treaty. Taxation as a U.S. corporation could also have a material adverse effect on our financial position and results from operations.

As more fully described under “Item 10. Additional Information—E. Taxation—Our Tax Residence for U.S. Federal Income Tax Purposes,” our view is that section 7874 applies in a manner such that we should not be treated as a U.S. corporation for U.S. federal income tax purposes, based on our position that immediately after completion of the Business Combination, former shareholders of Arisz owned, by reason of owning (or being treated as owning) stock of Arisz, less than 80% of the voting power and value of our securities (the “Ownership Test”). However, our position depends in part on the position that the Ownership Test is determined immediately after the Business Combination rather than immediately after the Redomestication Merger for purposes of section 7874 of the Code. Further, holders are cautioned that the application of section 7874 to us is extremely complex. Applicable Treasury Regulations under section 7874 are subject to significant uncertainty, and there is limited guidance regarding their application. Moreover, the application of section 7874 to the facts and circumstances of the Business Combination are uncertain. No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Business Combination or any other matter described in this Report. The IRS may not agree with our position that we should be treated as a non-U.S. corporation for U.S. federal income tax purposes, and there can be no assurance that, if challenged, such treatment will be sustained by a court.

U.S. Holders that directly or indirectly own 10% or more of our equity interests may be subject to adverse U.S. federal income tax consequences under rules applicable to U.S. shareholders of controlled foreign corporations (“CFCs”).

Assuming section 7874 does not apply to treat us as a U.S. corporation for U.S. federal income tax purposes (see “—Risks Related to Our Securities—The IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination, which could have a material adverse effect on our financial position and results from operations and on non-U.S. holders’ securities” for a more detailed discussion), certain of our non-U.S. subsidiaries may be classified as CFCs for U.S. federal income tax purposes. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote or (ii) the total value of the stock of such corporation. Certain of our non-U.S. subsidiaries may be classified as CFCs (as a result of the application of certain constructive ownership rules that treat our U.S. subsidiary as owning the equity of our non-U.S. subsidiaries), and it is possible that we may be classified as a CFC in the future. The U.S. federal income tax consequences for U.S. Holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. Holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of our capital stock entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder”, if we were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of our applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and our earnings and profits, regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of our Ordinary Shares by a 10% U.S. equityholder may be treated as ordinary income. A 10% U.S. equityholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs and with respect to us (if we were classified as a CFC) and substantial penalties may be imposed for noncompliance. We cannot provide any assurances that we will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a CFC for U.S. federal income tax purposes or whether any U.S. Holder is treated as a 10% U.S. equityholder with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a CFC for U.S. federal income tax purposes. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled controlled foreign corporations. Each U.S. Holder should consult its own tax advisor regarding the CFC rules and whether such U.S. Holder may be a 10% U.S. equityholder for purposes of these rules.

Changes to, or changes in interpretations of, tax laws could have a material adverse effect on our business, financial condition and results of operations.

We are subject to income taxes and non-income taxes in the United States and other countries in which we transact or conduct business, and such laws and rates vary by jurisdiction. Tax laws and regulations, including at non-U.S. and U.S. federal and local jurisdictions, frequently change, especially in relation to the interpretation of existing tax laws for new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future tax laws.

Any changes in the taxation of our business activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. Our tax expense could also be impacted by the applicability of withholding taxes and the impact of changes in the evaluation of tax positions we have taken in prior tax periods. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. For example, various levels of government and international organizations, such as in the United States, the OECD, and the European Union (“EU”), have increasingly focused on tax reform and any result from this development may create changes to long-standing tax principles, which could adversely affect our effective tax rate. On October 8, 2021, the OECD announced an international agreement with more than 130 countries to implement a new global minimum effective corporate tax rate of 15% for large multinational companies. Additionally, under the agreement, new rules have been introduced that will result in the reallocation of certain profits from large multinational companies to market jurisdictions where customers and users are located. Implementation and enactment of these changes is ongoing. We will be monitoring the developments and tax implications of these changes, which may have adverse tax consequences for us.

All statements contained herein concerning U.S. federal income or other tax consequences are based on existing law and interpretations thereof. The tax regimes to which we are subject or under which we operate, including income and non-income taxes, are unsettled and may be subject to significant change. While some of these changes could be beneficial, others could negatively affect our after-tax returns. Accordingly, no assurance can be given that the currently anticipated tax treatment will not be modified by legislative, judicial or administrative changes, possibly with retroactive effect. In addition, no assurance can be given that any tax authority or court will agree with any particular interpretation of the relevant laws.

We may be unable to maintain the listing of our securities in the future.

If we fail to meet the continued listing requirements and Nasdaq delists the Class A Ordinary Shares, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for the Class A Ordinary Shares;

●	a limited amount of news and analyst coverage for us; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

We have adopted a dual-class share structure with different voting rights, which may adversely affect the value and liquidity of the Ordinary Shares.

We have adopted a dual-class structure with different voting rights, and such dual-class share structure may result in a lower or more volatile market price of our Class A Ordinary Shares. Certain shareholder advisory firms have announced changes to their eligibility criteria for inclusion of shares of public companies on certain stock market indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, our dual-class share structure may prevent the inclusion of the Class A Ordinary Shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our securities. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our securities.

Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of the Class A Ordinary Shares may view as beneficial.

We have adopted a dual-class share structure such that our Ordinary Shares consist of Class A Ordinary Shares and Class B Ordinary Shares. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to five votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. The Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

As a result of such dual-class share structure and the concentration of ownership, holders Class B Ordinary Shares have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest or our other shareholders. Such dual-class arrangement may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A Ordinary Shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of the Class A Ordinary Shares may view as beneficial.

Our Amended and Restated Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of the Class A Ordinary Shares.

Our Amended and Restated Memorandum and Articles of Association contain provisions which could limit the ability of others to acquire control or cause it to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with the Ordinary Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the Class A Ordinary Shares may fall and the voting and other rights of the holders of the Class A Ordinary Shares may be materially and adversely affected.

We are a “controlled company” under the Corporate Governance Rules of Nasdaq and can rely on exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Mr. Leo Lu holds a majority of the aggregate voting power of our company and, therefore, we qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors. We currently do not intend to rely on these exemptions. However, if we decide to rely on exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, our public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Corporate History

Finfront Holding Company was incorporated in the Cayman Islands as an exempted company with limited liability in July 2021. Ethereal Tech Pte. Ltd. was incorporated in Singapore in May 2018 and was acquired by Finfront in October 2021 and became a wholly-owned subsidiary of Finfront in connection with a corporate reorganization. Ethereal Tech US Corporation, a wholly-owned subsidiary of Finfront, was incorporated in the State of Delaware in December 2021.

We are an exempted company incorporated in the Cayman Islands with limited liability in January 2022 for the purpose of effecting the Business Combination. Our principal executive offices are at 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098 and our telephone number is +656-252-4595. Our website address is https://www.bitfufu.com/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Business Combination with Arisz

On February 29, 2024, we consummated the previously announced business combination with Arisz Acquisition Corp., pursuant to (1) the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023, the “Merger Agreement”), by and between Arisz and Finfront, (2) the joinder agreement by and among us, Finfront, Boundary Holding Company (“Merger Sub”) and Arisz, dated April 4, 2022, and (3) supplemental joinder agreement by and among us, Finfront, Merger Sub and Arisz, dated December 20, 2023.

Pursuant to the Merger Agreement, the business combination were effected in two steps. On February 29, 2024, (1) Arisz merged with and into the Company (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity (the time at which the Redomestication Merger became effective is referred to herein as the “Redomestication Merger Effective Time”); and (2) immediately following the Redomestication Merger, Merger Sub merged with and into Finfront (the “Acquisition Merger” and, together with all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

At the Redomestication Merger Effective Time, pursuant to the Redomestication Merger: (1) all units of Arisz were separated into individual components of ARIZ Common Stock, ARIZ Warrant and ARIZ Right and such units ceased to exist; (2) each common stock of Arisz (“ARIZ Common Stock”), issued and outstanding immediately prior to the Redomestication Merger Effective Time (other than any redeemed shares), were automatically cancelled and ceased to exist, and for each share of such ARIZ Common Stock, the Company issued to each Arisz stockholder (other than Arisz stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued, fully paid Class A ordinary share of the Company, par value US$0.0001 per share (“Class A Ordinary Share”); (3) each warrant of Arisz (“ARIZ Warrant”) issued and outstanding immediately prior to Redomestication Merger Effective Time was cancelled in exchange for one warrant of the Company (“Warrant”) to purchase three-fourths (3/4) of one Class A Ordinary Share; and (4) each right of Arisz (“ARIZ Right”) that entitles the holders thereof to receive one-twentieth (1/20) of one ARIZ Common Stock issued and outstanding immediately prior to the Redomestication Merger Effective Time was cancelled in exchange for the number of full Class A Ordinary Shares equal to the number of ARIZ Common Stock to which the registered holder of ARIZ Right would have been entitled, rounded to the nearest whole share.

At the Effective Time (as defined in the Merger Agreement), pursuant to the Acquisition Merger: (1) each ordinary share of Finfront (other than the ordinary shares of Finfront held by Chipring Technology Limited, an entity controlled by Mr. Leo Lu, the founder and chief executive officer of the Company) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the applicable number of Class A Ordinary Shares, (2) all ordinary shares of Finfront held by Chipring Technology Limited were cancelled in exchange for 135,000,000 Class B ordinary shares of the Company, par value US$0.0001 per share (“Class B Ordinary Shares”); and (3) the one share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one ordinary share of Finfront.

Additional Agreements in connection with the Business Combination

PIPE Subscription Agreements

In connection with the Business Combination, Finfront and Arisz obtained commitments from interested accredited investors (each a “Subscriber”) to purchase Class A Ordinary Shares issued in connection with the Closing (the “PIPE Shares”), for an aggregate cash amount of $70,000,000 at a purchase price of $10.00 per share, in a private placement (the “PIPE”). Such commitments are being made by way of the Subscription Agreements (the “PIPE Subscription Agreements”), by and among each Subscriber, Finfront and Arisz. The PIPE Shares are identical to Class A Ordinary Shares issued to existing public stockholders of Arisz at the time of the Closing, except that the PIPE Shares were not entitled to any redemption rights and were not registered under the Securities Act at the time of issuance.

Pursuant to the PIPE Subscription Agreements, we agreed to file (at our sole cost and expense) a registration statement registering the resale of the shares to be purchased in the private placement (the “PIPE Resale Registration Statement”) with the SEC (i) no later than thirty (30) calendar days following the Closing assuming no additional financial statements are required or desirable to be included at the time of such filing) or (ii) ninety (90) calendar days following the Closing (assuming additional financial statements are required or desirable to be included at the time of such filing). We will use our commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practical but no later than the earlier of (i) the 120th calendar day following the filing date thereof (in the event the SEC notifies us that it will “review” the PIPE Resale Registration Statement) and (ii) the 10th business day after the date we are notified by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review. The rights set forth above granted to the Subscribers pursuant to the PIPE Subscription Agreements are defined as the “PIPE Registration Rights.” For details of the PIPE Subscription Agreement, see Exhibit 4.21 to this Report.

On January 11, 2024, we, Finfront, Arisz and Merger Sub entered into an amended and restated PIPE Subscription Agreement (the “Amended and Restated PIPE Subscription Agreement”) with certain Subscribers, a PIPE Subscription Agreement with a new Subscriber and a PIPE termination agreement with an existing Subscriber pursuant to which the aggregate cash amount of PIPE was increased to $74,000,000, at a purchase price of $10.00 per share.

The closing of the Amended and Restated PIPE Subscription Agreement and the PIPE Subscription Agreement took place concurrently with the closing of the Business Combination on February 29, 2024. The Amended and Restated PIPE Subscription Agreement and New PIPE Subscription Agreement contain substantially similar terms as the PIPE Subscription Agreement. For details of the Amended and Restated PIPE Subscription Agreement, see Exhibit 4.20 to this Report.

Backstop Agreements

On July 14, 2022, each of us, Arisz, Finfront and the Sponsor (along with any assignee of the Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz Common Stock or Class A Ordinary Shares, as specified therein. The Backstop Agreement terminated as per its terms on July 31, 2022.

On October 13, 2022, the parties to the Backstop Agreement entered into a new backstop agreement (the “New Backstop Agreement”) substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that the subscription amount changed to $2.0 million worth of shares and change of the termination date. The Sponsor subscribed for 200,000 Class A Ordinary Shares in a private placement transaction pursuant to the New Backstop Agreement. The closing of the New Backstop Agreement took place concurrently with the closing of the Business Combination on February 29, 2024. For details of the New Backstop Agreement, see Exhibit 4.18 to this Report.

Amended and Restated Subscription Agreements

Contemporaneously with the execution of the Merger Agreement, each of Charden and Sponsor executed amendments to the subscription agreements that had been executed by each of them on November 17, 2021 in connection with Arisz’s initial public offering (the “Amended and Restated Subscription Agreements”). Pursuant to the Amended and Restated Subscription Agreements, each of Chardan and Sponsor agreed, among other things not to transfer assign or sell any Private Units, Over-Allotment Units (each as defined in the Amended and Restated Subscription Agreements) or their underlying securities, until the consummation of a business combination involving Arisz. For details of the subscription agreements, see Exhibit 4.17 to this Report.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of ARIZ Common Stock entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination. For details of the Sponsor Support Agreement, see Exhibit 4.13 to this Report.

Shareholder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Finfront’s ordinary shares entered into a support agreement (the “Shareholder Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination. For details of the Shareholder Support Agreement, see Exhibit 4.14 to this Report.

Stock Purchase Agreements

In connection with the execution of the Merger Agreement, the Sponsor and ET entered into a stock purchase agreement (the “ET Stock Purchase Agreement”), pursuant to which ET purchased 128,206 shares of ARIZ Common Stock (the “ET Shares”) from the Sponsor for a purchase price of $1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to ET. The transfer of ET Shares was completed. In addition, on October 10, 2022, the Sponsor and ET entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement”), pursuant to which ET purchased 76,142 shares of ARIZ Common Stock (the “Additional ET Shares”) from the Sponsor for a purchase price of $750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to ET. The transfer of Additional ET Shares was completed at the Closing. 204,348 Class A Ordinary Shares were issued at the Closing in connection with the aforementioned transactions, which have been classified as treasury shares of the Company.

In connection with the execution of the Merger Agreement, the Sponsor and Aqua Pursuit International Limited, the financial advisor of Finfront (“Aqua”), entered into a stock purchase agreement (the “Aqua Stock Purchase Agreement”), pursuant to which Aqua purchased 200,000 shares of ARIZ Common Stock (the “Aqua Shares”) from the Sponsor for a purchase price of $2,000,000. Subject to the satisfaction of conditions set forth in the Aqua Stock Purchase Agreement, the Sponsor shall cause the Aqua Shares to be transferred on the books and records of Arisz to Aqua upon the consummation of any business combination (as defined in Arisz’s organizational documents). On October 10, 2022, Aqua and the Sponsor entered into an amendment to the Aqua Stock Purchase Agreement, pursuant to which the amount of Aqua Shares purchased from the Sponsor was changed from 200,000 shares of ARIZ Common Stock to 260,000 shares of ARIZ Common Stock, and the purchase price was changed from $2,000,000 to $2,500,000. The transfer of the Aqua Shares was completed at the Closing, and 260,000 Class A Ordinary Shares were issue at the Closing in connection with the aforementioned transaction.

Amended and Restated Registration Rights Agreement

At the Closing, we entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”) with certain Pre-IPO Investors (as defined therein) with respect to Class A Ordinary Shares received by the Pre-IPO Investors in exchanged for certain shares, units, private units (and the private shares, private warrants and private rights included therein) to the extent they own, over-allotment units and share held by Chardan as deferred compensation, among others, at the Closing. The Amended and Restated Registration Rights Agreement provides certain demand registration rights and piggyback registration rights to the Pre-IPO Investors, subject to underwriter cutbacks and issuer blackout periods. We agree to pay certain fees and expenses relating to registrations under the Amended and Restated Registration Rights Agreement. For details of the Amended and Restated Registration Rights Agreement, see Exhibit 4.16 to this Report.

Lock-Up Agreements

At the Closing, certain holders of Finfront’s ordinary shares before the consummation of the Business Combination executed lock-up agreements (the “Lock-up Agreements”). Pursuant to the Lock-Up Agreements, such holders shall agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares to be received by them in connection with the Business Combination (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive Ordinary Shares if any, acquired during the Lock-Up Period (as defined below)), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is six months after the date of the Closing (the “Lock-Up Period”). For details of the Lock-Up Agreement, see Exhibit 4.15 to this Report.

B.	Business Overview

The following discussion reflects our business following the Business Combination. Unless the context otherwise requires, all references in this section to “we,” “us,” and “our” refer collectively to Finfront and its subsidiaries prior to the consummation of the Business Combination and BitFuFu Inc. and its subsidiaries following the consummation of the Business Combination.

Overview

We are a fast-growing digital asset mining service and world-leading cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. We make available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, we have access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to our customers and self-mining for our own account, allowing us to seamlessly adjust business strategies and reduce risk exposure. Leveraging our strategic collaboration with Bitmain Technologies, Ltd., a world-leading cryptocurrency mining hardware manufacturer, we are able to secure a stable supply of advanced Antminer S19 miners.

Our innovative technologies are one of the key drivers to ensure our leadership position in the global digital asset mining industry. Our proprietary Aladdin system handles ultra-large scale management and dispatching of hash calculations, and has the maximum capacity to simultaneously connect millions of miners and to provide services that resolve critical mining problems arising from scalability, efficiency, authenticity, and securing hash calculations.

We have experienced rapid growth since our inception in December 2020. Finfront’s revenues increased from US$102,260 in the 2020 period to US$103.0 million in 2021, and further to US$198.2 million in 2022, and from US$81.8 million for the six months ended June 30, 2022 to US$134.2 million for the six months ended June 30, 2023. Finfront incurred a net loss of US$92,166 in the 2020 period, and achieved a net profit of US$4.9 million and US$2.4 million in 2021 and 2022, and US$6.6 million and US$7.8 million for the six months ended June 30, 2022 and 2023, respectively. In 2021 and 2022, Finfront’s adjusted EBITDA was US$5.8 million and US$39.6 million, respectively. In the six months ended June 30, 2022 and 2023, Finfront’s adjusted EBITDA was US$14.8 million and US$23.2 million, respectively. As of June 30, 2023, we had approximately 131,000 miners under management, among which 105,800 were leased miners, 20,600 were our self-owned miners, and 4,600 were customers’ hosted miners, representing a total mining capacity of 15.2 EH/s. In 2022, 32% of the average daily hash calculations provided by our self-owned miners were used for our cloud-mining services, and the rest 68% were used for self-mining operations; 60% of the average daily hash calculations provided by the leased miners were used for our cloud mining services, and the rest 40% were used for self-mining operations. In the six months ended June 30, 2023, 4% of the average daily hash calculations provided by our self-owned miners were used for our cloud-mining services, and the rest 96% were used for self-mining operations; 71% of the average daily hash calculations provided by the leased miners were used for our cloud mining services, and the rest 29% were used for self-mining operations. The hash calculations provided by customers’ hosted miners were used by the customers themselves for their own mining activities, and we only provided hosting services to those customers. In addition, we had access to approximately 374 MW in hosting capacity at 17 mining facilities in the United States, Portugal, Kazakhstan and Laos as of June 30, 2023.

Recent Development in the Digital Asset Industry

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately US$30,000 to approximately US$68,000 in 2021, from approximately US$16,000 to approximately US$46,000 in 2022, and from approximately US$16,600 to approximately US$30,500 in the six months ended June 30, 2023, according to Google Finance. During 2022, and more recently, in the first quarter of 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings have contributed, at least in part, to further price decreases in Bitcoin, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. At the time of FTX’s bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in account maintained at FTX. As of the date of this Report, aside from (1) the general decrease in the price of Bitcoin and in the stock price of companies engaging in digital asset mining and trading business that may be attributable to recent bankruptcies in the digital asset industry, and (2) the impairment loss on assets held by FTX in the amount of US$9.8 million recorded by Finfront in connection with the FTX bankruptcy proceeding, we have not been materially impacted by those bankruptcies and the recent disruption in the digital asset industry. As of the date of this Report, other than FTX, we have no material contractual relationship with any company in the digital asset industry that has experienced bankruptcy. Additionally, the recent disruption in the digital asset industry has not materially affected our relationship with suppliers or customers. While we have not been materially impacted by any liquidity or insolvency issues with such third parties to date, there is no guarantee that our counterparties will not experience liquidity or insolvency issues in the future. For example, prior to December 2022, we held digital assets prepaid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. The digital assets that we safeguard for our customers were stored at custodial wallet maintained by Coinbase and Cobo Wallet. In light of the broader market conditions in the digital asset industry, there can be no assurance that other market participants, including Coinbase, Cobo Wallet and hosting facility suppliers will not ultimately be impacted. We continue to closely monitor the development in digital asset industry, and will conduct diligence, including into liquidity or insolvency issues, on third-party service providers in the digital asset industry with whom we have potential or ongoing relationships. However, we cannot provide any assurance that we will not be materially impacted in the future by bankruptcies of market participants and recent disruption in the digital asset industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry.”

Competitive Strengths

We believe the following competitive strengths contribute to our success and distinguish us from our competitors:

Fast-growing digital asset mining service and world-leading cloud-mining service provider

Our digital asset mining services are focused on the generation of digital assets, in particular Bitcoin, by solving cryptographic hash functions, also referred to as “providing hash calculations,” on specific digital asset blockchains, a process commonly known as “mining.” Since our inception, we have made available scalable, reliable and efficient cloud-mining services to customers worldwide. For our cloud-mining services, we integrate mining capacities of mining equipment and other infrastructures from various suppliers to provide hash calculation services, and repackages and integrates such hash calculation services with other critical services to create a one-stop cloud-mining services for customers.

As of June 30, 2023, we provided our solutions and services through 17 mining facilities in the United States, Portugal, Kazakhstan and Laos, which were optimized for large-scale mining operations and sourced by Bitmain. As of the same date, we had access to approximately 374 MW in hosting capacity.

As of February 6, 2024, the aggregate market capitalization of digital assets reached approximately US$1.73 trillion, among which 48.8%, or US$842.6 billion, could be attributable to Bitcoin, according to CoinGecko. In 2022, the total Bitcoin market capitalization dropped significantly due to recent bankruptcies in the digital asset industry. We believe we are one of the largest cloud-mining service providers worldwide in terms of total hosting capacity and hash rate under management in 2022. Leveraging our large business scale, strategic collaboration with leading industry players and flexible business model, We believe we are well-positioned to capture the growth potential for the digital asset industry.

Robust industry collaboration network covering Bitmain and AntPool

We are committed to fostering close collaboration with world-leading industry players, in particular with Bitmain, a world-leading cryptocurrency mining hardware manufacturer, and AntPool, a major digital asset mining pool. We received seed investment from Bitmain in July 2021 and further investments from Bitmain and AntPool in February 2024 pursuant to the Amended and Restated PIPE Subscription Agreements, demonstrating their continuous support of our future outlook. As more companies enter into the digital asset industry and compete for higher hash rate, hosting capacity and power supply, we believe the strategic collaboration with Bitmain and AntPool enables us to secure access to stable supply of cost-efficient mining resources, such as miners with effective hash rate to power consumption ratio, electricity, hosting facility resources and pooling services at commercially optimal terms, so that we can deliver reliable services to our customers and efficiently scale up our customer base.

As of the date of this Report, we are the only cloud-mining strategic partner of Bitmain. We are also a S-level client of Bitmain, the highest level among all of Bitmain’s clients, which has provided us with privileges in terms of, among others, availability of miners and delivery schedule. In addition, we have also entered into a ten-year collaboration agreement with Bitmain, pursuant to which we can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world.

Flexible business model to weather market volatility

We have adopted an efficient and flexible business model, featuring a trio of integrated digital asset services, including cloud-mining, miner hosting and self-mining. Through our hash calculation dispatch system and connection with mining pools, we can seamlessly deploy miners sourced from various suppliers into cloud-mining or self-mining operations according to our business needs, which allows us to optimize our miner utilization and mining returns. With our ability to secure a stable access to advanced miners, we can also strategically allocate such resources between selling miners and mining digital assets to optimize monetization amid highs and lows of the relevant digital asset markets. The complementary deployments miner resources procured from suppliers will allow us to effectively adjust our business strategies and reduce risk exposure under volatile market conditions.

By slicing the mining capacity we procure into units for various renting periods, our cloud-mining solutions enable customers at all sophistication levels to mine digital assets. Customers can avoid the significant up-front investment in expensive miners and gain access to mining facilities in a number of jurisdictions with stable and economical power supply. We offer a matrix of cloud-mining service plans for an affordable service fee, which lowers the entry barrier to digital asset transactions for all. Leveraging our access to a network of miner hosting facilities with professional support, we enable our customers to access cost-efficient power supply and the day-to-day operational support for their mining activities.

With our expanding fleet of leased and self-owned miners, we have engaged in and capitalized on mining digital assets for our own accounts since February 2022. In 2022 and the six months ended June 30, 2023, Finfront’s revenue generated from our self-mining operations was approximately US$60.3 million and US$55.9 million, respectively. Currently, we primarily mine Bitcoin and accumulates the relevant digital assets for our current and future financial and operational needs. By diversifying our revenue streams from different income generating models, we believe we can better mitigate market volatility.

Visionary management team and R&D professionals with industry insight

Our management team believes that emerging technologies such as cloud computing and blockchain have great potential to drive the digital asset industry into an epoch. They are passionate about leveraging their industry know-how to explore more applications of digital assets. Our visionary management team has formulated a clear strategy to integrate high mining capacity and data flow efficiency into our solutions.

Our chairman and chief executive officer, Mr. Leo Lu, is a well-recognized leader in the digital asset and blockchain industry with rich industry experience. Prior to founding Finfront, Mr. Lu served as a business director of Bitmain and was responsible for co-founding Bitmain’s cloud-mining department, designing cloud-mining pricing model, and developing digital asset-related products. During his time at Bitmain, Mr. Lu was also in charge of the planning and design of the big data center of Internet products, and comprehensive planning and analysis of blockchain and big data technology. Our management team also possesses complementary experiences gained from industry-leading traditional financial institutions, internet giants and blockchain unicorns.

We are committed to enhancing our R&D capabilities to strengthen our technology advantages and optimize our solutions to customers. We retain an R&D team with profound industry and technology background, such as internet product development, cloud architecture and system design.

Business Model

Self-mining operations

Specialized computers, or “miners,” power and secure blockchains by providing hash calculations to validate transactions on specific digital asset networks. In order to add blocks to the blockchain, a miner must map an input data set consisting of the existing blockchain, plus a block of the most recent digital asset transactions and an arbitrary number called a “nonce,” to an output data set of a predetermined length using hash calculations. Providing these hash calculations results in a reward of digital assets, such as Bitcoin. These rewards of digital assets can be sold for fiat currency. The underlying cost of mining generally consists of the cost of mining hardware, the cost of the electrical power to operate the machine, and other facility costs to house and operate the equipment.

We have engaged in and capitalized on mining digital assets for our own accounts since February 2022. In 2022 and the six months ended June 30, 2023, Finfront’s revenue generated from self-mining operations was approximately US$60.3 million and US$55.9 million, respectively. We operate miners that perform hash calculations in support of blockchain network measured in hash rate. The efficiency of a mining hardware is measured by the hash rate of such miner. Miners with higher hash rate when operating at maximum efficiency have a higher chance of completing a block in the blockchain and receiving a digital asset reward.

Currently, the likelihood that an individual mining participant acting alone will solve a block and be rewarded a digital asset is extremely low. As a result, to maximize the opportunities to receive a reward, most large-scale miners have joined with other miners in “mining pools” where the hash calculations of each pool participant are coordinated to complete the block on the blockchain and mining rewards are distributed to participants in accordance with the rules of the mining pool. Fees payable to the operator of the pool vary but are typically as much as 0.3%~4% of the reward earned and are deducted from the amounts earned by each pool participant. Mining pools are subject to various risks including connection issues, outages and other disruptions which can impact the quantity of digital assets earned by participants.

Through our collaboration with third-party hosting facility suppliers and a fleet of advanced miners, we operate miners for the purpose of mining Bitcoin. We mine and accumulate Bitcoins for our current and future financial and operational needs, based on market condition and the prevalent price of Bitcoin.

Our self-mining operations utilize third-party mining pools, such as AntPool and Foundry, to receive mining rewards from a given network. We maintain our own account in each of the mining pools that supports our self-mining operations. Under the Full-Pay-Per-Share method, which we have selected as our mining pool payout method, the mining pool confirms the amount of our Bitcoins payout each day at midnight UTC in exchange for the hash calculations performed by us to the mining pool in the previous 24 hours. The Bitcoin payout is settled on the following day, on a daily basis. We are entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain.

Our results of operations for our self-mining operations are affected by fluctuations and long-term trends in the value of Bitcoin, blockchain difficulty, the purchase cost or lease expense of mining equipment, and the cost of hosting services (in particular the cost of electricity). Cost of revenues for self-mining operations mainly consists of lease expense of mining equipment, hosting expenses and depreciation expenses. We measure the breakeven point for our self-mining operations by dividing the sum of cost of revenue and operating expenses by the number of Bitcoins actually mined from self-mining operations during the relevant period. In 2022 and the six months ended June 30, 2023, we mined 2,825 and 2,253 Bitcoins, respectively, and the breakeven point for our self-mining operations was approximately US$21,500 and US$23,600, respectively. During the same periods, the average Bitcoin price was approximately US$26,300 and US$25,500, respectively, according to Coinbase. The slight increase in the breakeven point of our self-mining operations from 2022 to the six months ended June 30, 2023 was primarily due to the combined effect of (1) the decrease in the number of mined Bitcoins per hash calculation, which is attributed to the increase in blockchain difficulty; and (2) the decrease in lease expense of mining equipment, which decreased as a result of a decline in Bitcoin price through the first half of 2023 as compared with that of 2022.

As of the date of this Report, our digital assets are mined to and stored in offline cold wallet, which is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. Access to digital assets in such cold wallet requires separate authentication from different authorized individuals.

Cloud-mining services

Our cloud-mining services provide a one-stop solution that enables customers at all levels to purchase hash calculation services and earn digital asset mining rewards on our cloud-based platform. Our cloud-mining services also enable customers to save the usually high up-front investment in purchasing expensive miners. Instead, customers can select from a suite of cloud-mining service plans on our platform, based primarily on different digital asset types and plan duration. We adjust the pricing of cloud-mining products from time to time based on the then prevailing market price of Bitcoin and the estimated costs associated with operating the respective miner types. However, the fee rate of an order placed by customers on our platform is fixed at time of placing, consisting of an upfront service fee, and subsequent service fees charged at more flexible intervals before they are incurred. Currently, the cloud-mining services primarily support the mining of Bitcoin. We receive digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud mining and hosting services. Such digital assets would be automatically converted into USDT. Since October 2022, we began to convert USDT into U.S. Dollars and deposit them with banking institutions on a daily basis.

Our results of operations for cloud-mining services are affected by the value of Bitcoin, expected blockchain difficulty, the purchase cost or lease expense of mining equipment, and the cost of hosting services (in particular the cost of electricity), as well as the pricing and duration of our cloud-mining services. Cost of revenues for cloud-mining services mainly consists of lease expense of mining equipment, hosting expenses, depreciation expenses, and system maintenance costs. In the 2020 period, 2021 and 2022, the breakeven point for our cloud-mining services was US$38,700, US$37,300 and US$24,000, respectively. During the same periods, the average Bitcoin price was US$21,700, US$47,400 and US$28,200, respectively. We operated at loss in the 2020 period due to the significant start-up expenses required to launch our business. For the six months ended June 30, 2023, the breakeven point for our cloud-mining services was US$21,700. The slight decrease in the breakeven point from 2022 to the six months ended June 30, 2023 was primarily due to the drop in Bitcoin price through the first half of 2023, as compared with the average Bitcoin price of 2022, which also lowered the lease expense of mining equipment in 2023.

To provide cloud-mining services to our customers, we deploy miners sourced from our suppliers or miners owned by ourselves, and further render these miners operational and remotely accessible by procuring mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. We then repackage the services of providing hash calculations using these miners, and integrate them with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, we create a one-stop mining capability that can be sold in the form of cloud-mining services. We then sell cloud-mining services to our customers by transferring the control of the sub-divided hash calculations. For the mining capacity procured by us that is not subscribed for by any customer, we may deploy it in our self-mining.

Our cloud-mining services are user friendly and highly transparent to customers. Customer can register an account on our platform to mine their desired type of digital assets. Our cloud-mining plans are efficient in obtaining mining block rewards. Currently, it is becoming less likely for individual miners with relatively low hash rate to successfully solve blockchain without pooling resources together with other miners or operate within a mining pool, where miners can contribute their hash calculations to collectively solve a blockchain transaction. When our customers subscribe for our cloud-mining services, they are simultaneously connected to a mining pool with greater mining capacity, thus allowing them to pool hash calculations and mine more efficiently. As a result of pool of resources, customers are more likely to beat other participants to generate a winning hash to earn a Bitcoin. While customers need not procure, transport, install, manage or maintain the underlying mining hardware or software by themselves, they monitor the hash calculation procedure and output in real time on our platform.

For our cloud-mining services, customers may apply the mining capacity bought by them to a selection of mining pools, including AntPool and F2Pool, through our platform. We could assist customers in applying mining capacity to other mining pools at customers’ election if it is technically feasible and commercially reasonable. After a customer places an order for cloud-mining solutions with us, we help customer create a separate account with the designated mining pool, and bind the customer’s digital asset wallet to such account. We will then apply mining capacity bought by the customer to his or her account in the mining pool to perform hash calculations, and the pool operator will directly distribute the mining rewards to the digital asset wallet associated with customer’s account. We do not charge any fees or receive any income from the mining pool with respect to our cloud-mining services, and the mining pool is neither a supplier nor a customer of us with respect to our cloud-mining services. To the extent that our cloud-mining customers choose the same mining pools that support our self-mining operations, the hash calculations used for our self-mining operations and the hash calculations bought by our customers are separately connected to the mining pool through different accounts, and the mining rewards are distributed and paid by the mining pool operator to the respective accounts of us and our customers.

Cloud mining service agreements with our largest customer in 2021

Our business operations and financial performance have relied significantly upon our cloud-mining services since our inception, in particular those offered to our major customers. For instance, revenue from Finfront’s largest customer in 2021, 2022 and the six months ended June 30, 2022 and 2023, Chainup Technic Limited and its related parties (the “Major Customer”), accounted for 30%, 17%, 24% and 16% of its total revenue, respectively, and revenue from its top three customers accounted for 51%, 31%, 42% and 24% of its total revenue in the same periods, respectively.

We and the Major Customer would enter into a cloud mining service agreement each time the Major Customer places an order on our platform. Pursuant to the cloud mining service agreement, we are responsible for providing the Major Customer with cloud mining services as displayed on our platform, or specially customized for the Major Customer, the details of which shall be subject to the specific order, and shall display operation status and outputs of the cloud mining services in the Major Customer’s account. We shall ensure the quality of our service, such as maintaining the daily average amount of executed hash calculations to be no less than 95% of the declared hash rate in the order, and extending the service period as stipulated in the order or refunding service fees for unutilized mining capacity if we are unable to provide services due to force majeure events or reasons not attributable to us. The Major Customer undertakes to comply with our term of services and privacy policy as stipulated in our website, if any, and to provide true, accurate and complete personal/corporate data and information for the purpose of registering an account and using the services provided on our platform. The Major Customer also agrees to decide the mining pool to which the hash calculation services purchased from us will be provided. Once a mining pool is selected, the Major Customer agrees that it has read and accepted the service agreement of the mining pool. To the fullest extent permitted by law, we disclaim liabilities for any loss or damage arising out of, or in connection with, the use of the services to be provided by the mining pool. We may unilaterally terminate the cloud mining service agreement and cease to provide our services if the use of such services violates the laws and regulations of the Major Customer’s country, or if the Major Customer fails to pay in full the service fees pursuant to this agreement. There was no minimum purchase amount commitment other than the purchase amount stipulated in the order.

Miner hosting services

We began to provide hosting services to customers of our cloud-mining services and other digital asset enthusiasts in July 2021. Our miner hosting services provide customers with miner deployment, monitoring, troubleshooting, optimization and maintenance, as well as necessary electrical power, repair and other infrastructure services necessary to operate, maintain and efficiently mine digital assets. Customers entrust us to deploy the miners in the cloud mining IT rooms in the premises of our hosting facility suppliers. Our customers retain the right to use the miners, and will pay us a set of service fees.

To provide miner hosting services to our customers, we procure mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance and other necessary infrastructure services from various hosting facilities sourced by Bitmain and other suppliers. We then integrate these services with our own services, such as performance monitoring and stability optimization, into a combined hosting service, and sells the combined hosting service to our customers for service fees. We bear the risk of losses that may arise from the difference between the actual costs incurred by us and the selling price to the customers. As of June 30, 2023, we provided hosting services through three mining facilities in the United States (including North Carolina, South Carolina and Montana), all of which were sourced through hosting service cooperation arrangements with Bitmain. See “—Suppliers—Hosting service cooperation arrangements.”

Electricity capacity and cost

Mining digital assets requires intensive hash calculations, and the generation of such calculations requires large amounts of electricity. As of June 30, 2023, we had access to approximately 374 MW in electricity capacity at 17 mining facilities in the United States, Portugal, Kazakhstan and Laos through Bitmain. Electricity cost is charged by hosting operators for actual power consumption incurred for operating miners, which is then paid by us to hosting facility suppliers, including Bitmain, as part of hosting fees. The average electricity cost for 2022 was approximately US$0.0686/kwh, representing an increase of approximately 11.5% from the average electricity cost of US$0.0615/kwh in 2021. The increases in average electricity cost for 2022 were mainly because we began to expand our operations into the United States, and switched to hosting facilities in the United States in 2022, which tend to have a higher electricity fee rate compared with non-U.S. hosting facilities. The average electricity cost for the six months ended June 30, 2023 was approximately US$0.0738/kwh, representing an increase of approximately 7.6% from the average electricity cost of US$0.0686/kwh in 2022. In order to minimize the impact of electricity price increases on the costs, we have been leasing more advanced miner series from suppliers since November 2022. The S19XP series are more energy efficiency compared to the S19j pro series.

Suppliers

Digital asset mining is dependent on specialized digital asset mining hardware, most predominantly utilizing ASIC chips. Almost all of these miners are produced outside of the United States, mostly in Asia. Currently, the largest of miner manufacturer is Bitmain with its industry leading Antminer S19 series. We entered into supply agreements for most of the miners we operated or acquired for our mining operations in 2021, 2022 and the six months ended June 30, 2023, with certain suppliers, including Bitmain, which also provided us with relevant maintenance and repair services. With respect to our cloud-mining services, we may need to make a significant amount of prepayments for the miners we lease, and for our miner purchases, we are typically required to pay deposits to our miner suppliers in advance of delivery. If the market value of digital assets has increased, the demand for the newest, most efficient miners will also increase, leading to scarcity in the supply, and thereby a resulting increase in the price of hash calculations and miner supplies. Our business is highly dependent upon suppliers providing an adequate supply of efficient digital asset mining resources at economical prices to enable profitable mining by us and by third-party customers intending to purchase our solutions.

Antminer purchase arrangements

In the ordinary course of our business, we entered into a number of purchase agreements for digital asset miners of Antminer S19 series with certain suppliers, including Bitmain. Such purchase agreements do not contain exclusivity clauses that prohibit either party thereto from selling or purchasing miners from other third parties. Suppliers have the right to discontinue the sale of their miners and/or to make changes thereto at any time without prior approval from or notice to us. In addition, suppliers retain the intellectual property rights to such miners. Each agreement will remain in effect for as long as one or more shipping orders are outstanding thereunder, and may be terminated upon either party’s uncured material breach or upon insolvency proceedings against us. The agreements with Bitmain for digital asset miners are governed by the laws of Hong Kong.

The foregoing description of the Antminer purchase arrangements with Bitmain does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements. The Antminer purchase agreement with Bitmain, as amended and supplemented, is filed as Exhibit 10.7 hereto and incorporated by reference herein.

Hash rate server cooperation arrangements

We entered into hash rate server cooperation arrangements with our suppliers, pursuant to which they will lease miners that provide hash calculations to us. We make procurement order before the beginning of each month and is subject to a minimum purchase amount based on our quarterly business plan and these suppliers’ miner availability. Procurement orders shall be placed on a monthly basis, and may not be automatically renewed. After the suppliers lease the miners to us, we will use our Aladdin system to control the miners, standardize and dispatch the hash calculations of the miners, and make the cloud-mining services available on our platform to different customers. We will be responsible for the services provided through the miners. We will also take necessary technical measures to ensure the normal operations of the miners and remedial measures against security risks. These agreements are generally automatically renewed, subject to prior written notice of termination, and are governed by the laws of Hong Kong or Singapore.

Hosting service cooperation arrangements under the Service Framework Agreement with Bitmain

Pursuant to the Service Framework Agreement with Bitmain dated as of December 20, 2021, as amended, we can obtain 300 MW hosting capacity under the hosting service cooperation arrangements with Bitmain, which will source available hosting facilities and is responsible for storing miners, providing on-site IT consulting, maintenance and repair, power supply, cooling and other services. Bitmain typically has access to large-scale computing infrastructures that provide digital asset mining colocation services and handle the management of our mining equipment. We generally make payment under the Service Framework Agreement and the related service orders on a monthly basis, based on the number of miners under management and the amount of electricity consumed. The hosting service fee rate between us and Bitmain under the Service Framework Agreement is based on electricity cost actually consumed by miners under management at the respective hosting facilities, plus a fixed fee, which may be amended by mutual consent by us and Bitmain. In addition, we may incur additional electricity costs based on specific orders under the Service Framework Agreement, which may include periodic price adjustment mechanism with reference to local electricity price index. The Service Framework Agreement has a term of 10 years, and may be extended by mutual written agreement by Bitmain and us. The Service Framework Agreement may be terminated by mutual agreement between the parties, or by either party upon the material breach of the agreement, bankruptcy, dissolution, or revocation of business license of the counterparty. If we unilaterally terminate the Service Framework Agreement or any service order thereunder, we shall be liable for ten-day’s hosting fees. The Service Framework Agreement is governed by the laws of Hong Kong.

The foregoing description of the Service Framework Agreement with Bitmain does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 10.6 hereto and incorporated by reference herein.

Supply agreements with our largest supplier in 2021

Costs attributable to Finfront’s largest supplier in 2021, Burdy Technology Limited (the “Major Supplier”), represented 82%, 32%, 52% and 12% of its total cost of revenue in 2021, 2022 and the six months ended June 30, 2020 and 2023, respectively. The Major Supplier is a miner and mining service provider with broad miner access in the United States, Canada, Europe and Southeast Asia. The major terms of our material supply agreements with the Major Supplier are set forth as follows.

Server purchase and hosting service framework agreement

According to the server purchase and hosting service framework agreement between us and the Major Supplier dated June 25, 2021, as amended on October 20, 2021 and October 30, 2021, we commit to purchase a minimum number of Antminer S19 series from the Major Supplier at the specified price per miner between July 1, 2021 and December 31, 2021. The Major Supplier has the right to discontinue the sale of our miners and/or to make changes thereto at any time without prior approval from or notice to us. The Major Supplier will deliver and install the miners at the facilities designated by us. After the products are delivered and the receipts are confirmed by both parties, the ownership of the miners will be transferred to us. We own all rights, interests and renumeration related to our ownership, and we will have the Major Supplier provide the subsequent hosting and maintenance services for those miners and pay relevant fees. The Major Supplier may terminate the hosting and maintenance services if, among other events, the output of the relevant mining activities is insufficient to pay for the hosting fees during a 30-day period, or if there is a facility outage over 180 days. We may terminate this agreement if there is a delay of 10 days in miner deployment due to facility issues. When the hosting service is terminated, we may choose to entrust the Major Supplier to sell the products at the market price or repossess the physical products. The server purchase and hosting service framework agreement is governed by the laws of Hong Kong.

The foregoing description of the server purchase and hosting service framework agreement, as amended, does not purport to be complete and is qualified in our entirety by the terms and conditions of the actual agreements, which are filed as Exhibits 10.2, 10.3 and 10.4 hereto and incorporated by reference herein.

Hash computer server cooperation agreement

According to the hash computer server cooperation agreement between us and the Major Supplier dated June 15, 2021, as amended on October 30, 2021, the Major Supplier will lease miners that provide hash calculations to us. We make procurement order at the beginning of each month and are subject to a quarterly minimum purchase amount based on our quarterly business plan and the Major Supplier’s miner availability. The parties will sign a minimum commitment of lease amount for next quarter upon confirmation. The Major Supplier reserves the right to adjust the rental price from time to time. After the Major Supplier leases the miners to us, we will use our system to control the miners, standardize and dispatch the hash calculations of the miners, and make the cloud-mining solutions available on our platform to our customers. We will be responsible for the services provided through the miners. We will also take necessary technical measures to ensure the normal operations of the miners and remedial measures against security risks. We may terminate the agreement if, among other events, the Major Supplier fails to rectify within 48 hours after our request for rectification of substandard services. The Major Supplier may terminate the agreement if, among other events, we fail to pay the relevant fees more than 15 days after the due date. This agreement has an initial term of two years, and will be automatically renewed subject to prior written notice of termination. The hash computer server cooperation agreement is governed by the laws of Hong Kong.

The foregoing description of the hash computer server cooperation agreement, as amended, does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, which are filed as Exhibits 10.1 and 10.4 hereto and incorporated by reference herein.

Digital Assets

We accumulate Bitcoin mined through our self-mining operations and will exchange Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase, to satisfy our working capital needs. We also receive other digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud mining service. Digital assets that are received as service payments would be converted into USDT. Since October 2022, we began to convert USDT into U.S. Dollars and deposit them with banking institutions. Prior to December 2022, we held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf in separate wallets, if such customers do not have their own digital asset wallets. We are required to release safeguarded digital assets upon customers’ instruction. As of December 31, 2022, we ceased to offer such temporary custodian services.

As of June 30, 2023, the total value of Bitcoin and USDT held by us for our own account was US$18.3 million and US$48,183, respectively. Bitcoin is the only digital asset that accounted for more than 1.0% of our total digital assets as of June 30, 2023. We keep Bitcoins mined by our self-mining operations in offline cold wallet and holds the private key. Our management is responsible for overseeing the digital assets and their transfers. Our internal policy requires each employee holding the required credentials to obtain corporate approval prior to any transfer of our digital assets. The digital assets held for our own account are not insured or guaranteed by any government or government agency. We rely on service providers to safeguard our digital assets, and may experience difficulties in recovering our digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of our digital assets could result in substantial costs to us. Such incidents could also subject us to litigation, significant financial losses and damage our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We rely on third-party service providers to safeguard and manage certain digital assets. Loss of private keys, security breach and hacking attempts could cause the loss and theft of such digital assets, and materially and adversely impact our business, financial condition and results of operations.”

We are subject to risk associated with depositing fund and digital assets with such third-party cryptocurrency exchanges and may experience loss of fund and digital assets if such exchanges fail to manage our fund or digital assets appropriately and in compliance with applicable regulatory requirement. For example, Finfront has not been able to recover the fund and digital assets deposited with FTX at the time of its bankruptcy filing. As a result, Finfront recorded impairment loss on assets held by FTX of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022). Since the voluntary bankruptcy proceeds of FTX, we have suspended our transactions with FTX. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We deposit certain fund and digital assets with cryptocurrency exchanges. If such cryptocurrency exchanges become bankrupt or otherwise unable to remit stored fund and digital assets, we may lose these assets, and our business, financial condition and results of operations may be adversely affected.”

We do not engage in the trading of, or investing in, digital assets that may be deemed as “securities.” We intend to mine digital assets that are generally not deemed as “securities.” The SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. Public statements by senior officials at the SEC indicate that the SEC does not intend to take the position that Bitcoin or Ethereum, in their current form, are securities. However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court, and cannot be generalized to any other digital asset. In accordance with a framework for analyzing whether a given digital assets is a security, published by the SEC’s Strategic Hub for Innovation and Financial Technology in April 2019, we would need to determine whether each of the digital assets acquired and held by us are an “investment contract,” as well as other instruments such as stocks, bonds, and transferable shares.

We intend to consult counsel prior to attempting to mine any cryptocurrency other than those that are generally not considered as “securities,” such as Bitcoin and Ethereum, in order to avoid inadvertently dealing in a digital asset which may be deemed a security. We anticipate that, should we consider mining a digital asset other than those that are generally not considered as “securities,” we will seek the advice of securities counsel, and the process will include research, review and analysis of the current federal securities laws and regulations regarding digital assets, including judicial interpretations and administrative guidance. However, the processes employed for determining whether particular digital assets are securities within the meaning of U.S. federal securities laws are risk-based assessments and are not a legal standard or binding on the SEC or other regulators. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Regulatory Framework—We face uncertainties relating to whether cloud mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and we may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect our business, financial condition and results of operations.” We recognize that whether a digital asset is a security is a complex and evolving legal issue. For that reason, we have no plan in the foreseeable future to mine anything other than digital assets that are generally not considered as “securities.” However, if our compliance procedures and legal reviews prove to be incorrect, we may be subject to prohibitive SEC penalties and/or private lawsuit defense costs and adverse rulings.

Technology

We designed and implemented the Aladdin system to handle ultra-large scale management and dispatching of hash calculations. The Aladdin system has the maximum capacity to simultaneously connect millions of miners and to provide services that resolve critical mining problems arising from scalability, efficiency, authenticity, and securing hash power.

The Aladdin system consists of three major components, including (1) the miner monitoring system, namely FuFu Sentry, (2) the mining capacity slicing system, namely FuFu Proxy System, and (3) the hash calculation dispatching engine, namely FuFu Dispatcher Engine. FuFu Sentry provides real-time monitoring, system alerts, data insights and automated operation functions, which allow our users to efficiently control the hash calculation status and facilitate their decision-making. FuFu Proxy System connects the miners and mining pools and is able to accurately submit the hash calculations of each miner to the mining pool, which enhances the precision of mining capacity slicing and transparency of hash calculation distribution. FuFu Dispatcher Engine distributes the protocols that apply the hash calculations and ensures the stable operation of the protocols.

Sales and Marketing

We market our cloud-mining and hosting solutions primarily through word of mouth, press releases of our solutions and major collaboration with leading industry participants. We also advertise our available solutions and hosting capacity on our website, which is updated periodically for product launches, available mining and hosting capacity and other trend and development of the digital asset industry. We also maintain an active presence on social media in order to raise awareness of our brand. we have not relied heavily on sales force for advertising and marketing of our cloud-mining and hosting solutions, as most of our customers approach us proactively.

Compliance Infrastructure

Risk Management Procedure

We are subject to various anti-money laundering and counter-terrorist financing laws in the United States and jurisdictions where we operate. Our compliance infrastructure is designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by OFAC and equivalent foreign authorities. We have developed, implemented, and maintained a know-your-customer (“KYC”) procedure and a risk-based anti-money laundering program, including internal policies that require our employees to report suspicious activities and transactions, comply with reporting and recordkeeping requirements, and collect and maintain information about our customers.

When a new customer first places an order on our platform, such customer is required to go through the KYC procedure and to submit certain authentication information. For individual customers, we will collect personal identification information, such as name, nationality and address, to verify the identity of individual customers. We collect identification documents, including valid national identity card, passport or driver license with a photo issued by the relevant local government, and confirm the identification with a photo of the individual customer with the identification documents provided by such customer. We also verify that submitted documents are not tampered with by photoshop and performs background checks by using the Refinitiv system, which is a world-check intelligence database that delivers accurate and reliable information and offers tools to help meet due diligence obligations, including meeting requirements under KYC screening and anti-money laundering.

For corporate customers, we will collect information such as corporate registration records, business license and business address, among others, and conduct background search for corporate customers’ major shareholders. Corporate customers must provide a valid certificate of incorporation & incumbency, and valid shareholders’ identity documents if any shareholders have equal to or more than 20% shareholding in the corporate customers. Based on the documents provided by such corporate customers, we will check the existence of the customer on the relevant local government website to verify the authenticity of the documents provided. Similar to individual customers, we also performs KYC check for individual shareholders that have equal to or more than 20% shareholding in our corporate customers.

Our customer services team would review this information, and report any suspicious activities in accordance with applicable regulations. Only after the KYC procedure has been completed by us will customers be able to use our services. We have designated employees to be responsible for monitoring and reporting global sanctions information, updating and operating KYC and anti-money laundering procedure, and regularly checking and updating risk control rules. We will report suspicious, questionable transactions and corporate/personal information to regulatory authorities in accordance with regulatory requirements in the place where we operate. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continuously monitors our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

We do not provide cloud computing services to customers located in countries and regions that are subject to OFAC sanctions. Due to local regulatory policies and taxation considerations, we also currently do not accept order for our cloud mining services from customers in mainland China, the United States and Singapore. Before customers can use our products and services, we require customers to confirm that the use of the services provided by us is legal in their country/region of residents. However, we may still be subject to investigation and enforcement action by regulators in these jurisdiction, to the extent that such regulators assert jurisdiction on digital assets and related transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Regulatory Framework—Assertion of jurisdiction by U.S. and foreign regulators, or other government entities over digital assets and digital asset industry may subject market participants, including us, to additional regulation and investigation.”

Related Party Transaction Policy

Finfront has adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of its related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which it is a participant, in which the amount involved exceeds $120,000 in any fiscal year and a related person (including any director, executive officer or shareholder holding 5% of Finfront or its subsidiaries’ equity interest) has a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by Finfront of a related person. In reviewing and approving any such transactions, the board of directors of Finfront is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. In accordance with the related party transaction policy, the board of directors of Finfront reviewed and approved the agreements between Finfront, Bitmain and Computing Inactive Beijing Technology Ltd., an entity controlled by Mr. Lu, and the loan between Mr. Lu and Finfront. Mr. Lu, an interested director of transactions between Finfront and Computing Inactive Beijing Technology Ltd., was involved in reviewing and approving such transactions after declaring his interests in the transactions to the board of directors and the shareholders of Finfront. Prior to the consummation of the Business Combination, the board of directors of Finfront did not have directors appointed or designated by Bitmain. As such, no interested directors were involved in reviewing and approving transactions between Finfront and Bitmain, which was a 5% shareholder of Finfront prior to the consummation of the Business Combination. As Finfront believes the terms of its related party transaction are on terms consistent with prevalent market terms, there has not been any material changes to agreements with Bitmain and other related parties in light of the current crypto asset market disruption.

Following the Business Combination, our related party transactions are reviewed and approved by an audit committee consisting entirely of independent directors. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Committees of the Board—Audit Committee.”

Our Relationship with Bitmain

Bitmain is a world-leading cryptocurrency mining hardware manufacturer and a 5% shareholder of Finfront prior to consummation of the Business Combination. Pursuant to the Amended and Restated PIPE Subscription Agreement dated January 11, 2024, Bitmain purchased 4,000,000 Class A Ordinary Shares upon the consummation of the Business Combination. As of February 29, 2024, Bitmain beneficially owned 11,500,000 Class A Ordinary Shares, representing 7.1% of our issued and outstanding Ordinary Shares.

As of the date of this Report, we are the only cloud-mining strategic partner of Bitmain. We are also a S-level client of Bitmain, the highest level among all of Bitmain’s clients, which has provided us with certain transaction privileges. We rely on Bitmain in the provision of our hosting services. We have entered into a ten-year Service Framework Agreement with Bitmain, pursuant to which we can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world. As of June 30, 2023, we provided hosting services through three mining facilities in the United States (including North Carolina, South Carolina and Montana), all of which were sourced by Bitmain under its hosting service cooperation arrangements with us. In the 2020 period, 2021, 2022 and the six months ended June 30, 2023, the aggregate consideration paid to, or to be paid to, Bitmain under the service cooperation arrangements was approximately nil, US$7.0 million, US$83.9 million and US$87.4 million, respectively. In the 2020 period, 2021, 2022 and the six months ended June 30, 2022 and 2023, costs attributed to the abovementioned agreements with Bitmain, as a percentage of the total cost of revenue of Finfront, was approximately nil, 7%, 52%, 35% and 71%, respectively. In 2022, we also purchased 2,088 unit or 10% of our own miners from Bitmain, which is the manufacturer of Antminers. We purchased 16,362 Antminers directly from Bitmain and its affiliate under an Antminer purchase agreement, and subsequently resold to third parties as part of our sourcing services for the sales of mining equipment in 2022. The aggregate consideration paid to Bitmain for the acquisition of miners were US$89.1 million, none of which was accounted for as cost of revenue for 2022, because the prepayment paid to Bitmain and the deposit received from the customer in our sourcing service transaction was offset with each other upon the delivery of the equipment to the customer and only a net amount was recognized as sourcing commission revenue. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Bitmain and its affiliates.” As of June 30, 2023, all 17 hosting facilities utilized by us were sourced by Bitmain. In 2021, 2022 and the six months ended June 30, 2023, hosting cost (including electricity cost) attributed to Bitmain accounted for 11%, 95% and 97% of all hosting cost, respectively. We procured miners from Burdy during 2022 and has begun to develop other hosting facility suppliers since 2023. However, we currently rely on Bitmain to source substantially all of our hosting facilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on a limited number of suppliers to provide us with digital asset mining equipment, hosting facilities, and other products or services critical to our business operations. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.”

Competition

The digital asset industry in which we operate is competitive, with an increasing number of participants in and new technologies introduced to the digital asset industry.

Our cloud-mining operations compete with other hash calculation service providers that allow users to subscribe a fraction of larger digital asset mining capacities for a fee and enjoy the proportionate mining rewards, also known as hash calculation sharing services. We compete with other industry participants primarily on the service product design, pricing, anticipated return, quality and availability of cloud-mining services, and the stability and sufficiency of various supplies and resources supporting the provision the cloud-mining services.

For our hosting services, we compete with other industry participants primarily on hosting space and power supply and cost.

Our self-mining operations compete with mining operations throughout the world to complete new blocks in the blockchain and earn the reward in the form of an established unit of a digital asset. We compete with other industry participants on the basis of the total hash rate contributed by miners used for our self-mining business, the degree of mining difficulty, the efficiency of our mining operations, the fiat value of the mining reward, and obtain access to facilities for location of mining operations.

A significant percentage of mining equipment is manufactured by a single supplier and almost all mining equipment is provided by a small number of manufacturers. While miners of digital assets historically range from individual enthusiasts and entrepreneurs to large public company mining operations and large company mining hosting operations with dedicated mining facilities, the vast majority of mining is now undertaken and further trending towards large-scale, industrial mining farms. A mining pool is created when mining participants pool the processing power of their miners over a network and mine transactions together. Rewards are then distributed proportionately to the pool participants based on the work/hash power contributed to solving a block.

Several public companies (traded in the United States, Canada, and internationally), such as the following, may be considered competitors to us:

●	Argo Blockchain PLC;

●	Bit Digital, Inc.;

●	Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd);

●	Hive Blockchain Technologies Inc.;

●	Hut 8 Mining Corp.;

●	Marathon Digital Holdings, Inc.; and

●	Riot Blockchain, Inc.;

The digital assets industry is a highly competitive and evolving industry and new competitors and/or emerging technologies could enter the market and affect our competitiveness in the future. Other market participants in the digital assets industry include investors and speculators, retail users transacting in digital assets, and service companies that provide a variety of services including buying, selling, payment processing and storing of digital assets. To continue to be successful, we will require sufficient additional capital to secure access to additional facilities, new available mining equipment and related infrastructure.

Intellectual Property

Intellectual property is an important aspect of our business, and we seek protection for our intellectual property as appropriate. To establish and protect our proprietary rights, we rely upon a combination of patent, copyright, trade secret and trademark laws and contractual restrictions such as confidentiality agreements, licenses and intellectual property assignment agreements.

We currently have filed four patent applications in various jurisdictions, including the United States, relating to technologies such as blockchain computing power supply, dispatching of blockchain hash calculations, mining capacity slicing and allocation, and hash calculation pricing and adjustment. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform incorporates software components licensed to the general public under open-source software licenses. We obtain many components from software developed and released by contributors to independent open-source components of our platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute those open-source components of our platform. As a result, open-source development and licensing practices can limit the value of our software copyright assets.

We continually review our development efforts to assess the existence and patentability of new intellectual property. We are in the process of registering our domain names and trademarks in the United States and in certain locations outside the United States to protect our brand.

Seasonality

Our hash calculations are typically slightly lower in summer, as higher temperature tends to affect miner performance and cause electricity costs to raise. In addition, extreme weather condition in winter may negatively affect the operations of hosting facilities, which in turn affects miner performance.

Employees

All aspects of our business require specialized knowledge and technical skill. Such knowledge and skills include the areas of blockchain technology, research and development, digital asset marketing and operations, human resource management, data privacy, as well as legal compliance, finance and accounting. We believe that we have adequate personnel and resources with the specialized skills required to carry out our operations successfully. As of the date of this Report, we have 29 full-time employees, who have been engaged by Ethereal Singapore, and primarily work in Singapore during employment terms.

None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

The remuneration payable to our employees includes salaries and allowances. We determine employee remuneration based on factors primarily including industry standard, department operation requirement and work performance. In order to maintain the quality, knowledge and skills of our employees, we appreciate the importance of training to employees. We provide regular trainings to our employees, which include orientation training for new employees and continuing on-the-job training for existing employees. We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team.

We enter into standard labor and confidentiality agreements with all employees and non-compete agreements with our core employees. The non-compete restricted period typically expires six months after the termination of employment.

Facilities

Our corporate headquarters is located at 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098, where we lease approximately 1,489 square feet of commercial office space pursuant to operating leases that expire in January 2025. We lease all of our facilities and believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

In addition, we store miners in and have access to third-party facilities located at several states in the United States, including North Carolina, Texas, North Dakota, among others. In aggregate, we had access to approximately 374 MW power capacity in facilities primarily located in the United States, Portugal, Kazakhstan and Laos as of June 30, 2023.

Insurance

We provide pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also maintain general third-party liability insurance and insurance coverage for our miners that we believe are in line with the industry practice. We currently do not maintain business interruption insurance, product liability insurance or key-man insurance.

Legal Proceedings

From time to time, we have been involved in legal proceedings or be subject to claims arising out of our operations. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely against us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Government Regulation

Due to the relatively short history of digital assets, and their emergence as a new asset class, government regulation of blockchain and digital assets has been constantly evolving worldwide, with increased interest expressed by the United States and other international government regulators. For example, the Cyber-Digital Task Force of the U.S. Department of Justice published a report titled “Cryptocurrency: An Enforcement Framework” in October 2020 that detailed the Department’s view with respect to digital assets and the tools at the Department’s disposal to deal with threats posed by digital assets. In March 2021, the nominee for Chair of the U.S. Securities and Exchange Commission expressed the need for investor protection along with promotion of innovation in the digital asset space.

In addition, various foreign jurisdictions either have adopted, or may adopt, laws, regulations or directives that affect digital assets, digital asset networks, and their users and participants. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States, and may therefore impede the growth of digital assets. A number of Eastern European and Asian countries currently have a more restrictive stance toward digital assets and, thereby, have reduced the rate of expansion of digital asset use, as well as digital asset transaction processing, in each of those countries.

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Digital asset is a recent technological innovation and the regulatory schemes to which mining and trading digital asset may be subject have not been fully explored or developed by foreign jurisdictions. Thus, our operations face an uncertain regulatory landscape in many foreign jurisdictions.

United States

Government regulation of blockchain and digital assets is under active consideration by the United States federal government via its agencies and regulatory bodies. State and local regulations also may apply to our activities and other activities in which we may participate in the future. Other governmental or semi-governmental regulatory bodies have shown an interest in regulating or investigating companies engaged in blockchain or digital asset businesses. For instance, the SEC has taken an active role in regulating the use of public offerings of proprietary coins (so-called “initial coin offerings”) and has made statements and official promulgations as to the status of certain digital assets as “securities” subject to regulation by the SEC. In addition, the state of New York passed a two-year moratorium in 2022, which restricts issuance of new permits for proof-of-work mining operations that are powered by an electric generating facility utilizing carbon-based fuel.

We have placed Bitcoin miners in third-party hosting facilities in several states in the United States, including North Carolina, Texas, North Dakota, among others. We are not aware of any state specific regulations applicable to digital assets that affect our operations in the United States. Currently, we do not believe any U.S. or State regulatory body has taken any action or position adverse to our main digital asset, Bitcoin, with respect to our production, sale, and use as a medium of exchange. As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.

The effect of any regulatory change, either by the Federal, state, local or foreign governments or any self-regulatory agencies on our operations is impossible to predict, but such change could be substantial and may have a material adverse effect on our business, financial condition and results of operations. While we are unaware of significant adverse governmental or regulatory action adverse to Bitcoin or Ethereum mining in the United States, there is no guarantee that future regulation or adverse action will not take place and interpretation of existing regulations in a manner adverse to our business is possible.

Singapore

Singapore generally has embraced digital assets and sought to create a permissive environment for their operations largely to attract foreign operators to its market. In November 2017, the Monetary Authority of Singapore (“MAS”) issued a statement that tokens sold through the blockchain funding model may be considered securities under certain circumstances under Singapore law, and provided case studies as examples of tokens that do and do not constitute securities. However, an exchange platform facilitating secondary trading of cryptocurrency securities must be an approved exchange or market operator by the MAS.

In this regard, the MAS regulates seven payment services provided to consumers or merchants under the licensing framework of the Payment Services Act (Act 2 of 2019) (“PSA”). Entities that buy or sell Digital Payment Tokens (“DPT”), or establish or operate a DPT exchange are regulated under the PSA. Schedule 1 of the PSA states that a “digital payment token service” and “e-money issuance service” are both considered payment service under the PSA. Further, “digital payment tokens” include digital tokens that, among others, “is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt.” MAS has provided the following examples in its “A Guide to Digital Token Offerings” (the “MAS Guide”): (1) digital tokens used to pay for, for example, the provision of crowd-sourced hash calculations on a platform will not be considered a “digital payment token”; (2) digital tokens that can be traded on a secondary market alone does not result in the digital token being construed as capital markets products under the SFA, but may be considered a “digital payment token” under the PSA if it is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt; and (3) digital tokens issued to raise funds for the development of products and services by the issuer may be considered a “digital payment token,” if this token is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt.

Under section 5 of the PSA, providers of “digital payment token services” would, among others, require a license as a “payment service provider,” with such “payment service providers” to be licensed, where applicable as a “standard payment institution” or “major payment institution.” In particular, section 6(4) of the PSA states that a person must have in force a Standard Payment Institution License (“SPI”) or Major Payment Institution License (“MPI”) to be entitled to carry on a business of providing “digital payment token service.” In May 2020, the MAS updated its MAS Guide, stating that in general, the MAS “will examine the structure and characteristics of, including the rights attached to, a digital token in determining if the digital token is a type of capital markets products under the SFA,” and that offers or issues of digital tokens may be regulated by MAS if the digital tokens are “capital markets products” as defined under the Securities and Futures Act (Cap 289) (“SFA”), which includes, among others, “securities” or units in a “collective investment scheme.”

The following general observations, among others, were made in the MAS Guide regarding an offer of digital tokens that constitute “capital markets products” as defined under the SFA: (1) unless otherwise exempted, such offer must be made in or accompanied by a prospectus that is prepared in accordance with the SFA and is registered with MAS; (2) where an offer is made in relation to units in a collective investment scheme (“CIS”) as defined under the SFA, the CIS may be subject to authorization or recognition requirements under Singapore securities laws. In this respect, an “authorized” or a “recognized” CIS under the SFA must comply with certain investment restrictions and business conduct requirements; and (3) with respect to intermediaries who facilitate offers or issues of such digital tokens, such persons may be required to hold a license to the extent that such activities are regulated by the SFA or the Financial Advisers Act (Chapter 110 of Singapore). Non-exhaustive examples of such persons include: (1) a person who operates a platform on which one or more offerors of such digital tokens may make primary offers or issues of such digital tokens; (2) a person who provides financial advice in respect of such digital tokens; and (3) a person who operates a platform at which such digital tokens are traded.

Further, a “payment service provider” will require a MPI if (1) it carries on a business of providing one or more of the listed payment services, which includes “account issuance service” (other than an e-money account issuance service), “cross-border money transfer service,” or “digital payment token service”; and (2) the average, over a calendar year, of the total value of all payment transactions that are accepted, processed or executed by such payment service provider in one month exceeds (a) S$3 million (or its equivalent in a foreign currency), for any one of the payment services it provides, or (b) S$6 million (or its equivalent in a foreign currency) for two or more payment services, in the event such payment service provider provides more than one payment service.

With regards to e-money, in a MAS Consultation Paper issued in December 2019 titled “Consultation on PSA: Scope of E-Money and DPT,” “Money” is defined under the PSA “to include e-money but not DPTs.” MAS noted that as e-money has fiat currency as its unit of account, there is a tight nexus between e-money and the predominant forms of money in the economy today (i.e. physical cash and bank deposits), and took the position that e-money is congruent with how money is traditionally viewed, while DPTs are new forms of payment instruments unable to fulfil the three main functions of money.

On March 7, 2022, the MAS updated its FAQ on PSA, in which the MAS stated that single currency stablecoins (“SCS”) which satisfy certain characteristics are not considered to be pegged by its issuer to a currency and as such, are not considered “e-money” for the purposes of the PSA. Such characteristics include: (1) where the exchange rate of the SCS to the currency it references may vary, when used, traded or offered by third-party service providers; and (2) holders of the SCS need not have a contractual relationship or an account with the issuer of the SCS, to use the SCS.

Other types of stablecoins that are not considered “e-money” for the purposes of the PSA include stablecoins whose values reference a basket of multiple currencies or other assets and stablecoins which aim to maintain stable values through algorithms that adjust the supply of the stablecoins in response to changes in demand. However, the MAS has cautioned that although such stablecoins may not meet the definition of “e-money” under the PSA, they may meet the definition of a “digital payment token” instead.

On July 21, 2020, the MAS issued a “Consultation Paper on the New Omnibus Act for the Financial Sector” proposing, among others, that entities in Singapore providing “digital token services” outside of Singapore require licensing under a new omnibus Act for the regulation of ML/CFT risks in the Singapore financial sector. Such licensing regime, if passed and brought into force, may require issuers of tokens or providers of “digital token services” based in Singapore to be licensed or exempted as “digital token service providers” under the proposed Omnibus Act, notwithstanding that they may be providing such “digital token services” solely to persons outside of Singapore.

We believe that the existing law governing the mining, licensing and transactions of digital assets may continue to evolve in Singapore.

Canada

The Canadian Securities Administrators (“CSA”) has and we believe will continue to regulate the offering and exchange of digital assets to the public and we believe that Canadian securities and derivatives laws apply to coin offerings. Canada has labeled Bitcoin as a digital or virtual currency, distinct from fiat currency. Canada has experimented with a digital version of its currency called CAD-COIN, intended to be used exclusively for interbank payment. On August 24, 2017, the CSA published a staff position on the proposal (or offering) of cryptographic tokens to the public. The CSA staff’s position indicated that there is an increasing trend in the offers of cryptographic tokens to the public, including the offerings of cryptographic tokens which are characterized as securities or derivatives, and therefore in these cases the Canadian securities and derivatives laws apply to coin offerings. Regarding the question of whether cryptographic tokens are securities, the CSA position stated that many of the coin offerings that were examined found that the tokens issued were securities, including in light of the fact that they were considered as “investment contract.” In January 2020, the CSA issued new guidance to assist operators of digital asset trading platforms determine how Canadian securities laws apply to their activities. In addition, the CSA declared that cryptocurrencies are taxable as commodities rather than currencies. On the CSA’s website, the agency maintains that any good bought using digital currency must, for tax purposes, be included in the seller’s income tax. In February 2018, the Ontario Securities Commission approved a blockchain exchange-traded fund for launch on the Toronto Stock Exchange and in August 2020, the CSA approved the launch of Canada’s first regulated crypto platform. In March 2019, the Financial Transactions and Reports Analysis Center of Canada announced that it will implement anti-money laundering and counter-terrorist financing regulations and expand its regulatory mandate regarding offshore crypto companies, resulting in additional reporting requirement. In December 2022, the province of Manitoba in Canada has enacted an 18-month moratorium on new crypto mining operations. As of the date of this Report, we no longer have any operations in Canada.

C.	Organizational Structure

Upon consummation of the Business Combination, Finfront became our wholly-owned subsidiary. The following diagram depicts a simplified organizational structure of the Company as of the date of this Report. These subsidiaries are also set forth in Exhibit 8.1 to this Report.

BitFuFu Inc.
(Cayman Islands)
100%
Finfront Holding Company
(Cayman Islands)
100%
Ethereal Tech Pte. Ltd.
(Singapore)
100%
Ethereal Tech US Corporation
(United States)
100%
Lonshi Tech Canada Limited
(Canada)

D.	Property, Plants and Equipment

Our corporate headquarters is located at 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098, where we lease approximately 1,489 square feet of commercial office space pursuant to operating leases that expire in January 2025. We lease all of our facilities and believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

In addition, we store miners in and has access to third-party facilities located at several states in the United States, including North Carolina, Texas, North Dakota, among others. In aggregate, we had access to approximately 374 MW power capacity in facilities primarily located in the United States, Portugal, Kazakhstan and Laos as of June 30, 2023.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, we conduct business through Finfront and its subsidiaries. You should read the following discussion and analysis of the financial condition and results of operations of Finfront in conjunction with its consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Finfront and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Report. References to “BitFuFu” in this “Item 5. Operating and Financial Review and Prospects” are to Finfront and its subsidiaries before the consummation of the Business Combination, and BitFuFu Inc. and its subsidiaries after the consummation of the Business Combination.

Overview

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. BitFuFu makes available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, BitFuFu has access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

BitFuFu has experienced rapid growth since its inception in December 2020. BitFuFu’s revenues increased from US$102,260 in the 2020 period to US$103.0 million in 2021, and further to US$198.2 million in 2022, and from US$81.8 million for the six months ended June 30, 2022 to US$134.2 million for the six months ended June 30, 2023. BitFuFu realized a gross profit margin of 11.4%, 8.8%, and 18.3% in the 2020 period, 2021 and 2022, and 16.8% and 8.0% for the six months ended June 30, 2022 and 2023, respectively. BitFuFu had net loss of US$92,166 in the 2020 period, and achieved net profit of US$4.9 million and US$2.4 million in 2021 and 2022, and US$6.6 million and US$7.8 million for the six months ended June 30, 2022 and 2023, respectively. In 2021 and 2022, BitFuFu’s adjusted EBITDA was US$5.8 million and US$39.6 million, respectively. In the six months ended June 30, 2022 and 2023, BitFuFu’s adjusted EBITDA was US$14.8 million and US$23.2 million, respectively. As of June 30, 2023, BitFuFu had approximately 131,000 miners under management, among which 105,800 were leased miners, 20,600 were BitFuFu’s self-owned miners, and 4,600 were customers’ hosted miners, representing a total mining capacity of 15.2 EH/s. In 2022, 32% of the average daily hash calculations provided by BitFuFu’s self-owned miners were used for its cloud-mining services, and the rest 68% were used for self-mining operations; 60% of the average daily hash calculations provided by the leased miners were used for its cloud mining services, and the rest 40% were used for self-mining operations. In the six months ended June 30, 2023, 4% of the average daily hash calculations provided by BitFuFu’s self-owned miners were used for its cloud-mining services, and the rest 96% were used for self-mining operations; 71% of the average daily hash calculations provided by the leased miners were used for its cloud mining services, and the rest 29% were used for self-mining operations. The hash calculations provided by customers’ hosted miners were used by the customers themselves for their own mining activities, and BitFuFu only provided hosting services to those customers. In addition, BitFuFu had access to approximately 374 MW in hosting capacity at 17 mining facilities in the United States, Portugal, Kazakhstan and Laos as of June 30, 2023.

Major Factors Affecting BitFuFu’s Results of Operations

The growth and success of BitFuFu’s business as well as its financial condition and results of operations have been, and will continue to be affected by a number of factors, including:

Price and market volatility of digital assets

Substantially all of BitFuFu’s business is related to the mining of Bitcoin. BitFuFu’s revenue primarily comprises (1) service fees for cloud-mining solutions, (2) service fees for miner hosting services, (3) to the extent that BitFuFu engages in the sales and leasing of the mining equipment, the sales and lease income of the mining equipment and sourcing commission, and (4) proceeds from Bitcoin self-mining operations. As such, BitFuFu’s results of operations and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other digital assets. The prices of digital assets, specifically Bitcoin, have experienced substantial volatility, with the high or low prices having little or no relationship to identifiable market forces. The value of digital assets is also subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Digital assets, in particular Bitcoin, may have value based on various factors, including their acceptance as a means of exchange by consumers and others, scarcity, and market demand. The recent bankruptcy proceedings in the digital asset industry have contributed, at least in part, to further price decreases in Bitcoin. A significant and prolonged drop in Bitcoin price may reduce the demand for BitFuFu’s cloud-mining services and adversely affect its profitability.

The fluctuations and longer-term trends in the value of Bitcoin and other digital assets also affect the price of miners that BitFuFu purchase or lease from its suppliers. A decrease in Bitcoin price is expected to allow BitFuFu to expand its miner fleets and mining capacity at reasonable price, which may help BitFuFu compensate potential operating loss associated with a drop in Bitcoin price. However, such hedging practice may not generate expected return. To the extent that BitFuFu decides to monetize its digital asset holdings, its earning from the sale of digital assets is expected to be affected by the then prevailing market price of and demand for the relevant digital assets. A significant drop in the price of digital assets may also subject BitFuFu to impairment loss for digital assets held for its own account. For example, BitFuFu recorded impairment loss on digital assets of US$12.9 million in 2022 when the price of Bitcoin dropped significantly against its carrying value. The market for digital assets is relatively new, rapidly evolving and subject to regulatory, tax, political and market factors beyond BitFuFu’s control, which makes it difficult for BitFuFu to predict the market trend of its digital assets.

Capacity and efficiency of miners

BitFuFu’s financial condition and profitability are affected by the capacity and efficiency of miners BitFuFu leases from its suppliers or owns to mine digital assets. Increases in hash rate of blockchain network of digital assets, especially that of Bitcoin, resulting from the growth in the overall quantity and quality of miners working to solve blocks on the blockchain, will generally lead to increases in mining difficulty, which would reduce the mining proceeds of the equipment proportionally, and eventually require miners to be upgraded to remain profitable. Further, reward rates for digital assets are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, again to 12.5 on July 9, 2016 at block 420,000 and again to 6.25 on May 11, 2020 at block 630,000. The next halving for Bitcoin is expected in 2024 at block 840,000, when the reward will reduce to 3.125. These adjustments have had and will continue to have material effects on the economic viability of mining digital assets. BitFuFu expects to invest in system and miner upgrades to maintain its mining efficiency, which is expected to cause BitFuFu to incur relevant costs and expenditure in the future.

Cost of revenues

BitFuFu’s ability to operate in a cost-efficient manner also depends on its access to stable supply of power on commercially reasonable terms. Cost of revenues, which is in line with the above revenue streams, mainly includes lease expense of mining equipment, outsourcing fee, electricity, platform technology fee and cloud storage fee, salaries and other allocated overhead, purchase cost of mining equipment and lease expense of mining equipment. Mining digital assets requires a significant amount of electricity, and increases in power costs and disruption of power supply will decrease BitFuFu’s operating margins.

As the market value of digital assets has increased, the demand for the newest, most efficient miners has also increased, leading to scarcity in the supply of and thereby resulting increase in the price of miners. As a result, the cost of new equipment can be unpredictable, and could also be significantly higher than BitFuFu’s historical cost for new miners. BitFuFu may have to obtain miners and other hardware from suppliers at higher prices than expected. In addition, BitFuFu relies on a limited number of suppliers for their provision of hash calculations, miners and hosting facilities, and such suppliers could increase their pricings due to factors beyond BitFuFu’s control. Higher cost will adversely affect BitFuFu’s profit margin if it is unable to pass the additional cost to its customers.

Ability to improve customer acquisition and retention and compete effectively

BitFuFu’s success also depends on its ability to retain and develop opportunities with existing customers and attract new customers. BitFuFu’s relationship with its major customers is critical to its success, as sales to BitFuFu’s largest customer, Chainup Technic Limited and its related parties, accounted for 30%, 17%, 24% and 16% of its total revenue, and sales to its top three customer accounted for 51%, 31%, 42% and 24% of its total revenue in 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively. BitFuFu’s ability to maintain its existing customers and attract new customers is determined by a number of factors, including its pricing strategies, mining efficiencies, customer services and brand recognition. In addition, BitFuFu competes with other companies that focus all or a portion of their operations on mining activities at scale for customers. BitFuFu faces significant competition in every aspect of its business, including, but not limited to, the acquisition of mining resources at reasonable costs, the ability to raise capital, access to energy sites with reliable sources of power, and technology capacity.

Regulatory environment

BitFuFu’s financial prospects and continued growth depend in part on its ability to continue to operate in a compliant manner with all rules and regulations. BitFuFu’s business is subject to the oversight of numerous regulatory agencies in Singapore, the United States, Canada and other jurisdictions where it currently develops or may develop business operations in the future. BitFuFu is subject to significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoin and other digital assets in these jurisdictions. While Bitcoin and other digital assets have gradually gained more market acceptance in many countries, digital mining and blockchain transactions are anonymous and may be used for illegal transactions. Some jurisdictions have introduced restrictions over the uses of digital assets and the conversion between digital assets and fiat currencies or between digital assets. BitFuFu plans to continue to invest in its finance, legal, compliance, and security functions in order to comply with applicable regulations and remain at the forefront of digital asset regulatory trends. As the industry matures, BitFuFu may experience fluctuations in its results of operations as a result of changes in the law and regulations that are applicable to its business, which may limit its ability to and offer solutions and services to customers across jurisdictions.

Impact of COVID-19

In March 2020, the World Health Organization declared the global outbreak of COVID-19 as a pandemic. BitFuFu continues to closely monitor the impact of COVID-19 on its business and operations. COVID-19 has had and continues to have an adverse impact on BitFuFu’s business and operations, particularly as a result of preventive and precautionary measures that BitFuFu, its business partners, customers, and governments are taking. In particular, BitFuFu experienced delay in miner delivery from its suppliers and temporary disruption of hosting facilities due to mandatory quarantine measures in 2021 and 2022.

BitFuFu is unable to predict the full impact that the COVID-19 pandemic, including variant strains of COVID-19, will have on its future results of operations, liquidity and financial condition due to numerous uncertainties, including government authorities in Singapore, the United States and Canada may re-implement quarantine measures in the future. However, COVID-19, including variant strains of COVID-19, is not expected to result in any significant changes in BitFuFu’s financial condition going forward. BitFuFu will continue to monitor the performance of its business and assess the impacts of COVID-19 and the emergence of new variant strains of COVID-19, including potential constraints on the supply of new miners and access to hosting facilities.

Selected Operating Metrics of BitFuFu

BitFuFu has experienced rapid growth since its business inception in late 2020. BitFuFu has referred to the following operating metrics in evaluating its business performance.

Miner fleet

BitFuFu has continued upgrading and expanding the miner fleets retained since its business inception. While BitFuFu primarily relied on Antminer S17 series in early 2021, it began to replace those with more advanced Antminer S19j pro series starting from the second quarter of 2021, and then replace S19j pro series with S19 XP series starting from November 2022. As of June 30, 2023, all of the miners under BitFuFu’s management were from Antminer S19 series, more than 68% of which were from the Antminer S19 XP series, one of the most advanced miner series on the market. Antminer S19 XP series can reach an energy efficiency of 21.5 J/T, which outperform Antminer S17 series with a general energy efficiency of 40 J/T or 50 J/T. As of June 30, 2023, BitFuFu had approximately 131,000 miners under management, among which 105,800 were leased miners, 20,600 were BitFuFu’s self-owned miners, and 4,600 were customers’ hosted miners, representing a total mining capacity of 15.2 EH/s.

Cloud-mining plan duration and customer retention

BitFuFu primarily offers cloud mining plans with a duration of 90, 120 or 180 days to differentiate itself from its competitors. These plans accounted for approximately 70% and 83% of BitFuFu’s total cloud mining revenue in 2021 and 2022, respectively, and approximately 87.8% and 65.5% of BitFuFu’s total cloud mining revenue in the six months ended June 30, 2022 and 2023, respectively. In 2021 and 2022, BitFuFu’s recurring revenue for its cloud mining service, defined as revenue attributable to customers placing orders more than once in a year, was approximately US$73.4 million and US$96.6 million, respectively, accounting for 96.8% and 97.3% of its total cloud mining revenue in the same periods, respectively. BitFuFu had realized a net dollar retention rate of 87.2% for 2022, calculated by dividing the amount of recurring revenue in 2022 by the amount of revenue in 2021.

Key Components of Results of Operations

Revenues

BitFuFu currently generates revenue primarily from the provision of cloud-mining service to individual and institutional customers, and to a lesser extent, from self-mining and miner hosting services. In July 2021, BitFuFu started to provide miner hosting services, and it started self-mining operations for its own account in February 2022. BitFuFu also selectively engaged in the sales and leasing and sourcing services for the sales of mining equipment in 2021 and 2022.

In the 2020 period, 2021 and 2022, BitFuFu’s revenues were US$102,260, US$103.0 million and US$198.2 million, respectively. In the six months ended June 30, 2022 and 2023, BitFuFu’s revenues were US$81.8 million and US$134.2 million, respectively. In 2021, BitFuFu generated approximately 17% and 12% of its revenues from mainland China and Hong Kong, respectively. In 2022, BitFuFu generate approximately 1% and 5% of its revenue from mainland China or Hong Kong for sales orders made within 2021 and continuously executed in 2022. BitFuFu does not expect to generate revenues from mainland China and Hong Kong in the near future. As BitFuFu continues to expand its business globally, it does not expect the cessation of service offerings to customers in mainland China and Hong Kong would have a material adverse impact on its business, financial condition and results of operations. The following table sets forth the breakdown of BitFuFu’s revenues by business line both in absolute amount and as a percentage of the total revenues in the periods indicated.

			Year ended December 31,				Six months ended June 30,
	2020 period		2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%	US$	%
Cloud-mining solutions	102,260	100.0	75,855,841	73.6	99,391,592	50.1	46,701,960	57.1	75,155,959	56.0
Bitcoin self-mining operations	—	—	—	—	60,290,623	30.5	17,270,309	21.1	55,911,272	41.7
Sales of mining equipment	—	—	18,176,401	17.6	10,400,000	5.2	10,400,000	12.8	—	—
Leasing of mining equipment	—	—	7,290,904	7.1	1,335,706	0.7	1,335,706	1.6	—	—
Sourcing services for mining equipment sales	—	—	780,342	0.8	18,791,519	9.5	2,000,000	2.4	—	—
Hosting services and others	—	—	940,097	0.9	7,989,334	4.0	4,089,900	5.0	3,169,789	2.3
Total	102,260	100.0	103,043,585	100.0	198,198,774	100.0	81,797,875	100.0	134,237,020	100.0

●	Revenue from cloud-mining solutions. Revenue from cloud mining solutions is generally based on standard service agreements with BitFuFu’s customers, including institutional customers and individual digital asset enthusiasts. Customers are generally charged an upfront service fee upon their subscription of services. BitFuFu will charge customers subsequent service fees during the period of subscription, which can be paid at more flexible intervals before they are incurred. To provide cloud-mining services, BitFuFu deploys miners sourced from its suppliers or miners owned by itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service and other necessary infrastructure services from the same or other suppliers. BitFuFu then repackages the services of providing hash calculations using these miners, and integrates them with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, BitFuFu creates a one-stop mining capability that can be sold in the form of cloud-mining services. For details, see “Item 4. Information On the Company—B. Business Overview—Business Model—Cloud-mining services.”

●	Revenue from Bitcoin self-mining operations. Revenue from Bitcoin self-mining operations represents BitFuFu’s mining rewards distributed by the pool operators in exchange for the hash calculations performed by BitFuFu for the mining pool. Under the Full-Pay-Per-Share method, which BitFuFu has selected as its mining pool payout method, the mining pool confirms the amount of BitFuFu’s Bitcoins payout each day at midnight UTC in exchange for the hash calculations performed by BitFuFu to the mining pool in the previous 24 hours. The Bitcoin payout is settled on the following day, on a daily basis. BitFuFu is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. As of the date of this Report, BitFuFu has received corresponding Bitcoins for all revenues from self-mining operations it recognized by performing valid hash calculations. For details, see “Item 4. Information On the Company—B. Business Overview—Business Model—Self-mining operations.”

●	Revenue from sales of mining equipment. Revenue from sales of mining equipment represents BitFuFu’s sales income of the mining equipment that it first purchases from its suppliers and then sells to its customers.

●	Revenue from leasing of mining equipment. Revenue from the leasing of mining equipment represents BitFuFu’s lease income for the mining equipment that it first leases from its suppliers and then leases to its customers. BitFuFu recognizes the lease revenue over the lease term.

●	Revenue from sourcing services for mining equipment sales. BitFuFu acts as an agent for facilitating the sales and purchase of the mining equipment, for which it charges a sourcing commission as a percentage of the purchase price of the mining equipment or as the net amount of consideration that BitFuFu retains after paying the suppliers the consideration received from the customer in exchange for the mining equipment.

●	Revenue from hosting services and others. Customers can entrust BitFuFu to deploy the miners they own on the premises of hosting facility suppliers of BitFuFu. BitFuFu’s customers retain the right to use the miners, and will pay BitFuFu a set of service fees. BitFuFu procures mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers, integrates these services with its own services such as performance monitoring and stability optimization into a combined hosting service, and sells the combined hosting service to its customers for service fees. Revenue from hosting services and others primarily consists of such service fees charged by BitFuFu. For details, see “Item 4. Information On the Company—B. Business Overview—Miner hosting services.”

Cost of revenue

In the 2020 period, 2021 and 2022, BitFuFu’s cost of revenue was US$90,617, US$94.0 million and US$162.0 million, respectively. In the six months ended June 30, 2022 and 2023, BitFuFu’s cost of revenue were US$68.1 million and US$123.5 million, respectively. The following table sets forth the breakdown of BitFuFu’s cost of revenue by business line both in absolute amount and as a percentage of total cost of revenue in the periods indicated.

			Year ended December 31,				Six months ended June 30,
	2020 period		2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%	US$	%
Cloud-mining solutions	90,617	100.0	68,048,725	72.4	79,057,545	48.8	38,647,530	56.7	68,063,568	55.1
Bitcoin self-mining operations	—	—	—	—	59,277,976	36.6	13,348,309	19.6	52,741,848	42.7
Sales of mining equipment	—	—	17,031,791	18.1	10,142,028	6.3	10,142,028	14.9	—	—
Leasing of mining equipment	—	—	7,879,378	8.4	797,173	0.5	797,174	1.2	—	—
Sourcing services for mining equipment sales	—	—	432,500	0.5	4,909,822	3.0	1,300,000	1.9	—	—
Hosting services and others	—	—	622,218	0.6	7,782,060	4.8	3,860,213	5.7	2,724,711	2.2
Total	90,617	100.0	94,014,612	100.0	161,966,604	100.0	68,095,254	100.0	123,530,127	100.0

Gross profit

BitFuFu’s gross profit was US$11,643, US$9.0 million, US$36.2 million, US$13.7 million and US$10.7 million in the 2020 period, 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively. BitFuFu’s gross profit margin was 11.4%, 8.8%, 18.3%, 16.8% and 8.0% in the same periods, respectively. The following table sets forth a breakdown of BitFuFu’s gross profit and gross profit margin by business line in the periods indicated.

			Year ended December 31,				Six months ended June 30,
	2020 period		2021		2022		2022		2023
	Gross profit (US$)	Gross profit margin (%)	Gross profit/(loss) (US$)	Gross profit/ (loss) margin (%)	Gross profit (US$)	Gross profit margin (%)	Gross profit (US$)	Gross profit margin (%)	Gross profit (US$)	Gross profit margin (%)
Cloud mining solutions	11,643	11.4	7,807,116	10.3	20,334,047	20.5	8,054,430	17.2	7,092,391	9.4
Bitcoin self-mining operations	—	—	—	—	1,012,647	1.7	3,922,000	22.7	3,169,424	5.7
Sales of mining equipment	—	—	1,144,610	6.3	257,972	2.5	257,972	2.5	—	—
Leasing of mining equipment	—	—	(588,474)	(8.1)	538,533	40.3	538,532	40.3	—	—
Sourcing services for mining equipment sales	—	—	347,842	44.6	13,881,697	73.9	700,000	35.0	—	—
Hosting services and others	—	—	317,879	33.8	207,274	2.6	229,687	5.6	445,078	14.0
Total	11,643	11.4	9,028,973	8.8	36,232,170	18.3	13,702,621	16.8	10,706,893	8.0

Operating expenses/income

The following table sets forth BitFuFu’s operating expenses/income, both in absolute amount and as a percentage of its total operating expenses/income, for the periods indicated.

			Year ended December 31,				Six months ended June 30,
	2020 period		2021		2022		2022		2023
	US$	%	US$	%	US$	%	US$	%	US$	%
Sales and marketing expenses	3,395	3.3	1,606,731	50.3	1,952,111	6.0	1,084,514	23.6	841,674	(243.6)
General and administrative expenses	44,931	43.0	1,421,509	44.5	2,735,501	8.5	1,193,807	25.9	1,474,538	(426.7)
Research and development expenses	57,616	55.2	469,931	14.7	1,564,367	4.8	701,858	15.3	835,370	(241.7)
Loss on disposal of subsidiary	—	—	64,490	2.0	—	—	—	—	—	—
Realized fair value gain on digital asset borrowings	—	—	—	—	(4,206,292)	(13.0)	(4,206,292)	(91.4)	—	—
Credit loss provision for receivables	—	—	—	—	608,188	1.9	—	—	—	—
Impairment loss on assets held by FTX	—	—	—	—	9,826,600	30.4	—	—	—	—
Impairment loss on mining equipment	—	—	—	—	11,849,595	36.7	—	—	—	—
Impairment loss on digital assets	—	—	—	—	12,948,969	40.1	7,288,694	158.4	3,923,581	(1,135.4)
Realized gain on sale/exchange of digital assets	(1,567)	(1.5)	(369,200)	(11.5)	(4,947,841)	(15.3)	(1,460,538)	(31,7)	(7,420,716)	2,147.5
Total operating expense/(income)	104,375	100.0	3,193,461	100.0	32,331,198	100.0	4,602,043	100.0	(345,553)	100.0

Sales and marketing expenses

BitFuFu’s sales and marketing expenses were US$3,395, US$1.6 million, US$2.0 million, US$1.1 million and US$0.8 million in the 2020 period, 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively, primarily representing (1) referral fees incurred in BitFuFu’s sales and promotional activities; (2) compensation to BitFuFu’s sales and marketing staff and other personnel performing related functions; and (3) advertising and promotion fees to reach more customers.

General and administrative expenses

BitFuFu’s general and administrative expenses were US$44,931, US$1.4 million, US$2.7 million, US$1.2 million and US$1.5 million in the 2020 period, 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively, primarily representing (1) compensation to BitFuFu’s administrative staff and management team, and other personnel performing related functions; and (2) professional service expenses representing audit fees, consulting fees and legal fees.

Research and development expenses

BitFuFu’s research and development expenses were US$57,616, US$0.5 million, US$1.6 million, US$0.7 million and US$0.8 million in the 2020 period, 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively, primarily representing compensation paid to its research and development staff, and other personnel performing related functions.

Realized fair value gain on digital asset borrowings

BitFuFu entered into loan agreements with a third party to borrow 300 Bitcoins in total at an annual interest rate of 1% in February and March 2022, which were primarily used to supplement its working capital. The loans were due in June 2022. BitFuFu fully repaid the Bitcoins in June 2022, and recognized a fair value gain on digital asset borrowings of US$4.2 million in 2022 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed. We did not record realized fair value gain or loss on digital asset borrowings for the six months ended June 30, 2023.

Credit loss provision for receivables

BitFuFu’s accounts receivables balance consists of amounts due from its cloud mining rewards and mining equipment sales income. BitFuFu makes provision for potentially uncollectable accounts under the current expected credit loss (“ECL”) impairment model. The ECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions, such as the age of the balance, collection history, and current economic trends.

Impairment loss on assets held by FTX

In November 2022, it was reported that the FTX cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States. As of the time of such bankruptcy filing, BitFuFu deposited US$2.1 million and 480 units of Bitcoin (with an equivalent value of US$7.7 million after re-measurement using the carrying value of Bitcoin as of December 31, 2022) in its account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, BitFuFu has reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances. BitFuFu did not further record or reverse impairment loss on assets held by FTX for the six months ended June 30, 2023.

Impairment loss on mining equipment

BitFuFu recognizes impairment of mining equipment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. During 2022, BitFuFu’s operating performance was adversely affected by the challenging business climate, which included a decrease in the price of Bitcoin and a resulting decrease in the market price of miners. Furthermore, both primary and secondary market prices for ASIC miners of the type used by BitFuFu in its business operations experienced significant declines from previous levels. Based on the impairment assessment, a testing indicated that the estimated fair value of the mining equipment was less than their net carrying value as of December 31, 2022 and an impairment charge of US$11.9 million was recognized, decreasing the net carrying value of BitFuFu’s mining equipment to their estimated fair value. BitFuFu did not record impairment loss on mining equipment for the six months ended June 30, 2023.

Impairment loss on digital assets

BitFuFu recognizes impairment loss on digital assets in relation to Bitcoins held for its own account once an identical digital asset is bought and sold in the principal market at a price below BitFuFu’s carrying value. BitFuFu recorded impairment loss on digital assets of US$12.9 million in 2022, because the price of Bitcoin dropped significantly against its carrying value in 2022, and it did not record impairment loss on digital assets in the 2020 period or 2021 due to low balance of Bitcoin during 2020 period and 2021. BitFuFu recorded impairment loss on digital assets of US$7.3 million and US$3.9 million for the six months ended June 30, 2022 and 2023, respectively, primarily because the fluctuation of Bitcoin price within the periods, and impairment loss was recognized whenever the fair value dropped against its carrying value.

Realized gain on sale/exchange of digital assets

BitFuFu recognized realized gain on sale/exchange of digital assets of US$1,567, US$0.4 million, US$4.9 million, US$1.5 million and US7.4 million in the 2020 period, 2021, 2022 and the six months ended June 30, 2022 and 2023, respectively. The realized gain on sale/exchange of digital assets was primarily derived from BitFuFu’s operating activities.

The realized gain for the 2020 period and 2021 was primarily related to BitFuFu’s cloud-mining operations. When customers make payments by digital assets, such as Bitcoin and Ethereum, BitFuFu converts those digital assets to USDT on third-party cryptocurrency exchanges. The fluctuation in the price of digital assets at the time of receipts and conversion is recorded as gain or loss accordingly.

The realized gain for 2022 and the six months ended June 30, 2023 was primarily attributable to BitFuFu’s self-mining operations starting from February 2022, as BitFuFu may, from time to time, dispose its Bitcoins from self-mining operations according to its working capital demand or the management’s judgement on the short-term trends of market price of Bitcoin.

Taxation

BitFuFu did not recognize income tax expense in the 2020 period, as it still had a loss before taxation. BitFuFu recorded income tax expenses of US$1.0 million in 2021, and income tax credit of US$665,929 in 2022. BitFuFu recognized income tax expense of US$1.6 million and US$1.5 million for the six months ended June 30, 2022 and 2023, respectively.

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

Our headquarters is located in Singapore and one of our subsidiary, Ethereal Singapore is incorporated in Singapore. Ethereal Singapore is subject to Singapore profits tax rate of 17% for the year ended December 31, 2021 and 2022 and the six months ended June 30, 2023. Under the Income Tax Act (Cap. 134 of Singapore) (“ITA”), the prevailing corporate income tax rate is 17%, and a company’s statutory income (for the purposes of determining assessable and chargeable income) is based on the full amount of its income for the year preceding the year of assessment (“YA”).

Under section 43(1) of the ITA, every company will be taxed at the rate of 17% of chargeable income for each YA unless, amongst others, the company falls under: (a) the partial tax exemption in section 43(6A) of the ITA applicable to all companies save for Qualifying Companies (defined below) (“Partial Tax Exemption”); or (b) the tax exemption for “qualifying company[ies]” in section 43(6C) of the ITA (“Qualifying Companies”) in their first three YAs, provided such YAs fall on or after YA 2008 (“Qualifying Company Tax Exemption”).

Ethereal Singapore had been a dormant company from its incorporation in May 2018 to November 2021. From November 2021 onwards, Ethereal Singapore is subject to the 17% corporate income tax rate for each fiscal year, unless it falls within the aforementioned Partial Tax Exemptions or Qualifying Company Tax Exemption.

Under Singapore tax laws, we are exempted from Singapore income tax on its foreign sourced dividend income received in Singapore, provided that (1) such income is subject to income tax of a similar character under the laws of the jurisdiction from which such income is received at the time the income is received in Singapore; (2) at the time the income is received in Singapore, the highest rate of such tax on any gains or profits from a trade or business carried on in such jurisdiction is not less than 15%; and (3) the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

United States

One of our subsidiaries, Ethereal Tech US Corporation was incorporated in Delaware in December 2021 and started operations in February 2022. Ethereal US is subject to U.S. federal, state and local income taxes, if any. We evaluate our ability to recognize our deferred tax assets quarterly by considering all positive and negative evidence available as proscribed by the FASB under its general principles of ASC 740, Income Taxes.

Internal Control over Financial Reporting

Prior to the Business Combination, Finfront Holding Company was a private company with limited accounting personnel and other resources with which to address its internal control over financial reporting. Finfront Holding Company’s independent registered public accounting firm has not conducted an audit of its internal control over financial reporting.

In the preparation of its consolidated financial statements as of and for the 2020 period and years ended December 31, 2021 and 2022, Finfront Holding Company identified one material weakness in its internal control over financial reporting as of December 31, 2021 and 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future. Prior to preparing for the Business Combination, neither Finfront Holding Company nor its independent registered public accounting firm had undertaken a comprehensive assessment of Finfront Holding Company’s internal control for purposes of identifying and reporting the material weakness and other control deficiencies in its internal control over financial reporting. Had it performed a formal assessment of internal control over financial reporting or had its independent registered public accounting firm performed an audit of its internal control over financial reporting, additional deficiencies may have been identified.

To remedy the identified material weakness, we have begun to, and will continue to, improve its internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process.

The implementation of these measures, however, may not fully address the material weakness identified in our internal control over financial reporting, and we cannot conclude that such material weakness has been fully remedied. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our Ordinary Shares may be materially and adversely affected.”

As a company with less than US$1.235 billion in revenue for its last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

BitFuFu prepared the consolidated financial statements in accordance with U.S. GAAP. When reviewing BitFuFu’s financial statements, you should consider its selection of critical accounting policies, judgments and other uncertainties affecting its applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. BitFuFu believes the following accounting policies involve the most significant judgments and estimates used in the preparation of its financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with its consolidated financial statements and other disclosures included in this Report.

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if BitFuFu’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer; or

(ii)	creates and enhances an asset that the customer controls as BitFuFu performs; or

(iii)	does not create an asset with an alternative use to BitFuFu and BitFuFu has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If a customer pays consideration, before BitFuFu transfers a good or service to the customer, BitFuFu presents the contract liability when the payment is made. A contract liability is BitFuFu’s obligation to transfer goods or services to a customer for which BitFuFu has received consideration from the customer.

Cloud-mining solutions

BitFuFu sells to customer one-stop cloud-mining services so that the customer can earn mining rewards in the form of digital assets by using the cloud-mining services purchased from BitFuFu. The cloud mining service that BitFuFu promises to provide to a customer is to provide specified amount of hash calculations (“Purchased Hashrate”) during the agreed service period to a customer by connecting Purchased Hashrate to the customer’s account with the designated mining pool and ensuring the Purchased Hashrate is running stably and continuously for an agreed service period. Service period is measured in a minimum time interval of one second. If in any particular second, the amount of hash calculations performed falls under required quality standard, that second will not be counted towards the service period. The management has determined that there is a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation.

Initially, BitFuFu deploys miners sourced from its suppliers or miners owned by itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. BitFuFu then repackages the services of providing hash calculations using these miners and integrates them with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, BitFuFu creates a one-stop mining capability that can be sold in the form of cloud-mining services. BitFuFu then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. BitFuFu accounts for the sale of cloud-mining services using the gross method as BitFuFu acts as a principal who procures the right to utilize mining equipment from suppliers to provide hash calculations, integrates the hash calculation services with other critical services provided by itself and other suppliers to form a combined service that is the cloud-mining service, and transfers control of the Purchased Hashrate to its customers. When BitFuFu delivers the Purchased Hashrate by providing the hash calculations to the mining pool designated by the customer, the control of such Purchased hash rate has been transferred to the customer. In accordance with the mining service agreement between BitFuFu and its customers, BitFuFu is not responsible for the output of the mining pool or the act of mining pool operator. In addition, BitFuFu does not have any explicit or implicit repurchase agreement with customers.

BitFuFu transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by BitFuFu’s performance as it performs. Therefore, BitFuFu satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. BitFuFu’s system records the amount of executed hash calculations and its service time period for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual service time period to the whole agreed service period.

Hosting services

BitFuFu provides hosting services to customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miner”). When the Miners are hosted, the customers retain the right to ownership of the Miners and are entitled to all the rights and benefits generated by the Miners. The customer entrusts BitFuFu to deploy, operate and manage the customer’s Miners. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure BitFuFu’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

By providing the above services, BitFuFu charges a hosting service fee on a consumption basis equal to “power consumption * unit service price”. BitFuFu typically receives payment upfront for such services and records them to contract liabilities as deferred revenue, or BitFuFu deducts service fee daily from the customer’s digital asset deposit in accordance with the hosting agreement.

In addition, when the value of the cumulated net miner outputs received by the customer during the hosting contract period is greater than the cost of the underlying miners, BitFuFu will charge the customer an output sharing fee as an additional hosting service fee which is a percentage of the additional net miner outputs. The percentage of the additional net miner outputs varies depending on different customers. Considering the value of future mining output of the hosted miners cannot be reasonably estimated due to the uncertainty of future mining difficulty and future price of Bitcoins, which are not under BitFuFu’s control, it cannot be estimated when the cost of the customer’s miner is recovered and how much output sharing fees BitFuFu can obtain. Therefore, no output sharing fees will be recognized as revenue in the profit or loss until it is not highly probable to be reversed. During the 2020 period, 2021 and 2022, BitFuFu didn’t share in the payout earned by its customers from hosting services.

BitFuFu’s performance obligation related to the hosting service is satisfied over time. BitFuFu recognizes revenue for hosting services that are performed on a consumption basis.

Leasing of mining equipment

BitFuFu leases mining equipment to customers with fixed monthly lease payments for an initial short-term period and usually less than six months. Without meeting any criteria of sales-type lease or direct financing lease, the leasing arrangement of BitFuFu, which acts as a lessor, is classified as an operating lease under ASC 842, Leases. Management determines that there is a single performance obligation when BitFuFu leases mining equipment to customers. Revenue is recognized over time as services are rendered to the customers. Customers typically make payment upfront, and those funds are recorded as unearned revenue within contract liabilities and recognized straight line to revenue over the contract lease term.

Sale of mining equipment

BitFuFu also sells mining equipment to customers. Before BitFuFu receives an order from customers, it has entered into purchase agreements with the suppliers and placed purchase orders with the suppliers. The mining equipment is usually delivered to BitFuFu one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to BitFuFu. BitFuFu has neither an explicit nor implicit repurchase right or obligation for the mining equipment sold. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and will be kept in the inventory. Since there is no guarantee of any sales orders, BitFuFu takes inventory risk before equipment is sold to customers. BitFuFu doesn’t have an explicit or implicit obligation to repurchase the mining equipment. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue is recognized at a point of time when the control of mining equipment is transferred from BitFuFu to customers, evidenced by documentation of delivery and customer acceptance. BitFuFu may receive payments prior to delivery of the mining equipment and records funds received as deferred revenue under contract liabilities, or BitFuFu may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery.

Sourcing commission for mining equipment

BitFuFu acts as an agent between its customers and mining equipment suppliers to facilitate its customers’ purchase of mining equipment from suppliers. BitFuFu matches the demand of its customers with the products of a viable supplier, and helps customers to negotiate procurement price, payment, and other contractual terms, and coordinates the logistics for delivery of the mining equipment to customers. The mining equipment is directly delivered from the supplier’s factory to customers. BitFuFu has no control over the mining equipment prior to delivery to customers and has no risk and obligation toward those mining equipment. BitFuFu merely recognizes commission revenue based on the net revenue amount in this kind of transaction upon the delivery of mining equipment to customers. Payments are typically received in advance, among which the purchased value of mining equipment are accounted for as customer deposit liabilities, and the prepaid sales commissions are accounted for as contract liability until delivery, at which point the balance of customer deposit liabilities are offset with the prepayment to the supplier and the prepaid sales commission is recognized to revenue.

Cryptocurrency self-mining revenue

BitFuFu has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, BitFuFu has concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. BitFuFu has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay BitFuFu any amount due related to previously satisfied performance obligations.

BitFuFu’s enforceable right to compensation only begins once BitFuFu commences performing hash calculations for the mining pool operators. BitFuFu is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing a service to perform hash calculations for the pool operators is the only performance obligation in BitFuFu’s arrangements with mining pool operators and is an output of BitFuFu’s ordinary activities.

BitFuFu is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been mined using the hash calculations performed by BitFuFu according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current blockchain difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the mining pools in which BitFuFu participated is the Full-Pay-Per-Share (“FPPS”) method. BitFuFu’s total compensation is calculated using the following formula: the sum of BitFuFu’s share of (1) block rewards and (2) transaction fees, less (3) mining pool operating fees.

(1)	Block rewards represent BitFuFu’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors each determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by BitFuFu is calculated by dividing (a) the total amount of hash calculations BitFuFu provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. BitFuFu is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees represent BitFuFu’s share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to BitFuFu is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) BitFuFu’s block rewards earned as calculated in (1) above.

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation BitFuFu receives and are only incurred to the extent that BitFuFu has generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

The non-cash consideration in exchange for BitFuFu’s performing hash calculations, including block rewards and transaction fees, is variable because it depends in parts on the amount of hash calculations BitFuFu performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. BitFuFu is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, BitFuFu is not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

For each contract, BitFuFu measures the non-cash consideration using the average of daily quoted US$ spot rate of Bitcoin on the date of contract inception. For each contract, BitFuFu recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

Digital assets

Digital currencies are included in current assets in the consolidated balance sheets as an indefinite lived intangible asset. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized at the fair value of the digital asset received. BitFuFu recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets or for cash consideration using a first-in first-out method of accounting.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and BitFuFu recognized an impairment loss in an amount equal to that excess. BitFuFu monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. BitFuFu recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. BitFuFu would also perform impairment assessment whenever events or changes in circumstances occur indicating that it is more likely than not that the Bitcoins are impaired. BitFuFu recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value.

Results of Operations

The following table presents a condensed statement of operations for the periods indicated.

		Year ended December 31,		Six months ended June 30,
	2020 period	2021	2022	2022	2023
	US$	US$	US$	US$	US$
Total revenues	102,260	103,043,585	198,198,774	81,797,875	134,237,020
Cost of revenues incurred to a related party	—	(7,007,454)	(83,877,580)	(24,157,627)	(87,432,665)
Cost of revenues incurred to third parties	(90,617)	(87,007,158)	(59,954,875)	(38,258,116)	(23,970,326)
Cost of revenues – depreciation and amortization	—	—	(18,134,149)	(5,679,511)	(12,127,136)
Total costs of revenues	(90,617)	(94,014,612)	(161,966,604)	(68,095,254)	(123,530,127)
Gross profit	11,643	9,028,973	36,232,170	13,702,621	10,706,893
Sales and marketing expenses	(3,395)	(1,606,731)	(1,952,111)	(1,084,514)	(841,674)
General and administrative expenses	(44,931)	(1,421,509)	(2,735,501)	(1,193,807)	(1,474,538)
Research and development expenses	(57,616)	(469,931)	(1,564,367)	(701,858)	(835,370)
Credit loss provision for receivables	—	—	(608,188)	—	—
Impairment loss on assets held by FTX	—	—	(9,826,600)	—	—
Impairment loss on digital assets	—	—	(12,948,969)	(7,288,694)	(3,923,581)
Impairment loss on mining equipment	—	—	(11,849,595)	—	—
Loss on disposal of subsidiary	—	(64,490)	—	—	—
Realized gain on sale/exchange of digital assets	1,567	369,200	4,947,841	1,460,538	7,420,716
Realized fair value gain on digital asset borrowings	—	—	4,206,292	4,206,292	—
Total operating income/(expenses)	(104,375)	(3,193,461)	(32,331,198)	(4,602,043)	345,553
Operating profit/(loss)	(92,732)	5,835,512	3,900,972	9,100,578	11,052,446
Interest expense	—	—	(2,517,119)	(930,932)	(2,439,972)
Interest income	—	135,300	343,188	65,605	752,181
Other income/(expense), net	566	(1,118)	49,664	49,009	6,724
Income/(Loss) before income taxes expenses	(92,166)	5,969,694	1,776,705	8,284,260	9,371,379
Income tax credit/(expense)	—	(1,043,451)	665,929	(1,648,089)	(1,549,568)
Net income/(loss) and total comprehensive (loss)/income	(92,166)	4,926,243	2,442,634	6,636,171	7,821,811

Six months ended June 30, 2023 compared to six months ended June 30, 2022

Revenues

BitFuFu’s revenues increased by 64.1% from US$81.8 million in the six months ended June 30, 2022 to US$134.2 million in the six months ended June 30, 2023, primarily due to the increase in the revenue from cloud-mining and self-mining operations.

Revenue from cloud-mining solutions increased by 60.9% from US$46.7 million in the six months ended June 30, 2022 to US$75.2 million in the six months ended June 30, 2023, primarily due to the business expansion of BitFuFu’s cloud-mining solutions, including the increase in customers and the number of miners under management. In the six months ended June 30, 2022, revenue from existing customers and new customers of cloud-mining solutions was US$36.7 million and US$10.0 million, respectively, representing 79% and 21% of its total revenues, respectively. In the six months ended June 30, 2023, revenue from existing customers and new customers of cloud-mining solutions was US$66.7 million and US$8.5 million, respectively, representing 89% and 11% of its total revenues, respectively.

Revenue from self-mining operations increased significantly from US$17.3 million in the six months ended June 30, 2022 to US$55.9 million in the six months ended June 30, 2023, primarily due to the combined impact of the following reasons: (1) BitFuFu started to engage in self-mining operations only from the end of February 2022, therefore, there were approximately only four months self-mining operations on the first half of 2022; (2) the average hash rate used for self-mining operations in the six months ended June 30, 2023 increased by 400% comparing to the six months ended June 30, 2022; (3) the average price of earned Bitcoin decreased from US$35,300 for the six months ended June 30, 2022 to US$25,500 for the six months ended June 30, 2023. In the six months ended June 30, 2022 and 2023, BitFuFu obtained 547 and 2,253 Bitcoins from mining pool operators in connection with its self-mining operations, as consideration for its hash calculations contributed to the mining pools in the same periods, respectively. Such contributed hash calculations were generated from BitFuFu’s self-owned miners and leased miners from BitFuFu’s suppliers.

Revenue from sales of mining equipment decreased from US$10.4 million in the six months ended June 30, 2022 to nil in the six months ended June 30, 2023, because BitFuFu strategically suspended its sales of mining equipment in the six months ended June 30, 2023 in light of the declining price of miners.

Revenue from leasing of mining equipment decreased from US$1.3 million in the six months ended June 30, 2022 to nil in the six months ended June 30, 2023, primarily due to the adjustment of business focus from leasing service to cloud-mining and self-mining operations.

Revenue from sourcing services for mining equipment sales decreased from US$2.0 million in the six months ended June 30, 2022 to nil in the six months ended June 30, 2023, primarily due to the decline demand in mining equipment in the six months ended June 30, 2023 in light of the declining price of miners.

Revenue from miner hosting services and others decreased by 22.5% from US$4.1 million in the six months ended June 30, 2022 to US$3.2 million in the six months ended June 30, 2023, primarily due to the decrease in number of hosted miners.

Cost of revenues

BitFuFu’s cost of revenues increased by 81.4% from US$68.1 million in the six months ended June 30, 2022 to US$123.5 million in the six months ended June 30, 2023, primarily due to the significant increase in cost of revenues attributable to cloud-mining services and self-mining operations.

Cost of revenues from cloud-mining solutions increased by 76.1% from US$38.6 million in the six months ended June 30, 2022 to US$68.1 million in the six months ended June 30, 2023, primarily due to the expansion of its cloud-mining operations and the associated costs in the six months ended June 30, 2023, including an increase of US$43.2 million in hosting and electricity fees, partially offset by a decrease of US$13.7 million in miner rental expenses due to the declines of Bitcoin price in the six months ended June 30, 2023.

Cost of revenues from self-mining operations increased significantly from US$13.3 million in the six months ended June 30, 2022 to US$52.7 million in the six months ended June 30, 2023, primarily due to the expansion of its self-mining operations and the associated costs in the six months ended June 30, 2023, including the increase in hosting and electricity fees of US$28.6 million and the increase in depreciation expenses of self-own mining equipment of US$9.4 million.

Cost of revenues from sales of mining equipment decreased from US$10.1 million in the six months ended June 30, 2022 to nil in the six months ended June 30, 2023, as we did not generate revenue from sales of mining equipment in the six months ended June 30, 2023.

Cost of revenues from leasing of mining equipment decreased from US$0.8 million in the six months ended June 30, 2022 to nil million in the six months ended June 30, 2023, as we did not generate revenue from leasing of mining equipment in the six months ended June 30, 2023. Cost of revenues from sourcing services for mining equipment sale decreased from US$1.3 million in the six months ended June 30, 2022 to nil million in the six months ended June 30, 2023, as we did not generate revenue from sourcing services of mining equipment in the six months ended June 30, 2023.

Cost of revenues from miner hosting services and others decreased by 30.7% from US$3.9 million in the six months ended June 30, 2022 to US$2.7 million in the six months ended June 30, 2023, primarily due to the decrease in electricity cost for the declined number hosted miners.

Gross profit

BitFuFu’s gross profit decreased by 21.9% from US$13.7 million in the six months ended June 30, 2022 to US$10.7 million in the six months ended June 30, 2023, due to the decline in gross profit margin from 16.8% in the six months ended June 30, 2022 to 8.0% in the six months ended June 30, 2023, primarily due to the combined effect of (1) the decrease in gross profit margin of cloud-mining solutions and self-mining operations, and (2) the absence of businesses with higher gross profit margin, such as the sourcing services for mining equipment transaction business.

The gross profit margin of cloud mining solutions decreased from 17.2% in the six months ended June 30, 2022 to 9.4% in the six months ended June 30, 2023, primarily due to (1) the increase of average hosting and electricity price by 14.7% from $0.0643/kwh in the six months ended June 30, 2022 to $0.0738/kwh in the six months ended June 30, 2023; (2) the increase in the monthly lease price of mining equipment in the first half of 2023, which was in line with the increase of Bitcoin price in that period, while the revenue recognized was in part associated with sales orders submitted in the last quarter of 2022, when the Bitcoin price was relatively lower. The gross profit margin of BitFuFu’s cloud mining solutions primarily depends on its sales price, the degree of market competition, lease cost of mining equipment, price of electricity fee, and the agreed service period of orders and timing of orders. As the sales price of cloud mining solutions depends in part on the Bitcoin price at the time of order submission, and the monthly lease cost of mining equipment depends in part on the Bitcoin price, the gross profit margin of BitFuFu’s cloud mining solutions may fluctuate with the Bitcoin price over time. When the Bitcoin price increase from the time of order submission and BitFuFu leases miners after order submission, BitFuFu expects its gross profit margin of cloud mining solutions to be generally lower in the corresponding periods (and vice versa).

The gross profit margin of BitFuFu’s self-mining operations decreased from 22.7% in the six months ended June 30, 2022 to 5.7% in the six months ended June 30, 2023, primarily due to (1) the average BTC price in the first half of 2023 decreased by 31% compared to the first half of 2022, and the blockchain network difficulty increased by 59.4%, resulting in a decrease in the mining revenue per unit of hash calculation; (2) in the first half of 2023, due to high-temperature power restrictions in North American mining facilities and the replacement of some mining facilities, the overall online rate of miners temporarily decreased, leading to a decrease in gross profit margin when the depreciation expenses were fixed for self-owned miners.

Sales and marketing expenses

BitFuFu’s sales and marketing expenses decreased by 22.4% from US$1.1 million in the six months ended June 30, 2022 to US$0.8 million in the six months ended June 30, 2023, primarily due to the decrease in sales commission of US$0.3 million.

General and administrative expenses

BitFuFu’s general and administrative expenses increased by 23.5% from US$1.2 million in the six months ended June 30, 2022 to US$1.5 million in the six months ended June 30, 2023, primarily due to the increase in compensation to BitFuFu’s administrative staff and management team, and other personnel performing related functions of US$0.5 million.

Research and development expenses

BitFuFu’s research and development expenses increased by 19.0% from US$0.7 million in the six months ended June 30, 2022 to US$0.8 million in the six months ended June 30, 2023, primarily due to the increase in compensation to its research and development staff, and other personnel performing related functions of US$0.1 million.

Impairment loss on digital assets

Impairment loss on digital assets decreased from US$7.3 million in the six months ended June 30, 2022 to US$3.9 million in the six months ended June 30, 2023, primarily due to the Bitcoin price dropped significantly in the first half of 2022 from approximately US$46,000 to approximately US$19,000, leading to US$7.3 million impairment loss on the value of Bitcoins. On the other hand, in the comparative period of 2023, the Bitcoin price fluctuated less drastically and gradually increased.

Realized fair value gain on digital asset borrowings

BitFuFu recorded US$4.2 million realized gain for the fair value changes of digital asset borrowings for the six months ended June 30, 2023 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed. BitFuFu did not record similar gain or losses for the six months ended June 30, 2023, as it did not have such digital asset borrowings during that period.

Realized gain on sale/exchange of digital assets

Realized gain on sales of digital assets increased significantly from US$1.5 million in the six months ended June 30, 2022 to US$7.4 million in the six months ended June 30, 2023, primarily because (1) more Bitcoins were sold in the six months ended June 30, 2023 as compared to the same period of 2022; (2) the price of Bitcoin increased in the first half of 2023, leading to more gains when selling Bitcoins that were earned on the second half of 2022 with lower carrying value.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

BitFuFu’s revenues increased significantly from US$103.0 million in 2021 to US$198.2 million in 2022, primarily due to the significant increase in the revenue from cloud-mining and self-mining operations.

Revenue from cloud-mining solutions increased significantly from US$75.9 million in 2021 to US$99.4 million in 2022, primarily due to the business expansion of BitFuFu’s cloud-mining solutions, including the increase in customers and the number of miners under management. In 2021, revenue from existing customers and new customers of cloud-mining solutions was US$5.4 million and US$70.5 million, respectively, representing 7% and 93% of its total revenues, respectively. In 2022, revenue from existing customers and new customers of cloud-mining solutions was US$66.2 million and US$33.2 million, respectively, representing 67% and 33% of its total revenues, respectively.

Revenue from self-mining operations increased from nil in 2021 to US$60.3 million in 2022, as BitFuFu started to engage in self-mining operations from February 2022, and there were no such self-mining operations in 2021. In 2022, BitFuFu obtained 2,825 Bitcoins from mining pool operators in connection with its self-mining operations, as consideration for its hash calculations contributed to the mining pools in 2022. Such contributed hash calculations were generated from BitFuFu’s self-owned miners and leased miners from BitFuFu’s suppliers.

Revenue from sales of mining equipment decreased from US$18.2 million in 2021 to US$10.4 million in 2022, as because BitFuFu strategically reduced its sales of mining equipment as a result of declining price of Bitcoins in 2022, which caused a decrease in the market price of miners.

Revenue from leasing of mining equipment decreased from US$7.3 million in 2021 to US$1.3 million in 2022, primarily due to the adjustment of business focus from leasing service to cloud mining solutions and hosting services.

Revenue from sourcing services for mining equipment sales increased from US$0.8 million in 2021 to US$18.8 million in 2022, as BitFuFu recognized commission of sourcing services at the time of equipment delivery, and it delivered more miners to customers in 2022 as compared to 2021.

Revenue from miner hosting services and others increased significantly from US$0.9 million in 2021 to US$8.0 million in 2022, as BitFuFu started to provide miner hosting services from July 2021 and expanded its hosting services in 2022.

Cost of revenues

BitFuFu’s cost of revenues increased significantly from US$94.0 million in 2021 to US$162.0 million in 2022, primarily due to the significant increase in cost of revenues attributable to cloud-mining services and self-mining operations.

Cost of revenues from cloud-mining solutions increased significantly from US$68.0 million in 2021 to US$79.1 million in 2022, primarily due to the expansion of its cloud-mining operations and the associated costs in 2022, including an increase of US$28.8 million in hosting and electricity fees, partially offset by a decrease of US$17.8 million in miner rental expenses due to the declines of Bitcoin price in 2022.

Cost of revenues from self-mining operations increased from nil in 2021 to US$59.3 million in 2022, as BitFuFu did not have any self-mining operations in 2021. The cost of revenues from self-mining operations mainly consists of depreciation of miners, rental cost of miners and electricity fees.

Cost of revenues from sales of mining equipment decreased from US$17.0 million in 2021 to US$10.1 million in 2022, primarily because fewer miners were sold in 2022 due to the volatile condition of the digital asset market.

Cost of revenues from leasing of mining equipment decreased from US$7.9 million in 2021 to US$0.8 million in 2022, primarily due to the decrease in leasing transactions due to the adjustment on business focus.

Cost of revenues from sourcing services for mining equipment sales increased from US$0.4 million in 2021 to US$4.9 million in 2022, because more miners were delivered in 2022, and BitFuFu recognized revenue and the associated cost of revenues for sourcing services at the time of delivery.

Cost of revenues from miner hosting services and others increased significantly from US$0.6 million in 2021 to US$7.8 million in 2022, which was in line with the revenue growth in its hosting services in 2022.

Gross profit

BitFuFu’s gross profit increased significantly from US$9.0 million in 2021 to US$36.2 million in 2022 due to its business expansion. BitFuFu’s gross profit margin increased from 8.8% in 2021 to 18.3% in 2022, due to the increase in gross profit margin of cloud-mining solutions and the increase in the revenue proportion of the sourcing services for mining equipment transaction business, which had higher gross profit margin in 2022. The gross profit margin of cloud mining solutions increased from 10.3% in 2021 to 20.5% in 2022, primarily due to the decrease in the monthly purchase price of hash calculations in 2022 in line with the decline of Bitcoin price, while the revenue recognized was in part associated with sales orders submitted in late 2021 or early 2022, when the Bitcoin price was relatively higher. The gross profit margin of BitFuFu’s cloud mining solutions primarily depends on its sales price, the degree of market competition, lease cost of mining equipment, price of electricity fee, and the agreed service period of orders and timing of orders. As the sales price of cloud mining solutions depends in part on the Bitcoin price at the time of order submission, and the monthly lease cost of mining equipment depends in part on the Bitcoin price, the gross profit margin of BitFuFu’s cloud mining solutions may fluctuate with the Bitcoin price over time. Should the Bitcoin price decline from the time of order submission and BitFuFu leases miners after order submission, BitFuFu expects its gross profit margin of cloud mining solutions to be generally higher in the corresponding periods (and vice versa). In addition, BitFuFu achieved a higher profit margin of 74% for its sourcing services, and the percentage of revenue contributed by its sourcing services increased from 0.8% in 2021 to 9.5% in 2022, which as a whole had a positive impact on BitFuFu’s gross margin.

Sales and marketing expenses

BitFuFu’s sales and marketing expenses increased from US$1.6 million in 2021 to US$2.0 million in 2022, which was in line with BitFuFu’s business growth, and primarily due to the increase in compensation to BitFuFu’s sales and marketing staff and other personnel performing related functions of US$0.4 million, as BitFuFu increased its sales and marketing efforts in 2022.

General and administrative expenses

BitFuFu’s general and administrative expenses increased significantly from US$1.4 million in 2021 to US$2.7 million in 2022, primarily due to the increases in (1) compensation to BitFuFu’s administrative staff and management team, and other personnel performing related functions of US$0.5 million, (2) professional services expenses of US$0.5 million, as BitFuFu incurred consulting fees and legal fees related to the preparation of the Business Combination, and (3) other miscellaneous expenses of US$0.3 million.

Research and development expenses

BitFuFu’s research and development expenses increased significantly from US$469,931 in 2021 to US$1.6 million in 2022, primarily due to the increases in compensation to its research and development staff, and other personnel performing related functions of US$1 million.

Impairment loss on assets held by FTX

As of the time of FTX’s bankruptcy filing in November 2022, BitFuFu deposited US$2.1 million and 480 units of Bitcoin in its account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, BitFuFu reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances, and recognized impairment loss on assets held by FTX of US$9.8 million in 2022.

Impairment loss on digital assets

Impairment loss on digital assets in 2021 is nil, as BitFuFu’s digital assets in 2021 were primarily related to the service fees from its cloud-mining customers, which were automatically converted into USDT every 10 minutes after receipt and the difference between their carrying value and fair value was therefore insignificant. Impairment loss on digital assets increased to US$12.9 million in 2022, as BitFuFu began its self-mining operations from February 2022, under which BitFuFu held the Bitcoins obtained from self-mining operations in its accounts, and recognized impairment loss for 2022 when the price of Bitcoin dropped significantly against its carrying value.

Impairment loss on mining equipment

In 2022, BitFuFu’s operating performance was adversely affected by the challenging business climate, which included a decrease in the price of Bitcoin and a resulting decrease in the market price of miners. Furthermore, both primary and secondary market prices for ASIC miners of the type used by BitFuFu in its business operations experienced significant declines from previous levels. As a result, BitFuFu recognized an impairment loss on mining equipment of US$11.9 million in 2022, and no such impairment loss was recognized in 2021.

Realized fair value gain on digital asset borrowings

BitFuFu recorded US$4.2 million realized gain for the fair value changes of digital asset borrowings for 2022 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed. BitFuFu did not record similar gain or losses for 2021, as it did not have such digital asset borrowings during that period.

Realized gain on sale/exchange of digital assets

Realized gain on sale/exchange of digital assets increased significantly from US$369,200 in 2021 to US$4.9 million in 2022, primarily because BitFuFu began its self-mining operations from February 2022 and converted the Bitcoins derived thereof into U.S. Dollars, under which BitFuFu recognized gains from sales when the carrying value of the Bitcoins was lower than the conversion price.

Year ended December 31, 2021 compared to the 2020 period

Revenues

BitFuFu’s revenues increased significantly from US$102,260 in the 2020 period to US$103.0 million in 2021, primarily due to the significant increase in the revenue from cloud-mining.

Revenue from cloud-mining solutions increased significantly from US$102,260 in the 2020 period to US$75.9 million in 2021, primarily due to BitFuFu’s business expansion in 2021 from its inception in December 2020.

Revenue from each of Bitcoin self-mining operations, sales of mining equipment, leasing of mining equipment, sourcing services for mining equipment sales, and miner hosting services and others was nil in the 2020 period, as BitFuFu did not provide such services in the 2020 period.

Cost of revenues

BitFuFu’s cost of revenues increased significantly from US$90,617 in the 2020 period to US$94.0 million in 2021, primarily due to the significant increase in cost of revenues attributable to cloud-mining services.

Cost of revenues from cloud-mining solutions increased significantly from US$90,617 in the 2020 period to US$68.0 million in 2021, primarily due to BitFuFu’s business inception in December 2020, and the expansion of its cloud-mining operations and the increase in associated costs in 2021. The increases in cost of revenue from cloud mining solutions include an increase of US$53.3 million in miner lease costs and US$14.7 million in hosting and electricity fees.

Cost of revenues from each of Bitcoin self-mining operations, sales of mining equipment, leasing of mining equipment, sourcing services for mining equipment sales, and miner hosting services and others was nil in the 2020 period, as BitFuFu did not provide such services in the 2020 period.

Sales and marketing expenses

BitFuFu’s sales and marketing expenses increased significantly from US$3,395 in the 2020 period to US$1.6 million in 2021, which was in line with BitFuFu’s business growth and primarily due to the increase in referral fees incurred in BitFuFu’s sales and promotional activities of US$1.0 million to third parties, compensation to BitFuFu’s sales and marketing staff and other personnel performing related functions of US$0.3 million, and advertising and promotion fees of US$0.2 million, as BitFuFu increased its sales and marketing efforts in 2021.

General and administrative expenses

BitFuFu’s general and administrative expenses increased significantly from US$44,931 in the 2020 period to US$1.4 million in 2021, which was in line with BitFuFu’s business growth and primarily due to the increases in compensation to BitFuFu’s administrative staff and management team, and other personnel performing related functions of US$0.9 million, and professional services expenses of US$0.3 million as BitFuFu incurred consulting fees and legal fees in 2021.

Research and development expenses

BitFuFu’s research and development expenses increased significantly from US$57,616 in the 2020 period to US$0.5 million in 2021, primarily due to the increases in compensation to its research and development staff, and other personnel performing related functions of US$0.4 million.

Realized gain on sale/exchange of digital assets

Gain on sale/exchange of digital assets increased from US$1,567 in the 2020 period to US$369,200 in 2021, primarily because BitFuFu received and subsequently converted more digital assets into stablecoins or U.S. Dollars as its business grew in 2021.

Non-GAAP Financial Measures

To supplement its consolidated financial statements which are presented in accordance with U.S. GAAP, BitFuFu uses adjusted EBITDA as an additional non-GAAP financial measure. BitFuFu defines adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization; and (3) adjustments for non-recurring items which currently include impairment loss on mining equipment, impairment loss on assets held by FTX due to FTX’s bankruptcy and realized fair value gain on digital asset borrowings. BitFuFu presents this non-GAAP financial measure because its management uses it to evaluate its performance. BitFuFu also believes that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as its management and in comparing financial results across accounting periods and to those of its peer companies.

This non-GAAP financial measure adjusts for the impact of items that BitFuFu does not consider indicative of the operational performance of its business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of its future performance. Investors are encouraged to compare this historical non-GAAP financial measure with the most directly comparable U.S. GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to BitFuFu’s data. BitFuFu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of BitFuFu’s adjusted EBITDA to net profit/loss for the periods indicated.

		Year ended December 31,		Six months ended June 30,
	2020 period	2021	2022	2022	2023
	US$	US$	US$	US$	US$
Net (loss)/profit	(92,166)	4,926,243	2,442,634	6,636,171	7,821,811
Add: Interest expenses/(income), net	—	(135,300)	2,173,931	865,327	1,687,791
Add: Income tax expense/(benefit)	—	1,043,451	(665,929)	1,648,089	1,549,568
Add: Depreciation	—	2,860	18,156,453	5,690,182	12,149,891
Add: Impairment loss on mining equipment	—	—	11,849,595	—	—
Add: Impairment loss on assets held by FTX	—	—	9,826,600	—	—
Minus: Realized fair value gain on digital asset borrowings	—	—	(4,206,292)	—	—
Adjusted EBITDA	(92,166)	5,837,254	39,576,992	14,839,769	23,209,061

Liquidity and Capital Resources

To date, BitFuFu has financed its operations primarily through cash generated from operations and equity and debt financing. BitFuFu continues to have access to several sources of liquidity to supplement cash flow from operations, including private debt and equity capital markets, secured borrowing, equipment financing and digital asset-based financing. In the near term, BitFuFu expects to continue to ramp up investing activities as it expands its miner fleets and scales up its operations. Proceeds from the SPAC transaction is expected to fortify BitFuFu’s balance sheet. After giving effect to the Business Combination and the PIPE transactions, the Company had a balance of cash and cash equivalents on an unaudited pro forma combined basis of approximately US$105.2 million as of September 30, 2023.

As of June 30, 2023, BitFuFu held cash and cash equivalents of US$43.1 million, 49% of which were held at commercial banks in Singapore, and 50% of which were held at commercial banks in the United Arab Emirates. The remaining 1% of cash and cash equivalents were held at a commercial bank in United States. BitFuFu is not aware of any regulatory restrictions under the laws of Singapore and the United Arab Emirates that would limit its ability to transfer cash to its overseas operating entities. BitFuFu believes that its existing cash and cash equivalents, anticipated cash flows from operating and financing activities and cash inflow from the SPAC transaction will be sufficient to meet its anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months from the completion of the Business Combination. It may, however, requires additional cash resources due to changing business conditions or other future developments, including purchase of new miners. If BitFuFu’s existing cash resources are insufficient to meet its requirements, BitFuFu may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to its shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict BitFuFu’s operations. BitFuFu cannot assure you that financing will be available in the amounts it needs or on terms acceptable to it, if at all. If BitFuFu is unable to obtain additional equity or debt financing as required, its business operations and prospects may suffer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—Our business is capital intensive, and failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations, which could have a material adverse effect on our business, financial condition and results of operations.”

The following table sets forth a summary of BitFuFu’s cash flows for the periods indicated.

		Year ended December 31,		Six months ended June 30,
	2020 period	2021	2022	2023
	US$	US$	US$	US$
Net cash generated from/(used in) operating activities	—	15,926,542	(7,444,009)	(120,085,423)
Net cash (used in)/generated from investing activities	—	(2,614,456)	54,674,246	111,140,121
Net cash (used in) financing activities	—	—	(111,537)	(8,401,513)
Net change in cash and cash equivalents	—	13,312,086	47,118,700	(17,346,815)
Cash and cash equivalents at beginning of year/period	—	—	13,312,086	60,430,786
Cash and cash equivalents at end of year/period	—	13,312,086	60,430,786	43,083,971

Supplemental non-cash operating activities
Net digital assets generated in operating activities	1,286,281	444,418	86,109,208	121,532,597
Supplemental non-cash investing activities
Net digital assets generated (used) in investing activities	566	2,195,559	(82,025,494)	(111,206,857)
Supplemental non-cash financing activities
Purchases of equipment with unpaid costs in long-term payable	—	—	109,435,141	—
Receivables in relation to the issuance of ordinary shares to shareholders	—	1,564,000	—	—

Operating activities

BitFuFu’s net cash used in operating activities was US$120.1 million in the six months ended June 30, 2023, primarily due to its net income of US$7.8 million, as adjusted by certain non-cash items, including (1) net income received or to be received by digital assets of US$106.3 million and realized gain on sale/exchange of digital assets of US$7.4 million; (2) depreciation of mining equipment of US$12.1 million and impairment loss on digital assets of US$4 million; and (3) changes in operating assets and liabilities that negatively affected its cash flows, primarily consisted of a decrease in amount due to a related party of US$29.5 million, increase in prepayments of US$3.6 million.

BitFuFu’s net cash used in operating activities was US$7.4 million in 2022, primarily due to its net income of US$2.4 million, as adjusted by certain non-cash items, including (1) net income received or to be received by digital assets of US$101.0 million, realized fair value gain on digital asset borrowings of US$4.2 million, and realized gain on sale/exchange of digital assets of US$4.9 million; (2) impairment loss on assets held by FTX of US$9.8 million, impairment loss on mining equipment of US$11.8 million, impairment loss on digital assets of US$12.9 million and depreciation of mining equipment of US$18.1 million; and (3) changes in operating assets and liabilities that positively affected its cash flows, primarily consisted of an increase in amount due to a related party of US$132.8 million and tax payables of US$4.1 million, partially offset by an increase in customer deposit liabilities of US$75.3 million and contract liabilities of US$8.1 million.

BitFuFu’s net cash generated from operating activities was US$15.9 million in 2021, primarily due to its net income of US$4.9 million, as adjusted by certain non-cash items, including net income received or to be received by digital assets of US$3.4 million, and changes in operating assets and liabilities that positively affected its operating cash flows, primarily consisted of an increase in contract liabilities of US$10.9 million and advance from customers of US$75.3 million; and partially offset by certain changes in operating assets and liabilities that negatively affected its operating cash flows, primarily due to a decrease in amount due from a related party of US$75.3 million.

BitFuFu’s net cash generated from operating activities was nil in the 2020 period.

Investing activities

BitFuFu’s net cash generated from investing activities was US$111.1 million in the six months ended June 30, 2023, primarily due to net proceeds from sales of digital assets of US$111.2 million representing the exchange from USDT and BTC to U.S. Dollars.

BitFuFu’s net cash generated from investing activities was US$54.7 million in 2022, primarily due to net proceeds from sales of digital assets of US$71.4 million representing the exchange from USDT and BTC to U.S. Dollars, partially offset by (1) the purchase of digital assets of US$10.8 million in connection with exchange from U.S. Dollars to USDT, (2) the purchase of equipment of US$3.9 million, and (3) prepayment and purchase of US$2.0 million relating to the ET Shares.

BitFuFu’s net cash used in investing activities was US$2.6 million in 2021, primarily consisted of the purchase of digital assets of US$15.7 million, partially offset by proceeds from sales of digital assets of US$13.1 million.

BitFuFu’s net cash used in investing activities was nil in the 2020 period.

Financing activities

BitFuFu’s net cash used in financing activities was US$8.4 million in the six months ended June 30, 2023, primarily due to repayment of long-term payables and payment of deferred offering costs of US$1.4 million.

BitFuFu’s net cash used in financing activities was US$0.1 million in 2022, primarily due to subscription proceeds from issuance of ordinary shares of US$1.6 million, partially offset by payment for deferred offering costs of US$1.7 million.

Capital Expenditure

BitFuFu’s capital expenditures are incurred primarily in connection with purchase of equipment. BitFuFu’s capital expenditures in cash were nil, US$54,916, US$3.9 million and US$66,736 in the 2020 period, 2021, 2022 and the six months ended June 30, 2023, respectively.

In 2022, BitFuFu purchased miners from Burdy Technology Limited and its affiliate in installments. The purchase agreements are dominated in U.S. Dollars and BitFuFu can elect to pay in USDT. In 2022, BitFuFu paid 20% of the total purchase price, part of which was paid in USDT, which amounted to US$21.5 million and was presented in the non-cash investing activities of the consolidated cash flows; and part of which was paid in U.S. Dollars, which amounted to US$3.9 million and was presented in the investing activities of the consolidated cash flows. The unpaid balance was included in the non-cash financing activities of the consolidated cash flows in 2022. BitFuFu expects to fund its future capital expenditures with its existing cash balance, equity and debt financing, and proceeds from the SPAC transaction, as well as digital assets where feasible.

Off-Balance Sheet Arrangements

BitFuFu has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, BitFuFu has not entered into any derivative contracts that are indexed to its securities and classified as shareholders’ equity or that are not reflected in its consolidated financial statements. Furthermore, BitFuFu does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, it does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or research and development services with BitFuFu.

BitFuFu does not currently have any outstanding off-balance sheet arrangements or commitments. It has no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Recent Accounting Pronouncements

For a discussion of new accounting standards relevant to BitFuFu’s business, refer to Note 2(s) to the consolidated financial statements of BitFuFu included in this Report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address our directors and executive officers is 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098.

Directors and Executive Officers	Age	Position/Title
Leo Lu	43	Chief Executive Officer and Chairman of the board of directors
Calla Zhao	40	Financial Controller
Celine Lu	41	Director
Cheng Yao	47	Independent Director
Yang Zhao	44	Independent Director
Yeeli Hua Zheng	53	Independent Director

Mr. Leo Lu became our chief executive officer and chairman of the board following the Closing of the Business Combination. Mr. Lu is the founder of Finfront and has served as its executive officer since its inception. Prior to joining Finfront, Mr. Lu was a business director of Bitmain from July 2018 to November 2019, where he was responsible for co-founding Bitmain’s cloud-mining department, designing cloud-mining pricing model, and developing digital asset-related products. From November 2015 to July 2018, Mr. Lu was the general manager of information service department of the China Financial Assets Exchange (CFAE.cn). Mr. Lu received dual bachelor’s degrees of computer science and technology and literature from University of Electronic Science and Technology of China.

Ms. Calla Zhao became our financial controller following the Closing of the Business Combination. Ms. Zhao has served as the financial controller of Finfront since September 2021. Prior to joining Finfront, Ms. Zhao served as the financial controller and head of finance at GGG Limited, an investment division of a conglomerate, from 2017 to 2021. She worked as an auditor at KPMG Huazhen LLP from 2005 to 2011. Ms. Zhao graduated from Peking University with a bachelor’s degree in accounting.

Ms. Celine Lu became our director following the Closing of the Business Combination. Ms. Lu has served as the senior director of Bitmain since 2018. From September 2018 to March 2020, Ms. Lu worked at Bitmain, where she founded and was responsible for Bitmain’s digital assets mining service business. From January 2011 to September 2018, Ms. Lu served as the managing director of gaming business of 360 Security Technology Inc. (SHEx: 601360), where she oversaw its strategic investments, business operations and project innovations. From July 2004 to December 2009, Ms. Lu served at several positions at Tencent Holdings Ltd. (HKEx: 700), including strategic analyst, operational analyst and product development officer. Ms. Lu received a bachelor’s degree of computer science and technology from the University of Electronic Science and Technology of China.

Mr. Cheng Yao became our independent director following the Closing of the Business Combination. Mr. Yao joined Delta Capital in 2015, where he served as a director of investment from 2015 to 2018 and has served as a partner since 2018. Prior to that, he served as a business manager at Capital One Financial Corporation (NYSE: COF) from 2011 to 2015. From 2004 to 2011, he served as a product manager at First Technology Safety Systems, Inc. From 2003 to 2004, he served as a research assistant at General Motors Corporation (NYSE: GM). Mr. Yao obtained a bachelor of science degree in automotive engineering from Tsinghua University in 2000, a master of science degree in mechanical engineering from Oakland University in 2002, and an MBA degree from Stephen M. Ross School of Business of the University of Michigan in 2010.

Mr.  Yang Zhao became our independent director following the Closing of the Business Combination. Mr. Zhao has over 20 years’ experience in auditing, consulting and investment management. Currently servicing as a director and the chief investment officer at First Plus Asset Management, a Singapore licensed asset management firm, Mr. Zhao oversees global equity and debt investments across primary and secondary markets. Prior to this, Mr. Zhao spent nine years from 2009 to 2018, with Arohi Asset Management, another Singapore licensed fund manager with a focus on Asia public equity market. Earlier in his career, Mr. Zhao worked with Canyon Capital Advisors and KPMG. Mr. Zhao holds an MBA degree from Yale School of Management and a bachelor’s degree in International Finance from the University of International Business and Economics.

Ms. Yeeli Hua Zheng became our independent director following the Business Combination. Ms. Zheng had been the head of NASDAQ Group’s China practice from 2009 to 2019, where she was in charge of Chinese firms’ listing on NASDAQ. Prior to NASDAQ, Ms. Zheng was an executive director for NYSE Euronext for five years. Ms. Zheng was a junior partner at Pivotal Assets before joining in NYSE in 2005. Before her career in Wall Street, Ms. Zheng was a senior advisor on China Economy and Business at the Executive Office of Kofi Anan, then Secretary General of the United Nations. Ms. Zheng focused on international economy study and graduated from Harvard University Kennedy School of Government with a MPA in 2001.

Employment Agreements

We have entered into employment agreements with each of our executive officers for a specified time period provided that the agreements are terminable for cause at any time. The terms of these agreements are substantially similar to each other. A senior executive officer may terminate his or her employment at any time by prior written notice. We may terminate the executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as bankruptcy, act of dishonesty or fraud, conviction of criminal offence, breach of law or misconduct or negligence in the discharge of duties.

Each executive officer has agreed to hold in strict confidence and not to use, except for our benefit, any proprietary information, technical data, trade secrets and know-how of our company or the confidential or proprietary information of any third party, including our subsidiaries and clients, received by us. Each of these executive officers has also agreed to be bound by noncompetition and non-solicitation restrictions during the term of his or her employment and typically for six months following the last date of employment.

B.	Compensation

For the year ended December 31, 2023, Finfront paid aggregate cash compensation of approximately US$0.42 million to its directors and executive officers as a group. Finfront does not pay or set aside any amounts for pensions, retirement or other benefits for its directors and executive officers. Finfront did not incur or pay any share-based payments to its directors and executive officers in 2023.

2022 Share Incentive Plan

Upon the completion of the Business Combination, we assumed the 2022 share incentive plan of Finfront to motivate attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 share incentive plan (the “2022 Share Incentive Plan”), the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan is 7,500,000, or the award pool. KASTLE LIMITED, a company incorporated in Hong Kong (“Trustee”), was engaged as the trustee of employee benefit trusts to administer share awards to be granted under the 2022 Share Incentive Plan. As of the date of this Report, we have not granted any award under the 2022 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2022 Share Incentive Plan.

Types of awards. The 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our board of directors or compensation committee of the board, or the committee.

Plan administration. Our board of directors or the committee administers the 2022 Share Incentive Plan. The board or the committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2022 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to its employees, directors and consultants.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement, which may be a fixed price or a variable price related to the fair market value of the shares. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to us or our subsidiaries, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment. Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in us by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his interest at a meeting of our directors.

A general notice by any director to the effect that he is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein. If he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

The directors may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors, and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Yang Zhao, Ms. Yeeli Hua Zheng and Mr. Cheng Yao. Mr. Yang Zhao is the chairman of our audit committee. We have determined that each of Mr. Yang Zhao, Ms. Yeeli Hua Zheng and Mr. Cheng Yao satisfies the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, and that Mr. Yang Zhao qualifies as an “audit committee financial expert” under Nasdaq Stock Market Rules.

The audit committee oversees our accounting and financial reporting processes and the audit of our financial statements. The audit committee is responsible for, among other things:

●	appointing our independent registered public accounting firm and pre-approving all auditing and non-auditing services performed by our independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and our independent registered public accounting firm;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and our independent registered public accounting firm;

●	reporting regularly to the full board of directors; and

●	performing such other matters that are specifically delegated to the audit committee by our board of directors from time to time.

Compensation Committee

Our compensation committee consists of Ms. Yeeli Hua Zheng, Ms. Celine Lu and Mr. Cheng Yao. Ms. Yeeli Hua Zheng is the chairman of our compensation committee. We have determined that each of Ms. Yeeli Hua Zheng and Mr. Cheng Yao satisfies the “independence” requirements of the Nasdaq Stock Market Rules.

The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated.

The compensation committee is responsible for, among other things:

●	reviewing and recommending to the board the total compensation package for our four most senior executives;

●	approving and overseeing the total compensation package for our executives other than the four most senior executives;

●	reviewing and making recommendations to the board of directors with respect to the compensation of our directors; and

●	reviewing periodically and recommending any long-term incentive compensation or equity plans, programs or similar arrangements for consideration by the board of directors, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Leo Lu, Ms. Yeeli Hua Zheng and Mr. Yang Zhao. Mr. Yang Zhao is the chairperson of our nominating and corporate governance committee. We have determined that each of Mr. Yang Zhao and Ms. Yeeli Hua Zheng satisfies the “independence” requirements of the Nasdaq Stock Market Rules.

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

●	making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise their skills and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles of Association as may be amended from time to time. We have the right to seek damages against any director who breaches a duty owed to us.

Code of Business Conduct and Ethics and Corporate Governance

We have adopted a code of business conduct and ethics, which are applicable to all of our directors, executive officers and employees. We have made our code of business conduct and ethics publicly available on our website.

In addition, we have adopted a set of corporate governance guidelines covering a variety of matters, including approval of related party transactions.

Terms of Directors and Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors; (2) dies or is found by us to be or becomes of unsound mind, (3) resigns his office by notice in writing to us, (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his office be vacated; or (5) is removed from office pursuant to any other provision of our amended and restated Amended and Restated Memorandum and Articles of Association. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

As of the date of this Report, we have 29 full-time employees, who have been engaged by Ethereal Singapore, and primarily work in Singapore during employment terms.

None of our employees are represented by a labor union or covered by collective bargaining agreements, and we have not experienced any work stoppages.

The remuneration payable to our employees includes salaries and allowances. We determine employee remuneration based on factors primarily including industry standard, department operation requirement and work performance. We provide regular trainings to employees, which include orientation training for new employees and continuing on-the-job training for existing employees. We believe we offer our employees competitive compensation packages and a dynamic work environment that encourage initiative and is based on merit. As a result, we have been able to attract and retain talented personnel and maintain a stable core management team.

We enter into standard labor and confidentiality agreements with all employees and non-compete agreements with our core employees. The non-compete restricted period typically expires six months after the termination of employment.

E.	Share Ownership

Information regarding the ownership of our Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of the date of this Report by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;

●	each of our directors;

●	each of our named executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares that the person has the right to acquire within 60 days are included, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 162,902,257 Ordinary Shares issued and outstanding as of February 29, 2024 following the consummation of the Business Combination (excluding 204,348 Class A Ordinary Shares held in treasury), consisting of (1) 27,902,267 Class A Ordinary Shares, after giving effect to the Business Combination and the PIPE transactions, and (2) 135,000,000 Class B Ordinary Shares.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of all Ordinary Shares	Voting Power
5% shareholders:
Chipring Technology Limited (1)	—	135,000,000	82.8%	96.0%
Antdelta Investment Limited (2)	11,500,000	—	7.1%	1.6%
Directors and Executive Officers†
Leo Lu (1)	—	135,000,000	82.8%	96.0%
Calla Zhao	—	—	—	—
Celine Lu	—	—	—	—
Cheng Yao	—	—	—	—
Yang Zhao	—	—	—	—
Yeeli Hua Zheng	—	—	—	—
All directors and executive officers as a group	—	135,000,000	82.8%	96.0%

†	Except as indicated otherwise below, the business address of our directors and executive officers is 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098.

(1)	Chipring Technology Limited is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Mr. Leo Lu. The registered address of Chipring Technology Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Antdelta Investment Limited is a company incorporated under the laws of the British Virgin Islands and is wholly owned by BitMain Technologies Holding Company. The registered address of Antdelta Investment Limited is Kingston Chambers P.O. Box 173, Road Town, Tortola, British Virgin Islands.

B.	Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Finfront 2022 Share Incentive Plan.”

Transactions with Shareholders

In the 2020 period, 2021, 2022 and the six months ended June 30, 2023, Computing Inactive Beijing Technology Ltd (“Computing Inactive”), an entity controlled by Mr. Leo Lu, provided services in relation to management consultancy, research and development and marketing efforts to Finfront, with a transaction amount of US$102,547, US$906,939, nil, respectively. In addition, Mr. Leo Lu paid for certain of Finfront’s operating expenses at the inception of Finfront’s business, and as of December 31, 2021, the amount due to Mr. Leo Lu for these payments was US$24,993, which has been repaid as of December 31, 2022. In 2022, amount due from Mr. Leo Lu was US$37,316 in connection with advance payment to Mr. Leo Lu for business trip expenses. In the six months ended June 30, 2023, amount due from Mr. Lu was US$37,390 in connection with advance payment to Mr. Lu for business trip expenses.

Transactions with Bitmain and Its Affiliates

In 2021 and 2022, Finfront purchased mining equipment related to its sourcing service from BitMain Technologies Holding Company and its affiliates (“Bitmain Group”), which were related parties of Bitmain’s shareholders. As of December 31, 2021, the outstanding amount due from Bitmain Group was US$75.3 million, which represented Finfront’s prepayment for mining equipment related to the sourcing services of mining equipment transactions. The mining equipment was delivered in several batches and fully utilized as of December 31, 2022. In addition, Bitmain Group provided mining equipment rental and hosting service to Finfront in 2021 and 2022, with a transaction amount of US$7.0 million and US$83.9 million, respectively. As of December 31, 2021 and 2022, the amount due to Bitmain Group was US$46,566 and US$67.2 million, respectively, which represented the unpaid service fees to Bitmain Group. In the six months ended June 30, 2023, Bitmain Group provided hosting service to Finfront, with a transaction amount of US$87.4 million. As of June 30, 2023, the amount due to Bitmain Group was US$42.9 million.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

See Item 18 of this Report for our consolidated financial statements and other financial information.

Legal proceedings

From time to time, we have been involved in legal proceedings or be subject to claims arising out of our operations. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely against us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Dividend Policy

The holders of Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our board of directors). Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our lawfully available funds. Under the laws of the Cayman Islands, we may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of business.

B.	Significant Changes

A discussion of significant changes since June 30, 2023 is provided under Item 4 of this Report. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since June 30, 2023.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Nasdaq Listing of the Class A Ordinary Shares and Warrants

The Class A Ordinary Shares and Warrants to purchase the Class A Ordinary Shares listed on Nasdaq are traded under the symbols “FUFU” and “FUFUW”, respectively. Holders of the Class A Ordinary Shares and/or Warrants should obtain current market quotations for their securities. There can be no assurance that the Class A Ordinary Shares and/or Warrants will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the Class A Ordinary Shares and the Warrants could be delisted from Nasdaq. A delisting of the Class A Ordinary Shares and the Warrants will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

Lock-up Agreements and Transfer Restrictions

Information regarding the transfer restrictions applicable to the Ordinary Shares held by certain former shareholders of Finfront is included in “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.”

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	Markets

Our Class A Ordinary Shares and the Warrants to purchase the Class A Ordinary Shares are listed on Nasdaq under the symbols “FUFU” and “FUFUW”, respectively.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Our authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, comprising of (1) 300,000,000 Class A Ordinary Shares, and (2) 200,000,000 Class B Ordinary Shares. As of February 29, 2024, subsequent to the consummation of the Business Combination, there are 163,106,615 Ordinary Shares (consisting of 28,106,615 Class A Ordinary Shares (including 204,348 Class A ordinary shares held in treasury) and 135,000,000 Class B Ordinary Shares) issued. All of the Ordinary Shares issued and outstanding have been fully paid and are non-assessable.

Following the consummation of the Business Combination, we have 7,176,389 Warrants outstanding as of February 29, 2024. The Warrants will expire five years after the completion of the Business Combination. Each Warrant will entitle the holder thereof to purchase three fourths (3/4) Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. For details of the Warrants, please refer to Exhibit 2.4 and 2.5 to this Report.

B.	Amended and Restated Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability, and our affairs are governed by the Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands.

The following includes a summary of the material provisions of the Amended and Restated Memorandum and Articles of Association in so far as they relate to the material terms of Class A Ordinary Shares and Class B Ordinaries. The following summary is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Amended and Restated Memorandum and Articles of Association, which has been filed as Exhibit 1.1 to this Report.

 Ordinary Shares. The Ordinary Shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of our Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the general meetings. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. The Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of our Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of our Class B Ordinary Shares to any person or entity which is not an affiliate of the holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Dividends. The holders of Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by its directors). Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our lawfully available funds. Under the laws of the Cayman Islands, we may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business.

Voting rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of such meeting or any one shareholder present in person or by proxy. With respect to all matters subject to a shareholders’ vote, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to five (5) votes, voting together as one class on all matters submitted to a vote by our shareholders at any general meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding and issued Ordinary Shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to the Amended and Restated Memorandum and Articles of Association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General meetings of shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we may (but is not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or a majority of our board of directors (acting by a resolution of the board of directors). Advance notice of at least ten (10) calendar days is required for the convening of the annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholder present in person or by proxy, representing not less than one-third of all votes attaching to our issued and outstanding shares entitled to attend and vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to our issued and outstanding shares entitled to attend and vote at general meetings, our board of directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our Amended and Restated Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of her or his Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in their absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Shares is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as the board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to us for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on shares and forfeiture of shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by a special resolution of our shareholders. We may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay our debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

Variations of rights of shares. If at any time, our share capital is divided into different classes of shares, the rights attached to any class may be materially adversely varied with the consent in writing of the holders of at least two-thirds (2/3) of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of additional shares. Our Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional Ordinary Shares from time to time as the board of directors shall determine, to the extent out of available authorized but unissued Ordinary Shares.

Our Amended and Restated Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of books and records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our register of mortgages and charges, our Amended and Restated Memorandum and Articles of Association and special resolutions of our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

Anti-takeover provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of us.

Exempted company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.	Material Contracts

Information regarding certain material contracts we entered in connection with the Business Combination is set forth in “Item 4. Information on the Company—A. History and Development of the Company.”

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of Cayman Islands of our Ordinary Shares. There is no limitation imposed by laws of Cayman Islands or in the Amended and Restated Memorandum and Articles of Associations on the right of non-residents to hold or vote shares.

E.	Taxation

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of Class A Ordinary Shares.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the ownership and disposition of Class A Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to U.S. Holders that hold Class A Ordinary Shares as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former citizens or long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	any holder that is not a U.S. Holder;

●	holders of Class B Ordinary Shares;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	U.S. persons whose “functional currency” is not the U.S. dollar;

●	persons who received shares of Class A Ordinary Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 5% or more (by vote or value) of the issued shares of BitFuFu (excluding treasury shares);

●	persons that hold Warrants or other rights to acquire Class A Ordinary Shares; or

●	holders holding Class A Ordinary Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

As used in this Report, the term “U.S. Holder” means a beneficial owner of Class A Ordinary Shares received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Class A Ordinary Shares received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of Class A Ordinary Shares received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF CLASS A ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES AFTER THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Our Tax Residence for U.S. Federal Income Tax Purposes

Under current U.S. federal income tax law, a corporation generally is considered a resident for U.S. federal income tax purposes in its place of organization or incorporation. Accordingly, under the generally applicable U.S. federal income tax rules, we would generally be classified as a non-U.S. corporation (and, therefore, not a U.S. tax resident). Section 7874 of the Code and the Treasury Regulations promulgated thereunder, however, contain specific rules (more fully discussed below) that may cause a non-U.S. corporation to be treated as a U.S. corporation for U.S. federal income tax purposes. If it were determined that we should be taxed as a U.S. corporation for U.S. federal income tax purposes under section 7874 of the Code, we would be liable for U.S. federal income tax on our income like any other U.S. corporation, and certain distributions made by us to non-U.S. holders of Class A Ordinary Shares would be subject to U.S. withholding tax at the rate of 30% or such lower rate as provided by an applicable treaty. As a result, taxation as a U.S. corporation could have a material adverse effect on our financial position and results from operations. The section 7874 rules are complex and require analysis of all relevant facts and circumstances, and there is limited guidance and significant uncertainties as to their application.

Under section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (1) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (2) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (the “substantial business activities test”), and (3) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the stock of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, as determined under complex share ownership rules described below, which are uncertain in their application in many circumstances and are intended to increase the percentage ownership for these purposes (the “Ownership Test”). For this purpose, “expanded affiliated group” generally means the foreign acquiring corporation and all subsidiary corporations in which such foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote and value) after the foreign acquiring corporation’s acquisition of the assets of the U.S. corporation.

We do not expect to satisfy the substantial business activities test, and accordingly, we must determine whether the Ownership Test has been met.

Based on the complex rules for determining share ownership under section 7874 of the Code and Treasury Regulations promulgated thereunder and certain factual assumptions, our view is that immediately after completion of the Business Combination, former shareholders of Arisz owned, by reason of owning (or being treated as owning) stock of Arisz, less than 80% of the voting power and value of the Class A Ordinary Shares. Therefore, we do not expect to satisfy the Ownership Test, and our view is that section 7874 applies in a manner such that we are not treated as a U.S. corporation for U.S. federal income tax purposes. However, our position depends in part on the position that the Ownership Test is determined after the Business Combination rather than immediately after the Redomestication Merger for purposes of section 7874 of the Code.

No IRS ruling has been requested or will be obtained regarding the U.S. federal income tax consequences of the Business Combination. If the IRS were to apply section 7874 of the Code immediately after completion of the Redomestication Merger, but before the Business Combination, then section 7874 of the Code is generally expected to treat us as a U.S. corporation for U.S. federal income tax purposes.

The application of the Ownership Test is extremely complex. The applicable Treasury Regulations relating to the Ownership Test are subject to significant uncertainty and there is limited guidance regarding their application. Moreover, the application of the Ownership Test to the facts and circumstances of the Business Combination are uncertain. Accordingly, our expectation that section 7874 of the Code does not apply to treat us as a U.S. corporation for U.S. federal income tax purposes is subject to challenge, and there can be no assurance that the IRS will not take a contrary position to those described above or that a court will not agree with a contrary position of the IRS in the event of litigation.

U.S. Federal Income Tax Consequences of Ownership and Disposition of Class A Ordinary Shares

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of Class A Ordinary Shares by U.S. Holders, assuming BitFuFu Inc. is not treated as a U.S. corporation for U.S. federal income tax purposes under Section 7874 of the Code.

Distribution on Class A Ordinary Shares

Subject to the PFIC rules discussed below “—Passive Foreign Investment Company Status,” a U.S. Holder generally will be required to include in gross income any distribution of cash or property paid on Class A Ordinary Shares that is treated as a dividend for U.S. federal income tax purposes. A distribution on such shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.

Dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that shares listed on the Nasdaq will be considered readily tradable on an established securities market in the United States. Although the Class A Ordinary Shares are currently listed on the Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company Status.”

The amount of any dividend paid in foreign currency will be the U.S. dollar value of the foreign currency distributed by us, calculated by reference to the spot exchange rate in effect on the date the dividend is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Generally, a U.S. Holder should not recognize any foreign currency gain or loss if the foreign currency is converted into U.S. dollars on the date the payment is received. However, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date such U.S. Holder actually converts the payment into U.S. dollars will be treated as ordinary income or loss.

To the extent that the amount of any distribution made by us on the Class A Ordinary Shares exceeds our current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the U.S. Holder’s Class A Ordinary Shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “—Sale, Exchange, Redemption or Other Taxable Disposition of Class A Ordinary Shares.” However, we may not calculate earnings and profits in accordance with U.S. federal income tax principles. In such event, a U.S. Holder should expect to generally treat distributions we make as dividends.

Sale, Exchange, Redemption or Other Taxable Disposition of BitFuFu Securities

Subject to the discussion below under “—Passive Foreign Investment Company Status,” a U.S. Holder will generally recognize gain or loss on any sale, exchange, or other taxable disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Class A Ordinary Shares will generally be capital gain or loss and will be long-term capital gain or loss if the holder’s holding period in the Class A Ordinary Shares exceeds one year at the time of the disposition. Preferential tax rates may apply to long-term capital gains of non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of Class A Ordinary Shares will generally be treated as U.S. source gain or loss.

Passive Foreign Investment Company Status

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder if we, or any of our subsidiaries, is treated as a PFIC for any taxable year during which the U.S. Holder holds Class A Ordinary Shares. A non-U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any entity in which it is considered to own at least 25% of the interest by value, is passive income, or (b) if at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any entity in which it is considered to own at least 25% of the interest by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. The application of these rules to digital assets and operations relating thereto, including Bitcoin and Bitcoin mining operations, is subject to uncertainty. For example, it is possible that our Bitcoin mining operations could cause us to hold digital assets that are treated as commodities or non-inventory property, the excess of gains over losses from the disposition of which could be treated as passive income. Further, the digital assets themselves could be treated as passive assets.

Whether we or any of our subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of Class A Ordinary Shares and how, and how quickly, we use liquid assets and cash obtained in the Business Combination may influence whether we or any of our subsidiaries is treated as PFIC. Accordingly, we are unable to determine whether we or any of our subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we do not expect to provide a PFIC annual information statement for 2024 or going forward, which will preclude U.S. Holders from making or maintaining a “qualified electing fund” election under section 1295 of the Code.

If we were determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Class A Ordinary Shares and, in the case of Class A Ordinary Shares, the U.S. Holder did not make a valid “mark-to-market” election, such U.S. Holder generally will be subject to special rules with respect to: (i) any gain recognized by the U.S. Holder on the sale or other disposition of Class A Ordinary Shares and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such ordinary shares).

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for Class A Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. holder recognized gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held Class A Ordinary Shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years.

If a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its Class A Ordinary Shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that we are treated as a PFIC the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously recognized income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the Class A Ordinary Shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its Class A Ordinary Shares and for which we are treated as a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including Nasdaq (on which the Class A Ordinary Shares are listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard with respect to the Class A Ordinary Shares. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect of Class A Ordinary Shares under their particular circumstances.

If we are a PFIC and, at any time, has a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we were to receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC (even though such U.S. Holder would not receive the proceeds of those distributions or dispositions) or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide any such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Class A Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to Class A Ordinary Shares under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends (including constructive dividends) received by U.S. Holders of Class A Ordinary Shares, and the proceeds received on the disposition of Class A Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Certain U.S. Holders holding specified foreign financial assets with an aggregate value in excess of the applicable dollar threshold are required to report information to the IRS relating to Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by U.S. financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return, for each year in which they hold Class A Ordinary Shares. In addition to these requirements, U.S. Holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. Holders who are required to report specified foreign financial assets on IRS Form 8938 and/or foreign bank and financial accounts on FinCEN Report 114 and fail to do so may be subject to substantial penalties. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Class A Ordinary Shares.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, by filing the appropriate claim for refund and timely providing the required information to the IRS.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

The financial statements of Finfront as of and for the period from December 2, 2020 (inception) to December 31, 2020 and the years ended December 31, 2021 and 2022 included in this Report have been audited by WWC, P.C., an independent registered public accounting firm as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Arisz Acquisition Corp. for the years ended September 30, 2023 and 2022, included in this Report have been audited by Marcum LLP, independent registered public accounting firm, as set forth in their report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, thereon, appearing elsewhere in this Report, and are included in reliance on such report given upon such firm as experts in auditing and accounting.

H.	Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.	Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial instruments that potentially expose Finfront to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets and accounts receivables. Finfront places the cash and cash equivalents with financial institutions with high credit ratings and quality. Finfront conducts credit evaluations of customers, and generally do not require collateral or other security from its customers. Finfront establishes an allowance for doubtful accounts primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, refer to the current expected credit loss policy.

Finfront holds digital assets for its own and for its customers. The following table sets forth the balance of Finfront’s digital assets as of the dates indicated.

	As of December 31,			As of June 30,
	2020	2021	2022	2023
	US$	US$	US$	US$
USDT	1,251,806	3,902,428	55,515	48,183
Bitcoin	34,970	9,117	7,938,439	18,266,559
Others	71	15,279	16,584	21,536
	1,286,847	3,926,824	8,010,538	18,336,278

The following table sets for the balance of safeguarding assets related to custodian digital assets of customers as of the dates indicated.

	As of December 31,			As of June 30,
	2020	2021	2022	2023
	US$	US$	US$	US$
USDT	1,169	168,488	—	—
Bitcoin	35,555	6,193,582	—	—
Others	1,613	29,461	—	—
	38,337	6,391,531	—	—

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Following the consummation of the Business Combination, we have assumed all outstanding Arisz Warrants and converted such them into corresponding warrants to purchase Class A Ordinary Shares. Each Warrant entitles the holder thereof to purchase three fourths (3/4) of one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. There are 7,176,389 Warrants outstanding as of February 29, 2024. For details of the Warrants, please refer to Exhibit 2.4 and 2.5 to this Report.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Finfront Holding Company as of December 31, 2020, 2021 and 2022 and June 30, 2023 and for the 2020 period, the years ended December 31, 2021 and 2022 and the six months ended June 30, 2022 and 2023 are filed as part of this Report beginning on page F-2.

The financial statements of Arisz Acquisition Corp. as of September 30, 2023 and 2022 and for the years then ended, and as of December 31, 2023 and for the three months ended December 31, 2023 and 2022 are filed as part of this Report beginning on page F-62.

The unaudited pro forma condensed combined financial information of Finfront and Arisz are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBIT

Exhibit Number	Description

1.1*	Amended and Restated Memorandum and Articles of Association of BitFuFu Inc., as currently in effect.

2.1	Specimen Class A Ordinary Share Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.2	Specimen Class B Ordinary Share Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.3*	Specimen Warrant Certificate of BitFuFu Inc.

2.4	Warrant Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.5

Supplemental Warrant Agreement, dated December 19, 2023, by and among Arisz Acquisition Corp., BitFuFu Inc., and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023)

4.1	Merger Agreement dated January 21, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.2	Amendment No. 1 to Merger Agreement dated April 4, 2022 by and among Arisz Acquisition Corp. and Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.3	Amendment No. 2 to Merger Agreement dated October 10, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.4	Amendment No. 3 to Merger Agreement dated April 24, 2023 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.5	Amendment No. 4 to Merger Agreement dated July 28, 2023 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.6	Joinder Agreement dated April 4, 2022 by and among Arisz Acquisition Corp. and Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.6 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.7	Supplemental Joinder Agreement dated December 20, 2023 by and among Arisz Acquisition Corp., Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.8	Letter Agreements, dated November 17, 2021, by and between Arisz Acquisition Corp. and each of its officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.9	Letter Agreement, dated November 17, 2021, by and between Arisz Acquisition Corp. and Arisz Investment LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.10	Investment Management Trust Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.11	Registration Rights Agreement, dated November 17, 2021, by and among Arisz Acquisition Corp. and the initial stock-holders of Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.12	Stock Escrow Agreement, dated November 17, 2021, by and among Arisz Acquisition Corp., Continental Stock Transfer & Trust Company and the initial stockholders of Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.13	Sponsor Support Agreement dated January 21, 2022, by and among Arisz Acquisition Corp., Finfront Holding Company and certain stockholders (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.14	Finfront Shareholder Support Agreement, dated as of January 21, by and among certain shareholders, Finfront Holding Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.15*	Form of Lock-up Agreement.

4.16*	Form of Amended and Restated Registration Rights Agreement.

4.17	Amended and Restated Subscription Agreements, by and between Arisz Acquisition Corp. and Arisz Investment LLC, and by and between Arisz Acquisition Corp. and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.18	Backstop Agreement dated as of October 13, 2022 by and among Arisz Acquisition Corp., Finfront Holding Company, BitFuFu Inc. and Arisz Investment LLC (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.19	Amendment No. 1 to the Investment Management Trust Agreement, dated as of November 17, 2021, by and between Arisz Acquisition Corp. and Continental Stock Transfer & Trust Company, dated November 15, 2023 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.20	Form of Amended and Restated PIPE Subscription Agreement (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.21	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.1†	Hash Computer Server Cooperation Agreement dated June 15, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023)

10.2†	Server Purchase and Hosting Service Framework Agreement dated June 25, 2021 (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023)

10.3†	Supplementary Agreement to Server Purchase and Hosting Service Framework Agreement dated October 20, 2021 (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023)

10.4	Supplementary Agreement-Novation and Assignment dated October 30, 2021 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023)

10.5	Form of Cloud Mining Service Agreement (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023)

10.6†	Service Framework Agreement between Ethereal Tech Pte. Ltd and Bitmain Technologies Limited dated December 20, 2021 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023)

10.7†	Futures Sales and Purchase Agreement between Bitmain Technologies Limited and FuFu Technology Limited dated July 30, 2021 and Supplemental Agreements thereto dated September 17, 2021, October 30, 2021 and September 1, 2022 (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023)

10.8*	2022 Share Incentive Plan

8.1*	List of subsidiaries.

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Finfront Holding Company and Arisz Acquisition Corp.

15.2*	Consent of WWC, P.C. Certified Public Accountants, as the independent registered accounting firm for Finfront Holding Company.

15.3*	Consent of Marcum LLP, as the independent registered accounting firm for Arisz Acquisition Corp.

*	Filed herein.

†	Confidential treatment has been requested for portions of this exhibit. Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the SEC upon request.

All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on our behalf.

BitFuFu Inc.

Date: March 6, 2024	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Director, Chief Executive Officer

FINFRONT HOLDING LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2020, 2021 and 2022	F-3
Consolidated Statements of Comprehensive (Loss) Income for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021	F-4
Consolidated Statements of Shareholders’ (Deficit) Equity for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021	F-5
Consolidated Statements of Cash Flows for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021	F-6
Notes to the Consolidated Financial Statements	F-8

Consolidated Balance Sheets as of December 31, 2022 and Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2023	F-36
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2022 and 2023	F-37
Unaudited Interim Condensed Consolidated Statements of Shareholders’ Equity for the Six Months Ended June 30, 2022 and 2023	F-38
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2022 and 2023	F-39
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-41

ARISZ ACQUISITION CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of
Finfront Holding Company

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Finfront Holding Company and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2021.
San Mateo, California

May 12, 2023

FINFRONT HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2022	2021
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		60,430,786	13,312,086
Digital assets of the Company	3	8,010,538	3,926,824
Safeguarding assets related to custodian digital assets of customers	4	—	6,391,531
Accounts receivables, net	5	6,269,847	12,386,322
Amount due from a related party	17	37,316	75,275,000
Prepayments		13,273,989	4,368,510
Equity securities	6	1,250,000	—
Other current assets	7	300,777	583,610
Total current assets		89,573,253	116,243,883

Non-current assets:
Equipment, net	8	106,290,963	51,336
Deferred tax assets, net	12	4,471,142	—
Total non-current assets		110,762,105	51,336

Total assets		200,335,358	116,295,219

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables		38,122	10,847,707
Contract liabilities	10	6,442,873	17,427,032
Customer deposit liabilities	11	—	75,275,000
Taxes payables		5,126,203	1,033,384
Safeguarding liabilities related to custodian digital assets of customers	4	—	6,391,531
Accrued expenses and other payables	13	3,291,619	414,929
Amount due to related parties	17	67,162,189	71,559
Total current liabilities		82,061,006	111,461,142

Non-current liabilities:
Long-term payables	9	109,435,141	—
Total non-current liabilities		109,435,141	—

Total liabilities		191,496,147	111,461,142

Commitments and contingencies		—	—

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; 157,894,737 issued and outstanding as of December 31, 2022 and 2021)		1,579	1,579
Subscription receivable		(1,500)	(1,564,000)
Additional paid-in capital		1,562,421	1,562,421
Retained earnings		7,276,711	4,834,077
Total shareholders’ equity		8,839,211	4,834,077

Total liabilities and shareholders’ equity		200,335,358	116,295,219

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the year ended December 31,		For the period from December 2, 2020 (inception) to December 31,
	Notes	2022	2021	2020
		US$	US$	US$
Total revenues	14	198,198,774	103,043,585	102,260

Cost of revenues
Cost of revenue incurred to a related party	17	(83,877,580)	(7,007,454)	—
Cost of revenues incurred to third parties		(59,954,875)	(87,007,158)	(90,617)
Cost of revenue – depreciation and amortization		(18,134,149)	—	—
Total cost of revenues		(161,966,604)	(94,014,612)	(90,617)

Gross profit		36,232,170	9,028,973	11,643

Operating expenses
Sales and marketing expenses		(1,952,111)	(1,606,731)	(3,395)
General and administrative expenses		(2,735,501)	(1,421,509)	(44,931)
Research and development expenses		(1,564,367)	(469,931)	(57,616)
Credit loss provision for receivables	5	(608,188)	—	—
Impairment loss on assets held by FTX	7	(9,826,600)	—	—
Impairment loss on digital assets	3	(12,948,969)	—	—
Impairment loss on mining equipment	8	(11,849,595)	—	—
Loss on disposal of subsidiary		—	(64,490)	—
Realized gain on sales of digital assets	15	4,947,841	369,200	1,567
Realized fair value gain on digital asset borrowings	16	4,206,292	—	—
Total operating expenses		(32,331,198)	(3,193,461)	(104,375)

Operating profit/(loss)		3,900,972	5,835,512	(92,732)

Interest expense		(2,517,119)	—	—
Interest income		343,188	135,300	—
Other income		49,664	632	566
Other expenses		—	(1,750)	—
Income/(Loss) before income taxes		1,776,705	5,969,694	(92,166)
Income tax credit/(expense)	12	665,929	(1,043,451)	—
Net income/(loss) and total comprehensive income/(loss)		2,442,634	4,926,243	(92,166)

Earnings (Loss) per share:
Ordinary shares – basic and diluted	19	0.02	0.03	—

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	19	157,894,737	157,894,737	157,894,737

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT)/EQUITY

		Ordinary shares		Subscription	Additional paid-in	(Accumulated deficit)/retained	Total shareholders’
	Note	Shares	Amount	receivable	capital	earnings	(deficit)/equity
			US$	US$	US$	US$	US$
Balance as of December 2, 2020 (inception)		—	—	—	—	—	—
Issuance shares for the reorganization and recapitalization	1	157,894,737	1,579	(1,564,000)	1,562,421	—	—
Net loss		—	—	—	—	(92,166)	(92,166)
Balance as of December 31, 2020		157,894,737	1,579	(1,564,000)	1,562,421	(92,166)	(92,166)
Net income		—	—	—	—	4,926,243	4,926,243
Balance as of December 31, 2021		157,894,737	1,579	(1,564,000)	1,562,421	4,834,077	4,834,077
Receipt of subscription proceeds from a shareholder for the issuance of ordinary shares		—	—	1,562,500	—	—	1,562,500
Net income		—	—	—	—	2,442,634	2,442,634
Balance as of December 31, 2022		157,894,737	1,579	(1,500)	1,562,421	7,276,711	8,839,211

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the year ended December 31,		For the period from December 2, 2020 (inception) to December 31,
	Notes	2022	2021	2020
		US$	US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)		2,442,634	4,926,243	(92,166)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Loss on disposal of a subsidiary		—	64,490	—
Net income received or to be received by digital assets	3	(100,980,973)	(3,422,161)	(10,382)
Impairment loss on digital assets		12,948,969	—	—
Credit loss provision for receivables		608,188	—	—
Impairment loss on assets held by FTX	7	9,826,600	—	—
Impairment loss on mining equipment	8	11,849,595	—	—
Realized fair value gain on digital asset borrowings		(4,206,292)	—	—
Realized gain on sale/exchange of digital assets		(4,947,841)	(369,200)	—
Depreciation of equipment:	8
– Servers, computers, and network equipment		22,304	2,860	—
– Mining equipment		18,134,149	—	—
Deferred income tax	12	(4,471,142)	—	—

Changes in operating assets and liabilities:
Prepayments		(481,378)	2,491,784	—
Amount due to a related party		132,799,111	(75,275,000)	—
Other current assets		(2,368,589)	(148,100)	—
Accounts payables		25,214	—	102,548
Customer deposit liabilities		(75,275,000)	75,275,000	—
Contract liabilities		(8,075,000)	10,947,311	—
Taxes payables		4,092,819	1,033,384	—
Accrued expenses and other payables		612,623	399,931	—
Net cash (used in)/generated from operating activities		(7,444,009)	15,926,542	—

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of digital assets	3	71,354,362	13,131,775	—
Purchase of digital assets	3	(10,824,901)	(15,692,035)	—
Purchases of equipment		(3,855,215)	(54,196)	—
Prepayment for equity securities		(750,000)	—	—
Purchase of equity securities		(1,250,000)	—	—
Net cash generated from/(used in) investing activities		54,674,246	(2,614,456)	—

FINFRONT HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

		For the year ended December 31,		For the period from December 2, 2020 (inception) to December 31,
	Notes	2022	2021	2020
		US$	US$	US$
CASH FLOWS FROM FINANCING ACTIVITIES
Subscription proceeds for the issuance of ordinary shares		1,562,500	—	—
Payment of deferred offering costs		(1,674,037)	—	—
Net cash used in financing activities		(111,537)	—	—

Net change in cash and cash equivalents		47,118,700	13,312,086	—
Cash and cash equivalents at beginning of year		13,312,086	—	—
Cash and cash equivalents at end of year		60,430,786	13,312,086	—

SUPPLEMENTAL INFORMATION
Cash paid for interest		1,634,599	—	—
Cash paid for income tax		783,934	—	—

Supplemental non-cash operating activities
Net digital assets generated from operating activities	3	86,109,208	444,418	1,286,281

Supplemental non-cash investing activities
Net digital assets (used in)/generated from investing activities	3	(82,025,494)	2,195,559	566

Supplemental non-cash financing activities
Receivables in relation to the issuance of ordinary shares to shareholders		—	1,564,000	—
Purchases of equipment with unpaid costs in long-term payable		109,435,141	—	—

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

Nature of operations

Finfront Holding Company (‘‘Finfront’’ together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Law as an exempted company with limited liability. Ethereal Tech Pte. Ltd. (“Ethereal”, formerly named as Platinum Innovation Technology Pte. Ltd.”) was incorporated in Singapore on May 8, 2018 and was acquired by Finfront in October 2021 and became a wholly-owned subsidiary of the Company in connection with a corporate reorganization. Ethereal Tech US Corporation (“Ethereal US”), a wholly-owned subsidiary of Finfront, was incorporated in the State of Delaware on December 15, 2021. The Company is principally engaged in the provision of cloud mining business (“Principal Business”).

The Company operates under the trade name of “BitFuFu”, is a fast-growing digital asset mining service and world-leading cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. BitFuFu provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. BitFuFu maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

Reorganization

In preparation of its business combination with a special purpose acquisition company (“SPAC”) in the United States, the Company underwent a series of reorganization arrangements in prior year and the following transactions were undertaken to reorganize the legal structure.

(1)	Finfront was established by Sertus Nominees (Cayman) Limited on July 22, 2021. The issued ordinary share of Finfront was 1 share with par value at US$0.00001 when established. The issued 1 ordinary share was then transferred to Chipring Technology Limited (“Chipring”) and additional 149,999,999 ordinary shares with par value at US$0.00001 was allotted to Chipring on the same date of incorporation. The ultimate shareholder of Chipring was Mr. Liang Lu, who also held 100% equity interest of FuFu Technology Limited (“FUFU HK”), a company which was established in Hong Kong, before July 2021.

(2)	In August 2021, the ordinary shares of FUFU HK were increased from 1,000,000 shares with par value at HK$1 to 10,000,000 shares with par value at HK$1. The increased 9,000,000 shares were issued to Finfront. After the capital injection, Finfront held 90% equity interest of FUFU HK and Mr. Liang Lu held the rest 10% equity interest.

(3)	In October 2021, Mr. Liang Lu transferred the rest 10% equity interest in FUFU HK to Finfront and FUFU HK then became a wholly-owned subsidiary of Finfront.

(4)	In December 2021, Finfront issued additional 7,894,737 shares to Antdelta Investment Limited (“Antdelta”).

(5)	In January 2022, the Company entered into an equity transfer agreement with Sky Summit Ventures Limited for the transfer of all its 10,000,000 equity shares held in FUFU HK. The equity transfer was closed on January 26, 2022. Prior to the transfer, all business and main assets of FUFU HK has been transferred to Ethereal since November 2021. Therefore, the transfer did not have impact on the business of the Company.

(6)	In March 2022, Chipring transferred 7,894,737 shares to Fufu ESOP Limited (“FUFU ESOP”). As of December 31, 2022, Finfront was held by three shareholders, Chipring, Antdelta and FUFU ESOP, which hold 90%, 5% and 5% of equity interest of Finfront, respectively.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION (cont.)

After the series reorganization arrangements, Finfront has become the ultimate primary beneficiary of the Company. Since all entities involved in the reorganization arrangements are under common control of Mr. Liang Lu before and after the reorganization, the reorganization is accounted for in a manner similar to a pooling of interests with the assets and liabilities of the parties to the reorganization carried over at their historical amounts. Therefore, the accompanying consolidated financial statements were prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

As of the date of this report, there have been no new developments or changes to the reorganization arrangement, and it remains in place. Therefore, the Company’s financial statements continue to reflect the accounting treatment and consolidation of entities resulting from the reorganization arrangement, as described above.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:
Ethereal Tech Pte. Ltd. (“Ethereal”)	October 22, 2021	Singapore	100%	Provision of cloud mining services, miner hosting services, mining equipment sales and lease and sourcing services for mining equipment sales
Ethereal Tech US Corporation (“Ethereal US”)	December 15, 2021	United States	100%	Provision of self-mining activities
Lonshi Tech Canada Limited (“Lonshi”)	November 22, 2022	Canada	100%	Dormant

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements of the Company include the financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

Principles of consolidation

The accompanying consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, depreciable lives of equipment and assessment for impairment of long-lived assets. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is the U.S. dollars (“US$”). The functional currency of the Company and its subsidiaries which are incorporated in Singapore and United States (“US”) is also US$. The functional currencies of the other subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2022 and 2021, the Company had cash equivalents of approximately US$60.43 million and US$13.31 million, respectively.

Accounts receivable and allowance for doubtful accounts

The Company’s accounts receivable balance consists of amounts due from its cloud mining rewards and mining equipment sales income. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“ECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The ECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions.

Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.

Digital assets of the Company

Digital assets are included in current assets in the consolidated balance sheets as an indefinite lived intangible asset. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized at the fair value of the digital asset received. The Company recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets or for cash consideration using a first-in first-out method of accounting. Purchase of digital assets using fiat currency or sales of digital assets to obtain fiat currency is presented as investing activity in the consolidated cash flow of the Company.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and the Company recognized an impairment loss in an amount equal to that excess. The Company monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. The Company recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Safeguarding assets and safeguarding liabilities related to custodian digital assets of customers

The safeguarding liability and corresponding safeguarding asset of the Company presents the customers’ digital assets that are custodian in the Company’s accounts which are opened under the Company’s name in digital asset exchange and wallet. The Company has an obligation to use necessary means to safeguard those digital assets and to return the digital assets to the customers whenever they require. The Company is responsible for any associated risk. The Company’s loss exposure is based on the significant risks associated with safeguarding the digital assets held for its customers. We recognize and present an asset and a liability simultaneously on the consolidated balance sheets related to those safeguarding digital assets and corresponding obligations.

The Company applies Securities and Exchange Commission’s Staff Accounting Bulletin No. 121, dated March 31, 2022. The safeguarding liability and corresponding safeguarding asset related to custodian digital assets of customers are recognized at initial recognition and each reporting date at the fair value of the digital assets that the Company is responsible for holding for its platform users. The Company classifies the assets as current based on their purpose and availability to fulfill its direct obligation due to customers.

Equipment, net

Equipment is stated at cost less accumulated depreciation and impairment loss, if any. Equipment is depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives (3-5 years) on a straight-line basis.

Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. In accordance with ASC Topic 350, Goodwill and Other Intangible Assets (“ASC 350”), recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Equity securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

There was no impairment charge recognized for the period from December 2, 2020 (the inception date) to December 31, 2020, and for the year ended December 31, 2021. However, an impairment charge of approximately US$11.85 million was recognized for the year ended December 31, 2022.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election.

As the lessee, there was no lease assets included on our consolidated balance sheets for leased equipment as of December 31, 2021 and 2022, since all the leases of the Company are less than 12 months, and the Company employed the practical expedient for leases with terms for less than 12 months and did not account for such leases as right of use assets with corresponding lease obligations.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivables, deposits and other receivables, accounts payables, other payables and long-term payables.

As of December 31, 2021 and 2022, the carrying values of these financial instruments approximated their fair values.

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Company’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer; or

(ii)	creates and enhances an asset that the customer controls as the Company performs; or

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(iii)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If a customer pays consideration before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer.

Cloud mining solutions

The Company sells to customer one-stop cloud-mining solutions so that the customer can earn rewards of mining in the form of digital assets by using the purchased hash rate from the Company.

●	Contract with customers: The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform its obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash calculations they purchased will be provided; (b) to get the purchased hash calculations provided to the designated mining pool; and (c) to obtain the stably operated hash calculations during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

●	Identifying performance obligations: The cloud mining service that the Company promises to provide to a customer is to provide specified amount of running hash calculations (“Purchased Hash rate”) during the agreed service period to a customer by connecting Purchased Hash rate to the customer’s account with the designated mining pool and ensuring the Purchased Hash rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation.

●	Determining the transaction price: In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by “unit price of cloud mining service fees * amount of Purchased Hash rate * agreed service period”. The “unit price of cloud mining service fees” is a fixed price during the agreed service period denominated in US$ and determined based on internal pricing model of the Company. The “amount of Purchased Hash rate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in US$ or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the US$ equivalent at the then spot rate for the US$ to the digital asset at the moment of settlement. The Company does not bear any risk regarding variation in the spot rate of US$ to digital assets. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fee are recorded as deferred revenue under contract liabilities and recognizes to revenue as the performance obligation is fulfilled.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: Initially, the Company deploys miners sourced from its suppliers or miners owned by the Company itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data centre rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages the services of providing hash calculations using these miners and integrates it with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of cloud mining services. The Company then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. The Company accounts for the sale of cloud-mining services using the gross method as the Company acts as a principal who procures the right to utilize mining equipment and other infrastructures from various suppliers to provide hash calculations, and repackages and integrates such services with other critical services to form a combined service that is the cloud-mining service, and transfers control of the cloud-mining service to its customers. When the Company delivers the Purchased Hash rate by providing hash calculations to the mining pool designated by the customer, the control of such Purchased Hash rate has been transferred to the customer. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the act of mining pool operator. In addition, the Company does not have any explicit or implicit repurchase agreement with customers.

The Company transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs. Therefore, the Company satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. The Company’s system records the amount of hash calculations and its actual service time period for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual service time period to the whole agreed service period.

Hosting services

●	Contract with customers: Pursuant to the “Miner Hosting Service Contract” (“Hosting Contract”) agreed by the Company and the customers, the Company will provide hosting services to the customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miners”). When the Miners are hosted, the customers retain the right to ownership of the hosted Miners and are entitled to all the rights and benefits derived outputs generated by the hosted Miners. The Hosting Contract may be terminated by the customer without penalty if the customer applies for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosed is delayed over ten days. The Hosting Contract may be terminated by the Company without penalty in several circumstances as agreed in the contract. If the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment and any logistics costs occurred in retaking the equipment shall be borne by the customers.

●	Identifying performance obligations: According to the Hosting Contract, the customer entrusts the Company to deploy, operate and manage the customer’s Miners. The hosting services include electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operation stability of the hosted Miner and working with the mining facility for implementation. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure the Company’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	Determining the transaction price: By providing the above services, the Company charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. The Company typically receives payment upfront for such services and records them under contract liabilities as deferred revenue, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract, if applicable.

In addition, there is a variable consideration:    when the value of the cumulated net Miner outputs received by the customer during the hosting contract period is greater than the cost of the underlying Miners, the Company will charge the customer an output sharing fee as an additional hosting service fee which is a percentage of the additional net Miner outputs. The percentage of the additional net Miner outputs varies depending on different customers. Considering the value of future mining output of the hosted Miners cannot be reasonably estimated due to the uncertainty of future mining difficulty and future price of bitcoins, which are not under the control of the Company, it cannot be estimated when the cost of the customer’s Miner is recovered and how much output sharing fees the Company can obtain. Therefore, no output sharing fees will be recognized as revenue in the profit or loss until it is not highly probable to be reversed. During the financial period/years ended December 31, 2020, 2021 and 2022, the Company did not share in the payout earned by its customers from hosting services.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: the Company’s performance obligation related to the hosting service is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis.

Management has determined that the aforementioned services represent a series of performance obligations that should not be separated and recognize individually, but rather as a whole over time in accordance with the Hosting Contract entered into by the Company and the customer. The Company typically receives payment upfront for such services and records them to contract liabilities as deferred revenue, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract. The revenue is recognized straight-line over the life of the contract.

Leasing of mining equipment

The Company lease mining equipment to customers with fixed monthly lease payments for an initial short-term period and usually less than 6 months. Without any criteria of sales-type lease or direct financing lease are met, the leasing arrangement of the Company, which acts as a lessor, is classified as an operating lease under ASC 842, Leases. Management determines that there is a single performance obligation when the Company leases mining equipment to customers. Revenue for the leasing of mining equipment is recognized over time as services are rendered to the customers. Customers typically make payment upfront, and those funds are recorded as deferred revenue within contract liabilities and are recognized straight line over the contract lease term.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling of mining equipment

The Company sells mining equipment to customers. Before the Company receives order from the customers, the Company signed purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of mining machine is transferred from the Company to customers, evidenced by documentation of delivery and customer acceptance. The Company may receive payments prior to delivery of the mining equipment and records funds received as deferred revenue under contract liabilities, or the Company may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery.

Sourcing commission for mining equipment

The Company acts as an agent between its customers and digital mining equipment suppliers to facilitate its customers’ purchase of mining equipment from suppliers. When providing sourcing service, the Company matched the demand of its customer with the products of a viable supplier. The Company helped the customer to negotiate procurement price, payment, and other contractual terms, and coordinated the logistics for delivery of the mining equipment to the customers. The mining equipment was directly delivered from the supplier’s factory to the customer. The Company has no control over the mining equipment prior to delivery to the customer as well as no risk and obligation toward those mining equipment. The Company merely recognized commission revenue based on the net revenue amount in this kind of transaction upon the delivery of mining equipment to customers. Payments are typically received in advance and are accounts for as advanced from customers and contract liability until delivery, at which point the receipt in advance from customer is offset with the prepayment to the supplier and the difference representing the commission is recognized to revenue.

Cryptocurrency self-mining revenue

The Company has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, the Company has concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations.

The Company’s enforceable right to compensation only begins once the Company commences performing hash calculations for the mining pool operators. The Company is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing a service to perform hash calculations for the pool operators is the only performance obligation in the Company’s arrangements with mining pool operators and is an output of the Company’s ordinary activities.

The Company is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been mined using the hash calculations performed by the Company according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current blockchain difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the mining pools in which the Company participated is the Full-Pay-Per-Share (“FPPS”) method. The Company’s total compensation is calculated using the following formula: the sum of the Company’s share of (1) block rewards and (2) transaction fees, less (3) mining pool operating fees.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(1)	Block rewards represent the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors each determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by the Company is calculated by dividing (a) the total amount of hash calculations the Company provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees represent the Company’s share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) the Company’s block rewards earned as calculated in (1) above.

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

The non-cash consideration in exchange for the Company’s performing hash calculations, including block rewards and transaction fees, is variable because it depends in parts on the amount of hash calculations the Company performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. The Company is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, the Company is not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

For each contract, the Company measures the non-cash consideration using the average of daily quoted US$ spot rate of Bitcoin on the date of contract inception. For each contract, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

The Company had no self-mining activities in the period/year ended December 31, 2020 and 2021.

Cost of revenues

Cost of revenues are basically consistent with the above revenue streams, mainly like lease expense of mining equipment, depreciation expense of self-own mining equipment, outsourcing fee, electricity, platform technology fee, web service fee, salaries, allocated overhead, purchase cost of mining equipment and sourcing expenses.

Sales and marketing expenses

Sales and marketing expenses consist primarily of sales commissions, advertising expenses, marketing and promotional expenses, salaries and other compensation-related expenses to sales and marketing personnel. Advertising expenses consist primarily of costs for the promotion of corporate image and product marketing. The Company expenses all advertising costs as incurred.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions and those not specifically dedicated to research and development activities, depreciation of fixed assets which are not used in research and development activities, legal and other professional services fees and other general corporate related expenses.

Research and development expenses

Research and development expenses consist primarily of payroll and related personnel costs and technical service fees in relation to the upgrade of the Company’s platform and technical system. Research and development expenses are expensed as incurred.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the combined and consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

Comprehensive (loss) income

The Company applies ASC 220, Comprehensive Income, (“ASC 220”), with respect to reporting and presentation of comprehensive loss and its components in a full set of financial statements. Comprehensive loss is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the period and year presented, the Company’s comprehensive (loss) income includes net (loss) income.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole, the Company has one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company primarily makes sales to customers all over the world through its website, no geographical segments are presented.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Earnings (Loss) per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings (loss) per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets and accounts receivables. The Company places cash and cash equivalents with financial institutions with high credit ratings and quality. The Company conducts credit evaluations of customers, and generally do not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, to refer to the current expected credit loss policy.

The Company held its own digital assets of approximately US$3.93 million and US$8.01 million and held digital assets on behalf of customers of approximately US$6.39 million and Nil as of December 31, 2021, and 2022 respectively.

Related party transactions

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions in Note 17 to the financial statements.

Recent accounting pronouncements

The Company is an emerging growth company (‘‘EGC’’) as defined by the Jumpstart Our Business Startups Act (‘‘JOBS Act’’). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company elected to take advantage of the extended transition periods. However, this election will not apply should the Company cease to be classified as an EGC.

In March 2022, the SEC staff released Staff Accounting Bulletin No. 121 (“SAB 121”), which expressed the views of the SEC staff regarding the accounting for obligations to safeguard crypto-assets an entity holds for users of its crypto platform. This guidance requires entities that hold crypto-assets on behalf of platform users to recognize a liability to reflect the entity’s obligation to safeguard the crypto-assets held for its platform users. The liability should be measured at initial recognition and each reporting date at the fair value of the crypto-assets that the entity is responsible for holding for its platform users. The entity should also recognize an asset at the same time that it recognizes the safeguarding liability, measured at initial recognition and each reporting date at the fair value of the crypto-assets held for its platform users, subject to adjustments to reflect any actual or potential safeguarding loss events. The entity should also describe the asset and the corresponding liability in the footnotes to the financial statements and consider including information regarding who (e.g., the company, its agent, or another third party) holds the cryptographic key information, maintains the internal recordkeeping of those assets, and is obligated to secure the assets and protect them from loss or theft. The Company adopted this guidance as of June 30, 2022 with retrospective application as of December 31, 2021, and concluded that as of December 31, 2021, US$6.4 million of safeguarding liabilities and corresponding safeguarding assets were subject to the guidance in SAB 121 and were recorded on the Company’s statement of financial position.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

New Accounting Standards That Have Not Yet Been Adopted

ASU 2021-08, Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

The amendments in this Update address how to determine whether a contract liability is recognized by the acquirer in a business combination. The amendments also provide specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination.

New accounting standards that have not yet been adopted

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments.

Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

3.	DIGITAL ASSETS OF THE COMPANY

Digital assets are accounted for as an indefinite lived intangible asset and are initially measured at cost. The Company assigns costs to transactions on a first-in, first-out basis. When performing impairment testing, the fair value is measured using the quoted price of the digital assets in the industry recognized cryptocurrency website Coinbase (www.coinbase.com) at the time its fair value is being measured.

The Company would also perform impairment assessment whenever events or changes in circumstances occur indicating that it is more likely than not that the Bitcoins are impaired. The Company recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. Impairment of digital assets recorded in the Company’s results of operations for the for the period/year ended December 31, 2020 and 2021 was nil, and December 31, 2022 was US$12.95 million.

During the financial year, the Company calculates impairment on digital assets using the lowest US$ Bitcoin spot rate at any point of time during the day, whenever the carrying value of the Company’s digital assets exceeds the fair value of the digital assets.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	DIGITAL ASSETS OF THE COMPANY (cont.)

The balance of the Company’s digital assets consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Bitcoin	7,938,439	9,117
USDT	55,515	3,902,428
Others	16,584	15,279
	8,010,538	3,926,824

The following table presents the movement for digital assets of the Company for the year ended December 31, 2021 and 2022:

	BTC	USDT	ETH and others	Total
	US$	US$	US$	US$
Balance as of December 31, 2020	34,970	1,251,806	71	1,286,847
Digital assets received from customers for products and services	46,441,071	36,527,839	1,069,113	84,038,023
Interest income	—	135,300	—	135,300
Converted (to)/from other digital assets or fiat cash	(45,574,943)	49,556,573	(1,052,171)	2,929,459
Costs and expenses paid in digital assets	(891,981)	(83,069,090)	(1,734)	(83,962,805)
USDT lent to a third party	—	(500,000)	—	(500,000)
Balance as of December 31, 2021	9,117	3,902,428	15,279	3,926,824

Digital assets received from customers for products and services	28,267,623	93,263,881	193,773	121,725,277
Revenue generated from Bitcoin self- mining operation	60,290,623	—	—	60,290,623
Converted (to)/from other digital assets or fiat cash, net	(60,242,672)	(97,448)	(189,341)	(60,529,461)
Costs and expenses paid in digital assets	(8,849,068)	(75,517,313)	(3,127)	(84,369,508)
Purchase of mining equipment	—	(21,496,033)	—	(21,496,033)
Net gain on settlement of digital asset borrowings	4,206,292	—	—	4,206,292
Digital assets due from FTX	(7,742,348)	—	—	(7,742,348)
Impairment loss of bitcoins	(12,948,969)	—	—	(12,948,969)
Realized gain on sale/exchange of bitcoins	4,947,841	—	—	4,947,841
Balance as of December 31, 2022	7,938,439	55,515	16,584	8,010,538

The net income received or to be received by digital assets, as presented in consolidated statement of cash flow, consists of following item (a), (b), (c) and (d).

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	DIGITAL ASSETS OF THE COMPANY (cont.)

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the years ended December 31, 2021 and 2022:

	For the year ended December 31,
	2022	2021
	US$	US$
DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized from selling products and services which was settled or will be settled by digital assets(a)	119,117,153	91,183,384
Adjusted by the changes of operating assets and liabilities:
Account receivables to be settled in digital assets	5,517,283	(12,386,322)
Contract liabilities received in digital assets	(2,909,159)	5,240,961
Digital assets received from customers for products and services	121,725,277	84,038,023

Revenue recognized from Bitcoin self-mining operation(b)	60,290,623	—

Cost and expenses settled or to be settled by digital assets(c)	(78,426,803)	(87,896,523)
Adjusted by the changes of operating assets and liabilities:
Prepayments made in digital assets to suppliers	(4,750,064)	(6,807,383)
Accounts payable to be settled in digital assets	(2,727,565)	10,701,111
Payments made in digital assets by related party on behalf of Company	(37,316)	24,993
Other payables to be settled in digital assets	1,572,240	14,997
Costs and expenses paid in digital assets	(84,369,508)	(83,962,805)

Impairment of digital assets	(12,948,969)	—
Digital assets due from FTX (note 7)	(7,742,348)	—
Net gain on settlement of digital asset borrowings	4,206,292	—
Realized gain on sale/exchange of digital assets	4,947,841	369,200
Digital assets generated from operating activities	86,109,208	444,418

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Digital assets purchased by fiat cash	10,824,901	15,692,035
Sales of digital assets in exchange of fiat cash	(71,354,362)	(13,131,775)
Purchase of property and equipment	(21,496,033)	—
Interest income from digital assets(d)	—	135,299
Digital asset lent to a third party (note 7)	—	(500,000)
Net digital assets (used in)/ generated from investing activities	(82,025,494)	2,195,559

Net increase in digital assets	4,083,714	2,639,977
Digital assets of the Company at beginning of year	3,926,824	1,286,847
Digital assets of the Company at end of year	8,010,538	3,926,824

4.	SAFEGUARDING ASSETS AND SAFEGUARDING LIABILITIES RELATED TO CUSTODIAN DIGITAL ASSETS OF CUSTOMERS

The balance represents the safeguarding liability and corresponding safeguarding asset of the Company for the custodian digital assets of customers in the Company’s platform.

During 2021 and early 2022, the Company allows its customers to store their bitcoin mining rewards in the Company’s digital wallets free of charge. Customers also deposit an immaterial amount of other digital assets such as USDT in the Company’s digital wallets to facilitate the future transactions of the customers on the Company’s platform.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	SAFEGUARDING ASSETS AND SAFEGUARDING LIABILITIES RELATED TO CUSTODIAN DIGITAL ASSETS OF CUSTOMERS (cont.)

The Company opens a separate account on Coinbase to hold the customers’ digital assets and maintains internal recordkeeping of the digital assets for each of the customer. The Company’s contractual arrangements state that its customers retain legal ownership of the custodian digital assets; have the right to withdraw, sell, pledge, or transfer the digital assets; and also benefit from the rewards and bear the risks associated with the ownership, including as a result of any price fluctuations of the digital assets. The customer also bears the risk of loss as a result of fraud or theft, unless the loss was caused by the Company’s gross negligence or the Company’s wilful misconduct.

	As of December 31,
	2022	2021
	US$	US$
USDT	—	168,488
Bitcoin	—	6,193,582
Others	—	29,461
	—	6,391,531

As of December 31, 2022, the Company ceased offering custodial services for digital assets. As a result, the balance of digital assets held on behalf of customers has been reduced to zero as at the end of the reporting period. The Company no longer allow customers to store their Bitcoin mining rewards or any deposit of digital assets in the Company’s digital wallets.

5.	ACCOUNTS RECEIVABLES, NET

Accounts receivables and the allowance for doubtful debt consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Accounts receivables	6,878,035	12,386,322
Allowances for expected credit losses	(608,188)	—
	6,269,847	12,386,322

6.	EQUITY SECURITIES

	As of December 31,
	2022	2021
	US$	US$
Investment of equity	1,250,000	—

	As of December 31,
	2022	2021
	US$	US$
Opening balance	—	—
Additions	1,250,000	—
Closing balance	1,250,000	—

On January 21, 2022, the Company entered into certain Agreement and Plan of Merger (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”) with Arisz Acquisition Corp., a Delaware corporation (“Arisz”), pursuant to which the Company will be merged with Arisz (the “Business Combination”).

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	EQUITY SECURITIES (cont.)

In connection with the execution of the Merger Agreement, Arisz Investment LLC (the “Sponsor”) and Ethereal Tech Pte. Ltd., a subsidiary of the Company (“ET”), entered into a stock purchase agreement (the “ET Stock Purchase Agreement”), pursuant to which ET purchased 128,206 shares of Arisz common stock (the “ET Shares”) from the Sponsor for a purchase price of US$1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to ET. The transfer of ET Shares was completed on May 11, 2022.

In addition, on October 10, 2022, the Sponsor and ET, entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement”), pursuant to which ET purchased 76,142 shares of Arisz common stock (the “Additional ET Shares”) from the Sponsor for a purchase price of $750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to ET. As of December 31, 2022, the transfer of Additional ET Shares has not been completed. The advance prepayment is included within “Prepayments”.

7.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Custodian assets held by FTX	9,826,600	—
USDT lent to a third party	—	511,786
Amount due from third parties	184,390	—
Interest receivable for bank fixed deposits	81,095	—
Others	35,292	71,824
Total	10,127,377	583,610
Minus: Allowance of credit loss for custodian assets held by FTX	(9,826,600)	—
	300,777	583,610

In November 2022, it was reported that FTX cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States. As of the time of such bankruptcy filing, the Company deposited U.S. Dollar fund amounted to approximately US$2.1 million and 480 units of Bitcoin, which was equivalent to approximately US$7.7 million after re-measurement using the carrying value of Bitcoin as of December 31, 2022 in its account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, the Company has reclassified those US$ and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	EQUIPMENT, NET

Equipment consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Servers, computer and network equipment	73,468	54,196
Mining equipment	136,226,403	—
Total cost of equipment	136,299,871	54,196
Less: accumulated depreciation:
– Servers, computers and network equipment	(25,164)	(2,860)
– Mining equipment	(18,134,149)	—
Total accumulated depreciation	(18,159,313)	(2,860)

Impairment loss	(11,849,595)	—
Net book value	106,290,963	51,336

Depreciation expenses were U$18,156,453 and US$2,860 for the year ended December 31,2022 and 2021 respectively.

During the year ended December 31, 2022, the Company’s operating performance was adversely affected by challenging business climate, such as a decrease in the price of Bitcoin and a resulting decrease in the market price of mining equipment. Furthermore, both primary and secondary market prices for ASIC mining equipment used by the Company in its business operations experienced significant declines from previous levels. Based on management’s impairment assessment, there is indication that the estimated fair value of the mining equipment was less than their net carrying value as of December 31, 2022 and an impairment charge of approximately US$11.85 million was recognized, decreasing the net carrying value of the Company’s mining equipment to their estimated fair value.

The Company has utilized the income approach to estimate the fair value of its mining equipment, based on various estimates developed by management. This approach involves estimating the present value of expected future cash flows generated by the asset, using various assumptions and inputs. The estimates used are considered unobservable Level 3 inputs, which are used to measure fair value when relevant observable inputs are not available. Changes in management’s assumptions or estimates could lead to different conclusions. The determination of fair value involves a significant degree of judgment, and the use of estimates and assumptions that are inherently uncertain. Accordingly, actual results may differ from our estimates, and the difference may be material. Additionally, continued elevated power costs, continued increases in the Bitcoin network hash rate, and further decreases in the value of Bitcoin in the market could result in further impairment of the Company’s mining equipment.

9.	LONG-TERM PAYABLES

	As of December 31,
	2022	2021
	US$	US$
Payables for purchasing mining equipment – non-current portion	109,435,141	—
	109,435,141	—

The balance of long-term payables for purchasing mining equipment represented the amount due to a supplier for the Company purchasing mining equipment from this supplier. Pursuant to the agreement entered between the parties, the purchase price is paid in two years without secured, however, any outstanding balance after the delivery of the equipment will be subjected to interest in an interest rate of 3% – 6% per annum until the date of settlement of the outstanding balance.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	CONTRACT LIABILITIES

Contract liabilities primarily represented 1) cloud mining service fees prepaid by customers for which the relevant services have not been provided. All service fees received in advance are initially recorded as deferred revenue upon commencement of the provision of services by the Company and are recognized in the consolidated statements of comprehensive income (loss) in the period in which the services are provided. In general, deferred revenue and prepayment from customer for sourcing commission of mining equipment transaction is non-refundable. The prepaid commission will be recognized as revenue of the Company when the equipment is delivered to the customer.

	As of December 31,
	2022	2021
	US$	US$
Deferred revenue for cloud mining solutions	6,442,873	9,352,032
Prepayment from customers for sourcing commission of mining equipment transaction	—	8,075,000
	6,442,873	17,427,032

11.	CUSTOMER DEPOSIT LIABILITIES

The balance of customer deposit liabilities as of December 31, 2021 was prepaid by customers for their procurement of mining equipment in the Company’s sourcing service transaction. In some sourcing service transaction, the Company signed agreements separately with the supplier and the customer to purchase mining equipment from the supplier and sell them to the customer. Therefore, the prepayment paid to the supplier (Note 17) and the deposit received from the customer, which will be offset with each other upon the delivery of the equipment to the customer, are presented separately in the consolidated balance sheet of the Company, and the net amount of consideration that the Company retains after paying the suppliers the consideration received from the customer is presented in contract liability (Note 10) and will be recognized as commission revenue upon the delivery of mining equipment to customers. During 2022, all equipment has been delivered to customers and there was no balance as of December 31, 2022.

12.	INCOME TAXES

Income tax expense was as follows:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31,
	2022	2021	2020
	US$	US$	US$
Current:
US-Federal (21%)	—	—	—
US-State (5%)	—	—	—
Foreign (17%)	3,805,213	1,043,451	—
Total current expense	3,805,213	1,043,451	—

Deferred:
US-Federal (21%)	(2,420,618)	—	—
US-State (5%)	(576,338)	—	—
Foreign (17%)	(1,474,186)	—	—
Total deferred benefit	(4,471,142)	—	—

Total income tax (credit)/expense	(665,929)	1,043,451	—

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	INCOME TAXES (cont.)

Effective tax rates differ from the federal statutory rate of 37.48% for 2022 and 17.48% for 2021 and 21% for 2020 applied to income before income taxes due to the following:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31,
	2022	2021	2020
	US$	US$	US$
Federal income tax expense (benefit) at the statutory rate	(2,420,618)	—	—
Effect of:
State taxes, net of federal benefit	(576,338)	—	—
Foreign taxes	2,331,027	1,043,451	—
Total	(665,929)	1,043,451	—

Year-end deferred tax assets and liabilities were due to the following:

The Company’s net deferred tax assets were as follows:

	As of December 31,
	2022	2021
	US$	US$
Deferred tax assets:
Impairment loss of digital assets	107,635	—
Impairment loss of mining equipment	3,080,895	—
Net operating loss carryforwards	1,555,942	—
Credit loss provision for receivables	131,472	—
Impairment loss on assets held by FTX	1,316,199	—
Others	647,893	—
	6,840,036	—

Deferred tax liabilities:
Depreciation of equipment	(2,368,894)	—
	(2,368,894)	—

Valuation allowance	—	—

Net deferred tax asset	4,471,142	—

	As of December 31,
	2022	2021
	US$	US$
Deferred tax assets:
Singapore	1,474,186	—
United States of America	2,996,956	—
Net deferred tax asset	4,471,142	—

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	INCOME TAXES (cont.)

Net operating loss carryforwards:

Ethereal US has approximately US$4.83 million and US$1.15 million of federal and state tax Net Operating Losses (“NOLs”), respectively, that may be available to offset future taxable income. Under the Tax Cuts and Jobs Act, US$4.83 million federal and US$1.15 million state NOLs incurred after December 31, 2017 are carried forward indefinitely, but may be limited in utilization to 80% of taxable income.

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2022, and 2021. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the years ended December 31, 2022, and 2021.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of the state of North Dakota, South Carolina, Montana and other states. Additionally, one of the subsidiaries is subject to income tax in Singapore. The Company has not been under tax examination in any jurisdiction for years ended December 31, 2021, and 2022.

13.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2022	2021
	US$	US$
Amount due to third parties	1,467,838	—
Interest payable	857,296	—
Accrued expenses	966,485	414,929
	3,291,619	414,929

The balance of interest payables represents the interest for the installment of long-term payables due to the mining equipment supplier. The annual interest rate on the outstanding mining equipment procurement payables was 3%. During the year ended 2022, the Company paid US$1.6 million in interest expenses to the supplier.

14.	REVENUE BY CATEGORIES

Revenue by products or services

The Company operates in a single operating segment that mainly includes: 1) providing cloud mining services; 2) providing mining machine hosting services; 3) leasing of mining equipment; 4) sourcing services for mining machine transactions; 5) selling of mining equipment; and 6) Bitcoin self-mining.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	REVENUE BY CATEGORIES (cont.)

The following table summarizes the revenue generated from different revenue streams:

	As of December31,		For the period from December 2, 2020 (inception) to December 31,
	2022	2021	2020
	US$	US$	US$
Sale of cloud mining solutions	99,391,592	75,855,841	102,260
Self-mining revenue	60,290,623	—	—
Selling of mining equipment	10,400,000	18,176,401	—
Leasing of mining equipment	1,335,706	7,290,904	—
Sourcing commission for mining equipment transactions	18,791,519	780,342	—
Hosting services and others	7,989,334	940,097	—
	198,198,774	103,043,585	102,260

Revenue by jurisdictions

The following table also summarizes the revenue (excluding mining revenue) generated from different jurisdictions:

	2022		2021		2020
	Amount	%	Amount	%	Amount	%
	US$		US$		US$
British Virgin Islands	72,766,083	53%	15,694,068	15%	—	0%
United Kingdom	20,860,545	15%	10,045,314	10%	—	0%
United States(i)	20,127,225	15%	—	—	—	0%
Hong Kong	6,580,628	5%	12,435,410	12%	88,838	87%
Mainland China(ii)	1,206,279	1%	17,319,317	17%	6,346	6%
Singapore	216,224	0.2%	31,498,381	31%	—	0%
Others(iii)	16,151,167	12%	16,051,095	15%	7,076	7%
Total revenue(iv)	137,908,151	100%	103,043,585	100%	102,260	100%

The basis for attributing revenues by jurisdictions is based on the customers’ KYC information, which indicating the country or region where a corporate customer was incorporated or the nationality of an individual customer.

i.	The revenue generated from customers from United States is primarily for sourcing agency services and leasing services of mining equipment.
ii.	The revenue generated from Mainland China in 2022 resulted from orders made in 2021 and executed during 2022.
iii.	Revenue generated from the jurisdiction of “Others” consists of over 140 countries and regions such as Germany and Canada, from where the revenue individually accounts for less than 2% of the Company’s total revenue.
iv.	Total revenue excludes Bitcoin mining revenue.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	REVENUE BY CATEGORIES (cont.)

Revenue by consideration method

The amount of revenue recognized from receipt of digital assets and from receipt of U.S. Dollars is presented separately as following:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31,
	2022	2021	2020
	US$	US$	US$
Revenue recognized in digital assets payment	179,407,776	91,183,384	102,260
Revenue recognized in U.S. Dollars payment	18,790,998	11,860,201	—
	198,198,774	103,043,585	102,260

15.	REALIZED GAIN ON SALE/EXCHANGE OF DIGITAL ASSETS

The Company accumulates Bitcoin mined through its self-mining operation and exchange Bitcoin for fiat currencies at establish cryptocurrency exchanges, such as Coinbase, to satisfy its working capital needs from time to time The Company also receives other digital assets, such as BTC, ETH, BCH and USDT, as payments for its cloud mining service and hosting services. Digital assets that are received as service payments would be automatically converted into USDT and then U.S. Dollars. The difference between the carrying amount of the sold digital asset and the fair value of the received digital asset in exchange or fiat currency is recognized as either gain or loss on exchange and is recognized to the Company’s results of operations during the period.

16.	REALIZED FAIR VALUE GAIN ON DIGITAL ASSET BORROWINGS

On February 8 and March 26, 2022, the Company entered into loan agreements with a third party to borrow 300 Bitcoin at 1% annual interest rate. The borrowed funds were primarily used to supplement working capital. The loans are set to mature at the end of June 2022.

Upon receipt of the Bitcoins, the Company converted them into USDT and fiat currency.

On June 2, 2022, the Company repaid the lender with 300 Bitcoin units and realized a fair value gain on digital asset borrowings due to changes in the Bitcoin spot price between the day of receipt and the day of repayment.

17.	RELATED PARTY TRANSACTIONS

Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”) Computing Inactive Beijing Technology Ltd (“Computing Inactive”)	Related parties of one of the Company’s shareholders An entity controlled by the Company’s principal shareholder
Mr. Liang Lu	Ultimate controller of the Company

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	RELATED PARTY TRANSACTIONS (cont.)

Other than disclosed elsewhere, the Company had the following significant related party transactions for the period from December 2, 2020 (inception) to December 31, 2020 and the year ended December 31, 2021 and 2022:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31,
	2022	2021	2020
	US$	US$	US$
Services provided by:
– Computing Inactive	—	906,939	102,547
– Bitmain	83,877,580	7,007,454	—

The Company purchased infrastructure hosting services from Bitmain in 2022 and 2021 which amounted to US$83.9 mil and US$7 mil respectively and were recognized in cost of revenues.

(a)	The Company had the following related party balances as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	US$	US$
Amount due from a related party:
– Bitmain(i)	—	75,275,000
– Mr. Liang Lu	37,316	—
	37,316	75,275,000

Amount due to related parties:
– Bitmain(i)	67,162,189	46,566
– Mr. Liang Lu	—	24,993
	67,162,189	71,559

(i)	The amount due from Bitmain as at December 31, 2021 related to the Company’s prepayment to Bitmain for digital mining equipment, relating to sourcing services of mining equipment transactions (Note 11). The equipment was delivered in several batches over several months beginning May 2022 and up through December 2022 in accordance with terms set forth in the purchase agreement.
(ii)	The amounts due to Bitman as at December 31, 2022 related to hosting services fees.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to BitFuFu’s top three customers contributed 31% and 51% of its total revenue in 2022 and 2021 respectively. Although the Company continually seeks to diversify its customer base, it cannot assure you that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers to its total revenue exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company. The below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue in 2022 and 2021:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31,
	2022	2021	2020
	US$	US$	US$
Customer A	17%	30%	—
Customer B	5%	15%	—
Customer C	—	6%	—
Customer D	9%	—	—

As of December 31, 2021, Customer B accounted for 100% of the Company’s account receivable and the account receivable balance was fully received by the Company on 15 January 2022. As of December 31, 2022, Customer B accounted for 95% of the Company’s account receivable and is expected to be repaid during 2023.

The Company relies on a limited number of suppliers to provide it with digital asset mining equipment and hosting facilities at economical prices. In 2022 & 2021, the Company’s purchase from its largest supplier accounted for 52% and 82% of its total cost of revenue respectively. The below table represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	As of December 31,		For the period from December 2, 2020 (inception) to December 31,
	2022	2021	2020
	US$	US$	US$
Supplier A	32%	82%	—
Supplier B	52%	7%	—

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for the financial period/year presented were calculated as follows:

	For the year ended December 31,		For the period from December 2, 2020 (inception) to December 31,
	2022	2021	2020
	US$	US$	US$
Numerator:
Net income/(loss) attributable to the Company’s ordinary shareholders	2,442,634	4,926,243	(92,166)
Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	157,894,737	157,894,737	157,894,737
Basic and diluted earnings (loss) per share:	0.02	0.03	0.00

20.	FAIR VALUE MEASUREMENT

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company measures its safeguarding asset and safeguarding obligation liability at the fair value of the digital assets that are custodian by the customers in the Company’s platform and classifies the asset and liability within Level 2 because the Company uses observable market prices of the underlying digital assets as an input for the valuation.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	FAIR VALUE MEASUREMENT (cont.)

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis:

Assets and liabilities measured at fair value on a recurring basis:

	As of December 31, 2022
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Level 3	Total
Assets
Equity securities	1,250,000	—	—	1,250,000
Total assets	1,250,000	—	—	1,250,000

	As of December 31, 2021

Assets
Safeguarding assets related to custodian digital assets of customer	—	6,391,531	—	6,391,531
Total assets	—	6,391,531	—	6,391,531

Liabilities
Safeguarding liabilities related to custodian digital assets of customer	—	6,391,531	—	6,391,531
Total liabilities	—	6,391,531	—	6,391,531

The Company did not make any transfers between the levels of the fair value hierarchy during the years ended December 31, 2022 and 2021.

In addition to recurring fair value measurements of assets and liabilities. we also measure certain non-financial assets and liabilities at fair value on a non-recurring basis. For our equipment, fair value measurement is triggered when there are indications of impairment and the carrying amount exceeds the projected undiscounted cash flows of the asset. We record these assets at fair value only when an impairment charge is recognized.

During the year ended December 31, 2022, the Company’s operating performance was adversely affected by the challenging business climate, which included a decrease in the price of Bitcoin and a resulting decrease in the market price of Miners. Furthermore, both primary and secondary market prices for ASIC Miners used by the Company in its business operations experienced significant declines from previous levels. Based on the impairment assessment, a testing indicated that the estimated fair value of the Miners was less than their net carrying value as of December 31, 2022 and an impairment charge of approximately US$11.85 million was recognized, decreasing the net carrying value of the Company’s mining equipment to their estimated fair value.

FINFRONT HOLDING COMPANY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	FAIR VALUE MEASUREMENT (cont.)

Assets and liabilities not measured at fair value on a recurring basis

As of December 31, 2021 and 2022, the fair value of cash and cash equivalents, accounts receivables, net, prepayments, other current assets, accounts payables, contract liabilities, accrued expenses and amount due from/due to related parties approximated their carrying values because of the short-term nature of these instruments.

The carrying amounts of long-term payables approximate their fair values as they are subject to interest rates close to the market rate of interests for similar arrangements with financial institutions.

21.	SEGMENT INFORMATION

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company has six reportable segments: Cloud mining solutions, Self-mining, Selling of mining equipment, Leasing of mining equipment, Sourcing commission, and Hosting service. The guidance requires that segment disclosures present the measure(s) used by the Chief Operating Decision Maker (“CODM”) to decide how to allocate resources and for purposes of assessing such segments’ performance. The Company’s CODM is comprised of several members of its executive management team who use revenue and cost of revenues of our one reporting segments to assess the performance of the business of our reportable operating segments.

No operating segments have been aggregated to form the reportable segments. The Company does not allocate all assets to the reporting segments as these are managed on an entity-wide basis. Therefore, the Company does not separately disclose the total assets of its reportable operating segments.

22.	SUBSEQUENT EVENTS

The Company has assessed all events from December 31, 2022, up through May 12, 2023, which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements.

FINFRONT HOLDING COMPANY
CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31, 2022
AND UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
AS OF JUNE 30, 2023

		As of
	Notes	June 30, 2023	December 31, 2022
		US$	US$
ASSETS
Current assets:
Cash and cash equivalents		43,083,971	60,430,786
Digital assets of the Company	3	18,336,278	8,010,538
Account receivables, net	4	6,229,553	6,269,847
Amount due from a related party	15	37,390	37,316
Prepayments	5	33,300,357	13,273,989
Equity securities	6	1,250,000	1,250,000
Other current assets	7	253,489	300,777
Total current assets		102,491,038	89,573,253

Non-current assets:
Equipment, net	8	94,207,808	106,290,963
Deferred tax assets, net		1,475,009	4,471,142
Total non-current assets		95,682,817	110,762,105

Total assets		198,173,855	200,335,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Account payables		33,698	38,122
Contract liabilities	10	28,344,948	6,442,873
Taxes payables		2,774,829	5,126,203
Accrued expenses and other payables	12	5,068,906	3,291,619
Amount due to related parties	15	42,855,250	67,162,189
Total current liabilities		79,077,631	82,061,006

Non-current liabilities:
Long-term payables	9	102,435,202	109,435,141
Total non-current liabilities		102,435,202	109,435,141

Total liabilities		181,512,833	191,496,147

Commitments and contingencies		—	—

Shareholders’ equity:
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; 157,894,737 issued and outstanding as of June 30, 2023 and December 31, 2022)		1,579	1,579
Subscription receivable		(1,500)	(1,500)
Additional paid-in capital		1,562,421	1,562,421
Retained earnings		15,098,522	7,276,711
Total shareholders’ equity		16,661,022	8,839,211

Total liabilities and shareholders’ equity		198,173,855	200,335,358

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE (LOSS) INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

		Six Months Ended June 30,
	Notes	2023	2022
		US$	US$
Revenue	13	134,237,020	81,797,875

Cost of revenue
Cost of revenue incurred to a related party	15	(87,432,665)	(24,157,627)
Cost of revenues incurred to third parties		(23,970,326)	(38,258,116)
Cost of revenue – depreciation and amortization		(12,127,136)	(5,679,511)
Total cost of revenue		(123,530,127)	(68,095,254)

Gross profit		10,706,893	13,702,621

Operating expenses
Sales and marketing expenses		(841,674)	(1,084,514)
General and administrative expenses		(1,474,538)	(1,193,807)
Research and development expenses		(835,370)	(701,858)
Impairment loss on digital assets	3	(3,923,581)	(7,288,694)
Realized fair value gain on digital asset borrowings	14	—	4,206,292
Realized gain on sale/exchange of digital assets		7,420,716	1,460,538
Total operating income/(expenses)		345,553	(4,602,043)

Operating profit		11,052,446	9,100,578

Interest expense		(2,439,972)	(930,932)
Interest income		752,181	65,605
Other income		6,724	49,009
Income before income taxes		9,371,379	8,284,260

Income tax expense	11	(1,549,568)	(1,648,089)
Net income and total comprehensive income		7,821,811	6,636,171

Earnings per share:
Ordinary shares – basic and diluted (US$)	17	0.05	0.04

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares – basic and diluted	17	157,894,737	157,894,737

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

		Ordinary shares		Subscription	Additional paid-in	Retained	Total shareholders’
	Note	Shares	Amount	receivable	capital	earnings	equity
			US$	US$	US$	US$	US$
Balance as of January 1, 2022		157,894,737	1,579	(1,564,000)	1,562,421	4,834,077	4,834,077
Net income		—	—	—	—	6,636,171	6,636,171
Receipt from one shareholder for the issuance of shares		—	—	1,562,500	—	—	1,562,500

Balance as of June 30, 2022		157,894,737	1,579	(1,500)	1,562,421	$11,470,248	$13,032,748

Balance as of January 1, 2023		157,894,737	1,579	(1,500)	1,562,421	7,276,711	8,839,211
Net income		—	—	—	—	7,821,811	7,821,811

Balance as of June 30, 2023		157,894,737	1,579	(1,500)	1,562,421	15,098,522	16,661,022

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

		Six months ended June 30,
	Notes	2023	2022
		US$	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income		7,821,811	6,636,171
Adjustments to reconcile net income to net cash provided by operating activities:
Net income received or to be received by digital assets	3	(106,303,496)	(17,279,431)
Impairment of digital assets	3	3,923,581	7,288,694
Realized fair value gain on digital asset borrowings	3	—	(4,206,292)
Realized gain on sale/exchange of digital assets		(7,420,716)	(1,460,538)
Depreciation of equipment:
– Servers, computers, and network equipment		22,755	10,671
– Mining equipment		12,127,136	5,679,511
Deferred tax assets	11	2,996,133	(26,270)

Changes in operating assets and liabilities:
Account receivables		—	(332,800)
Customer deposit liabilities		—	(10,200,000)
Prepayments		(3,633,106)	—
Other current assets		46,067	168,104
Amount due from related parties		—	10,200,000
Amount due to related parties		(29,524,604)	—
Account payables		4,378	—
Contracts liabilities		—	(850,000)
Taxes payable		(2,351,374)	1,636,060
Accrued expenses		2,206,012	1,078,601
Net cash used in operating activities		(120,085,423)	(1,657,519)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment		(66,736)	(14,076)
Proceeds from sales of digital assets		111,206,857	17,258,074
Purchase of digital assets		—	(10,824,901)
Purchase of equity securities		—	(1,250,000)
Net cash generated from investing activities		111,140,121	5,169,097

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares		—	1,562,500
Repayment of long-term payables		(7,000,000)	—
Payment of deferred offering costs		(1,401,513)	(478,500)
Net cash (used in)/generated from financing activities		(8,401,513)	1,084,000

FINFRONT HOLDING COMPANY
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

	Six months ended June 30,
	2023	2022
	US$	US$
Net (decrease)/increase in cash and cash equivalents	(17,346,815)	4,595,578
Cash and cash equivalents at beginning of period	60,430,786	13,312,086

Cash and cash equivalents at end of period	43,083,971	17,907,664

SUPPLEMENTAL INFORMATION
Cash paid for interest	—	—
Cash paid for income tax	166,610	—
Supplemental non-cash operating activities
Net digital assets generated in operating activities	121,532,597	35,635,825
Supplemental non-cash investing activities
Net digital assets used in investing activities	(111,206,857)	(27,977,887)
Supplemental non-cash financing activities
Purchases of equipment with unpaid costs in note payable	—	94,095,466

The accompanying notes are an integral part of these consolidated financial statements.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

Finfront Holding Company (‘‘Finfront’’ together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Law as an exempted company with limited liability. Ethereal Tech Pte. Ltd. (“Ethereal”, formerly named as Platinum Innovation Technology Pte. Ltd.”) was incorporated in Singapore on May 8, 2018 and was acquired by Finfront in October 2021 and became a wholly-owned subsidiary of the Company in connection with a corporate reorganization. Ethereal Tech US Corporation (“Ethereal US”), a wholly-owned subsidiary of Finfront, was incorporated in the State of Delaware on December 15, 2021. The Company is principally engaged in the provision of cloud mining business (“Principal Business”).

The Company operates under the trade name of “BitFuFu”, is a fast-growing digital asset mining service and world-leading cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. BitFuFu provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. BitFuFu maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements of the Company include the financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Accordingly, these unaudited interim condensed consolidated financial statements do not include all the information and footnotes required by U.S. GAAP for annual financial statements.

In the opinion of the Company’s management, the accompanying unaudited interim condensed consolidated financial statements contain all of normal recurring adjustments necessary to present fairly the financial position, operating results, and cash flows of the Company for each of the periods presented. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of results to be expected for any other interim period or for the year ending December 31, 2023. The condensed consolidated balance sheet as of December 31, 2022 was derived from the audited consolidated financial statements at that date but does not include all of the disclosures required by U.S. GAAP for annual financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Principles of consolidation

The accompanying unaudited interim condensed consolidated financial statements of the Company include the financial statements of the Company and its subsidiaries.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); and to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

All significant transactions and balances between the Company and its subsidiaries have been eliminated.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(b)	Use of estimates

The preparation of the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s unaudited interim condensed consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, depreciable lives of equipment and assessment for impairment of long-lived assets. Actual results could differ from those estimates.

(c)	Foreign currency

The Company’s reporting currency is the U.S. dollars (“US$”). The functional currency of the Company and its subsidiaries which are incorporated in Singapore, Canada and United States (“US”) are also US$. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

(d)	Account receivables and allowance for doubtful accounts

The Company’s account receivables balance consists of amount due from its mining rewards and mining equipment sales income. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of June 30, 2023 and December 31, 2022, the Company had cash equivalents of approximately US$43.08 million and US$60.43 million, respectively.

(f)	Digital assets of the Company

Digital assets are included in current assets in the unaudited interim condensed consolidated financial statements as an indefinite lived intangible asset. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized at the fair value of the digital asset received. The Company recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets or for cash consideration using a first-in first-out method of accounting. Purchase of digital assets using fiat currency or sales of digital assets to obtain fiat currency is presented as investing activity in the unaudited interim condensed consolidated statements of cash flow of the Company.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and the Company recognized an impairment loss in an amount equal to that excess. The Company monitors and evaluates the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. The Company recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g)	Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets.

During the six months ended June 30, 2023 and year 2022, an impairment charge of approximately nil and US$11.85 million was recognized, respectively.

(h)	Equity securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives (3-5 years) on a straight-line basis.

(j)	Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Company considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1	—	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2	—	Other inputs that are directly or indirectly observable in the marketplace.
Level 3	—	Unobservable inputs which are supported by little or no market activity.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, account receivables, amount due from/(to) related parties, equity securities, deposits and other receivables, account payables, accruals and other payables and long-term payables.

During the six months ended June 30, 2023 and year 2022, the carrying values of these financial instruments approximated their fair values.

(k)	Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Company’s performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer; or

(ii)	creates and enhances an asset that the customer controls as the Company performs; or

(iii)	does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If a customer pays consideration before the Company transfers a good or service to the customer, the Company presents the contract liability when the payment is made. A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer.

Cloud mining solutions

The Company sells to customer one-stop cloud-mining solutions so that the customer can earn rewards of mining in the form of digital assets by using the purchased hash rate from the Company.

●	Contract with customers: The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform its obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash calculations they purchased will be provided; (b) to get the purchased hash calculation provided to the designated mining pool; and (c) to obtain the stably operated hash calculations during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

●	Identifying performance obligations: The cloud mining service that the Company promises to provide to a customer is to provide specified amount of running hash calculations (“Purchased Hash rate”) during the agreed service period to a customer by connecting Purchased Hash rate to the customer’s account with the designated mining pool and ensuring the Purchased Hash rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

●	Determining the transaction price: In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by “unit price of cloud mining service fees * amount of Purchased Hash rate * agreed service period”. The “unit price of cloud mining service fees” is a fixed price during the agreed service period denominated in US$ and determined based on internal pricing model of the Company. The “amount of Purchased Hash rate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in US$ or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the US$ equivalent at the then spot rate for the US$ to the digital asset at the moment of settlement. The Company does not bear any risk regarding variation in the spot rate of US$ to digital assets. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fee are recorded as deferred revenue under contract liabilities and recognizes to revenue as the performance obligation is fulfilled.

●	There is no need to allocate the transaction price, since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: Initially, the Company deploys miners sourced from its suppliers or miners owned by the Company itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data centre rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages the services of providing hash calculations using these miners and integrates it with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of cloud mining services. The Company then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. The Company accounts for the sale of cloud-mining services using the gross method as the Company acts as a principal who procures the right to utilize mining equipment from suppliers and other infrastructures from various suppliers to provide hash calculations, and repackage and integrates such services with other critical services to form a combined service that is the cloud-mining service, and transfers control of the cloud-mining service to its customers. When the Company delivers the Purchased Hash rate by providing hash calculations to the mining pool designated by the customer, the control of such Purchased hash rate has been transferred to the customer. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the act of mining pool operator. In addition, the Company does not have any explicit or implicit repurchase agreement with customers.

The Company transfers control of cloud mining service over time, because the customer simultaneously receives and consumes the benefits provided by the Company’s performance as it performs. Therefore, the Company satisfies its sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. The Company’s system records the amount of hash calculations and its service time period for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual service time period to the whole agreed service period.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Hosting services

●	Contract with customers: Pursuant to the “Miner Hosting Service Contract” (“Hosting Contract”) agreed by the Company and the customers, the Company will provide hosting services to the customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miners”). When the Miners are hosted, the customers retain the right to ownership of the hosted Miners and are entitled to all the rights and benefits derived outputs generated by the hosted Miners. The Hosting Contract may be terminated by the customer without penalty if the customer applies for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosed is delayed over ten days. The Hosting Contract may be terminated by the Company without penalty in several circumstances as agreed in the contract. If the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment and any logistics costs occurred in retaking the equipment shall be borne by the customers.

●	Identifying performance obligations: According to the Hosting Contract, the customer entrusts the Company to deploy, operate and manage the customer’s Miners. The hosting services include electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operation stability of the hosted Miner and working with the mining facility for implementation. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure the Company’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

●	Determining the transaction price: By providing the above services, the Company charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. The Company typically receives payment upfront for such services and records them under contract liabilities as deferred revenue, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract, if applicable.

In addition, there is a variable consideration: when the value of the cumulated net Miner outputs received by the customer during the hosting contract period is greater than the cost of the underlying Miners, the Company will charge the customer an output sharing fee as an additional hosting service fee which is a percentage of the additional net Miner outputs. The percentage of the additional net Miner outputs varies depending on different customers. Considering the value of future mining output of the hosted Miners cannot be reasonably estimated due to the uncertainty of future mining difficulty and future price of Bitcoin, which are not under the control of the Company, it cannot be estimated when the cost of the customer’s Miner is recovered and how much output sharing fees the Company can obtain. Therefore, no output sharing fees will be recognized as revenue in the profit or loss until it is not highly probable to be reversed. During the six months ended June 30, 2023 and year 2022, the Company did not share in the payout earned by its customers from hosting services.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: the Company’s performance obligation related to the hosting service is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis.

Management has determined that the aforementioned services represent a series of performance obligations that should not be separated and recognize individually, but rather as a whole over time in accordance with the Hosting Contract entered into by the Company and the customer. The Company typically receives payment upfront for such services and records them to contract liabilities as deferred revenue, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract. The revenue is recognized straight-line over the life of the contract.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leasing of mining equipment

The Company lease mining equipment to customers with fixed monthly lease payments for an initial short-term period and usually less than 6 months. Without any criteria of sales-type lease or direct financing lease are met, the leasing arrangement of the Company, which acts as a lessor, is classified as an operating lease under ASC 842, Leases. Management determines that there is a single performance obligation when the Company leases mining equipment to customers. Revenue for the leasing of mining equipment is recognized over time as services are rendered to the customers. Customers typically make payment upfront, and those funds are recorded as deferred revenue within contract liabilities and are recognized straight-line over the contract lease term.

Selling of mining equipment

The Company sells mining equipment to customers. Before the Company receives order from the customers, the Company signed purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of mining machine is transferred from the Company to customers, evidenced by documentation of delivery and customer acceptance. The Company may receive payments prior to delivery of the mining equipment and records funds received as deferred revenue under contract liabilities, or the Company may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery.

Sourcing commission for mining equipment

The Company acts as an agent between its customers and digital mining equipment suppliers to facilitate its customers’ purchase of mining equipment from suppliers. When providing sourcing service, the Company matched the demand of its customer with the products of a viable supplier. The Company helped the customer to negotiate procurement price, payment, and other contractual terms, and coordinated the logistics for delivery of the mining equipment to the customers. The mining equipment was directly delivered from the supplier’s factory to the customer. The Company has no control over the mining equipment prior to delivery to the customer as well as no risk and obligation toward those mining equipment. The Company merely recognized commission revenue based on the net revenue amount in this kind of transaction upon the delivery of mining equipment to customers. Payments are typically received in advance and are accounts for as advanced from customers and contract liability until delivery, at which point the receipt in advance from customer is offset with the prepayment to the supplier and the difference representing the commission is recognized to revenue.

Cryptocurrency self-mining revenue

The Company has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, the Company has concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due related to previously satisfied performance obligations.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company’s enforceable right to compensation only begins once the Company commences performing hash calculations for the mining pool operators. The Company is entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing a service to perform hash calculations for the pool operators is the only performance obligation in the Company’s arrangements with mining pool operators and is an output of the Company’s ordinary activities.

The Company is entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been mined using the hash calculations performed by the Company according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current blockchain difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the mining pools in which the Company participated is the Full-Pay-Per-Share (“FPPS”) method. The Company’s total compensation is calculated using the following formula: the sum of the Company’s share of (1) block rewards and (2) transaction fees, less (3) mining pool operating fees.

(1)	Block rewards represent the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors each determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by the Company is calculated by dividing (a) the total amount of hash calculations the Company provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees represent the Company’s share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) the Company’s block rewards earned as calculated in (1) above.

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

The non-cash consideration in exchange for the Company’s performing hash calculations, including block rewards and transaction fees, is variable because it depends in parts on the amount of hash calculations the Company performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. The Company is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, the Company is not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For each contract, the Company measures the non-cash consideration using the average of daily quoted US$ spot rate of Bitcoin on the date of contract inception. For each contract, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

(l)	Cost of revenues

Cost of revenues are basically in line with the above revenue streams, mainly includes lease expense of mining equipment, outsourcing fee, electricity, platform technology fee, web service fee, salaries, expected loss and other allocated overhead, purchase cost of mining equipment and sourcing expenses.

(m)	Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the combined and consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

(n)	Comprehensive income

The Company applies ASC 220, Comprehensive Income, (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in the unaudited interim condensed consolidated financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the period and year presented, the Company’s comprehensive income includes net income.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(o)	Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole, the Company has one reportable segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company primarily makes sales to customers all over the world through its website, no geographical segments are presented.

(p)	Earnings per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive.

(q)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets and accounts receivable. The Company places cash and cash equivalents with financial institutions with high credit ratings and quality. The Company conducts credit evaluations of customers, and generally do not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, refer to the current expected credit loss policy. The Company held its own digital assets of US$18.34 million and US$8.01 million as of June 30, 2023 and December 31, 2022 respectively.

(r)	Related party transactions

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions in Note 15.

(s)	Recently issued and adopted accounting pronouncements

The Company assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its unaudited condensed consolidated financial statements and assures that there are proper controls in place to ascertain that the Company’s unaudited condensed consolidated financial statements properly reflect the change.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

New accounting standards that have not yet been adopted

ASU 2021-08, Business Combinations (Topic 805) — Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

The amendments in these unaudited interim condensed financial statements address how to determine whether a contract liability is recognized by the acquirer in a business combination. The amendments also provide specific guidance on how to recognize and measure acquired contract assets and contract liabilities from revenue contracts in a business combination.

For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in this Update should be applied prospectively to business combinations occurring on or after the effective date of the amendments.

Early adoption of the amendments is permitted, including adoption in an interim period. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application and (2) prospectively to all business combinations that occur on or after the date of initial application.

The adoption of this standard is not expected to have a material effect on the Company’s operating results or financial condition.

3.	DIGITAL ASSETS OF THE COMPANY

Digital assets are accounted for as an indefinite lived intangible asset and are initially measured at cost. The Company assigns costs to transactions on a first-in, first-out basis. When performing impairment testing, the fair value is measured using the quoted price of the digital assets in the industry recognized cryptocurrency website Coinbase (www.coinbase.com) at the time its fair value is being measured.

The Company would also perform impairment assessment whenever events or changes in circumstances occur indicating that it is more likely than not that the Bitcoins are impaired. The Company recognizes an impairment loss at any time the fair value of the digital asset is below its carrying value. Impairment of digital assets recorded in the Company’s results of operations for the six months ended June 30, 2023 and year 2022 was US$3.92 million and US$12.95 million respectively.

During the financial period, the Company calculates impairment on digital assets using the lowest US$ Bitcoin spot rate at any point of time during the day, whenever the carrying value of the Company’s digital assets exceeds the fair value of the digital assets.

The balance of digital assets of the Company consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Bitcoin	18,266,559	7,938,439
USDT	48,183	55,515
ETH and others	21,536	16,584
	18,336,278	8,010,538

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

3.	DIGITAL ASSETS OF THE COMPANY (cont.)

The following table presents the movement of digital assets of the Company for the six months ended June 30, 2023 and year 2022

	BTC	USDT	ETH and others	Total
	US$	US$	US$	US$
Balance as of January 1, 2022	9,117	3,902,428	15,279	3,926,824
Digital assets received from customers for products and services	28,267,623	93,263,881	193,773	121,725,277
Revenue generated from Bitcoin self-mining operation	60,290,623	—	—	60,290,623
Converted (to)/from other digital assets or fiat cash, net	(60,242,672)	(97,448)	(189,341)	(60,529,461)
Costs and expenses paid in digital assets	(8,849,068)	(75,517,313)	(3,127)	(84,369,508)
Purchase of mining equipment	—	(21,496,033)	—	(21,496,033)
Net gain on settlement of digital asset borrowings	4,206,292	—	—	4,206,292
Digital assets due from FTX	(7,742,348)	—	—	(7,742,348)
Impairment loss of Bitcoin	(12,948,969)	—	—	(12,948,969)
Realized gain on sale/exchange of Bitcoin	4,947,841	—	—	4,947,841
Balance as of December 31, 2022	7,938,439	55,515	16,584	8,010,538

Digital assets received from customers for products and services	15,040,089	85,084,315	136,622	100,261,026
Revenue generated from Bitcoin self-mining operation	55,911,272	—	—	55,911,272
Converted to other digital assets or fiat cash, net	(52,076,434)	(58,997,903)	(132,520)	(111,206,857)
Costs and expenses paid in digital assets	(12,043,942)	(26,093,744)	850	(38,136,836)
Impairment of Bitcoin	(3,923,581)	—	—	(3,923,581)
Realized gain on sale/exchange of Bitcoin	7,420,716	—	—	7,420,716
Balance as of June 30, 2023	18,266,559	48,183	21,536	18,336,278

The Net Income Received Or To Be Received By Digital Assets, as presented in consolidated statement of cash flow, consists of following item (a), (b) and (c).

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the six months ended June 30, 2023 and 2022.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

3.	DIGITAL ASSETS OF THE COMPANY (cont.)

	Six months ended June 30,
	2023	2022
	US$	US$
DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized in digital assets payment (a)	78,318,657	54,023,577
Adjusted by the changes of operating assets and liabilities:
Account receivables to be settled in digital assets	40,295	5,952,030
Contract liabilities received in digital assets	21,902,074	3,848,745
Digital assets received from customers for products and services	100,261,026	63,824,352

Revenue generated from Bitcoin self-mining operation (b)	55,911,272	17,270,309

Cost and expenses recognized in digital assets payment (c)	(27,926,433)	(54,014,455)
Adjusted by the changes of operating assets and liabilities:
Prepayments made in digital assets to suppliers	(14,991,749)	(3,262,153)
Accounts payable to be settled in digital assets	(8,741)	(2,672,759)
Payments made in digital assets by related party on behalf of Company	5,217,591	16,089,410
Other payables to be settled in digital assets	(427,504)	25,013
Costs and expenses paid in digital assets	(38,136,836)	(43,834,944)

Impairment of digital assets	(3,923,581)	(7,288,694)
Net gain on settlement of digital asset borrowings	—	4,206,292
Realized gain on sale/exchange of digital assets	7,420,716	1,460,538
Digital assets generated from operating activities	121,532,597	35,637,853

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Purchase of digital assets using fiat cash	—	10,824,901
Sales of digital assets in exchange of fiat cash	(111,206,857)	(17,258,074)
Purchase of property and equipment	—	(21,546,742)
Net digital assets used in investing activities	(111,206,857)	(27,979,915)

Net increase in digital assets	10,325,740	7,657,938
Digital assets of the Company at beginning of period	8,010,538	3,926,823
Digital assets of the Company at end of the period	18,336,278	11,584,761

4.	ACCOUNT RECEIVABLES, NET

Account receivables and the allowance for doubtful debt consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Account receivables	6,837,741	6,878,035
Allowance for doubtful debt	(608,188)	(608,188)
	6,229,553	6,269,847

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

5.	PREPAYMENTS

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Prepayment to suppliers	27,774,995	9,322,574
Prepaid offering costs	3,075,550	1,674,037
Prepayment for equity securities (note 6)	750,000	750,000
Others	1,699,812	1,527,378
	33,300,357	13,273,989

Prepayments primarily represented hosting services, hash rate and service fees prepaid to suppliers for which the relevant services have not been rendered. All service fees paid in advance are initially recorded as prepayment and are recognized in the unaudited interim condensed consolidated statements of comprehensive income in the period in which the services are provided.

Prepaid offering costs are costs related to the pending business combination with Arisz Acquisition Corp. (“Arisz”). Such costs primarily include (1) legal and advisory cost of US$1.15 million and US$0.93 million as of June 30, 2023 and December 31, 2022, respectively; and (2) prepayment to Arisz of US$1.93 million and US$0.74 million as of June 30, 2023 and December 31, 2022 respectively.

6.	EQUITY SECURITIES

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Investment of equity	1,250,000	1,250,000

In January 2022, the Company entered into an Agreement and Plan of Merger with Arisz, pursuant to which the Company will be merged with Arisz. As part of the execution of the Merger Agreement, Ethereal Tech Pte. Ltd.(“ET”) (a subsidiary of the Company) purchased 128,206 shares of Arisz common stock from the Sponsor for a purchase price of US$1,250,000. The transfer of these shares to ET was completed in May 2022

In October 2022, ET entered into a Second Stock Purchase Agreement with the Sponsor, pursuant to which ET agreed to purchase 76,142 shares of Arisz common stock (the “Additional ET Shares”) for a purchase price of US$750,000. As of June 30, 2023 and December 31, 2022, the transfer of these shares has not been completed. The advance prepayment for the Additional ET Shares is included within “Prepayments” in the financial statements.

7.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Custodian assets held by FTX	9,826,600	9,826,600
Amount due from third parties	115,041	184,390
Interest receivable for bank fixed deposits	105,496	81,095
Others	32,952	35,292
Total	10,080,089	10,127,377
Minus: Allowance of credit loss for custodian assets held by FTX	(9,826,600)	(9,826,600)
	253,489	300,777

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

7.	OTHER CURRENT ASSETS (cont.)

In November 2022, it was reported that FTX cryptocurrency exchange, one of the largest cryptocurrency exchange in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States. As of the time of such bankruptcy filing, the Company deposited U.S. Dollar fund amounted to approximately US$2.1 million and 480 units of Bitcoin, which was equivalent to approximately US$7.7 million after re-measurement using the carrying value of Bitcoin as of December 31, 2022 in its account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, the Company has reclassified those US$ and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances. As of the date of this report, the claims to FTX are in process.

8.	EQUIPMENT, NET

Equipment consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Servers, computers and network equipment	140,204	73,468
Mining equipment	136,226,403	136,226,403
Total cost of equipment	136,366,607	136,299,871
Less: accumulated depreciation:
– Servers, computers, and network equipment	(47,919)	(25,164)
– Mining equipment	(30,261,285)	(18,134,149)
	(30,309,204)	(18,159,313)

Impairment loss	(11,849,595)	(11,849,595)
	94,207,808	106,290,963

Depreciation expense was US$12,149,891 and US$18,156,453 for the six months ended June 30, 2023 and for the year ended December 31, 2022, respectively.

9.	LONG-TERM PAYABLES

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Payables for purchasing mining equipment	102,435,202	109,435,141

The balance of long-term payables represented the amount due to a supplier for purchasing mining equipment. Pursuant to the agreement entered between the parties, the purchase price is unsecured and paid within two years, however, any outstanding balance after the delivery of the equipment will be subjected to interest rate of 3% – 6% per annum until the date of settlement of the outstanding balance.

10.	CONTRACT LIABILITIES

Contract liabilities primarily represented cloud mining service fees prepaid by customers for which the relevant services have not been provided. All service fees received in advance are initially recorded as deferred revenue upon commencement of the provision of services by the Company and are recognized in the unaudited interim

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

10.	CONTRACT LIABILITIES (cont.)

condensed consolidated statements of comprehensive income in the period in which the services are provided. In general, deferred revenue and prepayment from customer for sourcing commission of mining equipment transaction is non-refundable.

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Deferred revenue for cloud mining solutions	28,344,948	6,442,873

11.	TAXATION

Current income tax expense represents the amount expected to be reported on the Company’s income tax returns, and deferred tax expense or benefit represents the change in net deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse.

The components of income tax expense were as follow:

	Six months ended June 30,
	2023	2022
	US$	US$
Current:
US-Federal	—	468,986
US-State	—	111,663
Singapore	(1,446,565)	1,093,710
Total current expense	(1,446,565)	1,674,359

Deferred:
US-Federal	(118,582)	468,985
US-State	(28,234)	111,663
Singapore	3,142,949	(606,918)
Total deferred expense/(benefit)	2,996,133	(26,270)

Total income tax expense	1,549,568	1,648,089

The income tax expense and effective income tax rate for the six months ended June 30, 2023 and 2022 were as follows:

	Six months ended June 30,
	2023	2022
	US$	US$
Income tax expense	1,549,568	1,648,089
Effective income tax rate	16.54%	19.89%

For the six months ended June 30, 2023 and 2022, no discrete tax expense was included in the US$1.55 million and US$1.65 million of income tax expense respectively.

The expense from income taxes decreased by $98,521 for the six months ended June 30, 2023 compared to the six months ended June 30, 2022, respectively. The expense from current income taxes decreased due to Singapore entity’s taxable income from mined Bitcoin is recognized at different times for financial reporting purposes and tax purposes, leading to temporary differences in the recognition of taxable income. As a result of these timing differences, the Company’s deferred tax assets related to the Singapore entity decreased significantly during the period ended 30 June 2023.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

12.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Amount due to third parties	1,491,377	1,467,838
Interest payable (Note 9)	3,297,268	857,296
Accrued expenses	280,261	966,485
	5,068,906	3,291,619

The balance of interest payable represents the interest for the long-term payables due to a mining equipment supplier.

13.	REVENUE BY PRODUCTS OR SERVICES

The Company operates in a single operating segment that mainly includes: 1) providing cloud mining services; 2) providing mining hosting services; 3) leasing of mining equipment; 4) sourcing services for mining machine sales; 5) selling of mining equipment; and 6) Bitcoin self-mining.

The following table summarizes the revenue generated from different revenue streams:

	Six months ended June 30,
	2023	2022
	US$	US$
Sale of clouding mining solutions	75,155,959	46,701,960
Self-mining revenue	55,911,272	17,270,309
Selling of mining equipment	—	10,400,000
Leasing of mining equipment	—	1,335,706
Sourcing commission for mining equipment	—	2,000,000
Hosting services and others	3,169,789	4,089,900
	134,237,020	81,797,875

14.	REALIZED FAIR VALUE GAIN ON DIGITAL ASSET BORROWINGS

On February 8 and March 26, 2022, the Company entered into loan agreements with a third party to borrow 300 Bitcoin at a 1% annual interest rate. The borrowed funds were primarily used to supplement working capital. The loans are set to mature at the end of June 2022.

When the Bitcoin is received, the Company converted them to USDT and fiat currency.

As a result of the repayment of 300 Bitcoin to the lender on June 2, 2022, a fair value gain on digital asset borrowings was realized due to changes in the Bitcoin spot price between the day receiving and the day repaying.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

15.	RELATED PARTY TRANSACTIONS

a)	Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”)	Related parties of one of the Company’s shareholders
Computing Inactive Beijing Technology Ltd (“Computing Inactive”)	An entity controlled by the Company’s principal shareholder
Mr. Liang Lu	Ultimate controller of the Company

b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
	2023	2022
	US$	US$
Services provided by:
– Bitmain	87,432,665	24,157,627

Bitmain, as a supplier, provided mining equipment rental and hosting services to the Company in the six months ended June 30, 2023 and 2022.

c)	The Company had the following related party balances as of June 30, 2023 and December 31, 2022:

	As of
	June 30, 2023	December 31, 2022
	US$	US$
Amount due from a related party:
– Mr. Liang Lu	37,390	37,316

Amount due to related party:
– Bitmain(i)	42,855,250	67,162,189

(i)	The amounts due to Bitman as of June 30, 2023 and December 31, 2022 related to hosting services fees.

16.	MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to the Company’s top five customers contributed to 30% and 50% of its total revenue for the six months ended June 30, 2023 and 2022, respectively. Although the Company continually seeks to diversify its customer base, it cannot assure you that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers to its total revenue exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company. Below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue for the six months ended June 30, 2023 and 2022:

	Six months ended June 30,
	2023	2022
	%	%
Customer A	16%	24%
Customer B	—	13%
Customer C	—	5%

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

16.	MAJOR CUSTOMERS AND SUPPLIERS (cont.)

The Company relies on a limited number of suppliers to provide it with digital asset mining equipment and hosting facilities at economical prices. For the six months ended June 30, 2023 and 2022, the Company’s largest supplier accounted for 71% and 52% of its total cost of revenue, respectively. Below table represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	Six months ended June 30,
	2023	2022
	US$	US$
Supplier A	71%	35%
Supplier B	12%	52%

17.	EARNINGS PER SHARE

Basic and diluted earnings per share for the period and year presented were calculated as follows:

	Six months ended June 30,
	2023	2022
Numerator:
Net income attributable to the Company’s ordinary shareholders (US$)	7,821,811	6,636,171

Denominator:
Weighted average number of ordinary shares outstanding used in calculating basic and diluted earnings per share	157,894,737	157,894,737
Basic and diluted earnings per share: (US$)	0.05	0.04

18.	FAIR VALUE MEASUREMENT

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2:	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3:	Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

18.	FAIR VALUE MEASUREMENT (cont.)

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis:

Assets and liabilities measured at fair value on a recurring basis:

	As of June 30, 2023 and December 31, 2022
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Level 3	Total
Assets
Equity securities	1,250,000	—	—	1,250,000
Total assets	1,250,000	—	—	1,250,000

The Company did not make any transfers between the levels of the fair value hierarchy during the period/year ended June 30, 2023 and December 31, 2022.

In addition to recurring fair value measurements of assets and liabilities. we also measure certain non-financial assets and liabilities at fair value on a non-recurring basis. For our equipment, fair value measurement is triggered when there are indications of impairment and the carrying amount exceeds the projected undiscounted cash flows of the asset. We record these assets at fair value only when an impairment charge is recognized.

Assets and liabilities not measured at fair value on a recurring basis

As of June 30, 2023 and December 31, 2022 the fair value of cash and cash equivalents, accounts receivables, net, other current assets, accounts payables, contract liabilities, accrued expenses and amount due from/due to related parties approximated their carrying values because of the short-term nature of these instruments.

The carrying amounts of long-term payables approximate their fair values as they are subject to interest rates close to the market rate of interests for similar arrangements with financial institutions.

19.	SEGMENT INFORMATION

The Company applies ASC 280, Segment Reporting, in determining its reportable segments. The Company has six reportable segments: Cloud mining solutions, Self-mining, Selling of mining equipment, Leasing of mining equipment, Sourcing commission, and Hosting service. The guidance requires that segment disclosures present the measure(s) used by the Chief Operating Decision Maker (“CODM”) to decide how to allocate resources and for purposes of assessing such segments’ performance. The Company’s CODM is comprised of several members of its executive management team who use revenue and cost of revenues of our one reporting segments to assess the performance of the business of our reportable operating segments.

No operating segments have been aggregated to form the reportable segments. The Company does not allocate all assets to the reporting segments as these are managed on an entity-wide basis. Therefore, the Company does not separately disclose the total assets of its reportable operating segments.

FINFRONT HOLDING COMPANY
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

20.	SUBSEQUENT EVENTS

The Company has assessed all events from June 30, 2023, up through September 6, 2023, which is the date that these unaudited consolidated financial statements are available to be issued, unless as disclosed below, there are not any material subsequent events that require disclosure in these consolidated financial statements.

On July 28, 2023, Arisz Acquisition Corp and the Company entered into amendment of the Merger Agreement (“Amendment No. 4”) that the Outside Date for the completion of the Corporation’s business combination have been extended from August 1, 2023 to November 17, 2024.

On August 14, 2023, Arisz Investment LLC (the “Sponsor”) and ET, entered into an agreement to extend the time available to Arisz Acquisition Corp to consummate its initial business combination from August 22, 2023 to September 22, 2023 (the “August 2023 Extension”). In connection with the August 2023 Extension, on August 21, 2023, ET paid an extension fee of US$120,000 for each one-month extension, paid on a month-to-month and as-needed basis to the Sponsor, thereby extending the period of time for Arisz Acquisition Corp to consummate a business combination to September 22, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Arisz Acquisition Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Arisz Acquisition Corp. (the “Company”) as of September 30, 2023 and 2022, the related statements of operations, change in stockholders’ equity (deficit) and cash flows for each of the two years in the period ended September 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Restatement of the 2022 Financial Statements

As discussed in Note 2 to the financial statements, the accompanying financial statements as of September 30, 2022 and for the year then ended have been restated.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company has a significant working capital deficiency, has incurred significant costs and needs to raise additional funds to meet its obligations and sustain its operations. Additionally, the Company’s business plan is dependent on the completion of a business combination. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum llp

Marcum llp

We have served as the Company’s auditor since 2021 (such date takes into account the acquisition of certain assets of Friedman LLP by Marcum LLP effective September 1, 2022)

East Hanover, NJ
December 18, 2023

ARISZ ACQUISITION CORP.
BALANCE SHEETS

	September 30, 2023	September 30, 2022 (Restated)
Assets
Current assets:
Cash	$215,059	$173,789
Prepaid expenses	21,896	16,836
Total Current Assets	236,955	190,625

Investments held in Trust Account	34,107,463	69,418,075
Total Assets	$34,344,418	$69,608,700

Liabilities, Temporary Equity, and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$324,851	$103,063
Interest payable to Bitfufu	51,229	—
Franchise tax payable	20,000	46,800
Income tax payable	162,383	76,625
Excise tax payable	391,931	—
Promissory note – Bitfufu	2,380,000	—
Total Current Liabilities	3,330,394	226,488

Deferred underwriting fee payable	2,587,500	2,587,500
Total Liabilities	5,917,894	2,813,988

Commitments and Contingencies (Note 7)

Common stock subject to possible redemption, 3,154,365 shares and 6,900,000 shares at redemption value of $10.81 per share and $10.06 per share as of September 30, 2023 and 2022, respectively	34,107,463	69,418,075

Stockholders’ Deficit
Common stock, $0.0001 par value; 15,000,000 shares authorized; 2,001,389 shares(1) (excluding 3,154,365 shares and 6,900,000 shares subject to possible redemption at September 30, 2023 and 2022, respectively) issued and outstanding	200	200
Accumulated deficit	(5,681,139)	(2,623,563)
Total Stockholders’ Deficit	(5,680,939)	(2,623,363)
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$34,344,418	$69,608,700

(1)	Shares were retroactively restated to reflect a 1.2-for-1.0 stock split occurred in October 2021.

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
STATEMENTS OF OPERATIONS

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022 (Restated)
General and administrative expenses	$585,514	$544,157
Franchise tax expense	40,000	53,194
Loss from Operations	(625,514)	(597,351)

Other income:
Interest earned on investments held in Trust Account	2,386,358	418,075

Other expense:
Interest on Bitfufu loan	51,229	—
Income before income taxes	1,709,615	(179,276)
Income tax expense	492,735	76,625
Net income (loss)	$1,216,880	$(255,901)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	5,432,532	5,893,151
Basic and diluted net income per share, common stock subject to possible redemption	$0.36	0.58
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389	1,961,132
Basic and diluted net loss per share, non-redeemable common stock	$(0.36)	$(1.89)

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Year Ended September 30, 2023

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares(1)	Amount	Capital	Deficit	Deficit
Balance as of September 30, 2022 (As restated)	2,001,389	$200	$—	$(2,623,563)	$(2,623,363)
Additional deposits to Trust Account for extension	—	—	—	(1,980,000)	(1,980,000)
Remeasurement of common stock to redemption value	—	—	—	(2,386,358)	(2,386,358)
Reimbursement from Trust for franchise and income taxes				483,833	483,833
Excise tax imposed on common stock redemptions				(391,931)	(391,931)
Net income	—	—	—	1,216,880	1,216,880
Balance as of September 30, 2023	2,001,389	$200	$—	$(5,681,139)	$(5,680,939)

For the Year Ended September 30, 2022 (Restated)

					Total
			Additional		Stockholders’
	Common stock		Paid-in	Accumulated	Equity
	Shares(1)	Amount	Capital	Deficit	(Deficit)
Balance as of September 30, 2021	1,725,000	$172	$24,828	$(490)	$24,510
Sale of public units in initial public offering	6,900,000	690	68,999,310	—	69,000,000
Sale of private placement units	276,389	28	2,763,858	—	2,763,886
Sale of unit purchase option to underwriter	—	—	100	—	100
Underwriter commissions	—	—	(4,312,500)	—	(4,312,500)
Offering costs	—	—	(425,383)	—	(425,383)
Reclassification of common stock subject to redemption	(6,900,000)	(690)	(59,614,295)	—	(59,614,985)
Allocation of offering costs to common stock subject to redemption	—	—	4,760,749	—	4,760,749
Remeasurement of common stock to redemption value	—	—	(12,196,667)	(2,367,172)	(14,563,839)
Net loss	—	—	—	(255,901)	(255,901)
Balance as of September 30, 2022	2,001,389	$200	$—	$(2,623,563)	$(2,623,363)

(1)	Shares were retroactively restated to reflect a 1.2-for-1.0 stock split occurred in October 2021.

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022 (Restated)
Cash Flows from Operating Activities:
Net income (loss)	$1,216,880	$(255,901)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(2,386,358)	(418,075)
Changes in operating assets and liabilities:
Prepaid expenses	(5,059)	(16,836)
Accounts payable and accrued expenses	221,787	82,573
Interest payable	51,229	—
Income tax payable	85,758	76,625
Franchise tax payable	(26,800)	46,800
Net cash used in operating activities	(842,563)	(484,814)

Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(1,980,000)	—
Cash withdrawn from Trust Account to pay franchise tax and income taxes	483,833	—
Cash withdrawn from Trust Account for public stockholder redemptions	39,193,137	—
Purchase of investment held in Trust Account	—	(69,000,000)
Net cash provided by (used in) investing activities	37,696,970	(69,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of public units through public offering	—	69,000,000
Proceeds from sale of private placement units	—	2,763,886
Proceeds from sale of unit purchase option	—	100
Proceeds from issuance of promissory note to Bitfufu	2,380,000	—
Payment to redeemed public stockholders	(39,193,137)	—
Repayment of promissory note to related party	—	(105,000)
Payment of underwriters’ commissions	—	(1,725,000)
Payment of deferred offering costs	—	(350,383)
Net cash provided by (used in) financing activities	(36,813,137)	69,583,603

Net Change in Cash	41,270	98,789
Cash – Beginning of the Year	173,789	75,000
Cash – End of the Year	$215,059	$173,789

Supplemental Disclosure of Non-cash Financing Activities
Initial classification of common stock subject to redemption	$—	$59,614,985
Deferred underwriting fee	$—	$2,587,500
Remeasurement of common stock to redemption value	$3,882,526	$14,563,839

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation

Arisz Acquisition Corp. (“Arisz” or the “Company”) is a blank check company incorporated as a Delaware corporation on July 21, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company has selected September 30 as its fiscal year end.

As of September 30, 2023, the Company had not commenced any operations. All activities through September 30, 2023 have been limited to organizational activities as well as activities related to the Initial Public Offering (“IPO” as defined below in Note 3). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO.

The Company’s sponsor is Arisz Investments LLC (the “Sponsor”), a Delaware limited liability company affiliated with the Company’s Chairman and Chief Executive Officer.

On January 21, 2022, Arisz entered into a merger agreement with Finfront Holding Company, a Cayman Islands exempted company (the “BitFuFu”), pursuant to which (a) Arisz agreed to form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser” or “PubCo”), (b) Purchaser would form Boundary Holding Company, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) Arisz will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into BitFuFu (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a direct, wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States. On April 4, 2022, each of Arisz and BitFuFu entered into that certain Amendment to the Merger Agreement pursuant to which, among other things, the parties clarified certain Cayman Island corporate law matters by mutual agreement.

On July 14, 2022, each of Arisz, BitFuFu, the Purchaser and Arisz’s Sponsor (along with any assignee of Arisz’s Sponsor, the “Buyer”) entered into a backstop agreement (the “Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer has agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz common stock par value $0.0001 per share or Purchaser’s Class A ordinary shares.

On October 10, 2022, Arisz and BitFuFu entered into an amendment to the Merger Agreement to provide, among other things: 1) for a loan from BitFuFu to Arisz in the amount of $2,220,000 (the “Loan”) for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes, and 2) remove all existing restrictions on 400,000 Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing. The Loan will be funded in three equal installments of $740,000 on each of October 26, 2022, January 26, 2023 and April 26, 2023, and 3) extend the Outside Date to August 1, 2023.

On October 10, 2022, Arisz issued an unsecured promissory note to BitFuFu for the amount of the Loan at an interest rate of 3.5% per annum and is due on October 26, 2023. Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan.

On October 13, 2022, the parties to the Backstop Agreement entered into a new backstop agreement substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

On October 24, 2022, Arisz received $740,000, the first installment of the Loan, from BitFuFu.

On November 9, 2022, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until February 22, 2023.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

On January 20, 2023, Arisz received $740,000, the second installment of the Loan, from BitFuFu.

On February 7, 2023, the Company notified the trustee of its intent to extend the time available to the Company to consummate a business combination from February 22, 2023 to May 22, 2023 (the “Extension”). The Extension is the second of up to two three-month extensions permitted under Arisz’s governing documents.

On February 9, 2023, Arisz deposited $690,000 into the Trust Account (representing $0.10 per each share of redeemable common stock) to extend the time for Arisz to complete the Business Combination by three months until May 22, 2023.

On April 19, 2023, Arisz filed with the SEC, and mailed to its stockholders of record as of April 6, 2023, a notice of meeting, proxy statement and proxy card, with respect to a special meeting of Arisz stockholders to be held on May 11, 2023, and which included proposals to amend Arisz’s charter in order to extend the time it has to complete its initial business combination up to nine (9) times with each extension allowing for an additional one (1) month period from May 22, 2023 to February 22, 2024, provided that Arisz contributes to the Trust Account $120,000 for each one-month extension, paid on a month-to-month and as-needed basis.

On April 24, 2023, Arisz and BitFuFu entered into Amendment No. 3 to the Merger Agreement to provide, among other things: 1) to reduce the amount of the Loan from $2,220,000 to $1,930,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes and 2) that the third installment of the loan will be in the amount of $450,000.

On April 25, 2023, Arisz received $450,000, the third installment of the Loan, from BitFuFu.

On May 11, 2023, Arisz held a special meeting of stockholders to consider, among other things, proposals to amend Arisz’s charter in order to extend the time it has to complete its initial business combination up to nine (9) times with each extension allowing for an additional one (1) month period from May 22, 2023 to February 22, 2024, provided that Arisz contributes to the Trust Account $120,000 for each one-month extension, paid on a month-to-month and as-needed basis. At the special meeting, the requisite number of stockholders voted in favor of these proposals. Accordingly, in connection with the first one (1) month period extension, the Sponsor will deposit $120,000 into Arisz’s trust account prior to May 22, 2023, on behalf of Arisz.

In connection with the special meeting, 3,745,635 shares of common stock were tendered for redemption. As a result, approximately $39.18 million (approximately $10.46 per share) will be removed from the Company’s trust account to pay such holders, without taking into account additional allocation of payments to cover any tax obligation of the Company, such as franchise taxes, but not including any excise tax, since that date. Following redemptions, the Company has 5,155,754 shares of common stock outstanding, and approximately $33.02 million remained in the Company’s Trust Account.

In connection with the special meeting, in each of May, June, July, August, September, October, November and December 2023, Arisz timely deposited $120,000 into Arisz’s trust account, thereby extending the date by which an initial business combination may be consummated. As such, Arisz has until January 22, 2024 to consummate its initial business combination, unless the Sponsor elects to further extend, to as late as February 22, 2024.

On July 28, 2023, Arisz and BitFuFu entered into Amendment No. 4 to the Merger Agreement (“Amendment No. 4”) to provide, among other things: (1) that the Outside Date for the completion of the Corporation’s business combination, as defined therein be extended from August 1, 2023 to November 17, 2024 and (2) for an amendment to the loan installment of $360,000 to be extended on each of August 2, 2023, November 2, 2023, February 2, 2024, May 2, 2024 and August 2, 2024) to be used to cover the extension costs, and the remaining balance of each loan installment to be used for working capital. In accordance therewith, on July 28, 2023, Arisz and the Company amended and restated the BitFuFu Note.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

Financing

The registration statement for the Company’s IPO became effective on November 17, 2021. On November 22, 2021 the Company consummated the IPO of 6,000,000 units (which did not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the “Public Units’), generating gross proceeds of $60,000,000. Simultaneously with the IPO, the Company sold to its Sponsor and Chardan Capital Markets LLC (“Chardan”) (and/or their designees) 253,889 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,538,886, which is described in Note 4.

Concurrently, the Company repaid $105,000 to the Sponsor, under related party loan evidenced by promissory note issued on August 5, 2021.

The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units (the “Over-allotment Units”) at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Upon the closing of the Over-allotment on November 24, 2021, the Company consummated the sale of additional 22,500 Private Units (the “Additional Private Units”) with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000.

Transaction costs amounted to $5,587,733, consisting of $1,725,000 of underwriting fees, $2,587,500 of deferred underwriting fees (payable only upon completion of a Business Combination) and $1,275,233 of other offering costs.

Trust Account

Upon closing of the IPO, the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $69,000,000 ($10.00 per Unit) was placed in a U.S.-based trust account (the “Trust Account”) with Continental Stock Transfer & Trust acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Business Combination

Pursuant to NASDAQ listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any taxes payable on the income earned on the Trust account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the trust account balance. If the Company is no longer listed on NASDAQ, it will not be required to satisfy the 80% test.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

The public shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and Chardan have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 4) and any public shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

The Company will provide its holders of the outstanding public shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their public shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per public share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the public shares, without the prior consent of the Company.

The Initial Stockholders and Chardan have agreed (a) to waive their redemption rights with respect to the Insider Shares, Private Shares, Underwriter Shares and public shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their public shares in conjunction with any such amendment.

The Company initially has 18 months from the closing of the IPO to consummate a Business Combination. If the Company anticipates that it may not be able to consummate initial business combination within 18 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination up to nine (9) times with each extension allowing for an additional one (1) month period from May 22, 2023 to February 22, 2024 (the “Combination Period”). In connection with the special meeting, in each of May, June, July, August, September, October, November and December 2023, Arisz timely deposited $120,000 into Arisz’s trust account, thereby extending the business combination period to January 22, 2024, unless the Sponsor elects to further extend, to as late as February 22, 2024.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and Chardan have agreed to waive their liquidation rights with respect to the Insider Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or underwriters acquires public shares in or after the IPO, such public shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

Liquidity and Going Concern

As of September 30, 2023, we had cash of $215,059 and a working capital deficit of $2,911,056 (excluding income tax and franchise tax payable). In connection with the shareholder special meeting on May 11, 2023, in each of May, June, July, August, September, October, November and December 2023, the Company deposited $120,000 per deposit into the Trust Account to extend the time for Arisz to complete the Business Combination until January 22, 2024. It is uncertain that the Company will be able consummate a Business Combination by the extended date (or February 22, 2024 if the Sponsor elects to extend the consummation deadline). Moreover, Arisz may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. If a Business Combination is not consummated by February 22, 2024, there will be a mandatory liquidation and subsequent dissolution.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by February 22, 2024, then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution as well as liquidity concerns raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation (cont.)

Risks and Uncertainties

In February 2022, an armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries against Russia and Belarus following Russia’s invasion of Ukraine to date include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia and Belarus. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas, which threatens to spread to other Middle Eastern countries including Lebanon and Iran.

As a result of the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company’s financial position, results of operations or ability to consummate a Business Combination are not yet determinable. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

At this time, it has been determined that the IR Act tax provisions would have an impact to the Company’s fiscal 2023 tax provision as there were redemptions by the public stockholders in May 2023; as a result, the Company recorded a $391,931 excise tax liability as of September 30, 2023. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 2 — Restatement of Previously Issued Financial Statements

During the preparation of this Annual Report on Form 10-K, the Company determined that it had not appropriately accounted for interest earned on investments held in Trust Account under accounting principles generally accepted in the United States of America (“U.S. GAAP”). Interest income was recorded based on actual cash receipts instead of on an accrual basis resulting in an understatement of Investments held in Trust Account in prior periods. Additionally, the interest earned on investments held in Trust Account, income tax provision, net income(loss), income tax payable, common stock subject to possible redemption and accumulated deficit accounts were misstated.

In accordance with Staff Accounting Bulletin (“SAB”) 99, “Materiality”, and SAB 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, the Company evaluated the materiality of the errors from qualitative and quantitative perspectives, individually and in aggregate, and concluded that the errors were material to the Financial Statements for the fiscal year ended September 30, 2022, and the quarters ended December 31, 2022, March 31, 2023, and June 30, 2023. Management restated the impacted financial statements for the fiscal year ended September 30, 2022, and the quarter ended December 31, 2022, the quarter and six-months ending March 31, 2023, and the quarter and nine-months ending June 30, 2023. Refer to Note 12 for restated annual and quarterly financial statements.

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying audited financial statements are presented in U.S. Dollars and in conformity the U.S. GAAP and pursuant to the rules and regulations of the SEC. Accordingly, they include all of the information and footnotes required by the U.S. GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Use of Estimates

In preparing these financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $215,059 and $173,789 in cash as of September 30, 2023 and September 30, 2022, respectively. The Company did not have any cash equivalents for both fiscal years.

Investments held in Trust Account

As of September 30, 2023 and 2022, the Company’s portfolio of investments is comprised of money market funds that invest in U.S. government securities.

When the Company’s investments held in the Trust Account are comprised of money market funds, the investments are recognized at fair value. Investments in money market funds are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of these securities is included in interest earned on investments held in the Trust Account in the accompanying statements of operations.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering”. Offering costs $5,587,733 consisting primarily of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO and charged to shareholders’ equity upon the completion of the IPO.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. Management concluded that warrants to be issued pursuant to the warrant agreement qualify for equity accounting treatment.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, shares of common stock subject to possible redemption are presented at redemption value of $10.81 and $10.06 per share, as of September 30, 2023 and 2022, respectively, as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of shares of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid-in capital is zero.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution and money market funds held in the Trust Account. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share”. The statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of September 30, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022 (Restated)
Net income (loss)	$1,216,880	$(255,901)
Remeasurement of common stock to redemption value(1)	(3,882,526)	(14,563,839)
Net loss including remeasurement of common stock to redemption value	$(2,665,646)	$(14,819,740)

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

	For the Year Ended September 30, 2023
	Redeemable shares	Non-redeemable shares
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including remeasurement of common stock	$(1,947,991)	$(717,655)
Remeasurement of common stock to redemption value(1)	3,882,526	—
Allocation of net income (loss)	$1,934,535	$(717,655)

Denominators:
Weighted-average shares outstanding	5,432,532	2,001,389
Basic and diluted net income (loss) per share	$0.36	$(0.36)

	For the Year Ended September 30, 2022 (Restated)
	Redeemable shares	Non-redeemable shares
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including remeasurement of common stock	$(11,119,406)	$(3,700,334)
Remeasurement of common stock to redemption value(1)	14,563,839	—
Allocation of net income (loss)	$3,444,433	$(3,700,334)

Denominators:
Weighted-average shares outstanding	5,893,151	1,961,132
Basic and diluted net income/(loss) per share	$0.58	$(1.89)

(1)	The remeasurement amount includes funds deposited into the Trust Account to extend the time for the Company to complete the Business Combination and franchise and income taxes paid out of the Trust Account.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes (“ASC 740”)”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 3 — Significant Accounting Policies (cont.)

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States and the State of New York as its only “major” tax jurisdictions.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

In August 2020, FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is currently assessing the impact, if any, that ASU 2020-06 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 — Initial Public Offering

Pursuant to the IPO on November 22, 2021, the Company sold 6,000,000 Units at $10.00 per Public Unit, generating gross proceeds of $60,000,000. The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Each Public Unit consists of one share of common stock (“Public Share”), one right (“Public Right”) and one redeemable warrant (“Public Warrant”). Each Public Right will convert into one-twentieth (1/20) of one share of common stock upon the consummation of a Business Combination. Each whole Public Warrant entitles the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 15 months from the closing of the IPO, and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

All of the 6,900,000 Public Shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 4 — Initial Public Offering (cont.)

The Company’s redeemable common stock is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of September 30, 2023 and 2022, the shares of common stock subject to possible redemption reflected on the balance sheets are reconciled in the following table.

Gross proceeds	$69,000,000
Less:
Proceeds allocated to Public Warrants	(6,658,288)
Proceeds allocated to Public Rights	(2,726,727)
Offering costs of Public Shares	(4,760,749)
Plus:
Remeasurement of carrying value to redemption value	14,563,839
Common stock subject to possible redemption at September 30, 2022	$69,418,074
Remeasurement of carrying value to redemption value	3,882,526
Redemption of Public Shares	(39,193,137)
Common stock subject to possible redemption at September 30, 2023	$34,107,463

Note 5 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and Chardan (and/or their designees) purchased an aggregate of 253,889 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,538,886 in a private placement. Upon the closing of the Over-allotment on November 24, 2021, the Company consummated the sale of additional 22,500 Private Units with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 6 — Related Party Transactions

Insider Shares

On August 5, 2021, the Company issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregated consideration of $25,000. On October 29, 2021, the Company effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share, of which, up to 225,000 shares were subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment is not exercised in full, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding shares after the IPO. As the over-allotment option was fully exercised on November 24, 2021, no portion of the Insider Shares were subject to forfeiture.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 6 — Related Party Transactions (cont.)

Promissory Note — Related Party

On August 5, 2021, the Sponsor agreed to loan the Company up to an aggregate amount of $300,000 to be used, in part, for transaction costs incurred in connection with the IPO (the “Promissory Note”). The Promissory Note is unsecured, interest-free and due on the earlier of March 31, 2022 or the closing the IPO. Concurrently with the IPO, the Company repaid the outstanding balance of $105,000 to the Sponsor.

Administrative Services Agreement

The Company entered into an administrative services agreement with the Sponsor pursuant to which the Company pays a total of $10,000 per month for office space, administrative and support services. Upon completion of the initial Business Combination or liquidation, the Company will cease paying these monthly fees. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of the initial Business Combination. For the years ended September 30, 2023 and 2022, the Company incurred $120,000 and $100,000 respectively, in fees for these services, of which $220,000 and $100,000 were included in accounts payable and accrued expenses in the accompanying balance sheets September 30, 2023 and 2022, respectively.

Note 7 — Commitments and Contingencies

Registration Rights

The holders of the insider shares, the private units, securities underlying the Unit Purchase Option and any units that may be issued upon conversion of working capital loans or extension loans (and any securities underlying the private units or units issued upon conversion of the working capital loans or extension loans) will be entitled to registration rights pursuant to a registration rights agreement signed prior to or on the effective date of IPO requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to two demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Right of First Refusal

The Company has granted Chardan for a period of 24 months after the date of the consummation of the Company’s Business Combination, a right of first refusal to act as book-running manager, with at least 30% of the economics, for any and all future public and private equity and debt offerings.

Underwriting Agreement

The Company has granted Chardan, the representative of the underwriters, a 45-day option from the date of this prospectus to purchase up to 900,000 additional Units to cover over-allotments, if any, at the IPO price less the underwriting discounts and commissions.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 7 — Commitments and Contingencies (cont.)

The underwriters were paid a cash underwriting discount of 2.5% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $1,725,000. In addition, the underwriters will be entitled to a deferred fee of 3.75% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $2,587,500, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters will also be entitled to 0.75% of the gross proceeds of the IPO in the form of common stock of the Company at a price of $10.00 per share, to be issued if the Company closes a Business Combination.

Unit Purchase Option

The Company sold to Chardan (and/or its designees), for $100, an option (the “Unit Purchase Option”) to purchase 115,000 units (as the over-allotment option was fully exercised on November 24, 2021) exercisable at $11.50 per Unit (or an aggregate exercise price of $1,322,500) commencing on the later of six months from the effective date of the registration statement related to the IPO and the consummation of a Business Combination. The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the IPO. The Units issuable upon exercise of the Unit Purchase Option are identical to those offered in the IPO. The Company accounts for the Unit Purchase Option, inclusive of the receipt of $100 cash payment, as an expense of the IPO resulting in a charge directly to stockholders’ equity. The option and the underlying securities that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of IPO except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. The Unit Purchase Option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Unit Purchase Option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves.

Deferred Legal Fees

The Company engaged a legal counsel firm for legal advisory services, and the legal counsel agreed to defer their fees in excess of $200,000. The deferred fee will become payable in the event that the Company completes a Business Combination. As of September 30, 2023 and December 31, 2022, the Company had deferred legal fees of approximately $1.62 million and none, respectively, in connection with such services.

Note 8 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the common stock are entitled to one vote for each share. On October 29, 2021, the Company effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share. The stock split was retroactively reflected in the financial statements. As of September 30, 2023, there were 2,001,389 shares of common stock issued and outstanding (excluding 3,154,365 shares subject to possible redemption).

Rights — Each holder of a right will receive one-twentieth (1/20) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/20 share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholders’ Equity (cont.)

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Warrants — Each redeemable warrant entitles the holder thereof to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per full share and will become exercisable on the later of the completion of an initial Business Combination and 12 months from the closing of the IPO. However, no public warrants will be exercisable for cash unless the foregoing, if a registration statement covering the issuance of the common stock issuable upon exercise of the public warrants is not effective within 90 days from the closing of the Company’s initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the closing of the Company’s initial Business Combination at 5:00 p.m., New York City time or earlier redemption.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial Business Combination at an issue price or effective issue price of less than $9.50 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination, and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Price”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

●	if, and only if, the last reported sale price of the Company’s common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 8 — Stockholders’ Equity (cont.)

Except as described above, no warrants will be exercisable and the Company will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure that it will be able to do so and, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the IPO except that the private warrants will be entitled to registration rights. The private warrants (including the common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination except to permitted transferees.

Note 9 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.
Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 9 — Fair Value Measurements (cont.)

The following tabled present information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2023 and 2022 indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	September 30, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trust Account – U.S. Treasury Securities Money Market Fund	$34,107,463	$34,107,463	—	—

	September 30, 2022 (Restated)	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trust Account – U.S. Treasury Securities Money Market Fund	$69,418,075	$69,418,075	—	—

Note 10 — Income Taxes

The Company’s net deferred tax assets are as follows:

	September 30, 2023	September 30, 2022 (Restated)
Deferred tax asset
Net operating loss carryforward	$—	$—
Startup/Organization Expenses	121,704	20,294
Total deferred tax asset	121,704	20,294
Valuation allowance	(121,704)	(20,294)
Deferred tax asset, net of allowance	$—	$—

The income tax provision consists of the following:

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022 (Restated)
Federal
Current	$492,735	$76,625
Deferred	(101,410)	(20,294)
State
Current	$—	$—
Deferred	—	—
Change in valuation allowance	101,410	20,294
Income tax provision	$492,735	$76,625

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 10 — Income Taxes (cont.)

A reconciliation of the Company’s statutory income tax rate to the Company’s effective income tax rate is as follows (in thousands):

	For the Year ended September 30, 2023	For the Year ended September 30, 2022 (Restated)
Income at U.S. statutory rate	21.00%	21.00%
State taxes, net of federal benefit	0.00%	0.00%
Transaction costs	1.89%	(52.42)%
Change in valuation allowance	5.93%	(11.30)%
	28.82%	(42.72)%

As of September 30, 2023, the Company did not have any U.S. federal and state net operating loss carryovers available to offset future taxable income.

In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. The changes in the valuation allowance were $101,410 and $20,294 for the year ended September 30, 2023 and 2022, respectively.

The provisions for U.S. federal income taxes were $492,735 and $76,625 for the years ended September 30, 2023 and 2022, respectively. The Company’s tax returns for the year ended September 30, 2023, 2022 and 2021 remain open and subject to examination.

Note 11 — Promissory Note to BitFuFu

Pursuant to the Merger Agreement, on October 10, 2022, the Company issued an unsecured promissory note to BitFuFu (“BitFufu Note”) up to an aggregate amount of $2,220,000 at an interest rate of 3.5% per annum and is due initially on October 26, 2023, and subsequently extended to November 17, 2024 (see Note 1). Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan to the BitFuFu or its designee in lieu of paying all outstanding principal under BitFufu Note upon the maturity date. On April 24, 2023, Arisz and BitFuFu entered into Amendment No. 3 to the Merger Agreement to provide, among other things, to reduce the amount of the Loan from $2,220,000 to $1,930,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes.

On July 28, 2023, Arisz and BitFuFu entered into Amendment No. 4 to the Merger Agreement to provide, among other things, to increase the amount of the Loan from $1,930,000 to $4,180,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes. The maturity date of the BitFufu Note was extended to November 17, 2024.

As of September 30, 2023, $2,380,000 of the BitFufu Note was outstanding with an accrued interest of $51,229.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements

The following tables present the impact of the restatement adjustments disclosed in Note 2 — Restatement of Previously Issued Financial Statements, to the previously reported financial information as of and for the fiscal year ended September 30, 2022, and quarters ended December 31, 2022, March 31, 2023, and June 30, 2023. Restated Statements of Stockholders’ Deficit are not presented as all impacted items on those statements, Net Income (Loss), Accumulated Deficit, and Total Stockholders’ Deficit, are presented within the following tables.

ARISZ ACQUISITION CORP.
RESTATED BALANCE SHEET
(AUDITED)
September 30, 2022

	Previously Reported	Adjustments	Restated
Assets
Current assets:
Cash	$173,789	$—	$173,789
Prepaid expenses	16,836	—	16,836
Total Current Assets	190,625		190,625

Investments held in Trust Account	69,286,800	131,275	69,418,075
Total Assets	$69,477,425	$131,275	$69,608,700

Liabilities, Temporary Equity, and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$103,063	$—	$103,063
Franchise tax payable	46,800	—	46,800
Income tax payable	49,057	27,568	76,625
Total Current Liabilities	198,920	27,568	226,488

Deferred underwriting fee payable	2,587,500	—	2,587,500
Total Liabilities	2,786,420	27,568	2,813,988

Commitments and Contingencies

Common stock subject to possible redemption, 6,900,000 shares at redemption value of $10.06 per share	69,286,800	131,275	69,418,075

Stockholders’ Deficit
Common stock, $0.0001 par value; 15,000,000 shares authorized; 2,001,389 shares (excluding 6,900,000 shares subject to possible redemption) issued and outstanding	200	—	200
Accumulated deficit	(2,595,995)	(27,568)	(2,623,563)
Total Stockholders’ Deficit	(2,595,795)	(27,568)	(2,623,363)
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$69,477,425	$131,275	$69,608,700

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED STATEMENT OF OPERATIONS
(AUDITED)

	For the Year Ended September 30, 2022
	Previously Reported	Adjustments	Restated
General and administrative expenses	$544,157	$—	$544,157
Franchise tax expense	53,194	—	53,194
Loss from Operations	(597,351)	—	(597,351)

Other income:
Interest earned on investments held in Trust Account	286,800	131,275	418,075
Income before income taxes	(310,551)	131,275	(179,276)
Income tax provision	(49,057)	(27,568)	(76,625)
Net loss	$(359,608)	$103,707	$(255,901)

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	5,893,151	—	5,893,151
Basic and diluted net income per share, common stock subject to possible redemption	$0.57	$0.01	$0.58
Basic and diluted weighted average shares outstanding, non-redeemable common stock	1,961,132	—	1,961,132
Basic and diluted net loss per share, non-redeemable common stock	$(1.88)	$(0.01)	$(1.89)

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED STATEMENT OF CASH FLOWS
(AUDITED)

	For the Year Ended September 30, 2022
	Previously Reported	Adjustments	Restated
Cash Flows from Operating Activities:
Net loss	$(359,608)	$103,707	$(255,901)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(286,800)	(131,275)	(418,075)
Changes in operating assets and liabilities:
Prepaid expenses	(16,836)	—	(16,836)
Accounts payable and accrued expenses	82,573	—	82,573
Income tax payable	49,057	—	49,057
Franchise tax payable	46,800	27,568	76,625
Net cash used in operating activities	(484,814)	—	(484,814)

Cash Flows from Investing Activities:
Purchase of investment held in Trust Account	(69,000,000)	—	(69,000,000)
Net cash used in investing activities	(69,000,000)	—	(69,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of public units through public offering	69,000,000	—	69,000,000
Proceeds from sale of private placement units	2,763,886	—	2,763,886
Proceeds from sale of unit purchase option	100	—	100
Repayment of promissory note to related party	(105,000)	—	(105,000)
Payment of underwriters’ commissions	(1,725,000)	—	(1,725,000)
Payment of deferred offering costs	(350,383)	—	(350,383)
Net cash provided by financing activities	69,583,603	—	69,583,603

Net Change in Cash	98,789	—	98,789
Cash, Beginning of the Year	75,000	—	75,000
Cash, End of the Year	$173,789	$—	$173,789

Supplemental Disclosure of Non-cash Financing Activities
Initial classification of common stock subject to redemption	$59,614,985	$—	$59,614,985
Deferred underwriting fee	$2,587,500	$—	$2,587,500
Remeasurement of common stock to redemption value	$14,432,564	$131,275	$14,563,839

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED BALANCE SHEET
(UNAUDITED)
December 31, 2022

	Previously Reported	Adjustments	Restated
Assets
Current assets:
Cash	$165,606	$—	$165,606
Prepaid expenses	11,145	—	11,145
Total Current Assets	176,751	—	176,751

Investments held in Trust Account	70,463,045	226,316	70,689,361
Total Assets	$70,639,796	$226,316	$70,866,112

Liabilities, Temporary Equity, and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$221,982	$—	$221,982
Interest payable	4,825	—	4,825
Franchise tax payable	58,800	—	58,800
Income tax payable	148,310	19,959	168,269
Promissory note – Bitfufu	740,000	—	740,000
Total Current Liabilities	1,173,917	19,959	1,193,876

Deferred underwriting fee payable	2,587,500	—	2,587,500
Total Liabilities	3,761,417	19,959	3,781,376

Commitments and Contingencies

Common stock subject to possible redemption, 6,900,000 shares at redemption value of $10.24 per share	70,463,045	226,316	70,689,361

Stockholders’ Deficit
Common stock, $0.0001 par value; 15,000,000 shares authorized; 2,001,389 shares (excluding 6,900,000 shares subject to possible redemption) issued and outstanding	200	—	200
Accumulated deficit	(3,584,866)	(19,959)	(3,604,825)
Total Stockholders’ Deficit	(3,584,666)	(19,959)	(3,604,625)
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$70,639,796	$226,316	$70,866,112

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended December 31, 2022
	Previously Reported	Adjustments	Restated
General and administrative expenses	$187,618	$—	$187,618
Franchise tax expense	12,000	—	12,000
Loss from Operations	(199,618)	—	(199,618)

Other income:
Interest earned on investments held in Trust Account	486,246	95,041	581,287
Income before income taxes	286,628	95,041	381,669
Income tax provision	(99,253)	(19,959)	(119,212)
Net Income	$187,375	$75,082	$262,457

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,900,000	—	6,900,000
Basic and diluted net income per share, common stock subject to possible redemption	$0.06	$0.01	$0.07
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389	—	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	$(0.11)	$—	$(0.11)

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the Three Months Ended December 31, 2022
	Previously Reported	Adjustments	Restated
Cash Flows from Operating Activities:
Net income	$187,375	$75,082	$262,457
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(486,246)	(95,041)	(581,287)
Changes in operating assets and liabilities:
Prepaid expenses	5,691	—	5,691
Accounts payable and accrued expenses	118,919	—	118,919
Interest payable	4,825	—	4,825
Income tax payable	99,253	19,959	119,212
Franchise tax payable	12,000	—	46,800
Net cash used in operating activities	(58,183)	—	(58,183)

Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(690,000)	—	(690,000)
Net cash provided by (used in) investing activities	(690,000)	—	(690,000)

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to Bitfufu	740,000	—	740,000
Net cash provided by (used in) financing activities	740,000	—	740,000

Net Change in Cash	(8,183)	—	(8,183)
Cash, Beginning of the Period	173,789	—	173,789
Cash, End of the Period	$165,606	$—	$165,606

Supplemental Disclosure of Non-cash Financing Activities
Deferred underwriting fee	$2,587,500	$—	$2,587,500
Remeasurement of common stock to redemption value	$1,176,246	$95,041	$1,271,287

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED BALANCE SHEET
(UNAUDITED)
March 31, 2023

	Previously Reported	Adjustments	Restated
Assets
Current assets:
Cash	$7,409	$—	$7,409
Prepaid expenses	64,061	—	64,061
Total Current Assets	71,470	—	71,470

Investments held in Trust Account	71,752,184	271,857	72,024,041
Total Assets	$71,823,654	$271,857	$72,095,511

Liabilities, Temporary Equity, and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$186,748	$—	$186,748
Interest payable	16,179	—	16,179
Franchise tax payable	24,100	—	24,100
Income tax payable	244,419	29,522	273,941
Promissory note – Bitfufu	1,480,000	—	1,480,000
Total Current Liabilities	1,951,446	29,522	1,980,968

Deferred underwriting fee payable	2,587,500	—	2,587,500
Total Liabilities	4,538,946	29,522	4,568,468

Commitments and Contingencies

Common stock subject to possible redemption, 6,900,000 shares at redemption value of $10.44 per share	71,752,184	271,857	72,024,041

Stockholders’ Deficit
Common stock, $0.0001 par value; 15,000,000 shares authorized; 2,001,389 shares (excluding 6,900,000 shares subject to possible redemption) issued and outstanding	200	—	200
Accumulated deficit	(4,467,676)	(29,522)	(4,497,198)
Total Stockholders’ Deficit	(4,467,476)	(29,522)	(4,496,998)
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$71,823,654	$271,857	$72,095,511

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended March 31, 2023
	Previously Reported	Adjustments	Restated
General and administrative expenses	$141,380	$—	$141,380
Franchise tax expense	12,100	—	12,100
Loss from Operations	(153,480)	—	(153,480)

Other income:
Interest earned on investments held in Trust Account	704,974	45,541	750,515
Income before income taxes	551,494	45,541	597,035
Income tax provision	(145,166)	(9,564)	(154,730)
Net Income	$406,328	$35,977	$442,305

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,900,000	—	6,900,000
Basic and diluted net income per share, common stock subject to possible redemption	$0.09	$—	$0.09
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389	—	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	$(0.10)	$—	$(0.10)

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Six Months Ended March 31, 2023
	Previously Reported	Adjustments	Restated
General and administrative expenses	$328,998	$—	$328,998
Franchise tax expenses	24,100	—	24,100
Loss from Operations	(353,098)	—	(353,098)

Other income:
Interest earned on investments held in Trust Account	1,191,220	140,582	1,331,802
Income before income taxes	838,122	140,582	978,704
Income tax provision	(244,419)	(29,522)	(273,941)
Net Income	$593,703	$111,060	$704,763

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,900,000	—	6,900,000
Basic and diluted net income per share, common stock subject to possible redemption	$0.15	$0.01	$0.16
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389	—	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	$(0.21)	$—	$(0.21)

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the Six Months Ended March 31, 2023
	Previously Reported	Adjustments	Restated
Cash Flows from Operating Activities:
Net income	$593,703	$111,060	$704,763
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,191,220)	(140,582)	(1,331,802)
Changes in operating assets and liabilities:
Prepaid expenses	(47,225)	—	(47,225)
Accounts payable and accrued expenses	83,685		83,685
Interest payable	16,179	—	16,179
Income tax payable	195,362	29,522	224,884
Franchise tax payable	(22,700)	—	(22,700)
Net cash used in operating activities	(372,216)	—	(372,216)

Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(1,380,000)	—	(1,380,000)
Cash withdrawn from Trust Account to pay franchise tax and income taxes	105,836	—	105,836
Net cash provided by (used in) investing activities	(1,274,164)	—	(1,274,164)

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to Bitfufu	1,480,000	—	1,480,000
Net cash provided by financing activities	1,480,000	—	1,480,000

Net Change in Cash	(166,380)	—	(166,380)
Cash, Beginning of the Period	173,789	—	173,789
Cash, End of the Period	$7,409	$—	$7,409

Supplemental Disclosure of Non-cash Financing Activities
Remeasurement of common stock to redemption value	$2,465,384	$140,582	$2,605,966

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED BALANCE SHEET
(UNAUDITED)
June 30, 2023

	Previously Reported	Adjustments	Restated
Assets
Current assets:
Cash	$158,698	$—	$158,698
Prepaid expenses	46,720	—	46,720
Total Current Assets	205,418	—	205,418

Investments held in Trust Account	33,185,036	129,527	33,314,563
Total Assets	$33,390,454	$129,527	$33,519,981

Liabilities, Temporary Equity, and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$283,584	$—	$283,584
Interest payable	31,756	—	31,756
Franchise tax payable	13,900	—	13,900
Income tax payable	45,554	(367)	45,187
Excise tax payable	391,931	—	391,931
Promissory note – Bitfufu	1,930,000	—	1,930,000
Total Current Liabilities	2,696,725	(367)	2,696,358

Deferred underwriting fee payable	2,587,500	—	2,587,500
Total Liabilities	5,284,225	(367)	5,283,858

Commitments and Contingencies

Common stock subject to possible redemption, 3,154,365 shares at redemption value of $10.56 per share	33,185,036	129,527	33,314,563

Stockholders’ Deficit
Common stock, $0.0001 par value; 15,000,000 shares authorized; 2,001,389 shares (excluding 3,154,365 shares subject to possible redemption) issued and outstanding	200	—	200
Accumulated deficit	(5,079,007)	367	(5,078,640)
Total Stockholders’ Deficit	(5,078,807)	367	(5,078,440)
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$33,390,454	$129,527	$33,519,981

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Three Months Ended June 30, 2023
	Previously Reported	Adjustments	Restated
General and administrative expenses	$188,542	$—	$188,542
Franchise tax expense	9,800	—	9,800
Loss from Operations	(198,342)	—	(198,342)

Other income:
Interest earned on investments held in Trust Account	763,986	(142,330)	621,656
Income before income taxes	565,644	(142,330)	423,314
Income tax provision	(159,055)	29,889	(129,166)
Net Income	$406,589	$(112,441)	$294,148

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	4,800,798	—	4,800,798
Basic and diluted net income per share, common stock subject to possible redemption	$0.10	$(0.03)	$0.07
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389	—	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	$(0.03)	$—	$(0.03)

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	For the Nine Months Ended June 30, 2023
	Previously Reported	Adjustments	Restated
General and administrative expenses	$517,538	$—	$517,538
Franchise tax expense	33,900	—	33,900
Loss from Operations	(551,438)	—	(551,438)

Other income:
Interest earned on investments held in Trust Account	1,955,206	(1,748)	1,953,458
Income before income taxes	1,403,768	(1,748)	1,402,020
Income tax provision	(403,474)	367	(403,107)
Net Income	$1,000,294	$(1,381)	$998,913

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	6,200,266	—	6,200,266
Basic and diluted net income per share, common stock subject to possible redemption	$0.24	$—	$0.24
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389	—	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	$(0.25)	$—	$(0.25)

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 12 — Restatement of Previously Issued Financial Statements (cont.)

ARISZ ACQUISITION CORP.
RESTATED CONDENSED STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the Nine Months Ended June 30, 2023
	Previously Reported	Adjustments	Restated
Cash Flows from Operating Activities:
Net income	$1,000,294	$(1,381)	$998,913
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(1,955,206)	1,748	(1,953,458)
Changes in operating assets and liabilities:
Prepaid expenses	(29,884)	—	(29,884)
Accounts payable and accrued expenses	180,520	—	180,520
Interest payable	31,756	—	31,756
Income tax payable	(3,503)	(367)	(3,870)
Franchise tax payable	(32,900)	—	(32,900)
Net cash used in operating activities	(808,923)	—	(808,923)

Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(1,620,000)	—	(1,620,000)
Cash withdrawn from Trust Account to pay franchise tax and income taxes	483,832	—	483,832
Cash withdrawn from Trust Account for public stockholder redemptions	39,193,137	—	39,193,137
Net cash provided by investing activities	38,056,969	—	38,056,969

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to Bitfufu	1,930,000	—	1,930,000
Payment to redeemed public stockholders	(39,193,137)	—	39,193,137
Net cash used in financing activities	(37,263,137)	—	(37,263,137)

Net Change in Cash	(15,091)	—	(15,091)
Cash, Beginning of the Period	173,789	—	173,789
Cash, End of the Period	$158,698	$—	$158,698

Supplemental Disclosure of Non-cash Financing Activities
Remeasurement of common stock to redemption value	$3,091,374	$(1,748)	$3,089,625

Note 13 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the financial statements were issued. Other than described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On October 18, 2023, November 17, 2023 and December 18, 2023, Arisz deposited $120,000 each time into the Trust Account to extend the period of time Arisz has to complete a business combination from October 22, 2023 to January 22, 2024.

On October 30, 2023, Arisz received $450,000, the fifth installment of the Loan, from BitFuFu.

ARISZ ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS

Note 13 — Subsequent Events (cont.)

On November 15, 2023, Arisz entered into Amendment No. 1 to the Investment Management Trust Agreement, dated as of November 17, 2021, by and between the Company and Continental Stock Transfer & Trust Company, to allow for the funds in the Trust Account to be held in an interest-bearing bank demand deposit account.

In addition, in order to mitigate the potential risks of being deemed to have been operating as an unregistered investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), the Company has determined to instruct Continental Stock Transfer & Trust Company, to liquidate the U.S. government treasury obligations and money market funds held in the Trust Account and to hold all funds in the Trust Account in cash in an interest-bearing bank demand deposit account until the earlier of consummation of the Company’s initial business combination or liquidation.

ARISZ ACQUISITION CORP.

UNAUDITED CONDENSED BALANCE SHEETS

	December 31, 2023	September 30, 2023 (Audited)
Assets
Current assets:
Cash	$230,789	$215,059
Prepaid expenses	—	21,896
Total Current Assets	230,789	236,955

Cash held in Trust Account	34,885,555	34,107,463
Total Assets	$35,116,344	$34,344,418

Liabilities, Temporary Equity, and Stockholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$439,413	$324,851
Interest payable to Bitfufu	74,673	51,229
Franchise tax payable	30,300	20,000
Income tax payable	248,019	162,383
Excise tax payable	391,931	391,931
Promissory note – Bitfufu	2,830,000	2,380,000
Total Current Liabilities	4,014,336	3,330,394

Deferred underwriting fee payable	2,587,500	2,587,500
Total Liabilities	6,601,836	5,917,894

Commitments and Contingencies (Note 6)

Common stock subject to possible redemption, 3,154,365 shares at redemption value of $11.06 per share and $10.81 per share as of December 31, 2023 and September 30, 2023, respectively	34,885,555	34,107,463

Stockholders’ Deficit
Common stock, $0.0001 par value; 15,000,000 shares authorized; 2,001,389 shares (excluding 3,154,365 shares subject to possible redemption at December 31, 2023 and September 30, 2023) issued and outstanding	200	200
Accumulated deficit	(6,371,247)	(5,681,139)
Total Stockholders’ Deficit	(6,371,047)	(5,680,939)
Total Liabilities, Temporary Equity, and Stockholders’ Deficit	$35,116,344	$34,344,418

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARISZ ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF OPERATIONS

	Three Months Ended December 31,
	2023	2022
General and administrative expenses	$210,729	$182,793	(1)
Franchise tax expenses	10,300	12,000
Loss from Operations	(221,029)	(194,793)

Other income:
Interest earned on investment held in Trust Account	418,092	581,287

Other expense:
Interest on Bitfufu loan	(23,443)	(4,825	)(1)

Income before income taxes	173,620	381,669

Income taxes provision	(85,636)	(119,212)

Net income	$87,984	$262,457

Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	3,154,365	6,900,000
Basic and diluted net income per share, common stock subject to possible redemption	$0.11	0.07
Basic and diluted weighted average shares outstanding, non-redeemable common stock	2,001,389	2,001,389
Basic and diluted net loss per share, non-redeemable common stock	$(0.13)	$(0.11)

(1)	Interest expense on Bitfutu loan was reclassified from general and administrative expenses.

 The accompanying notes are an integral part of these unaudited condensed financial statements.

ARISZ ACQUISITION CORP.

UNAUDITED CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the Three Months Ended December 31, 2023

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance as of September 30, 2023	2,001,389	$200	$—	$(5,681,139)	$(5,680,939)
Additional deposits to Trust Account for extension	—	—	—	(360,000)	(360,000)
Remeasurement of common stock to redemption value	—	—	—	(418,092)	(418,092)
Net income	—	—	—	87,984	87,984
Balance as of December 31, 2023	2,001,389	$200	$—	$(6,371,247)	$(6,371,047)

For the Three Months Ended December 31, 2022

			Additional		Total
	Common Stock		Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balance as of September 30, 2022	2,001,389	$200	$—	$(2,595,995)	$(2,595,795)
Additional deposits to Trust Account for extension	—	—	—	(690,000)	(690,000)
Remeasurement of common stock to redemption value	—	—	—	(581,287)	(581,287)
Net income	—	—	—	262,457	262,457
Balance as of December 31, 2022	2,001,389	$200	$—	$(3,604,825)	$(3,604,625)

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARISZ ACQUISITION CORP.
UNAUDITED CONDENSED STATEMENT OF CASH FLOWS

	For the Three Months Ended December 31, 2023	For the Three Months Ended December 31, 2022
Cash Flows from Operating Activities:
Net income	$87,984	$262,457
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on investments held in Trust Account	(418,092)	(581,287)
Changes in operating assets and liabilities:
Prepaid expenses	21,896	5,691
Accounts payable and accrued expenses	114,562	118,919
Interest payable	23,444	4,825
Income tax payable	85,636	119,212
Franchise tax payable	10,300	12,000
Net cash used in operating activities	(74,270)	(58,183)

Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(360,000)	(690,000)
Net cash used in investing activities	(360,000)	(690,000)

Cash Flows from Financing Activities:
Proceeds from issuance of promissory note to Bitfufu	450,000	740,000
Net cash provided by financing activities	450,000	740,000

Net Change in Cash	15,730	(8,183)
Cash - Beginning of the Period	215,059	173,789
Cash - End of the Period	$230,789	$165,606
Supplemental Disclosure of Non-cash Financing Activities
Deferred underwriting fee	$—	$2,587,500
Remeasurement of common stock to redemption value	$778,092	$1,271,287

The accompanying notes are an integral part of these unaudited condensed financial statements.

ARISZ ACQUISITION CORP.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operation

Arisz Acquisition Corp. (“Arisz” or the “Company”) is a blank check company incorporated as a Delaware corporation on July 21, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities (“Business Combination”). The Company has selected September 30 as its fiscal year end.

As of December 31, 2023, the Company had not commenced any operations. All activities through December 31, 2023 have been limited to organizational activities as well as activities related to the Initial Public Offering (“IPO” as defined below in Note 3). The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the IPO.

The Company’s sponsor is Arisz Investments LLC (the “Sponsor”), a Delaware limited liability company affiliated with the Company’s Chairman and Chief Executive Officer.

On January 21, 2022, Arisz entered into a merger agreement with Finfront Holding Company, a Cayman Islands exempted company (“BitFuFu”), pursuant to which (a) Arisz agreed to form BitFuFu Inc., a Cayman Islands exempted company, as its wholly owned subsidiary (“Purchaser”), (b) Purchaser will form Boundary Holding Company, a Cayman Islands exempted company, as its wholly owned subsidiary (“Merger Sub”), (c) Arisz will be merged with and into Purchaser (the “Redomestication Merger”), with Purchaser surviving the Redomestication Merger, and (d) Merger Sub will be merged with and into BitFuFu (the “Acquisition Merger”), with the Company surviving the Acquisition Merger as a direct, wholly owned subsidiary of Purchaser (collectively, the “Business Combination”). Following the Business Combination, Purchaser will be a publicly traded company listed on a stock exchange in the United States. On April 4, 2022, each of Arisz and BitFuFu entered into that certain Amendment to the Merger Agreement pursuant to which, among other things, the parties clarified certain Cayman Island corporate law matters by mutual agreement.

In consideration of the Acquisition Merger, Purchaser will issue 150,000,000 ordinary shares with a deemed price per share US$10.00 (“Aggregate Stock Consideration”) to the shareholders of BitFuFu. The Aggregate Stock Consideration consists of 7,500,000 Class A ordinary shares and 142,500,000 Class B ordinary shares of Purchaser.

On October 10, 2022, Arisz and BitFuFu entered into an amendment to the Merger Agreement to provide, among other things: 1) for a loan from BitFuFu to Arisz in the amount of $2,220,000 (the “Loan”) for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes, and 2) remove all existing restrictions on 400,000 Insider Shares that are currently subject to transfer restrictions, so that such shares are freely tradeable upon the Closing. The Loan will be funded in three equal installments of $740,000 on each of October 26, 2022, January 26, 2023 and April 26, 2023, and 3) extend the Outside Date to August 1, 2023. Additionally, this amendment to the Merger Agreement amended Section 11.1(b) of the Merger Agreement to provide  for (i) a Parent breakup fee payable by BitFuFu to Arisz equal to Four Million Dollars ($4,000,000) in cash in the event of the termination of the Merger Agreement by Arisz pursuant to Section 11.1(b) of the Merger Agreement or as a result of BitFuFu’s refusal to consummate the transactions contemplated thereby and (ii) a Company breakup fee payable by Arisz to BitFuFu in the amount of Five Million Dollars ($5,000,000) in the event of the termination of the Merger Agreement by BitFuFu pursuant to Section 11.1(c) of the Merger Agreement or as a result of Arisz’s refusal to consummate the transactions contemplated thereby

On October 10, 2022, Arisz issued an unsecured promissory note to BitFuFu for the amount of the Loan at an interest rate of 3.5% per annum and is due on October 26, 2023. Arisz may elect to issue a number of unregistered shares of its common stock as payment for the Loan, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan.

On October 13, 2022, the parties to that certain Backstop Agreement dated July 14, 2022, by and among Arisz, BitFuFu Inc., and Arisz’s Sponsor (the “Backstop Agreement”) entered into a new backstop agreement substantially on the same terms as the Backstop Agreement with the only substantive additional terms being that: 1) the subscription amount is $2.0 million worth of shares and 2) the termination date is the earlier of: (i) the date agreed by the parties thereto in writing and (ii) the date that the Merger Agreement is terminated, on its terms.

On April 19, 2023, Arisz filed with the SEC, and mailed to its stockholders of record as of April 6, 2023, a notice of meeting, proxy statement and proxy card, with respect to a special meeting of Arisz stockholders to be held on May 11, 2023, and which included proposals to amend Arisz’s charter in order to extend the time it has to complete its initial business combination up to nine (9) times with each extension allowing for an additional one (1) month period from May 22, 2023 to February 22, 2024, provided that Arisz contributes to the Trust Account $120,000 for each one-month extension, paid on a month-to-month and as-needed basis.

On April 24, 2023, Arisz and BitFuFu entered into Amendment No. 3 to the Merger Agreement to provide, among other things: 1) to reduce the amount of the Loan from $2,220,000 to $1,930,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes and 2) that the third installment of the loan will be in the amount of $450,000.

On May 11, 2023, Arisz held a special meeting of stockholders to consider, among other things, proposals to amend Arisz’s charter in order to extend the time it has to complete its initial business combination up to nine (9) times with each extension allowing for an additional one (1) month period from May 22, 2023 to February 22, 2024, provided that Arisz contributes to the Trust Account $120,000 for each one-month extension, paid on a month-to-month and as-needed basis. At the special meeting, the requisite number of stockholders voted in favor of these proposals.

In connection with the special meeting, 3,745,635 shares of common stock were tendered for redemption. As a result, approximately $39.18 million (approximately $10.46 per share) was removed from the Company’s Trust Account to pay such holders, without taking into account additional allocation of payments to cover any tax obligation of the Company, such as franchise taxes, but not including any excise tax, since that date. Following redemptions, the Company had 5,155,754 shares of common stock outstanding, and approximately $33.02 million remained in the Company’s Trust Account.

In connection with the special meeting, in each month from May 2023 to January 2024, the Company deposited $120,000 per month into the Trust Account to extend the time for Arisz to complete the Business Combination until February 22, 2024.

On July 28, 2023, Arisz and BitFuFu entered into Amendment No. 4 to the Merger Agreement (“Amendment No. 4”) to provide, among other things: (1) that the Outside Date for the completion of the Corporation’s business combination, as defined therein be extended from August 1, 2023 to November 17, 2024 and (2) for an amendment to the loan installment of $360,000 to be extended on each of August 2, 2023, November 2, 2023, February 2, 2024, May 2, 2024 and August 2, 2024 to be used to cover the extension costs, and the remaining balance of each loan installment to be used for working capital purposes. In accordance therewith, on July 28, 2023, Arisz and the Company amended and restated the BitFuFu Note.

On November 15, 2023, Arisz entered into Amendment No. 1 to the Investment Management Trust Agreement, dated as of November 17, 2021, by and between the Company and Continental Stock Transfer & Trust Company, to allow for the funds in the Trust Account to be held in an interest-bearing bank demand deposit account.

On February 2, 2024, Arisz irrevocably waived Bitfufu’s obligation under the Merger Agreement to fund to Arisz the amount of $450,000 by February 2, 2024, and agreed to accept the amount of $210,000 in lieu thereof, of which $120,000 shall be used to fund Arisz’s extension through March 22, 2024 and the remainder for working capital purposes.

On February 5, 2024, Arisz held an annual meeting of stockholders to consider, among other things, proposals to amend Arisz’s charter in order to extend the time it has to complete its initial business combination up to nine (9) times with each extension allowing for an additional one (1) month period from February 22, 2024 to November 22, 2024, provided that Arisz contributes to the Trust Account $120,000 for each one-month extension, paid on a month-to-month and as-needed basis. At the special meeting, the requisite number of stockholders voted in favor of these proposals.

In connection with the annual meeting, 777,050 shares of common stock were tendered for redemption. As a result, approximately $8.59 million (approximately $11.05 per share) will be removed from the Company’s trust account to pay such holders, taking into account additional allocation of payments to cover certain tax obligations of the Company. Following redemptions, the Company will have 4,378,704 shares of common stock outstanding, and approximately $26.2 million will remain (in the Company’s Trust Account.

In connection with the annual meeting, the Company intends to deposit $120,000 into the Trust Account prior to February 22, 2024 in order to extend the time for Arisz to complete the Business Combination until March 22, 2024. As of the date of this report, this payment has not been made.

Financing

The registration statement for the Company’s IPO became effective on November 17, 2021. On November 22, 2021 the Company consummated the IPO of 6,000,000 units (which did not include the exercise of the over-allotment option by the underwriters in the IPO) at an offering price of $10.00 per unit (the “Public Units’), generating gross proceeds of $60,000,000. Simultaneously with the IPO, the Company sold to its Sponsor and Chardan Capital Markets LLC (“Chardan”) (and/or their designees) 253,889 units at $10.00 per unit (the “Private Units”) in a private placement generating total gross proceeds of $2,538,886, which is described in Note 4.

Concurrently, the Company repaid $105,000 to the Sponsor, under related party loan evidenced by promissory note issued on August 5, 2021.

The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units (the “Over-allotment Units”) at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Upon the closing of the Over-allotment on November 24, 2021, the Company consummated the sale of additional 22,500 Private Units (the “Additional Private Units”) with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000.

Transaction costs amounted to $5,587,733, consisting of $1,725,000 of underwriting fees, $2,587,500 of deferred underwriting fees (payable only upon completion of a Business Combination) and $1,275,233 of other offering costs.

Trust Account

Upon closing of the IPO, the Private Units, the sale of the Over-allotment Units and the sale of the Additional Private Units, a total of $69,000,000 ($10.00 per Unit) was placed in a U.S.-based trust account (the “Trust Account”) with Continental Stock Transfer & Trust acting as trustee and can be invested only in U.S. government treasury bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act and that invest only in direct U.S. government treasury obligations. These funds will not be released until the earlier of the completion of the initial Business Combination and the liquidation due to the Company’s failure to complete a Business Combination within the applicable period of time. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders. In addition, interest income earned on the funds in the Trust Account may be released to the Company to pay its income or other tax obligations. With these exceptions, expenses incurred by the Company may be paid prior to a business combination only from the net proceeds of the IPO and private placement not held in the Trust Account.

Business Combination

Pursuant to NASDAQ listing rules, the Company’s initial Business Combination must occur with one or more target businesses having an aggregate fair market value equal to at least 80% of the value of the funds in the Trust account (excluding any taxes payable on the income earned on the Trust Account), which the Company refers to as the 80% test, at the time of the execution of a definitive agreement for its initial business combination, although the Company may structure a business combination with one or more target businesses whose fair market value significantly exceeds 80% of the Trust Account balance. If the Company is no longer listed on NASDAQ, it will not be required to satisfy the 80% test.

The public shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a Business Combination and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by law and the Company does not decide to hold a stockholder vote for business or other legal reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by law, or the Company decides to obtain stockholder approval for business or legal reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Additionally, each public stockholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any of the Company’s officers or directors that may hold Insider Shares (as defined in Note 5) (the “Initial Stockholders”) and Chardan have agreed (a) to vote their Insider Shares, Private Shares (as defined in Note 4) and any public shares purchased during or after the IPO in favor of approving a Business Combination and (b) not to convert any shares (including the Insider Shares) in connection with a stockholder vote to approve, or sell the shares to the Company in any tender offer in connection with, a proposed Business Combination.

The Company will provide its holders of the outstanding public shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their public shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The Public Stockholders will be entitled to redeem their public shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.00 per public share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income tax obligations). If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Amended and Restated Certificate of Incorporation provides that a public stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% or more of the public shares, without the prior consent of the Company.

The Initial Stockholders and Chardan have agreed (a) to waive their redemption rights with respect to the Insider Shares, Private Shares, Underwriter Shares and public shares held by them in connection with the completion of a Business Combination and (b) not to propose, or vote in favor of, an amendment to the Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its public shares if the Company does not complete a Business Combination, unless the Company provides the public stockholders with the opportunity to redeem their public shares in conjunction with any such amendment.

The Company initially had 18 months from the closing of the IPO to consummate an initial Business Combination. If the Company anticipates that it may not be able to consummate initial Business Combination within 18 months, the Company’s insiders or their affiliates may, but are not obligated to, extend the period of time to consummate a business combination up to nine (9) times with each extension allowing for an additional one (1) month period from May 22, 2023 to November 22, 2024 (the “Combination Period”). In connection with the stockholder special meetings, in each month from May 2023 to January 2024, the Company deposited $120,000 per month into the Trust Account to extend the time for Arisz to complete the Business Combination until February 22, 2024.

Liquidation

If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest (which interest shall be net of taxes payable, and less certain amount of interest to pay dissolution expenses) divided by the number of then outstanding Public Shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

The Sponsor and Chardan have agreed to waive their liquidation rights with respect to the Insider Shares and Private Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor or underwriters acquires public shares in or after the IPO, such public shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within in the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than $10.00.

In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below $10.00 per Public Share, except as to any claims by a third party who executed a valid and enforceable agreement with the Company waiving any right, title, interest or claim of any kind they may have in or to any monies held in the Trust Account and except as to any claims under the Company’s indemnity of the underwriters of IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third party claims.

Liquidity and Going Concern

As of December 31, 2023, the Company had cash of $230,789 and a working capital deficit of $3,783,547. In connection with the shareholder special meeting on May 11, 2023, in each month from May 2023 to January 2024, the Company deposited $120,000 per month into the Trust Account to extend the time for Arisz to complete the Business Combination until February 22, 2024. It is uncertain that the Company will be able consummate a Business Combination by February 22, 2024. Moreover, Arisz may need to obtain additional financing either to complete its Business Combination or because it becomes obligated to redeem a significant number of public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. If a Business Combination is not consummated by February 22, 2024 (unless further extended monthly up to November 22, 2024), there will be a mandatory liquidation and subsequent dissolution.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that if the Company is unable to complete a Business Combination by February 22, 2024 (unless further extended monthly up to November 22, 2024) , then the Company will cease all operations except for the purpose of liquidating. The date for liquidation and subsequent dissolution as well as liquidity concerns raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate.

Risks and Uncertainties

In February 2022, an armed conflict escalated between Russia and Ukraine. The sanctions announced by the United States and other countries against Russia and Belarus following Russia’s invasion of Ukraine to date include restrictions on selling or importing goods, services, or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business, and financial organizations in Russia and Belarus. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. Separately, in October 2023, Israel and certain Iranian-backed Palestinian forces began an armed conflict in Israel, the Gaza Strip, and surrounding areas, which threatens to spread to other Middle Eastern countries including Lebanon and Iran.

As a result of the ongoing Russia/Ukraine, Hamas/Israel conflicts and/or other future global conflicts, the Company’s ability to consummate a Business Combination, or the operations of a target business with which the Company ultimately consummates a Business Combination, may be materially and adversely affected. In addition, the Company’s ability to consummate a transaction may be dependent on the ability to raise equity and debt financing which may be impacted by these events, including as a result of increased market volatility, or decreased market liquidity in third-party financing being unavailable on terms acceptable to the Company or at all. The impact of this action and potential future sanctions on the world economy and the specific impact on the Company’s financial position, results of operations or ability to consummate a Business Combination are not yet determinable. The condensed financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IR Act applies only to repurchases that occur after December 31, 2022.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

The IR Act tax provisions had an impact on the Company’s fiscal 2023 tax provision as there were redemptions by the public stockholders in May 2023; as a result, the Company recorded a $391,931 excise tax liability as of December 31, 2023. The Company will continue to monitor for updates to the Company’s business along with guidance issued with respect to the IR Act to determine whether any adjustments are needed to the Company’s tax provision in future periods.

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are presented in U.S. Dollars and in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by GAAP. In the opinion of management, all adjustments (consisting of normal accruals) considered for a fair presentation have been included. Operating results for the three months ended December 31, 2023 are not necessarily indicative of the results that may be expected for the year ending September 30, 2024 or any future period.

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

In preparing these financial statements in conformity with U.S. GAAP, the Company’s management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $230,789 and $215,059 in cash did not have any cash equivalents as of December 31, 2023 and September 30, 2023, respectively.

Cash and Investments Held in Trust Account

As of December 31, 2023, the Company’s Trust Account consisted of cash in an interest-bearing bank demand deposit account. As of September 30, 2023, the Company’s portfolio of investments is comprised of money market funds that invest in U.S. government securities.

Offering Costs

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A – “Expenses of Offering”. Offering costs $5,587,733 consisting primarily of underwriting, legal, accounting, registration and other expenses incurred through the balance sheet date that are directly related to the IPO and charged to shareholders’ equity upon the completion of the IPO.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. Management concluded that warrants to be issued pursuant to the warrant agreement qualify for equity accounting treatment.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, shares of common stock subject to possible redemption are presented at redemption value of $11.06 and $10.81 per share, as of December 31, 2023 and September 30, 2023, respectively, as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable common stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of shares of redeemable common stock are affected by charges against additional paid in capital or accumulated deficit if additional paid-in capital is zero.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of a cash account in a financial institution and money market funds held in the Trust Account. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Net Income (Loss) per Share

The Company complies with accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share”. The statements of operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income (loss) per share. In order to determine the net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the undistributed income (loss) allocable to both the redeemable shares and non-redeemable shares and the undistributed income (loss) is calculated using the total net loss less any dividends paid. The Company then allocated the undistributed income (loss) ratably based on the weighted average number of shares outstanding between the redeemable and non-redeemable shares. Any remeasurement of the accretion to redemption value of the common shares subject to possible redemption was considered to be dividends paid to the public shareholders. As of December 31, 2023, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per share is the same as basic loss per share for the period presented.

The net income (loss) per share presented in the statements of operations is based on the following:

	For the Three Months Ended December 31, 2023	For the Three Months Ended December 31, 2022
Net income	$87,984	$262,457
Remeasurement of common stock to redemption value(1)	(778,092)	(1,271,287)
Net loss including remeasurement of common stock to redemption value	$(690,108)	$(1,008,830)

	For the Three Months Ended December 31, 2023
	Redeemable shares	Non-redeemable shares
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including remeasurement of common stock	$(422,218)	$(267,890)
Remeasurement of common stock to redemption value(1)	778,092	—
Allocation of net income (loss)	$355,874	$(267,890)

Denominators:
Weighted-average shares outstanding	3,154,365	2,001,389
Basic and diluted net income (loss) per share	$0.11	$(0.13)

	For the Three Months Ended December 31, 2022
	Redeemable shares	Non-redeemable shares
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including remeasurement of common stock	$(782,005)	$(226,825)
Remeasurement of common stock to redemption value(1)	1,271,287	—
Allocation of net income (loss)	$489,282	$(226,825)

Denominators:
Weighted-average shares outstanding	6,900,000	2,001,389
Basic and diluted net income/(loss) per share	$0.07	$(0.11)

(1)	The remeasurement amount includes funds deposited into the Trust Account to extend the time for the Company to complete the Business Combination and franchise and income taxes paid out of the Trust Account.

Income Taxes

The Company accounts for income taxes under ASC 740, “Income Taxes (“ASC 740”)”. ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the condensed financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The Company’s effective tax rate was 49.32% and 31.23% for the three months ended December 31, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the three months ended December 31, 2023 and 2022, due to non-deductible M&A costs and change in valuation allowance.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.

While ASC 740 identifies usage of an effective annual tax rate for purposes of an interim provision, it does allow for estimating individual elements in the current period if they are significant, unusual or infrequent. Computing the effective tax rate for the Company is complicated due to the potential impact of the timing of any Business Combination expenses and the actual interest income that will be recognized during the year. The Company has taken a position as to the calculation of income tax expense in a current period based on ASC 740-270-25-3 which states, “If an entity is unable to estimate a part of its ordinary income (or loss) or the related tax (benefit) but is otherwise able to make a reasonable estimate, the tax (or benefit) applicable to the item that cannot be estimated shall be reported in the interim period in which the item is reported.” The Company believes its calculation to be a reliable estimate and allows it to properly take into account the usual elements that can impact its annualized book income and its impact on the effective tax rate. As such, the Company is computing its taxable income and associated income tax provision based on actual results through December 31, 2023.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company has identified the United States and the State of New York as its only “major” tax jurisdictions.

The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Recent Accounting Standards

In August 2020, FASB issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. The amendments are effective for smaller reporting companies for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company adopted this guidance on October 1, 2023 with no impact on the unaudited financial statements or results of operations of the Company.

In December 2023, the FASB issued Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosure” (“ASU 2023-09”). ASU 2023-09 mostly requires, on an annual basis, disclosure of specific categories in an entity’s effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. The incremental disclosures may be presented on a prospective or retrospective basis. The ASU is effective for fiscal years beginning after December 15, 2024 with early adoption permitted. The Company is currently assessing the impact, if any, that ASU 2023-09 would have on its financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Initial Public Offering

Pursuant to the IPO on November 22, 2021, the Company sold 6,000,000 Units at $10.00 per Public Unit, generating gross proceeds of $60,000,000. The Company granted the underwriters a 45-day option to purchase up to 900,000 additional Units to cover over-allotments, if any. On November 24, 2021, the underwriters fully exercised the over-allotment option and purchased 900,000 units at a price of $10.00 per Unit, generating gross proceeds of $9,000,000. Each Public Unit consists of one share of common stock (“Public Share”), one right (“Public Right”) and one redeemable warrant (“Public Warrant”). Each Public Right will convert into one-twentieth (1/20) of one share of common stock upon the consummation of a Business Combination. Each whole Public Warrant entitles the holder to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per whole share, subject to adjustment. The warrants will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 15 months from the closing of the IPO, and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

All of the 6,900,000 Public Shares sold as part of the Public Units in the IPO contain a redemption feature which allows for the redemption of such Public Shares if there is a stockholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s amended and restated certificate of incorporation, or in connection with the Company’s liquidation. In accordance with the SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require common stock subject to redemption to be classified outside of permanent equity.

The Company’s redeemable common stock is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend (i.e., a reduction to retained earnings, or in absence of retained earnings, additional paid-in capital).

As of December 31, 2023 and September 30, 2023, the shares of common stock subject to possible redemption reflected on the balance sheets are reconciled in the following table.

Gross proceeds	$69,000,000
Less:
Proceeds allocated to Public Warrants	(6,658,288)
Proceeds allocated to Public Rights	(2,726,727)
Offering costs of Public Shares	(4,760,749)
Plus:
Remeasurement of carrying value to redemption value	14,563,839
Common stock subject to possible redemption at September 30, 2022	$69,418,074
Remeasurement of carrying value to redemption value	3,882,526
Redemption of Public Shares	(39,193,137)
Common stock subject to possible redemption at September 30, 2023	$34,107,463
Remeasurement of carrying value to redemption value	778,092
Common stock subject to possible redemption at December 31, 2023	$34,885,555

Note 4 — Private Placement

Simultaneously with the closing of the IPO, the Sponsor and Chardan (and/or their designees) purchased an aggregate of 253,889 Private Units at a price of $10.00 per Private Unit for an aggregate purchase price of $2,538,886 in a private placement. Upon the closing of the Over-allotment on November 24, 2021, the Company consummated the sale of additional 22,500 Private Units with the Sponsor and Chardan at a price of $10.00 per Private Unit, generating total proceeds of $225,000. The Private Units are identical to the Public Units except with respect to certain registration rights and transfer restrictions. The proceeds from the Private Units were added to the proceeds from the IPO to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Units will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Units and all underlying securities will expire worthless.

Note 5 — Related Party Transactions

Insider Shares

On August 5, 2021, the Company issued 1,437,500 shares of common stock to the Initial Stockholders (the “Insider Shares”) for an aggregated consideration of $25,000. On October 29, 2021, the Company effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share, of which, up to 225,000 shares were subject to forfeiture by the Initial Stockholders to the extent that the underwriters’ over-allotment is not exercised in full, so that the Initial Stockholders will collectively own 20% of the Company’s issued and outstanding shares after the IPO. As the over-allotment option was fully exercised on November 24, 2021, no portion of the Insider Shares was subject to forfeiture.

The Initial Stockholders have agreed, subject to certain limited exceptions, not to transfer, assign or sell any of their Insider Shares until, with respect to 50% of the Insider Shares, the earlier of six months after the consummation of a Business Combination and the date on which the closing price of the common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing after a Business Combination and, with respect to the remaining 50% of the Insider Shares, until the six months after the consummation of a Business Combination, or earlier, in either case, if, subsequent to a Business Combination, the Company completes a liquidation, merger, stock exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of common stock for cash, securities or other property.

Administrative Services Agreement

The Company entered into an administrative services agreement with the Sponsor pursuant to which the Company pays a total of $10,000 per month for office space, administrative and support services. Upon completion of the initial Business Combination or liquidation, the Company will cease paying these monthly fees. However, pursuant to the terms of such agreement, the Sponsor agreed to defer the payment of such monthly fee. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of the initial Business Combination. For the three months ended December 31, 2023 and 2022, the Company incurred $30,000 and $30,000 respectively, in fees for these services, of which $250,000 and $220,000 were included in accounts payable and accrued expenses in the accompanying balance sheets December 31, 2023 and September 30, 2023, respectively.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the insider shares, the private units, securities underlying the Unit Purchase Option and any units that may be issued upon conversion of working capital loans or extension loans (and any securities underlying the private units or units issued upon conversion of the working capital loans or extension loans) will be entitled to registration rights pursuant to a registration rights agreement signed prior to or on the effective date of IPO requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to two demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial business combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Right of First Refusal

The Company has granted Chardan for a period of 24 months after the date of the consummation of the Company’s Business Combination, a right of first refusal to act as book-running manager, with at least 30% of the economics, for any and all future public and private equity and debt offerings.

Underwriting Agreement

The underwriters were paid a cash underwriting discount of 2.5% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $1,725,000. In addition, the underwriters will be entitled to a deferred fee of 3.75% of the gross proceeds of the IPO (including the exercise of the over-allotment option), or $2,587,500, which will be paid upon the closing of a Business Combination from the amounts held in the Trust Account, subject to the terms of the underwriting agreement. The underwriters will also be entitled to 0.75% of the gross proceeds of the IPO in the form of common stock of the Company at a price of $10.00 per share, to be issued if the Company closes a Business Combination.

Unit Purchase Option

The Company sold to Chardan (and/or its designees), for $100, an option (the “Unit Purchase Option”) to purchase 115,000 units (as the over-allotment option was fully exercised on November 24, 2021) exercisable at $11.50 per Unit (or an aggregate exercise price of $1,322,500) commencing on the later of six months from the effective date of the registration statement related to the IPO and the consummation of a Business Combination. The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the effective date of the registration statement related to the IPO. The Units issuable upon exercise of the Unit Purchase Option are identical to those offered in the IPO. The Company accounts for the Unit Purchase Option, inclusive of the receipt of $100 cash payment, as an expense of the IPO resulting in a charge directly to stockholders’ deficit. The option and the underlying securities that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e)(1) of FINRA’s NASDAQ Conduct Rules. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of IPO except to any underwriter and selected dealer participating in the IPO and their bona fide officers or partners. The Unit Purchase Option grants to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement with respect to the registration under the Securities Act of the securities directly and indirectly issuable upon exercise of the Unit Purchase Option. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves.

Deferred Legal Fees

The Company engaged a legal counsel firm for legal advisory services, and the legal counsel agreed to defer their fees in excess of $200,000. The deferred fee will become payable in the event that the Company completes a Business Combination. As of December 31, 2023 and September 30, 2023, the Company had deferred legal fees of approximately $1.90 million and $1.62 million, respectively, in connection with such services.

Note 7 — Stockholders’ Equity

Common Stock — The Company is authorized to issue 15,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the common stock are entitled to one vote for each share. On October 29, 2021, the Company effected a 1.2-for-1.0 stock split of common stock, resulting in the Sponsor holding an aggregate of 1,725,000 Insider Shares, for approximately $0.014 per share. The stock split was retroactively reflected in the condensed financial statements. As of December 31, 2023 and September 30, 2023, there were 2,001,389 shares of common stock issued and outstanding (excluding 3,154,365 shares subject to possible redemption).

Rights — Each holder of a right will receive one-twentieth (1/20) of one share of common stock upon consummation of a Business Combination, even if the holder of such right redeemed all shares held by it in connection with a Business Combination. No fractional shares will be issued upon conversion of the rights. No additional consideration will be required to be paid by a holder of rights in order to receive its additional shares upon consummation of a Business Combination, as the consideration related thereto has been included in the Unit purchase price paid for by investors in the Initial Public Offering. If the Company enters into a definitive agreement for a Business Combination in which the Company will not be the surviving entity, the definitive agreement will provide for the holders of rights to receive the same per share consideration the holders of the common stock will receive in the transaction on an as-converted into common stock basis and each holder of a right will be required to affirmatively convert its rights in order to receive 1/20 share underlying each right (without paying additional consideration). The shares issuable upon conversion of the rights will be freely tradable (except to the extent held by affiliates of the Company).

If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of rights will not receive any of such funds with respect to their rights, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with respect to such rights, and the rights will expire worthless. Further, there are no contractual penalties for failure to deliver securities to the holders of the rights upon consummation of a Business Combination. Additionally, in no event will the Company be required to net cash settle the rights. Accordingly, holders of the rights might not receive the shares of common stock underlying the rights.

Warrants — Each redeemable warrant entitles the holder thereof to purchase three-fourths (3/4) of one share of common stock at a price of $11.50 per full share and will become exercisable on the later of the completion of an initial Business Combination and 12 months from the closing of the IPO. However, no public warrants will be exercisable for cash unless the foregoing, if a registration statement covering the issuance of the common stock issuable upon exercise of the public warrants is not effective within 90 days from the closing of the Company’s initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The warrants will expire five years from the closing of the Company’s initial Business Combination at 5:00 p.m., New York City time or earlier redemption.

In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the Company’s initial Business Combination at an issue price or effective issue price of less than $9.50 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Company’s initial Business Combination, and (z) the volume weighted average trading price of the Company’s common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Price”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Value.

The Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

●	if, and only if, the last reported sale price of the Company’s common stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

Except as described above, no warrants will be exercisable and the Company will not be obligated to issue common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the common stock issuable upon exercise of the warrants is current and the common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, the Company cannot assure that it will be able to do so and, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and the Company will not be required to settle any such warrant exercise. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, the Company will not be required to net cash settle or cash settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless.

The private warrants have terms and provisions that are identical to those of the warrants being sold as part of the units in the IPO except that the private warrants will be entitled to registration rights. The private warrants (including the common stock issuable upon exercise of the private warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination except to permitted transferees.

Note 8 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at September 30, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. There are no assets or liabilities measured at fair value as of December 31, 2023.

	September 30, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets
Trust Account - U.S. Treasury Securities Money Market Fund	$34,107,463	$34,107,463	—	—

Note 9 — Promissory Note to BitFuFu

Pursuant to the Merger Agreement, on October 10, 2022, the Company issued an unsecured promissory note to BitFuFu (“BitFufu Note”) up to an aggregate amount of $2,220,000 at an interest rate of 3.5% per annum and is due initially on October 26, 2023, and subsequently extended to November 17, 2024 (see Note 1). Arisz may elect to issue a number of unregistered shares of its common stock, valued for these purposes at $10.00 per share, the aggregate value of which shall be equal to the outstanding principal amount of the Loan to the BitFuFu or its designee in lieu of paying all outstanding principal under BitFufu Note upon the maturity date. On April 24, 2023, Arisz and BitFuFu entered into Amendment No. 3 to the Merger Agreement to provide, among other things, to reduce the amount of the Loan from $2,220,000 to $1,930,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes.

On July 28, 2023, Arisz and BitFuFu entered into Amendment No. 4 to the Merger Agreement to provide, among other things, to increase the amount of the Loan from $1,930,000 to $4,180,000 for the purpose of funding Arisz’s extension of the time to consummate a business combination and for working capital purposes. The maturity date of the BitFufu Note was extended to November 17, 2024.

As of December 31, 2023 and September 30, 2023, $2,830,000 and $2,380,000 of the BitFufu Note were outstanding with an accrued interest of $74,673 and $51,229, respectively.

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the condensed financial statements were issued. Other than described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the condensed financial statements.

On January 17, 2024, Arisz deposited $120,000 each time into the Trust Account to extend the period of time Arisz has to complete a business combination from January 22, 2024 to February 22, 2024.

On February 2, 2024, Arisz irrevocably waived Bitfufu’s obligation under the Merger Agreement to fund to Arisz the amount of $450,000 by February 2, 2024, and agreed to accept the amount of $210,000 in lieu thereof, of which $120,000 shall be used to fund Arisz’s extension through March 22, 2024 and the remainder for working capital purposes.

On February 5, 2024, Arisz held a special meeting of stockholders to consider, among other things, proposals to amend Arisz’s charter in order to extend the time it has to complete its initial business combination up to nine (9) times with each extension allowing for an additional one (1) month period from February 22, 2024 to November 22, 2024, provided that Arisz contributes to the Trust Account $120,000 for each one-month extension, paid on a month-to-month and as-needed basis. At the special meeting, the requisite number of stockholders voted in favor of these proposals.

In connection with the annual meeting, 777,050 shares of common stock were tendered for redemption. As a result, approximately $8.59 million (approximately $11.05 per share) will be removed from the Company’s trust account to pay such holders, taking into account additional allocation of payments to cover certain tax obligations of the Company. Following redemptions, the Company will have 4,378,704 shares of common stock outstanding, and approximately $26.3 million will remain in the Company’s Trust Account.

In connection with the annual meeting, the Company intends to deposit $120,000 into the Trust Account prior to February 22, 2024 in order to extend the time for Arisz to complete the Business Combination until March 22, 2024. As of the date of this report, this payment has not been made.