Form 20-F
period 2023-12-31
Bitfufu Inc.
filed 2024-04-25
CIK 1921158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The issued and outstanding share capital of the Registrant as of December 31, 2023 consisted of 150,000,000 ordinary shares. After the closing of the Business Combination, the issued share captial of the Registrant consists of 162,902,257 Ordinary Shares, including (1) 27,902,267 Class A Ordinary Shares, excluding 204,348 Class A Ordinary Shares held in treasury, and (2) 135,000,000 Class B Ordinary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

Certain Terms and Conventions

Except as otherwise indicated or required by context, references in this Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Report”) to “we,” “us,” “our,” “our company” and “the Company” are to BitFuFu Inc., a Cayman Islands exempted company with limited liabilities and its subsidiaries.

●	References to “Amended and Restated Memorandum and Articles of Association” are to our Amended and Restated Memorandum and Articles of Association (as may be amended from time to time);

●	References to “Arisz” are to Arisz Acquisition Corp.;

●	References to “Arisz Common Stock” are to common stock of Arisz;

●	References to “Arisz Rights” are to rights of Arisz, each right entitling the holder thereof to receive one-twentieth (1/20) of one share of Arisz Common Stock upon the consummation of an initial business combination of Arisz;

●	References to “Arisz Warrants” are to redeemable warrants of Arisz, each entitling the holder thereof to purchase three-fourths (3/4) of one share of Arisz Common Stock at a price of $11.50 per whole common stock, subject to adjustment;

●	References to “Bitmain” are to Bitmain Technologies Ltd. a world-leading cryptocurrency mining hardware manufacturer and a related party to a shareholder of the Company;

●	References to “BTC,” “ETH,” “BCH” and “USDT” are to Bitcoin, Ethereum, Bitcoin Cash and Tether, respectively;

●	References to “Business Combination” are to the transaction contemplated under the Merger Agreement, including but not limited to (i) the merger of Arisz with and into the Company (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity (the time at which the Redomestication Merger became effective is the “Redomestication Merger Effective Time”); and (ii) Merger Sub merged with and into Finfront (the “Acquisition Merger”), with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of the Company;

●	References to “Chardan” are to Chardan Capital Markets, LLC;

●	References to “China” or “mainland China” are to the People’s Republic of China, excluding, for the purpose of this Report only, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

●	References to “Class A Ordinary Shares” are to the Class A Ordinary Shares of BitFuFu Inc., par value US$0.0001 per share;

●	References to “Class B Ordinary Shares” are to the Class B Ordinary Shares of BitFuFu Inc., par value US$0.0001 per share;

●	References to “Closing” are to the closing of the Business Combination, which occurred on February 29, 2024 (“Closing”);

●	References to “Companies Act” are to Cayman Islands Companies Act (2023 Revision), as amended;

●	References to “ET” or “Ethereal Singapore” are to Ethereal Tech Pte. Ltd., a subsidiary of BitFuFu, which was incorporated under the laws of Singapore;

●	References to “Ethereal US” are to Ethereal Tech US Corporation, a subsidiary of BitFuFu, which was incorporated under Delaware law;

●	References to “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	References to “Finfront” are to Finfront Holding Company, a wholly owned subsidiary of the Company;

●	References to “hash calculation” are to solving cryptographic hash functions on specific blockchain;

●	References to “hash rate” are to the amount of hash calculations that could be processed per second;

●	References to “Investment Company Act” are to the Investment Company Act of 1940, as amended;

●	References to “JOBS Act” are to Jumpstart Our Business Startups Act;

●	References to “Merger Agreement” are to the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023), by and between Arisz and Finfront, as supplemented by the joinder agreement by and among the Company, Finfront, Merger Sub and Arisz, dated April 4, 2022 and the supplemental joinder agreement by and among the Company, Finfront, Merger Sub and Arisz, dated December 20, 2023;

●	References to “Merger Sub” are to Boundary Holding Company;

●	References to “Nasdaq” are to The NASDAQ Stock Market LLC;

●	References to “Ordinary Shares” are to the Class A Ordinary Shares and Class B Ordinary Shares of BitFuFu Inc.;

●	References to “PIPE” are to private investment in public equity;

●	References to “PIPE Shares” are to the Class A Ordinary Shares issued to the accredited investors (the “Subscribers”) in the PIPE;

●	References to “SEC” are to the Securities and Exchange Commission;

●	References to “Securities Act” are to the Securities Act of 1933, as amended;

●	References to “Sponsor” are to Arisz Investments LLC, a Delaware limited liability company affiliated with Arisz’s chairman and chief executive officer;

●	References to “U.S. Dollars,” “$,” or “US$” are to the legal currency of the United States;

●	References to “U.S. GAAP” or “GAAP” are to accounting principles generally accepted in the United States; and

●	References to “Warrant” are to the warrants of the Company, each entitling its holder thereof to purchase three fourths (3/4) of one Class A Ordinary Share at an exercise price of $11.50 per whole share, subject to adjustment.

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

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

●	expectations regarding our strategies and future financial performance, including our future business plans or objectives, prospective performance and opportunities and competitors, revenues, customer acquisition and retention, products and services, pricing, marketing plans, operating expenses, market trends and acceptance, liquidity, cash flows and uses of cash, capital expenditures, and our ability to invest in growth initiatives and pursue acquisition opportunities;

●	the ability to recognize the anticipated benefits of the Business Combination;

●	Price fluctuations of digital assets, in particular that of Bitcoin;

●	anticipated trends, growth rates, and challenges in the digital assets industry in general and the markets in which we operate;

●	our ability to stay in compliance with laws and regulations that currently apply or become applicable to our business in Singapore, the United States and other international markets;

●	the outcome of any legal proceedings that may be instituted against us and others;

●	our management and board composition;

●	our ability to maintain listing status on Nasdaq;

●	our ability to innovate, develop and provide services and products that meet the expectations of our customers;

●	the possibility that we may be adversely affected by other economic, business, and/or competitive factors;

●	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on our resources; and

●	the other matters described in the section titled “Item 3. Key Information—D. Risk Factors.”

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. Any of the following risks or any additional risks not presently known to us or that we currently deem immaterial may materially and adversely affect our business, financial condition, results of operations, and growth prospects. In that event, the trading price of our securities could decline, and you could lose all or portion of your investment. This Report also contains forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	our limited operating history and rapid growth making it difficult to evaluate our business and prospects;

●	our ability to innovate and provide services and products that meet the expectations of our customers;

●	price fluctuations of digital assets, in particular that of Bitcoin;

●	our ability to compete effectively against current and future competitors;

●	our reliance on a limited number of suppliers to provide us with digital asset mining equipment, hosting facilities, and other products or services critical to our business;

●	our customer concentration; and

●	risks related to power supply, including increases in power costs and power outage.

Risks Related to Our Operations

Risks and uncertainties relating to our operations include, but are not limited to, the following:

●	security breaches, threats and attacks affecting us or the digital asset industry;

●	system failure or other service disruptions of our system;

●	our ability to maintain relevant licenses and permits;

●	our reliance on third-party service providers to safeguard and manage certain digital assets;

●	risks related to loss of digital assets;

●	involvement in legal or other disputes;

●	risks related to prepayments and deposits to suppliers and account receivables from customers; and

●	uncertainties with respect to the accounting treatment of digital assets.

 Risks Related to Our Industry

Risks and uncertainties relating to our industry include, but are not limited to, the following:

●	adverse changes in the regulatory and policy environment of digital assets and relevant industry players in multiple jurisdictions;

●	concerns about greenhouse gas emissions, global climate change and other ESG issues;

●	changes to the method of validating blockchain transactions;

●	increase in mining difficulty and reduced economic returns of digital asset mining activities;

●	reduced demand for blockchain technology, blockchain networks and digital assets; and

●	fraud, hacking or other adverse events to the digital asset networks.

 Risks Related to the Regulatory Framework

Risks and uncertainties relating to the regulatory framework include, but are not limited to, the following:

●	current and future legislation imposing greater restrictions on the digital assets;

●	determination of us as an investment company under the Investment Company Act and relevant regulatory requirements;

●	requirement to register as money services business or similar compliance requirements;

●	a digital asset’s being determined as a “security” under relevant laws, and the related registration and other compliance requirements; and

●	difficulties in securing relationship with financial institutions due to our operations in the digital asset industry.

Risks Related to Our Securities

Risks and uncertainties relating to our securities include, but are not limited to, the following:

●	no active trading market for our shares and uncertainty in the development of an active trading market for our shares;

●	price volatility of our shares;

●	sale or availability for sale of substantial amounts of our shares;

●	potential dilution for existing shareholders upon our issuance of additional shares;

●	potential treatment of our company as a passive foreign investment company;

●	our dual-class structure and impact on relevant shareholders’ ability to influence corporate matters;

●	our Amended and Restated Memorandum and Articles of Association and Cayman Islands law may have the effect of discouraging lawsuits against our directors and officers;

●	anti-takeover provisions contained in our Amended and Restated Memorandum and Articles of Association, as well as provisions of Cayman Islands law, could impair a takeover attempt;

●	exemptions from requirements applicable to other public companies due to our status as an emerging growth company;

●	difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in this Report based on foreign laws;

●	ability to maintain the listing of our securities on Nasdaq in the future; and

●	exemptions from certain corporate governance requirement under the Corporate Governance Rules of Nasdaq due to our status as a “controlled company.”

Risks Related to Our Business

Our limited operating history and rapid growth may make it difficult to evaluate our business and prospects, and our historical results may not be indicative of our future performance.

We have a short operating history and have experienced rapid growth in terms of revenue, number of customers and total cloud-mining capacity, or the capacity to provide hash calculations, since our establishment in December 2020. In particular, our revenues increased from US$103.0 million in 2021 to US$198.2 million in 2022, and further to US$284.1 million in 2023. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends, our limited operating history and rapid growth may not be indicative of our future performance, and we may not be able to accurately forecast our future performance and growth potentials and budget our costs and operating expenses accordingly.

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

Research and development (R&D) activities are inherently uncertain, and it may be difficult to commercialize the research and development results, which could result in excessive expenses or delays. Given the fast pace with which blockchain has been and will continue to be developed, we and our business partners may not be able to timely upgrade technologies in an efficient and cost-effective manner, or at all. In addition, new developments in blockchain and digital assets could render our services and products obsolete or unattractive. If we are unable to keep up with the technological developments and anticipate market trends, or if new technologies render our technologies, services and products obsolete, customers may no longer be attracted to our offerings. As a result, our business, results of operations and financial condition would be materially and adversely affected.

Our results of operations may be significantly impacted by digital asset price fluctuations, and our business, results of operations and financial condition could be materially and adversely affected by a significant drop in the prices of digital assets and Bitcoin in particular.

The demand for, and pricing of, our services and products are determined primarily by the expected economic return of digital asset mining activities, in particular those of Bitcoin, which in turn is significantly affected by expectations with respect to their prices, among other factors. The price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future. For example, the price of Bitcoin ranged from approximately US$30,000 to approximately US$68,000 in 2021, from approximately US$16,000 to approximately US$46,000 in 2022, and from approximately US$17,000 to approximately US$44,000 in 2023, and have continued to experience significant volatility since then, reaching approximately US$70,000 as of April 12, 2024, according to Google Finance. In 2022 and 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to further price decreases in Bitcoin observed during those periods, and a loss of investor confidence in the digital asset industry, which in turn may materially and adversely affect the demand of our cloud-mining services and mining equipment, as well as the profitability of our self-mining business.

Given the volatility of the price of digital assets, we cannot assure you that the price of Bitcoin or other digital assets will remain high enough to sustain the demand for our services and products or that their prices will not decline significantly in the future. Various factors, mostly beyond our control, could impact the prices of digital assets, including:

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

Furthermore, fluctuations in the price of digital assets may affect the value of our fixed assets or inventories, which primarily consist of Bitcoin miners, as well as the provision we make to the inventory as we manage inventory level based on, among others, forecasts for sales and service provisions. As we may increase our procurement volume for the launch of new services or products or due to expected surge of demand, a significant drop in the price of digital assets can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. A significant drop in the price of digital assets may also subject us to impairment loss for digital assets held for our own account. For example, we recorded impairment loss on digital assets of US$12.9 million and US$7.0 million in 2022 and 2023, respectively, when the price of Bitcoin dropped significantly against its carrying value. As a result, any future significant reductions in the price of Bitcoin and other digital assets will likely have a material and adverse effect on our results of operations and financial condition.

We hold stablecoins for our business operations, and are subject to the risks associated with stablecoins.

We hold stablecoins, in particular USDT, for our business operations. As of December 31, 2022 and 2023, the total value of USDT that we held for our own account was approximately US$55,515 and US$60,860, respectively. For example, we may receive USDT as payments for our cloud-mining service, and other digital assets such as BTC and ETH received by us as service payments are automatically converted into USDT. Since October 2022, we began to convert our USDT into U.S. Dollars and deposit them with banking institutions on a daily or weekly basis. See “Item 4. Information on the Company—B. Business Overview—Digital Assets.” A stablecoin is a digital asset that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like the U.S. Dollars. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation and is therefore unable to fulfill one-for-one redemptions. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. Some have also argued that stablecoins may be involved in money laundering. On February 17, 2021, the New York Attorney General entered an agreement with USDT’s operators, requiring them to cease any further trading activity with New York persons and pay US$18.5 million in penalties for false and misleading statements made regarding the assets backing USDT.

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

We rely on a limited number of suppliers to provide us with miners and hosting facilities at economical prices. Costs attributable to Burdy Technology Limited, accounted for 82%, 32%, and 13% of its total cost of revenue in 2021, 2022 and 2023, respectively. We purchased and leased miners from and gained access to hosting facilities in a number of regions and countries through collaborations with Bitmain, our largest supplier in 2023. In 2021, 2022 and 2023, costs attributed to agreements with Bitmain, as a percentage of our total cost of revenue, was approximately 7%, 52% and 61%, respectively. If we are unable to maintain business relationship with our suppliers such as Burdy Technology Limited and Bitmain, our operations could be disrupted, and our business, financial condition and results of operations would be adversely affected. We may not be unable to obtain miners and hosting services from other suppliers at commercially reasonable term in a timely manner, or at all. Our ability to meet the increasing demand of our services and products and grow our business is dependent, in large part, on the availability of advanced mining equipment and hosting resources offered to us at commercially reasonable prices. The price and availability of such mining equipment fluctuate with the price of Bitcoin or other digital assets. Higher digital asset prices tend to increase the demand for mining equipment and thus increase the cost to acquire or lease such equipment. In addition, as more companies seek to enter the digital asset mining industry, the demand may outpace supply and create shortages, and we cannot assure you that such key miner suppliers will be able to keep pace with any surge in the demand for mining equipment. These key suppliers may also prioritize the order of our competitors, in which case we may experience difficulties in securing miner supply. Further, as these key suppliers typically can determine the terms of supply agreements, we have limited bargaining power in negotiating the terms of supply agreements or may have little or no recourse in the event a key miner supplier defaults on our delivery commitments. Defects, malfunctions, errors and breakdown of these miners may occur from time to time, and we cannot assure you that we or our suppliers can take remedial measures in a timely manner. Historically, an increase in interest and demand for digital assets has led to a shortage of hosting and transaction processing hardware and increased prices on the market. We may experience difficulty in obtaining new mining equipment to satisfy the demand of our customers, which may have a material adverse impact on the demand for our revenue. If we are not able to obtain a sufficient number of miners at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be materially and adversely affected.

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

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. In 2021, 2022 and 2023, sales to our largest customer, Chainup Technic Limited and our related parties, accounted for 30%, 17% and 15% of our total revenue, respectively, and sales to our top three customers accounted for 51%, 31% and 26% of our total revenue, respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of revenue contribution from our major customers to our total revenue will decrease in the future. Dependence on a limited number of major customers to our total revenue exposes us to risks of substantial losses if any of them reduces or ceases business collaboration with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue, and have a material and adverse effect on our business, results of operations, financial condition and prospects:

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

We incurred cost of revenue of US$94.0 million, US$162.0 million and US$271.4 million in 2021, 2022 and 2023, respectively, and we realized a gross profit margin of 8.8%, 18.3% and 4.5% in the same periods, respectively. We achieved a net profit of US$4.9 million, US$2.4 million and US$10.5 million in 2021, 2022 and 2023, respectively. We expect our cost of revenue to continue represents a substantial portion of our total revenue. If we do not manage those costs effectively, our operating and profit margins may be reduced, and our business, financial condition and results of operations may be adversely affected.

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

Rapid, significant and disruptive technological changes continue to impact the digital asset industry. Services and products offered by us may become less marketable due to demand for new processes and technologies, including, without limitation: (1) customer demand for miners with higher hash rate or for new types of digital assets; (2) new processes to deliver power to, or eliminate heat from, miners; (3) customer demand for additional cloud-mining or hosting capacity; (4) new technology that permits higher levels of critical load and heat removal than the facilities are currently designed to provide; (5) limited power supply to support new, updated or upgraded technology; and (6) a shift to more power-efficient transaction validation protocols. In addition, the systems that connect miners managed by us to the internet and other external networks may become insufficient, including with respect to latency, reliability and diversity of connectivity. We may not be able to adapt to changing technologies, identify and implement new alternatives successfully or meet customer demands for new processes or technologies in a timely and cost-effective manner, if at all, which would have a material adverse effect on our business, financial condition and results of operations.

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

We will need to raise additional funds through equity or debt financings in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. Although we currently do not pledge digital assets as collaterals for any loan or financing arrangement, a significant and permanent drop in the value of digital assets, in particular Bitcoin, may cause us to lose the ability to do so in the future. In addition, any future disruption in the digital asset industry may destabilize the price of Bitcoin and depress investor confidence in the digital asset industry, which may materially and adversely impair our ability to raise capital in the future. An inability to generate sufficient cash from operations or to obtain additional debt or equity financing would adversely affect our results of operations. Additionally, if this happens, we and our customers may not be able to mine digital assets as efficiently or in similar amounts as our competitors and, as a result, our business and financial condition and results of operations could suffer.

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

In accordance with the laws and regulations in the jurisdictions in which we operate, we are required to maintain various approvals, licenses, permits and certifications to operate our business. Complying with such laws and regulations may require substantial expense, and any non-compliance may expose us to liability. In the event of non-compliance, we may have to incur significant expenses and divert substantial management time to rectify the incidents. In the future, if we fail to obtain all the necessary approvals, licenses, permits and certifications, we may be subject to fines or the suspension of operations at the production facilities and research and development facilities that do not have all the requisite approvals, licenses, permits and certifications, which could materially and adversely affect our business, reputation, results of operations and prospects. See “Item 4. Information on the Company—B. Business Overview—Government Regulation” for further details on the requisite approvals, licenses, permits and certifications necessary for our business operations.

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

We accumulate Bitcoin mined through our self-mining operations, and will exchange Bitcoin for fiat currencies at establish cryptocurrency exchanges, such as Coinbase, to satisfy our working capital needs. We also receive other digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud-mining service and hosting services. Digital assets that are received as service payments would be automatically converted into USDT. Since October 2022, we began to convert USDT into U.S. Dollars and deposit them with banking institutions on a daily or weekly basis. Prior to December 2022, we held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf if such customers do not have their own digital asset wallets.

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

Since December 2022, we no longer temporarily held digital assets for our customers. As of April 12, 2024, the latest practicable date before the date of this Report, we hold 4.9 Bitcoins and approximately 17,700 USDTs that are to be returned to our customers. To the extent that customers’ digital assets still remain in custodial wallets maintained by Coinbase and Cobo Wallet, we rely on such service providers to safeguard such customers’ digital assets. The security measures designed to prevent, detect, and mitigate inappropriate access to these custodial wallets by internal or external threats may not be adequate to protect against loss of digital assets due to theft or security leakage. It is possible that employees or service providers could act contrary to our policies, or others could circumvent security measures of us or our service providers to improperly access our systems or documents, or the systems or documents of our service providers, and improperly access, obtain, or misuse the digital assets that we hold for our customers’ account. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We also face risks of destruction or loss associated with using offline cold wallet, and may experience difficulties in recovering our digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of our or our customers’ digital assets could result in substantial costs to us and require us to notify, and potentially compensate impacted customers. Such incidents could also subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition and results of operations.

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

Historically, we deposited certain fund and digital assets with cryptocurrency exchanges that are not banking institutions. For instance, we had deposited cash and digital assets in account maintained at FTX, which filed for bankruptcy in November 2022. The ability of a cryptocurrency exchange to safeguard our fund is dependent on our internal control, operations, liquidity, and financial condition, as well as our proper maintenance, use, and safekeeping of our fund and assets. Any failure by such cryptocurrency exchange to maintain the necessary controls or to manage our digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in loss of our fund. We cannot assure you that we can be adequately compensated by such cryptocurrency exchange in the event that we suffer loss in our fund deposited with it.

Moreover, to the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, several cryptocurrency exchanges have been closed or been sued due to fraud, business failure or security breaches. For instance, in November 2022, FTX Group cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States, following reports published just days earlier that FTX was facing liquidity challenges. As of the time of such bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in our account maintained at FTX. Since the voluntary bankruptcy proceeding of FTX, we have suspended our transactions with FTX. In many of aforementioned instances, the customers of the closed exchanges are not compensated or made whole for the partial or complete losses of their account balances. As a result of the FTX bankruptcy proceeding, we recorded impairment loss on assets held by FTX of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022). We did not record any impairment loss on assets held by FTX in 2023. In addition, while smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action. In November 2023, Binance Holdings Limited (“Binance”), the entity that operates the world’s largest cryptocurrency exchange, Binance.com, pleaded guilty and agreed to pay over $4 billion to resolve the U.S. Justice Department’s investigation into violations related to the Bank Secrecy Act (“BSA”), failure to register as a money transmitting business, and the International Emergency Economic Powers Act. Binance’s founder and chief executive officer also pleaded guilty to failing to maintain an effective anti-money laundering program, in violation of the BSA and resigned as chief executive officer of Binance.

We have been and may continue to be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers, business partners, competitors or employees.

We have been and may continue to be, from time to time, involved in disputes with various parties arising out of our operations, including our suppliers, customers, business partners, competitors or employees. These disputes may lead to protests or legal or other proceedings and may result in damage to our reputation, substantial costs and diversion of resources and management’s attention from our core business activities. Ethereal Singapore is named as a defendant in a lawsuit filed on November 6, 2023, in the United States Bankruptcy Court for the District of Delaware, the venue of which has been transferred to the U.S. District Court for the Southern District of New York. The lawsuit relates to an alleged agreement to sell at a discount of Ethereal Singapore’s creditor claim against FTX’s bankruptcy estate. The plaintiff seeks specific performance by Ethereal Singapore to complete the transfer of the subject claim to the plaintiff or, alternatively, damages in an amount equal to the difference between the alleged purchase prices of the subject claim and the ultimate amounts distributed by the FTX bankruptcy estate on the account of that claim. As discussed elsewhere in this Report, as a result of the FTX bankruptcy proceeding, we recorded 100% impairment loss for the claim of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022) on assets, including the underlying assets of this lawsuit’s subject claim, held at FTX. Ethereal Singapore intends to defend the lawsuit vigorously but it cannot predict the outcome at this time or whether the lawsuit will result in any material loss.

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

Because there has been limited precedent set for the financial accounting for Bitcoin and other digital assets and related revenue recognition and limited official guidance has been provided by the Financial Accounting Standards Board or the SEC, it is unclear how companies may in the future be required to account for digital asset transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards could result in the necessity to change the accounting methods we currently intend to employ in respect of our anticipated revenues and assets and restate any financial statements produced based on those methods. Such a restatement could adversely affect our business, prospects, financial condition and results of operation.

We may not be able to adequately protect our intellectual property rights and other proprietary rights, which could have a material adverse effect on business, financial condition and results of operations.

We may not be able to obtain adequate protection for all of our existing and future intellectual property and other proprietary rights in every country in which we operate. Protecting our intellectual property rights and other proprietary rights may require significant financial, managerial and operational resources. Moreover, the steps that we may take to protect our intellectual property and other proprietary rights may not be adequate to protect such rights or prevent third parties from infringing or misappropriating such rights. Any of our intellectual property rights and other proprietary rights, whether registered, unregistered, issued or unissued, may be challenged by others or invalidated through administrative proceedings and/or litigation. In addition, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property rights and other proprietary rights. We may initiate claims, administrative proceedings and/or litigation against others for infringement, misappropriation or violation of our intellectual property rights or other proprietary rights to enforce and/or maintain the validity of such rights. Any such action, if initiated, whether or not it is resolved in our favor, could result in significant expense to us, and divert the time and attention of our personnel, which may have a material adverse effect on our business, financial condition and results of operations.

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

Prior to the Business Combination, we were a private company with limited accounting and financial reporting personnel and other resources with which we addressed our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of its combined and consolidated financial statements included in this Report, we identified one material weakness in its internal control over financial reporting in 2022. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weakness that has been identified related to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting.

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

Our business could also be adversely affected by epidemics or outbreaks such as COVID-19, avian flu, and H1N1. An outbreak of those pandemics in the human population, or another similar health crisis, could adversely affect the economies and financial markets of entire regions, and cause significant turbulences to the market and supply chain relating to the digital assets. Moreover, any related disruptions to transportation or the free movement of persons could hamper our operations and force us or our suppliers to close the offices and facilities. The occurrence of any of the foregoing or other natural or man-made disasters could affect our suppliers, customers, other business partners and employees, result in significant delays, shortages or other disruptions of our services and adversely affect our business, financial condition, results of operations and prospects.

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

The difficulty of digital asset mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for miners, which in turn affects the demand for our miners and services. Digital asset mining difficulty is a measure of the amount of hash calculations required to record a new block and it is affected by the total amount of hash rate in the digital asset network. The digital asset algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much hash rate is in the network. Thus, as more mining capacities join the network, and assuming the rate of block creation does not change, the amount of hash calculations required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the digital asset network, digital asset mining difficulty would increase together with the total hash rate available in the digital asset network, which is in turn affected by the number of miners in operation. Further growth in the total hash rate in the blockchain network may drive up the difficulty of digital asset mining and resulting in downward pressure on the expected economic return of digital asset mining and the demand for, and pricing of, our services and products.

A slowdown in the demand for blockchain technology or blockchain hosting resources, or lack of market acceptance of blockchain networks and digital assets could have a material adverse effect on our business, financial condition and results of operations.

Adverse developments in the blockchain and digital asset industry could lead to a decrease in the demand for our services and products, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, the collapse and subsequent insolvency proceedings of FTX also expose us to the contagion risks related to the broader digital asset industry. We face risks including:

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

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately US$30,000 to approximately US$68,000 in 2021, from approximately US$16,000 to approximately US$46,000 in 2022, and from approximately US$17,000 to approximately US$44,000 in 2023, and have continued to experience significant volatility since then, reaching approximately US$70,000 as of April 12, 2024, according to Google Finance. In 2022 and 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to further price decreases in Bitcoin observed during those periods, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. In particular, negative publicity surrounding the digital asset industry may cause investors and customers to lose confidence and trust in digital asset mining and companies and digital asset exchanges, or the use of digital assets in general. As of the time of FTX’s bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in our account maintained at FTX. As a result of the FTX bankruptcy proceeding, we recorded impairment loss on assets held by FTX of US$9.8 million (remeasured using the carrying value of Bitcoin as of December 31, 2022) in 2022. We did not record impairment loss on assets held by FTX in 2023. Although we are not directly connected to these recent market events, we may still suffer reputational harm due to our association with the digital asset industry in general and our past transaction with FTX in particular. Such reputational harm may adversely affect our business, reputation, financial condition and results of operations.

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

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was reduced to 6.25 Bitcoin. On April 20, 2024, the reward was further reduced to 3.125 Bitcoin. The next halving for Bitcoin will occur when the block numbers reach 1,050,000 and is currently expected to occur in 2028. In addition, other digital asset networks may operate under rules that, or may alter their rules to, limit the distribution of new digital assets. If the reward of digital assets for solving blocks and transaction fees, in particular those for Bitcoins, are not sufficiently high, neither we nor our customers may have an adequate incentive to continue transaction processing and may cease transaction processing operations altogether, which may significantly reduce demand for our services. As a result, the halving of available rewards on the Bitcoin network, or any reduction of rewards on other networks, would have a material adverse effect on our business, financial condition and results of operations.

In addition, the reduction of rewards may reduce our profit margins, which could result in us selling a substantial portion of our digital assets, which are subject to high volatility. If we are forced to sell digital assets at low prices, it could have a material adverse effect on our business, financial condition and results of operations.

Malicious actors or botnet may obtain control of more than 50% of the processing power on the Bitcoin or other network, which may adversely affect our business, results of operations and prospects.

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

The total Bitcoin supply is designed to be approximately 21 million, and approximately 19.6 million Bitcoins had already been mined as of December 31, 2023, according to CoinGecko.com. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or in the transaction fees may result in a decrease in demand for the cloud-mining and miner hosting services relating to Bitcoin, and the loss of Bitcoin’s dominant position among the digital assets, thereby reducing the demand for our services and products to the extent they depend on the prospects of Bitcoins. We may not be able to quickly adapt to new businesses or expand to other digital assets when all the Bitcoins have been discovered or Bitcoin is replaced by other digital assets as the mainstream digital asset, which will result in a significant negative impact on our business, financial condition and results of operations.

Risks Related to the Regulatory Framework

Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks in a manner that may require us to cease certain or all operations, which could have a material adverse effect on our business, financial condition and results of operations.

Recently, there has been a significant amount of regulatory attention directed toward digital assets, digital asset networks and other industry participants by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as digital assets such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies including Financial Crimes Enforcement Network (“FinCEN”), the SEC, U.S. Commodity Futures Trading Commission (the “CFTC”) and the Federal Bureau of Investigation have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets. In addition, local state regulators have initiated actions against, and investigations of, individuals and companies involved in digital assets.

Additionally, the recent bankruptcy filings of FTX and other digital asset companies in recent years have attracted heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation may result in additional compliance costs and require us and our management to devote increased time and attention to regulatory matters or change aspects of our business. Increasingly strict legal and regulatory requirements and any regulatory investigation and enforcement action may result in changes to our business and relationship with customers and service providers, as well as increased costs. For example, the State of New York passed a two-year moratorium that restricts issuance of new permits for proof-of-work mining operations that are powered by an electric generating facility utilizing carbon-based fuel, and the province of Manitoba in Canada has enacted an 18-month moratorium on new crypto mining operations. We currently utilize the hosting services from hosting facilities located in New York, which are powered by hydro power. Furthermore, although we do not currently collaborate with mining facilities in Canada, similar legislation may be adopted by other states and non-U.S. jurisdictions where we have operations, which could require us to adjust our collaboration with affected mining facilities or temporarily suspend affected operations all together. New laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, all of which could significantly restrict or eliminate the market for or uses of digital assets in general and Bitcoin in particular.

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

If we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to continue our business as contemplated.

An issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if:

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

While certain digital assets may be deemed to be securities, we do not believe that certain other digital assets, in particular Bitcoin, are securities; therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise digital assets that could be considered investment securities. Accordingly, we do not believe that we are an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. Although we do not believe any of the digital assets we may own, acquire or mine are securities, there is still some regulatory uncertainty on the subject, see “—Risks Related to Our Industry—We face uncertainties relating to whether cloud-mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and we may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect our business, financial condition and results of operations.” If certain digital assets, including Bitcoin, were to be deemed securities, and consequently, investment securities by the SEC, we could be deemed an inadvertent investment company. Similarly, if we were to acquire digital assets deemed investment securities to hold for our own account or to engage in certain transactions, such as loan or repurchase transactions, we could be deemed an inadvertent investment company.

If we were to be deemed as an inadvertent investment company, we may seek to rely on Rule 3a-2 under the Investment Company Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We intend to adopt policies that we expect will work to keep our investment securities held at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if it is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion were available to it, it would have to keep within the 40% limit for at least three years after it ceases being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

Finally, we believe we are not an investment company under Section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause we to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among us and our senior management team and materially and adversely affect our business, financial condition and results of operations.

To the extent the SEC staff publishes new guidance with respect to these matters, we may be required to adjust our strategy or assets accordingly. We cannot assure you that we will be able to maintain our exclusion from registration as an investment company under the Investment Company Act. In addition, as a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be limited in our ability to engage in digital asset mining operations or otherwise make certain investments or engage in certain transactions, and these limitations could result in our holding assets we may wish to sell or selling assets we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

If we are required to register as a money services business (“MSB”) under the regulations promulgated by the FinCEN, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of operations.

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

We face uncertainties relating to whether cloud-mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and we may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect our business, financial condition and results of operations.

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

Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the Financial Action Task Force considers a digital asset as currency or an asset, and the U.S. Internal Revenue Service (“IRS”) considers a digital asset as property and not currency. Further, the IRS has indicated that general tax principles that apply to property transactions should also apply to transactions involving virtual currency, although there is no indication yet whether courts or other tax regulators will follow this classification.

Furthermore, in the several applications to establish an exchange traded fund (“ETF”) of digital assets, and in the questions raised by SEC staff under the Investment Company Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate digital assets under the applicable securities acts. On January 10, 2024, the SEC approved the listing and trading of a number of spot bitcoin exchange-traded product (ETP) shares. In his statement on the approval of spot bitcoin ETPs, SEC chairman Gary Gensler cautioned that such approval does not signal SEC’s willingness to approve listing standards for crypto asset securities, nor SEC’s views as to the status of other crypto assets under the federal securities laws or the current state of non-compliance of certain crypto asset market participants with the federal securities laws.

On April 20, 2021, the U.S. House of Representatives passed a bipartisan bill titled “Eliminate Barriers to Innovation Act of 2021“ (H.R. 1602). If passed by the Senate and enacted into law, the bipartisan bill would create a digital assets working group to evaluate the current legal and regulatory framework around digital assets in the United States and define when the SEC may have jurisdiction over a particular token or digital asset (i.e., when it is a security) and when the CFTC may have jurisdiction (i.e., when it is a commodity). Furthermore, it is uncertain whether cloud-mining operations will be deemed as a form of “securities” under the securities laws of the United States or other jurisdictions where we have operations.

If regulatory changes or interpretations require the regulation of digital assets and cloud-mining operations under the securities laws of the United States or elsewhere, including the Securities Act, the Exchange Act and the Investment Company Act or similar laws of other jurisdictions and interpretations by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations and change our business model. For example, while we do not anticipate engaging in digital asset-denominated loan transactions, we would be required to assess the application of, and comply with, federal securities laws in connection with those or similar transactions. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous.

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

Recent enforcement actions by the SEC with respect to digital assets related insider-trading and fraud activities have demonstrated U.S. regulators’ willingness to assert jurisdiction on digital assets and related transaction. For example, the SEC had recently asserted that it had jurisdictions over digital asset trades executed on the Ethereum blockchain as such transactions occurred in the United States, where blockchain validation nodes were clustered. Regulators in other jurisdictions may adopt similar views in the future. Assertion of jurisdiction by U.S. and foreign regulators may subject market participants in the digital asset industry, including us, to evolving and complex regulation, and significantly increase their compliance costs. Although we currently are not aware of any regulatory proceeding or investigation against our operations, any failure on our part to comply with applicable regulation, including those asserted by U.S. and foreign regulators in the future, may subject it to regulatory investigation and penalties, potentially across multiple jurisdictions.

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

We are a newly formed entity and prior to the Business Combination, we had not issued any securities in the U.S. markets or elsewhere nor had there been extensive information about us, our businesses, or our operations publicly available. The listing of the Class A Ordinary Shares on the Nasdaq does not ensure that a market for the Class A Ordinary Shares will develop or the price at which the Class A Ordinary Shares will trade. No assurance can be provided as to the demand for or trading price of the Class A Ordinary Shares.

Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their Class A Ordinary Shares. If an active trading market for the Class A Ordinary Shares does not develop, investors may not be able to re-sell their Class A Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. The trading price of and demand for the Class A Ordinary Shares and the development and continued existence of a market and favorable price for the Class A Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, our businesses, operations, results and prospects, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Class A Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the price and liquidity of the Class A Ordinary Shares. Many of these factors and conditions are beyond the control of us and shareholders.

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

In addition, the stock markets have experienced significant price and trading volume fluctuations from time to time, and the market prices of equity securities of businesses in our and certain other industries may become extremely volatile and sometimes subject to sharp price and trading volume changes. These broad market fluctuations may materially and adversely affect the market price of the Class A Ordinary Shares.

The sale or availability for sale of substantial amounts of Class A Ordinary Shares and/or Warrants could adversely affect their market price.

Sales of substantial amounts of the Class A Ordinary Shares and/or Warrants in the public market or the perception that these sales could occur, could adversely affect the market price of the Class A Ordinary Shares and Warrants and could materially impair our ability to raise capital through equity offerings in the future. We are unable to predict the effect that such sales may have on the prevailing market price of our Class A Ordinary Shares and Warrants.

Except for certain Class A Ordinary Shares held by former shareholders of Finfront and certain Class A Ordinary Shares held by the Sponsor and their respective affiliates and their permitted transferees that are subject to lock-up restrictions (as discussed below), the Class A Ordinary Shares issued in connection with the Business Combination are freely tradable without restriction or further registration under the Securities Act. In connection with the Business Combination, certain shareholders of ordinary shares of Finfront prior to the Business Combination have agreed, subject to certain exceptions, not to sell any Class A Ordinary Shares for six months after the Closing. Following the expiration of the applicable lock-up periods, such shareholders will not be restricted from selling the Class A Ordinary Shares held by them, other than by applicable securities laws. Class A Ordinary Shares held by the Sponsor and its affiliates may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act, or pursuant to an effective registration statement covering the resale by the Sponsor and its affiliates. An aggregate of 7,400,000 Class A Ordinary Shares issued pursuant to the PIPE transactions are entitled registration rights following the Closing. For more information about registration rights of the PIPE Shares, see “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.” If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our Class A Ordinary Shares could decline.

Exercise of Warrants could increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of the date of this Report, there are 7,176,389 Warrants outstanding. Each Warrant entitles its holder thereof to purchase three-fourths (3/4) of one Class A Ordinary Share at an exercise price of $11.50 per share (subject to adjustment). To the extent Warrants are exercised, additional Class A Ordinary Shares will be issued, which will result in dilution to our then existing shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our Class A Ordinary Shares.

Our Warrants may never be in the money, and they may expire worthless.

The exercise price for our Warrants is $11.50 per share (subject to adjustment), which exceeds the market price of our Class A Ordinary Shares, which was $3.87 per share based on the closing price of our Class A Ordinary Shares on the Nasdaq on April 12, 2024. The likelihood that warrant holders will exercise the Warrants and any cash proceeds that we would receive is dependent upon the market price of our Class A Ordinary Shares. If the market price for our Class A Ordinary Shares is less than $11.50 per share, we believe warrant holders will be unlikely to exercise their Warrants.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, we have incurred and expect to continue to incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

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

As a result of disclosure of information in this Report, the prospectus we filed in connection with the Business Combination and in other filings required of a public company, our business and financial condition has and will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

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

A possible “short squeeze” due to a sudden increase in demand of the Class A Ordinary Shares that largely exceeds supply may lead to price volatility in the Class A Ordinary Shares. Investors may purchase the Class A Ordinary Shares to hedge existing exposure or to speculate on the price of the Class A Ordinary Shares. Speculation on the price of the Class A Ordinary Shares may involve both long and short exposures. To the extent aggregate short exposure exceeds the number of the Class A Ordinary Shares available for purchase, investors with short exposure may have to pay a premium to repurchase the Class A Ordinary Shares for delivery to lenders. Those repurchases may in turn, dramatically increase the price of the Class A Ordinary Shares. This is often referred to as a “short squeeze.” A short squeeze could lead to volatile price movements in the Class A Ordinary Shares that are not directly correlated to the operating performance.

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

We are an exempted company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to: (1) have a majority-independent board of directors; (2) have a compensation committee consisting of independent directors; (3) have a nominating committee consisting of independent directors; (4) have regularly scheduled executive sessions with only independent directors each year; or (5) obtain shareholder approval prior to the issuance of additional shares in certain circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a final and conclusive monetary judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) was given by a foreign court of competent jurisdiction and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations; (c) was not obtained fraudulently by the person in whose favor judgment was given; and (d) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

The application of the PFIC rules to digital assets and operations relating thereto, including Bitcoin and Bitcoin mining operations, is subject to uncertainty. For example, it is possible that our Bitcoin mining operations could cause us or one or more of our subsidiaries to become a PFIC by holding digital assets that are treated as commodities or non-inventory property, the excess of gains over losses from the disposition of which could be treated as passive income, or by holding digital assets that themselves could be treated as passive assets. There is no assurance that we or our subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. Moreover, we do not expect to provide a PFIC annual information statement for 2024 or going forward, which will preclude U.S. Holders from making or maintaining a “qualified electing fund” election under Section 1295 of the Code. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Status” for a more detailed discussion with respect to our potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our securities.

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

Any changes in the taxation of our business activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. Our tax expense could also be impacted by the applicability of withholding taxes and the impact of changes in the evaluation of tax positions we have taken in prior tax periods. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. For example, various levels of government and international organizations, such as in the United States, the OECD, and the European Union (“EU”), have increasingly focused on tax reform and any result from this development may create changes to long-standing tax principles, which could adversely affect our effective tax rate. On October 8, 2021, the OECD announced an international agreement with more than 130 countries to implement a new global minimum effective corporate tax rate of 15% for large multinational companies. In December 2021, the OECD released Model Rules for implementation of Pillar II followed by the release of detailed commentary in March 2022. The OECD has released additional administrative guidance on the global minimum tax in February, July and December of 2023. Under the European Union’s minimum tax directive, unanimously agreed by the member states in 2022, each member state is required to adopt domestic legislation implementing the minimum tax rules effective for periods beginning on or after December 31, 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after December 31, 2024. Legislatures in multiple countries outside of the European Union (including Canada and Singapore, where we have subsidiaries) have also drafted and/or enacted legislation to implement the OECD’s minimum tax proposal. Given the OECD’s continued release of guidance regarding Pillar II, that only certain jurisdictions have currently enacted laws to give effect to Pillar II, and that jurisdictions may interpret such laws in different manners, the overall implementation of Pillar II remains uncertain and subject to change, possibly on a retroactive basis. Additionally, under the agreement, new rules have been introduced that will result in the reallocation of certain profits from large multinational companies to market jurisdictions where customers and users are located. Implementation and enactment of these changes is ongoing. We will be monitoring the developments and tax implications of these changes, which may have adverse tax consequences for us.

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

Finfront was incorporated in the Cayman Islands as an exempted company with limited liability in July 2021. It is operating under the trade name “BitFuFu.” Ethereal Tech Pte. Ltd. was incorporated in Singapore in May 2018 and was acquired by Finfront in October 2021 and became a wholly-owned subsidiary of Finfront in connection with a corporate reorganization. Ethereal Tech US Corporation, a wholly-owned subsidiary of Finfront, was incorporated in the State of Delaware in December 2021.

We are an exempted company incorporated in the Cayman Islands with limited liability in January 2022 for the purpose of effecting the Business Combination. Prior to the Closing, we did not conduct any material activities other than those incidental to our formation and the matters contemplated by the Merger Agreement. Following, and as a result of, the Business Combination, all of our business is conducted through Finfront and its subsidiaries. Our principal executive offices are at 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098 and our telephone number is +656-252-4595. Our website address is https://www.bitfufu.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Business Combination with Arisz

On February 29, 2024, we consummated the previously announced business combination with Arisz Acquisition Corp., pursuant to (1) the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023), by and between Arisz and Finfront, (2) the joinder agreement by and among us, Finfront, Merger Sub and Arisz, dated April 4, 2022, and (3) supplemental joinder agreement by and among us, Finfront, Merger Sub and Arisz, dated December 20, 2023.

Pursuant to the Merger Agreement, the business combination was effected in two steps. On February 29, 2024, (1) Arisz merged with and into the Company with the Company surviving the Redomestication Merger as a publicly traded entity; and (2) immediately following the Redomestication Merger, Merger Sub merged with and into Finfront, with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

At the Redomestication Merger Effective Time, pursuant to the Redomestication Merger: (1) all units of Arisz were separated into individual components of Arisz Common Stock, Arisz Warrant and Arisz Right and such units ceased to exist; (2) each common stock of Arisz, issued and outstanding immediately prior to the Redomestication Merger Effective Time (other than any redeemed shares), were automatically cancelled and ceased to exist, and for each share of such Arisz Common Stock, the Company issued to each Arisz stockholder (other than Arisz stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued, fully paid Class A ordinary share of the Company, par value US$0.0001 per share; (3) each warrant of Arisz issued and outstanding immediately prior to Redomestication Merger Effective Time was cancelled in exchange for one warrant of the Company to purchase three-fourths (3/4) of one Class A Ordinary Share; and (4) each right of Arisz that entitles the holders thereof to receive one-twentieth (1/20) of one Arisz Common Stock issued and outstanding immediately prior to the Redomestication Merger Effective Time was cancelled in exchange for the number of full Class A Ordinary Shares equal to the number of Arisz Common Stock to which the registered holder of Arisz Right would have been entitled, rounded to the nearest whole share.

At the Effective Time (as defined in the Merger Agreement), pursuant to the Acquisition Merger: (1) each ordinary share of Finfront (other than the ordinary shares of Finfront held by Chipring Technology Limited, an entity controlled by Mr. Leo Lu, the founder and chief executive officer of the Company) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the applicable number of Class A Ordinary Shares; (2) all ordinary shares of Finfront held by Chipring Technology Limited were cancelled in exchange for 135,000,000 Class B ordinary shares of the Company, par value US$0.0001 per share; and (3) the one share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one ordinary share of Finfront.

Additional Agreements in connection with the Business Combination

PIPE Subscription Agreements

In connection with the Business Combination, Finfront and Arisz obtained commitments from interested accredited investors to purchase Class A Ordinary Shares issued in connection with the Closing, for an aggregate cash amount of $70,000,000 at a purchase price of $10.00 per share, in a private placement. Such commitments are being made by way of the subscription agreements (the “PIPE Subscription Agreements”), by and among each Subscriber, Finfront and Arisz. The terms of the PIPE Shares are identical to those of the Class A Ordinary Shares issued to existing public stockholders of Arisz at the time of the Closing, except that the PIPE Shares were not entitled to any redemption rights and were not registered under the Securities Act at the time of issuance.

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

The closing of the Amended and Restated PIPE Subscription Agreement and the PIPE Subscription Agreements took place concurrently with the closing of the Business Combination on February 29, 2024. The Amended and Restated PIPE Subscription Agreement and New PIPE Subscription Agreement contain substantially similar terms as the PIPE Subscription Agreement. For details of the Amended and Restated PIPE Subscription Agreement, see Exhibit 4.20 to this Report.

Backstop Agreements

On July 14, 2022, each of us, Arisz, Finfront and the Sponsor (along with any assignee of the Sponsor, the “Buyer”) entered into a backstop agreement (the “First Backstop Agreement”) whereby, in connection with the Business Combination, the Buyer agreed to subscribe for and purchase no less than US$1.25 million worth of shares of Arisz Common Stock or Class A Ordinary Shares, as specified therein. The First Backstop Agreement terminated as per its terms on July 31, 2022.

On October 13, 2022, the parties to the First Backstop Agreement entered into a new backstop agreement (the “Backstop Agreement”) substantially on the same terms as the First Backstop Agreement with the only substantive additional terms being that the subscription amount changed to $2.0 million worth of shares and change of the termination date. The Sponsor subscribed for 200,000 Class A Ordinary Shares in a private placement transaction pursuant to the Backstop Agreement. The closing of the Backstop Agreement took place concurrently with the closing of the Business Combination on February 29, 2024. For details of the Backstop Agreement, see Exhibit 4.18 to this Report.

Amended and Restated Subscription Agreements

Contemporaneously with the execution of the Merger Agreement, each of Chardan and Sponsor executed amendments to the subscription agreements that had been executed by each of them on November 17, 2021 in connection with Arisz’s initial public offering (the “Amended and Restated Subscription Agreements”). Pursuant to the Amended and Restated Subscription Agreements, each of Chardan and Sponsor agreed, among other things not to transfer assign or sell any Private Units, Over-Allotment Units (each as defined in the Amended and Restated Subscription Agreements) or their underlying securities, until the consummation of a business combination involving Arisz. For details of the subscription agreements, see Exhibit 4.17 to this Report.

Sponsor Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of Arisz Common Stock entered into a support agreement (the “Sponsor Support Agreement”), pursuant to which such holders agreed to, among other things, approve the Merger Agreement and the proposed Business Combination. For details of the Sponsor Support Agreement, see Exhibit 4.13 to this Report.

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

Stock Purchase Agreements

In connection with the execution of the Merger Agreement, the Sponsor and ET entered into a stock purchase agreement (the “First ET Stock Purchase Agreement”), pursuant to which ET purchased 128,206 shares of Arisz Common Stock (the “ET Shares”) from the Sponsor for a purchase price of $1,250,000. Subject to the satisfaction of conditions set forth in the First ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to ET. The transfer of ET Shares was completed. In addition, on October 10, 2022, the Sponsor and ET entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement” and together with the First ET Stock Purchase Agreement, the “ET Stock Purchase Agreements”), pursuant to which ET purchased 76,142 shares of Arisz Common Stock (the “Additional ET Shares”) from the Sponsor for a purchase price of $750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to ET. The transfer of Additional ET Shares was completed at the Closing. 204,348 Class A Ordinary Shares were issued at the Closing in connection with the aforementioned transactions, which have been classified as treasury shares of the Company.

In connection with the execution of the Merger Agreement, the Sponsor and Aqua Pursuit International Limited, the financial advisor of Finfront (“Aqua”), entered into a stock purchase agreement (the “Aqua Stock Purchase Agreement”), pursuant to which Aqua purchased 200,000 shares of Arisz Common Stock (the “Aqua Shares”) from the Sponsor for a purchase price of $2,000,000. Subject to the satisfaction of conditions set forth in the Aqua Stock Purchase Agreement, the Sponsor shall cause the Aqua Shares to be transferred on the books and records of Arisz to Aqua upon the consummation of any business combination (as defined in Arisz’s organizational documents). On October 10, 2022, Aqua and the Sponsor entered into an amendment to the Aqua Stock Purchase Agreement, pursuant to which the number of Aqua Shares purchased from the Sponsor was changed from 200,000 shares of Arisz Common Stock to 260,000 shares of Arisz Common Stock, and the purchase price was changed from $2,000,000 to $2,500,000. The transfer of the Aqua Shares was completed at the Closing, and 260,000 Class A Ordinary Shares were issue at the Closing in connection with the aforementioned transaction.

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

Further Information

For details of our principal capital expenditures for the previous three years ended December 31, 2023, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

The SEC maintains a website at www.sec.gov which contains in electronic form each of the reports and other information that we have filed electronically with the SEC.

B.	Business Overview

The following discussion reflects our business. Unless the context otherwise requires, all references in this section to “we,” “us,” and “our” refer collectively to Finfront and its subsidiaries prior to the consummation of the Business Combination and BitFuFu Inc. and its subsidiaries following the consummation of the Business Combination.

Overview

We are a fast-growing digital asset mining service and one of the world-leading cloud-mining service providers, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. We make available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, we have access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to our customers and self-mining for our own account, allowing us to seamlessly adjust business strategies and reduce risk exposure. Leveraging our strategic collaboration with Bitmain Technologies Ltd., a world-leading cryptocurrency mining hardware manufacturer, we are able to secure a stable supply of advanced Antminer S19 miners.

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

We have experienced rapid growth in the previous three years ended December 31, 2023. Our revenues increased from US$103.0 million in 2021 to US$198.2 million in 2022 and further to US$284.1 million in 2023. We achieved a net profit of US$4.9 million, US$2.4 million and US$10.5 million in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, our adjusted EBITDA was US$5.8 million, US$39.6 million and US$41.7 million, respectively. As of December 31, 2023, we have mining capacity of 22.9 EH/s, among which 20.3 EH/s were from suppliers or leased miners, 2.1 EH/s were from our self-owned miners, and 0.5 EH/s were from customers hosted miners. In 2023, almost 100% of the average daily mining capacity provided by our self-owned miners were used for self-mining operations; 78% of the average daily mining capacity provided by the leased miners were used for our cloud-mining services, and the rest 22% were used for self-mining operations. The mining capacity provided by customers’ hosted miners were used by the customers themselves for their own mining activities, and we only provided hosting services to those customers. In addition, we had access to approximately 515 MW in hosting capacity at 24 mining facilities in three continents as of December 31, 2023. The registered users of our cloud mining business increased from 188,460 as of December 31, 2022 to 304,270 as of December 31, 2023.

Given the nature of digital asset mining, we serve a global customer base. However, we generate significant portions of the revenue from certain regions. In 2023, 54%, 26% and 17% of our revenue came from North America, Europe and Asia, respectively. The following table sets forth a geographic breakdown of our revenue (excluding mining revenue) generated from different geographic regions for the periods indicated:

	2021		2022		2023
	Amount	%	Amount	%	Amount	%
	US$ ’000		US$ ’000		US$ ’000
North America	23,520	23%	98,003	71%	99,043	54%
Europe	14,290	14%	28,602	21%	47,372	26%
Asia	64,551	62%	10,320	7%	31,113	17%
Others	683	1%	983	1%	6,380	3%
Total revenue(i)	103,044	100%	137,908	100%	183,908	100%

The basis for attributing revenues by continents is based on the customers’ KYC information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

i.	Total revenue excludes self-mining revenue.

Recent Development in the Digital Asset Industry

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately US$30,000 to approximately US$68,000 in 2021, from approximately US$16,000 to approximately US$46,000 in 2022, and from approximately US$17,000 to approximately US$44,000 in 2023, and have continued to experience significant volatility since then, reaching approximately US$70,000 as of April 12, 2024, according to Google Finance. In 2022 and 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to further price decreases in Bitcoin observed during those periods, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. At the time of FTX’s bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in account maintained at FTX. As of the date of this Report, aside from the impairment loss on assets held by FTX in the amount of US$9.8 million recorded by us in 2022 in connection with the FTX bankruptcy proceeding, we have not been materially impacted by those bankruptcies and the recent disruption in the digital asset industry. As of the date of this Report, other than FTX, we have no material contractual relationship with any company in the digital asset industry that has experienced bankruptcy. Additionally, the disruption in the digital asset industry has not materially affected our relationship with suppliers or customers. While we have not been materially impacted by any liquidity or insolvency issues with such third parties to date, there is no guarantee that our counterparties will not experience liquidity or insolvency issues in the future. We continue to closely monitor the development in digital asset industry, and will conduct diligence, including into liquidity or insolvency issues, on third-party service providers in the digital asset industry with whom we have potential or ongoing relationships. However, we cannot provide any assurance that we will not be materially impacted in the future by bankruptcies of market participants and recent disruption in the digital asset industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry.”

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was reduced to 6.25 Bitcoin. On April 20, 2024, the reward was further reduced to 3.125 Bitcoin. The next halving for Bitcoin will occur when the block numbers reach 1,050,000 and is currently expected to occur in 2028. The reduction in reward for validating new blocks could depress our and our customers’ incentives to processing transactions through Bitcoin, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3 Key Information – D. Risk Factors – Risk Related to our Industry - The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks could have a negative impact on our ability to generate revenue as there may not be adequate incentive to continue transaction processing and transaction processing operations may be ceased altogether, which could have a material adverse effect on our business, financial condition and results of operations.” for more details.

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

As of December 31, 2023, we provided our solutions and services through 24 mining facilities in three continents, which were optimized for large-scale mining operations and sourced by Bitmain and other suppliers. As of the same date, we had access to approximately 515 MW in hosting capacity.

As of April 12, 2024, the aggregate market capitalization of digital assets reached approximately US$2.6 trillion, among which 49.9%, or US$1.4 trillion, could be attributable to Bitcoin, according to CoinGecko. We believe we are one of the largest cloud-mining service providers worldwide in terms of total hosting capacity and mining capacity in 2023. Leveraging our large business scale, strategic collaboration with leading industry players and flexible business model, we believe we are well-positioned to capture the growth potential for the digital asset industry.

Robust industry collaboration network covering Bitmain and AntPool

We are committed to fostering close collaboration with world-leading industry players, in particular with Bitmain, a world-leading cryptocurrency mining hardware manufacturer, and AntPool, a major digital asset mining pool. We received seed investment from Bitmain in July 2021 and further investments from Bitmain and AntPool in February 2024 pursuant to the Amended and Restated PIPE Subscription Agreements, demonstrating their continuous support of our future outlook. As more companies enter into the digital asset industry and compete for higher mining capacity, hosting capacity and power supply, we believe the strategic collaboration with Bitmain and AntPool enables us to secure access to stable supply of cost-efficient mining resources, such as miners with effective hash rate to power consumption ratio, electricity, hosting facility resources and pooling services at commercially optimal terms, so that we can deliver reliable services to our customers and efficiently scale up our customer base.

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

With our expanding fleet of leased and self-owned miners, we have engaged in and capitalized on mining digital assets for our own accounts since February 2022. In 2022 and 2023, our revenue generated from our self-mining operations was approximately US$60.3 million and US$100.2 million, respectively. Currently, we primarily mine Bitcoin and accumulate the relevant digital assets for our current and future financial and operational needs. By diversifying our revenue streams from different income generating models, we believe we can better mitigate market volatility.

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

We have engaged in and capitalized on mining digital assets for our own accounts since February 2022. In 2022 and 2023, our revenue generated from self-mining operations was approximately US$60.3 million and US$100.2 million, respectively. We operate miners that perform hash calculations in support of blockchain network measured in hash rate. The efficiency of a mining hardware is measured by the hash rate of such miner. Miners with higher hash rate when operating at maximum efficiency have a higher chance of completing a block in the blockchain and receiving a digital asset reward.

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

Our results of operations for our self-mining operations are affected by fluctuations and long-term trends in the value of Bitcoin, blockchain difficulty, the purchase cost or lease expense of mining equipment, and the cost of hosting services (in particular the cost of electricity). Cost of revenues for self-mining operations mainly consists of lease expense of mining equipment, hosting expenses and depreciation expenses. We measure the breakeven point for our self-mining operations by dividing the sum of cost of revenue and operating expenses by the number of Bitcoins actually mined from self-mining operations during the relevant period. In 2022 and 2023, we mined 2,825 and 3,577 Bitcoins, respectively, and the breakeven point for our self-mining operations was approximately US$21,500 and US$28,200, respectively. During the same periods, the average Bitcoin price was approximately US$26,300 and US$28,850, respectively, according to Coinbase. The increase in the breakeven point of our self-mining operations from 2022 to 2023 was primarily due to the combined effect of (1) the decrease in the number of mined Bitcoins per hash calculation, which is attributed to the increase in blockchain difficulty; and (2) temporary suspension of certain miners during the third quarter of 2023 due to bad weather, power curtailments and the relocation of miners between facilities.

As of the date of this Report, our digital assets are mined to and stored in offline cold wallet, which is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. Access to digital assets in such cold wallet requires separate authentication from different authorized individuals.

Cloud-mining services

Our cloud-mining services provide a one-stop solution that enables customers at all levels to purchase hash calculation services and earn digital asset mining rewards on our cloud-based platform. Our cloud-mining services also enable customers to save the usually high up-front investment in purchasing expensive miners. Instead, customers can select from a suite of cloud-mining service plans on our platform, based primarily on different digital asset types and plan duration. We adjust the pricing of cloud-mining products from time to time based on the then prevailing market price of Bitcoin and the estimated costs associated with operating the respective miner types. However, the fee rate of an order placed by customers on our platform is fixed at time of placing, consisting of an upfront service fee, and subsequent service fees charged at more flexible intervals before they are incurred. Currently, the cloud-mining services primarily support the mining of Bitcoin. We receive digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud-mining and hosting services. Such digital assets would be automatically converted into USDT. Since October 2022, we began to convert USDT into U.S. Dollars and deposit them with banking institutions on a daily or weekly basis.

Our results of operations for cloud-mining services are affected by the value of Bitcoin, expected blockchain difficulty, the purchase cost or lease expense of mining equipment, and the cost of hosting services (in particular the cost of electricity), as well as the pricing and duration of our cloud-mining services. Cost of revenues for cloud-mining services mainly consists of lease expense of mining equipment, hosting expenses, depreciation expenses, and system maintenance costs. In 2021, 2022 and 2023, the breakeven point for our cloud-mining services was US$37,300, US$24,000 and US$24,100, respectively. During the same periods, the average Bitcoin price was US$47,400, US$26,300 and US$28,850, respectively.

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

Cloud mining service agreements with our largest customer

Our business operations and financial performance have relied significantly upon our cloud-mining services since our inception, in particular those offered to our major customers. For instance, revenue from our largest customer in 2021, 2022 and 2023, Chainup Technic Limited and its related parties (the “Major Customer”), accounted for 30%, 17% and 15% of our total revenue, respectively, and revenue from our top three customers accounted for 51%, 31% and 26% of our total revenue in the same periods, respectively.

We and the Major Customer would enter into a cloud-mining service agreement each time the Major Customer places an order on our platform. Pursuant to the cloud-mining service agreement, we are responsible for providing the Major Customer with cloud-mining services as displayed on our platform, or specially customized for the Major Customer, the details of which shall be subject to the specific order, and shall display operation status and outputs of the cloud-mining services in the Major Customer’s account. We shall ensure the quality of our service, such as maintaining the daily average amount of executed hash calculations to be no less than 95% of the declared hash rate in the order, and extending the service period as stipulated in the order or refunding service fees for unutilized mining capacity if we are unable to provide services due to force majeure events or reasons not attributable to us. The Major Customer undertakes to comply with our term of services and privacy policy as stipulated in our website, if any, and to provide true, accurate and complete personal/corporate data and information for the purpose of registering an account and using the services provided on our platform. The Major Customer also agrees to decide the mining pool to which the hash calculation services purchased from us will be provided. Once a mining pool is selected, the Major Customer agrees that it has read and accepted the service agreement of the mining pool. To the fullest extent permitted by law, we disclaim liabilities for any loss or damage arising out of, or in connection with, the use of the services to be provided by the mining pool. We may unilaterally terminate the cloud-mining service agreement and cease to provide our services if the use of such services violates the laws and regulations of the Major Customer’s country, or if the Major Customer fails to pay in full the service fees pursuant to this agreement. There was no minimum purchase amount commitment other than the purchase amount stipulated in the order.

Miner hosting services

We began to provide hosting services to customers of our cloud-mining services and other digital asset enthusiasts in July 2021. Our miner hosting services provide customers with miner deployment, monitoring, troubleshooting, optimization and maintenance, as well as necessary electrical power, repair and other infrastructure services necessary to operate, maintain and efficiently mine digital assets. Customers entrust us to deploy the miners in data centers in the premises of our hosting facility suppliers. Our customers retain the right to use the miners, and will pay us a set of service fees.

To provide miner hosting services to our customers, we procure mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance and other necessary infrastructure services from various hosting facilities sourced by Bitmain and other suppliers. We then integrate these services with our own services, such as performance monitoring and stability optimization, into a combined hosting service, and sells the combined hosting service to our customers for service fees. We bear the risk of losses that may arise from the difference between the actual costs incurred by us and the selling price to the customers. As of December 31, 2023, we provided hosting services through three mining facilities in the United States (including North Carolina, South Carolina and Montana), all of which were sourced through hosting service cooperation arrangements with Bitmain. See “—Suppliers—Hosting service cooperation arrangements under the Service Framework Agreement with Bitmain.”

Electricity capacity and cost

Mining digital assets requires intensive hash calculations, and the generation of such calculations requires large amounts of electricity. As of December 31, 2023, we had access to approximately 515 MW in electricity capacity at 24 mining facilities in the three continents through Bitmain and other suppliers. Electricity cost is charged by hosting operators for actual power consumption incurred for operating miners, which is then paid by us to hosting facility suppliers, including Bitmain, as part of hosting fees. In order to minimize the impact of electricity price increases on the costs, we have been leasing more advanced miner series from suppliers since November 2022. The S19XP series are more energy efficiency compared to the S19j pro series.

Suppliers

Digital asset mining is dependent on specialized digital asset mining hardware, most predominantly utilizing ASIC chips. Almost all of these miners are produced outside of the United States, mostly in Asia. Currently, the largest of miner manufacturer is Bitmain with its industry leading Antminer S19 series. We typically entered into supply agreements for most of the miners we operated or acquired for our mining operations, with certain suppliers, including Bitmain, which also provided us with relevant maintenance and repair services. With respect to our cloud-mining services, we may need to make a significant amount of prepayments for the miners we lease, and for our miner purchases, we are typically required to pay deposits to our miner suppliers in advance of delivery. If the market value of digital assets has increased, the demand for the newest, most efficient miners will also increase, leading to scarcity in the supply, and thereby a resulting increase in the price of hash calculations and miner supplies. Our business is highly dependent upon suppliers providing an adequate supply of efficient digital asset mining resources at economical prices to enable profitable mining by us and by third-party customers intending to purchase our solutions.

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

Hosting service cooperation arrangements under the Service Framework Agreement with Bitmain

Costs attributed to our largest supplier, Bitmain, represented approximately 7%, 52% and 61% of our total cost of revenue in 2021, 2022 and 2023, respectively.

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

Server purchase and hosting service framework agreement with Burdy

Costs attributable to our supplier, Burdy Technology Limited (“Burdy”), represented 82%, 32% and 13% of our total cost of revenue in 2021, 2022 and 2023, respectively. Burdy is a miner and mining service provider with broad miner access in the United States, Canada, Europe and Southeast Asia. The major terms of our material supply agreements with Burdy are set forth as follows.

According to the server purchase and hosting service framework agreement between us and Burdy dated June 25, 2021, as amended on October 20, 2021 and October 30, 2021, we commit to purchase a minimum number of Antminer S19 series from Burdy at the specified price per miner between July 1, 2021 and December 31, 2021. Burdy has the right to discontinue the sale of our miners and/or to make changes thereto at any time without prior approval from or notice to us. Burdy will deliver and install the miners at the facilities designated by us. After the products are delivered and the receipts are confirmed by both parties, the ownership of the miners will be transferred to us. We own all rights, interests and renumeration related to our ownership, and we will have Burdy provide the subsequent hosting and maintenance services for those miners and pay relevant fees. Burdy may terminate the hosting and maintenance services if, among other events, the output of the relevant mining activities is insufficient to pay for the hosting fees during a 30-day period, or if there is a facility outage over 180 days. We may terminate this agreement if there is a delay of 10 days in miner deployment due to facility issues. When the hosting service is terminated, we may choose to entrust Burdy to sell the products at the market price or repossess the physical products. The server purchase and hosting service framework agreement is governed by the laws of Hong Kong.

The foregoing description of the server purchase and hosting service framework agreement, as amended, does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, which are filed as Exhibits 10.2, 10.3 and 10.4 hereto and incorporated by reference herein.

Hash computer server cooperation agreement

According to the hash computer server cooperation agreement between us and Burdy dated June 15, 2021, as amended on October 30, 2021, Burdy will lease miners that provide hash calculations to us. We make procurement order at the beginning of each month and are subject to a quarterly minimum purchase amount based on our quarterly business plan and Burdy’s miner availability. The parties will sign a minimum commitment of lease amount for next quarter upon confirmation. Burdy reserves the right to adjust the rental price from time to time. After Burdy leases the miners to us, we will use our system to control the miners, standardize and dispatch the hash calculations of the miners, and make the cloud-mining solutions available on our platform to our customers. We will be responsible for the services provided through the miners. We will also take necessary technical measures to ensure the normal operations of the miners and remedial measures against security risks. We may terminate the agreement if, among other events, Burdy fails to rectify within 48 hours after our request for rectification of substandard services. Burdy may terminate the agreement if, among other events, we fail to pay the relevant fees more than 15 days after the due date. This agreement has an initial term of two years, and will be automatically renewed subject to prior written notice of termination. The hash computer server cooperation agreement is governed by the laws of Hong Kong.

The foregoing description of the hash computer server cooperation agreement, as amended, does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, which are filed as Exhibits 10.1 and 10.4 hereto and incorporated by reference herein.

Digital Assets

We accumulate Bitcoin mined through our self-mining operations and will exchange Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase, to satisfy our working capital needs. We also receive other digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud-mining service. Digital assets that are received as service payments would be converted into USDT. Since October 2022, we began to convert USDT into U.S. Dollars and deposit them with banking institutions. Prior to December 2022, we held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf in separate wallets, if such customers do not have their own digital asset wallets. We are required to release safeguarded digital assets upon customers’ instruction. As of December 31, 2022, we ceased to offer such temporary custodian services.

As of December 31, 2023, the total value of Bitcoin and USDT held by us for our own account was US$43.9 million and US$60,860, respectively. Bitcoin is the only digital asset that accounted for more than 1.0% of our total digital assets as of December 31, 2023. We keep Bitcoins mined by our self-mining operations in offline cold wallet and holds the private key. Our management is responsible for overseeing the digital assets and their transfers. Our internal policy requires each employee holding the required credentials to obtain corporate approval prior to any transfer of our digital assets. The digital assets held for our own account are not insured or guaranteed by any government or government agency. We also rely on service providers to safeguard our digital assets, and may experience difficulties in recovering our digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of our digital assets could result in substantial costs to us. Such incidents could also subject us to litigation, significant financial losses and damage our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We rely on third-party service providers to safeguard and manage certain digital assets. Loss of private keys, security breach and hacking attempts could cause the loss and theft of such digital assets, and materially and adversely impact our business, financial condition and results of operations.”

We are subject to risk associated with depositing fund and digital assets with such third-party cryptocurrency exchanges and may experience loss of fund and digital assets if such exchanges fail to manage our fund or digital assets appropriately and in compliance with applicable regulatory requirement. For example, we have not been able to recover the fund and digital assets deposited with FTX at the time of its bankruptcy filing. As a result, we recorded impairment loss on assets held by FTX of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022). Since the voluntary bankruptcy proceeds of FTX, we have suspended our transactions with FTX. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We deposit certain fund and digital assets with cryptocurrency exchanges. If such cryptocurrency exchanges become bankrupt or otherwise unable to remit stored fund and digital assets, we may lose these assets, and our business, financial condition and results of operations may be adversely affected.”

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

We intend to consult counsel prior to attempting to mine any cryptocurrency other than those that are generally not considered as “securities,” such as Bitcoin and Ethereum, in order to avoid inadvertently dealing in a digital asset which may be deemed a security. We anticipate that, should we consider mining a digital asset other than those that are generally not considered as “securities,” we will seek the advice of securities counsel, and the process will include research, review and analysis of the current federal securities laws and regulations regarding digital assets, including judicial interpretations and administrative guidance. However, the processes employed for determining whether particular digital assets are securities within the meaning of U.S. federal securities laws are risk-based assessments and are not a legal standard or binding on the SEC or other regulators. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Regulatory Framework—We face uncertainties relating to whether cloud-mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and we may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect our business, financial condition and results of operations.” We recognize that whether a digital asset is a security is a complex and evolving legal issue. For that reason, we have no plan in the foreseeable future to mine anything other than digital assets that are generally not considered as “securities.” However, if our compliance procedures and legal reviews prove to be incorrect, we may be subject to prohibitive SEC penalties and/or private lawsuit defense costs and adverse rulings.

Research and Development

We invested significant time, resources and expenses into the research and development of our services. In particular, we designed and implemented the Aladdin system to handle ultra-large scale management and dispatching of hash calculations. The Aladdin system has the maximum capacity to simultaneously connect millions of miners and to provide services that resolve critical mining problems arising from scalability, efficiency, authenticity, and securing hash power.

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

Our leadership position in the global could-mining market is the result, in part, of our committed research and development activities. We are increasingly focused on research and development, and have increased compensation to our research and development staff, and other personnel performing related functions since 2021, resulting an increase in our research and development expenses significantly from US$469,931 in 2021 to US$1.6 million in 2022 and further to US$1.7 million in 2023.

Sales and Marketing

We market our cloud-mining and hosting solutions primarily through word of mouth, press releases of our solutions and major collaboration with leading industry participants. We also advertise our available solutions and hosting capacity on our website, which is updated periodically for product launches, available mining and hosting capacity and other trend and development of the digital asset industry. Furthermore, we maintain an active presence on social media in order to raise awareness of our brand. we have not relied heavily on sales force for advertising and marketing of our cloud-mining and hosting solutions, as most of our customers approach us proactively.

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

For corporate customers, we will collect information such as corporate registration records, business license and business address, among others, and conduct background search for corporate customers’ major shareholders. Corporate customers must provide a valid certificate of incorporation & incumbency, and valid shareholders’ identity documents if any shareholders have equal to or more than 20% shareholding in the corporate customers. Based on the documents provided by such corporate customers, we will check the existence of the customer on the relevant local government website to verify the authenticity of the documents provided. Similar to individual customers, we also perform KYC check for individual shareholders that have equal to or more than 20% shareholding in our corporate customers.

Our customer services team would review this information, and report any suspicious activities in accordance with applicable regulations. Only after the KYC procedure has been completed by us will customers be able to use our services. We have designated employees to be responsible for monitoring and reporting global sanctions information, updating and operating KYC and anti-money laundering procedure, and regularly checking and updating risk control rules. We will report suspicious, questionable transactions and corporate/personal information to regulatory authorities in accordance with regulatory requirements in the place where we operate. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continuously monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

We do not provide cloud computing services to customers located in countries and regions that are subject to OFAC sanctions. Due to local regulatory policies and taxation considerations, we also currently do not accept order for our cloud-mining services from customers in mainland China, the United States and Singapore. Before customers can use our products and services, we require customers to confirm that the use of the services provided by us is legal in their country/region of residents. However, we may still be subject to investigation and enforcement action by regulators in these jurisdictions, to the extent that such regulators assert jurisdiction on digital assets and related transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Regulatory Framework—Assertion of jurisdiction by U.S. and foreign regulators, or other government entities over digital assets and digital asset industry may subject market participants, including us, to additional regulation and investigation.”

Related Party Transaction Policy

We have adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of its related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which it is a participant, in which the amount involved exceeds $120,000 in any fiscal year and a related person (including any director, executive officer or shareholder holding 5% of our or our subsidiaries’ equity interest) has a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our board of directors is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. In accordance with the related party transaction policy, our board of directors reviewed and approved the agreements between Finfront, Bitmain and Computing Inactive Beijing Technology Ltd., an entity controlled by Mr. Lu, and the loan between Mr. Lu and Finfront. Mr. Lu, an interested director of transactions between Finfront and Computing Inactive Beijing Technology Ltd., was involved in reviewing and approving such transactions after declaring his interests in the transactions to the board of directors and the shareholders of Finfront. Prior to the consummation of the Business Combination, the board of directors of Finfront did not have directors appointed or designated by Bitmain. As such, no interested directors were involved in reviewing and approving transactions between Finfront and Bitmain, which was a 5% shareholder of Finfront prior to the consummation of the Business Combination.

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

As of the date of this Report, we are the only cloud-mining strategic partner of Bitmain. We are also a S-level client of Bitmain, the highest level among all of Bitmain’s clients, which has provided us with certain transaction privileges. We rely on Bitmain in the provision of our hosting services. We have entered into a ten-year Service Framework Agreement with Bitmain, pursuant to which we can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world. In 2021, 2022 and 2023, the aggregate consideration paid to, or to be paid to, Bitmain under the service cooperation arrangements was approximately US$7.0 million, US$83.9 million and US$166.5 million, respectively. In 2021, 2022 and 2023, costs attributed to the abovementioned agreements with Bitmain, as a percentage of the total cost of our revenue, was approximately 7%, 52% and 61%, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Bitmain and its affiliates.” As of December 31, 2023, the majority of hosting facilities utilized by us were sourced by Bitmain. In 2021, 2022 and 2023, hosting cost (including electricity cost) attributed to Bitmain accounted for 11%, 95% and 84% of all hosting cost, respectively. We procured miners from Burdy during 2022 and has begun to develop other hosting facility suppliers since 2023. However, we currently rely on Bitmain to source substantially all of our hosting facilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on a limited number of suppliers to provide us with digital asset mining equipment, hosting facilities, and other products or services critical to our business operations. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.”

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

Several public companies (traded in the United States, Canada, and internationally), such as the following, may be considered competitors to us:

●	Argo Blockchain PLC;

●	Bit Digital, Inc.;

●	Bitfarms Technologies Ltd. (formerly Blockchain Mining Ltd);

●	Hive Blockchain Technologies Inc.;

●	Hut 8 Mining Corp.;

●	Bitdeer Technologies Group;

●	Marathon Digital Holdings, Inc.; and

●	Riot Blockchain, Inc.

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

Employees

All aspects of our business require specialized knowledge and technical skill. Such knowledge and skills include the areas of blockchain technology, research and development, digital asset marketing and operations, human resource management, data privacy, as well as legal compliance, finance and accounting. We believe that we have adequate personnel and resources with the specialized skills required to carry out our operations successfully. As of December 31, 2023, we have 29 full-time employees, who have been engaged by Ethereal Singapore, and primarily work in Singapore during employment terms.

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

In addition, we store miners in and have access to third-party facilities located at several states in the United States, including Montana, Texas, North Dakota, among others. In aggregate, we had access to approximately 515 MW electricity capacity in facilities primarily located in three continents as of December 31, 2023.

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

Legal Proceedings

From time to time, we have been involved in legal proceedings or be subject to claims arising out of our operations. Except as disclosed in “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” we are not presently a party to any litigation the outcome of which, we believe, if determined adversely against us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

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

We have placed Bitcoin miners in third-party hosting facilities in several states in the United States, including Montana, Texas, North Dakota, among others. We are not aware of any state specific regulations applicable to digital assets that affect our operations in the United States. Currently, we do not believe any U.S. or State regulatory body has taken any action or position adverse to our main digital asset, Bitcoin, with respect to our production, sale, and use as a medium of exchange. As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.

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

In addition, we store miners in and has access to third-party facilities located at several states in the United States, including Montana, Texas, North Dakota, among others. In aggregate, we had access to approximately 515 MW electricity capacity in facilities primarily located in three continents as of December 31, 2023.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, we conduct business through Finfront and its subsidiaries. You should read the following discussion and analysis of the financial condition and results of operations of Finfront in conjunction with its consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results of Finfront and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Report. References to “we,” “us,” and “our” in this “Item 5. Operating and Financial Review and Prospects” are to Finfront and its subsidiaries before the consummation of the Business Combination, and BitFuFu Inc. and its subsidiaries after the consummation of the Business Combination.

A.	Operating Results

Overview

We are a fast-growing digital asset mining service and one of world-leading cloud-mining service providers, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. We make available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, we have access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to our customers and self-mining for our own account, allowing us to seamlessly adjust business strategies and reduce risk exposure.

On February 29, 2024, we consummated the Business Combination with Arisz pursuant to the Merger Agreement. On March 1, 2024, our Class A Ordinary Shares and Warrants commenced trading on Nasdaq under the symbols “FUFU” and “FUFUW,” respectively.

Major Factors Affecting Our Results of Operations

The growth and success of our business as well as our financial condition and results of operations have been, and will continue to be affected by a number of factors, including:

Price and market volatility of digital assets

Substantially all of our business is related to the mining of Bitcoin. Our revenue primarily comprises (1) service fees for cloud-mining solutions, (2) service fees for miner hosting services, (3) to the extent that we engage in the sales, leasing and sourcing of the mining equipment, the sales and lease income of the mining equipment and sourcing commission, and (4) proceeds from Bitcoin self-mining operations. As such, our results of operations and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other digital assets. The prices of digital assets, specifically Bitcoin, have experienced substantial volatility, with the high or low prices having little or no relationship to identifiable market forces. The value of digital assets is also subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Digital assets, in particular Bitcoin, may have value based on various factors, including their acceptance as a means of exchange by consumers and others, scarcity, and market demand. The recent bankruptcy proceedings in the digital asset industry have contributed in 2022 and 2023, at least in part, to further price decreases in Bitcoin observed during those periods. A significant and prolonged drop in Bitcoin price may reduce the demand for our cloud-mining services and adversely affect our profitability.

The fluctuations and longer-term trends in the value of Bitcoin and other digital assets also affect the price of miners that we purchase or lease from our suppliers. A decrease in Bitcoin price is expected to allow us to expand our miner fleets and mining capacity at reasonable price, which may help us compensate potential operating loss associated with a drop in Bitcoin price. However, such hedging practice may not generate expected return. To the extent that we decide to monetize our digital asset holdings, our earning from the sale of digital assets is expected to be affected by the then prevailing market price of and demand for the relevant digital assets. A significant drop in the price of digital assets may also subject us to impairment loss for digital assets held for our own account. For example, we recorded impairment loss on digital assets of US$12.9 million in 2022 when the price of Bitcoin dropped significantly against its carrying value. The market for digital assets is relatively new, rapidly evolving and subject to regulatory, tax, political and market factors beyond our control, which makes it difficult for us to predict the market trend of our digital assets.

Capacity and efficiency of miners

Our financial condition and profitability are affected by the capacity and efficiency of miners we lease from our suppliers or own to mine digital assets. Increases in hash rate of blockchain network of digital assets, especially that of Bitcoin, resulting from the growth in the overall quantity and quality of miners working to solve blocks on the blockchain, will generally lead to increases in mining difficulty, which would reduce the mining proceeds of the equipment proportionally, and eventually require miners to be upgraded to remain profitable. Further, reward rates for digital assets are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, to 12.5 on July 9, 2016 at block 420,000, to 6.25 on May 11, 2020 at block 630,000 and again to 3.125 on April 20, 2024 at block 840,000. These adjustments have had and will continue to have material effects on the economic viability of mining digital assets. We expect to invest in system and miner upgrades and in vertical integration of upstream mining facility resources to maintain our mining efficiency, which is expected to cause us to incur relevant costs and expenditure in the future.

Cost of revenues

Our ability to operate in a cost-efficient manner also depends on our access to stable supply of power on commercially reasonable terms. Cost of revenues, which is in line with the above revenue streams, mainly includes lease expense of mining equipment, depreciation expenses of self-own mining equipment, outsourcing fee, electricity and hosting fee, platform technology fee, web service fee, salaries, allocated overhead, purchase cost of mining equipment and sourcing expenses. Mining digital assets requires a significant amount of electricity, and increases in power costs and disruption of power supply will decrease our operating margins.

As the market value of digital assets has increased, the demand for the newest, most efficient miners has also increased, leading to scarcity in the supply of and thereby resulting increase in the price of miners. As a result, the cost of new equipment can be unpredictable, and could also be significantly higher than our historical cost for new miners. We may have to obtain miners and other hardware from suppliers at higher prices than expected. In addition, we rely on a limited number of suppliers for their provision of hash calculations, miners and hosting facilities, and such suppliers could increase their pricings due to factors beyond our control. Higher cost will adversely affect our profit margin if it is unable to pass the additional cost to our customers.

Ability to improve customer acquisition and retention and compete effectively

Our success also depends on our ability to retain and develop opportunities with existing customers and attract new customers. Our relationship with our major customers is critical to our success, as sales to our largest customer, Chainup Technic Limited and its related parties, accounted for 30%, 17% and 15% of our total revenue, and sales to our top three customer accounted for 51%, 31% and 26% of our total revenue in 2021, 2022 and 2023, respectively. Our ability to maintain our existing customers and attract new customers is determined by a number of factors, including our pricing strategies, mining efficiencies, customer services and brand recognition. In addition, we compete with other companies that focus all or a portion of their operations on mining activities at scale for customers. We face significant competition in every aspect of our business, including, but not limited to, the acquisition of mining resources at reasonable costs, the ability to raise capital, access to energy sites with reliable sources of power, and technology capacity.

Regulatory environment

Our financial prospects and continued growth depend in part on our ability to continue to operate in a compliant manner with all rules and regulations. Our business is subject to the oversight of numerous regulatory agencies in Singapore, the United States, Canada and other jurisdictions where we currently develop or may develop business operations in the future. We are subject to significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoin and other digital assets in these jurisdictions. While Bitcoin and other digital assets have gradually gained more market acceptance in many countries, digital mining and blockchain transactions are anonymous and may be used for illegal transactions. Some jurisdictions have introduced restrictions over the uses of digital assets and the conversion between digital assets and fiat currencies or between digital assets. We plan to continue to invest in our finance, legal, compliance, and security functions in order to comply with applicable regulations and remain at the forefront of digital asset regulatory trends. As the industry matures, we may experience fluctuations in our results of operations as a result of changes in the law and regulations that are applicable to our business, which may limit our ability to and offer solutions and services to customers across jurisdictions.

Impact of COVID-19

In March 2020, the World Health Organization declared the global outbreak of COVID-19 as a pandemic. We continue to closely monitor the impact of COVID-19 on our business and operations. COVID-19 has had and continues to have an adverse impact on our business and operations, particularly as a result of preventive and precautionary measures that we, our business partners, customers, and governments are taking. In particular, we experienced delay in miner delivery from our suppliers and temporary disruption of hosting facilities due to mandatory quarantine measures in 2021 and 2022.

We are unable to predict the full impact that the COVID-19 pandemic, including variant strains of COVID-19, will have on our future results of operations, liquidity and financial condition due to numerous uncertainties, including government authorities in Singapore, the United States and Canada may re-implement quarantine measures in the future. However, COVID-19, including variant strains of COVID-19, is not expected to result in any significant changes in our financial condition going forward. We will continue to monitor the performance of our business and assess the impacts of COVID-19 and the emergence of new variant strains of COVID-19, including potential constraints on the supply of new miners and access to hosting facilities.

Selected Operating Metrics

We have experienced rapid growth in the previous three financial years ended December 31, 2023. We have referred to the following operating metrics in evaluating our business performance:

Miner fleet

We have continued upgrading and expanding the miner fleets retained. While we primarily relied on Antminer S17 series in early 2021, we began to replace those with more advanced Antminer S19j pro series starting from the second quarter of 2021, and then replace S19j pro series with S19 XP series starting from November 2022. As of December 31, 2023, all of the miners under our management were from Antminer S19 series, more than 88% of which were from the Antminer S19 XP series, one of the most advanced miner series on the market. Antminer S19 XP series can reach an energy efficiency of 21.5 J/T, which outperform Antminer S17 series with a general energy efficiency of 40 J/T or 50 J/T. As of December 31, 2023, we have mining capacity of 22.9 EH/s, among which 20.3 EH/s were from suppliers or leased miners, 2.1 EH/s were from our self-owned miners, and 0.5 EH/s were from customers hosted miners.

Cloud-mining plan duration and customer retention

We primarily offer cloud-mining plans with a duration of 90, 120 or 180 days to differentiate ourselves from our competitors. These plans accounted for approximately 70%, 83% and 60% of our total cloud-mining revenue in 2021, 2022 and 2023, respectively. In 2021, 2022 and 2023, our recurring revenue for our cloud-mining service, defined as revenue attributable to customers placing orders more than once in a year, was approximately US$73.4 million, US$96.6 million and US$174.0 million, respectively, accounting for 96.8%, 97.3% and 97.7% of our total cloud-mining revenue in the same periods, respectively. We had realized a net dollar retention rate of 140% for 2023 calculated by dividing the amount of recurring revenue in 2023 by the amount of revenue in 2022. The registered users of our cloud mining business increased from 188,460 as of December 31, 2022 to 304,270 as of December 31, 2023.

Key Components of Results of Operations

Revenues

We operate in a single segment that mainly includes: (i) providing cloud-mining services; (ii) providing mining machine hosting services; (iii) leasing of mining equipment; (iv) sourcing services for mining machine transactions; (v) selling of mining equipment; and (vi) Bitcoin self-mining. In 2023, we temporarily suspended our sales, leasing and sourcing services for mining equipment as part of the our strategic shift towards the development of our cloud-mining business.

In 2021, 2022 and 2023, our revenues were US$103.0 million, US$198.2 million and US$284.1 million, respectively. In 2021, we generated approximately 17% and 12% of our revenues from mainland China and Hong Kong, respectively. In 2022, we generated approximately 1% and 5% of our revenue from mainland China or Hong Kong for sales orders made within 2021 and continuously executed in 2022. In 2023, we did not generate revenues from mainland China and generated approximately 2% of our revenue from Hong Kong. We do not expect to generate revenues from mainland China in the near future. As we continue to expand our business globally, we do not expect the cessation of service offerings to customers in mainland China would have a material adverse impact on our business, financial condition and results of operations.

The following table sets forth the breakdown of our revenues by business line both in absolute amount and as a percentage of the total revenues in the periods indicated.

	Year ended December 31,
	2021		2022		2023
	US$ ’000%		US$ ’000%		US$ ’000%
Sale of cloud-mining solutions	75,856	73.6	99,391	50.1	178,044	62.7
Self-mining revenue	—	—	60,291	30.5	100,198	35.2
Selling of mining equipment	18,176	17.6	10,400	5.2	—	—
Leasing of mining equipment	7,291	7.1	1,336	0.7	—	—
Sourcing commission for mining equipment transactions	781	0.8	18,792	9.5	—	—
Hosting services and others	940	0.9	7,989	4.0	5,864	2.1
Total	103,044	100.0	198,199	100.0	284,106	100.0

●	Revenue from sale of cloud-mining solutions. Revenue from sale of cloud-mining solutions is generally based on standard service agreements with our customers, including institutional customers and individual digital asset enthusiasts. Customers are generally charged an upfront service fee upon their subscription of services. We will charge customers subsequent service fees during the period of subscription, which can be paid at more flexible intervals before they are incurred. To provide cloud-mining services, we deploy miners sourced from our suppliers or miners owned by ourselves and further render these miners operational and remotely accessible by procuring mining equipment hosting service and other necessary infrastructure services from the same or other suppliers. We then repackage the services of providing hash calculations using these miners, and integrate them with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, we create a one-stop mining capability that can be sold in the form of cloud-mining services. For details, see “Item 4. Information On the Company—B. Business Overview—Business Model—Cloud-mining services.”

●	Revenue from self-mining. Revenue from self-mining represents our mining rewards distributed by the pool operators in exchange for the hash calculations performed by us for the mining pool. Under the Full-Pay-Per-Share method, which we have selected as our mining pool payout method, the mining pool confirms the amount of our Bitcoins payout each day at midnight UTC in exchange for the hash calculations performed by us to the mining pool in the previous 24 hours. The Bitcoin payout is settled on the following day, on a daily basis. We are entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. As of the date of this Report, we have received corresponding Bitcoins for 99% of our revenues from self-mining operations we recognized by performing valid hash calculations. For details, see “Item 4. Information On the Company—B. Business Overview—Business Model—Self-mining operations.”

●	Revenue from selling of mining equipment. Revenue from sales of mining equipment represents our sales income of the mining equipment that we first purchase from our suppliers and then sell to our customers.

●	Revenue from leasing of mining equipment. Revenue from the leasing of mining equipment represents our lease income for the mining equipment that we first lease from our suppliers and then lease to our customers. We recognize the lease revenue over the lease term.

●	Revenue from sourcing commission for mining equipment transactions. We act as an agent for facilitating the sales and purchase of the mining equipment, for which we charge a sourcing commission as a percentage of the purchase price of the mining equipment or as the net amount of consideration that we retain after paying the suppliers the consideration received from the customer in exchange for the mining equipment.

●	Revenue from hosting services and others. Customers can entrust us to deploy the miners they own on the premises of hosting facility suppliers of us. Our customers retain the right to use the miners, and will pay us a set of service fees. We procure mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers, integrates these services with our own services such as performance monitoring and stability optimization into a combined hosting service, and sell the combined hosting service to our customers for service fees. Revenue from hosting services and others primarily consists of such service fees charged by us. For details, see “Item 4. Information On the Company—B. Business Overview—Miner hosting services.”

Cost of revenue

In 2021, 2022 and 2023, our cost of revenue was US$94.0 million, US$162.0 million and US$271.4 million, respectively. The following table sets forth the breakdown of our cost of revenue by business line both in absolute amount and as a percentage of total cost of revenue in the periods indicated.

	Year ended December 31,
	2021		2022		2023
	US$ ’000%		US$ ’000%		US$ ’000%
Sale of cloud-mining solutions	68,049	72.4	79,058	48.8	164,510	60.6
Self-mining revenue	—	—	59,278	36.6	101,381	37.4
Selling of mining equipment	17,032	18.1	10,142	6.3	—	—
Leasing of mining equipment	7,879	8.4	797	0.5	—	—
Sourcing commission for mining equipment transactions	433	0.5	4,910	3.0	—	—
Hosting services and others	622	0.6	7,782	4.8	5,502	2.0
Total	94,015	100.0	161,967	100.0	271,393	100.0

Gross profit

Our gross profit was US$9.0 million, US$36.2 million and US$12.7 million in 2021, 2022 and 2023, respectively. Our gross profit margin was 8.8%, 18.3% and 4.5% in the same periods, respectively. The following table sets forth a breakdown of our gross profit and gross profit margin by business line in the periods indicated.

	Year ended December 31,
	2021		2022		2023
	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)
Sale of cloud-mining solutions	7,807	10.3	20,333	20.5	13,534	7.6
Self-mining revenue	—	—	1,013	1.7	(1,183)	(1.2)
Selling of mining equipment	1,144	6.3	258	2.5	—	—
Leasing of mining equipment	(588)	(8.1)	539	40.3	—	—
Sourcing commission for mining equipment transactions	348	44.6	13,882	73.9	—	—
Hosting services and others	318	33.8	207	2.6	362	6.2
Total	9,029	8.8	36,232	18.3	12,713	4.5

Operating expenses/income

The following table sets forth our operating expenses/income, both in absolute amount and as a percentage of our total operating expenses/income, for the periods indicated.

	Year ended December 31,
	2021		2022		2023
	US$ ’000%		US$ ’000%		US$ ’000%
Sales and marketing expenses	1,607	50.3	1,952	6.0	1,863	(48.3)
General and administrative expenses	1,421	44.5	2,736	8.5	3,682	(95.4)
Research and development expenses	470	14.7	1,564	4.8	1,741	(45.1)
Loss on disposal of subsidiary	64	2.0	—	—	—	—
Realized fair value gain on digital asset borrowings	—	—	(4,206)	(13.0)	—	—
Credit loss provision for receivables	—	—	607	1.9	100	(2.6)
Impairment loss on assets held by FTX	—	—	9,827	30.4	—	—
Impairment loss on mining equipment	—	—	11,850	36.7	—	—
Impairment loss on digital assets	—	—	12,949	40.0	6,987	(181.1)
Realized gain on sales of digital assets	(369)	(11.5)	(4,948)	(15.3)	(18,231)	472.5
Total operating expense/(income)	3,193	100.0	32,331	100.0	(3,858)	100.0

Sales and marketing expenses

Our sales and marketing expenses were US$1.6 million, US$2.0 million and US$1.9 million in 2021, 2022 and 2023, respectively, primarily representing (1) referral fees incurred in our sales and promotional activities; (2) compensation to our sales and marketing staff and other personnel performing related functions; and (3) advertising and promotion fees to reach more customers.

General and administrative expenses

Our general and administrative expenses were US$1.4 million, US$2.7 million and US$3.7 million in 2021, 2022 and 2023, respectively, primarily representing (1) compensation to our administrative staff and management team, and other personnel performing related functions; and (2) professional service expenses representing audit fees, consulting fees and legal fees.

Research and development expenses

Our research and development expenses were US$0.5 million, US$1.6 million and US$1.7 million in 2021, 2022 and 2023, respectively, primarily representing compensation paid to our research and development staff, and other personnel performing related functions.

Realized fair value gain on digital asset borrowings

We entered into digital asset borrowing agreements with a third party to borrow 300 Bitcoins in total at an annual interest rate of 1% in February and March 2022, which were primarily used to supplement our working capital. The borrowings were due in June 2022. We fully repaid the Bitcoins in June 2022, and recognized a fair value gain on digital asset borrowings of US$4.2 million in 2022 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed. We did not record realized fair value gain or loss on digital asset borrowings in 2023.

Credit loss provision for receivables

Our accounts receivables balance consists of amounts due from our cloud-mining rewards and mining equipment sales income. We make provision for potentially uncollectable accounts under the current expected credit loss (“ECL”) impairment model. The ECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions, such as the age of the balance, collection history, and current economic trends.

Impairment loss on assets held by FTX

In November 2022, it was reported that the FTX cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States. As of the time of such bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoin (with an equivalent value of US$7.7 million after re-measurement using the carrying value of Bitcoin as of December 31, 2022) in our account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, we have reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances. We did not further record or reverse impairment loss on assets held by FTX in 2023.

Impairment loss on mining equipment

We recognize impairment of mining equipment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. During 2022, our operating performance was adversely affected by the challenging business climate, which included a decrease in the price of Bitcoin and a resulting decrease in the market price of miners. Furthermore, both primary and secondary market prices for ASIC miners of the type used by us in our business operations experienced significant declines from previous levels. Based on the impairment assessment, a testing indicated that the estimated fair value of the mining equipment was less than our net carrying value as of December 31, 2022 and an impairment charge of US$11.9 million was recognized, decreasing the net carrying value of our mining equipment to their estimated fair value. We did not record impairment loss on mining equipment in 2023.

Impairment loss on digital assets

We recognize impairment loss on digital assets in relation to Bitcoins held for our own account once an identical digital asset is bought and sold in the principal market at a price below its carrying value. We recorded impairment loss on digital assets of US$12.9 million and US$7.0 million in 2022 and 2023, respectively whenever the fair value of the digital asset dropped against its carrying value, while we did not record impairment loss on digital assets in 2021 due to low balance of Bitcoin during 2021.

Realized gain on sales of digital assets

We recognized realized gain on sale/exchange of digital assets of US$0.4 million, US$4.9 million and US$18.2 million in 2021, 2022 and 2023, respectively. The realized gain on sales of digital assets was primarily derived from our operating activities.

The realized gain for 2021 was primarily related to our cloud-mining operations. When customers make payments by digital assets, such as Bitcoin and Ethereum, we convert those digital assets to USDT on third-party cryptocurrency exchanges. The fluctuation in the price of digital assets at the time of receipts and conversion is recorded as gain or loss accordingly.

The realized gain for 2022 and 2023 was primarily attributable to our self-mining operations starting from February 2022, as we may, from time to time, dispose our Bitcoins from self-mining operations according to our working capital demand or the management’s judgement on the short-term trends of market price of Bitcoin. The significant increase in our realized gain for 2023 was primarily due to a 50% year-over-year increase in the amount of Bitcoins sold in 2023 and an increase in the difference between the selling price and the carrying value of Bitcoin sold in 2023 driven by the increase in Bitcoin price during the second half of 2023 when the sales were made.

Taxation

We recorded income tax expenses of US$1.0 million in 2021, income tax credit of US$665,929 in 2022 and income tax expenses of US$2.2 million in 2023.

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

Singapore

Our headquarters is located in Singapore and one of our subsidiaries, Ethereal Singapore is incorporated in Singapore. Ethereal Singapore is subject to Singapore profits tax rate of 17% for the year ended December 31, 2021, 2022 and 2023. Under the Income Tax Act (Cap. 134 of Singapore) (“ITA”), the prevailing corporate income tax rate is 17%, and a company’s statutory income (for the purposes of determining assessable and chargeable income) is based on the full amount of its income for the year preceding the year of assessment (“YA”).

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

Results of Operations

The following table presents a condensed statement of operations for the periods indicated.

	Year ended December 31,
	2021	2022	2023
	US$ ’000	US$ ’000	US$ ’000
Total revenues	103,044	198,199	284,106
Cost of revenues incurred to a related party	(7,008)	(83,878)	(166,541)
Cost of revenues incurred to third parties	(87,007)	(59,955)	(80,397)
Cost of revenues – depreciation and amortization	—	(18,134)	(24,455)
Total costs of revenues	(94,015)	(161,967)	(271,393)
Gross profit	9,029	36,232	12,713
Sales and marketing expenses	(1,607)	(1,952)	(1,863)
General and administrative expenses	(1,421)	(2,736)	(3,682)
Research and development expenses	(470)	(1,564)	(1,741)
Credit loss provision for receivables	—	(607)	(100)
Impairment loss on assets held by FTX	—	(9,827)	—
Impairment loss on digital assets	—	(12,949)	(6,987)
Impairment loss on mining equipment	—	(11,850)	—
Loss on disposal of subsidiary	(64)	—	—
Realized gain on sales of digital assets	369	4,948	18,231
Realized fair value gain on digital asset borrowings	—	4,206	—
Total operating expenses, net	(3,193)	(32,331)	3,858
Operating profit	5,836	3,901	16,571
Interest expense	—	(2,517)	(5,536)
Interest income	135	343	1,055
Other income/(expense), net	(1)	50	587
Income/(Loss) before income taxes expenses	5,970	1,777	12,677
Income tax expense/(benefit)	1,044	(666)	2,183
Net income and total comprehensive income	4,926	2,443	10,494

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues increased significantly from US$198.2 million in 2022 to US$284.1 million in 2023, representing an increase of 43.3%, primarily due to an increase in revenue from cloud-mining solutions and self-mining operations which was partially offset by the suspension of sales and leasing of mining equipment and sourcing services for mining equipment sales operations as part of the Company’s strategic shift towards the development of its cloud-mining business in 2023.

Revenue from cloud-mining solutions increased significantly from US$99.4 million in 2022 to US$178.0 million in 2023, representing an increase of 79.1%, primarily due to increases in repeat purchases of cloud-mining services from existing customers and new customers, and increase in average selling price. Revenue from existing customers was US$138.9 million and new customers was US$39.1 million in 2023, accounting for 78.0% and 22.0% of revenue from cloud-mining solutions, respectively. In 2022, revenue from existing customers was US$66.0 million and new customers was US$33.4 million, accounting for 66.4% and 33.6% of revenue from cloud-mining solutions, respectively.

Revenue from self-mining operations increased from US$60.3 million in 2022 to US$100.2 million in 2023, representing an increase of 66.2%, primarily due to an 88.4% year-over-year increase in the average hash rate used for self-mining operations and a 9.5% year-over-year increase in the annual average price of Bitcoin produced, which was partially offset by an increase in blockchain difficulty for Bitcoin mining resulting in a decrease in Bitcoin output per tera-hash. Bitcoin production from self-mining operations increased 26.6% to 3,577 Bitcoins in 2023, from 2,825 Bitcoins in 2022. Blockchain difficulty is a technical term in Bitcoin mining, which affects the unit mining output per tera hash. The higher of blockchain difficulty, the less Bitcoin will be produced by each hash rate unit.

Revenue from miner hosting services and others decreased from US$8.0 million in 2022 to US$5.9 million in 2023, representing a decrease of 26.3%, primarily due to the temporary suspension of hosted miners by customers seeking to limit mining losses during periods when Bitcoin prices were low.

We did not generate revenue from its sourcing services for mining equipment, leasing services or sales of mining equipment in 2023, as part of our strategic shift towards the development of its cloud-mining business. We generated US$18.8 million, US$1.3 million and US$10.4 million from its sourcing services for mining equipment, leasing services and sales of mining equipment in 2022, respectively.

Cost of revenues

Our cost of revenues increased significantly from US$162.0 million in 2022 to US$271.4 million in 2023, representing an increase of 67.5%, primarily due to costs associated with the expansion of its cloud-mining solutions and self-mining operations which was partially offset by a decrease in costs associated with hosting services and sourcing, leasing and sales of mining equipment.

Cost of revenues from cloud-mining solutions increased significantly from US$79.1 million in 2022 to US$164.5 million in 2023, representing an increase of 108%, primarily due to associated costs with the expansion of our cloud-mining business.

Cost of revenues from self-mining operations increased from US$59.3 million in 2022 to US$101.4 million in 2023, representing an increase of 71.0%, primarily due to associated costs with the expansion of our self-mining business.

Cost of revenues from miner hosting services and others increased significantly from US$7.8 million in 2022 to US$5.5 million in 2023, representing a decrease of 29.5%, primarily due to the temporary suspension of hosted miners by customers seeking to limit mining losses during periods when Bitcoin prices were low.

Cost of revenues from sales of mining equipment, leasing of mining equipment and sourcing services for mining equipment sales were nil in 2023, compared with US$10.1 million, US$0.8 million and US$4.9 million in 2022, respectively, as we temporarily suspended these services as part of our strategic shift towards the development of its cloud-mining business.

Gross profit

Our gross profit decreased from US$36.2 million in 2022 to US$12.7 million in 2023, and the gross profit margin decreased from 18.3% in 2022 to 4.5% in 2023, primarily due to the decrease in the gross profit margin of cloud-mining solutions and the suspension of high margin business, including sourcing services for mining equipment sales.

The gross profit margin of cloud-mining solutions decreased from 20.5% in 2022 to 7.6% in 2023, primarily due to our competitive pricing strategies to increase the revenue and market shares of our cloud mining business. The gross profit margin of our cloud-mining solutions primarily depends on our sales price, the degree of market competition, lease cost of mining equipment, price of electricity fee, and the agreed service period of orders and timing of orders.

Sales and marketing expenses

Our sales and marketing expenses decreased from US$2.0 million in 2022 to US$1.9 million in 2023. The decrease was primarily driven by an increase in market demand which partially reduced the need for advertising and promotional campaigns.

General and administrative expenses

Our general and administrative expenses increased from US$2.7 million in 2022 to US$3.7 million in 2023, representing an increase of 37.0%, primarily due to a US$0.5 million increase in payroll costs associated with the recruiting of additional talent and a US$0.3 million increase in consulting expenses associated with the Company’s business development.

Research and development expenses

Our research and development expenses increased significantly from US$1.6 million in 2022 to US$1.7 million in 2023, primarily due to an increase in payroll costs of technical and development employees.

Impairment loss on assets held by FTX

There was no impairment loss on assets held by FTX in 2023. As of the time of FTX’s bankruptcy filing in November 2022, we deposited US$2.1 million and 480 units of Bitcoin in our account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, we reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances, and recognized impairment loss on assets held by FTX of US$9.8 million in 2022.

Impairment loss on digital assets

Impairment loss on digital assets in 2023 was US$7.0 million, representing a decrease of 45.7% from US$12.9 million in 2022, primarily due to the increase in Bitcoin price in 2023. We did not implement the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets, for 2022 and 2023. We calculated impairment on digital assets whenever the carrying value of our digital assets exceeds the fair value of the digital assets on a daily basis.

Impairment loss on mining equipment

In 2022, our operating performance was adversely affected by the challenging business climate, which included a decrease in the price of Bitcoin and a resulting decrease in the market price of miners. Furthermore, both primary and secondary market prices for ASIC miners of the type used by us in our business operations experienced significant declines from previous levels. As a result, we recognized an impairment loss on mining equipment of US$11.9 million in 2022, and no such impairment loss was recognized in 2023.

Realized fair value gain on digital asset borrowings

We recorded US$4.2 million realized gain for the fair value changes of digital asset borrowings for 2022 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed. We did not record similar gain or losses for 2023, as we did not have such digital asset borrowings during that period.

Realized gain on sales of digital assets

Realized gain on sales of digital assets increased significantly from US$4.9 million in 2022 to US$18.2 million in 2023, primarily due to a 50% year-over-year increase in the amount of BTC sold in 2023 and an increase in the difference between the selling price and the carrying value of Bitcoin sold in 2023 driven by the increase in Bitcoin price during the second half of 2023 when the sales were made.

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenues

Our revenues increased significantly from US$103.0 million in 2021 to US$198.2 million in 2022, primarily due to the significant increase in the revenue from cloud-mining and self-mining operations.

Revenue from cloud-mining solutions increased significantly from US$75.9 million in 2021 to US$99.4 million in 2022, primarily due to the business expansion of our cloud-mining solutions, including the increase in customers and the number of miners under management. In 2021, revenue from existing customers and new customers of cloud-mining solutions was US$5.4 million and US$70.5 million, respectively, representing 7% and 93% of our total revenues, respectively. In 2022, revenue from existing customers and new customers of cloud-mining solutions was US$66.2 million and US$33.2 million, respectively, representing 67% and 33% of our total revenues, respectively.

Revenue from self-mining operations increased from nil in 2021 to US$60.3 million in 2022, as we started to engage in self-mining operations from February 2022, and there were no such self-mining operations in 2021. In 2022, we obtained 2,825 Bitcoins from mining pool operators in connection with our self-mining operations, as consideration for our hash calculations contributed to the mining pools in 2022. Such contributed hash calculations were generated from our self-owned miners and leased miners from our suppliers.

Revenue from sales of mining equipment decreased from US$18.2 million in 2021 to US$10.4 million in 2022, as because we strategically reduced our sales of mining equipment as a result of declining price of Bitcoins in 2022, which caused a decrease in the market price of miners.

Revenue from leasing of mining equipment decreased from US$7.3 million in 2021 to US$1.3 million in 2022, primarily due to the adjustment of business focus from leasing service to cloud-mining solutions and hosting services.

Revenue from sourcing services for mining equipment sales increased from US$0.8 million in 2021 to US$18.8 million in 2022, as we recognized commission of sourcing services at the time of equipment delivery, and we delivered more miners to customers in 2022 as compared to 2021.

Revenue from miner hosting services and others increased significantly from US$0.9 million in 2021 to US$8.0 million in 2022, as we started to provide miner hosting services from July 2021 and expanded our hosting services in 2022.

Cost of revenues

Our cost of revenues increased significantly from US$94.0 million in 2021 to US$162.0 million in 2022, primarily due to the significant increase in cost of revenues attributable to cloud-mining services and self-mining operations.

Cost of revenues from cloud-mining solutions increased significantly from US$68.0 million in 2021 to US$79.1 million in 2022, primarily due to the expansion of our cloud-mining operations and the associated costs in 2022, including an increase of US$28.8 million in hosting and electricity fees, partially offset by a decrease of US$17.8 million in miner rental expenses due to the declines of Bitcoin price in 2022.

Cost of revenues from self-mining operations increased from nil in 2021 to US$59.3 million in 2022, as we did not have any self-mining operations in 2021. The cost of revenues from self-mining operations mainly consists of depreciation of miners, rental cost of miners and electricity fees.

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

Cost of revenues from sourcing services for mining equipment sales increased from US$0.4 million in 2021 to US$4.9 million in 2022, because more miners were delivered in 2022, and we recognized revenue and the associated cost of revenues for sourcing services at the time of delivery.

Cost of revenues from miner hosting services and others increased significantly from US$0.6 million in 2021 to US$7.8 million in 2022, which was in line with the revenue growth in our hosting services in 2022.

Gross profit

Our gross profit increased significantly from US$9.0 million in 2021 to US$36.2 million in 2022 due to our business expansion. Our gross profit margin increased from 8.8% in 2021 to 18.3% in 2022, due to the increase in gross profit margin of cloud-mining solutions and the increase in the revenue proportion of the sourcing services for mining equipment transaction business, which had higher gross profit margin in 2022. The gross profit margin of cloud-mining solutions increased from 10.3% in 2021 to 20.5% in 2022, primarily due to the decrease in the monthly purchase price of hash calculations in 2022 in line with the decline of Bitcoin price, while the revenue recognized was in part associated with sales orders submitted in late 2021 or early 2022, when the Bitcoin price was relatively higher. The gross profit margin of our cloud-mining solutions primarily depends on our sales price, the degree of market competition, lease cost of mining equipment, price of electricity fee, and the agreed service period of orders and timing of orders. As the sales price of cloud-mining solutions depends in part on the Bitcoin price at the time of order submission, and the monthly lease cost of mining equipment depends in part on the Bitcoin price, the gross profit margin of our cloud-mining solutions may fluctuate with the Bitcoin price over time. Should the Bitcoin price decline from the time of order submission and we lease miners after order submission, we expect our gross profit margin of cloud-mining solutions to be generally higher in the corresponding periods (and vice versa). In addition, we achieved a higher profit margin of 74% for our sourcing services, and the percentage of revenue contributed by our sourcing services increased from 0.8% in 2021 to 9.5% in 2022, which as a whole had a positive impact on our gross margin.

Sales and marketing expenses

Our sales and marketing expenses increased from US$1.6 million in 2021 to US$2.0 million in 2022, which was in line with our business growth, and primarily due to the increase in compensation to our sales and marketing staff and other personnel performing related functions of US$0.4 million, as we increased our sales and marketing efforts in 2022.

General and administrative expenses

Our general and administrative expenses increased significantly from US$1.4 million in 2021 to US$2.7 million in 2022, primarily due to the increases in (1) compensation to our administrative staff and management team, and other personnel performing related functions of US$0.5 million, (2) professional services expenses of US$0.5 million, as we incurred consulting fees and legal fees related to the preparation of the Business Combination, and (3) other miscellaneous expenses of US$0.3 million.

Research and development expenses

Our research and development expenses increased significantly from US$469,931 in 2021 to US$1.6 million in 2022, primarily due to the increases in compensation to our research and development staff, and other personnel performing related functions of US$1 million.

Impairment loss on assets held by FTX

As of the time of FTX’s bankruptcy filing in November 2022, we deposited US$2.1 million and 480 units of Bitcoin in our account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, we reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances, and recognized impairment loss on assets held by FTX of US$9.8 million in 2022.

Impairment loss on digital assets

Impairment loss on digital assets in 2021 is nil, as our digital assets in 2021 were primarily related to the service fees from our cloud-mining customers, which were automatically converted into USDT every 10 minutes after receipt and the difference between their carrying value and fair value was therefore insignificant. Impairment loss on digital assets increased to US$12.9 million in 2022, as we began our self-mining operations from February 2022, under which we held the Bitcoins obtained from self-mining operations in our accounts, and recognized impairment loss for 2022 when the price of Bitcoin dropped significantly against its carrying value.

Impairment loss on mining equipment

In 2022, our operating performance was adversely affected by the challenging business climate, which included a decrease in the price of Bitcoin and a resulting decrease in the market price of miners. Furthermore, both primary and secondary market prices for ASIC miners of the type used by us in our business operations experienced significant declines from previous levels. As a result, we recognized an impairment loss on mining equipment of US$11.9 million in 2022, and no such impairment loss was recognized in 2021.

Realized fair value gain on digital asset borrowings

We recorded US$4.2 million realized gain for the fair value changes of digital asset borrowings for 2022 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed. We did not record similar gain or losses for 2021, as we did not have such digital asset borrowings during that period.

Realized gain on sale/exchange of digital assets

Realized gain on sale/exchange of digital assets increased significantly from US$369,200 in 2021 to US$4.9 million in 2022, primarily because we began our self-mining operations from February 2022 and converted the Bitcoins derived thereof into U.S. Dollars, under which we recognized gains from sales when the carrying value of the Bitcoins was lower than the conversion price.

B.	Liquidity and Capital Resources

To date, we have financed our operations primarily through cash generated from operations and equity and debt financing. We continue to have access to several sources of liquidity to supplement cash flow from operations, including private debt and equity capital markets, secured borrowing, equipment financing and digital asset-based financing. In the near term, we expect to continue to ramp up investing activities as it expands our miner fleets, integrates the upstream mining facility resources and scales up our operations. Proceed from the Business Combination is expected to fortify our balance sheet. After giving effect to the Business Combination and the PIPE transactions, the Company had a balance of cash and cash equivalents on an unaudited pro forma combined basis of approximately US$93.8 million as of December 31, 2023.

As of December 31, 2023, we held cash and cash equivalents of US$32.0 million, 50% of which were held at commercial banks in Singapore, and 47% of which were held at commercial banks in the United Arab Emirates and 3% of which were held at commercial banks in the United States. We are not aware of any regulatory restrictions under the laws of Singapore and the United Arab Emirates that would limit our ability to transfer cash to our overseas operating entities.

On February 29, 2024, we closed the Business Combination. In connection with the Business Combination, holders of 2,287,657 shares of Arisz Common Stock exercised their right to redeem their shares for cash at a redemption price of approximately $11.14 per share, for an aggregate redemption amount of approximately US$25.4 million, representing approximately 96.0% of the total outstanding shares of Arisz Common Stock then held by public stockholders. Given a significant number of Arisz public stockholders elected to redeem the Arisz Common Stock in connection with the Business Combination, the gross proceeds to us from the Business Combination accordingly reduced to approximately US$1.0 million, and we raised US$74 million in PIPE, which amounted to US$75 million in gross proceeds.

We believe that our existing cash and cash equivalents, anticipated cash flows from operating and financing activities and cash inflow from the Business Combination will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months from the completion of the Business Combination. We may, however, require additional cash resources due to changing business conditions or other future developments, including purchase of new miners. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts it needs or on terms acceptable to it, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—Our business is capital intensive, and failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations, which could have a material adverse effect on our business, financial condition and results of operations.”

Cash Flows Summary

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2021	2022	2023
	US$ ’000	US$ ’000	US$ ’000
Net cash provided by/(used in) operating activities	15,927	(7,444)	(195,970)
Net cash (used in)/provided by investing activities	(2,615)	56,674	176,897
Net cash used in financing activities	—	(2,111)	(9,353)
Net change in cash and cash equivalents	13,312	47,119	(28,426)
Cash and cash equivalents at beginning of year	—	13,312	60,431
Cash and cash equivalents at end of year	13,312	60,431	32,005

Supplemental non-cash operating activities
Net digital assets provided by operating activities	444	86,109	212,931
Supplemental non-cash investing activities
Net digital assets provided by/(used) in investing activities	2,196	(82,025)	(176,963)
Supplemental non-cash financing activities
Purchases of equipment included in long-term payable	—	109,435	—

Operating activities

Our net cash used in operating activities was US$196.0 million in 2023, primarily due to our net income of US$10.5 million, as adjusted by certain non-cash items, including (1) net income received or to be received by digital assets of US$183.1 million and realized gain on sales of digital assets of US$18.2 million; (2) changes in operating assets and liabilities that negatively affected our cash flows, primarily consisted of a decrease in amount due to a related party of US$36.9 million, and partially offset by non-cash items including depreciation of mining equipment of US$24.5 million and impairment loss on digital assets of 7.0 million.

Our net cash used in operating activities was US$7.4 million in 2022, primarily due to our net income of US$2.4 million, as adjusted by certain non-cash items, including (1) net income received or to be received by digital assets of US$101.0 million, realized fair value gain on digital asset borrowings of US$4.2 million, and realized gain on sales of digital assets of US$4.9 million; (2) impairment loss on assets held by FTX of US$9.8 million, impairment loss on mining equipment of US$11.8 million, impairment loss on digital assets of US$12.9 million and depreciation of mining equipment of US$18.1 million; and (3) changes in operating assets and liabilities that positively affected our cash flows, primarily consisted of an increase in amount due to a related party of US$132.8 million and tax payables of US$4.1 million, partially offset by a decrease in customer deposit liabilities of US$75.3 million and contract liabilities of US$8.1 million.

Our net cash generated from operating activities was US$15.9 million in 2021, primarily due to our net income of US$4.9 million, as adjusted by certain non-cash items, including net income received or to be received by digital assets of US$3.4 million, and changes in operating assets and liabilities that positively affected our operating cash flows, primarily consisted of an increase in contract liabilities of US$10.9 million and advance from customers of US$75.3 million; and partially offset by certain changes in operating assets and liabilities that negatively affected our operating cash flows, primarily due to a decrease in amount due from a related party of US$75.3 million.

Investing activities

Our net cash generated from investing activities was US$176.9 million in 2023, primarily due to net proceeds from sales of digital assets of US$222.4 million representing the exchange from USDT and BTC to U.S. Dollars, and partially offset by purchase of digital assets of US$45.4 million, representing our purchases of USDT and BTC.

Our net cash generated from investing activities was US$56.7 million in 2022, primarily due to net proceeds from sales of digital assets of US$71.4 million representing the exchange from USDT and BTC to U.S. Dollars, partially offset by (1) the purchase of digital assets of US$10.8 million in connection with exchange from U.S. Dollars to USDT, and (2) the purchase of equipment of US$3.9 million.

Our net cash used in investing activities was US$2.6 million in 2021, primarily consisted of the purchase of digital assets of US$15.7 million, partially offset by proceeds from sales of digital assets of US$13.1 million.

Financing activities

Our net cash used in financing activities was US$9.4 million in 2023, primarily due to repayment of long-term payables of US$7.0 million and payment of deferred offering costs of US$2.4 million.

Our net cash used in financing activities was US$2.1 million in 2022, primarily due to subscription proceeds from issuance of ordinary shares of US$1.6 million, partially offset by payment for deferred offering costs of US$1.7 million and purchasing treasury shares of US$2.0 million.

Capital Expenditure

Our capital expenditures are incurred primarily in connection with purchase of equipment. our capital expenditures in cash were US$54,196, US$3.9 million and US$66,736 in 2021, 2022 and 2023, respectively.

In 2022, we purchased miners from Burdy Technology Limited and its affiliate in installments. The purchase price is dominated in U.S. Dollars and we can elect to pay in USDT. In 2022, we paid 20% of the total purchase price, part of which was paid in USDT, amounting to US$21.5 million and was presented in the non-cash investing activities of the consolidated cash flows; and part of which was paid in U.S. Dollars, amounting to US$3.9 million and was presented in the investing activities of the consolidated cash flows. The unpaid balance was included in the non-cash financing activities of the consolidated cash flows in 2022. We expect to fund our future capital expenditures with our existing cash balance, equity and debt financing, and proceed from the Business Combination, as well as digital assets where feasible.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our securities and classified as shareholders’ equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engage in leasing, hedging or research and development services with us.

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Recent Accounting Pronouncements

For a discussion of new accounting standards relevant to our business, refer to Note 2 to our consolidated financial statements included in this Report.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023, that are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepared the consolidated financial statements in accordance with U.S. GAAP. When reviewing our financial statements, you should consider our selection of critical accounting policies, judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes of such policies, judgments and uncertainties. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following descriptions of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included in this Report.

Revenue recognition

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:

(i)	provides all of the benefits received and consumed simultaneously by the customer; or

(ii)	creates and enhances an asset that the customer controls as our performs; or

(iii)	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date. If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

If a customer pays consideration, before we transfer a good or service to the customer, we present the contract liability when the payment is made. A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration from the customer.

Cloud-mining solutions

We sell to customer one-stop cloud-mining services so that the customer can earn mining rewards in the form of digital assets by using the cloud-mining services purchased from us. The cloud-mining service that we promise to provide to a customer is to provide specified amount of hash calculations (“Purchased Hashrate”) during the agreed service period to a customer by connecting Purchased Hashrate to the customer’s account with the designated mining pool and ensuring the Purchased Hashrate is running stably and continuously for an agreed service period. Service period is measured in a minimum time interval of one second. If in any particular second, the amount of hash calculations performed falls under required quality standard, that second will not be counted towards the service period. The management has determined that there is a single performance obligation, such that each promise is not distinct and instead is required to be combined into a single performance obligation.

Initially, we deploy miners sourced from our suppliers or miners owned by ourselves, and further render these miners operational and remotely accessible by procuring mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. We then repackage the services of providing hash calculations using these miners and integrates them with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, we create a one-stop mining capability that can be sold in the form of cloud-mining services. We then sell cloud-mining services to our customers by transferring the control of the sub-divided mining capacities. We account for the sale of cloud-mining services using the gross method as we act as a principal who procure the right to utilize mining equipment from suppliers to provide hash calculations, integrate the hash calculation services with other critical services provided by ourselves and other suppliers to form a combined service that is the cloud-mining service, and transfer control of the Purchased Hashrate to our customers. When we deliver the Purchased Hashrate by providing the hash calculations to the mining pool designated by the customer, the control of such Purchased hash rate has been transferred to the customer. In accordance with the mining service agreement between us and our customers, we are not responsible for the output of the mining pool or the act of mining pool operator. In addition, we do not have any explicit or implicit repurchase agreement with customers.

We transfer control of cloud-mining service over time, because the customer simultaneously receives and consumes the benefits provided by our performance as it performs. Therefore, we satisfy our sole performance obligation over time and recognizes revenue over time by measuring the progress toward complete satisfaction of such performance obligation. Our system records the amount of executed hash calculations and our service time period for each order during each month, and the completion progress of each order’s performance obligation can be calculated according to the proportion of the actual service time period to the whole agreed service period.

Hosting services

We provide hosting services to customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miner”). When the Miners are hosted, the customers retain the right to ownership of the Miners and are entitled to all the rights and benefits generated by the Miners. The customer entrusts us to deploy, operate and manage the customer’s Miners. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure our progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

By providing the above services, we charge a hosting service fee on a consumption basis equal to “power consumption * unit service price”. We typically receive payment upfront for such services and record them to contract liabilities as deferred revenue, or we deduct service fee daily from the customer’s digital asset deposit in accordance with the hosting agreement.

In addition, when the value of the cumulated net miner outputs received by the customer during the hosting contract period is greater than the cost of the underlying miners, we will charge the customer an output sharing fee as an additional hosting service fee which is a percentage of the additional net miner outputs. The percentage of the additional net miner outputs varies depending on different customers. Considering the value of future mining output of the hosted miners cannot be reasonably estimated due to the uncertainty of future mining difficulty and future price of Bitcoins, which are not under our control, it cannot be estimated when the cost of the customer’s miner is recovered and how much output sharing fees we can obtain. Therefore, no output sharing fees will be recognized as revenue in the profit or loss until it is not highly probable to be reversed. During 2021, 2022 and 2023, we didn’t share in the payout earned by our customers from hosting services.

Our performance obligation related to the hosting service is satisfied over time. We recognize revenue for hosting services that are performed on a consumption basis.

Leasing of mining equipment

We lease mining equipment to customers with fixed monthly lease payments for an initial short-term period and usually less than six months. Without meeting any criteria of sales-type lease or direct financing lease, the leasing arrangement of us, which act as a lessor, is classified as an operating lease under ASC 842, Leases. Management determines that there is a single performance obligation when we lease mining equipment to customers. Revenue is recognized over time as services are rendered to the customers. Customers typically make payment upfront, and those funds are recorded as unearned revenue within contract liabilities and recognized straight line to revenue over the contract lease term.

Sale of mining equipment

We also sell mining equipment to customers. Before we receive an order from customers, it has entered into purchase agreements with the suppliers and placed purchase orders with the suppliers. The mining equipment is usually delivered to us one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to us. We have neither an explicit nor implicit repurchase right or obligation for the mining equipment sold. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and will be kept in the inventory. Since there is no guarantee of any sales orders, we take inventory risk before equipment is sold to customers. We don’t have an explicit or implicit obligation to repurchase the mining equipment. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue is recognized at a point of time when the control of mining equipment is transferred from us to customers, evidenced by documentation of delivery and customer acceptance. We may receive payments prior to delivery of the mining equipment and records funds received as deferred revenue under contract liabilities, or we may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery.

Sourcing commission for mining equipment

We act as an agent between our customers and mining equipment suppliers to facilitate our customers’ purchase of mining equipment from suppliers. We match the demand of our customers with the products of a viable supplier, and help customers to negotiate procurement price, payment, and other contractual terms, and coordinate the logistics for delivery of the mining equipment to customers. The mining equipment is directly delivered from the supplier’s factory to customers. We have no control over the mining equipment prior to delivery to customers and has no risk and obligation toward those mining equipment. We merely recognize commission revenue based on the net revenue amount in this kind of transaction upon the delivery of mining equipment to customers. Payments are typically received in advance, among which the purchased value of mining equipment are accounted for as customer deposit liabilities, and the prepaid sales commissions are accounted for as contract liability until delivery, at which point the balance of customer deposit liabilities are offset with the prepayment to the supplier and the prepaid sales commission is recognized to revenue.

Cryptocurrency self-mining revenue

We have entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, we have concluded that the duration of the contract is less than 24 hours and that the contract continuously renews throughout the day. We have determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay us any amount due related to previously satisfied performance obligations.

Our enforceable right to compensation only begins once we commence performing hash calculations for the mining pool operators. We are entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. Providing a service to perform hash calculations for the pool operators is the only performance obligation in our arrangements with mining pool operators and is an output of our ordinary activities.

We are entitled to a non-cash consideration at an amount that approximates the total Bitcoins that could have been mined using the hash calculations performed by us according to the pool operator’s specification over the 24-hour period ended 23:59:59 UTC, based upon the then current blockchain difficulty. The Bitcoin payout is settled on the following day, on a daily basis. The payout method used by the mining pools in which BitFuFu participated is the Full-Pay-Per-Share (“FPPS”) method. Our total compensation is calculated using the following formula: the sum of our share of (1) block rewards and (2) transaction fees, less (3) mining pool operating fees.

(1)	Block rewards represent our share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors each determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by us is calculated by dividing (a) the total amount of hash calculations we provide to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. We are entitled to our relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees represent our share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to us is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) our block rewards earned as calculated in (1) above.

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation we receive and are only incurred to the extent that we have generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

The non-cash consideration in exchange for our performing hash calculations, including block rewards and transaction fees, is variable because it depends in parts on the amount of hash calculations We perform in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. We are able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, we are not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

For each contract, we measure the non-cash consideration using the average of daily quoted US$ spot rate of Bitcoin on the date of contract inception. For each contract, we recognize the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

Digital assets

Digital assets are accounted for as indefinite lived intangible assets. They are presented as current assets within the consolidated balance sheets due to the Company’s ability to sell digital assets in a highly liquid marketplace and the intent to sell digital assets to support operations when needed. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized at the fair value of the digital asset received. We recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets, or for cash consideration using a first-in first-out method of accounting. Purchase of digital assets using fiat currency or sales of digital assets to obtain fiat currency is presented as investing activity in our consolidated cash flow.

An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and we recognized an impairment loss in an amount equal to that excess. We monitor and evaluate the quality and relevance of the available information, such as pricing information from the asset’s principal (or most advantageous) market or from other digital asset exchanges or markets, to determine whether such information is indicative of a potential impairment. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use adjusted EBITDA as an additional non-GAAP financial measure. We define adjusted EBITDA as (1) GAAP net profit/loss, plus (2) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization; and (3) adjustments for non-recurring items, if any. We present this non-GAAP financial measure because our management uses it to evaluate our performance. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

This non-GAAP financial measure adjusts for the impact of items that we do not consider indicative of the operational performance of our business and should not be considered in isolation or construed as an alternative to net profit/loss or any other measure of performance or as an indicator of our future performance. Investors are encouraged to compare this historical non-GAAP financial measure with the most directly comparable U.S. GAAP measures. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

The following table sets forth a reconciliation of our adjusted EBITDA to net profit/loss for the periods indicated.

	Year ended December 31,
	2021	2022	2023
	US$ ’000	US$ ’000	US$ ’000
Net profit	4,926	2,443	10,494
Add: Interest expenses/(income), net	(135)	2,174	4,481
Add: Income tax expense/(benefit)	1,044	(666)	2,183
Add: Depreciation	3	18,156	24,501
Add: Impairment loss on mining equipment	—	11,850	—
Add: Impairment loss on assets held by FTX	—	9,827	—
Minus: Realized fair value gain on digital asset borrowings	—	(4,206)	—
Adjusted EBITDA	5,838	39,578	41,659

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

Mr. Leo Lu became our chief executive officer and chairman of the board following the Closing. Mr. Lu is the founder of Finfront and has served as its executive officer since its inception. Prior to joining Finfront, Mr. Lu was a business director of Bitmain from July 2018 to November 2019, where he was responsible for co-founding Bitmain’s cloud-mining department, designing cloud-mining pricing model, and developing digital asset-related products. From November 2015 to July 2018, Mr. Lu was the general manager of information service department of the China Financial Assets Exchange (CFAE.cn). Mr. Lu received dual bachelor’s degrees of computer science and technology and literature from University of Electronic Science and Technology of China.

Ms. Calla Zhao became our financial controller following the Closing. Ms. Zhao has served as the financial controller of Finfront since September 2021. Prior to joining Finfront, Ms. Zhao served as the financial controller and head of finance at GGG Limited, an investment division of a conglomerate, from 2017 to 2021. She worked as an auditor at KPMG Huazhen LLP from 2005 to 2011. Ms. Zhao graduated from Peking University with a bachelor’s degree in accounting.

Ms. Celine Lu became our director following the Closing. Ms. Lu has served as the senior director of Bitmain since 2018. From September 2018 to March 2020, Ms. Lu worked at Bitmain, where she founded and was responsible for Bitmain’s digital assets mining service business. From January 2011 to September 2018, Ms. Lu served as the managing director of gaming business of 360 Security Technology Inc. (SHEx: 601360), where she oversaw its strategic investments, business operations and project innovations. From July 2004 to December 2009, Ms. Lu served at several positions at Tencent Holdings Ltd. (HKEx: 700), including strategic analyst, operational analyst and product development officer. Ms. Lu received a bachelor’s degree of computer science and technology from the University of Electronic Science and Technology of China.

Mr. Cheng Yao became our independent director following the Closing. Mr. Yao joined Delta Capital in 2015, where he served as a director of investment from 2015 to 2018 and has served as a partner since 2018. Prior to that, he served as a business manager at Capital One Financial Corporation (NYSE: COF) from 2011 to 2015. From 2004 to 2011, he served as a product manager at First Technology Safety Systems, Inc. From 2003 to 2004, he served as a research assistant at General Motors Corporation (NYSE: GM). Mr. Yao obtained a Bachelor of Science degree in automotive engineering from Tsinghua University in 2000, a Master of Science degree in mechanical engineering from Oakland University in 2002, and an MBA degree from Stephen M. Ross School of Business of the University of Michigan in 2010.

Mr. Yang Zhao became our independent director following the Closing. Mr. Zhao has over 20 years’ experience in auditing, consulting and investment management. Currently servicing as a director and the chief investment officer at First Plus Asset Management, a Singapore licensed asset management firm, Mr. Zhao oversees global equity and debt investments across primary and secondary markets. Prior to this, Mr. Zhao spent nine years from 2009 to 2018, with Arohi Asset Management, another Singapore licensed fund manager with a focus on Asia public equity market. Earlier in his career, Mr. Zhao worked with Canyon Capital Advisors and KPMG. Mr. Zhao holds an MBA degree from Yale School of Management.

Ms. Yeeli Hua Zheng became our independent director following the Closing. Ms. Zheng had been the head of NASDAQ Group’s China practice from 2009 to 2019, where she was in charge of Chinese firms’ listing on Nasdaq. Prior to Nasdaq Ms. Zheng was an executive director for NYSE Euronext for five years. Ms. Zheng was a junior partner at Pivotal Assets before joining in NYSE Euronext in 2005. Before her career in Wall Street, Ms. Zheng was a senior advisor on China Economy and Business at the Executive Office of Kofi Anan, then Secretary General of the United Nations. Ms. Zheng focused on international economy study and graduated from Harvard University Kennedy School of Government with a MPA in 2001.

Family Relationship

There is no familial relationship among our directors and executive officers.

Employment Agreements

We have entered into employment agreements with each of our executive officers for a specified time period provided that the agreements are terminable for cause at any time. The terms of these agreements are substantially similar to each other. An executive officer may terminate his or her employment at any time by prior written notice. We may terminate an executive officer’s employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as bankruptcy, act of dishonesty or fraud, conviction of criminal offence, breach of law or misconduct or negligence in the discharge of duties.

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

For the year ended December 31, 2023, we paid aggregate cash compensation of approximately US$0.42 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for our directors and executive officers. We did not incur or pay any share-based payments to our directors and executive officers in 2023.

2022 Share Incentive Plan

Upon the completion of the Business Combination, we assumed the 2022 share incentive plan of Finfront to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 share incentive plan (the “2022 Share Incentive Plan”), the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan is 7,500,000, or the award pool. KASTLE LIMITED, a company incorporated in Hong Kong (“Trustee”), was engaged as the trustee of employee benefit trusts to administer share awards to be granted under the 2022 Share Incentive Plan. As of the date of this Report, we have not granted any award under the 2022 Share Incentive Plan.

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

Eligibility. We may grant awards to our employees, directors and consultants.

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

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions, such as transfers to us or our subsidiaries, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or of our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment. Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

C.	Board Practices

Board of Directors

Our board of directors consists of five directors as of the date of this Report. Three of these five directors are independent. A director is not required to hold any shares in us by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with us is required to declare the nature of his or her interest at a meeting of our directors.

A general notice by any director to the effect that he or she is a member, shareholder, director, partner, officer or employee of any specified company or firm and is to be regarded as interested in any contract or transaction with that company or firm, shall be deemed a sufficient declaration of interest for the purposes of voting on a resolution in respect to a contract or transaction in which he or she has an interest.

After such general notice, special notice relating to any particular transaction shall not be required. A director may vote in respect of any contract or proposed contract or arrangement notwithstanding that such director may be interested therein. If a director does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of the directors at which any such contract or proposed contract or arrangement is considered.

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

Terms of Directors and Officers

Our directors are not subject to a term of office and they hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his or her creditors; (2) dies or is found by us to be or becomes of unsound mind; (3) resigns his or her office by notice in writing to us; (4) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his or her office be vacated; or (5) is removed from office pursuant to any other provision of our Amended and Restated Memorandum and Articles of Association. Our officers are elected by and serve at the discretion of the board of directors.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Leo Lu, Ms. Yeeli Hua Zheng and Mr. Yang Zhao. Mr. Yang Zhao is the chairman of our nominating and corporate governance committee. We have determined that each of Mr. Yang Zhao and Ms. Yeeli Hua Zheng satisfies the “independence” requirements of the Nasdaq Stock Market Rules.

The nominating and corporate governance committee assists the board of directors in selecting directors and in determining the composition of our board and board committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations;

●	making recommendations to our board of directors on corporate governance matters and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure compliance.

D.	Employees

As of December 31, 2023, we have 29 full-time employees, who have been engaged by Ethereal Singapore, and primarily work in Singapore during employment terms.

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

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

The percentage of our Ordinary Shares beneficially owned by the parties listed below is calculated based on 162,902,257 Ordinary Shares issued and outstanding as of the date of this Report, consisting of (1) 27,902,267 Class A Ordinary Shares, after giving effect to the Business Combination and the PIPE transactions, excluding 204,348 Class A Ordinary Shares held in treasury, and (2) 135,000,000 Class B Ordinary Shares.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of all Ordinary Shares	% of Voting Power(3)
5% shareholders:
Chipring Technology Limited (1)	—	135,000,000	82.8%	96.0%
Antdelta Investment Limited (2)	11,500,000	—	7.1%	1.6%
Directors and Executive Officers†
Leo Lu (1)	—	135,000,000	82.8%	96.0%
Calla Zhao	—	—	—	—
Celine Lu	—	—	—	—
Cheng Yao	—	—	—	—
Yang Zhao	—	—	—	—
Yeeli Hua Zheng	—	—	—	—
All directors and executive officers as a group	—	135,000,000	82.8%	96.0%

†	Except as indicated otherwise below, the business address of our directors and executive officers is 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098.

(1)	Chipring Technology Limited is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Mr. Leo Lu. The registered address of Chipring Technology Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Antdelta Investment Limited is a company incorporated under the laws of the British Virgin Islands and is wholly owned by BitMain Technologies Holding Company. The registered address of Antdelta Investment Limited is Kingston Chambers P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(3)	Each Class A Ordinary Share is entitled to one vote and each Class B Ordinary Share is entitled to five votes.

B.	Related Party Transactions

Agreements Related to the Business Combination

In connection with, and pursuant to the Merger Agreement, certain agreements were entered into between BitFuFu, Finfront, Arisz and certain related parties. See “Item 4. Information On the Company—A. History and Development of the Company.”

Transactions with Bitmain and Its Affiliates

In 2023, BitMain Technologies Holding Company and its affiliates (“Bitmain Group”) provided mining equipment rental and hosting service to us in 2023, with a transaction amount of US$166.5 million. As of December 31, 2023, the amount due to Bitmain Group was US$30.2 million, which represented the unpaid service fees to Bitmain Group.

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

Ethereal Singapore is named as a defendant in a lawsuit filed on November 6, 2023, in the United States Bankruptcy Court for the District of Delaware, the venue of which had been transferred to the U.S. District Court for the Southern District of New York. The lawsuit relates to an alleged agreement to sell at a discount of Ethereal Singapore’s creditor claim against FTX’s bankruptcy estate. The plaintiff seeks to specific performance by Ethereal Singapore to complete the transfer of the subject claim to the plaintiff or, alternatively, damages in an amount equal to the difference between the alleged purchase prices of the subject claim and the ultimate amounts distributed by the FTX bankruptcy estate on the account of that claim. As a result of the FTX bankruptcy proceeding, we recorded 100% impairment loss for the claim of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022) on assets, including the underlying assets of this lawsuit’s subject claim, held at FTX. Ethereal Singapore intends to defend the lawsuit vigorously but it cannot predict the outcome at this time or whether the lawsuit will result in any material loss. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We deposit certain fund and digital assets with cryptocurrency exchanges. If such cryptocurrency exchanges become bankrupt or otherwise unable to remit stored fund and digital assets, we may lose these assets, and our business, financial condition and results of operations may be adversely affected,” and “—We have been and may continue to be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers, business partners, competitors or employees,” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Operating expenses/income—Impairment loss on assets held by FTX.”

Other than the foregoing, we are not presently a party to any litigation the outcome of which, we believe, if determined adversely against us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations. Defending such proceedings is costly and can impose a significant burden on management and employees. We may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

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

A discussion of significant changes since December 31, 2023 is provided under Item 4 of this Report. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2023.

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

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under this Item 10.B is incorporated by reference to the following sections of the final prospectus dated February 6, 2024 that forms a part of our registration statement on Form F-4 (File No. 333-276181) which was declared effective by the SEC on February 6, 2024: “Description of PubCo’s Securities,” and “Comparison of Shareholders’ Rights.”

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company—A. History and Development of the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Report.

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

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of Class A Ordinary Shares for a U.S. holder (as defined below). This discussion address only U.S. holders (as defined below) that acquire Class A Ordinary Shares in this offering. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder as a result of the ownership and disposition of Class A Ordinary Shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice.

This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed) (“Treasury Regulation”), published administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. U.S. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

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

This summary is limited to considerations relevant to U.S. Holders that hold Class A Ordinary Shares as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

●	banks or other financial institutions, underwriters, or insurance companies;

●	brokers or dealers in securities or currencies or holders that are traders in securities who elect to apply a mark-to-market method of accounting;

●	real estate investment trusts and regulated investment companies;

●	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

●	expatriates or former citizens or long-term residents of the United States;

●	subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

●	any holder that is not a U.S. Holder;

●	holders of Class B Ordinary Shares;

●	dealers or traders in securities, commodities or currencies;

●	grantor trusts;

●	persons subject to the alternative minimum tax;

●	Persons whose “functional currency” is not the U.S. Dollar;

●	persons who received shares of Class A Ordinary Shares through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

●	persons who own (directly or through attribution) 10% or more (by vote or value) of the issued shares of BitFuFu (excluding treasury shares);

●	persons that hold Warrants or other rights to acquire Class A Ordinary Shares; or

●	holders holding Class A Ordinary Shares as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

As used in this Report, the term “U.S. Holder” means a beneficial owner of Class A Ordinary Shares received in the Business Combination, that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election to be treated as a U.S. person for U.S. federal income tax purposes under the Code.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Class A Ordinary Shares received in the Business Combination, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. This discussion does not address the tax consequences to any such partner or partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of Class A Ordinary Shares received in the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF CLASS A ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

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

Dividends received by non-corporate U.S. Holders from a “qualified foreign corporation” may be eligible for reduced rates of taxation, provided that certain holding period requirements and other conditions are satisfied. For these purposes, a non-U.S. corporation will be treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. The Treasury guidance indicates that shares listed on the Nasdaq will be considered readily tradable on an established securities market in the United States. Although the Class A Ordinary Shares are currently listed on the Nasdaq, there can be no assurance that the Class A Ordinary Shares will be considered readily tradable on an established securities market in future years. Non-corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Finally, we will not constitute a qualified foreign corporation for purposes of these rules if we are a PFIC for the taxable year in which we pay a dividend or for the preceding taxable year. See the discussion below under “—Passive Foreign Investment Company Status.”

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

Under these rules:

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for Class A Ordinary Shares;

●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. holder recognized gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we are a PFIC, will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder

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

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide any such other information as may be required by the Treasury. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of Class A Ordinary Shares should consult their own tax advisors concerning the application of the PFIC rules to Class A Ordinary Shares under their particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends (including constructive dividends) received by U.S. Holders of Class A Ordinary Shares, and the proceeds received on the disposition of Class A Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case, other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding (currently at a rate of 24%) may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number and certify that it is not subject to backup withholding (generally on an IRS Form W-9 provided to the paying agent or the U.S. Holder’s broker) or is otherwise subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against a holder’s U.S. federal income tax liability, if any, by filing the appropriate claim for refund and timely providing the required information to the IRS. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

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

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. Holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. Holders should consult with their own tax advisors regarding their reporting obligations relating to their ownership of Class A Ordinary Shares, including the requirement to file an IRS Form 8938.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk refers to the risk of financial loss to us arising from default by customers or counterparties of financial instruments on the contract obligations. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets and accounts receivables. We place the cash and cash equivalents with financial institutions with high credit ratings and quality. We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for doubtful accounts primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, refer to the current expected credit loss policy.

We hold digital assets for ourselves and for our customers until December 31, 2022. After such date, we stopped offering temporary custodian services to our customers. The following table sets forth the balance of our own digital assets as of the dates indicated.

	As of December 31,
	2021	2022	2023
	US$ ’000	US$ ’000	US$ ’000
USDT	3,902	56	61
Bitcoin	9	7,938	43,896
Others	16	17	21
Total	3,927	8,011	43,978

The following table sets for the balance of safeguarding assets related to custodian digital assets of customers as of the dates indicated.

	As of December 31,
	2021	2022	2023
	US$ ’000	US$ ’000	US$ ’000
USDT	168	—	—
Bitcoin	6,194	—	—
Others	30	—	—
Total	6,392	—	—

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Following the consummation of the Business Combination, we have assumed all outstanding ARIZ Warrants and converted such them into corresponding warrants to purchase Class A Ordinary Shares. Each Warrant entitles the holder thereof to purchase three fourths (3/4) of one Class A Ordinary Share at a price of $11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A Ordinary Shares. There are 7,176,389 Warrants outstanding as of February 29, 2024. For details of the Warrants, please refer to Exhibit 2.4 and Exhibit 2.5 to this Report. We also assumed the Unit Purchase Option (as defined below) that Arisz sold to Chardan, for $100, which consists of an option to purchase up to a total of 115,000 Option Units (as defined below) exercisable, in whole or in part, at $11.50 per unit, commencing on the consummation of the Business Combination (the “Unit Pruchase Option”). The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on November 17, 2026, being the five-year anniversary of the effective date of the registration statement in relation to Arisz’s initial public offering. Upon exercise, each unit (the “Option Unit”) contains one Class A Ordinary Share, one Warrant and one right. Each Warrant entitles the holder thereof to purchase three fourths (3/4) of one Class A Ordinary Share at an exercise price of $11.50 per whole share, subject to adjustment. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-twentieth (1/20) of one Class A Ordinary Share.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

As of the end of the period covered by this Report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the U.S. Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources with which to address out internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the preparation of our consolidated financial statements as of and for the years ended December 31, 2021 and 2022, we identified one material weakness in our internal control over financial reporting as of December 31, 2021 and 2022. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future. Prior to preparing for the Business Combination, neither we nor our independent registered public accounting firm had undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting the material weakness and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remedy the identified material weakness, we took several measure to improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process. Based on assessment performed by our management on the performance of certain remediation measures, we determined that as of December 31, 2023, the material weakness in our internal control over financial reporting previously identified had been remediated. Management has concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

This Report does not include an attestation report by our independent registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that Mr. Yang Zhao, who is an independent non-executive director, satisfies the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. Mr. Yang Zhao satisfies the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rule and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, which are applicable to all of our directors, executive officers and employees. We have made our code of business conduct and ethics publicly available on our website (https://www.bitfufu.com.). We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

WWC, P.C. served as our independent auditors for the fiscal years ended December 31, 2022 and 2023. A description of the fees billed to us by our principal accountants for professional services performed in the years ended December 31, 2023 and 2022:

	Year ended December 31,
	2022	2023
	(In US$ ’000)
Audit Fees	200	238

The policy of our audit committee is to pre-approve all auditing and non-audit services provided by our independent public accountant, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer,” as defined in the Exchange Act. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. Certain corporate governance practices in the Cayman Islands may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

For example, among other things, we are not required to: (1) have a majority-independent board of directors; (2) have a compensation committee consisting of independent directors; (3) have a nominating committee consisting of independent directors; (4) have regularly scheduled executive sessions with only independent directors each year; or (5) obtain shareholder approval prior to the issuance of additional circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

Currently, we plan to rely on certain exemptions offered to foreign private issuers under Nasdaq Stock Market Rules, including not having a compensation committee and a nominating committee consisting of independent directors, and the requirement to receive shareholder approval prior to the issuance of additional shares in certain circumstances. We may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq corporate governance listing standards.

As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

As a result of the foregoing, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

Other than the home country practice described above, we are not aware of any significant differences between our corporate governance practices and those followed by U.S. domestic companies under the Nasdaq corporate governance listing standards.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These risks include, among other things, operational risks, intellectual property theft, harm to employees or customers and violation of data privacy or security laws.

We are a holding company and our operations are conducted through Finfront, with principal executive offices in Singapore. We receive, process, store and transmit, often electronically, data of customers, much of which is confidential. Cybersecurity risks increase when we transmit information from one location to another, including over the internet or other electronic networks. We have implemented comprehensive internal policies and measures for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incidents. We have also integrated cybersecurity risk management into our overall enterprise risk management system. The main internal policies and measures are as follows:

●	Risk assessment designed to help identify material cybersecurity risks to our critical systems, information, products and our broader enterprise IT environment;

●	A security team primarily responsible for managing our cybersecurity risk assessment processes, our security control and our responses to cybersecurity incidents;

●	Cybersecurity awareness training of our employees and senior management; and

●	Use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls.

We have implemented a set of procedures to ensure effective management of the cybersecurity risks associated with the use of third-party service provider, CrowdStrike Falcon OverWatch (“CrowdStrike”), to help us reduce the risk of cybersecurity attacks. Our internal security team conducts regular inspections on the hunting reports generated by CrowdStrike.

Our digital assets are mined to and stored in offline cold wallet, which is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. Access to digital assets in such cold wallet requires separate authentication from different authorized individuals.

As of the date of this Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect our business strategy, results of operations or financial conditions.

However, despite the measures we have implemented, our miners, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaces or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers. Furthermore, security breaches, computer malware and computer hacking attacks have been a prevalent concern in the digital asset exchange market. Therefore, there can be no assurance that cybersecurity incidents or threats would not occur to us in the future.

Cybersecurity Governance

Our board considers cybersecurity risk as part of its risk oversight function. The board receives regular reports from management on our cybersecurity risks and any material cybersecurity incidents.

Our Chief Executive Officer and Chief Technology Officer are responsible for assessing and managing cybersecurity risks. Our Chief Executive Officer has over 11 years of experience in banking system development and operation and holds certificates of IT System Management and Certified Information System Auditor.

We also adopted an information security incident emergency response guide (the “Cybersecurity Emergency Response Guide”), which sets out details procedures for detecting, reporting, and responding to cybersecurity incidents. Our Cybersecurity Emergency Response Guide also include steps to contain the incident, investigate the root cause, and restore normal operations. Pursuant to our Cybersecurity Emergency Response Guide, we regularly conducted training for our team members who are responsible for responding to any cybersecurity incident to ensure their competence in such situations.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2023, and the related notes are filed as part of this Report beginning on page F-2.

The financial statements of Arisz as of September 30, 2022 and 2023, and for the years then ended are filed as part of this Report beginning on page F-38.

The unaudited pro forma condensed combined financial information of us and Arisz are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBIT

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of BitFuFu Inc. (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

2.1	Specimen Class A Ordinary Share Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.2	Specimen Class B Ordinary Share Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.3	Specimen Warrant Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 2.3 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

2.4	Warrant Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.5	Supplemental Warrant Agreement, dated December 19, 2023, by and among Arisz Acquisition Corp., BitFuFu Inc., and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.6	Unit Purchase Option, dated November 17, 2021, issued by Arisz to Chardan

2.7	Description of securities

4.1	Merger Agreement dated January 21, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.2	Amendment No. 1 to Merger Agreement dated April 4, 2022 by and among Arisz Acquisition Corp. and Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.3	Amendment No. 2 to Merger Agreement dated October 10, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.4	Amendment No. 3 to Merger Agreement dated April 24, 2023 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.5	Amendment No. 4 to Merger Agreement dated July 28, 2023 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.6	Joinder Agreement dated April 4, 2022 by and among Arisz Acquisition Corp. and Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.6 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.7	Supplemental Joinder Agreement dated December 20, 2023 by and among Arisz Acquisition Corp., Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.8	Letter Agreements, dated November 17, 2021, by and between Arisz Acquisition Corp. and each of its officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.9	Letter Agreement, dated November 17, 2021, by and between Arisz Acquisition Corp. and Arisz Investment LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.10	Investment Management Trust Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.11	Registration Rights Agreement, dated November 17, 2021, by and among Arisz Acquisition Corp. and the initial stock-holders of Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.12	Stock Escrow Agreement, dated November 17, 2021, by and among Arisz Acquisition Corp., Continental Stock Transfer & Trust Company and the initial stockholders of Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.13	Sponsor Support Agreement dated January 21, 2022, by and among Arisz Acquisition Corp., Finfront Holding Company and certain stockholders (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.14	Shareholder Support Agreement, dated as of January 21, by and among certain shareholders, Finfront Holding Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.15	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.15 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

4.16	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

4.17	Amended and Restated Subscription Agreements, by and between Arisz Acquisition Corp. and Arisz Investment LLC, and by and between Arisz Acquisition Corp. and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.18	Backstop Agreement dated as of October 13, 2022 by and among Arisz Acquisition Corp., Finfront Holding Company, BitFuFu Inc. and Arisz Investment LLC (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.19	Amendment No. 1 to the Investment Management Trust Agreement, dated as of November 17, 2021, by and between Arisz Acquisition Corp. and Continental Stock Transfer & Trust Company, dated November 15, 2023 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.20	Form of Amended and Restated PIPE Subscription Agreement (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.21	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.22	Amendment to Stock Escrow Agreement dated February 29, 2024 by Arisz Acquisition Corp., Continental Stock Transfer & Trust Company and the initial stockholders of Arisz Acquisition Corp.

8.1	List of subsidiaries (incorporated by reference to Exhibit 8.1 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

10.1†	Hash Computer Server Cooperation Agreement dated June 15, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.2†	Server Purchase and Hosting Service Framework Agreement dated June 25, 2021 (English Translation) (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.3†	Supplementary Agreement to Server Purchase and Hosting Service Framework Agreement dated October 20, 2021 (English Translation) (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.4	Supplementary Agreement-Novation and Assignment dated October 30, 2021 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.5	Form of Cloud Mining Service Agreement (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.6†	Service Framework Agreement between Ethereal Tech Pte. Ltd and Bitmain Technologies Limited dated December 20, 2021 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.7†	Futures Sales and Purchase Agreement between Bitmain Technologies Limited and FuFu Technology Limited dated July 30, 2021 and Supplemental Agreements thereto dated September 17, 2021, October 30, 2021 and September 1, 2022 (incorporated by reference to Exhibit 10.20 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.8	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

12.1*	Certification by the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Unaudited Pro Forma Condensed Combined Financial Information of Finfront Holding Company and Arisz Acquisition Corp.

15.2*	Consent of WWC, P.C. Certified Public Accountants, as the independent registered accounting firm for BitFuFu Inc.

15.3*	Consent of Marcum LLP, as the independent registered accounting firm for Arisz Acquisition Corp.

97*	Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

†	Confidential treatment has been requested for portions of this exhibit. Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the SEC upon request.

All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BitFuFu Inc.

Date: April 25, 2024	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Director, Chief Executive Officer

BITFUFU INC.

ARISZ ACQUISITION CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Stockholders of

Bitfufu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bitfufu Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 15 and Note 20, on February 29, 2024, the Company completed the business combination with Arisz Acquisition Corp. (“Arisz”) pursuant to the Merger Agreement by and between Arisz and Finfront Holding Company (“Finfront”). The business combination was effected in two steps: On February 29, 2024, (1) Arisz merged with and into the Company. (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity; and (2) immediately following the Redomestication Merger, Boundary Holding Company, the subsidiary of the Company, merged with and into Finfront (the “Acquisition Merger”), with Finfront surviving the Acquisition Merger as a wholly-owned subsidiary of the Company. The Redomestication Merger is considered as a reverse recapitalization. Under this method of accounting, Arisz will be treated as the “acquired” company for financial reporting purposes. On the other side, the financial statements of the Company will represent a continuation of the financial statements of Finfront. All share and per share data has been retroactively restated to reflect the current capital structure of the Company.

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

San Mateo, California

April 25, 2024

BITFUFU INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2022
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	32,004,995	60,430,786
Digital assets	43,978,454	8,010,538
Accounts receivable, net	3,838,433	6,269,847
Amount due from related parties	37,730	37,316
Prepayments	39,566,121	12,523,989
Other current assets	1,843,266	300,777
Total current assets	121,268,999	87,573,253

Non-current assets:
Equipment, net	81,856,915	106,290,963
Deposits	2,682,520	-
Deferred tax assets, net	4,224,217	4,471,142
Total non-current assets	88,763,652	110,762,105

Total assets	210,032,651	198,335,358

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	805,956	38,122
Contract liabilities	47,724,600	6,442,873
Taxes payable	2,232,728	5,126,203
Accrued expenses and other payables	5,367,798	3,291,619
Amount due to a related party	30,228,914	67,162,189
Total current liabilities	86,359,996	82,061,006

Non-current liabilities:
Long-term payables	102,435,202	109,435,141
Deferred tax liabilities, net	3,903,780	-
Total non-current liabilities	106,338,982	109,435,141

Total liabilities	192,698,978	191,496,147

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares ($0.0001 par value; 5,000,000,000 shares authorized; 150,204,348 issued and as of December 31, 2023 and 2022 and 150,000,000 outstanding as of December 31, 2023 and 2022)	15,000	15,000
Treasury shares (204,348 acquired as of December 31, 2023 and 2022)	(2,000,000)	(2,000,000)
Additional paid-in capital	1,547,500	1,547,500
Retained earnings	17,771,173	7,276,711
Total stockholders’ equity	17,333,673	6,839,211

Total liabilities and stockholders’ equity	210,032,651	198,335,358

The accompanying notes are an integral part of these consolidated financial statements.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the years ended December 31,
	2023	2022	2021
	US$	US$	US$

Total revenues	284,106,012	198,198,774	103,043,585

Cost of revenues
Cost of revenues incurred to a related party	(166,540,600)	(83,877,580)	(7,007,454)
Cost of revenues incurred to third parties	(80,397,259)	(59,954,875)	(87,007,158)
Cost of revenues – depreciation and amortization	(24,455,274)	(18,134,149)	-
Total cost of revenues	(271,393,133)	(161,966,604)	(94,014,612)

Gross profit	12,712,879	36,232,170	9,028,973

Operating expenses
Sales and marketing expenses	(1,863,093)	(1,952,111)	(1,606,731)
General and administrative expenses	(3,681,753)	(2,735,501)	(1,421,509)
Research and development expenses	(1,741,078)	(1,564,367)	(469,931)
Credit loss provision for receivables	(99,755)	(608,188)	-
Impairment loss on assets held by FTX	-	(9,826,600)	-
Impairment loss on digital assets	(6,986,921)	(12,948,969)	-
Impairment loss on mining equipment	-	(11,849,595)	-
Loss on disposal of subsidiary	-	-	(64,490)
Realized gain on sales of digital assets	18,231,133	4,947,841	369,200
Realized fair value gain on digital asset borrowings	-	4,206,292	-
Total operating expenses, net	3,858,533	(32,331,198)	(3,193,461)

Operating income	16,571,412	3,900,972	5,835,512

Interest expense	(5,535,595)	(2,517,119)	-
Interest income	1,054,968	343,188	135,300
Other income/(expenses), net	586,961	49,664	(1,118)
Income before income taxes	12,677,746	1,776,705	5,969,694

Income tax expense/(benefit)	2,183,284	(665,929)	1,043,451
Net income and total comprehensive income	10,494,462	2,442,634	4,926,243

Earnings per share:
Ordinary shares – basic and diluted	0.07	0.02	0.03

Weighted average number of shares outstanding used in calculating earnings per share:
Ordinary shares – basic and diluted	150,000,000	149,383,562	142,500,000

The accompanying notes are an integral part of these consolidated financial statements.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Ordinary shares		Treasury shares		Additional paid-in	Retained	Total stockholders’
	Shares	Amount	Shares Amount		capital	earnings	equity
		US$		US$	US$	US$	US$
Balance as January 1, 2021	142,500,000	14,250	-	-	(14,250)	(92,166)	(92,166)

Net income	-	-	-	-	-	4,926,243	4,926,243

Balance as of December 31, 2021	142,500,000	14,250	-	-	(14,250)	4,834,077	4,834,077

Issuance of ordinary shares	7,500,000	750	-	-	1,561,750	-	1,562,500

Acquisition of treasury shares	-	-	204,348	(2,000,000)	-	-	(2,000,000)

Net income	-	-	-	-	-	2,442,634	2,442,634

Balance as of December 31, 2022	150,000,000	15,000	204,348	(2,000,000)	1,547,500	7,276,711	6,839,211

Net income	-	-	-	-	-	10,494,462	10,494,462

Balance as of December 31, 2023	150,000,000	15,000	204,348	(2,000,000)	1,547,500	17,771,173	17,333,673

The accompanying notes are an integral part of these consolidated financial statements.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2023	2022	2021
	US$	US$	US$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	10,494,462	2,442,634	4,926,243
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Loss on disposal of a subsidiary	-	-	64,490
Net income received or to be received by digital assets (Note 3)	(183,113,124)	(100,980,973)	(3,422,161)
Impairment loss on digital assets	6,986,921	12,948,969	-
Credit loss provision for receivables	99,755	608,188	-
Impairment loss on assets held by FTX	-	9,826,600	-
Impairment loss on mining equipment	-	11,849,595	-
Realized fair value gain on digital asset borrowings	-	(4,206,292)	-
Realized gain on sale of digital assets (Note 3)	(18,231,133)	(4,947,841)	(369,200)
Depreciation of equipment:
- Servers, computers, and network equipment	45,510	22,304	2,860
- Mining equipment	24,455,274	18,134,149	-
Deferred income tax	4,150,705	(4,471,142)	-

Changes in operating assets and liabilities:
Prepayments	(654,275)	(481,378)	2,491,784
Amount due from/(due to) related parties	(36,933,689)	132,799,111	(75,275,000)
Deposits	(2,682,520)	-	-
Other current assets	(1,512,315)	(2,368,589)	(148,100)
Accounts payable	775,106	25,214	-
Customer deposit liabilities	-	(75,275,000)	75,275,000
Contract liabilities	-	(8,075,000)	10,947,311
Taxes payable	(2,893,475)	4,092,819	1,033,384
Accrued expenses and other payables	3,042,608	612,623	399,931
Net cash (used in)/provided by operating activities	(195,970,190)	(7,444,009)	15,926,542

BITFUFU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the year ended December 31,
	2023	2022	2021
	US$	US$	US$

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of digital assets	222,393,176	71,354,362	13,131,775
Purchase of digital assets	(45,429,698)	(10,824,901)	(15,692,035)
Purchases of equipment	(66,736)	(3,855,215)	(54,196)
Net cash provided by/(used in) investing activities	176,896,742	56,674,246	(2,614,456)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds for the issuance of ordinary shares	-	1,562,500	-
Repayment of long-term payables	(6,999,939)	-	-
Payment of deferred offering costs and extension fees	(2,352,404)	(1,674,037)	-
Purchase of treasury shares	-	(2,000,000)	-
Net cash used in financing activities	(9,352,343)	(2,111,537)	-

Net change in cash and cash equivalents	(28,425,791)	47,118,700	13,312,086
Cash and cash equivalents at beginning of year	60,430,786	13,312,086	-
Cash and cash equivalents at end of year	32,004,995	60,430,786	13,312,086

SUPPLEMENTAL INFORMATION
Cash paid for interest	3,661,723	1,634,599	-
Cash paid for income tax	-	783,934	-

Supplemental non-cash operating activities
Net digital assets provided by operating activities	212,931,394	86,109,208	444,418

Supplemental non-cash investing activities
Net digital assets (used in)/provided by investing activities	(176,963,478)	(82,025,494)	2,195,559

Supplemental non-cash financing activities
Purchases of equipment included in long-term payable	-	109,435,141	-

The accompanying notes are an integral part of these consolidated financial statements.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION

Bitfufu Inc. (“BitFuFu” together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on February 16, 2022 under the Cayman Islands Companies Law as an exempted company.

Finfront Holding Company (’‘Finfront’’) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Law as an exempted company with limited liability. Ethereal Tech Pte. Ltd. (“Ethereal Singapore”) was incorporated in Singapore on May 8, 2018 and was acquired by Finfront in October 2021 and became a wholly-owned subsidiary of Finfront in connection with a corporate reorganization. Ethereal Tech US Corporation (“Ethereal US”) was incorporated in the State of Delaware on December 15, 2021 as a wholly-owned subsidiary of Finfront. Lonshi Tech Canada Limited was incorporated on November 22, 2022 as a wholly-owned subsidiary of Ethereal Singapore.

The Company operates under the trade name of “BitFuFu”. The Company is a fast-growing digital asset mining service and cloud-mining service provider, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. The Company also provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. The Company maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquisition	Place of incorporation	Percentage of direct or indirect ownership by the Company	Principal activities
			Direct
Subsidiaries:
Finfront Holding Company (“Finfront”)	July 22, 2021	Cayman Islands	100%	Investment holding
Ethereal Tech Pte. Ltd. (“Ethereal Singapore”)	October 22, 2021	Singapore	100%	Provision of cloud mining services, miner hosting services, mining equipment sales and lease and sourcing services for mining equipment sales
Ethereal Tech US Corporation (“Ethereal US”)	December 15, 2021	United States	100%	Provision of self-mining activities
Lonshi Tech Canada Limited (“Lonshi”)	November 22, 2022	Canada	100%	Dormant

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Bitfufu Inc. and its wholly-owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

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

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, determining the useful lives and recoverability of long-lived assets. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is the U.S. dollars (“US$”). The functional currency of the Company and its subsidiaries which are incorporated in Cayman Islands, Singapore, United States and Canada are in US$. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2023, and 2022, the Company had cash equivalents of approximately US$32.0 million and US$60.4 million, respectively.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts receivable

The Company’s accounts receivable balance consists of amounts due from its self-mining rewards and mining equipment sales income. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“ECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The ECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions.

Based on this model, the Company considers many factors, including the age of the balance, collection history, and current economic trends. Bad debts are written off after all collection efforts have ceased.

Allowances for credit losses are recorded as a direct reduction from an asset’s amortized cost basis. For the years ended December 31, 2023 and 2022, the Company did not record any credit recoveries.

Based on the Company’s current and historical collection experience, management recorded the balance of allowances for ECL of approximately US$312,000 and US$608,000 as of December 31, 2023 and December 31, 2022, respectively.

Digital assets

Digital assets are accounted for as indefinite lived intangible assets. They are presented as current assets within the consolidated balance sheets due to the Company’s ability to sell digital assets in a highly liquid marketplace and the intent to sell digital assets to support operations when needed. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized at the fair value of the digital asset received. The Company recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets, or for cash consideration using a first-in first-out method of accounting. Purchase of digital assets using fiat currency or sales of digital assets to obtain fiat currency is presented as investing activity in the consolidated cash flow of the Company.

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

There was no impairment charge recognized for the year ended December 31, 2023. However, an impairment charge of approximately US$11.85 million was recognized for the year ended December 31, 2022, due to adverse changes in business climate, including significant and prolonged decline in the price of Bitcoin and resulting decrease in the market price of mining equipment, indicated that an impairment triggering event had occurred.

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

As the lessee, there was no lease assets included on our consolidated balance sheets for leased equipment as of December 31, 2023 and 2022, since all the leases of the Company are less than 12 months, and the Company employed the practical expedient for leases with terms for less than 12 months and did not account for such leases as right of use assets with corresponding lease obligations.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Level 2 — Observable inputs other than Level 1 prices, for similar assets or liabilities that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, deposits and other receivables, accounts payables, other payables and long-term payables. As of December 31, 2023 and 2022, the carrying values of these financial instruments approximated their fair values.

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue recognition

Cloud mining solutions

The Company sells to customer one-stop cloud-mining solutions so that the customer can earn rewards of mining in the form of digital assets by using the purchased hash rate from the Company.

●	Contract with customers: The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform its obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash calculation services they purchased will be provided; (b) to get the purchased hash calculations provided to the designated mining pool; and (c) to obtain the stably operated hash calculations during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

●	Identifying performance obligations: The cloud mining service that the Company promises to provide to a customer is to provide specified amount of running hash calculations (“Purchased hash rate”) during the agreed service period to a customer by connecting Purchased hash rate to the customer’s account with the designated mining pool and ensuring the Purchased hash rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and required to be combined into a single performance obligation.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cloud mining solutions (Continued)

●	Determining the transaction price: In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by “unit price of cloud mining service fees * amount of Purchased hash rate * agreed service period”. The “unit price of cloud mining service fees” is fixed during the agreed service period denominated in US$ and determined based on internal pricing model of the Company. The “amount of Purchased hash rate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in US$ or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the US$ equivalent at the then spot rate for the US$ to the digital asset at the moment of settlement. The Company does not bear any risk regarding variation in the spot rate of US$ to digital assets. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fee are recorded as deferred revenue under contract liabilities and recognized to revenue as the performance obligation is fulfilled.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: Initially, the Company deploys miners sourced from its suppliers or miners owned by the Company itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data centre rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages the services of providing hash calculations using these miners and integrates it with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of cloud mining services. The Company then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. The Company accounts for the sale of cloud-mining services using the gross method as the Company acts as a principal who procures the right to utilize mining equipment and other infrastructures from various suppliers to provide hash calculations, and repackages and integrates such services with other critical services to form a combined service that is the cloud-mining service, and transfers control of the cloud-mining service to its customers. When the Company delivers the Purchased Hash rate by providing hash calculations to the mining pool designated by the customer, the control of such Purchased Hash rate has been transferred to the customer. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the act of mining pool operator. In addition, the Company does not have any explicit or implicit repurchase agreement with customers.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cloud mining solutions (Continued)

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

Hosting services

●	Contract with customers: Pursuant to the “Miner Hosting Service Contract” (“Hosting Contract”) agreed by the Company and the customers, the Company will provide hosting services to the customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miners”). When the Miners are hosted, the customers retain the right to ownership of the hosted Miners and are entitled to all the rights and benefits derived outputs generated by the hosted Miners. The Hosting Contract may be terminated by the customer without penalty if the customer applies for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosed is delayed over ten days. The Hosting Contract may be terminated by the Company without penalty in several circumstances as agreed in the contract. If the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment and any logistics costs occurred in retaking the equipment shall be borne by the customers.

●	Identifying performance obligations: According to the Hosting Contract, the customer entrusts the Company to deploy, operate and manage the customer’s Miners. The hosting services include electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operation stability of the hosted Miner and working with the mining facility for implementation. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure the Company’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

●	Determining the transaction price: By providing the above services, the Company charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. The Company typically receives payment upfront for such services and records them under contract liabilities, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract, if applicable.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Hosting services (Continued)

In addition, there is a variable consideration: When the value of the cumulated net Miner outputs received by the customer during the hosting contract period is greater than the cost of the underlying Miners, the Company will charge the customer an output sharing fee as an additional hosting service fee which is a percentage of the additional net Miner outputs. The percentage of the additional net Miner outputs varies depending on different customers. Considering the value of future mining output of the hosted Miners cannot be reasonably estimated due to the uncertainty of future mining difficulty and future price of Bitcoins, which are not under the control of the Company, it cannot be estimated when the cost of the customer’s Miner is recovered and how much output sharing fees the Company can obtain. Therefore, no output sharing fees will be recognized as revenue in the profit or loss until it is highly probable it will not to be reversed. During the financial years ended December 31, 2023, 2022 and 2021, the Company did not share in the payout earned by its customers from hosting services.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: The Company’s performance obligation related to the hosting service is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis.

Management has determined that the aforementioned services represent a series of performance obligations that should not be separated and recognize individually, but rather, as a whole over time in accordance with the Hosting Contract entered into by the Company and the customer. The Company typically receives payment upfront for such services and records them to contract liabilities, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract. The revenue is recognized straight-line over the life of the contract.

Leasing of mining equipment

The Company lease mining equipment to customers with fixed monthly lease payments for an initial short-term period and usually less than 6 months. Without any criteria of sales-type lease or direct financing lease are met, the leasing arrangement of the Company, which acts as a lessor, is classified as an operating lease under ASC 842, Leases. Management determines that there is a single performance obligation when the Company leases mining equipment to customers. Revenue for the leasing of mining equipment is recognized over time as services are rendered to the customers. Customers typically make payment upfront, and those funds are recorded as contract liabilities and recognized on a straight-line basis over the contract lease term.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Sale of mining equipment

The Company sells mining equipment to customers. Before the Company receives order from the customers, the Company signed purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of mining machine is transferred from the Company to customers, evidenced by documentation of delivery and customer acceptance. The Company may receive payments prior to delivery of the mining equipment and records funds received as contract liabilities, or the Company may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery.

Sourcing commission for mining equipment

The Company acts as an agent between its customers and digital mining equipment suppliers to facilitate its customers’ purchase of mining equipment from suppliers. When providing sourcing service, the Company matched the demand of its customer with the products of a viable supplier. The Company helped the customer to negotiate procurement price, payment, and other contractual terms, and coordinated the logistics for delivery of the mining equipment to the customers. The mining equipment was directly delivered from the supplier’s factory to the customer. The Company has no control over the mining equipment prior to delivery to the customer as well as no risk and obligation toward those mining equipment. The Company merely recognized commission revenue based on the net revenue amount in this kind of transaction upon the delivery of mining equipment to customers. Payments are typically received in advance and are accounted for as customer deposit liabilities and contract liabilities until delivery, at which point the receipt in advance from customer is offset with the prepayment to the supplier and the difference representing the commission is recognized to revenue.

Cryptocurrency self-mining revenue

The Company has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, the Company has concluded that the duration of the contract is less than 24 hours and that the contract is continuously renew throughout the day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due that is related to previously satisfied performance obligations.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cryptocurrency self-mining revenue (Continued)

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

(1)	Block rewards represent the Company’s share of the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole based on the following factors determined for the 24-hour period beginning at midnight UTC daily. The block reward earned by the Company is calculated by dividing (a) the total amount of hash calculations the Company provides to the mining pool operator, by (b) the total Bitcoin network’s implied hash calculations (as determined by the Bitcoin network difficulty), multiplied by (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole. The Company is entitled to its relative share of consideration even if a block is not successfully added to the blockchain by the mining pool.

(2)	Transaction fees represent the Company’s share of the total fees paid by users of the network to execute transactions during the 24-hour period ended 23:59:59 UTC. Under FPPS, the transaction fees paid out by the mining pool operator to the Company is calculated by dividing (a) the total amount of transaction fees that are actually generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily, by (b) the total amount of block subsidies that are actually generated on the Bitcoin network as a whole during that 24-hour period, multiplied by (c) the Company’s block rewards earned as calculated in (1) above.

(3)	Mining pool operating fees are charged by the mining pool operator for operating the mining pool as set forth on a rate schedule to the mining pool contract. The mining pool operating fees reduce the total amount of compensation the Company receives and are only incurred to the extent that the Company has generated mining revenue pursuant to the mining pool operators’ payout calculation during the 24-hour period beginning at midnight UTC daily.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cryptocurrency self-mining revenue (Continued)

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

For each contract, the Company measures the non-cash consideration using the average of daily quoted US$ spot rate of Bitcoin on the date of contract inception. For each contract, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception. The Company had no self-mining activities in the year ended December 31, 2021.

Cost of revenues

The cost of revenues is primarily consistent with the revenue streams. This includes expenses such as leasing of mining equipment, depreciation expenses of self-owned mining equipment, outsourcing fees, electricity costs, platform technology fees, web service fees, salaries, allocated overhead, and sourcing expenses.

Sales and marketing expenses

Sales and marketing expenses primarily comprise sales commissions, advertising expenses, marketing and promotional expenses, salaries, and other compensation-related expenses for sales and marketing personnel. Advertising expenses specifically include costs related to promoting the corporate image and marketing products. The Company expenses all advertising costs as they are incurred.

General and administrative expenses

General and administrative expenses primarily include salaries, bonuses, and benefits for employees engaged in general corporate functions and those not specifically dedicated to research and development activities. Additionally, these expenses encompass depreciation of fixed assets that are not utilized in research and development activities, legal and other professional services fees, and other general corporate related expenses.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Research and development expenses

Research and development expenses primarily comprise payroll and related personnel costs, as well as technical service fees associated with the enhancement of the Company’s platform and technical system. These expenses are expensed as they are incurred.

Income taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax, (“ASC 740 - Income Taxes”). Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Company records liabilities related to uncertain tax positions when, despite the Company’s belief that the Company’s tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

Comprehensive income

The Company applies ASC 220, Comprehensive Income, (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive income was equal to net income.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as one operating segment as the CODM reviews financial information on a consolidated basis in making decisions regarding resource allocation and performance assessment.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There are no dilutive shares outstanding.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets, and accounts receivable. The Company places cash and cash equivalents with financial institutions with high credit ratings and quality. From time to time, the Company’s cash account balances exceed the balances covered by the Federal Deposit Insurance Corporation (“FDIC”) in the US, or the Singapore Deposit Insurance Corporation Limited (SDIC) in Singapore. The Company has never suffered a loss due to such excess balances. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, to refer to the current expected credit loss policy.

The Company held its own digital assets of approximately US$43.98 million and US$8.01 million as of December 31, 2023, and 2022 respectively.

Related party transactions

Parties are considered related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all related party transactions in Note 16 to the financial statements.

Recent accounting pronouncements

New accounting standards that have not yet been adopted

The Company maintains a proactive approach in evaluating the impact of new accounting pronouncements on its financial reporting. Upon identifying potential effects on its financial statements, the Company conducts a thorough analysis to assess the necessary adjustments to its consolidated financial statements. Furthermore, the Company conducts a comprehensive review to understand the implications of the changes and ensures the implementation of appropriate controls to safeguard the accuracy and integrity of its consolidated financial statements.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Standards Update (ASU) 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements – Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU modifies the disclosure or presentation requirements of a variety of Topics in the Codification to align with the SEC’s regulations. The ASU also makes those requirements applicable to entities that were not previously subject to the SEC’s requirements. The ASU is effective for the Company two years after the effective date to remove the related disclosure from Regulation S-X or S-K. As of the date these financial statements have been made available for issuance, the SEC has not yet removed any related disclosure. The Company does not expect the adoption of ASU 2023-06 to have a material effect on its consolidated financial statements.

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for the Company’s annual reporting periods beginning after December 15, 2024. Adoption is either with a prospective method or a fully retrospective method of transition. Early adoption is permitted. The Company is currently evaluating the effect that adoption of ASU 2023-09 will have on its consolidated financial statements.

Accounting Standards Update (ASU) 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures

On November 27, the FASB issued ASU 2023-07, Segment Reporting—Improvements to Reportable Segment Disclosures. The Company will enhance its segment reporting disclosures to include detailed information on significant segment expenses routinely communicated to the Chief Operating Decision Maker (CODM). Additionally, the Company will disclose the title and role of the CODM, along with an explanation on how the reported segment profit and loss metrics are utilized by the CODM in evaluating segment performance and resource allocation. The new standard is effective for the Company for its fiscal year beginning January 1, 2024, with the option for early adoption. Management does not anticipate a significant impact on the Company’s disclosures as a result of adopting the standard.

Accounting Standards Update (ASU) No. 2023-08, Intangibles - Goodwill and Other Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets

ASU 2023-08 requires entities to measure crypto assets that meet specific criteria at fair value with changes recognized in net income each reporting period. Additionally, ASU 2023-08 requires an entity to present crypto assets measured at fair value separately from other intangible assets in the balance sheets and record changes from remeasurement of crypto assets separately from changes in the carrying amounts of other intangible assets in the income statement. The amendments also require that an entity provide disclosures about significant holdings, contractual sale restrictions, and changes during the reporting period. The objectives of the amendments are to provide investors and other capital allocators with more decision-useful information that better reflects the underlying economics of crypto assets within the scope and an entity’s financial position while reducing cost and complexity associated with applying cost-less-impairment accounting.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The amendments in this ASU are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If amendments are adopted in an interim period, they must be adopted as of the beginning of the fiscal year that includes that interim period.

The amendments in this ASU require a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company is currently assessing the potential impact of this standard on its consolidated financial statements.

3.	DIGITAL ASSETS

Digital assets are accounted for as an indefinite lived intangible asset and are initially measured at cost. The Company assigns costs to transactions on a first-in, first-out basis. When performing impairment testing, the fair value is measured based on prices available on the principal market for such digital assets at the time its fair value is being measured.

Impairment loss on digital assets recorded in the Company’s consolidated statements of comprehensive income for the years ended December 31, 2023, 2022 and 2021 were US$6.99 million, US$12.95 million and US$Nil respectively.

During the financial year, the Company calculates impairment on digital assets using the lowest US$ Bitcoin spot rate at any point of time during the day, whenever the carrying value of the Company’s digital assets exceeds the fair value of the digital assets.

The balance of the Company’s digital assets consisted of the following:

	As of December 31,
	2023	2022
	US$	US$

Bitcoin	43,896,507	7,938,439
USDT	60,860	55,515
Others	21,087	16,584
	43,978,454	8,010,538

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	DIGITAL ASSETS (Continued)

The following table presents the movement for digital assets of the Company for the years ended December 31, 2022 and 2023:

	BTC	USDT	Others	Total
	US$	US$	US$	US$

Balance as of January 1, 2022	9,117	3,902,428	15,279	3,926,824
Digital assets received from customers for products and services	28,267,623	93,263,881	193,773	121,725,277
Revenue generated from Bitcoin self-mining operation	60,290,623	-	-	60,290,623
Converted (to)/from other digital assets or fiat cash, net	(60,242,672)	(97,448)	(189,341)	(60,529,461)
Costs and expenses paid in digital assets	(8,849,068)	(75,517,313)	(3,127)	(84,369,508)
Purchase of mining equipment	-	(21,496,033)	-	(21,496,033)
Net gain on settlement of digital asset borrowings	4,206,292	-	-	4,206,292
Digital assets due from FTX	(7,742,348)	-	-	(7,742,348)
Impairment on Bitcoins	(12,948,969)	-	-	(12,948,969)
Realized gain on sale/exchange of Bitcoins	4,947,841	-	-	4,947,841
Balance as of December 31, 2022	7,938,439	55,515	16,584	8,010,538

Balance as of January 1, 2023	7,938,439	55,515	16,584	8,010,538
Digital assets received from customers for products and services	77,235,394	150,134,261	251,831	227,621,486
Revenue generated from Bitcoin self-mining operation	100,197,667	-	-	100,197,667
Other income received in Bitcoin	378,491	-	-	378,491
Converted (to)/from other digital assets or fiat cash, net	(95,441,065)	(81,279,710)	(242,703)	(176,963,478)
Costs and expenses paid in digital assets	(57,656,631)	(68,849,206)	(4,625)	(126,510,462)
Impairment on Bitcoins	(6,986,921)	-	-	(6,986,921)
Realized gain on sale/exchange of Bitcoins	18,231,133	-	-	18,231,133
Balance as of December 31, 2023	43,896,507	60,860	21,087	43,978,454

The net income received or to be received by digital assets, as presented in consolidated statement of cash flow, consists of following item (a), (b), (c) and (d).

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	DIGITAL ASSETS (Continued)

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the years ended December 31, 2023 and 2022:

	For the year ended December 31,
	2023	2022
	US$	US$

DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized from selling products and services which was settled or will be settled in digital assets (a)	183,908,345	119,117,153
Adjusted by the changes of operating assets and liabilities:
Account receivable to be settled in digital assets	2,431,414	5,517,283
Contract liabilities received in digital assets	41,281,727	(2,909,159)
Digital assets received from customers for products and services	227,621,486	121,725,277

Revenue recognized from Bitcoin self-mining operation (b)	100,197,667	60,290,623

Cost and expenses settled or to be settled by digital assets (c)	(101,371,379)	(78,426,803)
Adjusted by the changes of operating assets and liabilities:
Prepayments made in digital assets to suppliers	(24,035,453)	(4,750,064)
Accounts payable to be settled in digital assets	(7,272)	(2,727,565)
Payments made in digital assets by a related party on behalf of Company	-	(37,316)
Other receivables to be settled in digital assets	(129,929)	-
Other payables to be settled in digital assets	(966,429)	1,572,240
Costs and expenses paid in digital assets	(126,510,462)	(84,369,508)

Impairment of digital assets	(6,986,921)	(12,948,969)
Digital assets due from FTX (Note 6)	-	(7,742,348)
Other income received in digital assets (d)	378,491	-
Net gain on settlement of digital asset borrowings	-	4,206,292
Realized gain on sale of digital assets	18,231,133	4,947,841
Net digital assets provided by operating activities	212,931,394	86,109,208

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Digital assets purchased by fiat cash	45,429,698	10,824,901
Sales of digital assets in exchange for fiat cash	(222,393,176)	(71,354,362)
Purchase of equipment	-	(21,496,033)
Net digital assets used in investing activities	(176,963,478)	(82,025,494)

Net increase in digital assets	35,967,916	4,083,714
Digital assets at beginning of year	8,010,538	3,926,824
Digital assets at end of year	43,978,454	8,010,538

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable and allowance for credit losses consisted of the following:

	As of December 31,
	2023	2022
	US$	US$

Accounts receivables	4,150,433	6,878,035
Allowances for credit losses	(312,000)	(608,188)
	3,838,433	6,269,847

The following table presents the activity in the allowance for credit losses for the years ended December 31, 2023, and 2022:

	As of December 31,
	2023	2022
	US$	US$

Opening balance	608,188	-
Credit loss expense	-	608,188
Written-off	(296,188)	-
Closing balance	312,000	608,188

5.	PREPAYMENTS

	As of December 31,
	2023	2022
	US$	US$

Prepayment to suppliers (1)	33,971,702	9,309,322
Prepaid offering costs (2)	2,696,441	2,434,037
Advances for extension fee (3)	2,830,000	740,000
Others	67,978	40,630
	39,566,121	12,523,989

(1)	Prepayment to suppliers primarily represented hosting services fee, hash rate fee and other service fees prepaid to suppliers for which the relevant services have not been rendered. All service fees paid in advance are initially recorded as prepayment and recognized in the consolidated statements of comprehensive income in the period in which the services are provided.

(2)	Prepaid offering costs are costs related to business combination with Arisz Acquisition Corp. (“Arisz”) and will be charged to “Additional paid-in capital” upon completion of the business combination. Such costs primarily include legal and advisory cost.

(3)	Advances for extension fee related to prepayments to Arisz for the extension to consummate the business combination.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	OTHER CURRENT ASSETS

Other current assets consisted of the following:

	As of December 31,
	2023	2022
	US$	US$

Custodian assets held by FTX	9,826,600	9,826,600
Deposits due from third parties	1,879,821	184,390
Interest receivable - fixed deposits	57,695	81,095
Others	5,505	35,292
Total	11,769,621	10,127,377
Less: Allowance for credit losses	(9,926,355)	(9,826,600)
	1,843,266	300,777

The following table presents the activity in allowance for credit losses for the years ended December 31,2023 and 2022:

	As of December 31,
	2023	2022
	US$	US$

Opening balance	9,826,600	-
Credit loss expense	99,755	9,826,600
Closing balance	9,926,355	9,826,600

In November 2022, FTX cryptocurrency exchange filed for Chapter 11 bankruptcy. The Company had US$2.09 million in US dollars and 480 Bitcoin worth US$7.74 million (measured at the carrying value of Bitcoin as of December 31, 2022) in its FTX account. Due to the uncertain outcome of the bankruptcy, the Company reclassified the funds as custodian assets held by FTX and recorded a full impairment charge on those balances during 2022.

7.	EQUIPMENT, NET

Equipment consisted of the following:

	As of December 31,
	2023	2022
	US$	US$

Servers, computer and network equipment	140,204	73,468
Mining equipment	136,226,403	136,226,403
Total cost of equipment	136,366,607	136,299,871
Less: Accumulated depreciation:
- Servers, computers and network equipment	(70,674)	(25,164)
- Mining equipment	(42,589,423)	(18,134,149)
Total accumulated depreciation	(42,660,097)	(18,159,313)

Accumulated impairment loss	(11,849,595)	(11,849,595)

Net book value	81,856,915	106,290,963

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	EQUIPMENT, NET (Continued)

Depreciation expenses were US$24.50 million, US$18.16 million and US$2,860 for the years ended December 31,2023, 2022 and 2021 respectively.

During the year ended December 31, 2022, the Company recognized an impairment charge of approximately US$11.85 million on its mining equipment due to challenging market conditions, significant and prolong decline in Bitcoin prices and market value of mining equipment.

During the year ended December 31, 2023, the Company did not identified any impairment indicator for its equipment.

8.	LONG-TERM PAYABLES

	As of December 31,
	2023	2022
	US$	US$

Payables for purchasing mining equipment – non-current portion
Opening balance	109,435,141	-
Addition	-	109,435,141
Repayment	(6,999,939)	-
Closing balance	102,435,202	109,435,141

The long-term payables represented amount due to a supplier for purchase of mining equipment in 2022. Pursuant to the purchase agreements and the supplemental agreements entered between the supplier and the Company, the outstanding purchase price will mature on June 30, 2025, unsecured and subjected to an interest rate of 3% - 6% per annum. Early and partial repayment before the maturity date is acceptable when initiated by the Company and agreed by both parties.

9.	CONTRACT LIABILITIES

Contract liabilities primarily represented 1) cloud mining service fees prepaid by customers for which the relevant services have not been provided; 2) prepayment from customer for sales of mining equipment for which the equipment has not been delivered. The contract liabilities will be recognized in the consolidated statements of comprehensive income in the period in which the control of the services or goods are transferred to the customers within next twelve months.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	INCOME TAXES

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022, which is effective January 1, 2023 and contains provisions implementing a 15% minimum corporate income tax on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. While the company is continuing to evaluate the impact of these provisions, at this time, they are not expected to have a material impact on the company’s consolidated financial statements.

The components of the provision for income taxes are as follows:

	As of December 31,
	2023	2022	2021
	US$	US$	US$

Current income tax expense/(benefit):
US-Federal	-	-	-
US-State	-	-	-
Foreign	(1,967,421)	3,805,213	1,043,451
Total current income tax expense/(benefit)	(1,967,421)	3,805,213	1,043,451

Deferred tax expense/(benefit):
US-Federal	(991,250)	(2,420,618)	-
US-State	(236,011)	(576,338)	-
Foreign	5,377,966	(1,474,186)	-
Total deferred tax expense/(benefit)	4,150,705	(4,471,142)	-

Total income tax expense/(benefit)	2,183,284	(665,929)	1,043,451

Effective tax rates of 17.22% for 2023, (37.48%) for 2022 and 17.48% for 2021 differ from the federal statutory rate applied to income before income taxes due to the following:

	As of December 31,
	2023	2022	2021
	US$	US$	US$

Federal income tax benefit at the statutory rate	(991,250)	(2,420,618)	-
Effect of:
State income taxes	(236,011)	(576,338)	-
Foreign taxes	3,494,884	2,331,027	1,043,451
Other, net	(84,339)	-	-
Income tax expense/(benefit)	2,183,284	(665,929)	1,043,451

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	INCOME TAXES (Continued)

The Company’s net deferred tax assets/(liabilities) were as follows:

	As of December 31,
	2023	2022
	US$	US$

Deferred tax assets:
Impairment loss on digital assets	209,966	107,635
Impairment loss on mining equipment	3,080,895	3,080,895
Net operating loss carryforwards	6,319,614	1,555,942
Credit loss provision for receivables	81,120	131,472
Impairment loss on assets held by FTX	1,356,130	1,316,199
Limits on interest expense deduction	2,087,147	647,893
Total gross deferred tax assets	13,134,872	6,840,036

Deferred tax liabilities:
Digital asset	(5,469,875)	-
Depreciation of equipment	(7,344,560)	(2,368,894)
Total gross deferred liabilities	(12,814,435)	(2,368,894)

Net deferred tax assets	320,437	4,471,142

	As of December 31,
	2023	2022
	US$	US$

Deferred tax assets/(liabilities):
Singapore	(3,903,780)	1,474,186
United States	4,224,217	2,996,956
Net deferred tax assets	320,437	4,471,142

Net operating loss carryforwards: Ethereal US has approximately US$19.63 million and US$4.67 million of federal and state tax Net Operating Losses (“NOLs”), respectively, that may be available to offset future taxable income. Under the Tax Cuts and Jobs Act, US$19.63 million federal and US$4.67 million state NOLs incurred after December 31, 2017 are carried forward indefinitely but may be limited in utilization to 80% of taxable income.

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2023, and 2022. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the years ended December 31, 2023, and 2022.

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax for the state of North Dakota, South Carolina, Montana and other states. Additionally, one of the subsidiary is subject to income tax in Singapore. The Company files federal, state, and foreign income tax returns. The 2021-2022 tax years generally remain subject to examination by the IRS and various state taxing authorities, although the Company is not currently under examination in any jurisdiction.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2023	2022
	US$	US$

Amount due to third parties	1,540,233	1,467,838
Interest payable	2,731,168	857,296
Accrued expenses	1,096,397	966,485
	5,367,798	3,291,619

The interest payable represented the accrued interest for long-term payables owed to the mining equipment supplier with interest rate ranging from 3% to 6% per annum.

During the years ended December 31, 2023, 2022, and 2021, the Company recorded interest expenses of US$5.54 million, US$2.52 million, and Nil, respectively.

12.	REVENUE BY CATEGORIES

Revenue by products or services

The Company operates in a single operating segment that mainly includes: 1) cloud mining solutions services; 2) self-mining; 3) sale of mining equipment; 4) leasing of mining equipment; 5) sourcing services for mining machine; and 6) providing hosting services and others.

The following table summarizes the revenue generated from different revenue streams:

	As of December 31,
	2023	2022	2021
	US$	US$	US$

Cloud mining solutions	178,044,160	99,391,592	75,855,841
Self-mining revenue	100,197,667	60,290,623	-
Sale of mining equipment	-	10,400,000	18,176,401
Leasing of mining equipment	-	1,335,706	7,290,904
Sourcing commission for mining equipment	-	18,791,519	780,342
Hosting services and others	5,864,185	7,989,334	940,097
	284,106,012	198,198,774	103,043,585

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	REVENUE BY CATEGORIES (Continued)

Revenue by geographical location

The following table also summarizes the revenue (excluding self-mining revenue) generated from different continents:

	2023		2022		2021
	Amount	%	Amount	%	Amount	%
	US$		US$		US$

North America	99,042,513	54%	98,002,901	71%	23,519,663	23%
Europe	47,372,340	26%	28,601,831	21%	14,290,257	14%
Asia	31,113,076	17%	10,319,535	7%	64,551,219	62%
Others	6,380,416	3%	983,884	1%	682,446	1%
Total revenue (i)	183,908,345	100%	137,908,151	100%	103,043,585	100%

The basis for attributing revenues by continent is based on the customers’ Know Your Customer (“KYC”) information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

(i)	Total revenue excludes self-mining revenue.

Revenue by consideration

The amount of revenue recognized from receipt of digital assets and receipt of US$ is presented separately as following:

	As of December 31,
	2023	2022	2021
	US$	US$	US$

Revenue recognized in digital assets payment	284,106,012	179,407,776	91,183,384
Revenue recognized in US dollars payment	-	18,790,998	11,860,201
	284,106,012	198,198,774	103,043,585

13.	REALIZED GAIN ON SALE OF DIGITAL ASSETS

The Company accumulates Bitcoin mined through its self-mining operation and exchange Bitcoin for fiat currencies at establish cryptocurrency exchanges, such as Coinbase, to satisfy its working capital needs from time to time The Company also receives other digital assets, such as Bitcoin, ETH, BCH and USDT, as payments for its cloud mining service and hosting services. Digital assets that are received as service payments would be converted into USDT and then US dollars. The difference between the carrying amount of the sold digital asset and the fair value of the received digital asset in exchange or fiat currency is recognized as either gain or loss on sales of digital assets during the year.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	REALIZED FAIR VALUE GAIN ON DIGITAL ASSET BORROWINGS

On February 8 and March 26, 2022, the Company entered into agreements with a third party to borrow 300 Bitcoin at 1% annual interest rate. The borrowed funds were primarily used to supplement working capital.

Upon receipt of the Bitcoins, the Company converted them into USDT and fiat currency.

The digital asset borrowings were scheduled to mature at the end of June 2022, and on June 2, 2022, the Company repaid the lender with 300 Bitcoin units and realized a fair value gain on digital asset borrowings due to changes in the Bitcoin spot price between the day of receipt and the day of repayment.

15.	STOCKHOLDERS’ EQUITY

Common stock

The Company’s authorized share capital is US$50,000 divided into 500,000,000 ordinary shares, consisting of 300,000,000 Class A ordinary shares of par value of $0.0001 each and 200,000,000 Class B ordinary shares of par value of $0.0001 each. All ordinary shares issued and outstanding were fully paid and non-assessable.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at the general meetings, and each Class B ordinary share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the general meetings.

Each Class B ordinary share is convertible into one Class A ordinary share at any time at the option of the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder to any person or entity which is not the founder of the Company or an affiliate of the founder, or upon a change of ultimate beneficial ownership of Class B ordinary shares to any person or entity which is not the founder or an affiliate of the founder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

On February 29, 2024, the Company completed the business combination with Arisz and upon consummation of the business combination (Note 20), BitFuFu Inc. issued 150,000,000 ordinary shares to Finfront Holding Company’s shareholders. As a result, to reflect the conversion effect, the outstanding shares and earnings per share for December 31, 2023, 2022 and 2021 are calculated based on weighted average ordinary shares.

Treasury shares

In January 2022, Finfront entered into an Agreement and Plan of Merger with Arisz, pursuant to which Finfront will be merged with Arisz. As part of the execution of the Merger Agreement, Ethereal Singapore purchased 128,206 shares of Arisz common stock from the Sponsor for a purchase price of US$1,250,000. In October 2022, Ethereal Singapore entered into a Second Stock Purchase Agreement with the Sponsor, pursuant to which Ethereal Singapore agreed to purchase 76,142 shares of Arisz common stock for a purchase price of US$750,000.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	RELATED PARTY TRANSACTIONS

Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”) Computing Inactive Beijing Technology Ltd (“Computing Inactive”)	Related parties of one of the Company’s shareholders An entity controlled by the Company’s principal shareholder
Mr. Liang Lu	Ultimate controller of the Company

Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021
	US$	US$	US$

Services provided by:
- Computing Inactive	-	-	906,939
- Bitmain	166,540,600	83,877,580	7,007,454

The Company purchased infrastructure hosting services from Bitmain in 2023 and 2022 which amounted to approximately US$166.54 million and US$83.88 million respectively and were recognized in cost of revenues.

The Company had the following related party balances as of December 31, 2023 and 2022:

	As of December 31,
	2023	2022
	US$	US$

Amount due from related parties:
- Mr. Liang Lu (ii)	37,730	37,316

Amount due to a related party:
- Bitmain (i) (ii)	30,228,914	67,162,189

(i)	The amounts due to Bitman as at December 31, 2023 and 2022 were related to hosting services fees.

(ii)	The amount due from/to related parties as of December 31, 2023 and 2022 was interest free without a stated maturity.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to BitFuFu’s top three customers contributed 26%, 31% and 51% of its total revenue in 2023, 2022 and 2021 respectively. Although the Company continually seeks to diversify its customer base, it cannot assure you that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers to its total revenue exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company.

The below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue in 2023, 2022 and 2021:

	As of December 31,
	2023	2022	2021

Customer A	15%	17%	30%
Customer B	-	5%	15%
Customer C	-	-	6%
Customer D	6%	9%	-
Customer E	5%	-	-

As of December 31, 2023, Customer B accounted for 80% of the Company’s accounts receivable. This is a decrease from December 31, 2022, when Customer B accounted for 95% of the Company’s accounts receivable.

The Company relies on a limited number of suppliers to provide it with digital asset mining equipment and hosting facilities at economical prices. In 2023, 2022 and 2021, the Company’s purchase from its largest supplier accounted for 61%, 52% and 7% of its total cost of revenue respectively.

The below table represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	As of December 31,
	2023	2022	2021

Supplier A	13%	32%	82%
Supplier B	61%	52%	7%
Supplier C	9%	-	-

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	FAIR VALUE MEASUREMENT

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

In addition to recurring fair value measurements of assets and liabilities, we also measure certain non-financial assets and liabilities at fair value on a non-recurring basis. For our equipment, fair value measurement is triggered when there are indications of impairment and the carrying amount exceeds the projected undiscounted cash flows of the asset. We record these assets at fair value only when an impairment charge is recognized.

Assets and liabilities not measured at fair value on a recurring basis

As of December 31, 2023 and 2022, the fair value of cash and cash equivalents, accounts receivables, net, prepayments to suppliers, other current assets, accounts payables, contract liabilities, accrued expenses and amount due from/due to related parties approximated their carrying values because of the short-term nature of these instruments.

The carrying amounts of long-term payables approximate their fair values as they are subject to interest rates close to the market rate of interests for similar arrangements with financial institutions.

19.	COMMITMENTS AND CONTINGENCIES

On November 6, 2023, Ethereal Singapore was named as a defendant in a lawsuit filed in the United States Bankruptcy Court for the District of Delaware. The lawsuit relates to an alleged agreement to sell at a discount of Ethereal Singapore’s creditor claim against FTX’s bankruptcy estate. The plaintiff seeks specific performance by Ethereal Singapore to complete the transfer of the subject claim to the plaintiff or, alternatively, damages in an amount equal to the difference between the alleged purchase prices of the subject claim and the ultimate amounts distributed by the FTX bankruptcy estate on the account of that claim. As discussed in Note 6, as a result of the FTX bankruptcy proceeding, we recorded 100% impairment loss for the claim of US$9.8 million in 2022 (measured using the carrying value of Bitcoin as of December 31, 2022) on assets, including the underlying assets of this lawsuit’s subject claim, held at FTX. On March 1, 2024, the Bankruptcy Court for the District Delaware approved the parties’ stipulation to transfer the case to the Southern District of New York. While the Company intends to defend such lawsuit vigorously, the Company cannot accurately predict the outcome of such ongoing litigation, or estimate the magnitude of such outcome, due to its early stage.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	SUBSEQUENT EVENTS

The Company has assessed all subsequent events that occurred from December 31, 2023, up through April 25, 2024, which is the date that these consolidated financial statements were issued. Other than described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

(1)	On February 29, 2024, the Company completed the business combination with Arisz pursuant to the Merger Agreement by and between Arisz and Finfront. The business combination was effected in two steps: On February 29, 2024, (1) Arisz merged with and into BitFuFu Inc. (the “Redomestication Merger”), with BitFuFu Inc. surviving the Redomestication Merger as a publicly traded entity; and (2) immediately following the Redomestication Merger, Boundary Holding Company, the subsidiary of BitFuFu Inc., merged with and into Finfront Holding Company (the “Acquisition Merger”), with Finfront Holding Company surviving the Acquisition Merger as a wholly-owned subsidiary of BitFuFu Inc..

The listed company following the Business Combination is BitFuFu Inc., and its Class A ordinary shares and warrants commenced trading on the Nasdaq Stock Market under the ticker symbols “FUFU” and “FUFUW”, starting March 1, 2024. The Business Combination will be accounted for as a reverse recapitalization in accordance with US GAAP.

(2)	On March 4, 2024, an entity that holds some Arisz public warrants (the “Warrant Holder”) sent the Company a letter alleging that the Company had breached the warrant agreement between Arisz and Continental Stock Transfer & Trust Company when the Company allegedly failed to allow the Warrant Holder to exercise its public warrants on that same day, thus, resulting in potential loss to the Warrant Holder. The Warrant Holder threatened to file litigation against the Company. The Company disputes the claim of breach and maintains that it has not breached the warrant agreement. The Company cannot accurately predict the outcome of such dispute, or estimate the magnitude of such outcome, due to its early stage.

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

ARISZ ACQUISITION CORP.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

For the Year Ended September 30, 2023

	Common Stock		Additional Paid-in	Accumulated	Total Stockholders’
	Shares(1)	Amount	Capital	Deficit	Deficit
Balance as of September 30, 2022 (As restated)	2,001,389	$200	$—	$(2,623,563)	$(2,623,363)
Additional deposits to Trust Account for extension	—	—	—	(1,980,000)	(1,980,000)
Remeasurement of common stock to redemption value	—	—	—	(2,386,358)	(2,386,358)
Reimbursement from Trust for franchise and income taxes				483,833	483,833
Excise tax imposed on common stock redemptions				(391,931)	(391,931)
Net income	—	—	—	1,216,880	1,216,880
Balance as of September 30, 2023	2,001,389	$200	$—	$(5,681,139)	$(5,680,939)

For the Year Ended September 30, 2022 (Restated)

	Common stock		Additional Paid-in	Accumulated	Total Stockholders’ Equity
	Shares(1)	Amount	Capital	Deficit	(Deficit)
Balance as of September 30, 2021	1,725,000	$172	$24,828	$(490)	$24,510
Sale of public units in initial public offering	6,900,000	690	68,999,310	—	69,000,000
Sale of private placement units	276,389	28	2,763,858	—	2,763,886
Sale of unit purchase option to underwriter	—	—	100	—	100
Underwriter commissions	—	—	(4,312,500)	—	(4,312,500)
Offering costs	—	—	(425,383)	—	(425,383)
Reclassification of common stock subject to redemption	(6,900,000)	(690)	(59,614,295)	—	(59,614,985)
Allocation of offering costs to common stock subject to redemption	—	—	4,760,749	—	4,760,749
Remeasurement of common stock to redemption value	—	—	(12,196,667)	(2,367,172)	(14,563,839)
Net loss	—	—	—	(255,901)	(255,901)
Balance as of September 30, 2022	2,001,389	$200	$—	$(2,623,563)	$(2,623,363)

(1)	Shares were retroactively restated to reflect a 1.2-for-1.0 stock split occurred in October 2021.

The accompanying notes are an integral part of these financial statements.

ARISZ ACQUISITION CORP.
STATEMENTS OF CASH FLOWS

	For the Year Ended September 30, 2023	For the Year Ended September 30, 2022 (Restated)
Cash Flows from Operating Activities:
Net income (loss)	$1,216,880	$(255,901)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Interest earned on investments held in Trust Account	(2,386,358)	(418,075)
Changes in operating assets and liabilities:
Prepaid expenses	(5,059)	(16,836)
Accounts payable and accrued expenses	221,787	82,573
Interest payable	51,229	—
Income tax payable	85,758	76,625
Franchise tax payable	(26,800)	46,800
Net cash used in operating activities	(842,563)	(484,814)

Cash Flows from Investing Activities:
Cash deposited in Trust Account for extension	(1,980,000)	—
Cash withdrawn from Trust Account to pay franchise tax and income taxes	483,833	—
Cash withdrawn from Trust Account for public stockholder redemptions	39,193,137	—
Purchase of investment held in Trust Account	—	(69,000,000)
Net cash provided by (used in) investing activities	37,696,970	(69,000,000)

Cash Flows from Financing Activities:
Proceeds from sale of public units through public offering	—	69,000,000
Proceeds from sale of private placement units	—	2,763,886
Proceeds from sale of unit purchase option	—	100
Proceeds from issuance of promissory note to Bitfufu	2,380,000	—
Payment to redeemed public stockholders	(39,193,137)	—
Repayment of promissory note to related party	—	(105,000)
Payment of underwriters’ commissions	—	(1,725,000)
Payment of deferred offering costs	—	(350,383)
Net cash provided by (used in) financing activities	(36,813,137)	69,583,603

Net Change in Cash	41,270	98,789
Cash – Beginning of the Year	173,789	75,000
Cash – End of the Year	$215,059	$173,789

Supplemental Disclosure of Non-cash Financing Activities
Initial classification of common stock subject to redemption	$—	$59,614,985
Deferred underwriting fee	$—	$2,587,500
Remeasurement of common stock to redemption value	$3,882,526	$14,563,839

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