Form 20-F
period 2024-12-31
Bitfufu Inc.
filed 2025-04-21
CIK 1921158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________

Commission File Number: 001-41972

BitFuFu Inc.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

9 Temasek Boulevard

Suntec Tower 2, #13-01

Singapore 038989

(Address of Principal Executive Offices)

Leo Lu, Chief Executive Officer

Telephone: +65 6252 7569

9 Temasek Boulevard

Suntec Tower 2, #13-01

Singapore 038989

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Class A ordinary shares, par value US$0.0001 per share	FUFU	Nasdaq Capital Market (The Nasdaq Stock Market LLC)
Warrants, each exercisable for three fourths (3/4) of Class A ordinary share	FUFUW	Nasdaq Capital Market (The Nasdaq Stock Market LLC)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2024, there were 163,106,615 ordinary shares issued and outstanding, being the sum of (i) 28,106,615 Class A ordinary shares and (ii) 135,000,000 Class B ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐
				Emerging growth company	☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

Certain Terms and Conventions

Except as otherwise indicated or required by context, references in this annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “Report”) to “we,” “us,” “our,” “our company” and “the Company” are to BitFuFu Inc., a Cayman Islands exempted company with limited liabilities and its subsidiaries.

●	References to “Amended and Restated Memorandum and Articles of Association” are to our Amended and Restated Memorandum and Articles of Association adopted by a special resolution of the Company passed on February 29, 2024 (as may be amended from time to time);

●	References to “Arisz” are to Arisz Acquisition Corp.;

●	References to “Arisz Common Stock” are to common stock of Arisz;

●	References to “Arisz Rights” are to rights of Arisz, each right entitling the holder thereof to receive one-twentieth (1/20) of one share of Arisz Common Stock upon the consummation of an initial business combination of Arisz;

●	References to “Arisz Warrants” are to redeemable warrants of Arisz, each entitling the holder thereof to purchase three-fourths (3/4) of one share of Arisz Common Stock at a price of US$11.50 per whole common stock, subject to adjustment;

●	References to “Bitmain” are to Bitmain Technologies Ltd., a world-leading cryptocurrency mining hardware manufacturer and a related party to a shareholder of the Company;

●	References to “BTC,” “ETH,” “BCH” and “USDT” are to Bitcoin, Ethereum, Bitcoin Cash and Tether, respectively;

●	References to “Business Combination” are to the transaction contemplated under the Merger Agreement, including but not limited to (i) the merger of Arisz with and into the Company (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity (the time at which the Redomestication Merger became effective is the “Redomestication Merger Effective Time”); and (ii) Merger Sub merged with and into Finfront (the “Acquisition Merger”), with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of the Company;

●	References to “Chardan” are to Chardan Capital Markets, LLC;

●	References to “China” or “mainland China” are to the People’s Republic of China, excluding, for the purpose of this Report only, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

●	References to “Class A ordinary shares” are to the Class A ordinary shares of BitFuFu Inc., par value US$0.0001 per share;

●	References to “Class B ordinary shares” are to the Class B ordinary shares of BitFuFu Inc., par value US$0.0001 per share;

●	References to “Closing” are to the closing of the Business Combination, which occurred on February 29, 2024;

●	References to “Companies Act” are to Cayman Islands Companies Act (2025 Revision), as amended;

●	References to “ET” or “Ethereal Singapore” are to Ethereal Tech Pte. Ltd., a subsidiary of BitFuFu Inc., which was incorporated under the laws of Singapore;

●	References to “Ethereal US” are to Ethereal Tech US Corporation, a subsidiary of BitFuFu Inc., which was incorporated under Delaware law;

●	References to “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	References to “Finfront” are to Finfront Holding Company, a wholly owned subsidiary of the Company;

●	References to “hash calculation” are to solving cryptographic hash functions on specific blockchain;

●	References to “hash rate” are to the amount of hash calculations that could be processed per second;

●	References to “Investment Company Act” are to the Investment Company Act of 1940, as amended;

●	References to “JOBS Act” are to Jumpstart Our Business Startups Act;

●	References to “Merger Agreement” are to the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023), by and between Arisz and Finfront, as supplemented by the joinder agreement by and among the Company, Finfront, Merger Sub and Arisz, dated April 4, 2022 and the supplemental joinder agreement by and among the Company, Finfront, Merger Sub and Arisz, dated December 20, 2023;

●	References to “Merger Sub” are to Boundary Holding Company;

●	References to “Nasdaq” are to The Nasdaq Stock Market LLC;

●	References to “ordinary shares” are to the Class A ordinary shares and Class B ordinary shares of BitFuFu Inc.;

●	References to “PIPE” are to private investment in public equity;

●	References to “PIPE Shares” are to the Class A ordinary shares issued to the accredited investors (the “Subscribers”) in the PIPE;

●	References to “SEC” are to the Securities and Exchange Commission;

●	References to “Securities Act” are to the Securities Act of 1933, as amended;

●	References to “Sponsor” are to Arisz Investments LLC, a Delaware limited liability company affiliated with Arisz’s chairman and chief executive officer;

●	References to “U.S. dollars,” “$,” or “US$” are to the legal currency of the United States;

●	References to “U.S. GAAP” or “GAAP” are to accounting principles generally accepted in the United States;

●	References to “Unit Purchase Option” are to the option, dated November 17, 2021, issued to Chardan, for $100.00, to purchase up to 115,000 units (the “Option Units”) exercisable at $11.50 per unit commencing on the closing of a Business Combination. The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option. Each Option Unit, upon issuance, contains one Class A Ordinary Share, one Warrant and one right, which upon automatic conversion entitles the holder thereof to receive one-twentieth (1/20) of one Class A Ordinary Shares; and

●	References to “Warrant” are to the warrants of the Company, each entitling its holder thereof to purchase three fourths (3/4) of one Class A ordinary share at an exercise price of US$11.50 per whole share, subject to adjustment.

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

Summary of Risk Factors

Risks Related to Our Business

Risks and uncertainties relating to our business include, but are not limited to, the following:

●	our limited operating history and rapid growth making it difficult to evaluate our business and prospects;

●	our ability to innovate and provide services and products that meet the expectations of our customers;

●	price fluctuations of digital assets, in particular that of Bitcoin;

●	our ability to compete effectively against current and future competitors;

●	our reliance on a limited number of suppliers to provide us with digital asset mining equipment, hosting facilities, and other products or services critical to our business;

●	our customer concentration; and

●	risks related to power supply, including increases in power costs and power outage.

Risks Related to Our Operations

Risks and uncertainties relating to our operations include, but are not limited to, the following:

●	security breaches, threats and attacks affecting us or the digital asset industry;

●	system failure or other service disruptions of our system;

●	our ability to maintain relevant licenses and permits;

●	our reliance on third-party service providers to safeguard and manage certain digital assets;

●	risks related to loss of digital assets;

●	involvement in legal or other disputes;

●	risks related to prepayments and deposits to suppliers and account receivables from customers; and

●	uncertainties with respect to the accounting treatment of digital assets.

 Risks Related to Our Industry

Risks and uncertainties relating to our industry include, but are not limited to, the following:

●	adverse changes in the regulatory and policy environment of digital assets and relevant industry players in multiple jurisdictions;

●	concerns about greenhouse gas emissions, global climate change and other ESG issues;

●	changes to the method of validating blockchain transactions;

●	increase in mining difficulty and reduced economic returns of digital asset mining activities;

●	reduced demand for blockchain technology, blockchain networks and digital assets; and

●	fraud, hacking or other adverse events to the digital asset networks.

 Risks Related to the Regulatory Framework

Risks and uncertainties relating to the regulatory framework include, but are not limited to, the following:

●	current and future legislation imposing greater restrictions on the digital assets;

●	determination of us as an investment company under the Investment Company Act and relevant regulatory requirements;

●	requirement to register as money services business or similar compliance requirements;

●	a digital asset’s being determined as a “security” under relevant laws, and the related registration and other compliance requirements; and

●	difficulties in securing relationship with financial institutions due to our operations in the digital asset industry.

Risks Related to Our Securities

Risks and uncertainties relating to our securities include, but are not limited to, the following:

●	uncertainty in the development of an active trading market for our shares;

●	price volatility of our shares;

●	sale or availability for sale of substantial amounts of our shares;

●	potential additional dilution resulted from the exercise of warrants;

●	warrant may expire worthless, as they may never be in the money;

●	potential dilution for existing shareholders upon our issuance of additional shares;

●	potential treatment of our company as a passive foreign investment company;

●	our dual-class structure and impact on relevant shareholders’ ability to influence corporate matters;

●	our Amended and Restated Memorandum and Articles of Association and Cayman Islands law may have the effect of discouraging lawsuits against our directors and officers;

●	anti-takeover provisions contained in our Amended and Restated Memorandum and Articles of Association, as well as provisions of Cayman Islands law, could impair a takeover attempt;

●	exemptions from requirements applicable to other public companies due to our status as an emerging growth company;

●	difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in this Report based on foreign laws;

●	ability to maintain the listing of our securities on Nasdaq in the future; and

●	exemptions from certain corporate governance requirement under the Corporate Governance Rules of Nasdaq due to our status as a “controlled company.”

Risks Related to Our Business

Our limited operating history and rapid growth may make it difficult to evaluate our business and prospects, and our historical results may not be indicative of our future performance.

We have a short operating history and have experienced rapid growth in terms of revenue, number of customers and total cloud-mining capacity, or the capacity to provide hash calculations, since our establishment in December 2020. In particular, our revenues increased from US$198.2 million in 2022 to US$284.1 million in 2023, and further to US$463.3 million in 2024. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends, our limited operating history and rapid growth may not be indicative of our future performance, and we may not be able to accurately forecast our future performance and growth potentials and budget our costs and operating expenses accordingly.

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

If we fail to continually innovate and to provide services and products that meet the expectations of our customers, we may not be able to attract new customers or retain existing customers, and hence our business and results of operations may be adversely affected.

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

The demand for, and pricing of, our services and products are determined primarily by the expected economic return of digital asset mining activities, in particular those of Bitcoin, which in turn is significantly affected by expectations with respect to their prices, among other factors. The price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future. For example, the price of Bitcoin ranged from approximately US$16,000 to approximately US$46,000 in 2022, from approximately US$17,000 to approximately US$44,000 in 2023, and from approximately US$42,000 to approximately US$106,500 in 2024, and have continued to experience significant volatility since then, reaching approximately US$81,600 as of March 31, 2025, according to Google Finance. In 2022 and 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to further price decreases in Bitcoin observed during those periods, and a loss of investor confidence in the digital asset industry, which in turn may materially and adversely affect the demand of our cloud-mining services and mining equipment, as well as the profitability of our self-mining business.

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

Furthermore, fluctuations in the price of digital assets may affect the value of our fixed assets or inventories, which primarily consist of Bitcoin miners, as well as the provision we make to the inventory as we manage inventory level based on, among others, forecasts for sales and service provisions. As we may increase our procurement volume for the launch of new services or products or due to expected surge of demand, a significant drop in the price of digital assets can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. A significant drop in the price of digital assets may also subject us to impairment loss for digital assets held for our own account. For example, we recorded impairment losses on digital assets of US$12.9 million, US$7.0 million, and nil in 2022, 2023, and 2024, respectively, when the price of Bitcoin declined significantly against its carrying value. As of January 1, 2024, we have early adopted fair value measurement in accordance with ASU 2023-08, resulting in a fair value gain of US$37.6 million recorded in 2024. As a result, any future significant reductions in the price of Bitcoin and other digital assets will likely have a material and adverse effect on our results of operations and financial condition.

We hold stablecoins for our business operations, and are subject to the risks associated with stablecoins.

We hold stablecoins, in particular USDT, for our business operations. As of December 31, 2022, 2023 and 2024, the total value of USDT that we held for our own account was approximately US$55,515, US$60,860 and US$4,817,051 respectively. For example, we may receive USDT as payments for our cloud-mining service, and other digital assets such as BTC and ETH received by us as service payments are automatically converted into USDT. Since October 2022, we have begun to convert our USDT into U.S. dollars and deposit them with banking institutions on a timely basis according to our treasury management strategy. See “Item 4. Information on the Company—B. Business Overview—Digital Assets.” A stablecoin is a digital asset that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like the U.S. dollars. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation and is therefore unable to fulfill one-for-one redemptions. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. Some have also argued that stablecoins may be involved in money laundering. On February 17, 2021, the New York Attorney General entered an agreement with USDT’s operators, requiring them to cease any further trading activity with New York persons and pay US$18.5 million in penalties for false and misleading statements made regarding the assets backing USDT.

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

We rely on a limited number of suppliers to provide us with products and services, including but not limited to miners, hash rates and hosting facilities, at economical prices. For the years ended December 31, 2022, 2023 and 2024, our purchases from top three suppliers accounted for 84%, 83%, and 81% of our total cost of revenue in the same periods, respectively. Particularly, we purchased and leased miners from and gained access to hosting facilities in a number of regions and countries through collaborations with Bitmain, our largest supplier in 2024. In 2022, 2023 and 2024, costs attributed to agreements with Bitmain, as a percentage of our total cost of revenue, was approximately 52%, 61% and 41%, respectively. If we are unable to maintain business relationship with our suppliers such as Bitmain and the other key suppliers, our operations could be disrupted, and our business, financial condition and results of operations would be adversely affected. We may not be unable to obtain miners and hosting services from other suppliers at commercially reasonable term in a timely manner, or at all. Our ability to meet the increasing demand of our services and products and grow our business is dependent, in large part, on the availability of advanced mining equipment and hosting resources offered to us at commercially reasonable prices. The price and availability of such mining equipment fluctuate with the price of Bitcoin or other digital assets. Higher digital asset prices tend to increase the demand for mining equipment and thus increase the cost to acquire or lease such equipment.

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

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. In 2022, 2023 and 2024, sales to our largest customer accounted for 17%, 15% and 14% of our total revenue in the same periods, respectively. Chainup Technic Limited and its related parties were our largest customer in 2022 and 2023, and Vistra (BVI) Limited was our largest customer in 2024. Additionally, in 2022, 2023 and 2024, sales to our top three customers accounted for 31%, 26% and 31% of our total revenue in the same periods, respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of revenue contribution from our major customers to our total revenue will decrease in the future. Dependence on a limited number of major customers to our total revenue exposes us to risks of substantial losses if any of them reduces or ceases business collaboration with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue, and have a material and adverse effect on our business, results of operations, financial condition and prospects:

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

Our operations require a significant amount of electric power to power and cool the mining equipment. Power costs represent a significant component underlying our cost of revenue. The amount of power required by us will increase commensurate with the increase in demand for our services and products and mining equipment we operate for ourselves and our customers. Power costs and availability are also vulnerable to seasonality, with increased costs primarily in the summer months. We also face risks of outages and power grid damage as a result of inclement weather, animal incursion, and other events out of our control. We cannot assure you that the facilities hosting our miners will be able to deliver sufficient power to meet the growing needs of our business on commercially reasonable terms. Currently, part of our power costs are covered in our service framework agreement with Bitmain, which may demand for changes to terms of the service framework agreement, including an upward adjustment to the electricity cost. In addition, we may incur additional electricity costs based on specific orders under such framework arrangements, which may include periodic price adjustment mechanism with reference to local electricity price index. We may not be able to pass on such increase in electricity costs to our customers. Failure by our counterparty to perform its obligation under the contract terms may affect our ability to provide services to our customers and disrupt our business operations. Any significant increase in the power costs could have a material adverse effect on our business, financial condition and results of operations.

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

We incurred cost of revenue of US$162.0 million, US$271.4 million and US$433.6 million in 2022, 2023 and 2024, respectively, and realized a gross profit margin of 18.3%, 4.5% and 6.4% in the same periods, respectively. We achieved a net profit of US$2.4 million, US$10.5 million and US$54.0 million in 2022, 2023 and 2024, respectively. We expect our cost of revenue to continue representing a substantial portion of our total revenue. If we do not manage those costs effectively, our operating and profit margins may be reduced, and our business, financial condition and results of operations may be adversely affected.

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

Rapid, significant and disruptive technological changes continue to impact the digital asset industry. Services and products offered by us may become less marketable due to demand for new processes and technologies, including, without limitation: (i) customer demand for miners with higher hash rate or for new types of digital assets; (ii) new processes to deliver power to, or eliminate heat from, miners; (iii) customer demand for additional cloud-mining or hosting capacity; (iv) new technology that permits higher levels of critical load and heat removal than the facilities are currently designed to provide; (v) limited power supply to support new, updated or upgraded technology; and (vi) a shift to more power-efficient transaction validation protocols. In addition, the systems that connect miners managed by us to the internet and other external networks may become insufficient, including with respect to latency, reliability and diversity of connectivity. We may not be able to adapt to changing technologies, identify and implement new alternatives successfully or meet customer demands for new processes or technologies in a timely and cost-effective manner, if at all, which would have a material adverse effect on our business, financial condition and results of operations.

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

We will need to raise additional funds through equity or debt financings in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. As of December 31, 2024, we had pledged 633 Bitcoins as collateral for our loans or other financing arrangements. A significant and permanent drop in the value of digital assets, in particular Bitcoin, may cause us to lose the ability to do so in the future. In addition, any future disruption in the digital asset industry may destabilize the price of Bitcoin and affect investor confidence in the digital asset industry, which may materially and adversely impair our ability to raise capital in the future. An inability to generate sufficient cash from operations or to obtain additional debt or equity financing would adversely affect our results of operations. Additionally, if this happens, we and our customers may not be able to mine digital assets as efficiently or in similar amounts as our competitors and, as a result, our business and financial condition and results of operations could suffer.

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

Any prolonged slowdown in the global economy may have a negative impact on our business, results of operations and financial condition. For example, the global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and there are new challenges. The global outbreak of COVID-19 had a severe and negative impact on the global economy and financial markets from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over the significant potential changes to United States trade policies, treaties and tariffs, all of which have resulted in market volatility. Additionally, the Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There were and could be in the future a number of domino effects from such turmoil on our business, including significant decreases in orders from our customers; insolvency of key suppliers resulting in delays or interruptions of key supplies; inability of customers to finance purchases of our services and products and/or customer insolvencies; and other counterparty failures negatively impacting our operations. Any systemic economic or financial crisis could cause revenues for the digital assets industry as a whole to decline dramatically and could materially and adversely affect our business, results of operations and financial condition.

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

We accumulate Bitcoin mined through our self-mining operations, and will exchange Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase, to satisfy our working capital needs. We also receive other digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud-mining service and hosting services. Digital assets that are received as service payments would be automatically converted into USDT. Since October 2022, we have begun to convert USDT into U.S. dollars and deposit them with banking institutions on a timely basis according to our treasury management strategy. Prior to December 2022, we held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf if such customers do not have their own digital asset wallets.

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

Since December 2022, we no longer temporarily held digital assets for our customers. As of December 31, 2024, we held 3.77 Bitcoins and approximately 16,970 USDTs that are to be returned to our customers, excluding 225 Bitcoins pledged by our customers as collateral to secure credit from us. To the extent that customers’ digital assets still remain in custodial wallets maintained by Coinbase and Cobo Wallet, we rely on such service providers to safeguard such customers’ digital assets. The security measures designed to prevent, detect, and mitigate inappropriate access to these custodial wallets by internal or external threats may not be adequate to protect against loss of digital assets due to theft or security leakage. It is possible that employees or service providers could act contrary to our policies, or others could circumvent security measures of us or our service providers to improperly access our systems or documents, or the systems or documents of our service providers, and improperly access, obtain, or misuse the digital assets that we hold for our customers’ account. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We also face risks of destruction or loss associated with using offline cold wallet, and may experience difficulties in recovering our digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of our or our customers’ digital assets could result in substantial costs to us and require us to notify, and potentially compensate impacted customers. Such incidents could also subject us to litigation, significant financial losses, damage our reputation, and adversely affect our business, financial condition and results of operations.

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

Moreover, to the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices. Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. For example, during the past three years, several cryptocurrency exchanges have been closed or been sued due to fraud, business failure or security breaches. For instance, in November 2022, FTX Group cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States, following reports published just days earlier that FTX was facing liquidity challenges. As of the time of such bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in our account maintained at FTX. Since the voluntary bankruptcy proceeding of FTX, we have suspended our transactions with FTX. In many of aforementioned instances, the customers of the closed exchanges are not compensated or made whole for the partial or complete losses of their account balances. As a result of the FTX bankruptcy proceeding, we recorded impairment loss on assets held by FTX of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022). We did not record any impairment loss on assets held by FTX in 2023 and 2024. In addition, while smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and malware and may be more likely to be targets of regulatory enforcement action. In November 2023, Binance Holdings Limited (“Binance”), the entity that operates the world’s largest cryptocurrency exchange, Binance.com, pleaded guilty and agreed to pay over $4 billion to resolve the U.S. Justice Department’s investigation into violations related to the Bank Secrecy Act (“BSA”), failure to register as a money transmitting business, and the International Emergency Economic Powers Act. Binance’s founder and chief executive officer also pleaded guilty to failing to maintain an effective anti-money laundering program, in violation of the BSA and resigned as chief executive officer of Binance.

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

Ethereal Singapore is named as a defendant in a lawsuit filed on November 6, 2023, in the United States Bankruptcy Court for the District of Delaware, the venue of which has been transferred to the U.S. District Court for the Southern District of New York. The lawsuit relates to an alleged agreement to sell at a discount of Ethereal Singapore’s creditor claim against FTX’s bankruptcy estate. The plaintiff seeks specific performance by Ethereal Singapore to complete the transfer of the subject claim to the plaintiff or, alternatively, damages in an amount equal to the difference between the alleged purchase prices of the subject claim and the ultimate amounts distributed by the FTX bankruptcy estate on the account of that claim. As discussed elsewhere in this Report, as a result of the FTX bankruptcy proceeding, we recorded 100% impairment loss for the claim of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022) on assets, including the underlying assets of this lawsuit’s subject claim, held at FTX. As of December 31, 2024, the lawsuit has been discontinued and the matter has been fully settled.

On September 11, 2024, a holder of certain Warrants, or the Warrant Holder, commenced a litigation against the Company in the United States District Court for Southern District of New York, alleging that the Company breached the warrant agreement between Arisz and Continental Stock Transfer& Trust Company by failing to honor the Warrant Holder’s attempts on March 4, 2024 to exercise a portion of the Warrants it holds.  We dispute the allegations and filed a motion to dismiss on December 18, 2024.  That motion is fully briefed and awaiting a decision from the court.  We intend to defend the lawsuit vigorously but we cannot predict the outcome at this time due to its early stage.

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

We have granted, and may continue to grant, equity incentives under the 2022 Share Incentive Plan, which could adversely affect our results of operations.

We have assumed the 2022 Share Incentive Plan of Finfront upon the completion of the Business Combination. Pursuant to the assumed 2022 Share Incentive Plan (the “2022 Share Incentive Plan”), we have granted, and may continue to grant, share-based awards to our employees, directors or consultants to incentivize their performance and align their interests. The maximum aggregate number of ordinary shares that may be issued under the 2022 Share Incentive Plan is 7,500,000 ordinary shares. As of December 31, 2024, 6,512,781 restricted shares had been granted under the 2022 Share Incentive Plan, with 10,919 restricted shares forfeited. We may continue to grant share-based compensation in the future pursuant to the 2022 Share Incentive Plan or other share incentive plans that we adopt from time to time. We are required to account for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As a result, we could incur significant compensation charges and our results of operations could be adversely affected. In 2024, we recognized a share-based compensation expense of US$26.1 million. With additional equity incentives granted to employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. Moreover, such grants could also have dilutive impact on our existing shareholders.

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

In the course of preparing our consolidated financial statements, we identified one material weakness in our internal control over financial reporting. The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. Prior to preparing for the Business Combination, neither we nor our independent registered public accounting firm had undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting the material weakness and other control deficiencies in our internal control over financial reporting.

To remedy the identified material weakness, we took several measures to improve our internal control over financial reporting, including, among others: (i) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (iv) engaging a U.S. consulting firm as our advisor who has rich knowledge and experience in U.S. GAAP and SEC reporting, as well as accounting treatment and disclosures for the crypto industry, and (v) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process. However, based on assessments performed by our management on the performance of certain remediation measures, we determined that the material weakness in our internal control over financial reporting previously identified had not been fully remediated. Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2024. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

We plan to continue to implement measures to remedy the identified material weakness. However, we cannot assure you that these measures may fully address this material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our annual report for the fiscal year ended December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weakness that has been identified and continues to exist or other material weaknesses that may be identified in the future, our management may again conclude that our internal control over financial reporting is not effective. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

New digital asset transaction protocols are continually being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a “proof of work” consensus algorithm, whereby transaction processors are required to expend significant amounts of electrical and hash calculations to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a “proof of stake” algorithm or an algorithm based on a protocol other than proof of work, which may decrease the reliance on mining capacity as an advantage to validating blocks. Our transaction processing operations are currently designed to primarily support a proof of work consensus algorithm. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, property or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain as a result. Any such change to transaction validating protocols could have a material adverse effect on our business, financial condition and results of operations.

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

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately US$16,000 to approximately US$46,000 in 2022, from approximately US$17,000 to approximately US$44,000 in 2023, and from approximately US$42,000 to approximately US$106,500 in 2024, and have continued to experience significant volatility since then, reaching approximately US$81,600 as of March 31, 2025, according to Google Finance. In 2022 and 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to cause price decreases in Bitcoin observed during those periods, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. In particular, negative publicity surrounding the digital asset industry may cause investors and customers to lose confidence and trust in digital asset mining and companies and digital asset exchanges, or the use of digital assets in general. As of the time of FTX’s bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in our account maintained at FTX. As a result of the FTX bankruptcy proceeding, we recorded full impairment loss on the assets held by FTX of US$9.8 million (remeasured using the carrying value of Bitcoin as of December 31, 2022) in 2022. In 2024, we entered into a settlement agreement with a third party and sold to this counterparty our recovery rights on the assets held by FTX. Although we are not directly connected to these recent market events, we may still suffer reputational harm due to our association with the digital asset industry in general and our past transaction with FTX in particular. Such reputational harm may adversely affect our business, reputation, financial condition and results of operations.

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

The total Bitcoin supply is designed to be approximately 21 million, and approximately 19.8 million Bitcoins had already been mined as of December 31, 2024, according to CoinGecko.com. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or in the transaction fees may result in a decrease in demand for the cloud-mining and miner hosting services relating to Bitcoin, and the loss of Bitcoin’s dominant position among the digital assets, thereby reducing the demand for our services and products to the extent they depend on the prospects of Bitcoins. We may not be able to quickly adapt to new businesses or expand to other digital assets when all the Bitcoins have been discovered or Bitcoin is replaced by other digital assets as the mainstream digital asset, which will result in a significant negative impact on our business, financial condition and results of operations.

Risks Related to the Regulatory Framework

Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks in a manner that may require us to cease certain or all operations, which could have a material adverse effect on our business, financial condition and results of operations.

In recent years, there has been a significant amount of regulatory attention directed toward digital assets, digital asset networks and other industry participants by United States federal and state governments, foreign governments and self-regulatory agencies. For example, as digital assets such as Bitcoin have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress and certain U.S. agencies including Financial Crimes Enforcement Network (“FinCEN”), the SEC, U.S. Commodity Futures Trading Commission (the “CFTC”) and the Federal Bureau of Investigation have begun to examine the operations of the Bitcoin network, Bitcoin users and Bitcoin exchange markets. In addition, local state regulators have initiated actions against, and investigations of, individuals and companies involved in digital assets.

Additionally, the bankruptcy filings of FTX and other digital asset companies in recent years have attracted heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation may result in additional compliance costs and require us and our management to devote increased time and attention to regulatory matters or change aspects of our business. Increasingly strict legal and regulatory requirements and any regulatory investigation and enforcement action may result in changes to our business and relationship with customers and service providers, as well as increased costs. For example, the State of New York passed a two-year moratorium that restricts issuance of new permits for proof-of-work mining operations that are powered by an electric generating facility utilizing carbon-based fuel, and the province of Manitoba in Canada has enacted an 18-month moratorium on new crypto mining operations. Before termination of the hosting agreement in November 2024, we utilized the hosting services from hosting facilities located in New York, which were powered by hydro power. Furthermore, although we do not currently collaborate with mining facilities in Canada, similar legislation may be adopted by other states and non-U.S. jurisdictions where we have operations, which could require us to adjust our collaboration with affected mining facilities or temporarily suspend affected operations all together. New laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, all of which could significantly restrict or eliminate the market for or uses of digital assets in general and Bitcoin in particular.

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

Furthermore, in the several applications to establish an exchange traded fund (“ETF”) of digital assets, and in the questions raised by the SEC staff under the Investment Company Act, no clear principles emerge from the regulators as to how they view these issues and how to regulate digital assets under the applicable securities acts. On January 10, 2024, the SEC approved the listing and trading of a number of spot bitcoin exchange-traded product (“ETP”) shares. In his statement on the approval of spot bitcoin ETPs, SEC chairman Gary Gensler cautioned that such approval does not signal SEC’s willingness to approve listing standards for crypto asset securities, nor SEC’s views as to the status of other crypto assets under the federal securities laws or the current state of non-compliance of certain crypto asset market participants with the federal securities laws.

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

The SEC has brought enforcement actions against the issuers and promoters of several digital assets on the basis that the digital assets in question are securities. Such an enforcement action by the SEC or a state securities regulator, or a similar court decision, with respect to Bitcoin and the other digital assets we mine or trade, would be expected to have an immediate material adverse impact on the trading value of such digital assets. This is because the business models behind most digital assets are incompatible with regulations applying to transactions in securities. If a digital asset is determined or asserted to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the United States through the same channels used by non-security digital assets, which in addition to materially and adversely affecting the trading value of the digital asset is likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. More recently, the SEC has also brought enforcement actions against digital asset trading platforms for operating unregistered securities exchanges on the basis that certain of the digital assets traded on their platforms are securities.

Since 2022, the bankruptcy filings of FTX and other bankruptcy filings of crypto companies have increased the regulatory scrutiny of the digital asset industry. For example, on June 5, 2023, the SEC brought charges against each of Coinbase and Binance with operating its digital asset trading platform as an unregistered national securities exchange, broker and clearing agency, asserting that certain assets supported on each trading platform are securities. On January 21, 2025, the SEC announced the formation of the Crypto Task Force, which is dedicated to helping develop a comprehensive and clear regulatory framework for crypto assets. On February 13, 2025, the SEC and Binance received a 60-day stay in the SEC’s lawsuit against Binance, with both parties acknowledging that the new Crypto Task Force may impact and facilitate the potential resolution of this case. Similarly, given the pending work of the Crypto Task Force, the SEC also filed to dismiss its lawsuit against Coinbase on February 27, 2025. However, as stated in an announcement of the SEC, its decision to exercise the discretion and dismiss this enforcement action rests on the SEC’s judgment that the dismissal will facilitate the its ongoing efforts to reform and renew its regulatory approach to the crypto industry, not on any assessment of the merits of the claims alleged in the action, and the SEC’s decision to seek dismissal of the lawsuit against Coinbase does not reflect its position on any other cases.

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

The SEC has issued guidance and made numerous statements regarding the application of securities laws to digital assets. For example, on July 25, 2017, the SEC issued a Report of Investigation (the “Report of Investigation”) which concluded that tokens offered and sold by the Decentralized Autonomous Organization (“DAO”), a digital decentralized autonomous organization and investor-directed venture capital fund for digital assets, were issued for the purpose of raising funds. The Report of Investigation concluded that these tokens were “investment contracts” within the meaning of Section 2(a)(1) of the Securities Act and Section 3(a)(10) of the Exchange Act, and therefore securities subject to the federal securities laws. In December 2017, the SEC issued a cease-and-desist letter to Munchee Inc., ordering that the company stop its initial coin offering of MUN Tokens on the grounds that it failed to file a registration statement or qualify for an exemption from registration. Similar to the tokens issued by the DAO, the SEC found that the MUN Tokens satisfied the definition of an “investment contract,” and were therefore subject to the federal securities laws. In February 2018, both the SEC and CFTC further reiterated their concerns regarding digital assets in written testimony to the Senate Banking, Housing and Urban Affairs Committee. On March 7, 2018, the SEC released a “Statement on Potentially Unlawful Online Platforms for Trading Digital Assets,” and reiterated that, if a platform “offers trading of digital assets that are securities” and “operates as ‘exchange,’ as defined by the federal securities laws,” the platform must register with the SEC as a national securities exchange or be exempt from registration. The SEC’s statement serves as a notice to operators of any platforms, including secondary market trading platforms, which the SEC is actively monitoring for potentially fraudulent or manipulative behavior in the market for security tokens, as the SEC has cautioned in the context of ICOs. On November 16, 2018, the SEC released a “Statement on Digital Asset Securities Issuance and Trading,” and emphasized that market participants must adhere to the SEC’s well- established and well-functioning federal securities law framework when dealing with technological innovations, regardless of whether the securities are issued in certificated form or using new technologies, such as blockchain. This has all been followed by additional statements and guidance form the SEC including no-action letters relating to specific blockchain-based projects, and a Framework for “Investment Contract” Analysis of Digital Assets published by the Division of Corporation Finance on April 3, 2019. In an August 2021 interview, SEC Chairman Gensler signaled the SEC is contemplating a robust regulatory regime for digital assets and reiterated the SEC’s position that many digital assets are unregulated securities.

The SEC has been active in asserting its jurisdiction over ICOs and digital assets and in bringing enforcement cases. The SEC has directed enforcement activity toward digital assets, and more specifically, ICOs. In September 2017, the SEC created a new division known as the “Cyber Unit” to address, among other things, violations involving distributed ledger technology and ICOs, and filed a civil complaint in the Eastern District of New York charging a businessman and two companies with defrauding investors in a pair of so-called ICOs purportedly backed by investments in real estate and diamonds (see Securities and Exchange Commission v. Recoin Group Foundation, LLC, et al., Civil Action NO. 17-cv- 05725 (E.D.N.Y., filed Sept. 29, 2017)). Subsequently, the SEC has filed several orders instituting cease-and-desist proceedings against (i) Carrier EQ, Inc., d/b/a AirFox and Paragon Coin, Inc. in connection with their unregistered offerings of tokens (see CarrierEQ, Inc., Rel. No. 33-10575 (Nov. 16, 2018) and Paragon Coin, Inc., Rel. No. 33-10574 (Nov. 16, 2018), respectively), (ii) Crypto Asset Management, LP for failing to register a hedge fund formed for the purpose of investing in digital assets as an investment company (see Crypto Asset Management, LP and Timothy Enneking, Rel. No. 33-10544 (Sept. 11, 2018)), (iii) TokenLot LLC for failing to register as a broker-dealer, even though it did not meet the definition of an exchange (see Tokenlot LLC, Lenny Kugel, and EliL. Lewitt, Rel. No. 33-10543 (Sept. 11, 2018)), and (iv) EtherDelta’s founder for failing either to register as a national securities exchange or to operate pursuant to an exemption from registration as an exchange after creating a platform that clearly fell within the definition of an exchange (see Zachary Coburn, Rel. No. 34- 84553 (Nov. 8, 2018)).

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

Recent enforcement actions by the SEC with respect to digital assets related insider-trading and fraud activities have demonstrated U.S. regulators’ willingness to assert jurisdiction on digital assets and related transaction. For example, the SEC had asserted that it had jurisdictions over digital asset trades executed on the Ethereum blockchain as such transactions occurred in the United States, where blockchain validation nodes were clustered. Regulators in other jurisdictions may adopt similar views in the future. Assertion of jurisdiction by U.S. and foreign regulators may subject market participants in the digital asset industry, including us, to evolving and complex regulation, and significantly increase their compliance costs. Although we currently are not aware of any regulatory proceeding or investigation against our operations, any failure on our part to comply with applicable regulation, including those asserted by U.S. and foreign regulators in the future, may subject it to regulatory investigation and penalties, potentially across multiple jurisdictions.

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

It is unclear whether we may be required to file information returns with taxing authorities or withhold any taxes with respect to our cryptocurrency mining operations in any jurisdiction. In our capacity as the facilitator of a cloud-mining platform, we may be deemed to have certain information reporting or withholding obligations to the IRS or another taxing authority. Changes in applicable laws and administrative guidance could impose such obligations on us. For example, under the Infrastructure Investment and Jobs Act of 2021 (Pub. L. 117-58), we may be treated as a “broker” with respect to digital assets transactions we facilitate. As a result, we may be required to file certain information reports that contain certain information, including customers’ names and addresses, gross proceeds from sales, and any capital gains or losses, with the IRS. Additionally, in July 2024, the U.S. Department of the Treasury and the IRS issued final regulations on reporting by brokers on dispositions of digital assets for customers in certain sale or exchange transactions. The final regulations apply to brokers that take possession of the digital assets being sold by their customers, including operators of custodial digital asset trading platforms, certain digital asset hosted wallet providers, digital asset kiosks and certain processors of digital asset payments. Moreover, it is possible that new rules for reporting digital assets under the “Crypto-Asset Reporting Framework” proposed by the Organization for Economic Co-operation and Development (the “OECD”) may be implemented on our international operations, creating new obligations and a need to invest in new onboarding and reporting infrastructure. If any of such obligations or requirements apply to us, and we do not comply with such obligations or requirements, or if additional withholding obligations are imposed on us, we and our customers may be harmed.

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

In connection with the Business Combination, certain shareholders of ordinary shares of Finfront prior to the Business Combination have agreed, subject to certain exceptions, not to sell any Class A ordinary shares for six months after the Closing. Following the expiration of the applicable lock-up periods, such shareholders are currently not restricted from selling the Class A ordinary shares held by them, other than by applicable securities laws. Class A ordinary shares held by the Sponsor and its affiliates may be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act, or pursuant to an effective registration statement covering the resale by the Sponsor and its affiliates. An aggregate of 7,400,000 Class A ordinary shares issued pursuant to the PIPE transactions are entitled registration rights following the Closing. For more information about registration rights of the PIPE Shares, see “Item 4. Information on the Company—A. History and Development of the Company—Additional Agreements in connection with the Business Combination.” If any of these additional shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our Class A ordinary shares could decline.

Exercise of Warrants and the Unit Purchase Option could increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

As of the date of this Report, there were 7,176,389 Warrants outstanding. Each Warrant entitles its holder thereof to purchase three-fourths (3/4) of one Class A ordinary share at an exercise price of US$11.50 per share (subject to adjustment). The Unit Purchase Option can be exercised at any time for up to 115,000 Option Units, which shall consist of one Class A Ordinary Share, one Warrant and one right, at an exercise price of US$11.50 per unit (subject to the adjustment). To the extent Warrants and the Unit Purchase Option are exercised, additional Class A ordinary shares will be issued, which will result in dilution to our then existing shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our Class A ordinary shares.

Our Warrants and the Unit Purchase Option may never be in the money, and they may expire worthless.

The exercise prices for our Warrants and the Unit Purchase Option are US$11.50 per share and US$11.50 per Option Unit, respectively (subject to adjustment), which exceed the market price of our Class A ordinary shares, which was US$4.32 per share based on the closing price of our Class A ordinary shares on the Nasdaq on April 17, 2025. The likelihood that warrant holders will exercise the Warrants, the likelihood that the holder of Unit Purchase Option will exercise the Unit Purchase Option, and therefore any cash proceeds that we would receive are dependent upon the market price of our Class A ordinary shares. If the market price for our Class A ordinary shares is less than $11.50 per share, we believe warrant holders and the holder of Unit Purchase Option will be unlikely to exercise their respective securities.

We may issue additional ordinary shares or other equity or convertible debt securities without approval of the holders of the ordinary shares, which would dilute existing ownership interests and may depress the market price of our ordinary shares.

We may issue additional ordinary shares or other equity or convertible debt securities of equal or senior rank in the future without approval of the holders of the ordinary shares in certain circumstances. Our issuance of additional ordinary shares or other equity or convertible debt securities of equal or senior rank would have the following effects: (i) our existing shareholders’ proportionate ownership interest may decrease; (ii) the amount of cash available per share, including for payment of dividends in the future, may decrease; (iii) the relative voting power of each previously outstanding ordinary shares may be diminished; and (iv) the market price of the Class A ordinary shares may decline.

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

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

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

Among other things, we are not required to: (i) have a majority-independent board of directors; (ii) have a compensation committee consisting of independent directors; (iii) have a nominating committee consisting of independent directors; (iv) have regularly scheduled executive sessions with only independent directors each year; or (v) obtain shareholder approval prior to the issuance of additional shares in certain circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

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

In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the Report based on foreign laws, and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. We conduct a majority of our operations, and a majority of our directors and executive officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Singapore may render you unable to enforce a judgment against us, our assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

We are an “emerging growth company” as defined in the JOBS Act, and we will remain an “emerging growth company” until the earliest to occur of (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing, (b) in which we have total annual gross revenue of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our shares held by non-affiliates exceeds $700 million as of the last business day of the prior second fiscal quarter, and (2) the date on which we issue more than $1.0 billion in non-convertible debt during the prior three-year period. It is expected that we will take advantage of exemptions from various reporting requirements that are applicable to most other public companies, whether or not they are classified as “emerging growth companies,” including, but not limited to, an exemption from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting and reduced disclosure obligations regarding executive compensation.

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

Assuming section 7874 of the Internal Revenue Code of 1986, as amended (the “Code”) does not apply to treat us as a U.S. corporation for U.S. federal income tax purposes (see “—Risks Related to Our Securities—The IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination, which could have a material adverse effect on our financial position and results from operations and on non-U.S. holders’ securities” for a more detailed discussion), if we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder of the Class A ordinary shares, such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. A non-U.S. corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income for such taxable year or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such taxable year) is attributable to assets that produce or are held for the production of passive income (which includes cash and cash equivalents).

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

Any changes in the taxation of our business activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. Our tax expense could also be impacted by the applicability of withholding taxes and the impact of changes in the evaluation of tax positions we have taken in prior tax periods. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. For example, various levels of government and international organizations, such as in the United States, the OECD, and the European Union (“EU”), have increasingly focused on tax reform and any result from this development may create changes to long-standing tax principles, which could adversely affect our effective tax rate. On October 8, 2021, the OECD announced an international agreement with more than 130 countries to implement a new global minimum effective corporate tax rate of 15% for large multinational companies. In December 2021, the OECD released Model Rules for implementation of Pillar II followed by the release of detailed commentary in March 2022. The OECD has released additional administrative guidance on the global minimum tax in February, July and December of 2023. Under the European Union’s minimum tax directive, unanimously agreed by the member states in 2022, each member state is required to adopt domestic legislation implementing the minimum tax rules effective for periods beginning on or after December 31, 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after December 31, 2024. Legislatures in multiple countries outside of the European Union (including United Arab Emirates (“UAE”) and Singapore, where we have subsidiaries) have also drafted and/or enacted legislation to implement the OECD’s minimum tax proposal. Given the OECD’s continued release of guidance regarding Pillar II, that only certain jurisdictions have currently enacted laws to give effect to Pillar II, and that jurisdictions may interpret such laws in different manners, the overall implementation of Pillar II remains uncertain and subject to change, possibly on a retroactive basis. Additionally, under the agreement, new rules have been introduced that will result in the reallocation of certain profits from large multinational companies to market jurisdictions where customers and users are located. Implementation and enactment of these changes is ongoing. We will be monitoring the developments and tax implications of these changes, which may have adverse tax consequences for us.

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

Mr. Leo Lu holds a majority of the aggregate voting power of our company and, therefore, we qualify as a “controlled company” under the Corporate Governance Rules of Nasdaq. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of its directors be independent, as defined in the Corporate Governance Rules of the Nasdaq and the requirement that the compensation committee and nominating and corporate governance committee consist entirely of independent directors. To the extent that we rely on certain exemptions applicable to controlled company under the Corporate Governance Rules of Nasdaq in the future, our public shareholders will not have the same protections afforded to shareholders of companies that are subject to all of Nasdaq corporate governance requirements.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company

Finfront was incorporated in the Cayman Islands as an exempted company with limited liability in July 2021. It is operating under the trade name “BitFuFu” and through its subsidiaries, mainly including (i) Ethereal Tech Pte. Ltd. was incorporated in Singapore in May 2018 and was acquired by Finfront in October 2021 and became a wholly-owned subsidiary of Finfront in connection with a corporate reorganization; (ii) Ethereal Tech US Corporation, a wholly-owned subsidiary of Finfront, was incorporated in the State of Delaware in December 2021;(iii) Ethereal Tech ME Limited, a wholly-owned subsidiary of Finfront, was incorporated in the UAE in August 2024.

BitFuFu Inc. is an exempted company incorporated in the Cayman Islands with limited liability in February 2022 for the purpose of effecting the Business Combination. Prior to the Closing, BitFuFu Inc. did not conduct any material activities other than those incidental to our formation and the matters contemplated by the Merger Agreement. Following, and as a result of, the Business Combination, Finfront became a wholly-owned subsidiary of BitFuFu Inc., and all of our business is conducted through Finfront and its subsidiaries. Our principal executive offices are located at 9 Temasek Boulevard, Suntec Tower 2, #13-01, Singapore 038989 and our telephone number is +65 6252 7569. Our website address is https://www.bitfufu.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

Business Combination with Arisz

On February 29, 2024, we consummated the previously announced business combination with Arisz Acquisition Corp., pursuant to (i) the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023), by and between Arisz and Finfront, (ii) the joinder agreement by and among us, Finfront, Merger Sub and Arisz, dated April 4, 2022, and (iii) supplemental joinder agreement by and among us, Finfront, Merger Sub and Arisz, dated December 20, 2023.

Pursuant to the Merger Agreement, the business combination was effected in two steps. On February 29, 2024, (i) Arisz merged with and into the Company with the Company surviving the Redomestication Merger as a publicly traded entity; and (ii) immediately following the Redomestication Merger, Merger Sub merged with and into Finfront, with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

At the Redomestication Merger Effective Time, pursuant to the Redomestication Merger: (i) all units of Arisz were separated into individual components of Arisz Common Stock, Arisz Warrant and Arisz Right and such units ceased to exist; (ii) each common stock of Arisz, issued and outstanding immediately prior to the Redomestication Merger Effective Time (other than any redeemed shares), were automatically cancelled and ceased to exist, and for each share of such Arisz Common Stock, the Company issued to each Arisz stockholder (other than Arisz stockholders who exercise their redemption rights in connection with the Business Combination) one validly issued, fully paid Class A ordinary share of the Company, par value US$0.0001 per share; (iii) each warrant of Arisz issued and outstanding immediately prior to Redomestication Merger Effective Time was cancelled in exchange for one warrant of the Company to purchase three-fourths (3/4) of one Class A Ordinary Share; and (iv) each right of Arisz that entitles the holders thereof to receive one-twentieth (1/20) of one Arisz Common Stock issued and outstanding immediately prior to the Redomestication Merger Effective Time was cancelled in exchange for the number of full Class A ordinary shares equal to the number of Arisz Common Stock to which the registered holder of Arisz Right would have been entitled, rounded to the nearest whole share.

At the Effective Time (as defined in the Merger Agreement), pursuant to the Acquisition Merger: (i) each ordinary share of Finfront (other than the ordinary shares of Finfront held by Chipring Technology Limited, an entity controlled by Mr. Leo Lu, the founder and chief executive officer of the Company) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the applicable number of Class A ordinary shares; (ii) all ordinary shares of Finfront held by Chipring Technology Limited were cancelled in exchange for 135,000,000 Class B ordinary shares of the Company, par value US$0.0001 per share; and (iii) the one share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one ordinary share of Finfront.

Additional Agreements in connection with the Business Combination

PIPE Subscription Agreements

In connection with the Business Combination, Finfront and Arisz obtained commitments from interested accredited investors to purchase Class A ordinary shares issued in connection with the Closing, for an aggregate cash amount of $74,000,000 at a purchase price of $10.00 per share, in a private placement. Such commitments are being made by way of the subscription agreements (the “PIPE Subscription Agreements”), by and among each Subscriber, Finfront and Arisz. The terms of the PIPE Shares are identical to those of the Class A ordinary shares issued to existing public stockholders of Arisz at the time of the Closing, except that the PIPE Shares were not entitled to any redemption rights and were not registered under the Securities Act at the time of issuance.

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

Further Information

For details of our principal capital expenditures for the previous three years ended December 31, 2024, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

Overview

We are a global leader in Bitcoin mining and comprehensive -mining service, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. We make available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, we have access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to our customers and self-mining for our own account, allowing us to seamlessly adjust business strategies and reduce risk exposure. Leveraging our strategic collaboration with Bitmain Technologies Ltd., a world-leading cryptocurrency mining hardware manufacturer, we are able to secure a stable supply of advanced Antminer S21 miners.

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

We have experienced rapid growth in the previous three years ended December 31, 2024. Our revenues increased from US$198.2 million in 2022 to US$284.1 million in 2023 and further to US$463.3 million in 2024. We achieved a net profit of US$2.4 million, US$10.5 million and US$54.0 million in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, our adjusted EBITDA was US$39.6 million, US$41.7 million and US$117.9 million, respectively. As of December 31, 2024, we have mining capacity of 23.5 EH/s, among which 20.3 EH/s were from suppliers or leased miners, 3.1 EH/s were from our self-owned miners, and 0.1 EH/s were from customers hosted miners. In 2024, 97% of the average daily mining capacity provided by our self-owned miners were used for self-mining operations, and the rest 3% were used for cloud-mining operations; 73% of the average daily mining capacity provided by the leased miners or third-party suppliers were used for our cloud-mining services, and the rest 27% were used for self-mining operations. The mining capacity provided by customers’ hosted miners were used by the customers themselves for their own mining activities, and we only provided hosting services to those customers. In addition, we had access to approximately 551 MW in hosting capacity at mining facilities in five continents as of December 31, 2024. The registered users of our cloud mining business increased from 188,460 as of December 31, 2022 to 304,270 as of December 31, 2023, and further to 591,751 as of December 31, 2024.

Given the nature of digital asset mining, we serve a global customer base. However, we generate significant portions of the revenue from certain regions. In 2024, 51%, 31% and 13% of our revenue came from North America, Asia and Europe, respectively. The following table sets forth a geographic breakdown of our revenue (excluding mining revenue) generated from different geographic regions for the periods indicated:

	2024		2023		2022
	Amount	%	Amount	%	Amount	%
	US$ ’000		US$ ’000		US$ ’000
North America	155,736	51	99,043	54	98,003	71
Asia	94,171	31	31,113	17	10,320	7
Europe	41,298	13	47,372	26	28,602	21
Others	14,614	5	6,381	3	983	1
Total revenue(i)	305,819	100	183,909	100	137,908	100

The basis for attributing revenues by continents is based on the customers’ KYC information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

(i)	Total revenue excludes self-mining revenue.

Recent Development in the Digital Asset Industry

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately US$16,000 to approximately US$46,000 in 2022, from approximately US$17,000 to approximately US$44,000 in 2023, and from approximately US$42,000 to approximately US$106,500 in 2024, and have continued to experience significant volatility since then, reaching approximately US$$81,600 as of March 31, 2025, according to Google Finance. In 2022 and 2023, a number of companies in the digital asset industry have declared bankruptcy, including Core Scientific, Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to cause price decreases in Bitcoin observed during those periods, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. At the time of FTX’s bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in account maintained at FTX. As of the date of this Report, aside from the impairment loss on assets held by FTX in the amount of US$9.8 million recorded by us in 2022 in connection with the FTX bankruptcy proceeding, we have not been materially impacted by those bankruptcies and the recent disruption in the digital asset industry. As of the date of this Report, other than FTX, we have no material contractual relationship with any company in the digital asset industry that has experienced bankruptcy. Additionally, the disruption in the digital asset industry has not materially affected our relationship with suppliers or customers. While we have not been materially impacted by any liquidity or insolvency issues with such third parties to date, there is no guarantee that our counterparties will not experience liquidity or insolvency issues in the future. We will continue to closely monitor the development in digital asset industry, and will conduct diligence, including into liquidity or insolvency issues, on third-party service providers in the digital asset industry with whom we have potential or ongoing relationships. However, we cannot provide any assurance that we will not be materially impacted in the future by bankruptcies of market participants and recent disruption in the digital asset industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry.”

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half from time to time, which has been referred to in our industry as “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was reduced to 6.25 Bitcoin. On April 20, 2024, the reward was further reduced to 3.125 Bitcoin. The next halving for Bitcoin will occur when the block numbers reach 1,050,000 and is currently expected to occur in 2028. The reduction in reward for validating new blocks could depress our and our customers’ incentives to processing transactions through Bitcoin, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3 Key Information—D. Risk Factors—Risk Related to our Industry—The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks could have a negative impact on our ability to generate revenue as there may not be adequate incentive to continue transaction processing and transaction processing operations may be ceased altogether, which could have a material adverse effect on our business, financial condition and results of operations.” for more details.

Competitive Strengths

We believe the following competitive strengths contribute to our success and distinguish us from our competitors:

A global leader in Bitcoin mining service and comprehensive mining service

Our digital asset mining services are focused on the generation of digital assets, in particular Bitcoin, by solving cryptographic hash functions, also referred to as “providing hash calculations,” on specific digital asset blockchains, a process commonly known as “mining.” Since our inception, we have made available scalable, reliable and efficient services, including cloud-mining services, to customers worldwide. For our cloud-mining services, we integrate mining capacities of mining equipment and other infrastructures from various suppliers to provide hash calculation services, and repackages and integrates such hash calculation services with other critical services to create a one-stop cloud-mining services for customers.

As of December 31, 2024, we provided our solutions and services through mining facilities in five continents, which were optimized for large-scale mining operations and sourced by Bitmain and other suppliers. As of the same date, we had access to approximately 551 MW in hosting capacity.

As of April 17, 2025, the aggregate market capitalization of digital assets reached approximately US$2.75 trillion, among which 60.9%, or US$1.67 trillion, could be attributable to Bitcoin, according to CoinGecko.com. We believe that we are one of the largest cloud-mining service providers worldwide in terms of total hosting capacity and mining capacity in 2024. Leveraging our large business scale, strategic collaboration with leading industry players and flexible business model, we believe we are well-positioned to capture the growth potential for the digital asset industry.

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

We are a cloud-mining strategic partner of Bitmain. We are also a S-level client of Bitmain, the highest level among all of Bitmain’s clients, which has provided us with privileges in terms of, among others, availability of miners, delivery schedule and payment terms. In addition, we have also entered into a ten-year collaboration agreement with Bitmain, pursuant to which we can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world.

Flexible business model to weather market volatility

We have adopted an efficient and flexible business model, featuring a trio of integrated digital asset services, including cloud-mining and self-mining. Through our hash calculation dispatch system and connection with mining pools, we can seamlessly deploy miners sourced from various suppliers into cloud-mining or self-mining operations according to our business needs, which allows us to optimize our miner utilization and mining returns. With our ability to secure a stable access to advanced miners, we can also strategically allocate such resources between selling miners and mining digital assets to optimize monetization amid highs and lows of the relevant digital asset markets. The complementary deployments miner resources procured from suppliers will allow us to effectively adjust our business strategies and reduce risk exposure under volatile market conditions.

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

With our expanding fleet of leased and self-owned miners, we have engaged in and capitalized on mining digital assets for our own accounts since February 2022. In 2022, 2023 and 2024, our revenue generated from our self-mining operations was approximately US$60.3 million, US$100.2 million and US$157.5 million, respectively. Currently, we primarily mine Bitcoin and accumulate the relevant digital assets for our current and future financial and operational needs. By diversifying our revenue streams from different income generating models, we believe we can better mitigate market volatility.

Visionary management team and R&D professionals with industry insight

Our management team believes that emerging technologies such as cloud mining and blockchain have great potential to drive the digital asset industry into an epoch. They are passionate about leveraging their industry know-how to explore more applications of digital assets. Our visionary management team has formulated a clear strategy to integrate high mining capacity and data flow efficiency into our solutions.

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

We have engaged in and capitalized on mining digital assets for our own accounts since February 2022. In 2022, 2023 and 2024, our revenue generated from self-mining operations was approximately US$60.3 million, US$100.2 million and US$157.5 million, respectively. We operate miners that perform hash calculations in support of blockchain network measured in hash rate. The efficiency of a mining hardware is measured by the hash rate of such miner. Miners with higher hash rate when operating at maximum efficiency have a higher chance of completing a block in the blockchain and receiving a digital asset reward.

Currently, the likelihood that an individual mining participant acting alone will solve a block and be rewarded a digital asset is extremely low. As a result, to maximize the opportunities to receive a reward, most large-scale miners have joined with other miners in “mining pools” where the hash calculations of each pool participant are coordinated to complete the block on the blockchain and mining rewards are distributed to participants in accordance with the rules of the mining pool. Fees payable to the operator of the pool varies but are typically as much as 0.3%~4% of the reward earned and are deducted from the amounts earned by each pool participant. Mining pools are subject to various risks including connection issues, outages and other disruptions which can impact the quantity of digital assets earned by participants.

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

Our results of operations for our self-mining operations are affected by fluctuations and long-term trends in the value of Bitcoin, blockchain difficulty, the purchase cost or lease expense of mining equipment, and the cost of hosting services (in particular the cost of electricity). Cost of revenues for self-mining operations mainly consists of lease expense of mining equipment, hosting expenses, procurement cost of hash rate and depreciation expenses. We measure the breakeven point for our self-mining operations by dividing the sum of cost of revenue and operating expenses by the number of Bitcoins actually mined from self-mining operations during the relevant period. In 2022, 2023 and 2024, we mined 2,825, 3,577 and 2,537 Bitcoins, respectively, and the breakeven point for our self-mining operations was approximately US$21,500, US$28,200 and US$58,150, respectively. During the same periods, the average Bitcoin price was approximately US$26,300, US$28,850 and US$65,960, respectively, according to Coinbase. The increase in the breakeven point of our self-mining operations from 2022 to 2023 was primarily due to the combined effect of (i) the decrease in the number of Bitcoins output per hash calculation, which is attributed to the increase in blockchain difficulty; and (ii) temporary suspension of certain miners during the third quarter of 2023 due to bad weather, power curtailments and the relocation of miners between facilities. The increase in the breakeven point of our self-mining operations from 2023 to 2024 was mainly attributable to the halving event occurred in April 2024 and the increase in the price of leased miners or purchased hash rate which was in line with the growth of Bitcoin price.

As of the date of this Report, our digital assets are mined to and stored in offline cold wallet, which is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. Access to digital assets in such cold wallet requires separate authentication from different authorized individuals.

Cloud-mining services

Our cloud-mining services provide a one-stop solution that enables customers at all levels to purchase hash calculation services and earn digital asset mining rewards on our cloud-based platform. Our cloud-mining services also enable customers to save the usually high up-front investment in purchasing expensive miners. Instead, customers can select from a suite of cloud-mining service plans on our platform, based primarily on different product types and plan duration. We adjust the pricing of cloud-mining products from time to time based on the then prevailing market price of Bitcoin and the estimated costs associated with operating the respective miner types. However, the fee rate of an order placed by customers on our platform is fixed at time of placing, consisting of an upfront service fee, and subsequent service fees charged at more flexible intervals before they are incurred. We also offer interest-bearing credit periods to some customers within the agreed service period, which requires Bitcoin as collaterals to secure the collection of accounts receivable. Currently, the cloud-mining services primarily support the mining of Bitcoin. We receive digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud-mining and hosting services. Such digital assets would be automatically converted into USDT. Since October 2022, we have begun to convert USDT into U.S. dollars and deposit them with banking institutions on a timely basis according to our treasury management strategy.

Our results of operations for cloud-mining services are affected by the value of Bitcoin, expected blockchain difficulty, the purchase cost or lease expense of mining equipment, and the cost of hosting services (in particular the cost of electricity), as well as the pricing and duration of our cloud-mining services. Cost of revenues for cloud-mining services mainly consists of lease expense of mining equipment, procurement cost of hash rate, hosting expenses or electricity fees, depreciation expenses, and system maintenance costs.In 2022, 2023 and 2024, the breakeven point for our cloud-mining services was US$24,000, US$24,100 and US$52,920 respectively. During the same periods, the average Bitcoin price was US$26,300, US$28,850 and US$65,960, respectively.

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

Our cloud-mining services are user friendly and highly transparent to customers. Customer can register an account on our platform to purchase their desired type of cloud-mining plans. Our cloud-mining plans are efficient in obtaining mining block rewards. Currently, it is becoming less likely for individual miners with relatively low hash rate to successfully solve blockchain without pooling resources together with other miners or operate within a mining pool, where miners can contribute their hash calculations to collectively solve a blockchain transaction. When our customers subscribe for our cloud-mining services, they are simultaneously connected to a mining pool with greater mining capacity, thus allowing them to pool hash calculations and mine more efficiently. As a result of pool of resources, customers are more likely to beat other participants to generate a winning hash to earn a Bitcoin. While customers need not procure, transport, install, manage or maintain the underlying mining hardware or software by themselves, they monitor the hash calculation procedure and output in real time on our platform.

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

Cloud mining service agreements with our top three customers

Our business operations and financial performance have relied significantly upon our cloud-mining services since our inception, in particular those offered to our major customers. For instance, in 2022, 2023 and 2024, revenue from our top three customers, none of which are our affiliates or related parties, accounted for 31%, 26% and 31% of our total revenue in the same periods, respectively.

Each time a customer places an order on our platform, we would enter into a cloud-mining service agreement with the customer. Pursuant to the cloud-mining service agreement, we are responsible for providing the customer with cloud-mining services as displayed on our platform, or specially customized for the customer, the details of which shall be subject to the specific order, and shall display operation status and outputs of the cloud-mining services in the account of the customers. Generally, we shall ensure the quality of our service, such as maintaining the daily average amount of executed hash calculations to be no less than 95% of the declared hash rate in the order, and extending the service period as stipulated in the order or refunding service fees for unutilized mining capacity if we are unable to provide services due to force majeure events or reasons not attributable to us. The customer undertakes to comply with our term of services and privacy policy as stipulated in our website, if any, and to provide true, accurate and complete personal/corporate data and information for the purpose of registering an account and using the services provided on our platform. Customers shall also agree to decide the mining pool to which the hash calculation services purchased from us will be provided. Once a mining pool is selected, a customer agrees that it has read and accepted the service agreement of the mining pool. To the fullest extent permitted by law, we disclaim liabilities for any loss or damage arising out of, or in connection with, the use of the services to be provided by the mining pool. We may unilaterally terminate the cloud-mining service agreement and cease to provide our services if the use of such services violates the laws and regulations of the jurisdiction where a customer is located, or if the customer fails to pay in full the service fees pursuant to this agreement. There was no minimum purchase amount commitment other than the purchase amount stipulated in the order.

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

To provide miner hosting services to our customers, we procure mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance and other necessary infrastructure services from various hosting facilities sourced by Bitmain and other suppliers. We then integrate these services with our own services, such as performance monitoring and stability optimization, into a combined hosting service, and sells the combined hosting service to our customers for service fees. We bear the risk of losses that may arise from the difference between the actual costs incurred by us and the selling price to the customers. As of December 31, 2024, we provided hosting services through three mining facilities in the United States (including Montana, Taxas and Arkansas), one of which was sourced through hosting service cooperation arrangements with Bitmain, and the rest were through hosting cooperation arrangements between BitFuFu and third parties directly. See “—Suppliers—Hosting service cooperation arrangements under the Service Framework Agreement with Bitmain.”

Electricity capacity and cost

Mining digital assets requires intensive hash calculations, and the generation of such calculations requires large amounts of electricity. As of December 31, 2024, we had access to approximately 551 MW in electricity capacity at mining facilities in the five continents through Bitmain and other suppliers. Electricity cost is charged by hosting operators for actual power consumption incurred for operating miners, which is then paid by us to hosting facility suppliers, including Bitmain, as part of hosting fees. In order to minimize the impact of electricity price increases on the costs, we have been leasing or acquiring more advanced miner series, such as S19XP series and S21 series, from suppliers since November 2022.

Suppliers

Digital asset mining is dependent on specialized digital asset mining hardware, most predominantly utilizing ASIC chips. Almost all of these miners are produced outside of the United States, mostly in Asia. Currently, the largest of miner manufacturer is Bitmain with its industry leading Antminer S21 series. We typically entered into supply agreements for most of the miners we operated or acquired for our mining operations, with certain suppliers, including Bitmain, which also provided us with relevant maintenance and repair services. With respect to our cloud-mining services, we may need to make a significant amount of prepayments for the miners we lease, and for our miner purchases, we are typically required to pay deposits to our miner suppliers in advance of delivery. If the market value of digital assets has increased, the demand for the newest, most efficient miners will also increase, leading to scarcity in the supply, and thereby a resulting increase in the price of hash calculations and miner supplies. Our business is highly dependent upon suppliers providing an adequate supply of efficient digital asset mining resources at economical prices to enable profitable mining by us and by third-party customers intending to purchase our solutions.

Antminer purchase arrangements

In the ordinary course of our business, we entered into a number of purchase agreements for digital asset miners of Antminer S19 and S21 series with certain suppliers, including Bitmain. Such purchase agreements do not contain exclusivity clauses that prohibit either party thereto from selling or purchasing miners from other third parties. Suppliers have the right to discontinue the sale of their miners and/or to make changes thereto at any time without prior approval from or notice to us. In addition, suppliers retain the intellectual property rights to such miners. Each agreement will remain in effect for as long as one or more shipping orders are outstanding thereunder, and may be terminated upon either party’s uncured material breach or upon insolvency proceedings against us. The agreements with Bitmain for digital asset miners are governed by the laws of Hong Kong.

In December 2024, we entered into a two-year framework agreement with Bitmain to purchase from Bitmain up to 80,000 S-series miners (including but not limited to the S21 XP and S21 Pro). Under the terms of the framework agreement, we have the flexibility to place orders in batches over a two-year period. The machines will be available for our self-mining operations as well as to provide mining services to customers, including miner resales, cloud mining and miner hosting services, depending on market conditions and our evolving miner capacity requirements. Additionally, this framework agreement includes payment terms, enabling us to pay, at its option, part of the purchase price in our shares as well as the ability to defer part of cash payments interest-free after delivery of the miners. The framework agreement is governed by and construed in accordance with the laws of the State of Delaware, the United State. The foregoing description of the two-year framework agreement with Bitmain does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 10.5 hereto and incorporated by reference herein.

Hash rate server cooperation arrangements

We entered into hash rate server cooperation arrangements with our suppliers, pursuant to which they will lease miners that provide hash calculations to us. We make procurement order before the beginning of each month and are subject to a minimum purchase amount based on our quarterly business plan and these suppliers’ miner availability. Procurement orders shall be placed on a monthly basis, and may not be automatically renewed. After the suppliers lease the miners to us, we will use our Aladdin system to control the miners, standardize and dispatch the hash calculations of the miners, and make the cloud-mining services available on our platform to different customers. We will be responsible for the services provided through the miners. We will also take necessary technical measures to ensure the normal operations of the miners and remedial measures against security risks. These agreements are generally automatically renewed, subject to prior written notice of termination, and are governed by the laws of Hong Kong or Singapore.

Hosting service cooperation arrangements under the Service Framework Agreement with Bitmain

Costs attributed to our largest supplier, Bitmain, represented approximately 52%, 61% and 41% of our total cost of revenue in 2022, 2023 and 2024, respectively.

Pursuant to the Service Framework Agreement with Bitmain dated as of December 20, 2021, as amended, we can obtain 300 MW hosting capacity under the hosting service cooperation arrangements with Bitmain, which will source available hosting facilities and is responsible for storing miners, providing on-site IT consulting, maintenance and repair, power supply, cooling and other services. Bitmain typically has access to large-scale computing infrastructures that provide digital asset mining colocation services and handle the management of our mining equipment. We generally make payment under the Service Framework Agreement and the related service orders on a monthly basis, based on the number of miners under management and the amount of electricity consumed. The hosting service fee rate between us and Bitmain under the Service Framework Agreement is based on electricity cost actually consumed by miners under management at the respective hosting facilities, plus a fixed fee, which may be amended by mutual consent by us and Bitmain. In addition, we may incur additional electricity costs based on specific orders under the Service Framework Agreement, which may include periodic price adjustment mechanism with reference to local electricity price index. The Service Framework Agreement has a term of ten years, and may be extended by mutual written agreement by Bitmain and us. The Service Framework Agreement may be terminated by mutual agreement between the parties, or by either party upon the material breach of the agreement, bankruptcy, dissolution, or revocation of business license of the counterparty. If we unilaterally terminate the Service Framework Agreement or any service order thereunder, we shall be liable for ten-day’s hosting fees. The Service Framework Agreement is governed by the laws of Hong Kong.

The foregoing description of the Service Framework Agreement with Bitmain does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 10.4 hereto and incorporated by reference herein.

Hash computer server cooperation agreement with Burdy

Costs attributable to our supplier, Burdy Technology Limited (“Burdy”), represented 32%, 13% and 14% of our total cost of revenue in 2022, 2023 and 2024, respectively. Burdy is a miner and mining service provider with broad miner access in the United States.

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

The foregoing description of the hash computer server cooperation agreement, as amended, does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreements, which are filed as Exhibits 10.1 and 10.2 hereto and incorporated by reference herein.

Digital Assets

We accumulate Bitcoin mined through our self-mining operations and will exchange Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase, to satisfy our working capital needs. We also receive other digital assets, such as BTC, ETH, BCH and USDT, as payments for our cloud-mining service. Digital assets that are received as service payments would be converted into USDT. Since October 2022, we have begun to convert USDT into U.S. dollars and deposit them with banking institutions on a timely basis according to our treasury management strategy. Prior to December 2022, we held digital assets pre-paid by customers for their anticipated purchase of services, and temporarily held mining rewards of customers on their behalf in separate wallets, if such customers do not have their own digital asset wallets. We are required to release safeguarded digital assets upon customers’ instruction. As of December 31, 2022, we ceased to offer such temporary custodian services.

As of December 31, 2024, the total value of Bitcoins and USDT recorded in our balance sheet was US$125.0 million and US$4.8 million, respectively. Bitcoin is the only digital asset that accounted for more than 5.0% of our total digital assets as of December 31, 2024. If excluding the Bitcoins that our customers pledged to us and including those we pledged to others, we held 1,721 Bitcoins as of December 31, 2024.

We keep Bitcoins mined by our self-mining operations in offline cold wallet and hold the private key. Our management is responsible for overseeing the digital assets and their transfers. Our internal policy requires each employee holding the required credentials to obtain corporate approval prior to any transfer of our digital assets. The digital assets held for our own account are not insured or guaranteed by any government or government agency. We also rely on service providers to safeguard our digital assets, and may experience difficulties in recovering our digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of our digital assets could result in substantial costs to us. Such incidents could also subject us to litigation, significant financial losses and damage our reputation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We rely on third-party service providers to safeguard and manage certain digital assets. Loss of private keys, security breach and hacking attempts could cause the loss and theft of such digital assets, and materially and adversely impact our business, financial condition and results of operations.”

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

The Aladdin system consists of three major components, including (i) the miner monitoring system, namely FuFu Sentry, (ii) the mining capacity slicing system, namely FuFu Proxy System, and (iii) the hash calculation dispatching engine, namely FuFu Dispatcher Engine. FuFu Sentry provides real-time monitoring, system alerts, data insights and automated operation functions, which allow our users to efficiently control the hash calculation status and facilitate their decision-making. FuFu Proxy System connects the miners and mining pools and is able to accurately submit the hash calculations of each miner to the mining pool, which enhances the precision of mining capacity slicing and transparency of hash calculation distribution. FuFu Dispatcher Engine distributes the protocols that apply the hash calculations and ensures the stable operation of the protocols.

Our leadership position in the global could-mining market is the result, in part, of our committed research and development activities. We are increasingly focused on research and development, and have increased compensation to our research and development staff, and other personnel performing related functions since 2021, resulting an increase in our research and development expenses from US$1.6 million in 2022 to US$1.7 million in 2023 and further to US$5.6 million in 2024.

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

When a new customer first places an order on our platform, such customer is required to go through the KYC procedure and to submit certain authentication information. For individual customers, we will collect personal identification information, such as name, nationality and address, to verify the identity of individual customers. We collect identification documents, including valid national identity card, passport or driver license with a photo issued by the relevant local government, and confirm the identification with a photo of the individual customer with the identification documents provided by such customer. We also verify that submitted documents are not tampered with by photoshop and performs background checks by using the Onfido system, which is a world-check intelligence database that delivers accurate and reliable information and offers tools to help meet due diligence obligations, including meeting requirements under KYC screening and anti-money laundering.

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

Our customer services team would review this information, and report any suspicious activities in accordance with applicable regulations. Only after the KYC procedure has been completed by us will customers be able to use our services. We have designated employees to be responsible for monitoring and reporting global sanctions information, updating and operating KYC and anti-money laundering procedure, and regularly checking and updating risk control rules. We will report suspicious, questionable transactions and corporate/personal information to regulatory authorities in accordance with regulatory requirements in the place where we operate. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continually monitor our compliance with anti-money laundering and counter-terrorist financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

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

Related Party Transaction Policy

We have adopted a written related person transaction policy setting forth the policies and procedures for the review and approval or ratification of its related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which it is a participant, in which the amount involved exceeds US$120,000 in any fiscal year and a related person (including any director, executive officer or shareholder holding 5% of our or our subsidiaries’ equity interest) has a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our board of directors is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

Following the Business Combination, our related party transactions are reviewed and approved by an audit committee consisting entirely of independent directors. See “Item 6. Directors, Senior Management and Employees —C. Board Practices—Committees of the Board—Audit Committee.”

Our Relationship with Bitmain

Bitmain is a world-leading cryptocurrency mining hardware manufacturer and a 5% shareholder of Finfront prior to consummation of the Business Combination. Pursuant to the Amended and Restated PIPE Subscription Agreement dated January 11, 2024, Bitmain purchased 4,000,000 Class A ordinary shares upon the consummation of the Business Combination. As of April 17, 2025, Bitmain beneficially owned 11,500,000 Class A ordinary shares, representing approximately 7.1% of our issued and outstanding ordinary shares.

We are a cloud-mining strategic partner of Bitmain. We are also a S-level client of Bitmain, the highest level among all of Bitmain’s clients, which has provided us with certain transaction privileges. We entered into a two-years Framework Sales and Purchase Agreement with Bitmain in December 2024, pursuant to which to purchase from Bitmain up to 80,000 S-series miners (including but not limited to the S21 XP and S21 Pro). This framework agreement enables us to pay, at our option, part of the purchase price in our shares as well as the ability to defer part of cash payments interest-free after delivery of the miners. We also entered into a three-year Hashrate Service Agreement with Bitmain in September 2024, pursuant to which we will make orders from time to time to purchase hash calculation services. In addition, we rely on Bitmain in the provision of our hosting services. We entered into a ten-year Service Framework Agreement with Bitmain in December 2021, pursuant to which we can obtain 300 MW hosting capacity as well as stable, competitive power and hosting fee arrangements in mining hosting facilities across the world.

In 2022, 2023 and 2024, the aggregate cost attributable to the abovementioned agreements with Bitmain was approximately US$83.9 million, US$166.5 million and US$177.2 million, respectively. In 2022, 2023 and 2024, such costs attributable to the abovementioned agreements with Bitmain, as a percentage of the total cost of our revenue, was approximately 52%, 61% and 41%, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Bitmain and its affiliates.” As of December 31, 2024, the majority of hosting facilities utilized by us were sourced by Bitmain. In 2022, 2023 and 2024, hosting cost (including electricity cost) attributed to Bitmain accounted for 95%, 84% and 52% of all hosting cost, respectively. We procured miners from Burdy during 2022 and has begun to develop other hosting facility suppliers since 2023. However, we currently rely on Bitmain to source most of our hosting facilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on a limited number of suppliers to provide us with digital asset mining equipment, hosting facilities, and other products or services critical to our business operations. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.”

Competition

The digital asset industry in which we operate is competitive, with an increasing number of participants in and new technologies introduced to the digital asset industry.

Our cloud-mining operations compete with other mining service providers that allow users to subscribe a fraction of larger digital asset mining capacities for a fee and enjoy the proportionate mining rewards, also known as hash calculation sharing services. We compete with other industry participants primarily on the service product design, pricing, anticipated return, quality and availability of cloud-mining services, and the stability and sufficiency of various supplies and resources supporting the provision the cloud-mining services.

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

Several public companies (traded in the United States, Canada, and internationally), such as the following, may be considered competitors to us:

●	Marathon Digital Holdings, Inc.;

●	Riot Blockchain, Inc.;

●	CleanSpark, Inc.;

●	Hive Blockchain Technologies Inc.;

●	Hut 8 Mining Corp.;

●	Bitdeer Technologies Group;

●	Bit Digital, Inc.; and

●	Bitfarms Technologies Ltd.

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

As of the date of this annual report, we have five registered patents and three patents applications in process in various jurisdictions, including the United States, relating to technologies such as blockchain computing power supply, dispatching of blockchain hash calculations, mining capacity slicing and allocation, and hash calculation pricing and adjustment. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform incorporates software components licensed to the general public under open-source software licenses. We obtain many components from software developed and released by contributors to independent open-source components of our platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute those open-source components of our platform. As a result, open-source development and licensing practices can limit the value of our software copyright assets.

We also have registered certain trademarks in various jurisdictions, including the United States. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Seasonality

Our hash calculations are typically slightly lower in summer, as higher temperature tends to affect miner performance and cause electricity costs to raise. In addition, extreme weather condition in winter may negatively affect the operations of hosting facilities, which in turn affects miner performance.

Employees

All aspects of our business require specialized knowledge and technical skill. Such knowledge and skills include the areas of blockchain technology, research and development, digital asset marketing and operations, human resource management, data privacy, as well as legal compliance, finance and accounting. We believe that we have adequate personnel and resources with the specialized skills required to carry out our operations successfully. As of December 31, 2022, 2023 and 2024, we had 26, 29 and 34 full-time employees, who have been engaged by the subsidiaries of BitFuFu Inc. and primarily work in Singapore, the U.S. and UAE during employment terms.

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

Facilities

Our corporate headquarters are located at 9 Temasek Boulevard, Suntec Tower 2, #13-01, Singapore 038989, where we lease approximately 1,500 square feet of commercial office space pursuant to operating leases that expire in January 2026. We lease all of our facilities and believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

In addition, we store miners in and have access to third-party facilities located at Ethiopia and several states in the United States, including Montana, Texas and Arkansas, among others. In aggregate, we had access to approximately 551 MW electricity capacity in facilities primarily located in five continents as of December 31, 2024.

Insurance

We provide pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also maintain general third-party liability insurance, directors’ and officers’ liability insurance, and insurance coverage for our miners that we believe are in line with the industry practice. We currently do not maintain business interruption insurance, product liability insurance or key-man insurance.

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

Starting from 2025, following the recent U.S. presidential election, the new administration has indicated a change in federal policy for digital asset development, focusing on promoting U.S. leadership in digital assets and financial technology while protecting economic liberty. For example, in January 2025, U.S. President Donald Trump issued an executive order forming a presidential working group to establish a clear regulatory framework for digital assets, and leaders in both houses of the U.S. Congress have announced a bicameral working group with the objective of passing legislation to provide regulatory clarity for the industry. Committees in both houses of the U.S. Congress have held hearings to ensure fair access to financial services, including for companies operating in the digital asset space. Additionally, in the same month, the SEC announced the formation of the Crypto Task Force, which is dedicated to helping develop a comprehensive and clear regulatory framework for crypto assets. In March 2025, President Trump signed another executive order to establish a Strategic Bitcoin Reserve and a U.S. Digital Asset Stockpile, positioning the United States as a leader among nations in government digital asset strategy.

We have placed Bitcoin miners in third-party hosting facilities in several states in the United States, including Montana, Texas, Arkansas, among others. We are not aware of any state specific regulations applicable to digital assets that affect our operations in the United States. Currently, we do not believe any U.S. or State regulatory body has taken any action or position adverse to our main digital asset, Bitcoin, with respect to our production, sale, and use as a medium of exchange. As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.

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

In this regard, the MAS regulates seven types of payment services provided to consumers or merchants under the licensing framework of the Payment Services Act (Act 2 of 2019) (“PSA”). Entities that buy or sell Digital Payment Tokens (“DPT”), establish or operate a DPT exchange, or provide other DPT services are regulated under the PSA. Schedule 1 of the PSA states that a “digital payment token service” and “e-money issuance service” are both considered payment service under the PSA. Further, “digital payment tokens” include digital tokens that, among others, “is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt.” MAS has provided the following examples in its “A Guide to Digital Token Offerings” (the “MAS Guide”): (i) digital tokens only used to pay for, for example, the provision of crowd-sourced hash calculations on a platform will not be considered a “digital payment token”; (ii) digital tokens that can be traded on a secondary market alone does not result in the digital token being construed as capital markets products under the SFA, but may be considered a “digital payment token” under the PSA if it is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt; and (iii) digital tokens issued to raise funds for the development of products and services by the issuer may be considered a “digital payment token,” if this token is, or is intended to be, a medium of exchange accepted by the public, or a section of the public, as payment for goods or services or for the discharge of a debt.

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

The following general observations, among others, were made in the MAS Guide regarding an offer of digital tokens that constitute “capital markets products” as defined under the SFA: (i) unless otherwise exempted, such offer must be made in or accompanied by a prospectus that is prepared in accordance with the SFA and is registered with MAS; (ii) where an offer is made in relation to units in a collective investment scheme (“CIS”) as defined under the SFA, the CIS may be subject to authorization or recognition requirements under Singapore securities laws. In this respect, an “authorized” or a “recognized” CIS under the SFA must comply with certain investment restrictions and business conduct requirements; and (iii) with respect to intermediaries who facilitate offers or issues of such digital tokens, such persons may be required to hold a license to the extent that such activities are regulated by the SFA or the Financial Advisers Act (Chapter 110 of Singapore). Non-exhaustive examples of such persons include: (i) a person who operates a platform on which one or more offerors of such digital tokens may make primary offers or issues of such digital tokens; (ii) a person who provides financial advice in respect of such digital tokens; and (iii) a person who operates a platform at which such digital tokens are traded.

Further, a “payment service provider” will require a MPI if (i) it carries on a business of providing one or more of the listed payment services, which includes, among others, “account issuance service” (other than an e-money account issuance service), “cross-border money transfer service,” or “digital payment token service”; and (ii) the average, over a calendar year, of the total value of all payment transactions that are accepted, processed or executed by such payment service provider in one month exceeds (a) S$3 million (or its equivalent in a foreign currency), for any one of the payment services it provides, or (b) S$6 million (or its equivalent in a foreign currency) for two or more payment services, in the event such payment service provider provides more than one payment service.

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

On March 7, 2022, the MAS updated its FAQ on PSA, in which the MAS stated that single currency stablecoins (“SCS”) which satisfy certain characteristics are not considered to be pegged by its issuer to a currency and as such, are not considered “e-money” for the purposes of the PSA. Such characteristics include: (i) where the exchange rate of the SCS to the currency it references may vary, when used, traded or offered by third-party service providers; and (ii) holders of the SCS need not have a contractual relationship or an account with the issuer of the SCS, to use the SCS.

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

BitFuFu Inc.
(Cayman Islands)
100%
Finfront Holding Company
(Cayman Islands)
100%
Finfront Tech Company
(Cayman Islands)
100%
Ethereal Tech Pte. Ltd.
(Singapore)
100%
Ethereal Tech US Corporation
(United States)
100%
Ethereal Tech ME Ltd
(UAE)
100%
Cloudmap Tech Group Limited
(Hong Kong)

D.	Property, Plants and Equipment

Our corporate headquarters are located at 9 Temasek Boulevard, Suntec Tower 2, #13-01, Singapore 038989, where we lease approximately 1,500 square feet of commercial office space pursuant to operating leases that expire in January 2026. We lease all of our facilities and believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

In addition, we store miners in and has access to third-party facilities located at Ethiopia and several states in the United States, including Montana, Texas, Arkansas, among others. In aggregate, we had access to approximately 551 MW electricity capacity in facilities primarily located in five continents as of December 31, 2024.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following the Business Combination, we conduct business through Finfront and its subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this Report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. The actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this Report. References to “we,” “us,” and “our” in this “Item 5. Operating and Financial Review and Prospects” are to Finfront and its subsidiaries before the consummation of the Business Combination, and BitFuFu Inc. and its subsidiaries after the consummation of the Business Combination.

A.	Operating Results

Overview

We are a global leader at Bitcoin mining and comprehensive mining services, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. We make available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, we have access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to our customers and self-mining for our own account, allowing us to seamlessly adjust business strategies and reduce risk exposure.

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

Major Factors Affecting Our Results of Operations

The growth and success of our business as well as our financial condition and results of operations have been, and will continue to be affected by a number of factors, including:

Price and market volatility of digital assets

Substantially all of our business is related to the mining of Bitcoin. Our revenue primarily comprises (i) service fees for cloud-mining solutions, (ii) proceeds from Bitcoin self-mining operations, (iii) service fees for miner hosting services, and (iv) to the extent that we engage in the sales, leasing and sourcing of the mining equipment, the sales and lease income of the mining equipment and sourcing commission. As such, our results of operations and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other digital assets. The prices of digital assets, specifically Bitcoin, have experienced substantial volatility, with the high or low prices having little or no relationship to identifiable market forces. The value of digital assets is also subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Digital assets, in particular Bitcoin, may have value based on various factors, including their acceptance as a means of exchange by consumers and others, scarcity, and market demand. The bankruptcy proceedings in the digital asset industry have contributed in 2022 and 2023, at least in part, to cause price decreases in Bitcoin observed during those periods. For example, the price of Bitcoin varies between approximately US$16,000 to approximately US$46,000 in 2022, between approximately US$17,000 to approximately US$44,000 in 2023, approximately US$42,000 to approximately US$106,000 in 2024 and approximately US$81,600 as of March 31, 2025. A significant and prolonged drop in Bitcoin price may reduce the demand for our cloud-mining services and adversely affect our profitability, and vice versa.

The fluctuations and longer-term trends in the value of Bitcoin and other digital assets also affect the price of miners that we purchase or lease from our suppliers, and the price of hash rate we purchased. A decrease in Bitcoin price is expected to allow us to expand our miner fleets and mining capacity at reasonable price, which may help us compensate potential operating loss associated with a drop in Bitcoin price. However, such hedging practice may not generate expected return. To the extent that we decide to monetize our digital asset holdings, our earning from the sale of digital assets is expected to be affected by the then prevailing market price of and demand for the relevant digital assets. A significant drop in the price of digital assets may also subject us to impairment loss for digital assets held for our own account. For example, we recorded impairment loss on digital assets of US$12.9 million, US$7.0 million and nil in 2022, 2023 and 2024, respectively when the price of Bitcoin dropped significantly against its carrying value. On the other hand, a significant growth in the price of Bitcoin contributed fair value gain of US$37.6 million in 2024 after early adoption of the FASB’s fair value accounting standard, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets. The market for digital assets is relatively new, rapidly evolving and subject to regulatory, tax, political and market factors beyond our control, which makes it difficult for us to predict the market trend of our digital assets.

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

Ability to improve customer acquisition and retention and compete effectively

Our success also depends on our ability to retain and develop opportunities with existing customers and attract new customers. Our relationship with our major customers is critical to our success. In 2022, 2023 and 2024, sales to our top three customers accounted for 31%, 26% and 31% of our total revenue in the same periods, respectively. Our ability to maintain our existing customers and attract new customers is determined by a number of factors, including our pricing strategies, mining efficiencies, customer services and brand recognition. In addition, we compete with other companies that focus all or a portion of their operations on mining activities at scale for customers. We face significant competition in every aspect of our business, including, but not limited to, the acquisition of mining resources at reasonable costs, the ability to raise capital, access to energy sites with reliable sources of power, and technology capacity.

Regulatory environment

Our financial prospects and continued growth depend in part on our ability to continue to operate in a compliant manner with all rules and regulations. Our business is subject to the oversight of numerous regulatory agencies in Singapore, the United States, UAE and other jurisdictions where we currently develop or may develop business operations in the future. We are subject to significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoin and other digital assets in these jurisdictions. While Bitcoin and other digital assets have gradually gained more market acceptance in many countries, digital mining and blockchain transactions are anonymous and may be used for illegal transactions. Some jurisdictions have introduced restrictions over the uses of digital assets and the conversion between digital assets and fiat currencies or between digital assets. We plan to continue to invest in our finance, legal, compliance and security functions in order to comply with applicable regulations and remain at the forefront of digital asset regulatory trends. As the industry matures, we may experience fluctuations in our results of operations as a result of changes in the law and regulations that are applicable to our business, which may limit our ability to and offer solutions and services to customers across jurisdictions.

Selected Operating Metrics

We have experienced rapid growth in the previous three financial years ended December 31, 2024. We have referred to the following operating metrics in evaluating our business performance:

Miner fleet

We have continued upgrading and expanding the miner fleets retained. While we primarily relied on Antminer S17 series in early 2021, we began to replace those with more advanced Antminer S19j pro series starting from the second quarter of 2021, and then replace S19j pro series with S19 XP series starting from November 2022. Starting from the second half of 2024, we began to deploy S21 series. As of December 31, 2024, all of the miners under our management were from Antminer S19 and S21 series, approximately 83% of which were from the Antminer S19 XP series and approximately 8% were from the Antminer S21 series, one of the most advanced miner series on the market. The energy efficiency of Antminer S19 XP is 21.5 J/T, and S21 series can reach an energy efficiency as low as 13.5 J/T. As of December 31, 2024, we have mining capacity of 23.5 EH/s, among which 20.3 EH/s were from suppliers or leased miners, 3.1 EH/s were from our self-owned miners, and 0.1 EH/s were from customers hosted miners.

Cloud-mining plan duration and customer retention

We primarily offer cloud-mining plans with a duration of 90, 120 or 180 days to differentiate ourselves from our competitors. These plans accounted for approximately 83%, 60% and 54% of our total cloud-mining revenue in 2022, 2023 and 2024, respectively. In 2022, 2023 and 2024, our recurring revenue for our cloud-mining service, defined as revenue attributable to customers placing orders more than once in a year, was approximately US$96.6 million, US$174.0 million and US$209.0 million, respectively, accounting for 97.3%, 97.7% and 77.1% of our total cloud-mining revenue in the same periods, respectively. We had realized a net dollar retention rate of 117.1% for 2024 calculated by dividing the amount of recurring revenue in 2024 by the amount of revenue in 2023. The registered users of our cloud mining business increased from 188,460 as of December 31, 2022 to 304,270 as of December 31, 2023, and further to 591,751 as of December 31, 2024.

Key Components of Results of Operations

Revenues

We operate in a single segment that mainly includes: (i) providing cloud-mining services; (ii) Bitcoin self-mining; (iii) leasing of mining equipment; (iv) sourcing services for mining machine transactions; (v) selling of mining equipment; and (vi) providing mining machine hosting services.

In 2022, 2023 and 2024, our revenues were US$198.2 million, US$284.1 million and US$463.3 million, respectively. The following table sets forth the breakdown of our revenues by business line both in absolute amount and as a percentage of the total revenues in the periods indicated.

	Year ended December 31,
	2024		2023		2022
	US$ ’000%		US$ ’000%		US$ ’000%
Sale of cloud-mining solutions	271,036	58.5	178,044	62.7	99,392	50.1
Self-mining revenue	157,511	34.0	100,197	35.2	60,291	30.5
Selling of mining equipment	30,463	6.6	—	—	10,400	5.2
Leasing of mining equipment	—	—	—	—	1,336	0.7
Sourcing commission for mining equipment transactions	—	—	—	—	18,792	9.5
Hosting services and others	4,320	0.9	5,865	2.1	7,988	4.0
Total	463,330	100.0	284,106	100.0	198,199	100.0

●	Revenue from sale of cloud-mining solutions. Revenue from sale of cloud-mining solutions is generally based on standard service agreements with our customers, including institutional customers and individual digital asset enthusiasts. Customers are generally charged an upfront service fee upon their subscription of services. We will charge customers subsequent service fees during the period of subscription, which can be paid at more flexible intervals before they are incurred. We also offer interest-bearing credit periods to some customers within the agreed service period, which requires Bitcoin as collaterals to secure the collection of accounts receivable. To provide cloud-mining services, we deploy miners sourced from our suppliers or miners owned by ourselves and further render these miners operational and remotely accessible by procuring mining equipment hosting service and other necessary infrastructure services from the same or other suppliers. We then repackage the services of providing hash calculations using these miners, and integrate them with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, we create a one-stop mining capability that can be sold in the form of cloud-mining services. For details, see “Item 4. Information On the Company—B. Business Overview—Business Model—Cloud-mining services.”

●	Revenue from self-mining. Revenue from self-mining represents our mining rewards distributed by the pool operators in exchange for the hash calculations performed by us for the mining pool. Under the Full-Pay-Per-Share method, which we have selected as our mining pool payout method, the mining pool confirms the amount of our Bitcoins payout each day at midnight UTC in exchange for the hash calculations performed by us to the mining pool in the previous 24 hours. The Bitcoin payout is settled on the following day, on a daily basis. We are entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. As of the date of this Report, we have received corresponding Bitcoins for 99% of our revenues from self-mining operations we recognized by performing valid hash calculations. For details, see “Item 4. Information On the Company—B. Business Overview—Business Model—Self-mining operations.”

●	Revenue from selling of mining equipment. Revenue from sales of mining equipment represents our sales income of the mining equipment that we first purchase from our suppliers and then sell to our customers.

●	Revenue from leasing of mining equipment. Revenue from the leasing of mining equipment represents our lease income for the mining equipment that we first lease from our suppliers and then lease to our customers. We recognize the lease revenue over the lease term.

●	Revenue from sourcing commission for mining equipment transactions. We act as an agent for facilitating the sales and purchase of the mining equipment, for which we charge a sourcing commission as a percentage of the purchase price of the mining equipment or as the net amount of consideration that we retain after paying the suppliers the consideration received from the customer in exchange for the mining equipment.

●	Revenue from hosting services and others. Customers can entrust us to deploy the miners they own on the premises of hosting facility suppliers of us. Our customers retain the right to use the miners, and will pay us a set of service fees. We procure mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers, integrates these services with our own services such as performance monitoring and stability optimization into a combined hosting service, and sell the combined hosting service to our customers for service fees. Revenue from hosting services and others primarily consists of such service fees charged by us. For details, see “Item 4. Information On the Company—B. Business Overview— Business Model—Miner hosting services.”

Cost of revenue

In 2022, 2023 and 2024, our cost of revenue was US$162.0 million, US$271.4 million and US$433.6 million, respectively. The following table sets forth the breakdown of our cost of revenue by business line both in absolute amount and as a percentage of total cost of revenue in the periods indicated.

	Year ended December 31,
	2024		2023		2022
	US$ ’000%		US$ ’000%		US$ ’000%
Sale of cloud-mining solutions	254,114	58.6	164,510	60.6	79,058	48.8
Self-mining revenue	147,281	33.9	101,381	37.4	59,278	36.6
Selling of mining equipment	27,978	6.5	—	—	10,142	6.3
Leasing of mining equipment	—	—	—	—	797	0.5
Sourcing commission for mining equipment transactions	—	—	—	—	4,910	3.0
Hosting services and others	4,235	1.0	5,502	2.0	7,782	4.8
Total	433,608	100.0	271,393	100.0	161,967	100.0

Gross profit

Our gross profit was US$36.2 million, US$12.7 million and US$29.7 million in 2022, 2023 and 2024, respectively. Our gross profit margin was 18.3%, 4.5% and 6.4% in the same periods, respectively. The following table sets forth a breakdown of our gross profit and gross profit margin by business line in the periods indicated.

	Year ended December 31,
	2024		2023		2022
	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)
Sale of cloud-mining solutions	16,922	6.2	13,534	7.6	20,334	20.5
Self-mining revenue	10,230	6.5	(1,184)	(1.2)	1,013	1.7
Selling of mining equipment	2,485	8.2	—	—	258	2.5
Leasing of mining equipment	—	—	—	—	539	40.3
Sourcing commission for mining equipment transactions	—	—	—	—	13,882	73.9
Hosting services and others	85	2.0	363	6.2	206	2.6
Total	29,722	6.4	12,713	4.5	36,232	18.3

Operating expenses/income

The following table sets forth our operating expenses/income, both in absolute amount and as a percentage of our total operating expenses/income, for the periods indicated.

	Year ended December 31,
	2024		2023		2022
	US$ ’000%		US$ ’000%		US$ ’000%
Sales and marketing expenses	7,462	(20.5)	1,863	(48.3)	1,952	6.0
General and administrative expenses	25,271	(69.3)	3,682	(95.4)	2,736	8.5
Research and development expenses	5,600	(15.4)	1,741	(45.1)	1,564	4.8
Unrealized gain on digital assets	(37,604)	103.1	—	—	—	—
Unrealized loss on digital asset receivables or payables	1,320	(3.6)	—	—	—	—
Realized gain on digital asset borrowings	—	—	—	—	(4,206)	(13.0)
Credit loss provision for receivables	—	—	100	(2.6)	608	1.9
Gain on sale of recovery rights held by FTX	(7,270)	20.0	—	—	—	—
Impairment loss on assets held by FTX	—	—	—	—	9,827	30.4
Impairment loss on mining equipment	8,076	(22.1)	—	—	11,850	36.7
Impairment loss on digital assets	—	—	6,987	(181.1)	12,949	40.0
Realized gain on sales of digital assets	(39,329)	107.8	(18,231)	472.5	(4,948)	(15.3)
Total operating expense/(income)	(36,474)	100.0	(3,858)	100.0	32,332	100.0

Sales and marketing expenses

Our sales and marketing expenses were US$2.0 million, US$1.9 million and US$7.5 million in 2022, 2023 and 2024, respectively, primarily representing (i) referral fees incurred in our sales and promotional activities; (ii) salaries and share-based compensations to our sales and marketing staff and other personnel performing related functions; and (iii) advertising and promotion fees to reach more customers.

General and administrative expenses

Our general and administrative expenses were US$2.7 million, US$3.7 million and US$25.3 million in 2022, 2023 and 2024, respectively, primarily representing (i) salaries and share-based compensations to our administrative staff and management team, and other personnel performing related functions; and (ii) professional service expenses such as audit fees, consulting fees and legal fees.

Research and development expenses

Our research and development expenses were US$1.6 million, US$1.7 million and US$5.6 million in 2022, 2023 and 2024, respectively, primarily representing salaries and share-based compensations paid to our research and development staff and other personnel performing related functions.

Realized fair value gain on digital asset borrowings

We entered into digital asset borrowing agreements with a third party to borrow 300 Bitcoins in total at an annual interest rate of 1% in February and March 2022, which were primarily used to supplement our working capital. The borrowings were due in June 2022. We fully repaid the Bitcoins in June 2022, and recognized a fair value gain on digital asset borrowings of US$4.2 million in 2022 due to the changes in the Bitcoin spot price between the day of receiving and day of repaying the Bitcoins borrowed. We did not record realized fair value gain or loss on digital asset borrowings in 2023 and 2024.

Credit loss provision for receivables

Our accounts receivables balance consists of amounts due from its customers of cloud-mining business, mining equipment sales, and self-mining operations. We make provision for potentially uncollectable accounts under the current expected credit loss (“ECL”) impairment model. The ECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions, such as the age of the balance, collection history, and current economic trends.

Gain on sale of recovery rights / impairment loss on assets held by FTX

In November 2022, it was reported that the FTX cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States. As of the time of such bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoin (with an equivalent value of US$7.7 million after re-measurement using the carrying value of Bitcoin as of December 31, 2022) in our account maintained at FTX. Since the uncertain result of the bankruptcy proceeding of FTX, we have reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances. In 2024, we entered into a settlement agreement with a third party and sold our recovery rights to this counterparty on the assets held by FTX, recognizing a gain of US$7.3 million.

Impairment loss on mining equipment

We recognize impairment of mining equipment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. During 2022, our operating performance was adversely affected by the challenging business climate, which included a decrease in the price of Bitcoin and a resulting decrease in the market price of miners. Furthermore, both primary and secondary market prices for ASIC miners of the type used by us in our business operations experienced significant declines from previous levels. Based on the impairment assessment, a testing indicated that the estimated fair value of the mining equipment was less than our net carrying value as of December 31, 2022 and an impairment charge of US$11.9 million was recognized, decreasing the net carrying value of our mining equipment to their estimated fair value. In 2023, we did not record an impairment loss on mining equipment. However, in 2024, an impairment loss of US$8.1 million was recognized reflecting a decline in expected future cash flows due to the Bitcoin halving cycle that occurred in April 2024.

Impairment loss on digital assets

We recognize impairment loss on digital assets in relation to Bitcoins held for our own account once an identical digital asset is bought and sold in the principal market at a price below its carrying value. We recorded impairment loss on digital assets of US$12.9 million, US$7.0 million and nil in 2022, 2023 and 2024, respectively whenever the fair value of the digital asset dropped against its carrying value.

Realized gain on sales of digital assets

We accumulate Bitcoin mined through its self-mining operation and exchange Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase, to satisfy its working capital needs from time to time. We also receive other digital assets, such as Bitcoin (BTC), Ethereum (ETH), Bitcoin Cash (BCH) and Tether (USDT), as payments for its cloud mining service and hosting services. Digital assets that are received as service payments would be converted into USDT and then U.S. dollars. The difference between the cost of the sold digital assets and the fair value of the received digital assets in exchange or fiat currency is recognized as realized gain or loss on sales of digital assets on the Consolidated Statements of Comprehensive Income. Realized gains or losses are recognized when digital assets are sold on an exchange for other digital assets, or for cash consideration using a first-in first-out method of accounting. We recognized realized gain on sales of digital assets of US$4.9 million, US$18.2 million and US$39.3 million in 2022, 2023 and 2024, respectively.

Unrealized fair value gain on digital assets

Following the early adoption of Accounting Standards Update (“ASU”) 2023-08, Accounting for and Disclosure of Crypto Assets, since January 1, 2024, digital assets held at period end are recorded at fair value, and changes in fair value are recognized in unrealized fair value gain or loss of digital assets, in Operating expenses on the Consolidated Statements of Comprehensive Income, as of December 31, 2024 and for the year then ended. During the year, we also recognized a $37.6 million non-cash fair value gain on Bitcoin, under fair value accounting rules. This gain reflects the favorable mark-to-market adjustment of Bitcoin prices in the year.

Taxation

We recorded income tax credit of US$0.7 million in 2022, income tax expenses of US$2.2 million in 2023, and income tax expense of US$7.7 million in 2024.

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as amended from time to time), or the Substance Act, together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Singapore

Our headquarters is located in Singapore and one of our subsidiaries, Ethereal Singapore, is incorporated in Singapore. Ethereal Singapore is subject to Singapore profits tax rate of 17% for the year ended December 31, 2022, 2023 and 2024. Under the Income Tax Act (Cap. 134 of Singapore) (“ITA”), the prevailing corporate income tax rate is 17%, and a company’s statutory income (for the purposes of determining assessable and chargeable income) is based on the full amount of its income for the year preceding the year of assessment (“YA”).

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

Under Singapore tax laws, we are exempted from Singapore income tax on its foreign sourced dividend income received in Singapore, provided that (i) such income is subject to income tax of a similar character under the laws of the jurisdiction from which such income is received at the time the income is received in Singapore; (ii) at the time the income is received in Singapore, the highest rate of such tax on any gains or profits from a trade or business carried on in such jurisdiction is not less than 15%; and (iii) the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

United States

One of our subsidiaries, Ethereal Tech US Corporation, was incorporated in Delaware in December 2021 and started operations in February 2022. Ethereal US is subject to U.S. federal, state and local income taxes, if any. We evaluate our ability to recognize our deferred tax assets quarterly by considering all positive and negative evidence available as proscribed by the FASB under its general principles of ASC 740, Income Taxes.

United Arab Emirates

One of our subsidiaries, Ethereal Tech ME Limited (“Ethereal ME”), was incorporated in the UAE in August 2024. Ethereal ME is subject to UAE Corporate Tax, if applicable.

On December 9, 2022, the UAE Ministry of Finance released Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses (Corporate Tax Law or the Law) to establish a federal corporate tax (CT) regime in the UAE. The CT regime is effective from June 1, 2023, and has implications for financial statements for accounting periods beginning on or after this date. The Cabinet of Ministers Decision No. 116/2022 (published in December 2022 and effective from January 16, 2023) specifies that taxable income not exceeding AED 375,000 will be subject to a 0% UAE CT rate, while taxable income exceeding AED 375,000 will be subject to a 9% UAE CT rate. With the publication of this Decision, the UAE CT Law is considered substantively enacted for the purposes of accounting for Income Taxes. The UAE CT Law shall apply to the Ethereal ME with effect from August 2024. The Ministry of Finance continues to issue supplemental Decisions of the Cabinet of Ministers of the UAE (Decisions) to clarify certain aspects of the UAE CT Law. Such Decisions, along with interpretive guidance from the UAE Federal Tax Authority, are essential for a comprehensive evaluation of the UAE CT Law's impact on Ethereal ME.

Results of Operations

The following table presents a condensed statement of operations for the periods indicated.

	Year ended December 31,
	2024	2023	2022
	US$ ’000	US$ ’000	US$ ’000
Total revenues	463,330	284,106	198,199
Cost of revenues incurred to a related party	(177,162)	(166,541)	(83,878)
Cost of revenues incurred to third parties	(231,756)	(80,397)	(59,955)
Cost of revenues – depreciation and amortization	(24,690)	(24,455)	(18,134)
Total costs of revenues	(433,608)	(271,393)	(161,967)
Gross profit	29,722	12,713	36,232
Sales and marketing expenses	(7,462)	(1,863)	(1,952)
General and administrative expenses	(25,271)	(3,682)	(2,736)
Research and development expenses	(5,600)	(1,741)	(1,564)
Credit loss provision for receivables	—	(100)	(608)
Gain on sale of recovery rights on assets held by FTX	7,270	—	—
Impairment loss on assets held by FTX	—	—	(9,827)
Impairment loss on digital assets	—	(6,987)	(12,949)
Impairment loss on mining equipment	(8,076)	—	(11,850)
Unrealized loss on digital asset receivables or payables	(1,320)	—	—
Unrealized gain on digital assets	37,604	—	—
Realized gain on sales of digital assets	39,329	18,231	4,948
Realized fair value gain on digital asset borrowings	—	—	4,206
Total operating income/(expenses), net	36,474	3,858	(32,332)
Operating profit	66,196	16,571	3,900
Investment income	416	—	—
Interest expense	(6,328)	(5,535)	(2,517)
Interest income	1,624	1,055	343
Other income/(expense), net	(277)	587	50
Income before income taxes expenses	61,631	12,678	1,776
Income tax (expense)/benefit	(7,668)	(2,183)	666
Net income and total comprehensive income	53,963	10,495	2,442

Year ended December 31, 2024 compared to year ended December 31, 2023

Revenues

Our revenues increased from US$284.1 million in 2023 to US$463.3 million in 2024, representing an increase of 63.1% mainly driven by the growth in both our cloud mining and self-mining operations.

Revenue from cloud-mining solutions increased from US$178.0 million in 2023 to US$271.0 million in 2024, representing an increase of 52.2%, primarily attributable to increases in repeat purchases of cloud-mining services from both existing customers and new customers acquired during the year of 2024 and increase in average selling price. In 2024, revenue from existing customers was US$208.4 million and from new customers was US$62.6 million, accounting for 76.9% and 23.1% of revenue from cloud-mining solutions, respectively. In 2023, revenue from existing customers was US$138.9 million and new customers was US$39.1 million, accounting for 78.0% and 22.0% of revenue from cloud-mining solutions, respectively.

Revenue from self-mining operations increased from US$100.2 million in 2023 to US$157.5 million in 2024, representing an increase of 57.2%, mainly due to an 77.2% year-over-year increase in the average hash rate used for self-mining operations and a 128.4% year-over-year increase in the annual average price of BTC, which was partially offset by a decrease in BTC output per tera-hash. Bitcoin production from self-mining operations decreased by 29.0% from 3,577 Bitcoins in 2023 to 2,537 Bitcoins in 2024.

Revenue from selling of mining equipment in 2024 was US$30.5 million, while there was no such revenue in 2023. With the rise in BTC price during 2024, especially during the fourth quarter, the mining equipment transaction market became more active. We seized the opportunity and completed several sales transactions in the fourth quarter of 2024.

Revenue from miner hosting services and others decreased from US$5.9 million in 2023 to US$4.3 million in 2024, representing a decrease of 27.1%, primarily attributable to the termination of hosting services by certain customers.

We did not generate revenue from sourcing services for mining equipment or leasing services in 2023 and 2024, mainly due to our strategic shift towards the development of our cloud-mining business.

Cost of revenues

Our cost of revenues increased from US$271.4 million in 2023 to US$433.6 million in 2024, representing an increase of 59.8%. The increase was in line with the increase in our total revenue and was primarily due to costs associated with the expansion of our cloud-mining solutions and self-mining operations, as well as the resumption of selling of mining equipment in 2024.

Cost of revenues from cloud-mining solutions increased from US$164.5 million in 2023 to US$254.1 million in 2024, representing an increase of 54.5%. The increase was primarily due to the expansion of our cloud-mining operations and the increase in the procurement price of hash rate or leasing price of miners when BTC price grew in 2024.

Cost of revenues from self-mining operations increased from US$101.4 million in 2023 to US$147.3 million in 2024, representing an increase of 45.3%. The increase was mainly due to expansion of self-mining operations.

Cost of revenues from miner hosting services and others decrease from US$5.5 million in 2023 to US$4.3 million in 2024, representing a decrease of 21.8%, primarily to the termination of hosting services by certain customers.

Cost of revenues from sales of mining equipment was nil and US$28.0 million in 2023 and 2024, respectively. The increase was in line with the occurrence of miner transactions during 2024, especially during the fourth quarter when the mining equipment transaction market became more active.

Cost of revenues from leasing of mining equipment and sourcing services for mining equipment sales were nil in 2023 and 2024, respectively, as we temporarily suspended these services as part of our strategic shift towards the development of our cloud-mining business.

Gross profit

Our gross profit increased from US$12.7 million in 2023 to US$29.7 million in 2024, and the gross profit margin increased from 4.5% in 2023 to 6.4% in 2024, mainly due to an increase in market price and the optimization of hosting costs.

The gross profit margin of our cloud-mining solutions decreased from 7.6% in 2023 to 6.2% in 2024, mainly as a result of lower pricing strategies implemented to attract new customers and promotion plans in 2024. The gross profit margin of our self-mining operations increased from negative 1.2% in 2023 to 6.5% in 2024, which was primarily attributable to the combined effect of (i) the increase in the price of bitcoin; (ii) the decline in bitcoin production due to the impact of halving events; and (iii) relocation of mining equipment from high-cost to low-cost hosting facilities.

Sales and marketing expenses

Our sales and marketing expenses increased significantly from US$1.9 million in 2023 to US$7.5 million in 2024, which was primarily due to share-based compensation expenses of US$4.5 million in 2024, compared to no such expense in 2023.

General and administrative expenses

Our general and administrative expenses increased significantly from US$3.7 million in 2023 to US$25.3 million in 2024, mainly due to US$17.6 million share-based compensation expenses which was nil during last year, along with a US$2.3 million rise in legal and consulting expenses due to the expansion of our business development activities. Additionally, other expenses were incurred as a result of being a public company following BitFuFu’s listing in March 2024.

Research and development expenses

Our research and development expenses increased significantly from US$1.7 million in 2023 to US$5.6 million in 2024. The increase was primarily due to share-based compensation expenses of US$3.9 million compared to no such expense in 2023.

Impairment loss on digital assets

Impairment loss on digital assets in 2024 was nil, compared to an impairment loss of US$7.0 million in 2023, primarily due to the early adoption of the FASB’s fair value accounting standard, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets.

Impairment loss on mining equipment

We recognized an impairment loss on mining equipment of nil in 2023 and US$8.1 million in 2024.

Unrealized gain on digital assets

Beginning from January 1, 2024, the Company implemented the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets. The Company recognized a unrealized gain of US$37.6 million on BTC, reflecting a favorable mark-to-market adjustment of BTC price in 2024.

Unrealized loss on digital asset receivables and payables

In 2024, we entered into borrowing arrangements with institutions that require us to pledge certain digital assets of us as collateral in connection with loans obtained. We also offered interest-bearing credit periods to some customers that require the customers to pledge digital assets as collateral. These arrangements resulted in the recognition of digital asset collateral receivable and obligation to return collateral digital assets, measured at fair value. We recognized a net loss of $1.32 million for the fair value changes on the balance as of December 31, 2024. There were no such activities in the previous year.

Realized gain on sales of digital assets

Realized gain on sales of digital assets increased from US$18.2 million in 2023 to US$39.3 million in 2024, primarily due to the increase in the volume of BTC sold and the growth of BTC price in 2024.

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenues

Our revenues increased from US$198.2 million in 2022 to US$284.1 million in 2023, representing an increase of 43.3%, primarily due to an increase in revenue from cloud-mining solutions and self-mining operations which was partially offset by the suspension of sales and leasing of mining equipment and sourcing services for mining equipment sales operations as part of our strategic shift towards the development of cloud-mining business in 2023.

Revenue from cloud-mining solutions increased from US$99.4 million in 2022 to US$178.0 million in 2023, representing an increase of 79.1%, primarily due to increases in repeat purchases of cloud-mining services from existing customers and new customers, and increase in average selling price. Revenue from existing customers was US$138.9 million and new customers was US$39.1 million in 2023, accounting for 78.0% and 22.0% of revenue from cloud-mining solutions, respectively. In 2022, revenue from existing customers was US$66.0 million and new customers was US$33.4 million, accounting for 66.4% and 33.6% of revenue from cloud-mining solutions, respectively.

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

We did not generate revenue from our sourcing services for mining equipment, leasing services or sales of mining equipment in 2023, as part of our strategic shift towards the development of our cloud-mining business. We generated US$18.8 million, US$1.3 million and US$10.4 million from our sourcing services for mining equipment, leasing services and sales of mining equipment in 2022, respectively.

Cost of revenues

Our cost of revenues increased from US$162.0 million in 2022 to US$271.4 million in 2023, representing an increase of 67.5%, primarily due to costs associated with the expansion of our cloud-mining solutions and self-mining operations which was partially offset by a decrease in costs associated with hosting services and sourcing, leasing and sales of mining equipment.

Cost of revenues from cloud-mining solutions increased from US$79.1 million in 2022 to US$164.5 million in 2023, representing an increase of 108%, primarily due to associated costs with the expansion of our cloud-mining business.

Cost of revenues from self-mining operations increased from US$59.3 million in 2022 to US$101.4 million in 2023, representing an increase of 71.0%, primarily due to associated costs with the expansion of our self-mining business.

Cost of revenues from miner hosting services and others increased from US$7.8 million in 2022 to US$5.5 million in 2023, representing a decrease of 29.5%, primarily due to the temporary suspension of hosted miners by customers seeking to limit mining losses during periods when Bitcoin prices were low.

Cost of revenues from sales of mining equipment, leasing of mining equipment and sourcing services for mining equipment sales were nil in 2023, compared with US$10.1 million, US$0.8 million and US$4.9 million in 2022, respectively, as we temporarily suspended these services as part of our strategic shift towards the development of our cloud-mining business.

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

General and administrative expenses

Our general and administrative expenses increased from US$2.7 million in 2022 to US$3.7 million in 2023, representing an increase of 37.0%, primarily due to a US$0.5 million increase in payroll costs associated with the recruiting of additional talent and a US$0.3 million increase in consulting expenses associated with our business development.

Research and development expenses

Our research and development expenses increased from US$1.6 million in 2022 to US$1.7 million in 2023, primarily due to an increase in payroll costs of technical and development employees.

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

Impairment loss on digital assets

Impairment loss on digital assets in 2023 was US$7.0 million, representing a decrease of 45.7% from US$12.9 million in 2022, primarily driven by the increase in Bitcoin prices during 2023. We calculated impairment on digital assets whenever the carrying value of our digital assets exceeds the fair value of the digital assets on a daily basis.

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

To date, we have financed our operations primarily through cash generated from operations and equity and debt financing. We continue to have access to several sources of liquidity to supplement cash flow from operations, including private debt and equity capital markets, secured borrowing, equipment financing and digital asset-based financing. In the near term, we expect to continue to ramp up investing activities as it expands our miner fleets, integrates the upstream mining facility resources and scales up our operations. Proceed from the Business Combination fortifies our balance sheet.

As of December 31, 2024, excluding restricted cash, we held cash and cash equivalents of US$38.2 million, 97.3% of which were held at commercial banks in Singapore, and 1.2% of which were held at commercial banks in the UAE and 1.5% of which were held at commercial banks in the United States. We are not aware of any regulatory restrictions under the laws of Singapore and the UAE that would limit our ability to transfer cash to our overseas operating entities.

On February 29, 2024, we closed the Business Combination. In connection with the Business Combination, holders of 2,287,657 shares of Arisz Common Stock exercised their right to redeem their shares for cash at a redemption price of approximately US$11.14 per share, for an aggregate redemption amount of approximately US$25.4 million, representing approximately 96.0% of the total outstanding shares of Arisz Common Stock then held by public stockholders. Given a significant number of Arisz public stockholders elected to redeem the Arisz Common Stock in connection with the Business Combination, the gross proceeds to us from the Business Combination accordingly reduced to approximately US$1.0 million, and we raised US$74 million in PIPE, which amounted to US$75 million in gross proceeds.

We believe that our existing cash and cash equivalents, anticipated cash flows from operating and financing activities and cash inflow from the Business Combination will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months from the date of this Report. We may, however, require additional cash resources due to changing business conditions or other future developments, including purchase of new miners. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts it needs or on terms acceptable to it, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—Our business is capital intensive, and failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations, which could have a material adverse effect on our business, financial condition and results of operations.”

Cash Flows Summary

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2024	2023	2022
	US$ ’000	US$ ’000	US$ ’000
Net cash used in operating activities	(219,874)	(195,970)	(7,444)
Net cash provided by investing activities	167,933	176,896	56,674
Net cash provided by/(used in) financing activities	65,047	(9,352)	(2,111)
Net change in cash and cash equivalents	13,106	(28,426)	47,119
Cash and cash equivalents, including restricted cash, at beginning of year	32,005	60,431	13,312
Cash and cash equivalents, including restricted cash, at end of year	45,111	32,005	60,431

Supplemental non-cash operating activities
Net digital assets provided by operating activities	258,403	212,931	86,109
Supplemental non-cash investing activities
Net digital assets used in investing activities	(213,827)	(176,964)	(82,025)
Supplemental non-cash financing activities
Purchases of equipment included in long-term payable	—	—	109,435
Proceeds from long-term loans	34,950	—	—

Operating activities

Our net cash used in operating activities was US$219.9 million in 2024, primarily due to our net income of US$54.0 million, as adjusted by certain non-cash items, including (i) net income received or to be received by digital assets of US$195.7 million and realized gain on sales of digital assets of US$ 39.3 million; and (ii) unrealized fair value gain of digital assets of US$37.6 million, partially offset by non-cash items including depreciation of mining equipment of US$24.7 million and Share-based compensation expense of US$26.1 million and changes in operating assets and liabilities.

Our net cash used in operating activities was US$196.0 million in 2023, primarily due to our net income of US$10.5 million, as adjusted by certain non-cash items, including (i) net income received or to be received by digital assets of US$183.1 million and realized gain on sales of digital assets of US$18.2 million; and (ii) changes in operating assets and liabilities that negatively affected our cash flows, primarily consisted of a decrease in amount due to a related party of US$36.9 million, partially offset by non-cash items including depreciation of mining equipment of US$24.5 million and impairment loss on digital assets of US$7.0 million.

Our net cash used in operating activities was US$7.4 million in 2022, primarily due to our net income of US$2.4 million, as adjusted by certain non-cash items, including (i) net income received or to be received by digital assets of US$101.0 million, realized fair value gain on digital asset borrowings of US$4.2 million, and realized gain on sales of digital assets of US$4.9 million; (ii) impairment loss on assets held by FTX of US$9.8 million, impairment loss on mining equipment of US$11.8 million, impairment loss on digital assets of US$12.9 million and depreciation of mining equipment of US$18.1 million; and (iii) changes in operating assets and liabilities that positively affected our cash flows, primarily consisted of an increase in amount due to a related party of US$132.8 million and tax payables of US$4.1 million, partially offset by a decrease in customer deposit liabilities of US$75.3 million and contract liabilities of US$8.1 million.

Investing activities

Our net cash provided by investing activities was US$167.9 million in 2024, primarily due to net proceeds from sales of digital assets of US$184.8 million, representing the exchange from USDT and BTC to U.S. dollars, and partially offset by purchase of digital assets of US$16.8 million, representing our purchases of USDT and BTC.

Our net cash provided by investing activities was US$176.9 million in 2023, primarily due to net proceeds from sales of digital assets of US$222.4 million representing the exchange from USDT and BTC to U.S. dollars, and partially offset by purchase of digital assets of US$45.4 million, representing our purchases of USDT and BTC.

Our net cash provided by investing activities was US$56.7 million in 2022, primarily due to net proceeds from sales of digital assets of US$71.4 million representing the exchange from USDT and BTC to U.S. dollars, partially offset by (i) the purchase of digital assets of US$10.8 million in connection with exchange from U.S. dollars to USDT, and (ii) the purchase of equipment of US$3.9 million.

Financing activities

Our net cash provided by financing activities was US$65.0 million in 2024, primarily due to proceeds from PIPE investments.

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

Capital Expenditure

Our capital expenditures are incurred primarily in connection with purchase of equipment. our capital expenditures in cash were US$3.9 million, US$66,736 and US$6.9 million in 2022, 2023 and 2024, respectively.

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

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our securities and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engage in leasing, hedging or research and development services with us.

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

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2025 that are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We believe the accounting policies, such as (i) revenue recognition and (ii) digital assets, involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the descriptions of critical accounting policies, judgments and estimates in our consolidated financial statements and other disclosures included in this Report.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that it believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

Long-lived Assets

We have long-lived assets that consist primarily of equipment stated at cost, net of accumulated depreciation and accumulated impairment loss. The depreciation charge is calculated on a straight-line basis and depends on the estimated useful lives of the mining equipment. Our mining equipment is primarily digital asset mining rigs, which are largely homogeneous and have the same useful lives. We update the estimated useful lives of our mining equipment periodically as information on the operations of the mining rigs indicate changes are required. We re-assess the estimated useful lives of our mining equipment when there are indicators that the productivity of the mining assets is higher or lower than the assigned estimated useful lives.

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Recoverability of assets is measured by comparing their carrying amount to the undiscounted future cash flows expected to be generated thereby. If such assets are not recoverable based on that test, impairment is recorded in the amount by which the carrying amount of the assets exceeds their fair value as determined in accordance with Accounting Standard Codification (“ASC”) 820.

Income Taxes

The primary objectives of accounting for income taxes are to recognize the amount of income taxes payable for the current year, and to recognize deferred tax liabilities and assets for future tax consequences of events that have been recognized in our financial statements. We account for income taxes in accordance with ASC 740 - Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are calculated based on enacted tax rates in the respective jurisdiction and are recognized for expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and operating losses and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period. Management makes assumptions, judgments and estimates to determine the income tax benefit or expense and deferred tax assets and liabilities. We recognize tax positions when they are more likely than not to be sustained. Recognized tax positions are measured at the largest amount of benefit greater than 50% likely of being realized. Each period, we evaluate tax positions and adjust related tax assets and liabilities in light of changing facts and circumstances.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we use adjusted EBITDA as an additional non-GAAP financial measure. We define adjusted EBITDA as (i) GAAP net profit/loss, plus (ii) adjustments to add back interest expense/(income), income tax expense/(benefit), depreciation and amortization; and (iii) adjustments for non-recurring items, if any. We present this non-GAAP financial measure because our management uses it to evaluate our performance. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the consolidated financial results in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

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

The following table sets forth a reconciliation of our adjusted EBITDA to net profit/loss for the periods indicated.

	Year ended December 31,
	2024	2023	2022
	US$ ’000	US$ ’000	US$ ’000
Net profit	53,963	10,495	2,442
Add: Interest expenses/(income), net	4,704	4,480	2,174
Add: Income tax expense/(benefit)	7,668	2,183	(666)
Add: Depreciation	24,733	24,501	18,157
Add: Impairment loss on mining equipment	8,076	—	11,850
Add: Share-based Compensation	26,065	—	—
Add: Impairment loss on assets held by FTX	—	—	9,827
Minus: Realized fair value gain on digital asset borrowings	—	—	(4,206)
Minus: Gain on sale of recovery rights on assets held by FTX	(7,270)	—	—
Adjusted EBITDA	117,939	41,659	39,578

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Report. The business address of our directors and executive officers is 9 Temasek Boulevard, Suntec Tower 2, #13-01, Singapore 038989.

Directors and Executive Officers	Age	Position/Title
Leo Lu	44	Chief Executive Officer and Chairman of the Board of Directors
Calla Zhao	41	Chief Financial Officer
Celine Lu	42	Director and Senior Vice President
Huaiyu Liu	53	Independent Director
Yeeli Hua Zheng	54	Independent Director
Joshua Kewei Cui	40	Independent Director

Mr. Leo Lu is our founder and has served as our chief executive officer and director since July 2021, and has served as our chairman of the board since February 2024. Prior to founding Bitfufu, Mr. Lu was a business director of Bitmain from July 2018 to November 2019, where he was responsible for co-founding Bitmain’s cloud-mining department, designing cloud-mining pricing model, and developing digital asset-related products. From November 2015 to July 2018, Mr. Lu was the general manager of information service department of the China Financial Assets Exchange (CFAE.cn). Mr. Lu received a bachelor’s degrees of computer science and technology from University of Electronic Science and Technology of China.

Ms. Calla Zhao has served as our chief financial officer since May 2024, and served as our financial controller from September 2021 to May 2024. Prior to joining Bitfufu, Ms. Zhao served as the financial controller and head of finance at GGG Limited, an investment division of a conglomerate, from 2017 to 2021. She worked as an auditor at KPMG Huazhen LLP from 2005 to 2011. Ms. Zhao graduated from Peking University with a bachelor’s degree in accounting.

Ms. Celine Lu has served as our director since February 2024 and as our senior vice president since November 2022. From September 2018 to March 2020, Ms. Lu worked at Bitmain, where she founded and was responsible for Bitmain’s digital assets mining service business. From January 2011 to September 2018, Ms. Lu served as the managing director of gaming business of 360 Security Technology Inc. (SHEx: 601360), where she oversaw its strategic investments, business operations and project innovations. From July 2004 to December 2009, Ms. Lu served at several positions at Tencent Holdings Ltd. (HKEx: 700), including strategic analyst, operational analyst and product development officer. Ms. Lu received a bachelor’s degree of computer science and technology from the University of Electronic Science and Technology of China.

Mr. Huaiyu Liu has served as our independent director since August 2024. Mr. Liu has served as the chief financial officer of YNBY International Limited (HKEx: 00030) since June 2022, and as the company secretary since August 2022. He also has served as an independent non-executive director, the chairman of the audit committee and the chairman of the remuneration committee of Kafelaku Coffee Holding Limited (HKEx: 01869) since November 2023. Mr. Liu has over 25 years of experience in finance and management, and had previously held senior posts with several other publicly listed companies, including as the chief financial officer of V1 Group Limited from November 2018 to August 2019, as an executive director, executive vice president and company secretary of Chiho Environmental Group Limited from October 2016 to April 2017, and as an executive director and the chief financial officer of Xinyuan Real Estate Company Limited from April 2015 to September 2016. Mr. Liu holds a degree of master of business administration from Cornell University, and a degree of bachelor of economics from Shenzhen University in China. He is a member of the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants in England and Wales.

Ms. Yeeli Hua Zheng has served as our independent director since February 2024. Ms. Zheng served as the head of NASDAQ Group’s China practice from 2009 to 2019, where she was in charge of Chinese firms’ listing on Nasdaq. Prior to that, Ms. Zheng was an executive director for NYSE Euronext for five years. Ms. Zheng was a junior partner at Pivotal Assets before joining in NYSE Euronext in 2005. Before her career in Wall Street, Ms. Zheng was a senior advisor on China Economy and Business at the Executive Office of Kofi Anan, then Secretary General of the United Nations. Ms. Zheng focused on international economy study and graduated from Harvard University Kennedy School of Government with a MPA in 2001.

Mr. Joshua Kewei Cui has served as our independent director since August 2024. Mr. Cui has served as a co-founder and executive director of SOCC Capital Consultancy Pte Ltd, a regional corporate and advisory firm based in Singapore, specializing in corporate finance and reporting compliance services since April 2022. Mr. Cui has also served as an independent director and a member of the audit committee of GCL Global Holdings Ltd. (Nasdaq: GCL) since February 2025. From June 2022 to September 2023, Mr. Cui served as the chief financial officer of Ohmyhome Ltd (Nasdaq: OMH), and in such capacity, was primarily responsible for the overall accounting and financial management, project management, strategic planning, and internal control of that company. Prior to that, Mr. Cui served as the chief financial officer of K2 F&B Holdings Limited (HKEx: 02108) from August 2018 to July 2021, and as the financial controller from May 2017 to August 2018, where he was principally responsible for overall accounting and financial management, project management, strategic planning and internal control of that company. Mr. Cui began his career in auditing at one of the international accounting firms. He has more than a decade of finance and accounting related experience covering external audit, internal control and financial reporting in various industries. Mr. Cui graduated from Oxford Brookes University in the United Kingdom with a bachelor of science degree in applied accounting in July 2007. Mr. Cui has been a member of the Institute of Singapore Chartered Accountants (formerly known as the Institute of Certified Public Accountants of Singapore) since December 2010.

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

For the year ended December 31, 2024, we paid aggregate cash compensation of approximately US$0.86 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for our directors and executive officers.

2022 Share Incentive Plan

Upon the completion of the Business Combination, we assumed the 2022 share incentive plan of Finfront to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 share incentive plan (the “2022 Share Incentive Plan”), the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan is 7,500,000, or the award pool. KASTLE LIMITED, a company incorporated in Hong Kong (“Trustee”), was engaged as the trustee of employee benefit trusts to administer share awards to be granted under the 2022 Share Incentive Plan. As of December 31, 2024, 6,512,781 restricted shares had been granted under the 2022 Share Incentive Plan, with 10,919 restricted shares forfeited.

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

The following table summarizes the number of restricted shares that we granted to our directors and executive officers as of December 31, 2024.

Name	Number of Restricted Shares		Date of Grant
Leo Lu	—		—
Calla Zhao	*	(1)	November 2024
Celine Lu	*	(1)	November 2024
Huaiyu Liu	—		—
Yeeli Hua Zheng	—		—
Joshua Kewei Cui	—		—
All directors and executive officers as a group	*	(1)	—

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of December 31, 2024.

(1)	All of the awarded restricted shares vested immediately as of December 31, 2024.

As of December 31, 2024, there were 325,106 awarded restricted shares held by our employees and consultants other than our directors and executive officers as a group which remained outstanding (i.e., granted but not vested).

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

Terms of Directors and Officers

Our directors are not subject to a term of office and they hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors; (ii) dies or is found by us to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board of directors resolve that his or her office be vacated; or (v) is removed from office pursuant to any other provision of our Amended and Restated Memorandum and Articles of Association. Our officers are elected by and serve at the discretion of the board of directors.

Committees of the Board

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors, and adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Mr. Huaiyu Liu, Ms. Yeeli Hua Zheng and Mr. Joshua Kewei Cui. Mr. Huaiyu Liu is the chairman of our audit committee. We have determined that each of Mr. Huaiyu Liu, Ms. Yeeli Hua Zheng and Mr. Joshua Kewei Cui satisfies the “independence” requirements of the Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act, and that Mr. Huaiyu Liu qualifies as an “audit committee financial expert” under Nasdaq Stock Market Rules.

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

Compensation Committee

Our compensation committee consists of Ms. Yeeli Hua Zheng, Ms. Celine Lu and Mr. Huaiyu Liu. Ms. Yeeli Hua Zheng is the chairman of our compensation committee. We have determined that each of Ms. Yeeli Hua Zheng and Mr. Huaiyu Liu satisfies the “independence” requirements of the Nasdaq Stock Market Rules.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Leo Lu, Mr. Huaiyu Liu and Ms. Yeeli Hua Zheng. Mr. Leo Lu is the chairman of our nominating and corporate governance committee. We have determined that each of Mr. Huaiyu Liu and Ms. Yeeli Hua Zheng satisfies the “independence” requirements of the Nasdaq Stock Market Rules.

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

As of December 31, 2022, 2023 and 2024, we had 26, 29 and 34 full-time employees, who have been engaged by the subsidiaries of BitFuFu and primarily work in Singapore, the U.S. and UAE during employment terms.

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

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

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

The percentage of our ordinary shares beneficially owned by the parties listed below is calculated based on 163,106,615 ordinary shares issued and outstanding as of March 31, 2025, consisting of (i) 28,106,615 Class A ordinary share, and (ii) 135,000,000 Class B ordinary shares.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of all Ordinary Shares	% of Voting Power(3)
Principal Shareholders:
Chipring Technology Limited (1)	—	135,000,000	82.8%	96.0%
Antdelta Investment Limited (2)	11,500,000	—	7.1%	1.6%
Directors and Executive Officers†
Leo Lu (1)	—	135,000,000	82.8%	96.0%
Calla Zhao	*	—	*	*
Celine Lu	*	—	*	*
Huaiyu Liu	—	—	—	—
Yeeli Hua Zheng	—	—	—	—
Joshua Kewei Cui	—	—	—	—
All directors and executive officers as a group	*	135,000,000	83.7%	96.2%

*	Aggregate number of shares accounts for less than one percent (1%) of our total outstanding shares.

†	Except as indicated otherwise below, the business address of our directors and executive officers is 9 Temasek Boulevard, Suntec Tower 2, #13-01, Singapore 038989.

(1)	Chipring Technology Limited is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Mr. Leo Lu. The registered address of Chipring Technology Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Antdelta Investment Limited is a company incorporated under the laws of the British Virgin Islands and is wholly owned by BitMain Technologies Holding Company. The registered address of Antdelta Investment Limited is Kingston Chambers P.O. Box 173, Road Town, Tortola, British Virgin Islands.

(3)	Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes.

B.	Related Party Transactions

Agreements Related to the Business Combination

In connection with and pursuant to the Merger Agreement, certain agreements were entered into between BitFuFu, Finfront, Arisz and certain related parties. See “Item 4. Information On the Company—A. History and Development of the Company.”

Transactions with Bitmain and Its Affiliates

In 2022, 2023 and 2024, BitMain Technologies Holding Company and its affiliates (“Bitmain Group”) provided mining equipment rental, hashrate service and hosting service to us, with a transaction amount of US$83.9 million, US$166.5 million and US$177.2 million, respectively. As of December 31, 2024, the amount due from Bitmain Group was US$31.5 million, which represented the prepaid service fees to Bitmain Group.

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

Ethereal Singapore is named as a defendant in a lawsuit filed on November 6, 2023, in the United States Bankruptcy Court for the District of Delaware, the venue of which had been transferred to the U.S. District Court for the Southern District of New York. The lawsuit relates to an alleged agreement to sell at a discount of Ethereal Singapore’s creditor claim against FTX’s bankruptcy estate. The plaintiff seeks to specific performance by Ethereal Singapore to complete the transfer of the subject claim to the plaintiff or, alternatively, damages in an amount equal to the difference between the alleged purchase prices of the subject claim and the ultimate amounts distributed by the FTX bankruptcy estate on the account of that claim. As a result of the FTX bankruptcy proceeding, we recorded 100% impairment loss for the claim of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022) on assets, including the underlying assets of this lawsuit’s subject claim, held at FTX. As of December 31, 2024, the lawsuit has been discontinued and the matter has been fully settled. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We deposit certain fund and digital assets with cryptocurrency exchanges. If such cryptocurrency exchanges become bankrupt or otherwise unable to remit stored fund and digital assets, we may lose these assets, and our business, financial condition and results of operations may be adversely affected,” and “—We have been and may continue to be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers, business partners, competitors or employees,” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Operating expenses/income—Impairment loss on assets held by FTX.”

On September 11, 2024, a holder of certain Warrants, or the Warrant Holder, commenced a litigation against the Company in the United States District Court for Southern District of New York, alleging that the Company breached the warrant agreement between Arisz and Continental Stock Transfer& Trust Company by failing to honor the Warrant Holder’s attempts on March 4, 2024 to exercise a portion of the Warrants it holds.  We dispute the allegations and filed a motion to dismiss on December 18, 2024.  That motion is fully briefed and awaiting a decision from the court.  We intend to defend the lawsuit vigorously but we cannot predict the outcome at this time due to its early stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We have been and may continue to be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers, business partners, competitors or employees.”

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

Except as disclosed elsewhere in this Report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this Report.

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

Our Class A ordinary shares and the Warrants to purchase the Class A ordinary shares are listed on the Nasdaq Capital Markets under the symbols “FUFU” and “FUFUW,” respectively.

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

The following is a general summary of certain Cayman Islands and United States federal income tax consequences relevant to an investment in our Class A ordinary shares. The discussion is not intended to be, nor should it be construed as, legal or tax advice to any particular prospective purchaser. The discussion is based on laws and interpretations thereof in effect as of the date of this Report, all of which are subject to change or different interpretations, possibly with retroactive effect. The discussion does not address U.S. state or local tax laws, or tax laws of jurisdictions other than the Cayman Islands and the United States. You should consult your own tax advisors with respect to the consequences of acquisition, ownership and disposition of our Class A ordinary shares.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made by or to our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Tax Considerations

The following is a general discussion of certain material U.S. federal income tax consequences of the ownership and disposition of Class A ordinary shares for a U.S. holder (as defined below). This discussion address only U.S. holders (as defined below) that acquire and hold our Class A ordinary shares. This discussion is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. holder as a result of the ownership and disposition of Class A ordinary shares. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice.

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

Under section 7874 of the Code, a corporation created or organized outside the United States (i.e., a non-U.S. corporation) will nevertheless be treated as a U.S. corporation for U.S. federal income tax purposes (and, therefore, be a U.S. tax resident subject to U.S. federal income tax on its worldwide income) if (i) the non-U.S. corporation directly or indirectly acquires substantially all of the assets held directly or indirectly by a U.S. corporation, (ii) the non-U.S. corporation’s expanded affiliated group does not have substantial business activities in the non-U.S. corporation’s country of organization or incorporation relative to the expanded affiliated group’s worldwide activities (the “substantial business activities test”), and (iii) the shareholders of the acquired U.S. corporation hold at least 80% (by either vote or value) of the stock of the non-U.S. acquiring corporation after the acquisition by reason of holding shares in the U.S. acquired corporation, as determined under complex share ownership rules described below, which are uncertain in their application in many circumstances and are intended to increase the percentage ownership for these purposes (the “Ownership Test”). For this purpose, “expanded affiliated group” generally means the foreign acquiring corporation and all subsidiary corporations in which such foreign corporation owns, directly or indirectly, more than 50% of the stock (by vote and value) after the foreign acquiring corporation’s acquisition of the assets of the U.S. corporation.

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

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk refers to the risk of financial loss to us arising from default by customers or counterparties of financial instruments on the contract obligations. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets and accounts receivables. We place the cash and cash equivalents with financial institutions with high credit ratings and quality. We conduct credit evaluations on our customers. We establish an allowance for doubtful accounts primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, refer to the current expected credit loss policy.

We currently hold digital assets only for ourselves. We ceased offering temporary custodian services to our customers in 2022. The following table sets forth the balance of our own digital assets as of the dates indicated.

	As of December 31,
	2024	2023	2022
	US$ ’000	US$ ’000	US$ ’000
USDT	4,817	61	56
Bitcoin	125,048	43,896	7,938
Others	75	21	17
Total	129,940	43,978	8,011

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Following the consummation of the Business Combination, we have assumed all outstanding ARIZ Warrants and converted such them into corresponding warrants to purchase Class A ordinary shares. Each Warrant entitles the holder thereof to purchase three fourths (3/4) of one Class A ordinary share at a price of US$11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A ordinary shares. There are 7,176,389 Warrants outstanding as of March 31, 2025. For details of the Warrants, please refer to Exhibit 2.4 and Exhibit 2.5 to this Report. We also assumed the Unit Purchase Option (as defined below) that Arisz sold to Chardan, for US$100, which consists of an option to purchase up to a total of 115,000 Option Units (as defined below) exercisable, in whole or in part, at US$11.50 per unit, commencing on the consummation of the Business Combination (the “Unit Pruchase Option”). The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on November 17, 2026, being the five-year anniversary of the effective date of the registration statement in relation to Arisz’s initial public offering. Upon exercise, each unit (the “Option Unit”) contains one Class A Ordinary Share, one Warrant and one right. Each Warrant entitles the holder thereof to purchase three fourths (3/4) of one Class A ordinary share at an exercise price of US$11.50 per whole share, subject to adjustment. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-twentieth (1/20) of one Class A ordinary share.

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

Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2024, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America and includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was not effective as of December 31, 2024, because of the material weakness described below.

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness that we have identified in our internal control relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future.

To remedy the identified material weakness, we took several measures to improve our internal control over financial reporting, including, among others: (i) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (iv) engaging a U.S. consulting firm as our advisor who has rich knowledge and experience in U.S. GAAP and SEC reporting, as well as accounting treatment and disclosures for the crypto industry, and (v) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process. However, based on assessments performed by our management on the performance of certain remediation measures, we determined that the material weakness in our internal control over financial reporting previously identified had not been fully remediated.

We plan to continue to implement measures to remedy the identified material weakness. However, we cannot assure you that these measures may fully address this material weakness in our internal control over financial reporting or that we may not identify additional material weaknesses or significant deficiencies in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.”

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board has determined that both Mr. Huaiyu Liu and Mr. Joshua Kewei Cui, each of whom is an independent non-executive director, satisfy the criteria of an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F. Both Mr. Huaiyu Liu and Mr. Joshua Kewei Cui satisfy the requirements for an “independent director” within the meaning of the Nasdaq Stock Market Rule and the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, which are applicable to all of our directors, executive officers and employees. We have made our code of business conduct and ethics publicly available on our website (https://www.bitfufu.com). We intend to disclose any amendment to the code, or any waivers of its requirements, in our annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

WWC, P.C. served as our independent auditors for the fiscal years ended December 31, 2023 and 2024. The following table sets forth the fees billed to us by our principal accountants for professional services performed in the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2024	2023
	(In US$ ’000)
Audit Fees (i)	300	238

(i)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements.

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

For example, among other things, we are not required to: (i) have a majority-independent board of directors; (ii) have a compensation committee consisting of independent directors; (iii) have a nominating committee consisting of independent directors; (iv) have regularly scheduled executive sessions with only independent directors each year; or (v) obtain shareholder approval prior to the issuance of additional circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale and other dispositions of the our securities by directors, officers, employees, consultants and other relevant persons to promote compliance with applicable insider trading laws, rules, regulations and listing standards. For details of our insider trading polices, see Exhibit 11.2 to this Report.

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

Our Chief Executive Officer and Chief Technology Officer are responsible for assessing and managing cybersecurity risks. Our Chief Executive Officer has over 12 years of experience in banking system development and operation and holds certificates of IT System Management and Certified Information System Auditor.

We have also adopted an information security incident emergency response guide (the “Cybersecurity Emergency Response Guide”), which sets out details procedures for detecting, reporting, and responding to cybersecurity incidents. Our Cybersecurity Emergency Response Guide also include steps to contain the incident, investigate the root cause, and restore normal operations. Pursuant to our Cybersecurity Emergency Response Guide, we regularly conduct training for our team members who are responsible for responding to any cybersecurity incident to ensure their competence in such situations.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated balance sheets as of December 31, 2023 and 2024, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2024, and the related notes are filed as part of this Report beginning on page F-2.

ITEM 19. EXHIBIT

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of BitFuFu Inc. (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

2.1	Specimen Class A Ordinary Share Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.2	Specimen Class B Ordinary Share Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.3	Specimen Warrant Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 2.3 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

2.4	Warrant Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.5	Supplemental Warrant Agreement, dated December 19, 2023, by and among Arisz Acquisition Corp., BitFuFu Inc., and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.6	Unit Purchase Option, dated November 17, 2021, issued by Arisz to Chardan (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 25, 2024).

2.7	Description of Securities(incorporated by reference to Exhibit 2.7 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 25, 2024).

4.1	Merger Agreement dated January 21, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.2	Amendment No. 1 to Merger Agreement dated April 4, 2022 by and among Arisz Acquisition Corp. and Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.3	Amendment No. 2 to Merger Agreement dated October 10, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.4	Amendment No. 3 to Merger Agreement dated April 24, 2023 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.5	Amendment No. 4 to Merger Agreement dated July 28, 2023 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.6	Joinder Agreement dated April 4, 2022 by and among Arisz Acquisition Corp. and Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.6 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.7	Supplemental Joinder Agreement dated December 20, 2023 by and among Arisz Acquisition Corp., Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.8	Letter Agreements, dated November 17, 2021, by and between Arisz Acquisition Corp. and each of its officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.9	Letter Agreement, dated November 17, 2021, by and between Arisz Acquisition Corp. and Arisz Investment LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.10	Investment Management Trust Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.11	Registration Rights Agreement, dated November 17, 2021, by and among Arisz Acquisition Corp. and the initial stock-holders of Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.12	Stock Escrow Agreement, dated November 17, 2021, by and among Arisz Acquisition Corp., Continental Stock Transfer & Trust Company and the initial stockholders of Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.13	Sponsor Support Agreement dated January 21, 2022, by and among Arisz Acquisition Corp., Finfront Holding Company and certain stockholders (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.14	Shareholder Support Agreement, dated as of January 21, 2022 by and among certain shareholders, Finfront Holding Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.15	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.15 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

4.16	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

4.17	Amended and Restated Subscription Agreements, by and between Arisz Acquisition Corp. and Arisz Investment LLC, and by and between Arisz Acquisition Corp. and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.18	Backstop Agreement dated as of October 13, 2022 by and among Arisz Acquisition Corp., Finfront Holding Company, BitFuFu Inc. and Arisz Investment LLC (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.19	Amendment No. 1 to the Investment Management Trust Agreement, dated as of November 17, 2021, by and between Arisz Acquisition Corp. and Continental Stock Transfer & Trust Company, dated November 15, 2023 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.20	Form of Amended and Restated PIPE Subscription Agreement (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.21	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.22	Amendment to Stock Escrow Agreement dated February 29, 2024 by Arisz Acquisition Corp., Continental Stock Transfer & Trust Company and the initial stockholders of Arisz Acquisition Corp (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 25, 2024)

8.1*	List of Principal Subsidiaries

10.1†	Hash Computer Server Cooperation Agreement dated June 15, 2021 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.2	Supplementary Agreement-Novation and Assignment dated October 30, 2021 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.3	Form of Cloud Mining Service Agreement (incorporated by reference to Exhibit 10.18 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.4†	Service Framework Agreement between Ethereal Tech Pte. Ltd and Bitmain Technologies Limited dated December 20, 2021 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.5*†	Hashrate Service Agreement between Ethereal Tech ME Limited and Bitmain Development Limited dated September 27, 2024

10.6*†	Framework Sales and Purchase Agreement between Bitmain Technologies Delaware Limited and Ethereal Tech US Corporation dated December 13, 2024

10.7*	Master Loan Agreement between Antpool Technologies (BVI) Limited and Finfront Holding Company dated November 4, 2024

10.8	2022 Share Incentive Plan (incorporated by reference to Exhibit 10.8 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

11.2*	Amended and Restated Insider Trading Policy

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of WWC, P.C. Certified Public Accountants, as the independent registered accounting firm for BitFuFu Inc.

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 25, 2024).

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

†	Confidential treatment has been requested for portions of this exhibit. Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the SEC upon request.

All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BitFuFu Inc.

Date: April 21, 2025	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Chief Executive Officer and Chairman of the Board of Directors

BITFUFU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Shareholders and Board of Directors of

BitFuFu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BitFuFu Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Notes 2 and 4 to the financial statements, the Company changed its method of accounting for digital assets during the year ended December 31, 2024 by early adopting ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets, effective January 1, 2024 using the modified retrospective method.

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

San Mateo, California

April 21, 2025

BITFUFU INC.

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands except per share data)

	As of December 31,
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$38,201	$32,005
Restricted cash and cash equivalents	6,910	-
Digital assets	129,940	43,978
Digital asset collateral receivable	12,569	-
Accounts receivable, net	10,926	3,838
Amount due from related parties	33,116	38
Prepayments	21,651	39,566
Inventory	246	-
Other current assets, net	11,710	1,844
Total current assets	265,269	121,269

Non-current assets:
Equipment, net	55,981	81,857
Digital asset collateral receivable	47,827	-
Deposits	-	2,683
Deferred tax assets, net	8,601	4,224
Total non-current assets	112,409	88,764

Total assets	$377,678	$210,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$14,119	$806
Contract liabilities	15,757	47,724
Taxes payable	2,229	2,233
Accrued expenses and other payables	8,773	5,368
Obligation to return collateral digital assets	21,436	-
Amount due to a related party	1,579	30,229
Total current liabilities	63,893	86,360

Non-current liabilities:
Long-term payable	101,301	102,435
Long-term loans	34,950	-
Deferred tax liabilities, net	15,072	3,904
Total non-current liabilities	151,323	106,339

Total liabilities	215,216	192,699

Commitments and contingencies (Note 21)	-	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Ordinary shares* ($0.0001 par value; 500,000,000 shares authorized; 163,106,615 and 150,204,348 shares issued as of December 31, 2024 and 2023, respectively; and 163,106,615 and 150,000,000 shares outstanding as of December 31, 2024 and 2023, respectively)	16	15
Treasury shares (204,348 shares held as of December 31, 2023 and Nil share held as of December 31, 2024)	-	(2,000)
Additional paid-in capital	84,276	1,548
Retained earnings	78,170	17,771
Total shareholders’ equity	162,462	17,334

Total liabilities and shareholders’ equity	$377,678	$210,033

*	The share data has been retroactively restated to reflect the current capital structure of the Company

The accompanying notes are an integral part of these Consolidated Financial Statements.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollar amounts in thousands except per share data)

	For The Years Ended December 31,
	2024	2023	2022

Total revenues	$463,330	$284,106	$198,199

Cost of revenues
Cost of revenues – related party	(177,162)	(166,541)	(83,878)
Cost of revenues – third parties	(231,756)	(80,397)	(59,955)
Cost of revenues – depreciation and amortization	(24,690)	(24,455)	(18,134)
Total cost of revenues	(433,608)	(271,393)	(161,967)

Gross profit	29,722	12,713	36,232

Operating expenses
Sales and marketing expenses	(7,462)	(1,863)	(1,952)
General and administrative expenses	(25,271)	(3,682)	(2,736)
Research and development expenses	(5,600)	(1,741)	(1,564)
Credit loss provision for receivables	-	(100)	(608)
Gain on sale of recovery rights on assets held by FTX	7,270	-	-
Impairment loss on assets held by FTX	-	-	(9,827)
Impairment loss on digital assets	-	(6,987)	(12,949)
Impairment loss on mining equipment	(8,076)	-	(11,850)
Unrealized loss on digital asset receivables or payables	(1,320)	-	-
Unrealized gain on digital assets	37,604	-	-
Realized gain on sales of digital assets	39,329	18,231	4,948
Realized gain on digital asset borrowings	-	-	4,206
Total operating income / (expenses)	36,474	3,858	(32,332)

Operating income	66,196	16,571	3,900
Investment income	416	-	-
Interest expense	(6,328)	(5,535)	(2,517)
Interest income	1,624	1,055	343
Other (expense)/ income, net	(277)	587	50
Income before income taxes	61,631	12,678	1,776
Income tax expense / (benefit)	7,668	2,183	(666)
Net income and total comprehensive income attributable to common stockholders	$53,963	$10,495	$2,442

Weighted average number of shares outstanding used in calculating basic and diluted earnings per share:
Basic*	160,988,011	150,000,000	149,383,562
Diluted*	165,500,289	150,000,000	149,383,562

Earnings per share:
Basic*	$0.34	$0.07	$0.02
Diluted*	$0.33	$0.07	$0.02

*	The share and per share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these Consolidated Financial Statements.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Dollar amounts in thousands except per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Retained	Total shareholders’
	Shares*	Amount	Shares*	Amount	capital	earnings	equity
Balance at January 1, 2022	142,500,000	$14	-	$-	$(14)	$4,834	$4,834
Issuance of new ordinary shares	7,500,000	1	-	-	1,562	-	1,563
Acquisition of treasury shares	-	-	204,348	(2,000)	-	-	(2,000)
Net income	-	-	-	-	-	2,442	2,442
Balance at December 31, 2022	150,000,000	15	204,348	(2,000)	1,548	7,276	6,839
Net income	-	-	-	-	-	10,495	10,495
Balance at December 31, 2023	150,000,000	15	204,348	(2,000)	1,548	17,771	17,334
Cumulative effect upon adoption of ASU 2023-08	-	-	-	-	-	6,436	6,436
Ordinary shares issued upon Reverse Recapitalization, PIPE Financing, Backstop Financing and Stock Purchase Agreements, net of issuance costs	13,106,615	1	-	-	57,529	-	57,530
Share-based compensation expense	-	-	-	-	26,065	-	26,065
Sale of treasury shares	-	-	(204,348)	2,000	(866)	-	1,134
Net income	-	-	-	-	-	53,963	53,963
Balance at December 31, 2024	163,106,615	$16	-	$-	$84,276	$78,170	$162,462

*	The share data has been retroactively re-stated to reflect the current capital structure of the Company.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands except per share data)

	For the Years Ended December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$53,963	$10,495	$2,442
Adjustments to reconcile net income to net cash used in operating activities:
Net income received or to be received by digital assets	(195,679)	(183,112)	(100,981)
Impairment loss on digital assets	-	6,987	12,949
Credit loss provision for receivables	-	100	608
Gain on sale of recovery rights on assets held by FTX	(7,270)	-	-
Impairment loss on assets held by FTX	-	-	9,827
Impairment loss on mining equipment	8,076	-	11,850
Unrealized loss on digital asset receivables or payables	1,320	-	-
Unrealized gain of digital assets	(37,604)	-	-
Realized gain on sale of digital assets	(39,329)	(18,231)	(4,948)
Realized fair value gain on digital asset borrowings	-	-	(4,206)
Depreciation of equipment:
- Servers, computers, and network equipment	43	46	23
- Mining equipment	24,690	24,455	18,134
Share-based compensation expense	26,065	-	-
Deferred income tax	6,791	4,151	(4,471)

Changes in operating assets and liabilities:
Prepayments	(4,565)	(654)	(481)
Inventory	(142)	-	-
Amount due from / (due to) related parties	(63,307)	(36,934)	132,799
Deposit receivables	2,683	(2,683)	-
Other current assets	3,422	(1,514)	(2,370)
Accounts payable	1,366	775	25
Customer deposit liabilities	-	-	(75,275)
Contract liabilities	-	-	(8,075)
Taxes payable	(3)	(2,893)	4,093
Accrued expenses and other payables	(394)	3,042	613
Net cash used in operating activities	(219,874)	(195,970)	(7,444)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of digital assets	184,794	222,393	71,354
Purchase of digital assets	(16,824)	(45,429)	(10,825)
Purchases of equipment	(37)	(68)	(3,855)
Net cash provided by investing activities	167,933	176,896	56,674

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of ordinary shares	75,187	-	1,563
Payment of deferred offering costs and extension fees	(10,140)	(2,352)	(1,674)
Purchase of treasury shares	-	-	(2,000)
Repayment of long-term payables	-	(7,000)	-
Net cash provided by /(used in) financing activities	65,047	(9,352)	(2,111)

Net change in cash and cash equivalents	13,106	(28,426)	47,119
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	32,005	60,431	13,312
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	45,111	32,005	60,431

SUPPLEMENTAL INFORMATION
Cash paid for interest	1,200	3,662	1,635
Cash paid for income tax	1,278	-	784

Supplemental non-cash operating activities
Net digital assets provided by operating activities	258,403	212,931	86,109

Supplemental non-cash investing activities
Net digital assets used in investing activities	(213,827)	(176,964)	(82,025)

Supplemental non-cash financing activities
Purchases of equipment included in long-term payable	-	-	109,435
Proceeds from long-term loans	34,950	-	-

The accompanying notes are an integral part of these Consolidated Financial Statements.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

1.	ORGANIZATION

BitFuFu Inc. (“BitFuFu” together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on February 16, 2022 under the Cayman Islands Companies Law as an exempted company.

The Company operates under the trade name of “BitFuFu”. The Company is a global leader in Bitcoin mining and comprehensive mining services, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. The Company also provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. The Company maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquistion	Place of incorporation	Percentage of direct or indirect ownership by the Company		Principal activities
			Direct
			2024	2023
Subsidiaries:
Finfront Holding Company (“Finfront”)	July 22, 2021	Cayman Islands	100%	100%	Investment holding

Ethereal Tech Pte. Ltd. (“Ethereal Singapore”)	October 22, 2021	Singapore	100%	100%	Provision of cloud mining services, miner hosting services, mining equipment sales and lease and sourcing services for mining equipment sales

Ethereal Tech US Corporation (“Ethereal US”)	December 15, 2021	United States	100%	100%	Provision of self-mining activities and mining equipment sales

Ethereal Tech ME Limited	August 20, 2024	United Arab Emirates (“UAE”)	100%	-	Provision of cloud mining services, self-mining activities, miner hosting services and mining equipment sales

Finfront Tech Company	June 28, 2024	Cayman Islands	100%	-	Investment holding

Cloudmap Tech Group Limited	June 11, 2024	Hong Kong Special Administrative Region	100%	-	Investment holding

Lonshi Tech Canada Limited (“Lonshi”)*	November 22, 2022	Canada	-	100%	Dormant

*	The entity was dissolved during the year.

Finfront Holding Company (“Finfront”) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability, which survives the Acquisition Merger as a wholly-owned subsidiary of BitFuFu upon the Closing of the Business Combination (as defined below).

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Merger with Arisz Acquisition Corp.

Arisz Acquisition Corp. (“Arisz”) was a blank check company incorporated in the state of Delaware on July 21, 2021. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On February 29, 2024 (the “Closing Date”), Finfront and Arisz consummated the merger (the “Reverse Recapitalization” or the “Business Combination”) pursuant to the Merger Agreement, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023), by and between Arisz and Finfront. The Business Combination was effected in two steps: On February 29, 2024, (1) Arisz merged with and into the Company (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity; and (2) immediately following the Redomestication Merger, Boundary Holding Company, the subsidiary of the Company, merged with and into Finfront (the “Acquisition Merger”), with Finfront surviving the Acquisition Merger as a wholly-owned subsidiary of the Company.

The listed company following the Business Combination is BitFuFu Inc., and its Class A Ordinary Shares and warrants commenced trading on the Nasdaq Stock Market under the ticker symbols “FUFU” and “FUFUW”, respectively, starting from March 1, 2024.

The transaction was accounted for as a “reverse recapitalization” in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). Under this method of accounting, Arisz was treated as the “acquired” company for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Reverse Recapitalization, senior management of Finfront continues as senior management of the combined company; Finfront identifies a majority of the members of the board of directors of the combined company; the trade name of the combined company is BitFuFu, and it utilizes the Company’s current headquarters, and Finfront’s operations comprise the ongoing operations of the combined company. Accordingly, for accounting purposes, the financial statements of the Company will represent a continuation of the financial statements of Finfront, with the net identifiable assets of Arisz deemed to have been acquired by Finfront in exchange for Finfront common shares accompanied by a recapitalization, with no goodwill recorded. All share and per share data has been retroactively restated to reflect the current capital structure of the Company.

On November 22, 2021, Arisz sold warrants, together with its common stocks and rights, to the public and to Arisz Investments LLC, a Delaware limited liability company affiliated with Arisz’s chairman and chief executive officer (“Sponsor”), in a private placement in connection with Arisz’s initial public offering. On December 19, 2023, BitFuFu Inc., Arisz and Continental Stock Transfer & Trust Company entered into a supplemental warrant agreement (the “Supplemental Warrant Agreement”), pursuant to which, BitFuFu assumed the obligations of Arisz under that certain warrant agreement, dated November 17, 2021, by and between Arisz and Continental Stock Transfer & Trust Company (the “Existing Warrant Agreement”). Pursuant to the Business Combination Agreement and the Supplemental Warrant Agreement, each issued and outstanding warrant of Arisz (the “Warrants”) were exchanged for a corresponding warrant exercisable for Class A Ordinary Shares.

The Warrants have the same terms as the Arisz Warrants. Each Warrant entitles the holder thereof to purchase three-fourths (3/4) of one Class A Ordinary Share at a price of $11.50 per full share. The Company will not issue fractional shares. As a result, a warrant holder must exercise its Warrants in multiples of four, at a price of $11.50 per full share, subject to adjustment, to validly exercise the Warrants. The Warrants became exercisable on the completion of the Business Combination and will expire five years after the consummation of the Business Combination.

The Company may redeem the outstanding Warrants (excluding the private warrants that are part of the Private Units), in whole and not in part, at a price of $0.01 per warrant, when all below criteria are met:

●	at any time while the warrants are exercisable,

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder,

●	if, and only if, the reported last sale price of the Class A Ordinary Shares equals or exceeds $16.50 per share, for any 20 trading days within a 30-trading day period ending on the third business day prior to the notice of redemption to warrant holders, and

●	if, and only if, there is a current registration statement in effect with respect to the Class A Ordinary Shares underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

Warrant activity during the year ended December 31, 2024, was as follows:

	Number of		Weighted Average Exercise Share Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life
	Warrants		$	$	(in years)

Outstanding as of February 29, 2024	7,176,389	*	11.50	-	5.00	*
Issued, exercised or cancelled	-		-	-	-
Outstanding as of December 31, 2024	7,176,389		11.50	-	4.17

*	The data have been retroactively restated to reflect the current capital structure of the Company.

The Company evaluated the Warrants in accordance with the guidance at ASC 480, Distinguishing Liabilities from Equity and ASC 815-40, Derivatives and Hedging, and determined that they should be classified as equity instruments, with no recurring fair value measurement required. The Warrants are indexed to the Company’s common stock and are required to be settled through physical settlement, if exercised. Accordingly, the Warrants were recorded at fair value on the Closing Date with no subsequent remeasurement.

The relative fair value of the Warrants at grant date was estimated to be approximately $3.39 million to additional paid-in capital in the Consolidated Balance Sheets as the Warrants were determined to be equity classified, with the corresponding debit as an issuance cost of the related Ordinary Shares issued by Reverse Recapitalization, PIPE Financing, Backstop Financing and Stock Purchase Agreements. The fair value of the Warrants was determined by utilizing a Black-Scholes model, considering all relevant assumptions at the Closing Date.

Following are the assumptions (Level 3 significant unobservable inputs) used in valuing the Warrants on February 29, 2024 (non-recurring basis):

As of February 29, 2024 (the Closing Date)

Risk-free interest rate	4.26%
Remaining expected term (in years)	5.00
Expected volatility	27.51%
Stock price on valuation date	$6.03
Exercise price	$11.50
Expected dividend rate	-%

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Principles of consolidation

The accompanying Consolidated Financial Statements include the accounts of BitFuFu Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

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

Use of estimates

The preparation of the Consolidated Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Significant accounting estimates reflected in the Company’s Consolidated Financial Statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, useful lives and recoverability of long-lived assets, the realizability of deferred tax assets, valuation of the Warrants classified under Level 3 fair value hierarchy, measurement of digital assets, valuation and recognition of share-based compensation, the fair value of derivatives and other contingencies. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is the U.S. dollars. The functional currency of the Company and its subsidiaries which are incorporated in Cayman Islands, Singapore, United States, UAE and Hong Kong are in U.S. dollars. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2024, the Company had cash and cash equivalents of approximately $38.20 million, of which $37.13 million was held in financial institutions in Singapore, $0.47 million and $0.58 million was held in financial institutions in the US and UAE, respectively. The Company maintains its cash and cash equivalents in the financial institutions, which, at times, may exceed regulated insured limits. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

Restricted cash and cash equivalents

The Company holds restricted cash deposits with financial institutions. The restricted deposits related to deposits payable to third parties under mining facility lease contracts located in the United States. These restricted balances were subsequently paid to the respective third party in January 2025.

The following is a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents in the Consolidated Balance Sheets to the total of the amounts in the Consolidated Statements of Cash Flows:

	As of December 31,
	2024	2023	2022
Cash and cash equivalents	38,201	32,005	60,431
Restricted cash and cash equivalents	6,910	-	-
Total cash and cash equivalents, and restricted cash and cash equivalents	45,111	32,005	60,431

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Accounts receivable, net

Accounts receivable consists of amounts due from customers of the cloud-mining business, mining equipment sales, and self-mining operations. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers many factors, including the age of the balance, collection history, secured and collaterals (if any), and forecasts of future economic conditions. Changes in the allowance for credit losses are recorded as credit loss expense (or reversal). The Company recorded the balance of allowances for CECL of approximately $0.32 million for both December 31, 2024 and December 31, 2023. For the years ended December 31, 2024 and 2023, the Company did not record any credit recoveries.

The Company offered credit periods to some customers of cloud mining services. The accounts receivable due from those customers were denominated in U.S. dollars, interest bearing and secured by pledging digital assets to the Company. The Company implements robust risk management practices to address potential credit risks associated with customer defaults, retaining the right to liquidate the pledged digital assets if customers fail to meet their obligations. The Company continuously and systematically monitors the fair value of the digital assets pledged as collateral against the outstanding obligations of customers for cloud mining services. If the value of a customer’s pledged digital assets falls below the required collateral level, the customer is obligated to deposit additional collaterals to the Company. Due to the collateral requirements the Company applies to such receivables, the Company’s process for collateral maintenance, and collateral held by the Company, the Company’s credit exposure is significantly limited and no allowance, write-offs or recoveries were recorded against could mining receivables. The Company would recognize credit losses on these receivables if there was a collateral shortfall and it is not reasonably expected that the customer will replenish such a shortfall, nor will repay the outstanding balance cover such shortfall.

Digital assets pledged by the customers to the Company were recorded in the Digital Assets on the Consolidated Balance Sheets, as the Company had obtained control of these pledged digital assets, including the rights to sell, re-pledge, or rehypothecate the collaterals. The liability to return the collateral digital assets was recorded accordingly on the Consolidated Balance Sheets (See discussion of accounting for “Obligation to Return Collateral Digital Assets” below).

Digital assets

Prior to the adoption of ASU 2023-08, digital assets are accounted for as indefinite lived intangible assets. They are presented as current assets within the consolidated balance sheets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment whenever events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets in the principal market at the time its fair value is being measured, and the Company recognized an impairment loss in an amount equal to that excess. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out (“FIFO”) method of accounting.

Following the early adoption of Accounting Standards Update (“ASU”) 2023-08, Accounting for and Disclosure of Crypto Assets, since January 1, 2024, digital assets held at period end are recorded at fair value, and changes in fair value are recognized in Operating expense on the Consolidated Statements of Comprehensive Income.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Digital assets collateralized to the lender were reported as “Digital assets collateral receivable” and classified as short-term or long-term assets on the Consolidated Balance Sheets according to the maturity of the related loans for which the digital assets were pledged.

The Company primarily holds digital assets for long-term price appreciation and plans to sell them to support operations as needed. Purchases and sales of digital assets for fiat currency are classified as investing activities in the Company’s consolidated cash flow statements.

Digital assets held as collateral

Digital assets held as collateral from customers are initially recorded at cost and subsequently remeasured at fair value, with changes in fair value recognized in Operating expenses on the Consolidated Statements of Comprehensive Income. Fair value is determined using quoted digital asset prices from the Company’s principal market at the time of measurement. Digital assets held as collateral include those digital assets under the Company’s control and may exceed the required contractual amounts. These assets are derecognized from the Consolidated Balance Sheets when the collateral is returned to customers or when it is sold or rehypothecated. Gains and losses upon derecognition are calculated on a cost basis.

Borrowings and related collateral

Long-term loans

The Company borrowed loans from counterparties. The loans are denominated in U.S. dollars with fixed interest rates. Long-term loans are carried at amortized cost. Transaction costs are recorded as direct deductions from the related loan liabilities and amortized to interest expense using the effective interest method over the terms of the term loans. Interest expense on debt includes long-term loan interest expense, as well as amortization of debt issuance costs.

Loans are classified as non-current liabilities unless they are due within one year.

Digital assets collateral receivable

The Company enters into borrowing arrangements with institutions that require it to pledge certain digital assets as collateral and maintain a specified collateral ratio. When the lender obtains control or has the right to sell, pledge, or rehypothecate the collateral, the Company derecognizes the pledged digital assets and recognizes a receivable from the lender.

Digital assets pledged as collateral are initially measured at fair value on the date they are received. Subsequently, the fair value of the pledged collateral is reassessed periodically, with any changes in fair value recognized in the Company’s financial statements. Upon the Company’s full repayment of its obligations, the lender is obligated to return the same quantity and type of digital assets originally posted as collateral.

Digital assets pledged are classified as current or non-current based on the maturity of the term loan, which determines the expected release date. Changes in the fair value of the receivable are recorded in Operating expenses on the Consolidated Statements of Comprehensive Income.

The Company assessed the CECL on its digital asset collateralized receivables using the current expected credit loss impairment model. This model requires the Company to estimate expected credit losses over the contractual life of the financial instrument and to present the net amount expected to be collected.

In developing the CECL estimate, the Company considered various factors, including the age of the receivable balances, historical collection patterns, the existence and quality of collateral (such as digital assets), and forward-looking information regarding macroeconomic conditions. Any changes to the expected credit loss estimate are recorded as a credit loss expense or reversal in the income statement.

For the financial year, the Company did not record any allowance for CECL on the digital asset collateralized receivables.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Obligation to return collateral digital assets

The Company enters into lending arrangements with its cloud mining customers that require the customers to pledge crypto assets as collateral. The Company records such obligation to return collateral to the customers as “obligation to return collateral digital assets” on the Consolidated Balance Sheets.

Obligation to return collateral digital assets are initially measured at the fair value of the digital assets received (which becomes the Company’s cost basis) if the Company has the right to sell, pledge, or rehypothecate the collateral, and subsequently are remeasured at fair value at the end of each reporting period, with changes in fair value recognized in Consolidated Statement of Comprehensive Income.

The loan agreements with the customers stipulate that collateral shall be returned in the same type of asset originally provided by the Company assuming no defaults. The Company is not obligated to return collateral equal to the fair value of the borrowings if the customer defaults on its loans. Instead, the Company has the right to liquidate the collateral to cover outstanding obligations.

Obligation to return collateral to customers is in the form of digital assets and accounted for as a hybrid instrument, with a liability host contract that contains an embedded derivative based on the changes in fair value of the underlying digital asset. The gain or loss on remeasurement of the Obligation to return collateral is recorded in Operating expenses on the Consolidated Statements of Comprehensive Income.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Realized gain or loss on sale of digital assets

The Company accumulates Bitcoin mined through its self-mining operation and exchanges Bitcoin for fiat currencies at established cryptocurrency exchanges, such as Coinbase or Binance, to satisfy its working capital needs from time to time. The Company also receives other digital assets, such as Bitcoin (BTC), Ethereum (ETH), Bitcoin Cash (BCH) and Tether (USDT), as payments for its cloud mining service and hosting services. Digital assets that are received as service payments are converted into USDT and then U.S. dollars. The difference between the cost of the sold digital assets and the fair value of the digital assets received in exchange for fiat currency is recognized as Realized Gain on Sales of Digital Assets on the Consolidated Statements of Comprehensive Income. The Company recognizes realized gains or losses when digital assets are sold on an exchange for other digital assets, or for cash consideration using a first-in first-out method of accounting.

Equipment, net

Equipment is stated at cost less accumulated depreciation and impairment loss, if any. Equipment is depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives (3-5 years) on a straight-line basis.

Impairment of long-lived assets other than goodwill

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

For the year ended December 31, 2024, the Company recorded an impairment charge of approximately $8.08 million related to the miners purchased in 2022. The impairment in 2024 was primarily triggered by lower projected net cash flows from the mining equipment purchased in 2022, due to combination of market forces and price fluctuation in BTC. Accordingly, these conditions were identified as impairment indicators under the applicable accounting standards. No impairment loss was recorded for the year ended December 31, 2023.

Leases

The Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the Consolidated Balance Sheets as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses, if any, are recorded when incurred. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s Consolidated Balance Sheet as an accounting policy election.

As the lessee, there were no lease assets included on our Consolidated Balance Sheets for leased equipment as of December 31, 2024 and 2023, since all the leases of the Company are less than 12 months, and the Company employed the practical expedient for leases with terms for less than 12 months and did not account for such leases as right of use assets with corresponding lease obligations.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, whether they meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. The Company concluded that warrants issued pursuant to the Existing Warrant Agreement and Supplemental Warrant Agreement qualify for equity accounting treatment.

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, deposits and other receivables, accounts payables, other payables, long-term loans and long-term payables. As of December 31, 2024 and 2023, the carrying values of these financial instruments approximated their fair values.

Contract liabilities

A contract liability is the Company’s obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. Revenue for future goods or services reflected in this account are recognized, and the contract liability is reduced, as the Company subsequently satisfies the performance obligation under the contract. Contract liabilities primarily represent 1) cloud mining service fees prepaid by customers for which the relevant services have not been provided; 2) prepayment from customers for the Company’s sales of mining equipment for which the equipment has not been delivered.

The revenue recognized during the years ended December 31, 2024 and 2023 for the beginning balance of contract liabilities was $47.72 million and $6.44 million, respectively.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

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

Cloud mining solutions

The Company sells to customers one-stop cloud-mining solutions so that the customer can earn rewards of mining in the form of digital assets by using the purchased hash rate from the Company.

●	Contract with customers: The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform their obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash calculation services they purchased will be provided; (b) to get the purchased hash calculations provided to the designated mining pool; and (c) to obtain the stably operated hash calculations during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if the Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

●	Identifying performance obligations: The cloud mining service that the Company promises to provide to a customer is to provide specified amount of hash calculations services (“Purchased Hash Rate”) during the agreed service period to a customer by connecting Purchased hash rate to the customer’s account with the designated mining pool and ensuring the Purchased Hash Rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and required to be combined into a single performance obligation.

●	Determining the transaction price: In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by “unit price of cloud mining service fees * amount of Purchased Hash Rate * agreed service period”. The “unit price of cloud mining service fees” is determined based on internal pricing model of the Company and agreed by both parties when the order is placed and fixed during the agreed service period denominated in $. The “amount of Purchased Hash Rate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in dollars or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the dollar equivalent at the then spot rate for the dollar to the digital asset at the moment of settlement. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fees are recorded as deferred revenue under contract liabilities and recognized to revenue as the performance obligation is fulfilled. The Company offers interest-bearing credit periods to some customers within the agreed service period, which requires BTC as collateral to secure the collection of accounts receivable. See discussion of accounting for “Accounts Receivable” and “Obligation to Return Collateral Digital Assets” above.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

●	There is no need to allocate the transaction price since there is a single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: Initially, the Company deploys miners sourced from its suppliers or miners owned by the Company , and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages the services of providing hash calculations using these miners and integrates it with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of cloud mining services. The Company then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. The Company accounts for the sale of cloud-mining services using the gross method as the Company acts as a principal who procures the right to utilize mining equipment and other infrastructures from various suppliers to provide hash calculations, and repackages and integrates such services with other critical services to form a combined service that is the cloud-mining service, and transfers control of the cloud-mining service to its customers. When the Company delivers the Purchased Hash Rate by providing hash calculations to the mining pool designated by the customer, the control of such Purchased Hash Rate has been transferred to the customer simultaneously. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the act of mining pool operator. In addition, the Company does not have any explicit or implicit repurchase agreement with customers.

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

Cryptocurrency self-mining revenue

The Company has entered into framework agreements, as amended from time to time, with mining pool operators to perform hash calculations for the mining pools. Each party has the unilateral right to terminate the contract at any time without any compensation to the other party for such termination. Therefore, the Company has concluded that the duration of the contract is less than 24 hours and that the contract is continuously renewed throughout the day. The Company has determined that the mining pool operator’s renewal right is not a material right as the terms, conditions, and compensation amounts are at then market rates. Upon contract termination, the mining pool operator (i.e., the customer) is required to pay the Company any amount due that is related to previously satisfied performance obligations.

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

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

The non-cash consideration received in exchange for the Company’s performing hash calculations, including block rewards and transaction fees, is variable because it depends, in part, on the amount of hash calculations the Company performs in accordance with the pool operator’s specifications and the amount of transaction fees of the entire blockchain network for the 24-hour period, beginning at midnight UTC. The mining pool operating fees are also variable because they are calculated as a small fraction of the sum of the block rewards and the transaction fees, in accordance with the agreement with each mining pool operator. The Company is able to estimate the amount of variable consideration related to the block reward component on the date of contract inception because (a) the total amount of hash calculations the Company provides to the mining pool operator, (b) the total Bitcoin network’s implied hash calculations and (c) the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole are either fixed or can be estimated on the date of contract inception. However, the Company is not able to reliably estimate the amount of variable consideration related to transaction fee component until 23:59:59 UTC on the date of contract inception, because of the uncertainty of the actual amount of transaction fees of the entire blockchain network for that day. The mining pool operators will confirm the considerations for the 24 hours, including the block rewards, the transaction fees, and the mining pool operating fees at 23:59:59 UTC each day.

For each contract, the Company measures the non-cash consideration using the average of daily quoted U.S. dollar spot rate of Bitcoin on the date of contract inception. For each contract, the Company recognizes the non-cash consideration on the same day that control of the contracted service transfers to the mining pool operator, which is the same day as the contract inception.

Sale of mining equipment

The Company sells mining equipment to customers. Before the Company receives orders from customers, the Company signs a purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of the mining machine is transferred from the Company to the customer, evidenced by documentation of delivery and customer acceptance. The Company may receive payments prior to delivery of the mining equipment and records funds received as contract liabilities, or the Company may receive payment for the mining equipment within thirty days of delivery of the mining equipment. Deferred revenue is recognized as revenue upon delivery.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Hosting services

●	Contract with customers: Pursuant to the “Miner Hosting Service Contract” (“Hosting Contract”) agreed by the Company and the customers, the Company will provide hosting services to the customers, who shall confirm they are entitled to the ownership of the hosted mining equipment (“Miners”). When the Miners are hosted, the customers retain the right to ownership of the hosted Miners and are entitled to all the rights and benefits derived outputs generated by the hosted Miners. The Hosting Contract may be terminated by the customer without penalty if the customer applies for termination of hosting service 30 days in advance, or if the deployment and the start date of operation of the hosted service is delayed over ten days. The Hosting Contract may be terminated by the Company without penalty in several circumstances as agreed in the contract. If the hosting services are terminated, the customers have the right to either entrust the Company to sell the mining equipment at the market price on their behalf, or the customers can physically retake possession of the equipment and any logistics costs incurred in retaking the equipment shall be borne by the customers.

●	Identifying performance obligations: According to the Hosting Contract, the customer entrusts the Company to deploy, operate and manage the customer’s Miners. The hosting services include electricity supply, network supply, maintaining a suitable environment and safeguarding the hosted Miners, providing tools to the customers to monitor and timely verify the operation status of the hosted Miners, performing site visit and inspection on facilities, proposing optimization plans for the operational stability of the hosted Miner and working with the mining facility for implementation. Since the performance obligations are satisfied over time and the same method (consumption method) is used to measure the Company’s progress toward complete satisfaction of the performance obligation, the above activities are a series of distinct services that have the same pattern of transferring to the customer.

●	Determining the transaction price: By providing the above services, the Company charges a hosting service fee to the customers on a consumption basis, that is, hosting service fee = power consumption * unit service price. The Company typically receives payment upfront for such services which it records as contract liabilities, or the Company deducts service fees daily from the customer’s digital asset deposit in accordance with the Hosting Contract, if applicable.

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: The Company’s performance obligation related to the hosting service is satisfied over time. The Company recognizes revenue for services that are performed on a consumption basis.

Management has determined that the aforementioned services represent a series of performance obligations that should not be separated and recognized individually, but rather, as a whole over time in accordance with the Hosting Contract entered into by the Company and the customer.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Cost of revenues

The cost of revenues is primarily consistent with the revenue streams. This includes expenses such as lease costs of mining equipment, depreciation expenses of self-owned mining equipment, outsourcing fees, electricity costs, platform technology fees, web service fees, salaries, allocated overhead, and sourcing expenses.

Sales and marketing expenses

Sales and marketing expenses primarily comprise sales commissions, advertising expenses, marketing and promotional expenses, salaries, and share-based compensation for sales and marketing personnel. Advertising expenses specifically include costs related to promoting the corporate image and marketing products. The Company expenses all advertising costs as they are incurred.

General and administrative expenses

General and administrative expenses primarily include salaries, bonuses, share-based compensation and benefits for employees engaged in general corporate functions and those not specifically dedicated to research and development activities. Additionally, these expenses encompass depreciation of fixed assets that are not utilized in research and development activities, legal and other professional services fees, and other general corporate related expenses.

Research and development expenses

Research and development expenses primarily comprise payroll, share-based compensation and related personnel costs, as well as technical service fees associated with the enhancement of the Company’s platform and technical system. These expenses are expensed as they are incurred.

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as a single operating segment and uses net income (loss) and operating income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, include significant acquisitions and allocation of budget between cost of revenues, sales and marketing, general and administrative and research and development expenses.

Information regarding the Company’s net income (loss) and operating income (loss) is disclosed in the Consolidated Statements of Comprehensive Income. Segment expenses and other items are reviewed by the CODM on the same basis as presented in the Consolidated Statements of Comprehensive Income. The CODM does not separately evaluate performance or allocate resources based on segment assets. As a result, asset information by segment is not presented.

Share-Based Compensation

The Company grants restricted share rewards to employees and non-employees, and accounts for share-based compensation expenses in accordance with ASC 718, Compensation—Stock Compensation.

The fair value of granted shares without a lock-up period is based on the market price of the Company’s ordinary share on the date of each grant. The fair value of granted shares with a lock-up period is based on the discounted market price of the Company’s ordinary share on the date of each grant, which is discounted using Asian-style put option method. The Asian-style model is affected by factors and assumptions, such as the market price of underlying ordinary shares, expected volatility, remaining term of lock-up period, and expected dividend yield.

Share-based compensation expense for the restricted share rewards with only service-based conditions is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur and reverses compensation cost previously recognized in the period the award is forfeited.

Earnings per share

In accordance with ASC Topic 260, Earnings per Share (“ASC 260”), basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. All outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There are no dilutive shares outstanding.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets, accounts receivable and other receivables. The Company places cash and cash equivalents with financial institutions with high credit ratings and quality. From time to time, the Company’s cash account balances exceed the balances covered by the Federal Deposit Insurance Corporation (“FDIC”) in the US, or the Singapore Deposit Insurance Corporation Limited (SDIC) in Singapore. The Company has never suffered a loss due to such excess balances. The Company conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Company establishes an allowance for expected credit losses primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, to refer to the current expected credit loss policy.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

The Company held for its own account digital assets of approximately $129.94 million and $43.98 million as of December 31, 2024, and 2023, respectively.

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

Recent accounting pronouncements

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

New and amended standards adopted by the Company:

Accounting Standards Update (ASU) No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280): Segment Reporting

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the Consolidated Financial Statements.

Accounting Standards Update (ASU) No. 2023-08, Intangibles - Goodwill and Other- Crypto Assets (Topic 350-60): Accounting for and Disclosure of Crypto Assets

In December 2023, the FASB issued ASU No. 2023-08, Intangibles - Goodwill and Other - Crypto Assets. ASU 2023-08 amends ASC 350, Intangibles – Goodwill and Other, to provide guidance on the accounting for and disclosure of crypto assets and requires that the Company (i) subsequently remeasure crypto assets at fair value in the Consolidated Balance Sheets and record gains and losses from remeasurement in Net income (loss) in the Consolidated Statements of Comprehensive income; (ii) present crypto assets separate from other intangible assets in the Consolidated Balance Sheets; (iii) present the gains and losses from remeasurement of crypto assets separately in the Consolidated Statements of Comprehensive income; and (iv) provide specific disclosures for crypto assets. The new standard is effective for the company for its fiscal year beginning January 1, 2025, with early adoption permitted, and should be applied using a modified retrospective transition method with a cumulative-effect adjustment recorded to the opening balance of retained earnings as of the beginning of the year of adoption. The Company early adopted ASU 2023-08 on January 1, 2024, and recorded a cumulative adjustment to increase the opening balance of retained earnings by $6.44 million as a result of recognizing its digital assets held as of January 1, 2024, at fair value. During the year ended December 31, 2024, the adoption of ASU 2023-08 led to an unrealized gain of $37.60 million due to the bitcoin price increase during the year. No adjustments were made to prior comparative periods.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

New Accounting Standards That Have Not Yet Been Adopted:

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

Accounting Standards Update 2024-03, Comprehensive income (Topic 220): Disaggregation of Income Statement expenses

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

3.	REVERSE RECAPITALIZATION

As discussed in Note 1, on February 29, 2024, the Company completed the business combination with Arisz pursuant to the Merger Agreement by and between Arisz and Finfront. As a result of the Reverse Recapitalization, the Company became a publicly traded company, with Finfront surviving the Acquisition Merger as a wholly-owned subsidiary of the Company.

At the Redomestication Merger Effective Time, pursuant to the Redomestication Merger: (1) all units of Arisz were separated into individual components of Arisz Common Stock, Arisz Warrant and Arisz Right and such units ceased to exist; (2) each Arisz Common Stock, issued and outstanding immediately prior to the Redomestication Merger Effective Time (other than any redeemed shares), were automatically cancelled and ceased to exist, and for each share of such Arisz Common Stock, the Company issued to each Arisz stockholder (other than Arisz stockholders who exercised their redemption rights in connection with the Business Combination) one validly issued, fully paid Class A Ordinary Share; (3) each Arisz Warrant issued and outstanding immediately prior to Redomestication Merger Effective Time was cancelled in exchange for one Warrant to purchase three-fourths (3/4) of one Class A Ordinary Share; and (4) each Arisz Right that entitles the holders thereof to receive one-twentieth (1/20) of one Arisz Common Stock issued and outstanding immediately prior to the Redomestication Merger Effective Time was cancelled in exchange for the number of full Class A Ordinary Shares equal to the number of Arisz Common Stock to which the registered holder of Arisz Right would have been entitled, rounded to the nearest whole share.

At the Effective Time (as defined in the Merger Agreement), pursuant to the Acquisition Merger: (1) each ordinary share of Finfront (other than the ordinary shares of Finfront held by Chipring Technology Limited, an entity controlled by Mr. Leo Lu, the founder and chief executive officer of the Company) issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the applicable number of Class A Ordinary Shares, (2) all ordinary shares of Finfront held by Chipring Technology Limited were cancelled in exchange for 135,000,000 Class B Ordinary Shares ; and (3) the one share of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into and became one ordinary share of Finfront.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

PIPE Subscription Agreements

In connection with the Business Combination, Finfront and Arisz obtained commitments from interested accredited investors to purchase Class A Ordinary Shares issued in connection with the Closing, for an aggregate cash amount of $74,000,000 at a purchase price of $10.00 per share, in a private placement (the “PIPE”). Such commitments are being made by way of the PIPE Subscription Agreements, by and among each PIPE Investor, Finfront and Arisz. The PIPE Shares are identical to Class A Ordinary Shares issued to existing public stockholders of Arisz at the time of the Closing, except that the PIPE Shares were not entitled to any redemption rights and were not registered under the Securities Act at the time of issuance. The closing of the PIPE Subscription Agreements took place concurrently with the closing of the Business Combination on February 29, 2024.

Backstop Agreements

On October 13, 2022, Arisz, Finfront and the Sponsor entered into a new backstop agreement (the “New Backstop Agreement”) whereby, in connection with the Business Combination, the Sponsor agreed to subscribe for and purchase no less than $2.0 million worth of shares of Arisz Common Stock or Class A Ordinary Shares to replace a previously signed backstop agreement dated July 14, 2022, which terminated in accordance with its terms on 31 July 2022. The Sponsor subscribed for 200,000 Class A Ordinary Shares in a private placement transaction pursuant to the New Backstop Agreement. The closing of the Backstop Agreement took place concurrently with the closing of the Business Combination on February 29, 2024.

Stock Purchase Agreements

In connection with the execution of the Merger Agreement, the Sponsor and Ethereal Singapore entered into a stock purchase agreement (the “First ET Stock Purchase Agreement”), pursuant to which Ethereal Singapore purchased 128,206 shares of Arisz Common Stock (the “ET Shares”) from the Sponsor for a purchase price of $1,250,000. Subject to the satisfaction of conditions set forth in the ET Stock Purchase Agreement, the Sponsor shall cause the ET Shares to be transferred on the books and records of Arisz to Ethereal Singapore. The transfer of ET Shares has been completed. In addition, on October 10, 2022, the Sponsor and Ethereal Singapore entered into a stock purchase agreement (the “Second ET Stock Purchase Agreement” and together with the First ET Stock Purchase Agreement, the “ET Stock Purchase Agreements”), pursuant to which Ethereal Singapore purchased 76,142 shares of Arisz Common Stock (the “Additional ET Shares”) from the Sponsor for a purchase price of $750,000. Subject to the satisfaction of conditions set forth in the Second ET Stock Purchase Agreement, the Sponsor shall cause the Additional ET Shares to be transferred on the books and records of Arisz to Ethereal Singapore. The transfer of Additional ET Shares was completed at the Closing. 204,348 Class A Ordinary Shares were issued at the Closing in connection with the aforementioned transactions, which have been classified as treasury shares of the Company.

In connection with the execution of the Merger Agreement, the Sponsor and Aqua Pursuit International Limited (“Aqua”), the financial advisor of Finfront, entered into the Aqua Stock Purchase Agreement, pursuant to which Aqua purchased 200,000 shares of Arisz Common Stock (the “Aqua Shares”) from the Sponsor for a purchase price of $2,000,000. Subject to the satisfaction of conditions set forth in the Aqua Stock Purchase Agreement, the Sponsor shall cause the Aqua Shares to be transferred on the books and records of Arisz to Aqua upon the consummation of any business combination (as defined in Arisz’s organizational documents). On October 10, 2022, Aqua and the Sponsor entered into an amendment to the Aqua Stock Purchase Agreement, pursuant to which the number of Aqua Shares purchased from the Sponsor was changed from 200,000 shares of Arisz Common Stock to 260,000 shares of Arisz Common Stock, and the purchase price was changed from $2,000,000 to $2,500,000. The transfer of the Aqua Shares was completed at the Closing, and 260,000 Class A Ordinary Shares were issued at the Closing in connection with the aforementioned transaction.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Amended Stock Escrow Agreement

Pursuant to certain Stock Escrow Agreement dated November 17, 2021, by and among Continental Stock Transfer & Trust Company, acting as escrow agent, Arisz, the Sponsor and certain shareholders of Arisz (as amended by an amendment to stock escrow agreement dated February 29, 2024, the “Amended Stock Escrow Agreement”), subject to certain limited exceptions, 696,247 shares of Arisz Common Stock (which was exchanged into the same number of Class A Ordinary Shares in connection with the Business Combination) may not be transferred, assigned, sold or released from escrow until six months after the date of the consummation of the Business Combination. The limited exceptions referred to above include, among other things, (1) transfers among the Sponsor or its affiliates or members or to our officers, directors, advisors and employees, (2) transfers to the Sponsor’s affiliates or its members upon its liquidation, (3) transfers to relatives and trusts for estate planning purposes, (4) transfers by virtue of the laws of descent and distribution upon death, (5) transfers pursuant to a qualified domestic relations order, or (6) private sales made at prices no greater than the price at which the securities were originally purchased, in each case where the transferee agrees to the terms of the escrow agreement and forfeiture, as the case may be, as well as the other applicable restrictions and agreements of the holders of such shares.

In connection with the Business Combination, on February 26, 2024, holders of 2,287,657 shares of Arisz Common Stock exercised their right to redeem their shares for cash at a redemption price of approximately $11.14 per share, for an aggregate redemption amount of approximately $25.4 million, representing approximately 96.0% of the total outstanding shares of Arisz Common Stock then held by public stockholders. As a result of a significant number of Arisz public stockholders electing to redeem the Arisz Common Stock in connection with the Business Combination, the gross proceeds to BitFuFu from the Business Combination were accordingly reduced to approximately $1.1 million. BitFuFu raised $74 million in the PIPE financing, which amounted to $75.1 million in gross proceeds.

The total transaction costs of $10.1 million were related to third-party legal, accounting services and other professional services to consummate the Reverse Recapitalization and the PIPE financing incurred by Finfront. These transaction costs were recognized as an offset to additional paid-in capital in the Consolidated Balance Sheets of the Company.

In consideration of the Acquisition Merger, the expected beneficial ownership of BitFuFu Ordinary Shares following the consummation of the Business Combination (post-Business Combination), has been determined based upon the following: (i) the issuance of 15,000,000 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares to the shareholders of BitFuFu, (ii) the conversion of each share of Arisz Common Stock issued and outstanding immediately prior to the effective time of the Redomestication Merger into one validly issued Class A Ordinary Share, (iii) the conversion of each Arisz Right issued and outstanding immediately prior to the effective time of the Redomestication Merger into one-twentieth (1/20) of one Class A Ordinary Share, (iv) the issuance of 7,400,000 Class A Ordinary Shares to the PIPE Investors in the PIPE Investment, (v) the issuance of 2,301,750 Class A Ordinary Shares to Chardan, (vi) the issuance of 1,010,000 Class A Ordinary Shares to Aqua (including the transfer of 260,000 Class A Ordinary Shares to Aqua from Sponsor), (vii) the issuance of 200,000 Class A Ordinary Shares pursuant to the Backstop Agreement, (viii) Sponsor has transferred 204,348 Class A Ordinary Shares to Ethereal Tech Pte. Ltd., a subsidiary of BitFuFu, pursuant to the ET Stock Purchase Agreement, (ix) redemption of 777,050 shares of Arisz Common Stock (approximately at $11.14 per share totaled $8.7 million) in connection with the stockholders’ vote at the annual meeting of stockholders held by Arisz on February 5, 2024, and (x) redemption of 2,282,657 shares of Arisz Common Stock (approximately at $11.14 per share totaled $25.4 million) in connection with the Business Combination.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

The following summarizes the number of Ordinary Shares outstanding at the Closing Date:

Actual Ownership

Arisz Common Stock	94,658
Arisz Private Placement Shares	276,389
Arisz Common Stock held by Insider (founders/Sponsor initial share) and transferees	1,260,652
Arisz Rights held by public stockholders	345,000
Arisz Common Stocks underlying Arisz Rights included as part of the Private Placement	13,818
Class A Ordinary Shares issued to Chardan Capital Markets, LLC as deferred underwriting compensation	51,750
Class A Ordinary Shares issued to Chardan Capital Markets, LLC as Arisz’s M&A Consultant	2,250,000
Class A Ordinary Shares issued to Aqua Pursuit International Limited as BitFuFu’s M&A Consultant	1,010,000
Class A Ordinary Shares issued to PIPE Investors	7,400,000
Ordinary Shares issued to shareholders of BitFuFu in Business Combination	150,000,000
Shares issued pursuant to the Backstop Agreement	200,000
Shares transferred from Arisz Sponsor to a subsidiary of BitFuFu	204,348
Shares outstanding, basic	163,106,615
Shares issuable upon the exercise of Warrants	5,382,292
Shares outstanding, diluted	168,488,907

4.	DIGITAL ASSETS

Prior to the adoption of ASU 2023-08, the carrying value of digital assets represents the post-impairment value of all digital assets held. Digital assets not within the scope of ASU 2023-08 should be tested for impairment, whenever events or changes in circumstances occur which indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment loss on digital assets recorded for the years ended December 31, 2024, 2023 and 2022 was Nil, $6.99 million and $12.95 million, respectively.

As a result of adopting ASU 2023-08, the Company measures digital assets at fair value as of each reporting period. Unrealized gain on digital assets recorded for the years ended December 31, 2024, 2023 and 2022 was $37.60 million, Nil and Nil, respectively. Realized gain on sales of digital assets recorded for the years ended December 31, 2024, 2023 and 2022 was $39.33 million, $18.23 million and $4.95 million, respectively.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

The Company’s digital asset holdings include digital assets pledged by customers pursuant to applicable agreements and exclude digital assets pledged by the Company to suppliers or lenders as collateral (see Note 5):

	As of December 31, 2024			As of December 31, 2023
	Quantity	Cost Basis	Fair Value	Carrying Value

Bitcoin (“BTC”)	1,313	87,457	125,048	43,896
USDT	4,800,082	4,802	4,817	61
Others	46,233	77	75	21
Total		92,336	129,940	43,978

The cost basis of digital assets represents the fair value of digital assets at the time of service contract inception, the fair value of digital assets purchased upon receipt in an exchange for another digital assets, and the cost of digital assets purchased upon receipt in an exchange for fiat currency.

The following table presents the movement for digital assets of the Company for the years ended December 31, 2024 and 2023:

	BTC	USDT	Others	Total

Balance as of December 31, 2023	43,896	61	21	43,978
Cumulative effect of the adoption of ASU 2023-08	6,436	-	-	6,436
Balance as of January 1, 2024	50,332	61	21	50,414
Digital assets received from customers for products and services	123,345	114,363	223	237,931
Revenue generated from BTC self-mining operation	157,511	-	-	157,511
Converted to other digital assets or fiat cash, net	(67,710)	(100,077)	(183)	(167,970)
Costs and expenses (paid)/prepaid in digital assets	(169,506)	(44,480)	14	(213,972)
Unrealized fair value changes on digital assets	37,604	-	-	37,604
Realized gain on sale/exchange of digital assets	39,329	-	-	39,329
Digital assets from borrowings	-	34,950	-	34,950
Digital assets pledged to lender or supplier	(60,629)	-	-	(60,629)
Digital assets pledged from customers	21,669	-	-	21,669
Purchase of mining equipment	(6,897)	-	-	(6,897)
Balance as of December 31, 2024	125,048	4,817	75	129,940

	BTC	USDT	Others	Total

Balance as of January 1, 2023	7,938	56	17	8,011
Digital assets received from customers for products and services	77,236	150,134	251	227,621
Revenue generated from BTC self-mining operation	100,197	-	-	100,197
Other income received in BTC	378	-	-	378
Converted (to)/from other digital assets or fiat cash, net	(95,441)	(81,280)	(243)	(176,964)
Costs and expenses paid in digital assets	(57,656)	(68,849)	(4)	(126,509)
Impairment on digital assets	(6,987)	-	-	(6,987)
Realized gain on sale/exchange of digital assets	18,231	-	-	18,231
Balance as of December 31, 2023	43,896	61	21	43,978

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the years ended December 31, 2024 and 2023:

	For the Year Ended December 31,
	2024	2023
DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized from selling products and services which was settled or will be settled in digital assets (a)	277,089	183,908
Adjusted by the changes in operating assets and liabilities:
Accounts receivable to be settled in digital assets	(7,087)	2,431
Inventories	(104)	-
Contract liabilities received in digital assets	(31,967)	41,282
Digital assets received from customers for products and services	237,931	227,621

Revenue recognized from Bitcoin self-mining operation (b)	157,511	100,197

Cost and expenses settled or to be settled by digital assets (c)	(238,921)	(101,371)
Adjusted by the changes in operating assets and liabilities:
Prepayments made in digital assets to suppliers	16,214	(24,035)
Accounts payable to be settled in digital assets	11,947	(7)
Payments made in digital assets by a related party on behalf of Company	1,579	-
Other receivables to be settled in digital assets	(6,020)	(130)
Other payables to be settled in digital assets	1,229	(966)
Costs and expenses paid in digital assets	(213,972)	(126,509)

Impairment of digital assets	-	(6,987)
Other income received in digital assets (d)	-	378
Unrealized fair value gain of digital assets	37,604	-
Realized gain on sale of digital assets	39,329	18,231

Net digital assets provided by operating activities	258,403	212,931

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Sales of digital assets in exchange for fiat cash	(184,794)	(222,393)
Digital assets purchased by fiat cash	16,824	45,429
Digital asset collateral, net	(38,960)	-
Purchase of mining equipment	(6,897)	-
Net digital assets used in investing activities	(213,827)	(176,964)

DIGITAL ASSETS FROM FINANCING ACTIVITIES
Proceeds from long-term loans	34,950	-
Net digital assets provided by financing activities	34,950	-

Adjustments on the opening balance for adoption of ASU 2023-08	6,436	-

Net increase in digital assets	85,962	35,967
Digital assets at the beginning of the year	43,978	8,011
Digital assets at the end of the year	129,940	43,978

The net income received or to be received by digital assets, as presented in the consolidated statement of cash flow, consists of items (a), (b), (c) and (d) above.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

5.	DIGITAL ASSET COLLATERAL RECEIVABLE

The following table presents the Company’s digital assets pledged as collateral for loan borrowings and accounts payable as of December 31, 2024:

	As of December 31, 2024
	Quantity	Fair Value

Pledged BTC - current(1)	131	12,569
Pledged BTC - non-current(2)	502	47,827
Digital asset collateral receivable	633	60,396

(1)	The BTC was pledged for the accounts payable due to a supplier of mining equipment, who is a related party of the Company. This collateral is expected to be released when the related outstanding payables are paid within one year.

(2)	The BTC was pledged for long-term loans (see Note 12). This collateral is expected to be released when the related loans are matured and repaid after one year.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2023

Accounts receivables	11,238	4,150
Allowances for credit losses	(312)	(312)
Accounts receivables, net	10,926	3,838

As of December 31, 2024, the Company holds a receivable with a principal amount of $10.93 million, of which $8.28 million is secured by BTC. The secured portion of the receivable bears interest at an annual rate of 7.5% with the obligation maturing on February 2026 unless early repayment by the customer. The customer is required to maintain BTC collateral with a fair value of at least 70% of the outstanding secured receivable balance (the “Collateral Coverage Requirement”). The Company regularly monitors the fair value of the BTC collateral and may request additional BTC if its value falls below the stipulated threshold. Failure by the customer to meet the Collateral Coverage Requirement or to repay the secured receivable in full may result in the Company liquidating the BTC collateral to recover the outstanding amount. None of the balances in 2023 were secured by BTC collateral.

The following table presents the activity in the allowance for credit losses for the years ended December 31, 2024, and 2023:

	As of December 31,
	2024	2023

Opening balance	312	608
Credit loss expense	-	-
Charged off	-	(296)
Closing balance	312	312

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

7.	PREPAYMENTS

Prepayments consisted of the following:

	As of December 31,
	2024	2023

Prepayment to suppliers (1)	18,833	33,972
Prepaid acquisition consideration(2)	2,460	-
Prepaid offering costs(3)	-	5,526
Others	358	68
Prepayments	21,651	39,566

(1)	Prepayment to suppliers primarily represents (i) hosting services fee, hash rate fee and other service fees prepaid to suppliers for which the relevant services have not been rendered; (ii) prepaid mining equipment procurement fee for which the equipment has not been delivered as of the year end.

(2)	In October 2024, the Company made $2.46 million prepayment recognized as part of the acquisition of a mining facility.

(3)	Prepaid offering costs were costs related to business combination with Arisz and were charged to “Additional paid-in capital” upon completion of the business combination on February 29, 2024. Such costs primarily include legal cost, advisory costs and the extension fee for the business combination.

8.	OTHER CURRENT ASSETS, NET

Other current assets consisted of the following:

	As of December 31,
	2024	2023

Other receivables due from third parties (1)	6,214	-
Deposits due from third parties (2)	5,506	1,880
Custodian assets held by FTX (3)	-	9,827
Others	90	63
Other current assets, gross	11,810	11,770
Less: Allowance for credit losses	(100)	(9,926)
Other current assets, net	11,710	1,844

(1)	Among the balance of other receivables due from third parties, $4.1 million was secured by collateral digital assets which was recorded in “Obligation to Return Collateral Digital Assets” and accrue interest at an annual rate of 7.5% with the obligation maturing on December 8, 2025.

(2)	The balance of deposits due from third parties primarily represented the deposits paid to the owner or operator of mining facilities and will be received upon termination of the service agreements.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

The following table presents the activity in allowance for credit losses for the years ended December 31,2024 and 2023:

	As of December 31,
	2024	2023

Allowance for credit losses:
Opening balance	9,926	9,826
Recoveries collected (3)	(7,270)	-
Charged off (3)	(2,556)	-
Credit loss expense	-	100
Total ending allowance balance	100	9,926

(3)	In November 2022, FTX cryptocurrency exchange filed for Chapter 11 bankruptcy. The Company had $2.09 million cash and 480 BTC worth $7.74 million (measured at the carrying value of BTC as of December 31, 2022) in its FTX account. Due to the uncertain outcome of the bankruptcy, the Company reclassified the funds as custodian assets held by FTX and recorded a full impairment charge on those balances during 2022.

In November 2024, the Company entered into a settlement agreement with a third party to sell its receivables rights from FTX for a total consideration of $7.27 million. As part of this transaction, the Company recognized a write-off of $2.56 million charged against the allowance for credit losses, reflecting its assessment of the un-collectability of these receivables.

9.	EQUIPMENT, NET

Equipment consisted of the following:

	As of December 31,
	2024	2023

Cost:
Servers, computer and network equipment	140	140
Mining equipment	143,160	136,227
Total cost	143,300	136,367

Less: accumulated depreciation
- Servers, computers and network equipment	(114)	(71)
- Mining equipment	(67,279)	(42,589)
Total accumulated depreciation	(67,393)	(42,660)

Less: accumulated impairment loss	(19,926)	(11,850)

Equipment, net	55,981	81,857

Depreciation expense was $24.73 million, $24.50 million and $18.16 million for the years ended December 31, 2024, 2023 and 2022, respectively.

During the year, the Company identified indicators of impairment for its mining equipment, as the carrying amount exceeded the projected undiscounted cash flows of the assets. The fair value was determined using an income approach, based on the present value of expected future cash flows. Significant inputs to the fair value calculation included assumptions related to future BTC prices, forecasted global network hashrate, and estimated future power prices. Accordingly, the Company recognized impairment charges of $8.08 million, Nil and $11.85 million for the year ended December 31, 2024, 2023 and 2022, respectively.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

10.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2024	2023

Interest payable (1)	5,177	2,731
Accrued expenses	2,292	1,097
Customer refund (2)	1,040	290
Issuance costs payable	-	1,250
Others	264	-
Total	8,773	5,368

(1)	The interest payable represents the accrued interest for (i) long-term payables owed to the mining equipment supplier totaling $101.3 million with a fixed interest rate of 6% per annum (see Note 11); and (ii) long-term loans totaling $35.0 million with a fixed annual interest rate of 6.5% (see Note 12). During the years ended December 31, 2024, 2023 and 2022, the Company recorded interest expense of $6.33 million, $5.54 million and $2.52 million, respectively.

(2)	The Company records refund liabilities for amounts received from customers in excess of purchase amounts, representing overpayments to be returned or amounts pending customers’ claims. These overpayments are classified as current liabilities until refunded or, if agreed upon with the customers, applied as credits toward future purchases.

11.	LONG-TERM PAYABLES

Long-term payables consisted of the following:

	As of December 31,
	2024	2023

Payables for purchasing mining equipment – non-current portion
Opening balance	102,435	109,435
Repayment	(1,134)	(7,000)
Closing balance	101,301	102,435

The long-term payable represents an amount due to a supplier for the purchase of mining equipment in 2022. Pursuant to the purchase agreements and supplemental agreements entered into between the supplier and the Company, the outstanding purchase price is subject to interest at a rate of 6% per annum from the date of equipment delivery until the full settlement of the outstanding balance. The Company may initiate early or partial repayments, subject to mutual agreement by both parties. During the year ended December 31, 2024, the Company made partial repayment by transferring its 204,348 treasury shares to the supplier.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

12.	LONG-TERM LOANS

In November 2024, the Company, through a wholly-owned subsidiary, entered into Master Loan and Pledge Agreements (the “Agreements”) with an institution (the “Lender”). Pursuant to the Agreements, the Lender will provide loans in tranches, which is denominated in U.S. Dollar with a term of 18 months, maturing in May and June of 2026, and a fixed interest rate of 6.5% per annum. The Agreements also require the Company to transfer certain amounts of its BTC to the Lender as collateral (see Note 5), with the loan amount being 70% of the then-current fair market value (the “Loan-to-Value Ratio”) of the pledged BTC. If the fair market value of BTC falls, leading to the Loan-to-Value Ratio below 80%, the Company is required to add additional collateral. The loans were paid in USDT. The repayment of the loan principal may be made in U.S. Dollar by default or in digital assets. In the event that the Company wishes to repay the loan balance to Lender in digital assets, the Company shall repay such amount of digital assets which, if converted into U.S. Dollar using the spot rate at the time of such repayment, would be no less than the amount Lender would receive in U.S. Dollar. The balance of long-term loans outstanding as of December 31, 2024 and 2023 was $35.0 million and Nil, respectively.

13.	INCOME TAXES

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022, which is effective on January 1, 2023 and contains provisions implementing a 15% minimum corporate income tax on book income of certain large corporations, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. While the company is continuing to evaluate the impact of these provisions, at this time, they are not expected to have a material impact on the company’s Consolidated Financial Statements.

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2024	2023	2022

Current income tax expense/(benefit):
US-Federal	-	-	-
US-State	-	-	-
Foreign	877	(1,968)	3,805
Total current income tax expense/(benefit)	877	(1,968)	3,805
Deferred tax expense/(benefit):
US-Federal	(2,370)	(991)	(2,421)
US-State	(564)	(236)	(576)
Foreign	9,725	5,378	(1,474)
Total deferred tax expense/(benefit)	6,791	4,151	(4,471)

Total income tax expense/(benefit)	7,668	2,183	(666)

Effective tax rates of 12.44% for 2024, 17.22% for 2023 and (37.48%) for 2022 differ from the federal statutory rate applied to income before income taxes due to the following:

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

	Year Ended December 31,
	2024	2023	2022

Federal income tax benefit at the statutory rate	(2,370)	(991)	(2,421)
Effect of:
State income taxes	(564)	(236)	(576)
Foreign taxes	10,602	3,494	2,331
Other, net	-	(84)	-
Income tax expense/(benefit)	7,668	2,183	(666)

The Company’s net deferred tax assets/(liabilities) were as follows:

	As of December 31,
	2024	2023

Deferred tax assets:
Impairment loss on digital assets	-	210
Impairment loss on mining equipment	5,181	3,081
Net operating loss carryforwards	7,742	6,320
Credit loss provision for receivables	81	81
Impairment loss on assets held by FTX	-	1,356
Limits on interest expense deduction	3,683	2,087
Total gross deferred tax assets	16,687	13,135

Deferred tax liabilities:
Digital assets	(15,072)	(5,470)
Depreciation of equipment	(8,086)	(7,345)
Total gross deferred liabilities	(23,158)	(12,815)

Net deferred tax assets/(liabilities)	(6,471)	320

	As of December 31,
	2024	2023

Deferred tax assets/liabilities):
United States	7,158	4,224
United Arab Emirates	1,443	-
Singapore	(15,072)	(3,904)
Net deferred tax assets/(liabilities)	(6,471)	320

Net operating loss carryforwards: Ethereal US has approximately $19.57 million and $4.66 million of federal and state tax Net Operating Losses (“NOLs”), respectively, that may be available to offset future taxable income. Under the Tax Cuts and Jobs Act, $19.57 million federal and $4.66 million state NOLs incurred after December 31, 2017 are carried forward indefinitely but may be limited in utilization to 80% of taxable income.

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2024, and 2023. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the years ended December 31, 2024, and 2023.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

The Company and its subsidiaries are subject to U.S. federal income tax as well as income taxes in various state and foreign jurisdictions. The Company files federal, states, and foreign income tax returns. The 2022-2023 tax years generally remain subject to examination by the IRS and various state taxing authorities, although the Company is not currently under examination in any jurisdiction.

14.	REVENUE BY CATEGORIES

Revenue by products or services

For the years ended December 31, 2024 ,2023 and 2022, the Company operates in a single operating segment that mainly includes: 1) cloud mining solutions services; 2) self-mining; 3) sale of mining equipment; and 4) hosting services and others.

The following table summarizes the revenue generated from different revenue streams:

	For the Year Ended December 31,
	2024	2023	2022
Cloud mining solutions	271,036	178,044	99,392
BTC self-mining	157,511	100,197	60,291
Sales of mining equipment	30,463	-	10,400
Leasing of mining equipment	-	-	1,336
Sourcing commission for mining equipment	-	-	18,792
Hosting services and others	4,320	5,865	7,988
Total revenues	463,330	284,106	198,199

Revenue by geographical location

The following table also summarizes the revenue (excluding self-mining revenue) generated from different continents:

	For the Year Ended December 31,
	2024		2023		2022
	Amount	%	Amount	%	Amount	%

North America	155,736	51%	99,043	54%	98,003	71%
Asia	94,171	31%	31,113	17%	10,320	7%
Europe	41,298	13%	47,372	26%	28,602	21%
Others	14,614	5%	6,381	3%	983	1%
Total revenue (1)	305,819	100%	183,909	100%	137,908	100%

The basis for attributing revenues by continents is based on the customers’ KYC information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

(1)	Total revenue excludes BTC self-mining revenue.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Revenue by consideration

The amount of revenue recognized from receipt of digital assets and receipt of U.S. dollars is presented separately as follows:

	Year Ended December 31,
	2024	2023	2022

Revenue recognized in digital assets payment	434,600	284,106	179,408
Revenue recognized in U.S. dollars payment	28,730	-	18,791
	463,330	284,106	198,199

15.	SHAREHOLDERS’ EQUITY

Ordinary shares

The Company’s authorized share capital is $50,000 divided into 500,000,000 ordinary shares (Ordinary Shares), consisting of 300,000,000 class A Ordinary Shares (Class A Ordinary Shares) of par value of $0.0001 each and 200,000,000 class B Ordinary Shares (Class B Ordinary Shares) of par value of $0.0001 each. All ordinary shares issued and outstanding were fully paid and non-assessable.

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

On February 29, 2024, the Company completed the business combination with Arisz and upon consummation of the business combination (Note 3), BitFuFu Inc. issued 150,000,000 ordinary shares to Finfront Holding Company’s shareholders. As a result, to reflect the conversion effect, the outstanding shares and earnings per share for the years ended December 31, 2024, 2023 and 2022 are calculated based on weighted average Ordinary Shares. As of December 31, 2024, 2023 and 2022 there were 160,988,011, 150,000,000, and 149,383,562 Ordinary Shares outstanding, respectively, as adjusted to reflect the Reverse Recapitalization through the application of a retroactive restatement.

Treasury shares

In January 2022, Finfront entered into an Agreement and Plan of Merger with Arisz, pursuant to which Finfront will be merged with Arisz. As part of the execution of the Merger Agreement, Ethereal Singapore purchased 128,206 shares of Arisz common stock from the Sponsor for a purchase price of $1,250,000. In October 2022, Ethereal Singapore entered into a Second Stock Purchase Agreement with the Sponsor, pursuant to which Ethereal Singapore agreed to purchase 76,142 shares of Arisz common stock for a purchase price of $750,000.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

As of December 31, 2023, a total of 204,348 purchased class A Ordinary Shares are retroactively accounted as treasury shares. During the year ended December 31, 2024, these treasury shares were fully utilized to settle outstanding obligations with vendors, resulting in a zero balance as of December 31, 2024.

16.	SHARE-BASED COMPENSATION

In September 2024, the Board of Directors of the Company approved the grant of 6,525,192 restricted shares, representing 6,525,192 Class A Ordinary Shares of the Company to certain directors, officers, employees and consultants under the 2022 Share Incentive Plan of the Company. The maximum number of Ordinary Shares that may be issued under the 2022 Share Incentive Plan (“SIP”) is 7,500,000 Ordinary Shares, which were issued to FuFu ESOP Limited before the Business Combination and reserved for the disbursement of share-based awards under the 2022 Share Incentive Plan.

Compensation expense is recognized over the vesting period of the share awards based on the fair value of the shares at the grant date. A portion of the fair value of service-based restricted shares with post-vesting restrictions is determined using the Asian-Style put option valuation model to estimate the fair value of service based restricted share granted with post-vesting restriction. Certain shares vest on the grant date or the first anniversary of the vesting commencement date, while others vest between the second and fourth anniversaries. As of December 31, 2024, a total of 6,512,781 shares have been granted under the plan, with 10,919 shares forfeited.

The weighted average grant date fair value is $4.24 for the years ended December 31, 2024. The following are the assumptions used in valuing the restricted shares with post-vesting restrictions on grant dates during the years ended December 31, 2024 (in percentages, except as noted):

For the Year Ended December 31, 2024

Expected stock price volatility	143.42 - 150.32
Weighted average expected life (in years)	1
Dividend yield	-
Discount for Post-Vesting Restrictions	13.46 - 13.79

A summary of changes in the Company’s nonvested shares for the year follows:

	Number of shares	Weighted-Average Grant-Date Per Share Fair Value

Balance at January 1, 2024	-	$-
Granted	6,512,781	4.24
Vested	(6,176,756)	4.22
Forfeited	(10,919)	5.05
Non-vested at December 31, 2024	325,106	$5.05

As of December 31, 2024, there was $1.5 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1 to 4 years. The total fair value of shares vested during the years ended December 31, 2024, 2023 and 2022 was $26.1 million, Nil and Nil, respectively.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

The share-based compensation expenses related to restricted shares are recorded as components of general and administrative expenses, selling and marketing expenses, and research and development expenses, as follows:

	Year Ended December 31
	2024	2023	2022

General and administrative expenses	17,617	-	-
Selling and marketing expenses	4,502	-	-
Research and development expenses	3,946	-	-
Total	26,065	-	-

During the years ended December 31, 2024, 2023, and 2022, the Company recognized an income tax benefit of $1.7 million, Nil, and Nil, respectively, related to stock-based compensation expense.

17.	EARNINGS PER SHARE

Basic and diluted earnings per share for the periods presented were calculated as follows:

	Year Ended December 31,
	2024	2023	2022

Numerator:
Net income attributable to the Company’s ordinary shareholders
Basic	53,963	10,495	2,442
Diluted	53,963	10,495	2,442

Denominator:
Net income per share ($):
Basic	0.34	0.07	0.02
Diluted	0.33	0.07	0.02

Weighted-average number of shares of common stock used to compute net income per share:
Basic	160,988,011	150,000,000	149,383,562
Diluted	165,500,289	150,000,000	149,383,562

Net income per ordinary share is calculated in accordance with ASC 260 - Earnings Per Share. Basic income per ordinary share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. For the year ended December 31, 2024, the Company recorded net income and as such, the Company calculated the impact of dilutive ordinary shares in determining diluted earnings per share.

18.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”)	Related parties of one of the Company’s shareholders
Mr. Liang Lu	Ultimate voting control of the Company

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

(b)	Other than disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2024, 2023 and 2022:

	Year Ended December 31,
	2024	2023	2022

Services provided by:
- Bitmain	177,162	166,541	83,878

The Company purchased infrastructure hosting services and hash rate services from Bitmain for the years ended December 31, 2024, 2023 and 2022 which were recognized in cost of revenues.

(c)	The Company had the following related party balances as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023

Amount due from/ (due to) related parties:
- Mr. Liang Lu (i)	25	38
- Bitmain, net (i) (ii)	31,512	(30,229)

Pledged Bitcoins- current
- Bitmain (Note 5)	12,569	-

(i)	The amount due from/(to) related parties as of December 31, 2024 and 2023 was interest free without a stated maturity.

(ii)	The amounts due from/(to) Bitmain as of December 31, 2024 and 2023 represented the net balance of hosting services fees payable, prepaid hash rate fees and mining equipment purchase price.

19.	MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to BitFuFu’s top three customers contributed 31%, 26% and 31% of its total revenue for the years ended December 31, 2024, 2023 and 2022, respectively. Although the Company continually seeks to diversify its customer base, there is no assurance that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Concentration of credit risk

The below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue for the years ended December 31, 2024, 2023, and 2022:

	Years Ended December 31,
	2024	2023	2022

Customer A	14%	6%	9%
Customer B	10%	-	-
Customer C	7%	15%	17%

Supplier concentration

The Company relies on a limited number of suppliers to provide it with digital asset mining equipment and hosting facilities at economical prices. For the years ended December 31, 2024, 2023 and 2022, the Company’s purchases from its largest supplier accounted for 41%, 61%, and 52% of its total cost of revenue, respectively.

The below table represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	Years Ended December 31,
	2024	2023	2022

Supplier A	41%	61%	52%
Supplier B	26%	9%	-
Supplier C	14%	13%	32%

20.	FAIR VALUE MEASUREMENTS

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, net, deposits and other receivables, accounts payables, other payables and long-term payables.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company had no financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and, 2023.

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

As of December 31, 2024 and, 2023, the fair value of cash and cash equivalents, accounts receivables, net, deposits and other receivables, accounts payables and other payables approximated their carrying values because of the short-term nature of these instruments.

The carrying amounts of long-term payables approximate their fair values as they are subject to interest rates close to the market rate of interests for similar arrangements with financial institutions.

On February 29, 2024, the Company measured the Warrants at fair value (see Note 1).

Non-Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company’s non-financial assets accounted for at fair value on a recurring basis as of December 31, 2024, by level within the fair value hierarchy (dollars in thousands):

Description	Amount	Level 1	Level 2	Level 3
Assets
Digital Assets	129,940	129,940	-	-
Digital asset collateral receivable	60,396	60,396	-	-

Liabilities
Obligation to return collateral digital assets	21,436	21,436	-	-

Effective January 1, 2024, the Company early adopted ASU 2023-08, measuring digital assets at fair value on a recurring basis. There were no transfers among Levels 1, 2 or 3 during the years ended December 31, 2024. For the year ended December 31, 2023, the Company did not have any non-financial assets and liabilities measured at fair value on a recurring basis.

Non-Financial Assets and Liabilities measured at fair value on a Non-Recurring basis

For the year ended December 31, 2023, the digital assets held at year end with a total carrying amount of $50.97 million were written down to their fair value of $43.98 million, resulting in an impairment charge of $6.99 million, which represents the difference between the carrying value of the digital assets and their fair value. The Company estimated the fair value of the digital assets using Level 1 inputs based on the lowest intraday trading price of the digital assets on the Company’s principal market, Binance (the “Principal Market”). The Company calculates the impairment on digital assets using the lowest spot rate of the digital assets at any point of time during the day, whenever the carrying value of the Company’s digital assets exceeds the fair value of the digital assets.

For our mining equipment, fair value measurement is triggered when there are indications of impairment and the carrying amount exceeds the projected undiscounted cash flows of the assets. We record these assets at fair value only when an impairment charge is recognized. In 2024, 2023 and 2022, the Company recognized an impairment charge of $8.08 million, Nil and $11.85 mil, respectively.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts, except per share data, in thousands unless otherwise indicated)

21.	COMMITMENTS AND CONTINGENCIES

On March 4, 2024, an entity that holds some Warrants, or the Warrant Holder, sent us a letter alleging that we had breached the warrant agreement between Arisz and Continental Stock Transfer & Trust Company when we allegedly failed to allow the Warrant Holder to exercise a portion of the Warrants it holds on that same day, thus, resulting in potential loss to the Warrant Holder. The Warrant Holder threatened to file litigation against us. We dispute the claim of breach and maintain that we have not breached the warrant agreement. On September 11, 2024, the Warrant Holder filed a complaint against us in the United States District Court for Southern District of New York, which was subsequently amended by the Warrant Holder on November 27, 2024. We moved to dismiss all of the claims on December 18, 2024 and that motion is fully briefed before the court and awaiting a decision. We intend to defend the lawsuit vigorously but we cannot predict the outcome at this time due to its early stage.

In December 2024, the Company entered into a two-year framework agreement with Bitmain to purchase up to 80,000 S-series miners (including but not limited to the S21 XP and S21 Pro). Under the terms of the framework agreement, the Company has the flexibility to place orders in batches over a two-year period. The machines will be available for self-mining operations as well as providing mining services to customers, including miner resales, cloud mining and miner hosting services, depending on market conditions and our evolving miner capacity requirements. Additionally, the framework agreement includes payment terms, enabling management to pay, at its option, part of the purchase price in the Company’s ordinary shares as well as the ability to defer part of payments after delivery of the miners.

22.	SUBSEQUENT EVENTS

The Company has assessed all subsequent events that occurred from December 31, 2024, up through April 21, 2025, which is the date that these Consolidated Financial Statements were issued. Other than described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On February 19, 2025, the Company signed a definitive agreement and acquired 51% ownership in a 51-megawatt (MW) operational Bitcoin mining data center in Oklahoma, which will be accounted for a consolidated subsidiary of the Company. The transaction, priced at $400,000 per MW and totaled $10.4 million, is funded with cash from the Company’s balance sheet and common stock.