Form 20-F
period 2025-12-31
Bitfufu Inc.
filed 2026-04-28
CIK 1921158

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

7 Temasek Boulevard

Suntec Tower 1, #11-01

Singapore 038987

(Address of Principal Executive Offices)

Leo Lu, Chief Executive Officer

Telephone: +65 6252 7569

7 Temasek Boulevard

Suntec Tower 1, #11-01

Singapore 038987

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

As of December 31, 2025, there were 166,613,948 ordinary shares issued and outstanding, being the sum of (i) 31,613,948 Class A ordinary shares and (ii) 135,000,000 Class B ordinary shares.

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

Certain Terms and Conventions

Except as otherwise indicated or required by context, references in this annual report on Form 20-F for the fiscal year ended December 31, 2025 (this “Report”) to “we,” “us,” “our,” “our company” and “the Company” are to BitFuFu Inc., a Cayman Islands exempted company with limited liabilities and its subsidiaries.

●	References to “Amended and Restated Memorandum and Articles of Association” are to our Amended and Restated Memorandum and Articles of Association adopted by a special resolution of the Company passed on February 29, 2024 (as may be amended from time to time);

●	References to “Arisz” are to Arisz Acquisition Corp.;

●	References to “Arisz Common Stock” are to common stock of Arisz;

●	References to “Arisz Rights” are to rights of Arisz, each right entitling the holder thereof to receive one-twentieth (1/20) of one share of Arisz Common Stock upon the consummation of an initial business combination of Arisz;

●	References to “Arisz Warrants” are to redeemable warrants of Arisz, each entitling the holder thereof to purchase three-fourths (3/4) of one share of Arisz Common Stock at a price of US$11.50 per whole common stock, subject to adjustment;

●	References to “Bitmain” are to Bitmain Technologies Ltd., a world-leading cryptocurrency mining hardware manufacturer and a related party to a shareholder of the Company;

●	References to “BTC,” “ETH,” “BCH,” “USDT” and “USDC” are to Bitcoin, Ethereum, Bitcoin Cash, Tether and USD Coin, respectively;

●	References to “Business Combination” are to the transaction contemplated under the Merger Agreement, including but not limited to (i) the merger of Arisz with and into the Company (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity (the time at which the Redomestication Merger became effective is the “Redomestication Merger Effective Time”); and (ii) Merger Sub merged with and into Finfront (the “Acquisition Merger”), with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of the Company;

●	References to “Chardan” are to Chardan Capital Markets, LLC;

●	References to “China” or “mainland China” are to the People’s Republic of China, excluding, for the purpose of this Report only, Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region;

●	References to “Class A ordinary shares” are to the Class A ordinary shares of BitFuFu Inc., par value US$0.0001 per share;

●	References to “Class B ordinary shares” are to the Class B ordinary shares of BitFuFu Inc., par value US$0.0001 per share;

●	References to “Closing” are to the closing of the Business Combination, which occurred on February 29, 2024;

●	References to “Companies Act” are to Cayman Islands Companies Act (As Revised), as amended;

●	References to “ET” or “Ethereal Singapore” are to Ethereal Tech Pte. Ltd., a subsidiary of BitFuFu Inc., which was incorporated under the laws of Singapore;

●	References to “Ethereal US” are to Ethereal Tech US Corporation, a subsidiary of BitFuFu Inc., which was incorporated under Delaware law;

●	References to “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	References to “Finfront” are to Finfront Holding Company, a wholly owned subsidiary of the Company;

●	References to “hash calculation” are to solving cryptographic hash functions on specific blockchain;

●	References to “hash rate” are to the amount of hash calculations that could be processed per second;

●	References to “Investment Company Act” are to the Investment Company Act of 1940, as amended;

●	References to “JOBS Act” are to Jumpstart Our Business Startups Act;

●	References to “Merger Agreement” are to the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023), by and between Arisz and Finfront, as supplemented by the joinder agreement by and among the Company, Finfront, Merger Sub and Arisz, dated April 4, 2022 and the supplemental joinder agreement by and among the Company, Finfront, Merger Sub and Arisz, dated December 20, 2023;

●	References to “Merger Sub” are to Boundary Holding Company;

●	References to “Nasdaq” are to The Nasdaq Stock Market LLC;

●	References to “ordinary shares” are to the Class A ordinary shares and Class B ordinary shares of BitFuFu Inc.;

●	References to “PIPE” are to private investment in public equity;

●	References to “PIPE Shares” are to the Class A ordinary shares issued to the accredited investors (the “Subscribers”) in the PIPE;

●	References to “SEC” are to the Securities and Exchange Commission;

●	References to “Securities Act” are to the Securities Act of 1933, as amended;

●	References to “Sponsor” are to Arisz Investments LLC, a Delaware limited liability company affiliated with Arisz’s chairman and chief executive officer;

●	References to “U.S. dollars,” “$,” or “US$” are to the legal currency of the United States;

●	References to “U.S. GAAP” or “GAAP” are to accounting principles generally accepted in the United States;

●	References to “Unit Purchase Option” are to the option, dated November 17, 2021, issued to Chardan, for $100.00, to purchase up to 115,000 units (the “Option Units”) exercisable at $11.50 per unit commencing on the closing of a Business Combination. The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option. Each Option Unit, upon issuance, contains one Class A Ordinary Share, one Warrant and one right, which upon automatic conversion entitles the holder thereof to receive one-twentieth (1/20) of one Class A Ordinary Shares; and

●	References to “Warrant” are to the warrants of the Company, each entitling its holder thereof to purchase three fourths (3/4) of one Class A ordinary share at an exercise price of US$11.50 per whole share, subject to adjustment.

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

We have a short operating history and have experienced rapid growth in terms of revenue, number of customers and total cloud-mining capacity, or the capacity to provide hash calculations, since our establishment in December 2020. In particular, our revenues increased from US$284.1 million in 2023 to US$463.3 million in 2024, and further to US$477.5 million in 2025. Because of our limited operating history and historical data, as well as the limited visibility into future demand trends, our limited operating history and rapid growth may not be indicative of our future performance, and we may not be able to accurately forecast our future performance and growth potentials and budget our costs and operating expenses accordingly.

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

The demand for, and pricing of, our services and products are determined primarily by the expected economic return of digital asset mining activities, in particular those of Bitcoin, which in turn is significantly affected by expectations with respect to their prices, among other factors. The price of Bitcoin has experienced significant fluctuations over its short existence and may continue to fluctuate significantly in the future. For example, the price of Bitcoin ranged from approximately US$17,000 to approximately US$44,000 in 2023, from approximately US$42,000 to approximately US$106,500 in 2024, and from approximately US$77,000 to approximately US$126,000 in 2025 according to Google Finance. Since 2022, a number of companies in the digital asset industry have declared bankruptcy, including Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to further price decreases in Bitcoin observed during those periods, and a loss of investor confidence in the digital asset industry, which in turn may materially and adversely affect the demand of our cloud-mining services and mining equipment, as well as the profitability of our self-mining business.

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

Furthermore, fluctuations in the price of digital assets may affect the value of our fixed assets or inventories, which primarily consist of Bitcoin miners, as well as the provision we make to the inventory as we manage inventory level based on, among others, forecasts for sales and service provisions. As we may increase our procurement volume for the launch of new services or products or due to expected surge of demand, a significant drop in the price of digital assets can lead to a lower expected sales price and excessive inventories, which in turn will lead to impairment losses with respect to such inventories. A significant drop in the price of digital assets may also subject us to impairment loss for digital assets held for our own account. For example, we recorded impairment losses on digital assets of US$7.0 million in 2023, when the price of Bitcoin declined significantly against its carrying value. As of January 1, 2024, we early adopted fair value measurement in accordance with ASU 2023-08, resulting in a fair value gain of US$76.9 million in 2024 and fair value loss of US$8.7 million in 2025. As a result, any future significant reductions in the price of Bitcoin and other digital assets will likely have a material and adverse effect on our results of operations and financial condition.

We hold stablecoins for our business operations, and are subject to the risks associated with stablecoins.

We hold stablecoins, in particular USDT and USDC, for our business operations. As of December 31, 2023, 2024 and 2025, the total value of stablecoins that we held for our own account was approximately US$60,860, US$4.8 million and US$12.9 million respectively. For example, we may receive stable coins, including USDT and USDC, as payments for our cloud-mining service, and other digital assets such as BTC and ETH received by us as service payments are usually converted into USDT or USDC first. Then we typically convert USDT and USDC into U.S. dollars and deposit them with banking institutions on a timely basis according to our treasury management strategy. See “Item 4. Information on the Company—B. Business Overview—Digital Assets.” A stablecoin is a digital asset that seeks to maintain a stable value and is backed by an asset or portfolio of assets, such as fiat currency like the U.S. dollars. There is a risk that the stablecoin issuer does not hold the corresponding asset underlying each stablecoin in circulation and is therefore unable to fulfill one-for-one redemptions. In addition, many stablecoin issuers are unregulated and do not provide transparent disclosure regarding their compliance with applicable licensing and regulatory requirements or the financial institutions that hold the underlying stable assets. Some have also argued that stablecoins may be involved in money laundering. On February 17, 2021, the New York Attorney General entered an agreement with USDT’s operators, requiring them to cease any further trading activity with New York persons and pay US$18.5 million in penalties for false and misleading statements made regarding the assets backing USDT.

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

We rely on a limited number of suppliers to provide us with digital asset mining equipment, hash rate services, hosting facilities, and other products or services critical to our business operations. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.

We rely on a limited number of suppliers to provide us with products and services, including but not limited to miners, hash rates and hosting facilities, at economical prices. For the years ended December 31, 2023, 2024 and 2025, our purchases from top three suppliers accounted for 83%, 81%, and 71% of our total cost of revenue in the same periods, respectively. Particularly, we purchased miners and hash rate services from Bitmain, our largest supplier in 2025. In 2023, 2024 and 2025, costs attributed to agreements with Bitmain, as a percentage of our total cost of revenue, was approximately 61%, 41% and 50%, respectively. If we are unable to maintain business relationship with our suppliers such as Bitmain and the other key suppliers, our operations could be disrupted, and our business, financial condition and results of operations would be adversely affected. We may not be able to obtain miners, hash rate services and hosting services from other suppliers at commercially reasonable term in a timely manner, or at all. Our ability to meet the increasing demand of our services and products and grow our business is dependent, in large part, on the availability of advanced mining equipment, hash rate services and hosting resources offered to us at commercially reasonable prices. The price and availability of such mining equipment fluctuate with the price of Bitcoin or other digital assets. Higher digital asset prices tend to increase the demand for mining equipment and hash rate services and thus increase the cost to acquire such equipment or hash rate services.

In addition, as more companies seek to enter the digital asset mining industry, the demand may outpace supply and create shortages, and we cannot assure you that such key suppliers will be able to keep pace with any surge in the demand for mining equipment and hash rate services. These key suppliers may also prioritize the order of our competitors, in which case we may experience difficulties in securing supply of miner and hash rate services. Further, as these key suppliers typically can determine the terms of supply agreements, we have limited bargaining power in negotiating the terms of supply agreements or may have little or no recourse in the event a key supplier defaults on our delivery commitments. Defects, malfunctions, errors and breakdown of the miners supplied may occur from time to time, and we cannot assure you that we or our suppliers can take remedial measures in a timely manner. Historically, an increase in interest and demand for digital assets has led to a shortage of hosting and transaction processing hardware and increased prices on the market. We may experience difficulty in obtaining new mining equipment or more hash rate services to satisfy the demand of our customers, which may have a material adverse impact on the demand for our revenue. If we are not able to obtain a sufficient number of miners or hash rate services at favorable prices, our growth expectations, liquidity, financial condition and results of operations will be materially and adversely affected.

We have relied on certain suppliers, including Bitmain prior to November 2025, to provide miner hosting services. Typically, suppliers source a limited number of hosting facilities to host miners and provide services related to maintenance and technical support, electricity, network and security. These hosting facilities may demand for upward adjustments of their service fees, including electricity cost, which we may not be able to pass on to our customers. We also cannot assure you that these suppliers can continue to maintain cooperation with hosting facilities, or the services provided by these parties always meet the level of quality, efficiency and timeliness necessary for us to render satisfactory hosting services to our customers. Such hosting facilities may experience interruption or other incidents from time to time, and may be unable to provide services to us. We may not be able to obtain alternative hosting facility supplies in a time manner and/or at commercially viable terms. If we are unable to effectively address these risks, our ability to serve customers will be affected, and our brand image, reputation and financial performance may be materially and adversely affected.

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

Our customers include both enterprises and individuals. We have derived a substantial portion of our revenue from sales to a limited number of customers. In 2023, 2024 and 2025, sales to our largest customer accounted for 15%, 14% and 33% of our total revenue in the same periods, respectively. Additionally, in 2023, 2024 and 2025, sales to our top three customers accounted for 26%, 31% and 60% of our total revenue in the same periods, respectively. Although we continually seek to diversify our customer base, we cannot assure you that the proportion of revenue contribution from our major customers to our total revenue will decrease in the future. Dependence on a limited number of major customers to our total revenue exposes us to risks of substantial losses if any of them reduces or ceases business collaboration with us. Specifically, any one of the following events, among others, may cause material fluctuations or declines in our revenue, and have a material and adverse effect on our business, results of operations, financial condition and prospects:

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

We incurred cost of revenue of US$271.4 million, US$433.6 million and US$448.6 million in 2023, 2024 and 2025, respectively, and realized a gross profit margin of 4.5%, 6.4% and 6.1% in the same periods, respectively. We achieved a net profit of US$10.5 million, US$54.0 million and net loss of US$31.3 million in 2023, 2024 and 2025, respectively. We expect our cost of revenue to continue representing a substantial portion of our total revenue. If we do not manage those costs effectively, our operating and profit margins may be reduced, and our business, financial condition and results of operations may be adversely affected.

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

The costs of operating, maintaining and owning miners and facilities are substantial. Mining equipment experiences ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Additionally, as the technology evolves, we may acquire or utilize newer models of mining equipment to remain competitive in the market. Over time, those mining equipment which are no longer functional also needs to be replaced with new mining equipment.

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

We will need to raise additional funds through equity or debt financing in order to meet our operating and capital needs. Additional debt or equity financing may not be available when needed or, if available, may not be available on satisfactory terms. As of December 31, 2025, we had pledged 274 Bitcoins as collateral for our loans or other financing arrangements. A significant and permanent drop in the value of digital assets, in particular Bitcoin, may cause us to lose the ability to do so in the future. In addition, any future disruption in the digital asset industry may destabilize the price of Bitcoin and affect investor confidence in the digital asset industry, which may materially and adversely impair our ability to raise capital in the future. An inability to generate sufficient cash from operations or to obtain additional debt or equity financing would adversely affect our results of operations. Additionally, if this happens, we and our customers may not be able to mine digital assets as efficiently or in similar amounts as our competitors and, as a result, our business and financial condition and results of operations could suffer.

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

We have and may continue to engage in acquisitions or strategic alliances in the future, and such transactions may introduce significant risks and uncertainties, including risks related to executing the transactions, integrating the acquired companies, assets or businesses, or otherwise realizing the anticipated benefits of such transactions, any of which could adversely impact our business, financial condition and results of operation.

We have in the past sought, and may in the future seek, to acquire or invest in businesses, joint ventures, strategic collaborations, and technologies that we believe could complement or expand our business or otherwise offers growth opportunities.

These transactions, particularly acquisitions, may be subject to regulatory approvals, including approval from the Committee on Foreign Investment in the United States (“CFIUS”) and approvals from competition authorities if such transactions involve a U.S. business. The CFIUS has authority to review direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. In the case that CFIUS determines an investment to be a threat to national security, CFIUS has the power to unwind or place restrictions on the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, including the level of beneficial ownership interest and the nature of any information or governance rights involved. Failure to obtain CFIUS approval, as applicable, and other required regulatory approvals may delay or otherwise limit our ability to make strategic transactions.

On February 19, 2025, we entered into a definitive agreement to acquire a majority ownership in a 51-megawatt (MW) operational Bitcoin mining data center in Oklahoma (the “Acquisition Transaction”). For details of this transaction, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations—Taxation—United States.” We filed a formal notice with respect to the Acquisition Transaction to the CFIUS on December 22, 2025, and such notice was accepted by the CFIUS on January 6, 2026. As of the date of this Report, the Acquisition Transaction has remained under CFIUS’ review. We cannot assure you that the CFIUS’ review of the Acquisition Transaction would not increase our transaction costs, adversely affect our ability to complete the transaction within the expected timeframe or at all, limit our strategic flexibility, or reduce the anticipated synergies or value of the transaction. If the required CFIUS approval is not obtained, or is obtained only subject to burdensome conditions, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

In addition, efforts to pursue and complete a strategic transaction may divert the attention of management, divert capital and other resources, and cause us to incur expenses in identifying, investigating and pursuing suitable opportunities, whether or not the transactions are completed, and may result in unforeseen operating difficulties and expenditures. Any transactions that we are able to complete may not result in the synergies, efficiencies or other benefits we expected to achieve, cause us to incur damages due to failure of our due diligence processes to identify significant issues with the assets or companies in which we are investing or acquiring, or result in initiation of legal proceedings against us, which could result in substantial impairment charges and other losses and expenses. Any of the foregoing factors could materially and adversely affect our results of operations, financial condition, business and prospects.

If we pursue a particular strategic transaction and/or are unable to timely complete such a transaction, we may limit our ability to enter into other transactions that could help us achieve our other strategic objectives, technology may evolve and reduce the expected benefits of the transaction, and changes in the economy or the markets in which we or a transaction partner compete can occur, any of which could reduce the anticipated benefits of the transaction and negatively impact our business and prospects.

In the course of implementing a transaction or other collaboration, we may have disagreements with our partner or have interests or goals that are inconsistent with our partner’s goals, which may result in conflicting views as to plan and timing of the strategic transaction. We or our partner may not perform the obligations or meet the milestones necessary for both parties to reap the benefits of the transaction, including receipt of substantial government funding or paying for certain capital investments. Further, we or our partner may decide not to move forward with the transaction depending on a variety of factors and/or due to current market dynamics. As a result, any prior or current investments or related financing agreements may result in losses.

We may in the future acquire certain businesses outside our core business. These acquisitions are more challenging for us to model, value, integrate and operate because they frequently have different capital and operating expense needs, business models and processes, IT and infrastructure considerations. Failure or delay in understanding and resolving these differences may eliminate, reduce or delay our ability to realize anticipated benefits from these acquisitions.

We may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations (including integrating accounting, forecasting and controls, procedures and reporting cycles) of any acquired companies, particularly if the key personnel of an acquired company cannot be retained, or we have difficulty preserving the customers of any acquired business. Additionally, our integration efforts may expose deficiencies in an acquisition target’s controls and procedures relating to cybersecurity and compliance with data privacy and protection laws, regulations and standards that were not identified in our pre-transaction due diligence.

Additional risks related to strategic transactions include, but are not limited to: coordinating and integrating operations, particularly in countries in which we do not currently operate; stock price impact, fines, fees or reputational harm if we are unable to obtain regulatory approval for an acquisition or are otherwise unable to close an acquisition; dilutive issuances of equity securities; potential issuances of debt to finance our acquisitions, resulting in increased debt, increased interest expense, and compliance with debt covenants or other restrictions; the potential variability of the amount and form of any performance-based consideration; negative changes in general economic conditions in the regions or the industries in which we or our target operate; and impairment of relationships with, or loss of our or our target’s employees, vendors and customers, which could adversely affect our results of operations, financial condition, business and prospects.

Risks Related to Our Operations

We may be vulnerable to security breaches, or be exposed to cybersecurity threats, which could disrupt our operations, subject us to customers’ claims, and materially and adversely affect our business, financial condition and results of operations.

We receive, process, store and transmit, often electronically, the data of our customers, much of which is confidential. Unauthorized access to our computer systems or stored data could result in the theft, including cyber-theft, or improper disclosure of confidential information, and the deletion or modification of records could cause interruptions in our operations. These cyber-security risks increase when we transmit information from one location to another, including over the internet or other electronic networks. Despite the security measures we have implemented, our miners, systems and procedures, and those of our third-party service providers, may be vulnerable to security breaches, acts of vandalism, software viruses, misplaced or lost data, programming or human errors or other similar events which may disrupt our delivery of services or expose the confidential information of our customers. Any security breach involving misappropriation, loss or other unauthorized disclosure or use of confidential information of our customers or others, whether by us or a third party, could subject us to civil and criminal penalties, have a negative impact on our reputation, or expose us to liability to our customers, third parties or government authorities.

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

We accumulate Bitcoin mined through our self-mining operation, and periodically exchange Bitcoin for USDT or USDC at established cryptocurrency exchanges, such as Coinbase and Binance, to satisfy our working capital needs. We also receive digital assets, such as BTC, ETH, USDT and USDC, as consideration and payment assets for our business activities. Digital assets received as service payments on our cloud mining platform are generally converted first into USDT and USDC. We then typically convert such USDT and USDC into U.S. dollars and deposit the proceeds with banking institutions in a timely manner in accordance with our treasury management strategy.

Currently, most of digital assets mined by us are held in cold wallet, which is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. However, we continue to use wallets from third-party custodians for collections and exchange accounts for converting between cryptocurrencies. Although we maintain strict controls over the total balance and duration of funds held with these custodians, such temporary storage still exposes us to third-party credit risk. The digital assets temporarily held on third-party custodians are not insured or guaranteed by any government or government agency.

To the extent that our digital assets are held in custodial wallets or exchange accounts maintained by the operators such as Coinbase and Cobo Wallet, we depend on these service providers to safeguard such digital assets. The security measures designed to prevent, detect, and mitigate inappropriate access to these custodial wallets by internal or external threats may not be adequate to protect against loss of digital assets due to theft or security leakage. It is possible that employees or service providers could act contrary to our policies, or others could circumvent security measures of us or our service providers to improperly access our systems or documents, or the systems or documents of our service providers, and improperly access, obtain, or misuse the digital assets that are held for our own account. The methods used to obtain unauthorized access, disable, or degrade service or sabotage systems are also constantly changing and evolving, and may be difficult to anticipate or detect for long periods of time. We also face risks of destruction or loss associated with using offline cold wallet, and may experience difficulties in recovering our digital assets when the associated private keys are lost or leaked. Any security incident resulting in a compromise of our digital assets could result in substantial costs to us and adversely affect our business, financial condition and results of operations.

In addition, we may temporarily lose access to digital assets as a result of software or systems upgrades or maintenance. In this case, we would likely rely on third parties to assist in restoring such access, and we cannot provide any assurance that such third parties will be able to restore access on a timely basis, or at all. Any temporary loss for us could have a material adverse effect on our business, financial condition and results of operations.

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

On September 11, 2024, a holder of certain Warrants, or the Warrant Holder, commenced litigation against us in the United States District Court for Southern District of New York, alleging that the Company breached the warrant agreement between Arisz and Continental Stock Transfer & Trust Company by failing to honor the Warrant Holder’s attempted partial exercise of its warrants on March 4, 2024.  We disputed the allegations and filed a motion to dismiss on December 18, 2024, which was granted in part and denied in part on July 29, 2025.  As of December 31, 2025, the litigation had been discontinued, and the matter had been fully settled.

On December 19, 2025, Ethereal Singapore commenced litigation in the United States District Court for the Northern District of Mississippi against a cryptocurrency mining facility service provider and certain related entities and individuals, in connection with, among other things, the service provider’s failure to return a deposit paid by Ethereal Singapore and other fraudulent misrepresentations. As of the date of this Report, the lawsuit has remained at an early stage.

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

We are generally required to make prepayment for our hash rate supplies in advance and deposits for miner purchases ahead of delivery in order to secure the desired capacity. As such, we are subject to counterparty risk exposure to our suppliers. Any failure by those suppliers to perform their contractual obligations in a timely manner and/or in accordance with our requested standard, quality or quantity may result in us not being able to fulfill customers’ demand accordingly. In such event, we may not be able to receive the refund of prepayments in a timely manner or at all. Furthermore, such prepayments and deposits may put pressure on our operating cash flow conditions and if the cash outflows for the prepayments and deposits significantly exceed the cash inflows during any period, our future liquidity and cash position will also be adversely affected. See also “—We have been and may continue to be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers, business partners, competitors or employees.”

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

Our current operations are primarily subject to the regulations in Singapore, the United Arab Emirates (“UAE”) and the United States. These relevant regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting our operations, including the regulation of digital assets and mining operations, as well as tax policies. Moreover, these relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of our non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate our business. If we face administrative fines or penalties concerning our operations or our subsidiaries, it could have a material adverse impact on our business, financial condition and results of operation.

We have granted, and may continue to grant, equity incentives under the Amended and Restated 2022 Share Incentive Plan, which could adversely affect our results of operations.

We have assumed the 2022 share incentive plan of Finfront upon the completion of the Business Combination. Pursuant to the assumed 2022 share incentive plan, as amended and restated in May 2025 (the “Amended and Restated 2022 Share Incentive Plan”), we have granted, and may continue to grant, share-based awards to our employees, directors or consultants to incentivize their performance and align their interests. The maximum aggregate number of ordinary shares that may be issued under the Amended and Restated 2022 Share Incentive Plan is 14,657,193 ordinary shares. As of December 31, 2025, 6,557,041 restricted shares had been granted under the Amended and Restated 2022 Share Incentive Plan, with 56,722 restricted shares forfeited. We may continue to grant share-based compensation in the future pursuant to the Amended and Restated 2022 Share Incentive Plan or other share incentive plans that we adopt from time to time. We are required to account for share-based compensation expenses in accordance with the applicable accounting standards. The Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation generally requires a company to recognize, as an expense, the fair value of share options and other equity incentives to employees based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. As a result, we could incur significant compensation charges and our results of operations could be adversely affected. In 2025, we recognized a share-based compensation expense of US$0.6 million. With additional equity incentives granted to employees, directors or consultants in the future, we will incur additional share-based compensation expense and our results of operations will be further adversely affected. Moreover, such grants could also have dilutive impact on our existing shareholders.

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

To remedy the identified material weakness, we took several measures to improve our internal control over financial reporting, including, among others: (i) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (iv) engaging a U.S. consulting firm as our advisor who has rich knowledge and experience in U.S. GAAP and SEC reporting, as well as accounting treatment and disclosures for the crypto industry, and (v) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process. However, based on assessments performed by our management on the performance of certain remediation measures, we determined that the material weakness in our internal control over financial reporting previously identified had not been fully remediated. Our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025. See “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.”

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

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ended December 31, 2024. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. If we fail to remedy the material weakness that has been identified and continues to exist or other material weaknesses that may be identified in the future, our management may again conclude that our internal control over financial reporting is not effective. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Our business is subject to hazards and risks normally associated with the daily operations of the mining digital assets, including the loss of digital assets and miners. Currently, other than general third-party liability insurance, we do not maintain any other insurance policies for our business, or the assets and other properties utilized in our business operations. As such, our current lack of insurance protection may result in interruption of our operations, subject us to significant losses or liabilities and damage our reputation. Additionally, it may not be possible, either because of a lack of available policies, limits on coverage or prohibitive cost, for us to obtain insurance of any type that would cover losses associated with our operations and digital asset portfolio. In general, we anticipate that certain losses related to our business will be uninsurable, or the cost of insuring against these losses will not be economically justifiable. If an uninsured loss occurs or a loss exceeds policy limits, it could have a material adverse effect on our business, financial condition and results of operations.

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

We primarily operate in the United States, the UAE and Singapore and provides cloud-mining services to a global customer base. Changes in policies and laws regarding holding, using and/or mining of digital assets, in particular Bitcoins, in the jurisdictions where we provide services and products could impose restrictions on our operations and cause a decline in customer orders, and adversely affect our business operations and results of operations. We may have to relocate our operations, adjust our business, face legal and other liabilities and experience a material loss of revenue if any jurisdiction where we provide services or products or operate our business prohibits or restricts digital asset mining activities.

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

New digital asset transaction protocols are continually being deployed, and existing and new protocols are in a state of constant change and development. While certain validation protocols currently employ a “proof of work” consensus algorithm, whereby transaction processors are required to expend significant amounts of electrical and hash calculations to solve complex mathematical problems in order to validate transactions and create new blocks in a blockchain, there may be a shift towards adopting alternative validating protocols. These protocols may include a “proof of stake” algorithm or an algorithm based on a protocol other than proof of work, which may decrease the reliance on mining capacity as an advantage to validating blocks. Our transaction processing operations are currently designed to primarily support a proof-of-work consensus algorithm. Should the algorithm shift from a proof of work validation method to a proof of stake method, mining would require less energy and may render any company that maintains advantages in the current climate (for example, from lower priced electricity, processing, property or hosting) less competitive. As a result of our efforts to optimize and improve the efficiency of our operations, we may be exposed to the risk in the future of losing the benefit of our capital investments and the competitive advantage we hope to gain as a result. Any such change to transactions validating protocols could have a material adverse effect on our business, financial condition and results of operations.

Substantial increases in the supply of mining equipment connected to the blockchain network would lead to an increase in network hash rate, which in turn would increase mining difficulty and negatively affect the economic returns of digital asset mining activities, which would decrease the demand for and/or pricing of our services and products.

The difficulty of digital asset mining, or the amount of computational resources required for a set amount of reward for recording a new block, directly affects the expected economic returns for miners, which in turn affects the demand for our miners and services. Digital asset mining difficulty is a measure of the amount of hash calculations required to record a new block and it is affected by the total amount of hash rate in the digital asset network. The digital asset algorithm is designed so that one block is generated, on average, every ten minutes, no matter how much hash rate is in the network. Thus, as more mining capacities join the network, and assuming the rate of block creation does not change, the amount of hash calculations required to generate each block and hence the mining difficulty increases. In other words, based on the current design of the digital asset network, digital asset mining difficulty would increase together with the total hash rate available in the digital asset network, which is in turn affected by the number of miners in operation. Further growth in the total hash rate in the blockchain network may drive up the difficulty of digital asset mining, resulting in downward pressure on the expected economic return of digital asset mining and the demand for, and pricing of, our services and products.

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

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately US$17,000 to approximately US$44,000 in 2023, from approximately US$42,000 to approximately US$106,500 in 2024, and from approximately US$77,000 to approximately US$126,000 in 2025 and have continued to experience significant volatility since then, reaching as low as approximately US$60,000 as of April 15, 2026, according to Google Finance. Since 2022, a number of companies in the digital asset industry have declared bankruptcy, including Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to cause price decreases in Bitcoin observed during those periods, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. In particular, negative publicity surrounding the digital asset industry may cause investors and customers to lose confidence and trust in digital asset mining and companies and digital asset exchanges, or the use of digital assets in general. As of the time of FTX’s bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in our account maintained at FTX. As a result of the FTX bankruptcy proceeding, we recorded full impairment loss on the assets held by FTX of US$9.8 million (remeasured using the carrying value of Bitcoin as of December 31, 2022) in 2022. In 2024, we entered into a settlement agreement with a third party and sold to this counterparty our recovery rights on the assets held by FTX. Although we are not directly connected to these recent market events, we may still suffer reputational harm due to our association with the digital asset industry in general and our past transaction with FTX in particular. Such reputational harm may adversely affect our business, reputation, financial condition and results of operations.

Digital asset exchanges and wallets, and to a lesser extent, the digital asset network itself, may suffer from hacking and fraud risks, which may adversely erode user confidence in digital assets, which would decrease the demand for our services and products.

Digital asset transactions, as with any virtual system, are subject to risks from hackers, malware and operational glitches. Hackers can target digital asset exchanges and transactions to gain access to thousands of accounts and digital wallets where digital assets are stored. Digital asset transactions and accounts are not insured by any type of government program and all digital asset transactions are permanent because there is no third party or payment processor. Digital assets have suffered from hacking and cyber-theft as such incidents have been reported by several digital asset exchanges and miners, highlighting concerns about the security of digital assets and therefore affecting its demand and price. Also, the price and exchange of digital assets may be affected due to fraud risk. While digital assets use private key encryption to verify owners and register transactions, fraudsters and scammers may attempt to sell false digital assets. All of the above may adversely affect the operation of the digital asset network which would erode user confidence in digital assets, which would negatively affect demand for our services and products.

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

The total Bitcoin supply is designed to be approximately 21 million, and approximately 20.0 million Bitcoins had already been mined as of December 31, 2025, according to CoinGecko.com. The number of blocks that can be solved in a year is designed to be fixed, and the number of Bitcoins awarded for solving a block in the blockchain halves approximately every four years until the estimated complete depletion of Bitcoin available for mining by around 2140. While the remaining Bitcoins are not designed to be entirely depleted in the near future, a decrease in the reward for solving a block or in the transaction fees may result in a decrease in demand for the cloud-mining and miner hosting services relating to Bitcoin, and the loss of Bitcoin’s dominant position among the digital assets, thereby reducing the demand for our services and products to the extent they depend on the prospects of Bitcoins. We may not be able to quickly adapt to new businesses or expand to other digital assets when all the Bitcoins have been discovered or Bitcoin is replaced by other digital assets as the mainstream digital asset, which will result in a significant negative impact on our business, financial condition and results of operations.

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

Additionally, the bankruptcy filings of FTX and other digital asset companies in recent years have attracted heightened regulatory scrutiny from U.S. regulatory agencies such as the SEC and CFTC. Increasing regulation may result in additional compliance costs and require us and our management to devote increased time and attention to regulatory matters or change aspects of our business. Increasingly strict legal and regulatory requirements and any regulatory investigation and enforcement action may result in changes to our business and relationship with customers and service providers, as well as increased costs. For example, the State of New York passed a two-year moratorium that restricts issuance of new permits for proof-of-work mining operations that are powered by an electric generating facility utilizing carbon-based fuel, and legislation was proposed in 2025 to extend or modify the existing restrictions. In addition, since August 2025, authorities in Ethiopia have halted the issuance of new electric power permits for data mining companies, effectively limiting the expansion of crypto mining operations. The province of Manitoba in Canada has also enacted an 18-month moratorium on new crypto mining operations and subsequently extended such pause through April 30, 2026. Before termination of the hosting agreement in November 2024, we utilized the hosting services from hosting facilities located in New York, which were powered by hydro power. We also have access to mining facilities in Ethiopia that obtained the requisite power permits prior to such halt and are therefore not directly affected. Furthermore, although we do not currently collaborate with mining facilities in Canada, similar legislation may be adopted by other states and non-U.S. jurisdictions where we have operations, which could require us to adjust our collaboration with affected mining facilities or temporarily suspend affected operations all together. New laws, regulations, or interpretations may result in additional litigation, regulatory investigations, and enforcement or other actions, all of which could significantly restrict or eliminate the market for or uses of digital assets in general and Bitcoin in particular.

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

In addition, various foreign jurisdictions either have adopted or may adopt laws, regulations or directives that affect digital assets, digital asset networks, their users and service providers and suppliers that fall within such jurisdictions’ regulatory scope. Such laws, regulations or directives may conflict with those of the United States, may negatively impact the acceptance of digital assets by users, merchants and service providers outside of the United States and may therefore impede the growth of digital asset use. A number of countries, including India, China, South Korea and Russia, among others, currently have a more restrictive stance toward digital assets and, thereby, have reduced the rate of expansion of digital asset use, as well as digital asset transaction processing, in each of those countries. For example, a number of digital asset transaction processing operators have moved their operations from the restricted jurisdictions to other jurisdictions in order to build in more regulatory certainty in their operations. Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use, dispose of, or trade digital assets or to exchange digital assets for fiat currency. Ownership and disposition of, holding or trading in digital assets may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject digital asset mining to additional regulation. Such tightening regulations could limit the ability of us, our customers, end users and other business partners in conducting digital asset-related activities, and in turn have a material adverse effect on our business, financial condition and results of operations.

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

If we were to be deemed as an inadvertent investment company, we may seek to rely on Rule 3a-2 under the Investment Company Act, which allows an inadvertent investment company a grace period of one year from the earlier of (a) the date on which the issuer owns securities and/or cash having a value exceeding 50% of the issuer’s total assets on either a consolidated or unconsolidated basis or (b) the date on which the issuer owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We intend to adopt policies that we expect will work to keep our investment securities held at less than 40% of our total assets, which may include acquiring assets with our cash, liquidating our investment securities or seeking no-action relief or exemptive relief from the SEC if it is unable to acquire sufficient assets or liquidate sufficient investment securities in a timely manner. As Rule 3a-2 is available to an issuer no more than once every three years, and assuming no other exclusion was available to it, it would have to keep within the 40% limit for at least three years after it ceases being an inadvertent investment company. This may limit our ability to make certain investments or enter into joint ventures that could otherwise have a positive impact on our earnings. In any event, we do not intend to become an investment company engaged in the business of investing and trading securities.

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

Bitcoin is the oldest and most well-known form of digital asset. Bitcoin and other forms of digital assets have been the source of much regulatory consternation, resulting in differing definitional outcomes without a single unifying statement. Bitcoin and other digital assets are viewed differently by different regulatory and standards setting organizations globally as well as in the United States on the federal and state levels. For example, the SEC and its staff have taken the position that a range of digital assets, products and services fall within the definition of a “security” under the U.S. federal securities laws. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset, product, or service is a security or constitutes a securities offering under federal securities laws is ultimately determined by a federal court. The legal test for determining whether any given digital asset, product, or service is an investment contract security was set forth in the 1946 Supreme Court case SEC v. W.J. Howey Co. and whether any given digital asset, product, or service is a note in the 1990 Supreme Court case Reves v. Ernst & Young. The legal tests for determining whether any given digital asset, product, or service is a security require a highly complex, fact-driven analysis. Accordingly, whether any given digital asset, product or service would be ultimately deemed by a federal court to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset, product or service could be deemed a “security” or “securities offering” under applicable laws. The SEC generally does not provide advance guidance or confirmation on its assessment of the status of any particular digital asset, product, or service as a security. It is also possible that the change in the governing administration and the appointment of new SEC commissioners will substantially impact the approach to enforcement by the SEC and its staff.

Any enforcement action by the SEC or a state securities regulator asserting that a digital asset is a security or sold in a securities transaction or related derivatives contract, or a court decision to that effect, would be expected to have an immediate material adverse impact on the trading value of that digital asset, and depending on the specific characteristics of the digital asset, could have adverse spillover effects on the trading values of other digital assets perceived to share similar characteristics. This is because the business models behind most digital assets are incompatible with U.S. regulations applying to transactions in securities. If a digital asset is determined to be a security, it is likely to become difficult or impossible for the digital asset to be traded, cleared or custodied in the U.S. through the same channels used by non-security digital assets. For example, all transactions in such digital asset would have to be registered with the SEC and potentially state securities regulators, or conducted in accordance with exemptions from registration, which could severely limit its liquidity and usefulness. Moreover, the network on which such digital asset is utilized may be subject to regulation as an intermediary in the securities markets, which could effectively render the network impracticable for its intended purposes. In addition to materially and adversely affecting the trading value of the digital asset, any such consequences are likely to significantly impact its liquidity and market participants’ ability to convert the digital asset into U.S. dollars. Any assertion that a digital asset is a security or securities transaction by the SEC or another regulatory or judicial authority may have similar effects.

The SEC has also brought enforcement actions and entered into settlements with numerous industry participants alleging that certain digital assets are securities. In 2025, the SEC dismissed many of those enforcement actions. These statements, framework and enforcement actions are not rules or regulations of the SEC and are not binding on the SEC. As noted above, whether any given digital asset, product or service would be ultimately deemed by a federal court to be a security is uncertain and difficult to predict. Moreover, the SEC and their senior officials have, at times, taken conflicting positions in speeches and enforcement actions as to whether a particular digital asset is a security. In January 2025, the SEC launched a crypto task force dedicated to developing a comprehensive and clear regulatory framework for digital assets. While newly formed, its goal is to clarify federal securities laws for crypto, recommend practical policies, foster innovation, and protect investors. In addition, the classification of a digital asset as a security under the federal securities laws has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, clearing and holding of such assets. In March 2026, the SEC issued an interpretive release providing additional guidance on the application of U.S. federal securities laws to crypto assets. The release indicates that while crypto assets are generally not treated as securities per se, transactions involving such assets may nonetheless constitute securities offerings depending on the facts and circumstances, particularly where such arrangements meet the definition of an “investment contract” under applicable law. As an interpretive release, it does not constitute binding law and reflects the SEC’s current views, which may continue to evolve.

State regulators and jurisdictions outside the United States retain independent authority to enforce their own securities laws, which may differ from or be interpreted more expansively than federal law. As a result, a state regulator or foreign jurisdiction could determine that a particular digital asset, product, or service constitutes a security under state law, even if the SEC has elected not to pursue enforcement action, the SEC has provided informal guidance or assurances to the contrary, or the asset, product, or service is otherwise excluded from the definition of a security at the federal level. Moreover, private litigants may assert claims under federal or state securities laws based on similar theories, regardless of the positions taken by federal regulators.

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

We cannot be certain as to how future regulatory developments will impact the treatment of digital assets under the law, including, but not limited to, whether digital assets will be classified as a security, commodity, currency and/or new or other existing classification. Such additional regulations may result in extraordinary, non-recurring expenses, thereby materially and adversely affecting an investment in us. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain or all of our operations. Any such action could have a material adverse effect on our business, financial condition and results of operations.

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

In 2014, the IRS released Notice 2014-21, IRB 2014-16, or the Notice, discussing certain aspects of “convertible virtual currency” (that is, digital currency that has an equivalent value in real (or fiat) currency or that acts as a substitute for fiat currency) for U.S. federal income tax purposes. The IRS stated that such digital currency is treated as “property,” not “currency” for purposes of the rules relating to foreign currency gain or loss, and may be held as a capital asset. In 2019, the IRS released Revenue Ruling 2019-24 and a set of “Frequently Asked Questions,” or the Revenue Ruling & FAQs, that provide some additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events giving rise to ordinary income and guidance with respect to the determination of the tax basis of digital currency. However, the Notice and the Revenue Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Under Revenue Ruling 2023-14, digital asset rewards derived from consensus machanisms (including staking or mining) are recognized as gross income in the taxable year in which we have “dominion and control” over such rewards. The fair market value is determined at the time the assets are effectively under our control and can be transferred or liquidated. Failure to properly account for and report the transactions and other items related to the digital assets to relevant tax authorities, such as the IRS, could have negative outcomes for us and harm our reputation with customers and others.

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

As of the date of this Report, there were 7,002,633 Warrants outstanding. Each Warrant entitles its holder thereof to purchase three-fourths (3/4) of one Class A ordinary share at an exercise price of US$11.50 per share (subject to adjustment). The Unit Purchase Option can be exercised at any time for up to 115,000 Option Units, which shall consist of one Class A Ordinary Share, one Warrant and one right, at an exercise price of US$11.50 per unit (subject to the adjustment). To the extent Warrants and the Unit Purchase Option are exercised, additional Class A ordinary shares will be issued, which will result in dilution to our then existing shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our Class A ordinary shares.

Our Warrants and the Unit Purchase Option may never be in the money, and they may expire worthless.

The exercise prices for our Warrants and the Unit Purchase Option are US$11.50 per share and US$11.50 per Option Unit, respectively (subject to adjustment), which exceed the market price of our Class A ordinary shares, which was US$2.12 per share based on the closing price of our Class A ordinary shares on the Nasdaq on April 24, 2026. The likelihood that warrant holders will exercise the Warrants, the likelihood that the holder of Unit Purchase Option will exercise the Unit Purchase Option, and therefore any cash proceeds that we would receive are dependent upon the market price of our Class A ordinary shares. If the market price for our Class A ordinary shares is less than $11.50 per share, we believe warrant holders and the holder of Unit Purchase Option will be unlikely to exercise their respective securities.

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

You may experience dilution as a result of our current and/or future equity offerings.

To raise additional capital, on April 3, 2025, we initially filed with the SEC a shelf registration statement Form F-3, as amended (File No. 333-286356) (the “F-3 Shelf Registration Statement”), which was declared effective by the SEC on April 25, 2025, in connection with our issuance and sale of up to US$300,000,000 of our Class A Ordinary Shares, preferred shares, warrants to purchase Class A Ordinary Shares, debt securities, subscription rights and a combination of such securities, separately or as units, in one or more offerings from time to time, on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.

On June 10, 2025, we established an ATM Offering Program as a takedown from the F-3 Shelf Registration Statement, under which we may offer and sell, from time to time at our sole discretion, Class A ordinary shares having an aggregate offering price of up to $150.0 million through or to the Agents, as sales agents or principals. As of December 31, 2025, we had sold 1,609,742 Class A ordinary shares for total gross proceeds of US$6.2 million. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

In addition, we may in the future offer additional Class A ordinary shares or other securities convertible into or exchangeable for our Class A ordinary shares at prices that vary, and investors purchasing shares or other securities in the future could have rights superior to existing securityholders.

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

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) certain rules under Section 16 of the Exchange Act establishing insider liability for profits realized from any “short-swing” trading transaction, and requiring principal shareholders who are not executive officers or directors to file public reports of their share ownership and trading activities under Section 16 of the Exchange Act; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We could lose our status as a foreign private issuer under current SEC rules and regulations if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our status as a foreign private issuer in the future, we will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if we were a company incorporated in the United States. If this were to happen, we would likely incur substantial costs in fulfilling these additional regulatory requirements and members of our management would likely have to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled.

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

In addition, Section 102(b)(1) of the JOBS Act exempts “emerging growth companies” from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. If we elect not to opt out of such extended transition period, which means that when a standard is issued or revised and we have different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparisons of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

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

The application of the PFIC rules to digital assets and operations relating thereto, including Bitcoin and Bitcoin mining operations, is subject to uncertainty. For example, it is possible that our Bitcoin mining operations could cause us or one or more of our subsidiaries to become a PFIC by holding digital assets that are treated as commodities or non-inventory property, the excess of gains over losses from the disposition of which could be treated as passive income, or by holding digital assets that themselves could be treated as passive assets. We do not believe that we were a PFIC for the taxable year ended December 31, 2025. However, there is no assurance that we or our subsidiaries are not currently PFICs for U.S. federal income tax purposes for the taxable year ended December 31, 2026 or for foreseeable future taxable years. Moreover, we do not expect to provide a PFIC annual information statement for 2025 or going forward, which will preclude U.S. Holders from making or maintaining a “qualified electing fund” election under Section 1295 of the Code. See “Item 10. Additional Information—E. Taxation—Passive Foreign Investment Company Status” for a more detailed discussion with respect to our potential PFIC status and certain tax implications thereof. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our securities.

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

Assuming section 7874 does not apply to treat us as a U.S. corporation for U.S. federal income tax purposes (see “—Risks Related to Our Securities—The IRS may not agree with the position that we should be treated as a foreign corporation for U.S. federal income tax purposes following the Business Combination, which could have a material adverse effect on our financial position and results from operations and on non-U.S. holders’ securities” for a more detailed discussion), certain of our non-U.S. subsidiaries may be classified as CFCs for U.S. federal income tax purposes. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if “10% U.S. equityholders” (as defined below) own, directly, indirectly or constructively, more than 50% of either (i) the total combined voting power of all classes of stock of such corporation entitled to vote or (ii) the total value of the stock of such corporation. Certain of our non-U.S. subsidiaries may be classified as CFCs (as a result of the application of certain constructive ownership rules that treat our U.S. subsidiary as owning the equity of our non-U.S. subsidiaries), and it is possible that we may be classified as a CFC in the future. The U.S. federal income tax consequences for U.S. Holders who at all times are not 10% U.S. equityholders would not be affected by the CFC rules. However, a U.S. Holder that owns (or is treated as owning, directly, indirectly or constructively, including by applying certain attribution rules) 10% or more of the combined voting power of all classes of our capital stock entitled to vote or the total value of our equity interests (including equity interests attributable to a deemed exercise of options and convertible debt instruments), or a “10% U.S. equityholder”, if we were classified as a CFC, would generally be subject to current U.S. federal income taxation on a portion of our applicable subsidiaries’ earnings and profits (as determined for U.S. federal income tax purposes) and our earnings and profits, regardless of whether such 10% U.S. equityholder receives any actual distributions. In addition, if we were classified as a CFC, a portion of any gains realized on the sale of our ordinary shares by a 10% U.S. equityholder may be treated as ordinary income. A 10% U.S. equityholder will also be subject to additional U.S. federal income tax information reporting requirements with respect to our subsidiaries that are classified as CFCs and with respect to us (if we were classified as a CFC) and substantial penalties may be imposed for noncompliance. We cannot provide any assurances that we will assist U.S. Holders in determining whether we or any of our subsidiaries are treated as a CFC for U.S. federal income tax purposes or whether any U.S. Holder is treated as a 10% U.S. equityholder with respect to any of such CFCs or furnish to any holder information that may be necessary to comply with reporting and tax paying obligations if we, or any of our subsidiaries, is treated as a CFC for U.S. federal income tax purposes. The IRS has provided limited guidance on situations in which investors may rely on publicly available information to comply with their reporting and tax paying obligations with respect to foreign-controlled CFC. Each U.S. Holder should consult its own tax advisor regarding the CFC rules and whether such U.S. Holder may be a 10% U.S. equityholder for purposes of these rules.

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

Any changes in the taxation of our business activities may increase our worldwide effective tax rate and harm our business, financial condition and results of operations. Our tax expense could also be impacted by the applicability of withholding taxes and the impact of changes in the evaluation of tax positions we have taken in prior tax periods. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could harm our liquidity and results of operations. For example, various levels of government and international organizations, such as in the United States, the OECD, and the European Union (“EU”), have increasingly focused on tax reform. On October 8, 2021, the OECD announced an international agreement with more than 130 countries to implement a new global minimum effective corporate tax rate of 15% (“the Pillar Two” rules) for large multinational companies with annual consolidated revenues exceeding EUR 750 million. Legislatures in multiple countries outside of the European Union (including UAE, Singapore and Hong Kong, where we have subsidiaries) have enacted domestic legislation to implement these rules for fiscal years beginning on or after January 1, 2025. While we currently operate below the EUR 750 million revenue threshold required for the application of the Pillar Two top-up taxes, we remain subject to other evolving domestic tax regimes. Furthermore, if our consolidated revenues were to exceed the relevant thresholds in the future, or if jurisdictions lower these thresholds to capture a broader range of companies, we could be subject to the 15% global minimum tax, which would adversely affect our effective tax rate and financial results. Implementation and enactment of these changes remain ongoing, including the recent Side-by-Side (SBS) Arrangements finalized in 2026. We will continue to monitor the developments and tax implications of these changes, which may have adverse tax consequences for us.

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

As a result of such dual-class share structure and the concentration of ownership, holders of Class B ordinary shares have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest or our other shareholders. Such dual-class arrangement may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of the Class A ordinary shares. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of the Class A ordinary shares may view as beneficial.

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

Finfront was incorporated in the Cayman Islands as an exempted company with limited liability in July 2021. It operates under the trade name “BitFuFu” and through its subsidiaries, mainly including (i) Ethereal Tech Pte. Ltd., which was incorporated in Singapore in May 2018 and acquired by Finfront in October 2021, becoming a wholly-owned subsidiary of Finfront in connection with a corporate reorganization; (ii) Ethereal Tech US Corporation, a wholly-owned subsidiary of Finfront, which was incorporated in the State of Delaware in December 2021;(iii) Ethereal Tech ME Limited, a wholly-owned subsidiary of Finfront, which was incorporated in the UAE in August 2024; and (iv) Cloudmap Tech Group Limited, a wholly-owned subsidiary of Finfront, which was incorporated in the Hong Kong (“HK”) in June 2024.

BitFuFu Inc. is an exempted company incorporated in the Cayman Islands with limited liability in February 2022 for the purpose of effecting the Business Combination. Prior to the Closing, BitFuFu Inc. did not conduct any material activities other than those incidental to our formation and the matters contemplated by the Merger Agreement. Following, and as a result of, the Business Combination, Finfront became a wholly-owned subsidiary of BitFuFu Inc., and all of our business is conducted through Finfront and its subsidiaries. Our principal executive offices are located at 7 Temasek Boulevard, Suntec Tower 1, #11-01, Singapore 038987 and our telephone number is +65 6252 7569. Our website address is www.bitfufu.com. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

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

Further Information

For details of our principal capital expenditures for the previous three years ended December 31, 2025, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

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

We are a world-leading Bitcoin miner and mining services innovator, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. We make available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, we have access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to our customers and self-mining for our own account, allowing us to seamlessly adjust business strategies and reduce risk exposure.

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

We have experienced rapid growth in the previous three years ended December 31, 2025. Our revenues increased from US$284.1 million in 2023 to US$463.3 million in 2024 and further to US$477.5 million in 2025. We achieved a net profit of US$10.5 million, US$54.0 million and net loss of US$31.3 million in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, our adjusted EBITDA was US$41.7 million, US$117.9 million and US$35.4 million, respectively. As of December 31, 2025, we have mining capacity of 26.1 EH/s, among which 22.4 EH/s were from suppliers or leased miners, 3.7 EH/s were from our self-owned miners and from customers hosted miners. In 2025, 57% of the average daily mining capacity provided by our self-owned miners was used for self-mining operations, and the remaining 43% was used for cloud-mining operations; 91% of the average daily mining capacity provided by the leased miners or third-party suppliers was used for our cloud-mining services, and the remaining 9% was used for self-mining operations. The mining capacity provided by customers’ hosted miners was used by the customers themselves for their own mining activities, and we only provided hosting services to those customers. In addition, we had access to approximately 478 MW in hosting capacity at mining facilities on five continents as of December 31, 2025. The registered users of our cloud mining business increased from 304,270 as of December 31, 2023 to 591,751 as of December 31, 2024, and further to 675,765 as of December 31, 2025.

Given the nature of digital asset mining, we serve a global customer base. The following table sets forth a geographic breakdown of our revenue (excluding mining revenue) generated from different geographic regions for the periods indicated:

	For the Year Ended December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%
	US$’000		US$’000		US$’000
North America	64,446	16%	155,736	51%	99,043	54%
Asia	108,279	26%	91,868	30%	31,113	17%
Africa	158,617	38%	8,394	3%	3,233	2%
Oceania	75,786	18%	7,777	3%	1,929	1%
Europe	2,877	1%	41,298	14%	47,372	26%
Others	4,440	1%	746	2%	1,219	1%
Total revenue (1)	414,445	100%	305,819	100%	183,909	100%

The basis for attributing revenues by continents is based on the customers’ KYC information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

(i)	Total revenue excludes self-mining revenue.

Recent Development in the Digital Asset Industry

The prices of digital assets, including Bitcoin, have experienced substantial volatility. For example, the price of Bitcoin ranged from approximately US$17,000 to approximately US$44,000 in 2023, from approximately US$42,000 to approximately US$106,500 in 2024, and from approximately US$77,000 to approximately US$126,000 in 2025, according to Google Finance. Since 2022, a number of companies in the digital asset industry have declared bankruptcy, including Celsius, Voyager Digital, Three Arrows Capital, BlockFi, FTX, and Genesis Holdco. Those bankruptcy proceedings contributed, at least in part, to price decreases in Bitcoin observed during those periods, a loss of confidence in the participants of the digital asset ecosystem and negative publicity surrounding the digital asset industry. At the time of FTX’s bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoins in account maintained at FTX. In 2024, we entered into a settlement agreement with a third party and sold to this counterparty our recovery rights on the assets held by FTX.  As of the date of this Report, we have not been materially impacted by other bankruptcies and the recent disruption in the digital asset industry. As of the date of this Report, other than FTX, we have no material contractual relationship with any company in the digital asset industry that has experienced bankruptcy. Additionally, the disruption in the digital asset industry has not materially affected our relationship with suppliers or customers. While we have not been materially impacted by any liquidity or insolvency issues with such third parties to date, there is no guarantee that our counterparties will not experience liquidity or insolvency issues in the future. We will continue to closely monitor the development in digital asset industry, and will conduct diligence, including into liquidity or insolvency issues, on third-party service providers in the digital asset industry with whom we have potential or ongoing relationships. However, we cannot provide any assurance that we will not be materially impacted in the future by bankruptcies of market participants and recent disruption in the digital asset industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Industry.”

Under the current protocols governing the Bitcoin network, the reward for validating a new block on that network is cut in half approximately every four years, which has been referred to in our industry as “halving.” When the Bitcoin network was first launched, the reward for validating a new block was 50 Bitcoin. In 2012, the reward for validating a new block was reduced to 25 Bitcoin. In July 2016, the reward for validating a new block was reduced to 12.5 Bitcoin, and in May 2020, the reward was reduced to 6.25 Bitcoin. On April 20, 2024, the reward was further reduced to 3.125 Bitcoin. The next halving for Bitcoin will occur when the block numbers reach 1,050,000 and is currently expected to occur in 2028. The reduction in reward for validating new blocks could depress our and our customers’ incentives to process transactions through Bitcoin, which could have a material adverse effect on our business, financial condition and results of operations. See “Item 3 Key Information—D. Risk Factors—Risk Related to our Industry—The “halving” of rewards available on the Bitcoin network, or the reduction of rewards on other networks could have a negative impact on our ability to generate revenue as there may not be adequate incentive to continue transaction processing and transaction processing operations may be ceased altogether, which could have a material adverse effect on our business, financial condition and results of operations.” for more details.

Competitive Strengths

We believe the following competitive strengths contribute to our success and distinguish us from our competitors:

A world-leading Bitcoin miner and mining services innovator

Our digital asset mining services are focused on the generation of digital assets, in particular Bitcoin, by solving cryptographic hash functions, also referred to as “providing hash calculations,” on specific digital asset blockchains, a process commonly known as “mining.” Since our inception, we have made available scalable, reliable and efficient services, including cloud-mining services, to customers worldwide. For our cloud-mining services, we integrate the mining capacity of mining equipment and other infrastructure from various suppliers to provide hash calculation services, and repackage and integrate such hash calculation services with other critical services to create a one-stop cloud-mining service for customers.

As of December 31, 2025, we provided our solutions and services through mining facilities on three continents, which were optimized for large-scale mining operations and sourced by Bitmain and other suppliers. As of the same date, we had access to approximately 478 MW in hosting capacity.

As of April 15, 2026, the aggregate market capitalization of digital assets reached approximately US$2.6 trillion, among which 57.0%, or US$1.5 trillion, could be attributable to Bitcoin, according to CoinGecko.com. In terms of cloud-mining revenue in 2025, we believe that we are one of the largest cloud-mining service providers in the world. By leveraging our large business scale, strategic collaboration with leading industry players and flexible business model, we believe we are well-positioned to capture the growth potential of the digital asset industry.

Flexible business model to weather market volatility

We have adopted an efficient and flexible business model, featuring a trio of integrated digital asset services, including cloud-mining and self-mining. Through our hash calculation dispatch system and connection with mining pools, we can seamlessly deploy miners sourced from various suppliers into cloud-mining or self-mining operations according to our business needs, which allows us to optimize our miner utilization and mining returns. With our ability to secure a stable access to advanced miners, we can also strategically allocate such resources between selling miners and mining digital assets to optimize monetization amid highs and lows of the relevant digital asset markets. The complementary deployments of miner resources procured from suppliers will allow us to effectively adjust our business strategies and reduce risk exposure under volatile market conditions.

Due to our ability to slice our available mining capacity, we are able to procure units of mining capacity that are available for various renting periods, enabling our cloud-mining solutions customers at all sophistication levels to mine digital assets. Customers can avoid the significant up-front investment in expensive miners and gain access to mining facilities in a number of jurisdictions with stable and economical power supply. We offer a matrix of cloud-mining service plans for an affordable service fee, which lowers the entry barrier to digital asset transactions for all. Leveraging our access to a network of miner hosting facilities with professional support, we enable our customers to access cost-efficient power supply and the day-to-day operational support for their mining activities.

With our expanding fleet of leased and self-owned miners, we have engaged in and capitalized on mining digital assets for our own accounts since February 2022. In 2023, 2024 and 2025, our revenue generated from our self-mining operations was approximately US$100.2 million, US$157.5 million and US$63.1 million, respectively. Currently, we only mine Bitcoin and accumulate the relevant digital assets for our current and future financial and operational needs. By diversifying our revenue streams from different income generating models, we believe we can better mitigate market volatility.

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

We have engaged in and capitalized on mining digital assets for our own accounts since February 2022. In 2023, 2024 and 2025, our revenue generated from self-mining operations was approximately US$100.2 million, US$157.5 million and US$63.1 million, respectively. We operate miners that perform hash calculations in support of blockchain network measured in hash rate. The efficiency of a mining hardware is measured by the hash rate of such miner. Miners with higher hash rate when operating at maximum efficiency have a higher chance of completing a block in the blockchain and receiving a digital asset reward.

Currently, the likelihood that an individual mining participant acting alone will solve a block and be rewarded a digital asset is extremely low. As a result, to maximize the opportunities to receive a reward, most large-scale miners have joined with other miners in “mining pools” where the hash calculations of each pool participant are coordinated to complete the block on the blockchain and mining rewards are distributed to participants in accordance with the rules of the mining pool. Fees payable to the operator of the pool vary but are typically 0.3%~4% of the reward earned and are deducted from the amounts earned by each pool participant. Mining pools are subject to various risks including connection issues, outages and other disruptions, which can impact the quantity of digital assets earned by participants.

Through our collaboration with third-party hosting facility suppliers and a fleet of advanced miners, we operate miners for the purpose of mining Bitcoin. We mine and accumulate Bitcoins for our current and future financial and operational needs, based on market condition and the prevalent price of Bitcoin.

Our self-mining operations utilize BitFuFuPool, a joint venture of ours, and third-party mining pools, such as AntPool and SpiderPool, to receive mining rewards from a given network. We maintain our own account in each of the mining pools that supports our self-mining operations. Under the Full-Pay-Per-Share method, which we have selected as our mining pool payout method, the mining pool confirms the amount of our Bitcoins payout each day at midnight UTC in exchange for the hash calculations performed by us to the mining pool in the previous 24 hours. The Bitcoin payout is settled on the following day, on a daily basis. We are entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain.

Our results of operations for our self-mining operations are affected by fluctuations and long-term trends in the value of Bitcoin, blockchain difficulty, the purchase cost or lease expense of mining equipment, the purchase cost of hash rate and the cost of hosting services (in particular the cost of electricity). Cost of revenues for self-mining operations mainly consists of lease expense of mining equipment, hosting expenses, procurement cost of hash rate and depreciation expenses. We measure the breakeven point for our self-mining operations by dividing the sum of cost of revenue and operating expenses by the number of Bitcoins actually mined from self-mining operations during the relevant period. In 2023, 2024 and 2025, we mined 3,577, 2,537 and 611 Bitcoins, respectively, and the breakeven point for our self-mining operations was approximately US$28,200, US$58,150 and US$77,573, respectively. During the same periods, the average Bitcoin price was approximately US$28,850, US$65,960 and US$101,600, respectively, according to Coinbase. The increase in the breakeven point of our self-mining operations from 2023 to 2024 was primarily due to the halving event occurred in April 2024 and the increase in the price of leased miners or purchased hash rate. The increase in the breakeven point of our self-mining operations from 2024 to 2025 was mainly attributable to the decrease in the number of Bitcoins output per hash calculation because of the increase in blockchain difficulty and the continuous increase in the price of leased miners or purchased hash rate which was in line with the growth of Bitcoin price.

As of the date of this Report, our digital assets are mined to and stored in offline cold wallets. A cold wallet is a physical device that holds digital assets offline and aims to prevent hackers from being able to access digital assets via traditional internet-hacking means. Access to digital assets in such a cold wallet requires separate authentication from different authorized individuals.

Cloud-mining services

Our cloud-mining services provide a one-stop solution that enables customers at all levels to purchase hash calculation services and earn digital asset mining rewards on our cloud-based platform. Our cloud-mining services also enable customers to save the usually high up-front investment in purchasing expensive miners. Instead, customers can select from a suite of cloud-mining service plans on our platform, based primarily on different product types and plan duration. We adjust the pricing of cloud-mining products from time to time based on the then prevailing market price of Bitcoin and the estimated costs associated with operating the respective miner types. However, the fee rate of an order placed by customers on our platform is fixed at the time when the order is placed, consisting of an upfront service fee, and subsequent service fees charged at more flexible intervals before they are incurred. We also offer interest-bearing credit periods to some customers within the agreed service period, which requires Bitcoin as collaterals to secure the collection of accounts receivable. Currently, the cloud-mining services primarily support the mining of Bitcoin. We receive digital assets, such as BTC, ETH, USDT and USDC, as payments for our cloud-mining and hosting services. Digital assets that are received as service payments on our cloud mining platform usually would be converted into USDT and USDC. Then we typically convert USDT and USDC into U.S. dollars and deposit them with banking institutions on a timely basis according to our treasury management strategy.

Our results of operations for cloud-mining services are affected by the value of Bitcoin, expected blockchain difficulty, the purchase cost or lease expense of mining equipment or the purchase cost of hash rate, and the cost of hosting services (in particular the cost of electricity), as well as the pricing and duration of our cloud-mining services. Cost of revenues for cloud-mining services mainly consists of lease expense of mining equipment, procurement cost of hash rate, hosting expenses or electricity fees, depreciation expenses, and system maintenance costs. In 2023, 2024 and 2025, the breakeven point for our cloud-mining services was US$24,100, US$52,920 and US$103,740 respectively. During the same periods, the average Bitcoin price was US$28,850, US$65,960 and US$101,600, respectively.

To provide cloud-mining services to our customers, we purchase hash rate from suppliers, lease miners or purchase miners from our suppliers, and further render these miners operational and remotely accessible by procuring mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. We then repackage the services of providing hash calculations using these miners and integrate them with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, we create a one-stop mining capability that can be sold in the form of cloud-mining services. We then sell cloud-mining services to our customers by transferring the control of the sub-divided hash calculations. For the mining capacity procured by us that is not subscribed for by any customer, we may deploy it in our self-mining.

Our cloud-mining services are user friendly and highly transparent to customers. Customer can register an account on our platform to purchase their desired type of cloud-mining plans. Our cloud-mining plans are efficient in obtaining mining block rewards. Currently, it is becoming less likely for individual miners with relatively low hash rate to successfully solve blockchain without pooling resources together with other miners or operate within a mining pool, where miners can contribute their hash calculations to collectively solve a blockchain transaction. When our customers subscribe to our cloud-mining services, they are simultaneously connected to a mining pool with greater mining capacity, thus allowing them to pool hash calculations and mine more efficiently. As a result of pool of resources, customers are more likely to beat other participants to generate a winning hash to earn a Bitcoin. While customers do not need to procure, transport, install, manage or maintain the underlying mining hardware or software by themselves, they monitor the hash calculation procedure and output in real time on our platform.

For our cloud-mining services, customers may apply the mining capacity bought by them to a selection of mining pools, including AntPool, BitFuFuPool and F2Pool, through our platform. We could assist customers in applying mining capacity to alternative mining pools at the customers’ election if it is technically feasible and commercially reasonable. After a customer places an order for cloud-mining solutions with us, we help the customer create a separate account with the designated mining pool, and bind the customer’s digital asset wallet to such account. We will then apply the mining capacity purchased by the customer to his or her account in the mining pool to perform hash calculations, and the pool operator will directly distribute the mining rewards to the digital asset wallet associated with customer’s account. We do not charge any fees or receive any income from the mining pool with respect to our cloud-mining services, and the mining pool is neither a supplier nor a customer of us with respect to our cloud-mining services. To the extent that our cloud-mining customers choose the same mining pools that support our self-mining operations, the hash calculations used for our self-mining operations and the hash calculations purchased by our customers are separately connected to the mining pool through different accounts, and the mining rewards are distributed and paid by the mining pool operator to the respective accounts of us and our customers.

Cloud mining service agreements with our top three customers

Our business operations and financial performance have relied significantly upon our cloud-mining services since our inception, in particular those offered to our major customers. For instance, in 2023, 2024 and 2025, revenue from our top three customers, none of which are our affiliates or related parties, accounted for 26%, 31% and 60% of our total revenue in the same periods, respectively.

Each time a customer places an order on our platform, we enter into a cloud-mining service agreement with the customer. Pursuant to the cloud-mining service agreement, we are responsible for providing the customer with cloud-mining services as displayed on our platform, or specially customized for the customer, the details of which shall be subject to the specific order, and shall display operation status and outputs of the cloud-mining services in the account of the customers. Generally, we shall ensure the quality of our service, such as maintaining the daily average amount of executed hash calculations to be no less than 95% of the declared hash rate in the order, and extending the service period as stipulated in the order or refunding service fees for unutilized mining capacity if we are unable to provide services due to force majeure events or reasons not attributable to us. The customer undertakes to comply with our term of services and privacy policy as stipulated on our website, if any, and to provide true, accurate and complete personal/corporate data and information for the purpose of registering an account and using the services provided on our platform. Customers shall also agree to decide the mining pool to which the hash calculation services purchased from us will be provided. Once a mining pool is selected, a customer agrees that it has read and accepted the service agreement of the mining pool. To the fullest extent permitted by law, we disclaim liabilities for any loss or damage arising out of, or in connection with, the use of the services to be provided by the mining pool. We may unilaterally terminate the cloud-mining service agreement and cease to provide our services if the use of such services violates the laws and regulations of the jurisdiction where a customer is located, or if the customer fails to pay in full the service fees pursuant to this agreement. There is no minimum purchase amount commitment other than the purchase amount stipulated in the order.

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

To provide miner hosting services to our customers, we procure mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance and other necessary infrastructure services from various hosting facilities we controlled or leased from suppliers. We then integrate these services with our own services, such as performance monitoring and stability optimization, into a combined hosting service, and sells the combined hosting service to our customers for service fees. We bear the risk of losses that may arise from the difference between the actual costs incurred by us and the selling price to the customers. As of December 31, 2025, we provided hosting services through one mining facility in Ethiopia and three mining facilities in the United States (including Oklahoma and Arkansas), which was either controlled by BitFuFu or leased from third party suppliers.

Electricity capacity and cost

Mining digital assets requires intensive hash calculations, and the generation of such calculations requires large amounts of electricity. As of December 31, 2025, we utilized approximately 478 MW of electricity capacities in the three continents through a combination of leased capacity, purchased hosting services and ownership of mining facilities. Electricity costs incurred through third-party arrangements are either embedded in the cost of hash rate we purchased or charged by hosting operators based on actual power consumption incurred for operating miners as part of hosting fees. In order to minimize the impact of electricity price increases on the costs, we have been leasing or acquiring more advanced miner series including Antminer S21 series.

Suppliers

Digital asset mining is dependent on specialized digital asset mining hardware, most predominantly utilizing ASIC chips. Almost all of these miners are produced outside of the United States, mostly in Asia. Currently, the largest miner manufacturer is Bitmain with its industry leading Antminer S21 series. We typically entered into supply agreements for most of the miners we operated or acquired for our mining operations, with certain suppliers, including Bitmain, which also provided us with relevant maintenance and repair services. With respect to our cloud-mining services, we may need to make a significant amount of prepayments for the miners we lease, the hash rate and miners we purchase. If the market value of digital assets has increased, the demand for the newest, most efficient miners or hash rate will also increase, leading to scarcity in the supply, and thereby a resulting increase in the price of hash rate and miner supplies. Our business is highly dependent upon suppliers providing an adequate supply of efficient digital asset mining resources at economical prices to enable profitable mining by us and by third-party customers intending to purchase our solutions.

Antminer purchase arrangements

In the ordinary course of our business, we enter into a number of purchase agreements for digital asset miners of Antminer S19 and S21 series with certain suppliers, including Bitmain. Such purchase agreements do not contain exclusivity clauses that prohibit either party thereto from selling or purchasing miners from other third parties. Suppliers have the right to discontinue the sale of their miners and/or to make changes thereto at any time without prior approval from or notice to us. In addition, suppliers retain the intellectual property rights to such miners. Each agreement will remain in effect for as long as one or more shipping orders are outstanding thereunder, and may be terminated upon either party’s uncured material breach or upon insolvency proceedings against us. The agreements with Bitmain for digital asset miners are governed by the laws of Hong Kong.

In December 2024, we entered into a two-year framework agreement with Bitmain to purchase from Bitmain up to 80,000 S-series miners (including but not limited to the S21 XP and S21 Pro). Under the terms of the framework agreement, we have the flexibility to place orders in batches over a two-year period. The machines will be available for our self-mining operations as well as to provide mining services to customers, including miner resales, cloud mining and miner hosting services, depending on market conditions and our evolving miner capacity requirements. Additionally, this framework agreement includes payment terms, enabling us to pay, at our option, part of the purchase price in our shares as well as the ability to defer part of cash payments interest-free after delivery of the miners. The framework agreement is governed by and construed in accordance with the laws of the State of Delaware, the United State. The foregoing description of the two-year framework agreement with Bitmain does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 10.2 hereto and incorporated by reference herein.

Hash rate purchase arrangements

In our ordinary course of business, we enter into a number of hash rate purchase agreements with our suppliers, pursuant to which they provide hash rate services to us for use in both our self-mining operations and the cloud mining services offered to our customers. We typically enter into master agreements with suppliers for a term of three years and place orders with durations ranging from 30 to 360 days under such master agreements, based on our business plans, customer demand and the availability of hash rate from suppliers. These agreements are not automatically renewable. Following the purchase of hash rate, we utilize our Aladdin system to manage computing power and dynamically allocate hash rate between self-mining and cloud mining operations in response to prevailing supply and demand conditions. We generally require suppliers to ensure that the hash rate provided meets our specified performance standards and we have the right to require prompt remediation of any deficiency within a prescribed period. If such deficiency is not timely cured, we are entitled to terminate the relevant agreement or order, and pursue other available remedies. These agreements are governed by the laws of Hong Kong.

Hash rate server cooperation arrangements

We entered into hash rate server cooperation arrangements with our suppliers, pursuant to which they will lease miners that provide hash rates to us. We make procurement orders before the beginning of each month and are subject to a minimum purchase amount based on our quarterly business plan and these suppliers’ miner availability. Procurement orders shall be placed on a monthly basis, and may not be automatically renewed. After the suppliers lease the miners to us, we will use our Aladdin system to control the miners, standardize and dispatch the hash calculations of the miners, and make the cloud-mining services available on our platform to different customers. We will be responsible for the services provided through the miners. We will also take necessary technical measures to ensure the normal operations of the miners and remedial measures against security risks. These agreements are generally automatically renewed, subject to prior written notice of termination, and are governed by the laws of Hong Kong or Singapore.

Hosting service cooperation arrangements under the Service Framework Agreement with Bitmain

Pursuant to the Service Framework Agreement with Bitmain dated as of December 20, 2021, as amended, we can obtain 300 MW of hosting capacity under the hosting service cooperation arrangements with Bitmain, which will source available hosting facilities and is responsible for storing miners, providing on-site IT consulting, maintenance and repair, power supply, cooling and other services. Bitmain typically has access to large-scale computing infrastructures that provide digital asset mining colocation services and handle the management of our mining equipment. We generally make payment under the Service Framework Agreement and the related service orders on a monthly basis, based on the number of miners under management and the amount of electricity consumed. The hosting service fee rate between us and Bitmain under the Service Framework Agreement is based on electricity cost actually consumed by miners under management at the respective hosting facilities, plus a fixed fee, which may be amended by mutual consent by us and Bitmain. In addition, we may incur additional electricity costs based on specific orders under the Service Framework Agreement, which may include a periodic price adjustment mechanism with reference to local electricity price index. The Service Framework Agreement has a term of ten years. The Service Framework Agreement may be terminated by mutual agreement between the parties, or by either party upon the material breach of the agreement, bankruptcy, dissolution, or revocation of business license of the counterparty. If we unilaterally terminate the Service Framework Agreement or any service order thereunder, we shall be liable for ten-day’s hosting fees. The Service Framework Agreement is governed by the laws of Hong Kong. As of December 31, 2025, we had no active deployment under the Service Framework Agreement, as we had successfully transitioned our operations to a broader range of hosting providers and our own facilities.

The foregoing description of the Service Framework Agreement with Bitmain does not purport to be complete and is qualified in its entirety by the terms and conditions of the actual agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein.

Digital Assets

We accumulate Bitcoin mined through our self-mining operations, and periodically exchange Bitcoin for USDT or USDT at established cryptocurrency exchanges to satisfy our working capital needs. We also receive other digital assets, such as BTC, ETH, USDT and USDC, as payments for our cloud-mining service. Digital assets that are received as service payments would be converted into USDT or USDC and then converted into U.S. dollars and deposit them with banking institutions on a timely basis according to our treasury management strategy. Prior to December 2022, we held digital assets pre-paid by customers for their anticipated purchase of services and temporarily held mining rewards of customers on their behalf in separate wallets, if such customers do not have their own digital asset wallets. We are required to release safeguarded digital assets upon customers’ instruction. As of December 31, 2022, we ceased to offer such temporary custodian services.

As of December 31, 2025, the total value of Bitcoins and stable coins (including USDT and USDC) recorded in our balance sheet was US$135.5 million and US$12.9 million, respectively. Bitcoin is the only digital asset that accounted for more than 10% of our total digital assets as of December 31, 2025. If excluding the Bitcoins that our customers and suppliers pledged to us and including those we pledged to others, we held 1,778 Bitcoins as of December 31, 2025.

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

We are subject to risk associated with depositing fund and digital assets with such third-party cryptocurrency exchanges and may experience loss of fund and digital assets if such exchanges fail to manage our fund or digital assets appropriately and in compliance with applicable regulatory requirement. For example, we were not able to recover the funds and digital assets deposited with FTX at the time of its bankruptcy filing. As a result, we recorded an impairment loss on assets held by FTX of US$9.8 million in 2022 (remeasured using the carrying value of Bitcoin as of December 31, 2022). Since the voluntary bankruptcy proceeds of FTX, we have suspended our transactions with FTX. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We deposit certain fund and digital assets with cryptocurrency exchanges. If such cryptocurrency exchanges become bankrupt or otherwise unable to remit stored fund and digital assets, we may lose these assets, and our business, financial condition and results of operations may be adversely affected.”

We do not engage in the trading of, or investing in, digital assets that may be deemed as “securities.” We intend to focus our operations on mining digital assets, such as Bitcoin, that are generally characterized as non-security commodities by U.S. regulators, including the SEC and the CFTC. In March 2026, the SEC issued an interpretive release providing additional guidance on the application of U.S. federal securities laws to crypto assets. The release indicates that while crypto assets are generally not treated as securities per se, transactions involving such assets may nonetheless constitute securities offerings depending on the facts and circumstances, particularly where such arrangements meet the definition of an “investment contract” under applicable law. As an interpretive release, it does not constitute binding law and reflects the SEC’s current views, which may continue to evolve.

We intend to consult counsel prior to attempting to mine any cryptocurrency other than those that are generally not considered as “securities”, such as Bitcoin, in order to avoid inadvertently dealing in a digital asset which may be deemed a security. We anticipate that, should we consider mining a digital asset other than those that are generally not considered as “securities,” we will seek the advice of securities counsel, and the process will include research, review and analysis of the current federal securities laws and regulations regarding digital assets, including judicial interpretations and administrative guidance. However, the processes employed for determining whether particular digital assets are securities within the meaning of U.S. federal securities laws are risk-based assessments and are not a legal standard or binding on the SEC or other regulators. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Regulatory Framework—We face uncertainties relating to whether cloud-mining operations and a particular digital asset will be deemed as “security” in any relevant jurisdiction, and we may be subject to regulatory scrutiny, investigations, fines, and other penalties if such digital asset is deemed to be dealing with “security,” which may adversely affect our business, financial condition and results of operations.” We recognize that whether a digital asset is a security is a complex and evolving legal issue. For that reason, we have no plan in the foreseeable future to mine anything other than digital assets that are generally not considered as “securities.” However, if our compliance procedures and legal reviews prove to be incorrect, we may be subject to prohibitive SEC penalties and/or private lawsuit defense costs and adverse rulings.

Research and Development

We have invested significant time, resources and expenses into the research and development of our services. In particular, we designed and implemented the Aladdin system to handle ultra-large scale management and dispatching of hash calculations. The Aladdin system has the capacity to simultaneously connect millions of miners and to provide services that resolve critical mining problems arising from scalability, efficiency, authenticity, and securing hash power.

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

Our leadership position in the global could-mining market is, in part, the result of our committed research and development activities. We are increasingly focused on research and development. For the years ended December 31, 2023, 2024 and 2025, our research and development expenses amounted to US$1.7 million, US$5.6 million and US$2.5 million, respectively.

Sales and Marketing

We market our cloud-mining and hosting solutions primarily through word of mouth, press releases of our solutions and major collaboration with leading industry participants. We also advertise our available solutions and hosting capacity on our website, which is updated periodically for product launches, available mining and hosting capacity and other trends and developments in the digital asset industry. Furthermore, we maintain an active presence on social media in order to raise awareness of our brand. We have not relied heavily on a sales force for advertising and marketing of our cloud-mining and hosting solutions, as most of our customers approach us proactively.

Compliance Infrastructure

Risk Management Procedure

We are subject to various anti-money laundering and counter-terrorism financing laws in the United States and jurisdictions where we operate. Our compliance infrastructure is designed to prevent our platform from being used to facilitate money laundering, terrorist financing, and other illicit activity in countries, or with persons or entities, included on designated lists promulgated by OFAC and equivalent foreign authorities. We have developed, implemented, and maintained a know-your-customer (“KYC”) procedure and a risk-based anti-money laundering program, including internal policies that require our employees to report suspicious activities and transactions, comply with reporting and recordkeeping requirements, and collect and maintain information about our customers.

When a new customer first places an order on our platform, such customer is required to go through the KYC procedure and to submit certain authentication information. For individual customers, we will collect personal identification information, such as name, nationality and address, to verify the identity of individual customers. We collect identification documents, including valid national identity card, passport or driver license with a photo issued by the relevant local government, and confirm the identification with a photo of the individual customer with the identification documents provided by such customer. We also verify that submitted documents have not been digitally altered or manipulated using image-editing software; and we perform background checks using the Onfido system, which is a world-check intelligence database that delivers accurate and reliable information and offers tools to help meet due diligence obligations, including meeting KYC screening and anti-money laundering requirements.

For corporate customers, we will collect information such as corporate registration records, business license and business address, among others, and conduct background searches for corporate customers’ major shareholders. Corporate customers must provide a valid certificate of incorporation & incumbency, and valid shareholders’ identity documents if any shareholders have equal to or more than 20% shareholding in the corporate customers. Based on the documents provided by such corporate customers, we will check the existence of the customer on the relevant local government website to verify the authenticity of the documents provided. Similar to individual customers, we also perform a KYC check for individual shareholders that have equal to or more than 20% shareholding in our corporate customers.

Our customer services team will review this information and report any suspicious activities in accordance with applicable regulations. Only after the KYC procedure has been completed by us will customers be able to use our services. In addition, we perform Know-Your-Transaction (“KYT”) checking by using the Beosin system. We have designated employees to be responsible for monitoring and reporting global sanctions information, updating and operating KYC and anti-money laundering procedure, and regularly checking and updating risk control rules. We will report suspicious, questionable transactions and corporate/personal information to regulatory authorities in accordance with regulatory requirements in the place where we operate. Anti-money laundering regulations are constantly evolving and vary from jurisdiction-to-jurisdiction. We continually monitor our compliance with anti-money laundering and counter-terrorism financing regulations and industry standards and implement policies, procedures, and controls in light of the most current legal requirements.

We do not provide cloud computing services to customers located in countries and regions that are subject to OFAC sanctions. Due to local regulatory policies and taxation considerations, we also currently do not accept order for our cloud-mining services from customers in mainland China, the United States and Singapore. Before customers can use our products and services, we require customers to confirm that the use of the services provided by us is legal in their country/region of residency. However, we may still be subject to investigation and enforcement action by regulators in these jurisdictions, to the extent that such regulators assert jurisdiction on digital assets and related transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to the Regulatory Framework—Assertion of jurisdiction by U.S. and foreign regulators, or other government entities over digital assets and digital asset industry may subject market participants, including us, to additional regulation and investigation.”

Related Party Transaction Policy

We have adopted a written policy governing transactions with related persons. This policy sets forth the policies and procedures for reviewing and approving or ratification of its related person transactions. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which it is a participant, in which the amount involved exceeds US$120,000 in any fiscal year and a related person (including any director, executive officer or shareholder holding 5% of our or our subsidiaries’ equity interest) has a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our board of directors is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction.

Following the Business Combination, our related party transactions are reviewed and approved by an audit committee consisting entirely of independent directors. See “Item 6. Directors, Senior Management and Employees —C. Board Practices—Committees of the Board—Audit Committee.”

Our Relationship with Bitmain

Bitmain is a world-leading cryptocurrency mining hardware manufacturer and a 5% shareholder of Finfront prior to consummation of the Business Combination. Pursuant to the Amended and Restated PIPE Subscription Agreement dated January 11, 2024, Bitmain purchased 4,000,000 Class A ordinary shares upon the consummation of the Business Combination. As of April 15, 2026, Bitmain beneficially owned 13,090,940 Class A ordinary shares, representing approximately 7.9% of our issued and outstanding ordinary shares.

We are a cloud-mining strategic partner of Bitmain. We entered into a three-year Hashrate Service Agreement with Bitmain in September 2024, pursuant to which we will make orders from time to time to purchase hash rate services from Bitmain for use in both our self-mining operations and the hash rate services we provide to our customers. We have also obtained access to a stable supply of miners from Bitmain. In December 2024, we entered into a two-years Framework Sales and Purchase Agreement with Bitmain, pursuant to which to purchase from Bitmain up to 80,000 S-series miners (including but not limited to the S21 XP and S21 Pro). This framework agreement enables us to pay, at our option, part of the purchase price in our shares as well as the ability to defer part of cash payments interest-free after delivery of the miners. In addition, we entered into a ten-year Service Framework Agreement with Bitmain in December 2021, pursuant to which we can utilize hosting services from Bitmain up to 300 MW hosting capacity in mining hosting facilities across the world. As of December 31, 2025, we had no active deployment under Bitmain’s hosting services, as we had successfully transitioned our operations to a broader range of hosting providers and our own facilities

In 2023, 2024 and 2025, the aggregate cost attributable to the abovementioned agreements with Bitmain was approximately US$166.5 million, US$177.2 million and US$224.0 million, respectively. In 2023, 2024 and 2025, such costs attributable to the abovementioned agreements with Bitmain, as a percentage of the total cost of our revenue, was approximately 61%, 41% and 50%, respectively. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with Bitmain and its affiliates.” In 2025, the majority of transactions between BitFuFu and Bitmain were hash rate services, the cost of which accounted for 53% of our total purchases of hash rate services. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We rely on a limited number of suppliers to provide us with digital asset mining equipment, hosting facilities, and other products or services critical to our business operations. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations.”

Competition

The digital asset industry in which we operate is competitive, with an increasing number of participants in and new technologies introduced to the digital asset industry.

Our cloud-mining operations compete with other mining service providers that allow users to subscribe to a fraction of larger digital asset mining capacities for a fee and enjoy the proportionate mining rewards, also known as hash calculation sharing services. We compete with other industry participants primarily on the service product design, pricing, anticipated return, quality and availability of cloud-mining services, and the stability and sufficiency of various supplies and resources supporting the provision of the cloud-mining services.

For our hosting services, we compete with other industry participants primarily on hosting space and power supply and cost.

Our self-mining operations compete with mining operations throughout the world to complete new blocks in the blockchain and earn the reward in the form of an established unit of a digital asset. We compete with other industry participants on the basis of the total hash rate contributed by miners used for our self-mining business, the degree of mining difficulty, the efficiency of our mining operations, the fiat value of the mining reward, and ability to obtain access to facilities for location of mining operations.

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

Several public companies (traded in the United States, Canada, and internationally), such as the following, may be considered competitors to us:

●	American Bitcoins;

●	Marathon Digital Holdings, Inc.;

●	Riot Blockchain, Inc.;

●	Cipher Digital Inc.;

●	CleanSpark, Inc.;

●	Hive Blockchain Technologies Inc.;

●	Cango Inc.;

●	Bitdeer Technologies Group; and

●	Bit Digital, Inc.

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

As of the date of this Report, we have six registered patents and one patent application in process in various jurisdictions, including the United States, relating to technologies such as blockchain computing power supply, dispatching of blockchain hash calculations, mining capacity slicing and allocation, and hash calculation pricing and adjustment. We maintain a policy requiring our employees, contractors, consultants and other third parties to enter into confidentiality and proprietary rights agreements to control access to our proprietary information. These laws, procedures and restrictions provide only limited protection, and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Furthermore, the laws of certain countries do not protect proprietary rights to the same extent as the laws of the United States, and we therefore may be unable to protect our proprietary technology in certain jurisdictions. Moreover, our platform incorporates software components licensed to the general public under open-source software licenses. We obtain many components from software developed and released by contributors to independent open-source components of our platform. Open-source licenses grant licensees broad permissions to use, copy, modify and redistribute those open-source components of our platform. As a result, open-source development and licensing practices can limit the value of our software copyright assets.

We also have registered certain trademarks in various jurisdictions, including the United States. We continually review our development efforts to assess the existence and patentability of new intellectual property.

Seasonality

Our hash calculations are typically slightly lower in summer, as higher temperature tends to affect miner performance and cause electricity costs to rise. In addition, extreme weather conditions in winter may negatively affect the operations of hosting facilities, which in turn affects miner performance.

Employees

All aspects of our business require specialized knowledge and technical skills. Such knowledge and skills include the areas of blockchain technology, research and development, digital asset marketing and operations, human resource management, data privacy, as well as legal compliance, finance and accounting. We believe that we have adequate personnel and resources with the specialized skills required to carry out our operations successfully. As of December 31, 2023, 2024 and 2025, we had 29, 34 and 29 full-time employees, who have been engaged by the subsidiaries of BitFuFu Inc. and primarily work in Singapore, the U.S. and the UAE during employment terms.

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

Facilities

Our corporate headquarters are located at 7 Temasek Boulevard, Suntec Tower 1, #11-01, Singapore 038987, where we lease approximately 2,744 square feet of commercial office space pursuant to operating leases that expire in October 2027. We lease all of our facilities and believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

In addition, we deploy miners in and have access to our self-own or third-party facilities located at Ethiopia and the states of Oklahoma and Arkansas in the United States. In addition, we indirectly utilize hosting capacities through the hash rate we purchased from the suppliers, including Bitmain and other third-party suppliers. In aggregate, we utilized approximately 478 MW electricity capacity in facilities primarily located on three continents as of December 31, 2025.

Insurance

We provide pension insurance, unemployment insurance, work-related injury insurance and medical insurance for our employees. We also maintain general third-party liability insurance, directors’ and officers’ liability insurance. We currently do not maintain miner insurance, property insurance, business interruption insurance, product liability insurance or key-man insurance. We regularly conduct cost-benefit analyses to determine the necessity of specific insurance policies. Based on our current assessment, we believe that the residual risks remain within our risk appetite.

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

Government Regulation

Due to the relatively short history of digital assets, and their emergence as a new asset class, government regulation of blockchain and digital assets has been constantly evolving worldwide, with increased interest expressed by the United States and other international government regulators. For example, in April 2025, U.S. Deputy Attorney General Todd Blanche issued a memorandum titled “Ending Regulation by Prosecution,” (“Blanche Memo”) setting forth U.S. Department of Justice’s (“DOJ”) new approach to digital asset enforcement. As outlined in the Blanche Memo, the DOJ will prioritize investigations and prosecutions involving individuals who defraud investors in digital assets or who use digital assets in furtherance of other crimes, including offenses related to terrorism, narcotics trafficking, human trafficking, organized crime, hacking, and cartel and gang financing.

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

Any restrictions imposed by a foreign government could force us to restructure operations, perhaps significantly, which could result in significant costs and inefficiencies that harm our profitability, or even cause us to cease operations in the applicable jurisdiction. Digital asset is a recent technological innovation and the regulatory schemes to which the mining and trading of digital assets may be subject have not been fully explored or developed by foreign jurisdictions. Thus, our operations face an uncertain regulatory landscape in many foreign jurisdictions.

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

Starting from 2025, following the U.S. presidential election, the new administration has indicated a change in federal policy for digital asset development, focusing on promoting U.S. leadership in digital assets and financial technology while protecting economic liberty. For example, in January 2025, U.S. President Donald Trump issued an executive order forming a presidential working group to establish a clear regulatory framework for digital assets, and leaders in both houses of the U.S. Congress have announced a bicameral working group with the objective of passing legislation to provide regulatory clarity for the industry. Additionally, in the same month, the SEC announced the formation of the Crypto Task Force, which is dedicated to helping develop a comprehensive and clear regulatory framework for crypto assets. In March 2025, President Trump signed another executive order to establish a Strategic Bitcoin Reserve and a U.S. Digital Asset Stockpile, positioning the United States as a leader among nations in government digital asset strategy. On July 30, 2025, the working group, pursuant to the presidential executive order in January 2025, issued a comprehensive report of an advisory nature setting forth proposed federal regulatory and legislative frameworks for digital assets and related markets.

We have placed Bitcoin miners in our self-owned or third-party hosting facilities in the states of Oklahoma and Arkansas in the United States. We are not aware of any state specific regulations applicable to digital assets that affect our operations in the United States. Currently, we do not believe any U.S. federal or State regulatory body has taken any action or position adverse to our main digital asset, Bitcoin, with respect to our production, sale, and use as a medium of exchange. As the regulatory and legal environment evolves, we may become subject to new laws, such as further regulation by the SEC and other agencies, which may affect our mining and other activities.

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

On July 21, 2020, the MAS issued a “Consultation Paper on the New Omnibus Act for the Financial Sector” proposing, among others, that entities in Singapore providing “digital token services” outside of Singapore require licensing under a new omnibus Act for the regulation of ML/CFT risks in the Singapore financial sector. Such licensing regime, if passed and brought into force, may require issuers of tokens or providers of “digital token services” based in Singapore to be licensed or exempted as “digital token service providers” under the proposed Omnibus Act, notwithstanding that they may be providing such “digital token services” solely to persons outside of Singapore. In June 2025, the MAS announced that such regulatory framework for digital token service providers would take effect on June 30, 2025.

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

Our corporate headquarters are located at 7 Temasek Boulevard, Suntec Tower 1, #11-01, Singapore 038987, where we lease approximately 2,744 square feet of commercial office space pursuant to operating leases that expire in October 2027. We lease all of our office facilities and believe that our office facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

In addition, as of December 31, 2025, we deploy miners in and have access to self-owned or third-party facilities located at Ethiopia and the states of Oklahoma and Arkansas in the United States.

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

We are a world-leading Bitcoin miner and mining services innovator, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. We make available a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. In addition, we have access to a fleet of advanced Bitcoin miners for efficient cloud-mining service to our customers and self-mining for our own account, allowing us to seamlessly adjust business strategies and reduce risk exposure.

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

Major Factors Affecting Our Results of Operations

The growth and success of our business as well as our financial condition and results of operations have been, and will continue to be affected by a number of factors, including:

Price and market volatility of digital assets

Substantially all of our business is related to the mining of Bitcoin. Our revenue primarily comprises (i) service fees for cloud-mining solutions, (ii) proceeds from Bitcoin self-mining operations, (iii) service fees for miner hosting services, and (iv) to the extent that we engage in the sales, leasing and sourcing of the mining equipment, the sales and lease income of the mining equipment and sourcing commission. As such, our results of operations and financial condition are substantially affected by fluctuations and long-term trends in the value of Bitcoin and, to a lesser extent, other digital assets. The prices of digital assets, specifically Bitcoin, have experienced substantial volatility, with the high or low prices having little or no relationship to identifiable market forces. The value of digital assets is also subject to rapidly changing investor sentiment, and may be influenced by factors such as technology, regulatory void or changes, fraudulent actors, manipulation, and media reporting. Digital assets, in particular Bitcoin, may have value based on various factors, including their acceptance as a means of exchange by consumers and others, scarcity, and market demand. The bankruptcy proceedings in the digital asset industry have contributed in 2022 and 2023, at least in part, to cause price decreases in Bitcoin observed during those periods. For example, the price of Bitcoin varies between approximately US$17,000 to approximately US$44,000 in 2023, approximately US$42,000 to approximately US$106,000 in 2024, and approximately US$77,000 to approximately US$126,000 in 2025. A significant and prolonged drop in Bitcoin price may reduce the demand for our cloud-mining services and adversely affect our profitability, and vice versa.

The fluctuations and longer-term trends in the value of Bitcoin and other digital assets also affect the price of miners that we purchase or lease from our suppliers, and the price of hash rate we purchased. A decrease in Bitcoin price is expected to allow us to expand our miner fleets and mining capacity at reasonable price, which may help us compensate potential operating loss associated with a drop in Bitcoin price. However, such hedging practice may not generate expected return. To the extent that we decide to monetize our digital asset holdings, our earnings from the sale of digital assets is expected to be affected by the then prevailing market price of and demand for the relevant digital assets. A significant drop in the price of digital assets may also subject us to fair value loss (impairment loss recorded prior to January 1, 2024, before our adoption of the FASB’s fair value accounting standard) for digital assets held for our own account. For example, we recorded impairment loss on digital assets of US$7.0 million in 2023 and fair value loss on digital assets of $8.7 million in 2025, when the price of Bitcoin dropped significantly against its carrying value. On the other hand, a significant growth in the price of Bitcoin contributed fair value gain of US$76.9 million in 2024. The market for digital assets is relatively new, rapidly evolving and subject to regulatory, tax, political and market factors beyond our control, which makes it difficult for us to predict the market trend of our digital assets.

Capacity and efficiency of miners

Our financial condition and profitability are affected by the capacity and efficiency of miners we lease from our suppliers or own to mine digital assets. Increases in hash rate of blockchain network of digital assets, especially that of Bitcoin, resulting from the growth in the overall quantity and quality of miners working to solve blocks on the blockchain, will generally lead to increases in mining difficulty, which would reduce the mining proceeds of the equipment proportionally, and eventually require miners to be upgraded to remain profitable. Further, reward rates for digital assets are subject to adjustments at predetermined intervals. For example, for Bitcoin, the reward was initially set at 50 Bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, to 12.5 on July 9, 2016 at block 420,000, to 6.25 on May 11, 2020 at block 630,000, to 3.125 on April 20, 2024 at block 840,000, and again to 1.5625 on April, 2028 at block 1,050,000. These adjustments have had and will continue to have material effects on the economic viability of mining digital assets. We expect to invest in system and miner upgrades and in vertical integration of upstream mining facility resources to maintain our mining efficiency, which is expected to cause us to incur relevant costs and expenditure in the future.

Cost of revenues

Our ability to operate in a cost-efficient manner also depends on our access to stable supply of power and hash rate on commercially reasonable terms. Cost of revenues, which is in line with the above revenue streams, mainly includes lease expense of mining equipment, depreciation expenses of self-own mining equipment, outsourcing fee, electricity and hosting fee, platform technology fee, web service fee, salaries, allocated overhead, purchase cost of mining equipment and hash rate costs. Mining digital assets requires a significant amount of electricity, and increases in power costs and disruption of power supply will decrease our operating margins.

As the market value of digital assets has increased, the demand for the newest, most efficient miners has also increased, leading to scarcity in the supply of and thereby resulting increase in the price of miners. As a result, the cost of new equipment can be unpredictable, and could also be significantly higher than our historical cost for new miners. We may have to obtain miners, other hardware or hash rate from suppliers at higher prices than expected. In addition, we rely on a limited number of suppliers for their provision of hash rate, miners and hosting facilities, and such suppliers could increase their pricings due to factors beyond our control. Higher cost will adversely affect our profit margin if it is unable to pass the additional cost to our customers.

Ability to improve customer acquisition and retention and compete effectively

Our success also depends on our ability to retain and develop opportunities with existing customers and attract new customers. Our relationship with our major customers is critical to our success. In 2023, 2024 and 2025, sales to our top three customers accounted for 26%, 31% and 60% of our total revenue in the same periods, respectively. Our ability to maintain our existing customers and attract new customers is determined by a number of factors, including our pricing strategies, mining efficiencies, customer services and brand recognition. In addition, we compete with other companies that focus all or a portion of their operations on mining activities at scale for customers. We face significant competition in every aspect of our business, including, but not limited to, the acquisition of mining resources at reasonable costs, the ability to raise capital, access to energy sites with reliable sources of power, and technology capacity.

Regulatory environment

Our financial prospects and continued growth depend in part on our ability to continue to operate in a compliant manner with all rules and regulations. Our business is subject to the oversight of numerous regulatory agencies in Singapore, the United States, the UAE and other jurisdictions where we currently develop or may develop business operations in the future. We are subject to significant uncertainties regarding future regulations pertaining to the holding, using or mining of Bitcoin and other digital assets in these jurisdictions. While Bitcoin and other digital assets have gradually gained more market acceptance in many countries, digital mining and blockchain transactions are anonymous and may be used for illegal transactions. Some jurisdictions have introduced restrictions over the uses of digital assets and the conversion between digital assets and fiat currencies or between digital assets. We plan to continue to invest in our finance, legal, compliance and security functions in order to comply with applicable regulations and remain at the forefront of digital asset regulatory trends. As the industry matures, we may experience fluctuations in our results of operations as a result of changes in the law and regulations that are applicable to our business, which may limit our ability to and offer solutions and services to customers across jurisdictions.

Selected Operating Metrics

We have experienced rapid growth in the previous three financial years ended December 31, 2025. We have referred to the following operating metrics in evaluating our business performance:

Miner fleet

We have continued upgrading and expanding the miner fleets retained. While we primarily relied on Antminer S17 series in early 2021, we began to replace those with more advanced Antminer S19j pro series starting from the second quarter of 2021, and then replace S19j pro series with S19 XP series starting from November 2022. Starting from the second half of 2024, we began to deploy S21 series. As of December 31, 2025, we have mining capacity of 26.1 EH/s, among which 22.4 EH/s was from suppliers and hosting customers and 3.7 EH/s was from our self-owned miners.

Cloud-mining plan duration and customer retention

We primarily offer cloud-mining plans with a duration of 90, 120 or 180 days to differentiate ourselves from our competitors. These plans accounted for approximately 60%, 54% and 74% of our total cloud-mining revenue in 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, our recurring revenue for our cloud-mining service, defined as revenue attributable to customers placing orders more than once in a year, was approximately US$174.0 million, US$209.0 million and US$272.9 million, respectively, accounting for 97.7%, 77.1% and 77.4% of our total cloud-mining revenue in the same periods, respectively. We had realized a net dollar retention rate of 100.7% for 2025 calculated by dividing the amount of recurring revenue in 2025 by the amount of revenue in 2024. The registered users of our cloud mining business increased from 304,270 as of December 31, 2023 to 591,751 as of December 31, 2024, and further to 675,765 as of December 31, 2025.

Key Components of Results of Operations

Revenues

We operate in a single segment that currently includes: (i) providing cloud-mining services; (ii) Bitcoin self-mining; (iii) selling of mining equipment; and (iv) providing mining machine hosting and other services.

In 2023, 2024 and 2025, our revenues were US$284.1 million, US$463.3 million and US$477.5 million, respectively. The following table sets forth the breakdown of our revenues by business line both in absolute amount and as a percentage of the total revenues in the periods indicated.

	Year ended December 31,
	2025		2024		2023
	US$ ’000%		US$ ’000%		US$ ’000%
Cloud-mining solutions	352,584	73.8	271,036	58.5	178,044	62.7
Bitcoin self-mining revenue	63,087	13.2	157,511	34.0	100,197	35.2
Sales of mining equipment	53,725	11.3	30,463	6.6	—	—
Hosting services and others	8,136	1.7	4,320	0.9	5,865	2.1
Total	477,532	100.0	463,330	100.0	284,106	100.0

●	Revenue from cloud-mining solutions. Revenue from cloud-mining solutions is generally based on standard service agreements with our customers, including institutional customers and individual digital asset enthusiasts. Customers are generally charged an upfront service fee upon their subscription of services. We will charge customers subsequent service fees during the period of subscription, which can be paid at more flexible intervals before they are incurred. We also offer interest-bearing credit periods to some customers within the agreed service period, which requires Bitcoin as collaterals to secure the collection of accounts receivable. To provide cloud-mining services, we deploy miners leased from our suppliers or miners owned by ourselves and further render these miners operational and remotely accessible by procuring mining equipment hosting service and other necessary infrastructure services from the same or other suppliers. In addition, we also purchase hash rate directly from suppliers. We then repackage the services of providing hash calculations, and integrate them with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, we create a one-stop mining capability that can be sold in the form of cloud-mining services. For details, see “Item 4. Information On the Company—B. Business Overview—Business Model—Cloud-mining services.”

●	Revenue from Bitcoin self-mining. Revenue from Bitcoin self-mining represents our Bitcoin mining rewards distributed by the pool operators in exchange for the hash calculations performed by us for the mining pool. Under the Full-Pay-Per-Share method, which we have selected as our mining pool payout method, the mining pool confirms the amount of our Bitcoins payout each day at midnight UTC in exchange for the hash calculations performed by us to the mining pool in the previous 24 hours. The Bitcoin payout is settled on the following day, on a daily basis. We are entitled to compensation regardless of whether the mining pool operators successfully record a block to the Bitcoin blockchain. As of the date of this Report, we have received corresponding Bitcoins for 99% of our revenues from self-mining operations we recognized by performing valid hash calculations. For details, see “Item 4. Information On the Company—B. Business Overview—Business Model—Self-mining operations.”

●	Revenue from sales of mining equipment. Revenue from sales of mining equipment represents our sales income of the mining equipment that we first purchase from our suppliers and then sell to our customers.

●	Revenue from hosting services and others. Customers can entrust us to deploy their own miners within our own hosting facilities or those of our suppliers. Our customers retain the right to use the miners and will pay us a set of service fees. We provide or procure mining equipment hosting services, including rack space, power, network, hardware maintenance, and other infrastructure from various suppliers, and combine them with our proprietary services (e.g., performance monitoring and stability optimization) into an integrated hosting solution. Revenue from hosting services and others primarily consists of such service fees charged by us. For details, see “Item 4. Information On the Company—B. Business Overview— Business Model—Miner hosting services.”

Cost of revenue

In 2023, 2024 and 2025, our cost of revenue was US$271.4 million, US$433.6 million and US$448.6 million, respectively. The following table sets forth the breakdown of our cost of revenue by business line both in absolute amount and as a percentage of total cost of revenue in the periods indicated.

	Year ended December 31,
	2025		2024		2023
	US$ ’000%		US$ ’000%		US$ ’000%
Cloud-mining solutions	325,950	72.7	254,114	58.6	164,510	60.6
Bitcoin self-mining	64,430	14.4	147,281	33.9	101,381	37.4
Sales of mining equipment	50,962	11.4	27,978	6.5	—	—
Hosting services and others	7,257	1.5	4,235	1.0	5,502	2.0
Total	448,599	100.0	433,608	100.0	271,393	100.0

Gross profit

Our gross profit was US$12.7 million, US$29.7 million and US$28.9 million in 2023, 2024 and 2025, respectively. Our gross profit margin was 4.5%, 6.4% and 6.1% in the same periods, respectively. The following table sets forth a breakdown of our gross profit and gross profit margin by business line in the periods indicated.

	Year ended December 31,
	2025		2024		2023
	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)	Gross profit/(loss) (US$ ’000)	Gross profit/(loss) margin (%)
Cloud-mining solutions	26,634	7.6	16,922	6.2	13,534	7.6
Bitcoin self-mining revenue	(1,343)	(2.1)	10,230	6.5	(1,184)	(1.2)
Sales of mining equipment	2,763	5.1	2,485	8.2	—	—
Hosting services and others	879	10.8	85	2.0	363	6.2
Total	28,933	6.1	29,722	6.4	12,713	4.5

Operating expenses/income

The following table sets forth our operating expenses/income, both in absolute amount and as a percentage of our total operating expenses/income, for the periods indicated.

	Year ended December 31,
	2025		2024		2023
	US$ ’000%		US$ ’000%		US$ ’000%
Sales and marketing expenses	3,727	7.1	7,462	(20.5)	1,863	(48.3)
General and administrative expenses	9,125	17.3	25,271	(69.3)	3,682	(95.4)
Research and development expenses	2,543	4.8	5,600	(15.4)	1,741	(45.1)
Credit loss provision for receivables	981	1.9	—	—	100	(2.6)
Gain on sale of recovery rights held by FTX	—	—	(7,270)	20.0	—	—
Impairment loss on digital assets	—	—	—	—	6,987	(181.1)
Impairment loss on mining equipment	25,400	48.2	8,076	(22.1)	—	—
Changes in fair value of digital asset receivables or payables	(1,172)	(2.2)	1,320	(3.6)	—	—
Changes in fair value of digital assets	8,693	16.5	(76,933)	210.9	(18,231)	472.5
Loss on disposal of mining equipment	3,395	6.4	—	—	—	—
Total operating expense/(income)	52,692	100.0	(36,474)	100.0	(3,858)	100.0

Sales and marketing expenses

Our sales and marketing expenses were US$1.9 million, US$7.5 million and US$3.7 million in 2023, 2024 and 2025, respectively, primarily representing (i) referral fees incurred in our sales and promotional activities; (ii) salaries and share-based compensations to our sales and marketing staff and other personnel performing related functions; and (iii) advertising and promotion fees to reach more customers.

General and administrative expenses

Our general and administrative expenses were US$3.7 million, US$25.3 million and US$9.1 million in 2023, 2024 and 2025, respectively, primarily representing (i) salaries and share-based compensations to our administrative staff and management team, and other personnel performing related functions; and (ii) professional service expenses such as audit fees, consulting fees and legal fees.

Research and development expenses

Our research and development expenses were US$1.7 million, US$5.6 million and US$2.5 million in 2023, 2024 and 2025, respectively, primarily representing salaries and share-based compensations paid to our research and development staff and other personnel performing related functions.

Credit loss provision for receivables

Our accounts receivables balance primarily consists of amounts due from its customers of cloud-mining business, mining equipment sales, and self-mining operations. Our other receivables balance primarily consists of deposits due from mining facility operators and receivables arising from payments made on behalf of hosting customers. We make provision for potentially uncollectable accounts under the current expected credit loss (“ECL”) impairment model. The ECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions, such as the age of the balance, collection history, and current economic trends.

Gain on sale of recovery rights / impairment loss on assets held by FTX

In November 2022, it was reported that the FTX cryptocurrency exchange, one of the largest cryptocurrency exchanges in the world, filed for voluntary Chapter 11 bankruptcy proceedings in the United States. As of the time of such bankruptcy filing, we deposited US$2.1 million and 480 units of Bitcoin (with an equivalent value of US$7.7 million after re-measurement using the carrying value of Bitcoin as of December 31, 2022) in our account maintained at FTX. Since the uncertain result of the bankruptcy proceedings of FTX, we have reclassified those fund and Bitcoin balances from cash or digital assets to custodian assets held by FTX and made full impairment on those balances. In 2024, we entered into a settlement agreement with a third party and sold our recovery rights to this counterparty on the assets held by FTX, recognizing a gain of US$7.3 million.

Impairment loss on digital assets

We recognize impairment loss on digital assets in relation to Bitcoins held for our own account once an identical digital asset is bought and sold in the principal market at a price below its carrying value. We recorded impairment loss on digital assets of US$7.0 million in 2023. Following the adoption of Accounting Standards Update (“ASU”) 2023-08, Accounting for and Disclosure of Crypto Assets, effective January 1, 2024, digital assets held at period end are measured at fair value, with changes in fair value recognized as fair value gain or loss on digital asset within operating expenses on the Consolidated Statements of Comprehensive Income. Consequently, no separate impairment loss on digital assets has been recorded since January 1, 2024.

Impairment loss on mining equipment

We recognize impairment of mining equipment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Factors considered include declines in Bitcoin price, decreases in the market price of miners, increase in electricity and maintenance cost, and reductions in mining productions. No impairment loss was recorded on mining equipment in 2023. In 2024, an impairment loss of $8.1 million was recognized due to lower expected future cash flow resulting from the Bitcoin halving cycle in April 2024. In 2025, unfavorable market conditions led to a further impairment loss of $25.4 million, reflecting a reduction in forecasted cash flow generated from the mining equipment.

Changes in fair value of digital asset receivables or payables

Digital asset receivables and payables are initially measured at fair value on the date they are received or paid and are subsequently remeasured at the end of each reporting period. Any changes in fair value are recognized in the Company’s Consolidated Statements of Comprehensive Income.

Changes in fair value of digital assets

Digital assets acquired in exchange for another digital asset are recognized initially at the fair value of the digital asset received. Digital assets purchased with fiat currency are recorded initially at its purchase cost. In accordance with ASU 2023-08, digital assets held at period end are remeasured and recorded at fair value, based on the period-end closing price on the Company’s principal market. Changes in fair value are recognized in the Consolidated Statements of Comprehensive Income. As required by ASU 2023-08, digital assets must be remeasured to fair value until the point at which they are sold. As a result, changes in fair value of digital assets consist of both realized and unrealized fair value gain or loss.

Taxation

We recorded income tax expenses of US$2.2 million, US$7.7 million and US$1.9 million in 2023, 2024, and 2025, respectively.

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

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as amended from time to time), or the Substance Act, together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies, whether a relevant entity or not, are required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test. As of the date of this report, we believe we are in compliance with all applicable economic substance requirements.

Singapore

Our headquarters is located in Singapore and one of our subsidiaries, Ethereal Singapore, is incorporated in Singapore. For the year ended December 31, 2023, 2024 and 2025, Ethereal Singapore was subject to the prevailing corporate income tax rate of 17% under the Income Tax Act 1947 of Singapore (“ITA”). A company’s statutory income (for the purposes of determining assessable and chargeable income) is based on the full amount of its income for the year preceding the year of assessment (“YA”).

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

Under Singapore tax laws, we are exempted from Singapore income tax on its foreign sourced dividend income received in Singapore, provided that (i) such income is subject to income tax of a similar character under the laws of the jurisdiction from which such income is received; (ii) at the time the income is received in Singapore, the highest rate of such tax on any gains or profits from a trade or business carried on in such jurisdiction is not less than 15%; and (iii) the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

United States

One of our subsidiaries, Ethereal Tech US Corporation (“Ethereal US”), was incorporated in Delaware in December 2021 and started operations in February 2022. Ethereal US is subject to U.S. federal corporate income tax at a statutory rate of 21%, as well as applicable state and local income taxes. In February 2025, Ethereal US entered into a definitive agreement to acquire 51% of the equity interests in Uni-Titan LLC, an Oklahoma limited liability company operating a 51-megawatt (MW) operational Bitcoin mining data center in Oklahoma, the United States. For U.S. federal income tax purposes, Uni-Titan LLC is treated as a partnership (a pass-through entity). Accordingly, Ethereal US is subject to U.S. federal and state income taxes on its allocable 51% share of Uni-Titan LLC’s taxable income.

In Delaware, Ethereal US is subject to a corporate income tax rate of 8.7% on its apportioned taxable income. In Oklahoma, where both Ethereal US and Uni-Titan LLC conduct operations, Ethereal US is subject to a corporate income tax rate of 4% on its apportioned taxable income, which includes its share of Uni-Titan LLC’s Oklahoma-sourced earnings.

We evaluate our ability to recognize our deferred tax assets, including those arising from net operating loss carryforwards and temporary differences in digital asset valuations, on a quarterly basis. This evaluation considers all positive and negative evidence available as proscribed by the FASB under its general principles of ASC 740, Income Taxes. A valuation allowance is recognized if it is more likely than not that some portion or all of the DTAs will not be realized.

United Arab Emirates

One of our subsidiaries, Ethereal Tech ME Limited (“Ethereal ME”), was incorporated in the UAE in August 2024 and is subject to the UAE Corporate Tax.

On December 9, 2022, the UAE Ministry of Finance released Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses (Corporate Tax Law or the Law) to establish a federal corporate tax (“CT”) regime in the UAE. The CT regime is effective from June 1, 2023, and has implications for financial statements for accounting periods beginning on or after this date. The Cabinet of Ministers Decision No. 116/2022 (published in December 2022 and effective from January 16, 2023) specifies that taxable income not exceeding AED 375,000 is subject to a 0% UAE CT rate, while taxable income exceeding AED 375,000 is subject to a 9% UAE CT rate. With the publication of this Decision, the UAE CT Law is considered substantively enacted for the purposes of accounting for Income Taxes. The UAE CT Law shall apply to the Ethereal ME with effect from August 2024. The Ministry of Finance continues to issue supplemental Decisions of the Cabinet of Ministers of the UAE (Decisions) to clarify certain aspects of the UAE CT Law. Such Decisions, along with interpretive guidance from the UAE Federal Tax Authority, are essential for a comprehensive evaluation of the UAE CT Law’s impact on Ethereal ME.

Hong Kong

One of our subsidiaries, Cloudmap Tech Group Limited (“Cloudmap”), was incorporated in Hong Kong in June 2024 and is subject to the Hong Kong profits tax on it assessable profits arising in or derived from Hong Kong (i.e., Hong Kong-sourced income). Under the prevailing territorial basis of taxation, profits which are not sourced in Hong Kong are generally not subject to profits tax.

Since April 2018, Hong Kong has implemented a two-tiered profits tax rates regime. For corporations, the first HK$2 million of assessable profits are taxed at a rate of 8.25%, and the remaining assessable profits are taxed at the standard rate of 16.5%. Under the “connected entities” rule, only one entity within a group is eligible for the two-tiered rates for a given year of assessment.

To align with international tax standards, Hong Kong enacted the Foreign-sourced Income Exemption (FSIE) regime, which has been further refined effective from January 1, 2024. Under this regime, certain foreign-sourced passive income (such as interest, dividends, and disposal gains) received by a multinational enterprise entity in Hong Kong may be subject to profits tax unless the entity meets specific economic substance requirements or nexus requirements. We monitor our inter-company transactions and offshore holdings to ensure compliance with the FSIE nexus requirements.

Results of Operations

The following table presents a condensed statement of operations for the periods indicated.

	Year ended December 31,
	2025	2024	2023
	US$ ’000	US$ ’000	US$ ’000
Total revenues	477,532	463,330	284,106

Cost of revenues incurred to a related party	(224,040)	(177,162)	(166,541)
Cost of revenues incurred to third parties	(196,529)	(231,756)	(80,397)
Cost of revenues – depreciation and amortization	(28,030)	(24,690)	(24,455)
Total costs of revenues	(448,599)	(433,608)	(271,393)
Gross profit	28,933	29,722	12,713
Sales and marketing expenses	(3,727)	(7,462)	(1,863)
General and administrative expenses	(9,125)	(25,271)	(3,682)
Research and development expenses	(2,543)	(5,600)	(1,741)
Credit loss provision for receivables	(981)	—	(100)
Gain on sale of recovery rights on assets held by FTX	—	7,270	—
Impairment loss on digital assets	—	—	(6,987)
Impairment loss on mining equipment	(25,400)	(8,076)	—
Changes in fair value of digital asset receivables or payables	1,172	(1,320)	—
Changes in fair value of sales of digital assets	(8,693)	76,933	18,231
Loss on disposal of mining equipment	(3,395)	—	—
Total operating (expenses)/income, net	(52,692)	36,474	3,858
Operating (loss)/profit	(23,759)	66,196	16,571
Investment income	462	416	—
Interest expense	(8,562)	(6,328)	(5,535)
Interest income	2,284	1,624	1,055
Other income/(expense), net	311	(277)	587
Income before income taxes expenses	(29,264)	61,631	12,678
Income tax expense	1,878	(7,668)	(2,183)
Net (loss)/income and total comprehensive (loss)/income attributable to ordinary shareholders	(31,142)	53,963	10,495
Less: Net income attributable to non-controlling interests	110	—	—
Total Comprehensive (loss)/income attributable to ordinary shareholders of the Company	(31,252)	53,963	10,495

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Our revenues increased from US$463.3 million in 2024 to US$477.5 million in 2025, representing an increase of 3.1% mainly due to the combined effects of an increase in cloud mining solutions revenue and mining equipment sales revenue, partially offset by a decline in Bitcoin self-mining revenue

Revenue from cloud-mining solutions increased from US$271.0 million in 2024 to US$352.6 million in 2025, representing an increase of 30.1%, primarily attributable to (i) increased demand for cloud mining services, (ii) repeat purchases from both existing customers and new customers acquired during the year of 2025, and (iii) continued growth in our managed hash rate and expansion of our power capacity. In 2025, revenue from existing customers was US$272.9 million and from new customers was US$79.7 million, accounting for 77.4% and 22.6% of revenue from cloud-mining solutions, respectively. In 2024, revenue from existing customers was US$208.4 million and new customers was US$62.6 million, accounting for 76.9% and 23.1% of revenue from cloud-mining solutions, respectively.

A reallocation of hash rate away from self-mining operations toward cloud mining solutions was undertaken to improve capital efficiency and enhance revenue visibility. As a result, revenue from self-mining operation in 2025 decreased to $63.1 million from $157.5 million in 2024, primarily due to: (i) a 52.1% decline in Bitcoin daily earnings per tera-hash due to higher global network difficulty and (ii) a 47.4% reduction in hash rate allocated to self-mining, which were partially offset by a 54.2% increase in Bitcoin price from an average of $65,900 in 2024 to $101,600 in 2025. Bitcoin production from self-mining operations decreased by 75.9% from 2,537 Bitcoins in 2024 to 611 Bitcoins in 2025.

Revenue from sales of mining equipment increased from US$30.5 million in 2024 to US$53.7 million in 2025, representing an increase of 76.4%, mainly due to two primary factors: (i) robust demand for mining machines during the first three quarters of the year, bolstered by a favorable Bitcoin price environment; and (ii) our effective utilization of its strategic partnerships to broaden its sales footprint and capitalize on opportunities in emerging markets.

Revenue from miner hosting and other services increased significantly from US$4.3 million in 2024 to US$8.4 million in 2025, primarily attributable to the increase in hosting services provided to new customers.

Cost of revenues

Our cost of revenues increased from US$433.6 million in 2024 to US$448.6 million in 2025, representing an increase of 3.5%. The increase was in line with the increase in our total revenue.

Cost of revenues from cloud-mining solutions increased from US$254.1 million in 2024 to US$326.0 million in 2025, representing an increase of 28.3%. The increase was primarily due to the expansion of our cloud-mining operations and the increase in the procurement price of hash rate or leasing price of miners when BTC price grew in 2025.

Cost of revenues from self-mining operations decreased significantly from US$147.3 million in 2024 to US$64.4 million in 2025, representing a decrease of 56.3%. The decrease was mainly due to a decline in hash rate allocated to self-mining operations, as well as improved cost efficiency following the acquisition of our own mining facilities and the termination of partnerships with high-cost hosting facilities.

Cost of revenues from sales of mining equipment was US$28.0 million and US$51.0 million in 2024 and 2025, respectively. The increase was in line with the expansion of miner transactions during 2025, especially during the second and third quarter when the mining equipment transaction market became more active.

Cost of revenues from miner hosting services and others increased by 71.4% to US$7.3 million in 2025 from US$4.2 million in 2024, primarily reflecting the scaling up of hosting operations.

Gross profit

Our gross profit decreased from US$29.7 million in 2024 to US$28.9 million in 2025, and the gross profit margin declined slightly from 6.4% in 2024 to 6.1% in 2025, which was attributable to the net impact of margin fluctuations across our various business lines.

The gross profit margin of our cloud-mining solutions rose from 6.2% in 2024 to 7.6% in 2025, primarily driven by robust demand that allowed us to achieve a higher selling price margin.

The gross profit margin of our self-mining operations fell from 6.5% in 2024 to negative 2.1% in 2025. The decline was primarily because in 2025, a portion of the hash rate purchased at relatively high prices was used for self-mining operation. This was partly offset by lower electricity costs for our own machines after moving them from high-cost to low-cost hosting facilities.

The gross profit margin of sales of mining equipment decreased from 8.2% to 5.1%, which was primarily attributable to the competition in the market.

The gross profit margin of hosting services improved significantly in 2025, primarily driven by lower electricity costs from the mining facilities own by us.

Sales and marketing expenses

Our sales and marketing expenses decreased significantly from US$7.5 million in 2024 to US$3.7 million in 2025, which was primarily attributable to the substantial reduction in share-based compensation expenses, which decreased from $4.5 million in 2024 to $0.1 million in 2025.

General and administrative expenses

Our general and administrative expenses decreased significantly from US$25.3 million in 2024 to US$9.1 million in 2025, mainly due to the decrease in share-based compensation expenses, which was US$0.4 million in 2025 compared to US$17.6 million in 2024.

Research and development expenses

Our research and development expenses decreased significantly from US$5.6 million in 2024 to US$2.5 million in 2025. The decrease was primarily due to the decrease in share-based compensation expenses, which was US$0.1 million in 2025 compared to US$3.9 million in 2024.

Impairment loss on mining equipment

We recognized an impairment loss on mining equipment of US$8.1 million in 2024 and US$25.4 million in 2025. These impairment losses were attributable to unfavorable market conditions, which caused a reduction in the forecasted cash flows to be generated by the equipment.

Changes in fair value of digital assets

We recognized a fair value loss of US$8.7 million on BTC, reflecting an unfavorable mark-to-market adjustment of BTC price in 2025.

Changes in fair value of digital asset receivables and payables

We entered into borrowing arrangements with institutions that require us to pledge certain digital assets of us as collateral in connection with loans obtained. We offered interest-bearing credit periods to some customers that require the customers to pledge digital assets as collateral. Similarly, when we make prepayments to certain suppliers, those suppliers are also required to pledge crypto assets as collateral. These above arrangements resulted in the recognition of digital asset collateral receivable and obligation to return collateral digital assets, measured at fair value. We recognized a net gain of US$1.2 million for the fair value changes on the balance as of December 31, 2025 compared to a net loss of US$1.32 million in the previous year.

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

Changes in the fair value of digital assets

Beginning from January 1, 2024, we implemented the early adoption of FASB fair value accounting rules, ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets. In 2024, we recognized a fair value gain of $76.9 million on BTC, reflecting a favorable mark-to-market adjustment of BTC prices and fair value gains on digital assets disposed of during the year.

Changes in the fair value of digital asset receivables and payables

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

As of December 31, 2025, excluding restricted cash, we held cash and cash equivalents of US$27.8 million. The cash and cash equivalents were held at commercial banks in Singapore, the UAE, the U.S. and Hong Kong, accounting for 62%, 11%, 25% and 2% of the total balance, respectively. We are not aware of any regulatory restrictions under the laws of Singapore, the UAE or Hong Kong that would limit our ability to transfer cash to our overseas operating entities.

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

On June 10, 2025, we entered into an At Market Issuance Sales Agreement (the “ATM Agreement”) with B. Riley Securities, Inc., Cantor Fitzgerald & Co., Northland Securities, Inc., and Roth Capital Partners, LLC as sales agents (the “Agents”), under which we may offer and sell, from time to time at our sole discretion, Class A ordinary shares having an aggregate offering price of up to $150.0 million through or to the Agents, as sales agents or principals (the “ATM Offering Program”). We had sold 1,609,742 Class A ordinary shares for aggregate gross proceeds of US$6.2 million under the ATM Agreement as of December 31, 2025.

We believe that our existing cash and cash equivalents, anticipated cash flows from operating and financing activities will be sufficient to meet our anticipated working capital requirements, and capital expenditures in the ordinary course of business for the next 12 months from the date of this Report. We may, however, require additional cash resources due to changing business conditions or other future developments, including purchase of new miners and acquisition of new mining facilities. If our existing cash resources are insufficient to meet our requirements, we may seek to issue equity or debt securities or obtain credit facilities. The issue of additional equity securities would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in the amounts it needs or on terms acceptable to it, if at all. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—Our business is capital intensive, and failure to obtain the necessary capital when needed may force us to delay, limit or terminate our expansion efforts or other operations, which could have a material adverse effect on our business, financial condition and results of operations.”

Cash Flows Summary

The following table sets forth a summary of our cash flows for the periods indicated.

	Year ended December 31,
	2025	2024	2023
	US$ ’000	US$ ’000	US$ ’000
Net cash used in operating activities	(112,929)	(219,874)	(195,970)
Net cash provided by investing activities	89,844	167,933	176,896
Net cash provided by/ (used in) financing activities	5,735	65,047	(9,352)
Net change provided by/ (use in) cash and cash equivalents	(17,350)	13,106	(28,426)
Cash and cash equivalents, including restricted cash, at beginning of year	45,111	32,005	60,431
Cash and cash equivalents, including restricted cash, at end of year	27,761	45,111	32,005

Supplemental non-cash operating activities
Net digital assets provided by operating activities	145,065	258,403	212,931
Supplemental non-cash investing activities
Net digital assets used in investing activities	(98,779)	(213,827)	(176,964)
Issuance of ordinary shares for acquisition of a subsidiary	(1,426)	—	—
Issuance of ordinary shares for purchase of equipment	(5,141)	—	—
Supplemental non-cash financing activities
Repayment of long-term payable in digital assets	(6,937)	—	—
(Repayment of)/ proceeds from long-term loans in digital assets	(20,000)	34,950	—

Operating activities

Our net cash used in operating activities was US$112.9 million in 2025, primarily due to our net loss of US$31.3 million, as adjusted by certain non-cash items such as net income received or to be received by digital assets of US$174.4 million; partially offset by non-cash items including (i) depreciation of mining equipment of US$28.0 million; (ii) impairment loss of mining equipment of US$25.4 million; (iii) fair value loss on digital assets of US$8.7 million; (iv) loss on disposal of mining equipment of US$3.4 million and (v) changes in operating assets and liabilities of US$26.0 million.

Our net cash used in operating activities was US$219.9 million in 2024, primarily due to our net income of US$54.0 million, as adjusted by certain non-cash items, including (i) net income received or to be received by digital assets of US$195.7 million; and (ii) fair value gain of digital assets of US$76.9 million, partially offset by non-cash items including depreciation of mining equipment of US$24.7 million and Share-based compensation expense of US$26.1 million and changes in operating assets and liabilities.

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

Investing activities

Our net cash provided by investing activities was US$89.8 million in 2025, primarily due to net proceeds from the sales of digital assets of US$108.1 million (representing the conversion from USDT and USDC to U.S. dollars), partially offset by $9.1 million used for the purchase of mining equipment and $9.4 million of net cash paid for the acquisition of mining facilities.

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

Financing activities

Our net cash provided by financing activities was US$5.7 million in 2025, primarily due to the capital raised from the At-the-Market program established in June 2025.

Our net cash provided by financing activities was US$65.0 million in 2024, primarily due to proceeds from PIPE investments.

Our net cash used in financing activities was US$9.4 million in 2023, primarily due to repayment of long-term payables of US$7.0 million and payment of deferred offering costs of US$2.4 million.

Capital Expenditure

Our capital expenditure is incurred primarily in connection with purchase of equipment and acquisition of mining facilities. Our capital expenditure paid by cash or digital assets were US$0.07 million, US$6.9 million and US$28.5 million in 2023, 2024 and 2025, respectively.

We expect to fund our future capital expenditure with our existing cash balance, cash generated from our business operations, and equity and debt financing, as well as digital assets where feasible.

Off-Balance Sheet Arrangements

We provide credit terms to some of our customers in the sales of mining equipment business. The outstanding installments are collateralized by the machines we financed. We do not have a right to use the collateral and, therefore, do not recognize it on our combined and consolidated balance sheets since the collateral does not meet the recognition criteria.

Except as described above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our securities and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engage in leasing, hedging or research and development services with us.

Recent Accounting Pronouncements

For a discussion of new accounting standards relevant to our business, refer to Note 2 to our consolidated financial statements included in this Report.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this Report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2026 that are reasonably likely to have a material effect on our revenue, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Policies and Estimates

We prepared the consolidated financial statements in accordance with U.S. GAAP. When reviewing our financial statements, you should consider our selection of critical accounting policies, judgments and other uncertainties affecting our applications of those policies and the sensitivity of reported results to changes in such policies, judgments and uncertainties.

We believe the accounting policies, such as (i) revenue recognition, (ii) digital assets, (iii) goodwill impairment and assessment, and (iv) fair value of financial instruments involve the most significant judgments used in the preparation of our financial statements. You should read the descriptions of critical accounting policies, judgments in our consolidated financial statements and other disclosures included in this Report.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that it believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

i.	Long-lived assets

The Company’s long-lived assets consist primarily of equipment, which is stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets. The Company’s mining equipment primarily comprises digital asset mining rigs, which are generally homogeneous in nature and are assigned similar useful lives.

Management periodically reviews the estimated useful lives of the mining equipment and revises those estimates when changes in operating performance, technological developments, or other relevant factors indicate that the previously assigned useful lives are no longer appropriate. In particular, management reassesses the useful lives of mining equipment when indicators suggest that the productivity of the assets is either higher or lower than originally expected.

Management also evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset or asset group to the undiscounted future cash flow expected to be generated from its use and eventual disposition. Where the carrying amount is not recoverable, an impairment loss is recognized for the excess of the carrying amount over the asset’s fair value, determined in accordance with ASC 820.

ii.	Recoverability of deferred tax assets

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial reporting basis and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the periods in which those temporary differences are anticipated to be reversed.

The determination of income tax expense, deferred tax assets and liabilities, and the recoverability of deferred tax assets requires management to make significant assumptions, judgments, and estimates. Management also evaluates tax positions to determine whether they are more likely than not to be sustained upon examination by the relevant taxing authorities. Tax positions that meet the recognition threshold are measured at the largest amount of benefit that is greater than 50% likely of being realized. These assessments are reviewed each reporting period and adjusted as facts and circumstances change.

Management has evaluated the basis for these estimates, including the underlying assumptions and judgments applied in developing them, and believes that such estimates are reasonable in the context of the financial statements taken as a whole.

iii.	Business combinations and purchase price allocation

The Company accounts for business combinations using the acquisition method in accordance with ASC 805, which requires the assets acquired and liabilities assumed in a business combination to be recognized at their fair values as of the acquisition date. The determination of fair value involves significant management judgment and, where appropriate, the involvement of valuation specialists.

In connection with the acquisition of Uni-Titan LLC in February 2025, the fair value of property and equipment was primarily determined using the cost approach. Under this approach, fair value is estimated based on the replacement cost of the asset, adjusted for depreciation and physical deterioration. These inputs are considered Level 3 inputs in the fair value hierarchy at the acquisition date.

The determination of the enterprise value of Uni-Titan LLC was primarily based on the income approach, which required significant assumptions, including projected future free cash flows, the weighted average cost of capital, and the terminal growth rate. Management evaluated these key assumptions to assess whether they were supported and reasonable under the circumstances.

iv.	Share-based compensation

The measurement of share-based compensation involves significant estimates and judgments. For employee share options granted with a lock-up period, the grant-date fair value was determined using an Asian-style put option valuation model.

A key subjective input in the valuation is expected volatility. Expected volatility was estimated based on a combination of the Company’s limited historical trading data and the historical volatility of a selected peer group of comparable companies. Changes in these subjective assumptions could result in material differences in the amount of share-based compensation expense recognized over the requisite service period.

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

The following table sets forth a reconciliation of our adjusted EBITDA to net profit/loss for the periods indicated.

	Year ended December 31,
	2025	2024	2023
	US$ ’000	US$ ’000	US$ ’000
Net (loss)/profit	(31,142)	53,963	10,495
Add: Interest expense, net	6,278	4,704	4,480
Add: Income tax expense	1,878	7,668	2,183
Add: Depreciation and amortization	28,030	24,733	24,501
Add: Impairment loss on mining equipment	25,400	8,076	—
Add: Share-based Compensation	588	26,065	—
Add: Credit loss provision for receivables	981	—	—
Add: Loss on disposal of mining equipment	3,395	—	—
Minus: Gain on sale of recovery rights on assets held by FTX	—	(7,270)	—
Adjusted EBITDA	35,408	117,939	41,659

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this Report.

Directors and Executive Officers	Age	Position/Title
Leo Lu	45	Chief Executive Officer and Chairman of the Board of Directors
Calla Zhao	42	Chief Financial Officer
Celine Lu	43	Director and Senior Vice President
Huaiyu Liu	54	Independent Director
Yeeli Hua Zheng	55	Independent Director
Joshua Kewei Cui	41	Independent Director

Mr. Leo Lu is our founder and has served as our chief executive officer and director since July 2021 and has served as our chairman of the board since February 2024. Prior to founding Bitfufu, Mr. Lu was a business director of Bitmain from July 2018 to November 2019, where he was responsible for co-founding Bitmain’s cloud-mining department, designing cloud-mining pricing model, and developing digital asset-related products. From November 2015 to July 2018, Mr. Lu was the general manager of information service department of the China Financial Assets Exchange (CFAE.cn). Mr. Lu received a bachelor’s degree in computer science and technology from University of Electronic Science and Technology of China.

Ms. Calla Zhao has served as our chief financial officer since May 2024 and served as our financial controller from September 2021 to May 2024. Prior to joining Bitfufu, Ms. Zhao served as the financial controller and head of finance at GGG Limited, an investment division of a conglomerate, from 2017 to 2021. She worked as an auditor at KPMG Huazhen LLP from 2005 to 2011. Ms. Zhao graduated from Peking University with a bachelor’s degree in accounting.

Ms. Celine Lu has served as our director since February 2024 and as our senior vice president since November 2022. From September 2018 to March 2020, Ms. Lu worked at Bitmain, where she founded and was responsible for Bitmain’s digital assets mining service business. From January 2011 to September 2018, Ms. Lu served as the managing director of gaming business of 360 Security Technology Inc. (SHEx: 601360), where she oversaw its strategic investments, business operations and project innovations. From July 2004 to December 2009, Ms. Lu served at several positions at Tencent Holdings Ltd. (HKEx: 700), including strategic analyst, operational analyst and product development officer. Ms. Lu received a bachelor’s degree in computer science and technology from University of Electronic Science and Technology of China.

Mr. Huaiyu Liu has over 25 years of experience in finance and management, and has served as the chief financial officer of YNBY International Limited (HKEx: 00030) since June 2022, and as the company secretary since August 2022, and has served on its board of directors since May 2025. He had previously held senior posts with several other publicly listed companies, including as an independent non-executive director, the chairman of the audit committee and the chairman of the remuneration committee of Kafelaku Coffee Holding Limited from November 2023 to May 2025, as the chief financial officer of V1 Group Limited from November 2018 to August 2019, as the executive vice president and company secretary of Chiho Environmental Group Limited from October 2016 to April 2017, and as the chief financial officer of Xinyuan Real Estate Company Limited from April 2015 to September 2016. Mr. Liu received a master's degree in business administration from Cornell University, and a bachelor's degree in economics from Shenzhen University in China. He is a fellow member of the Hong Kong Institute of Certified Public Accountants, and a member of the Institute of Chartered Accountants in England and Wales.

Ms. Yeeli Hua Zheng has served as our independent director since February 2024. Ms. Zheng served as the head of NASDAQ Group’s China practice from 2009 to 2019, where she was in charge of Chinese firms’ listing on Nasdaq. Prior to that, Ms. Zheng was an executive director for NYSE Euronext for five years. Ms. Zheng was a junior partner at Pivotal Assets before joining in NYSE Euronext in 2005. Before her career in Wall Street, Ms. Zheng was a senior advisor on China Economy and Business at the Executive Office of Kofi Anan, then Secretary General of the United Nations. Ms. Zheng focused on international economy study and received a master's degree in public administration from Harvard University Kennedy School of Government in 2001.

Mr. Joshua Kewei Cui has served as our independent director since August 2024. Mr. Cui has served as a co-founder of SOCC Capital Consultancy Pte Ltd, a regional corporate and advisory firm based in Singapore, specializing in corporate finance and reporting compliance services since April 2022. Mr. Cui has also served as an independent director and a member of the audit committee of GCL Global Holdings Ltd. (Nasdaq: GCL) since February 2025. From June 2022 to September 2023, Mr. Cui served as the chief financial officer of Ohmyhome Ltd (Nasdaq: OMH), and in such capacity, was primarily responsible for the overall accounting and financial management, project management, strategic planning, and internal control of that company. Prior to that, Mr. Cui served as the chief financial officer of K2 F&B Holdings Limited (HKEx: 02108) from August 2018 to July 2021, and as the financial controller from May 2017 to August 2018, where he was principally responsible for overall accounting and financial management, project management, strategic planning and internal control of that company. Mr. Cui began his career in auditing at one of the international accounting firms. He has more than a decade of finance and accounting related experience covering external audit, internal control and financial reporting in various industries. Mr. Cui received an executive master's degree in finance from INSEAD and has been a member of the Institute of Singapore Chartered Accountants (formerly known as the Institute of Certified Public Accountants of Singapore) since December 2010.

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

For the year ended December 31, 2025, we paid aggregate cash compensation of approximately US$1.7 million to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for our directors and executive officers.

Amended and Restated 2022 Share Incentive Plan

Upon the completion of the Business Combination, we assumed the 2022 share incentive plan of Finfront to motivate, attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2022 share incentive plan, as amended and restated in May 2025 (the “Amended and Restated 2022 Share Incentive Plan”), the maximum aggregate number of Ordinary Shares which may be issued pursuant to all awards under such plan is 14,657,193, or the award pool. KASTLE LIMITED, a company incorporated in Hong Kong (“Trustee”), was engaged as the trustee of employee benefit trusts to administer share awards to be granted under the Amended and Restated 2022 Share Incentive Plan. As of December 31, 2025, 6,557,041 restricted shares had been granted under the Amended and Restated 2022 Share Incentive Plan, with 56,722 restricted shares forfeited.

The following paragraphs summarize the principal terms of the Amended and Restated 2022 Share Incentive Plan.

Types of awards. The Amended and Restated 2022 Share Incentive Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by our board of directors or compensation committee of the board, or the committee.

Plan administration. Our board of directors or the committee administers the Amended and Restated 2022 Share Incentive Plan. The board or the committee determines, among other things, the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the Amended and Restated 2022 Share Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

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

Termination and amendment. Unless terminated earlier, the Amended and Restated 2022 Share Incentive Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to limitations of applicable laws. However, no such action may adversely affect in any material way any award previously granted without prior written consent of the participant.

The following table summarizes the number of restricted shares that we granted to our directors and executive officers as of December 31, 2025.

Name	Number of Restricted Shares		Date of Grant
Leo Lu	—		—
Calla Zhao	464,396	(1)	November 2024
Celine Lu	1,100,000	(1)	November 2024
Huaiyu Liu	—		—
Yeeli Hua Zheng	—		—
Joshua Kewei Cui	—		—
All directors and executive officers as a group	1,564,396	(1)	—

(1)	All of the awarded restricted shares vested immediately as of December 31, 2025.

As of December 31, 2025, there were 205,387 awarded restricted shares held by our employees and consultants other than our directors and executive officers as a group which remained outstanding (i.e., granted but not vested).

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

Code of Business Conduct and Ethics and Corporate Governance

We have adopted a code of business conduct and ethics, which is applicable to all our directors, executive officers and employees. We have made our code of business conduct and ethics publicly available on our website.

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

As of December 31, 2023, 2024 and 2025, we had 29, 34 and 29 full-time employees, who have been engaged by the subsidiaries of BitFuFu and primarily work in Singapore, the U.S. and the UAE during employment terms.

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

To our knowledge, as of March 31, 2026, 20,789,991, or approximately 65.7% of our Class A ordinary shares were held by 2,221 record holders in the United States, accounting for 2.9% of our total voting power.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

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

The percentage of our ordinary shares beneficially owned by the parties listed below is calculated based on 166,653,598 ordinary shares issued and outstanding as of March 31, 2026, consisting of (i) 31,653,598 Class A ordinary share, and (ii) 135,000,000 Class B ordinary shares.

Beneficial Owners	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares	Percentage of all Ordinary Shares	% of Voting Power(5)
Principal Shareholders:
Chipring Technology Limited (1)	—	135,000,000	81.0%	95.5%
Bitmain Entities (2)	13,090,940	—	7.19%	1.9%
Directors and Executive Officers†
Leo Lu (1)	—	135,000,000	81.0%	95.5%
Calla Zhao	435,000	—	0.3%	0.1%
Celine Lu	1,021,500	—	0.6%	0.1%
Huaiyu Liu	—	—	—	—
Yeeli Hua Zheng (3)	—	—	—	—
Joshua Kewei Cui (4)	—	—	—	—
All directors and executive officers as a group	14,547,440	135,000,000	81.9%	95.7%

†	Except as indicated otherwise below, the business address of our directors and executive officers is 7 Temasek Boulevard, Suntec Tower 1, #11-01, Singapore 038987.

(1)	Represents 135,000,000 Class B ordinary shares held by Chipring Technology Limited. Chipring Technology Limited is a company incorporated under the laws of the British Virgin Islands and is wholly owned by Mr. Leo Lu. The registered address of Chipring Technology Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

(2)	Represents (A) 11,500,000 Class A ordinary shares held by Antdelta Investment Limited, a British Virgin Islands company wholly owned by BitMain Technologies Holding Company; and (B) 1,590,940 Class A ordinary shares held by Bitmain Technologies Delaware Limited, a company incorporated under the laws of the State of Delaware and a wholly owned subsidiary of BitMain Technologies Holding Company. The registered address of Antdelta Investment Limited is Kingston Chambers P.O. Box 173, Road Town, Tortola, British Virgin Islands. The registered address of Bitmain Technologies Delaware Limited is 840 New Burton Street, Suite 201, Dover, Kent, DE 19904, the United States.

(3)	The business address of Ms. Zheng is 29 TAI SENG AVENUE, #02-01, Singapore 534119.

(4)	The business address of Mr. Cui is 192 Plainfield Pike, Foster, Rhode Island 02825, the United States.

(5)	Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes.

B.	Related Party Transactions

Agreements Related to the Business Combination

In connection with and pursuant to the Merger Agreement, certain agreements were entered into between BitFuFu, Finfront, Arisz and certain related parties. See “Item 4. Information On the Company—A. History and Development of the Company.”

Transactions with Bitmain and Its Affiliates

In 2023, 2024 and 2025, BitMain Technologies Holding Company and its affiliates (“Bitmain Group”) provided mining equipment rental, hash rate service and hosting service to us and sold miners to us, with a transaction amount of US$166.5 million, US$177.2 million and US$224.0 million, respectively. As of December 31, 2025, our net balance due from Bitmain Group was US$46.0 million, primarily comprising prepaid hash rate service fees offset by outstanding payables for miner acquisitions. Furthermore, 22 Bitcoins (valued at US$1.9 million as of December 31, 2025) remained receivable from Bitmain Group. We have pledged Bitcoin, as request, to secure unsettled accounts payable related to these purchases.

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

On September 11, 2024, a holder of certain Warrants, or the Warrant Holder, commenced a litigation against us in the United States District Court for Southern District of New York, alleging that the Company breached the warrant agreement between Arisz and Continental Stock Transfer& Trust Company by failing to honor the Warrant Holder’s attempted partial exercise of its warrants on March 4, 2024.  We disputed the allegations and filed a motion to dismiss on December 18, 2024, which was granted in part and denied in part on July 29, 2025.  As of December 31, 2025, the litigation had been discontinued and the matter had been fully settled. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We have been and may continue to be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers, business partners, competitors or employees.”

On December 19, 2025, Ethereal Singapore commenced litigation in the United States District Court for the Northern District of Mississippi against a cryptocurrency mining facility service provider and certain related entities and individuals, in connection with, among other things, the service provider’s failure to return a deposit paid by Ethereal Singapore and other fraudulent misrepresentations. As of the date of this Report, the lawsuit has remained at an early stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Operations—We have been and may continue to be involved in legal and other disputes from time to time arising out of our operations, including disputes with our suppliers, customers, business partners, competitors or employees.”

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

The authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares comprising (i) 300,000,000 Class A ordinary shares, par value US$0.0001 per share, and (ii) 200,000,000 Class B ordinary shares, par value US$0.0001 per share. As of March 31, 2026, we had 166,653,598 ordinary shares issued and outstanding, consisting of (i) 31,653,598 Class A ordinary share, and (ii) 135,000,000 Class B ordinary shares.

B.	Memorandum and Articles of Association

The following are summaries of material provisions of our current amended and restated memorandum and articles of association (“Amended and Restated Memorandum and Articles of Association”), insofar as they relate to the material terms of our ordinary shares. The summary is not complete and should be read together with the Amended and Restated Memorandum and Articles of Association, a copy of which is set forth in Exhibit 1.1 to this Report.

The authorised share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares comprising (i) 300,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 200,000,000 Class B Ordinary Shares of a par value of US$0.0001 each.

General.  Holders of Class A ordinary shares and Class B ordinary shares will generally have the same rights except for voting and conversion rights. We will maintain a register of its shareholders. Every shareholder whose name is entered in such register may, without payment and upon written request, request a share certificate within two calendar months after allotment or lodgement of transfer.

Ordinary Shares. The ordinary shares are divided into Class A Ordinary Shares and Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one vote on all matters subject to vote at the general meetings, and each Class B Ordinary Share shall entitle the holder thereof to five (5) votes on all matters subject to vote at the general meetings. Ordinary Shares are issued in registered form and are issued when registered in its register of members.

Conversion. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder to any person or entity which is not an affiliate of such holder, or upon a change of ultimate beneficial ownership of Class B Ordinary Shares to any person or entity which is not an affiliate of the holder, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

Dividends. The holders of ordinary shares are entitled to such dividends as may be declared by the board of directors or declared by shareholders by ordinary resolution (provided that no dividend may be declared by shareholders which exceeds the amount recommended by its directors). The Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our lawfully available funds. Under the laws of the Cayman Islands, we may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in us being unable to pay its debts as they fall due in the ordinary course of business.

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

General meetings of shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that it may (but is not obliged to) in each year hold a general meeting as its annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairperson of the board of directors or a majority of our board of directors (acting by a resolution of the board of directors). Advance notice of at least ten (10) calendar days is required for the convening of the annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more shareholder present in person or by proxy, representing not less than one-third of all votes attaching to our issued and outstanding shares entitled to attend and vote at the general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. The Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to attend and vote at general meetings, our board of directors will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, the Amended and Restated Memorandum and Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.    Subject to the restrictions set out in our Amended and Restated Memorandum and Articles of Association as set out below, any of our shareholders may transfer all or any of her or his ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

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

Liquidation.    On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on shares and forfeiture of shares.    Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, repurchase and surrender of shares.    We may issue shares on terms that such shares are subject to redemption, at its option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors or by a special resolution of our shareholders. We may also repurchase any of its shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of its shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if we can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, we may accept the surrender of any fully paid share for no consideration.

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

Issuance of additional shares.    The Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional ordinary shares from time to time as the board of directors shall determine, to the extent out of available authorized but unissued ordinary shares.

The Amended and Restated Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by its shareholders to the extent out of authorized but unissued preferred shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of books and records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our register of mortgages and charges, our Amended and Restated Memorandum and Articles of Association and special resolutions of its shareholders). However, we will provide our shareholders with annual audited financial statements.

Anti-takeover provisions.    Some provisions of the Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under the Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Cayman Islands ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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

Whether we or any of our subsidiaries is treated as a PFIC for U.S. federal income tax purposes is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to significant uncertainty. Among other factors, fluctuations in the market price of Class A ordinary shares and how, and how quickly, we use liquid assets and cash obtained in the Business Combination may influence whether we or any of our subsidiaries is treated as PFIC. Accordingly, we are unable to determine whether we or any of our subsidiaries will be treated as a PFIC for the taxable year of the Business Combination or for future taxable years, and there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we do not expect to provide a PFIC annual information statement for 2025 or going forward, which will preclude U.S. Holders from making or maintaining a “qualified electing fund” election under section 1295 of the Code.

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

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” (i) we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, (ii) our executive officers and directors are exempt from the “short-swing” rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and "short-swing" rules contained in Section 16 of the Exchange Act. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

In accordance with Rule 5250(d) of the Listing Rules of the Nasdaq, we will post this Report on our investor relations website at ir.bitfufu.com.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Credit risk refers to the risk of financial loss to us arising from default by customers or counterparties of financial instruments on the contract obligations. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents, digital assets and accounts receivables. We place the cash and cash equivalents with financial institutions with high credit ratings and quality. We conduct credit evaluations on our customers. We establish an allowance for doubtful accounts primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions, referring to the current expected credit loss policy.

We currently hold digital assets only for ourselves. We ceased offering temporary custodian services to our customers in 2022. The following table sets forth the balance of our own digital assets as of the dates indicated.

	As of December 31,
	2025	2024	2023
	US$ ’000	US$ ’000	US$ ’000
USDT	3,487	4,817	61
USDC	9,459	-	-
Bitcoin	135,543	125,048	43,896
Others	800	75	21
Total	149,289	129,940	43,978

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Following the consummation of the Business Combination, we have assumed all outstanding ARIZ Warrants and converted such them into corresponding warrants to purchase Class A ordinary shares. Each Warrant entitles the holder thereof to purchase three fourths (3/4) of one Class A ordinary share at a price of US$11.50 per whole share, subject to adjustment. The Warrants may be exercised only for a whole number of Class A ordinary shares. There are 7,002,633 Warrants outstanding as of March 31, 2026. For details of the Warrants, please refer to Exhibit 2.4 and Exhibit 2.5 to this Report. We also assumed the Unit Purchase Option (as defined below) that Arisz sold to Chardan, for US$100, which consists of an option to purchase up to a total of 115,000 Option Units (as defined below) exercisable, in whole or in part, at US$11.50 per unit, commencing on the consummation of the Business Combination (the “Unit Purchase Option”). The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires on November 17, 2026, being the five-year anniversary of the effective date of the registration statement in relation to Arisz’s initial public offering. Upon exercise, each unit (the “Option Unit”) contains one Class A Ordinary Share, one Warrant and one right. Each Warrant entitles the holder thereof to purchase three fourths (3/4) of one Class A ordinary share at an exercise price of US$11.50 per whole share, subject to adjustment. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-twentieth (1/20) of one Class A ordinary share.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

None. See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

ATM Offering Program

The following "Use of Proceeds" information relates to our shelf registration statement on Form F-3, as amended (File No. 333-286356), or the F-3 Shelf Registration Statement, which was declared effective by the SEC on April 25, 2025, in connection with our issuance and sale of up to US$300,000,000 of our Class A Ordinary Shares, preferred shares, warrants to purchase Class A Ordinary Shares, debt securities, subscription rights and a combination of such securities, separately or as units, in one or more offerings from time to time.

On June 10, 2025, we established an ATM Offering Program as a takedown from the F-3 Shelf Registration Statement, under which we may offer and sell, from time to time at our sole discretion, Class A ordinary shares having an aggregate offering price of up to $150.0 million through or to the Agents, as sales agents or principals. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources.”

As of December 31, 2025, we had sold 1,609,742 Class A ordinary shares for total gross proceeds of US$6.2 million, and the total expenses incurred in connection with the ATM Offering Program were approximately $0.3 million, excluding the Agents' commissions of approximately $0.2 million. We raised approximately $5.7 million in net proceeds from the issuance and sale of new shares under the ATM Offering Program. As of the date of this Report, none of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates; and none of the net proceeds from the ATM Offering Program were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

From the period from June 10, 2025 to December 31, 2025, we used approximately US$5.7 million of the net proceeds from the ATM Offering Program for general corporate purposes.

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

Based on that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was not effective as of December 31, 2025, because of the material weakness described below.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of business conduct and ethics, which is applicable to all of our directors, executive officers and employees. We have made our code of business conduct and ethics publicly available on our website (www.bitfufu.com). We intend to disclose any amendment to the code, or any waivers of its requirements, in our annual report on Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

WWC, P.C. served as our independent auditors for the fiscal years ended December 31, 2024 and 2025. The following table sets forth the fees billed to us by our principal accountants for professional services performed in the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2025	2024
	(In US$ ’000)
Audit Fees (i)	338	300

(i)	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated balance sheets as of December 31, 2024 and 2025, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2025, and the related notes are filed as part of this Report beginning on page F-2.

ITEM 19. EXHIBIT

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of BitFuFu Inc. (incorporated by reference to Exhibit 1.1 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

2.1	Specimen Class A Ordinary Share Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.2	Specimen Class B Ordinary Share Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.3	Specimen Warrant Certificate of BitFuFu Inc. (incorporated by reference to Exhibit 2.3 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

2.4	Warrant Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.5	Supplemental Warrant Agreement, dated December 19, 2023, by and among Arisz Acquisition Corp., BitFuFu Inc., and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 4.10 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

2.6	Unit Purchase Option, dated November 17, 2021, issued by Arisz to Chardan (incorporated by reference to Exhibit 2.6 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 25, 2024).

2.7	Description of Securities (incorporated by reference to Exhibit 2.7 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 25, 2024).

4.1	Merger Agreement dated January 21, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.2	Amendment No. 1 to Merger Agreement dated April 4, 2022 by and among Arisz Acquisition Corp. and Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.2 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.3	Amendment No. 2 to Merger Agreement dated October 10, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.3 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.4	Amendment No. 3 to Merger Agreement dated April 24, 2023 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.4 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.5	Amendment No. 4 to Merger Agreement dated July 28, 2023 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.6	Joinder Agreement dated April 4, 2022 by and among Arisz Acquisition Corp. and Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.6 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.7	Supplemental Joinder Agreement dated December 20, 2023 by and among Arisz Acquisition Corp., Finfront Holding Company, BitFuFu Inc. and Boundary Holding Company (incorporated by reference to Exhibit 2.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.8	Letter Agreements, dated November 17, 2021, by and between Arisz Acquisition Corp. and each of its officers and directors (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.9	Letter Agreement, dated November 17, 2021, by and between Arisz Acquisition Corp. and Arisz Investment LLC (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.10	Investment Management Trust Agreement, dated November 17, 2021, between Continental Stock Transfer & Trust Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.11	Registration Rights Agreement, dated November 17, 2021, by and among Arisz Acquisition Corp. and the initial stock-holders of Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.12	Stock Escrow Agreement, dated November 17, 2021, by and among Arisz Acquisition Corp., Continental Stock Transfer & Trust Company and the initial stockholders of Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.13	Sponsor Support Agreement dated January 21, 2022, by and among Arisz Acquisition Corp., Finfront Holding Company and certain stockholders (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.14	Shareholder Support Agreement, dated as of January 21, 2022 by and among certain shareholders, Finfront Holding Company and Arisz Acquisition Corp. (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.15	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.15 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

4.16	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.16 to the Shell Company Report on Form 20-F (File No. 001-41972), filed with the SEC on March 7, 2024).

4.17	Amended and Restated Subscription Agreements, by and between Arisz Acquisition Corp. and Arisz Investment LLC, and by and between Arisz Acquisition Corp. and Chardan Capital Markets, LLC (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.18	Backstop Agreement dated as of October 13, 2022 by and among Arisz Acquisition Corp., Finfront Holding Company, BitFuFu Inc. and Arisz Investment LLC (incorporated by reference to Exhibit 10.17 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.19	Amendment No. 1 to the Investment Management Trust Agreement, dated as of November 17, 2021, by and between Arisz Acquisition Corp. and Continental Stock Transfer & Trust Company, dated November 15, 2023 (incorporated by reference to Exhibit 10.21 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.20	Form of Amended and Restated PIPE Subscription Agreement (incorporated by reference to Exhibit 10.22 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.21	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.23 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

4.22	Amendment to Stock Escrow Agreement dated February 29, 2024 by Arisz Acquisition Corp., Continental Stock Transfer & Trust Company and the initial stockholders of Arisz Acquisition Corp (incorporated by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 25, 2024)

4.23	At Market Issuance Sales Agreement Dated June 10, 2025 by and among Bitfufu Inc., B. Riley Securities, Inc., Cantor Fitzgerald & Co., Northland Securities, Inc., and Roth Capital Partners, LLC (incorporated by reference to Exhibit 1.1 to the Report on Form 6-K (File No. 001-41972), filed with the SEC on June 11, 2025)

8.1*	List of Principal Subsidiaries

10.1†	Service Framework Agreement between Ethereal Tech Pte. Ltd and Bitmain Technologies Limited dated December 20, 2021 (incorporated by reference to Exhibit 10.19 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

10.2†	Hashrate Service Agreement between Ethereal Tech ME Limited and Bitmain Development Limited dated September 27, 2024 (incorporated by reference to Exhibit 10.5 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 21, 2025).

10.3†	Framework Sales and Purchase Agreement between Bitmain Technologies Delaware Limited and Ethereal Tech US Corporation dated December 13, 2024 (incorporated by reference to Exhibit 10.6 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 21, 2025).

10.4	Master Loan Agreement between Antpool Technologies (BVI) Limited and Finfront Holding Company dated November 4, 2024 (incorporated by reference to Exhibit 10.7 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 21, 2025).

10.5*†	Hashrate Service Agreement between Ethereal Tech ME Limited and Luxor Technology Corporation dated December 7, 2024

10.6*	Form of Cloud Mining Service Agreement

10.7	Amended and Restated 2022 Share Incentive Plan (incorporated by reference to Exhibit 10.1 to the Post-Effective Amendment No. 1 to the Form S-8 (File No. 333-282033), filed with the SEC on June 3, 2025).

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 14.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

11.2	Amended and Restated Insider Trading Policy (incorporated by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 21, 2025).

12.1*	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1**	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2**	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of WWC, P.C., as the independent registered accounting firm for BitFuFu Inc.

97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the annual report on Form 20-F (File No. 001-41972) filed by the Registrant with the SEC on April 25, 2024).

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

**	Furnished herewith.

†	Confidential treatment has been requested for portions of this exhibit. Certain information has been redacted from this exhibit pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and would likely cause competitive harm to the registrant if publicly disclosed. The Registrant hereby agrees to furnish an unredacted copy of the exhibit and its materiality and competitive harm analyses to the SEC upon request.

All schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

BitFuFu Inc.

Date: April 28, 2026	By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Chief Executive Officer and Chairman of the Board of Directors

BITFUFU INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Shareholders and Board of Directors of

BitFuFu Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BitFuFu Inc. and its subsidiaries (collectively the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

San Mateo, California

April 28, 2026

BITFUFU INC.

CONSOLIDATED BALANCE SHEETS

(Dollar amounts in thousands except per share data)

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$27,761	$38,201
Restricted cash and cash equivalents	-	6,910
Digital assets	149,289	129,940
Digital asset collateral receivable	24,075	12,569
Accounts receivable, net	12,326	10,926
Amount due from related parties	75,019	33,116
Prepayments	26,042	21,651
Inventory	145	246
Financial assets held for trading	521	-
Other current assets, net	9,358	11,710
Total current assets	324,536	265,269

Non-current assets:
Property and equipment, net	20,672	55,981
Digital asset collateral receivable	-	47,827
Long term investment	177	-
Operating lease right of use assets, net	436	-
Goodwill	4,235	-
Deferred tax assets, net	7,524	8,601
Total non-current assets	33,044	112,409

Total assets	$357,580	$377,678

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payables	$4,659	$14,119
Contract liabilities	50,573	15,757
Long term loan-current portion	15,000	-
Accrued expenses and other payables	16,060	8,773
Obligation to return collateral digital assets	3,349	21,436
Amount due to a related party	6,803	1,579
Taxes payable	1,792	2,229
Operating lease liabilities, current	251	-
Total current liabilities	98,487	63,893

Non-current liabilities:
Long-term payable	94,364	101,301
Long-term loans	-	34,950
Deferred tax liabilities, net	14,928	15,072
Operating lease liabilities, non-current	197	-
Total non-current liabilities	109,489	151,323

Total liabilities	207,976	215,216

Commitments and contingencies (Note 23)	-	-

LIABILITIES AND SHAREHOLDERS’ EQUITY
Shareholders’ equity*:
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 166,613,948 and 163,106,615 shares issued and outstanding as of December 31, 2025 and 2024, respectively)	17	16
Additional paid-in capital	97,166	84,276
Non-controlling interest	5,503	-
Retained earnings	46,918	78,170
Total shareholders’ equity	149,604	162,462

Total liabilities and shareholders’ equity	$357,580	$377,678

*	The share and per share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these Consolidated Financial Statements.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollar amounts in thousands except per share data)

	For The Years Ended December 31,
	2025	2024	2023

Total revenues	$477,532	$463,330	$284,106

Cost of revenues
Cost of revenues incurred to a related party	(224,040)	(177,162)	(166,541)
Cost of revenues incurred to third parties	(196,529)	(231,756)	(80,397)
Cost of revenues – depreciation and amortization	(28,030)	(24,690)	(24,455)
Total cost of revenues	(448,599)	(433,608)	(271,393)

Gross profit	28,933	29,722	12,713

Operating expenses
Sales and marketing expenses	(3,727)	(7,462)	(1,863)
General and administrative expenses	(9,125)	(25,271)	(3,682)
Research and development expenses	(2,543)	(5,600)	(1,741)
Credit loss provision for receivables	(981)	-	(100)
Gain on sale of recovery rights on assets held by FTX	-	7,270	-
Impairment loss on digital assets	-	-	(6,987)
Impairment loss on mining equipment	(25,400)	(8,076)	-
Changes in fair value of digital asset receivables or payables	1,172	(1,320)	-
Changes in fair value of digital assets	(8,693)	76,933	18,231
Loss on disposal of mining equipment	(3,395)	-	-
Total operating (expenses)/income	(52,692)	36,474	3,858

Operating (loss)/income	(23,759)	66,196	16,571
Investment income	462	416	-
Interest expense	(8,562)	(6,328)	(5,535)
Interest income	2,284	1,624	1,055
Other income/(expense), net	311	(277)	587
(Loss)/income before income taxes	(29,264)	61,631	12,678
Income tax expense	1,878	7,668	2,183
Net (loss)/income and total comprehensive (loss)/income attributable to ordinary shareholders	(31,142)	53,963	10,495
Less: Net income attributable to non-controlling interests	110	-	-
Total Comprehensive (loss)/income attributable to ordinary shareholders of the Company	$(31,252)	$53,963	$10,495

Weighted average shares outstanding used in calculating basic and diluted earnings per share:
Ordinary shares - basic*	164,334,429	160,988,011	150,000,000
Ordinary shares - diluted*	169,684,142	165,500,289	150,000,000

Earnings per share:
Ordinary shares - basic*	$(0.19)	$0.34	$0.07
Ordinary shares - diluted*	$(0.18)	$0.33	$0.07

*	The share and per share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these Consolidated Financial Statements.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Dollar amounts in thousands except per share data)

	Ordinary shares		Treasury shares		Additional paid-in	Non-controlling	Retained	Total shareholders’
	Shares	Amount	Shares	Amount	capital	interests	earnings	equity
Balance at January 1, 2023*	150,000,000	15	204,348	(2,000)	1,548	-	7,276	6,839
Net income	-	-	-	-	-	-	10,495	10,495
Balance at December 31, 2023	150,000,000	15	204,348	(2,000)	1,548	-	17,771	17,334
Cumulative effect upon adoption of ASU 2023-08	-	-	-	-	-	-	6,436	6,436
Ordinary shares issued upon Reverse Recapitalization, PIPE Financing, Backstop Financing and Stock Purchase Agreements, net of issuance costs	13,106,615	1	-	-	57,529	-	-	57,530
Share-based compensation expense	-	-	-	-	26,065	-	-	26,065
Sales of Treasury Stock	-	-	(204,348)	2,000	(866)	-	-	1,134
Net income	-	-	-	-	-	-	53,963	53,963
Balance at December 31, 2024	163,106,615	$16	-	$-	$84,276	-	$78,170	$162,462
Issuance of ordinary shares – at-the-market offering, net of issuance costs	1,609,742	1	-	-	5,735	-	-	5,736
Issuance of ordinary shares – business combination	306,651	-	-	-	1,426	5,393	-	6,819
Issuance of ordinary shares –debt extinguishment	1,590,940	-	-	-	5,141	-	-	5,141
Share-based compensation expense	-	-	-	-	588	-	-	588
Net loss	-	-	-	-		110	(31,252)	(31,142)
Balance at December 31, 2025	166,613,948	$17	-	$-	$97,166	$5,503	$46,918	$149,604

*	The share data has been retroactively re-stated to reflect the current capital structure of the Company.

BITFUFU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollar amounts in thousands except per share data)

	For the Years Ended December 31,
	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	$(31,142)	$53,963	$10,495
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Net income received or to be received by digital assets	(174,438)	(195,679)	(183,112)

Impairment loss on digital assets	-	-	6,987
Credit loss provision for receivables	981	-	100
Gain on sale of recovery rights on assets held by FTX	-	(7,270)	-
Loss on disposal of mining equipment	3,395	-	-
Impairment loss on mining equipment	25,400	8,076	-
Changes in fair value of digital asset receivables or payables	(1,172)	1,320	-
Changes in fair value of digital assets	8,693	(76,933)	(18,231)
Depreciation of property and equipment	27,959	24,733	24,501
Amortization of right of use asset	71	-	-
Share-based compensation expense	588	26,065	-
Deferred income tax	934	6,791	4,151
Earnings from equity method investments	(177)	-	-

Changes in operating assets and liabilities:
Prepayments	(4,294)	(4,565)	(654)
Inventory	102	(142)	-
Amount due from / (due to) related parties	33,088	(63,307)	(36,934)
Deposit receivables	-	2,683	(2,683)
Other current assets	1,844	3,422	(1,514)
Accounts payable	(297)	1,366	775
Operating lease liabilities	(60)	-	-
Taxes payable	(437)	(3)	(2,893)
Accrued expenses and other payables	(3,967)	(394)	3,042
Net cash used in operating activities	(112,929)	(219,874)	(195,970)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of equipment	673	-	-
Proceeds from sales of digital assets	127,135	184,794	222,393
Purchase of digital assets	(19,000)	(16,824)	(45,429)
Acquisition of a subsidiary, net of cash acquired	(9,386)	-	-
Purchase of financial assets held for trading	(521)	-	-
Purchases of equipment	(9,057)	(37)	(68)
Net cash provided by investing activities	89,844	167,933	176,896

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of ordinary shares	5,735	75,187	-
Payment of issuance costs	-	(10,140)	(2,352)
Repayment of long-term payables	-	-	(7,000)
Net cash provided by /(used in) financing activities	5,735	65,047	(9,352)

Net change in cash and cash equivalents	(17,350)	13,106	(28,426)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	45,111	32,005	60,431
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	27,761	45,111	32,005

SUPPLEMENTAL INFORMATION
Cash paid for interest	6,611	1,200	3,662
Cash paid for income tax	930	1,278	-

Supplemental non-cash operating activities
Net digital assets provided by operating activities	145,065	258,403	212,931

Supplemental non-cash investing activities
Net digital assets used in investing activities	(98,779)	(213,827)	(176,964)
Issuance of ordinary shares for acquisition of a subsidiary	(1,426)	-	-
Issuance of ordinary shares for purchase of equipment	(5,141)	-	-

Supplemental non-cash financing activities
Repayment of long-term payables in digital assets	(6,937)	-	-
(Repayment of) /Proceeds from long-term loans in digital assets	(20,000)	34,950	-

The accompanying notes are an integral part of these Consolidated Financial Statements.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

1.	ORGANIZATION

BitFuFu Inc. (“BitFuFu” together with its consolidated subsidiaries, the “Company”) was incorporated in the Cayman Islands on February 16, 2022 under the Cayman Islands Companies Law as an exempted company.

The Company operates under the trade name of “BitFuFu”. The Company is a Bitcoin miner and mining services innovator, dedicated to fostering a secure, compliant, and transparent blockchain infrastructure. The Company also provides a variety of stable and intelligent digital asset mining solutions, including one-stop cloud-mining services and miner hosting services to institutional customers and individual digital asset enthusiasts. The Company maintains a fleet of advanced Bitcoin miners for efficient cloud-mining on behalf of its customers and self-mining for its own account, allowing it to seamlessly adjust business strategies and reduce risk exposure.

As of the date of this report, the details of the Company’s principal subsidiaries are as follows:

Entity	Date of incorporation/ acquistion	Place of incorporation	Percentage of direct or indirect ownership by the Company		Principal activities
			Direct
			2025	2024
Subsidiaries:
Finfront Holding Company (“Finfront”)	July 22, 2021	Cayman Islands	100%	100%	Investment holding

Ethereal Tech Pte. Ltd. (“Ethereal Singapore”)	October 22, 2021	Singapore	100%	100%	Provision of cloud mining services

Ethereal Tech US Corporation (“Ethereal US”)	December 15, 2021	United States (“US”)	100%	100%	Provision of self-mining activities and mining equipment sales

Ethereal Tech ME Limited	August 20, 2024	United Arab Emirates (“UAE”)	100%	100%	Provision of cloud mining services, miner hosting services and mining equipment sales

Finfront Tech Company	June 28, 2024	Cayman Islands	100%	100%	Investment holding

Cloudmap Tech Group Limited	June 11, 2024	Hong Kong Special Administrative Region (“HK”)	100%	100%	Provision of self-mining activities

Uni-Titan LLC	February 19, 2025	US	51%	-	Provision of miner hosting services and hosting capacity leasing services

Stella Aegis Limited	October 19, 2025	HK	100%	-	Dormant

Finfront Holding Company (“Finfront”) was incorporated in the Cayman Islands on July 22, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability, which survives the Acquisition Merger as a wholly-owned subsidiary of BitFuFu upon the Closing of the Business Combination (as defined below).

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Acquisition of Uni-Titan LLC

To advance its vertical integration and cost optimization strategy, the Company is sourcing and acquiring high-quality mining infrastructure assets globally. On February 19, 2025 (the “Acquisition Date”), the Company completed the acquisition of 51% of the equity interests of Uni-Titan LLC (“Uni-Titan”), an Oklahoma limited liability company and an independent third party.

The total purchase consideration was approximately $11.9 million, comprising $10.5 million in cash, and $1.4 million in the Company’s Class A ordinary shares issued to the sellers. The issuance price of the shares was set at 90% of the average closing price on Nasdaq over the thirty consecutive trading days immediately preceding the closing date of the transaction.

The share-based portion of the consideration was settled on June 16, 2025, with a total of 306,651 shares delivered to the sellers, offsetting $1.43 million of investment payable.

Through this acquisition, the Company obtained control over Uni-Titan, which operates a 51 MW operational Bitcoin mining data center in Oklahoma. The facility has been operational since 2022, utilizing air-cooled containerized infrastructure with competitive electricity costs.

The following table summarizes the finalized allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed as of February 19, 2025:

As of February 19, 2025
Assets
Cash and cash equivalents	1,135
Accounts receivable	449
Other receivables	2,893
Other current assets	23
Property and equipment	9,947
Goodwill	4,235
Total assets	18,682

Liabilities
Accounts payable	1,311
Other current liabilities	31
Total liabilities	1,342
Net asset of Uni-Titan	17,340

Minus: fair value of non-controlling interests	5,393
Total purchase consideration	11,947

The fair values of cash and cash equivalents, accounts receivable, other receivables and other current assets, accounts payable and other current liabilities were determined to be their carrying values due to the immaterial and/or short-term nature of the assets and liabilities.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The fair value of property and equipment was estimated by primarily applying the cost approach, which estimates fair value using replacement cost of an asset, adjusted for loss in value due to depreciation and physical deterioration, which are considered Level 3 inputs.

Goodwill is calculated as the excess of the purchase consideration over the net assets acquired. Goodwill is primarily attributed to growth and efficiency opportunities as well as expected synergies from combining the operations of Bitcoin mining sites with the Company.

The operating results of Uni-Titan LLC have been included in the Company’s Consolidated Statements of Comprehensive Income since the acquisition date.

From the acquisition date through December 31, 2025, Uni-Titan’s total revenue and net income was approximately $2.55 million and $0.2 million, respectively.

Pro-forma financial information

The following unaudited pro forma financial information summarizes the combined results of operations for the Company and Uni-Titan, as if the companies were combined as of January 1, 2024. The unaudited pro forma information does not reflect the effect of costs or synergies that may result from the acquisition. This unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of future operating results of the combined company. This information should not be used as a predictive measure of the Company’s future financial position, results of operations, or liquidity.

	Year ended December 31,
	2025	2024

Revenue	479,422	485,804
Net income	(32,084)	59,153

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Warrant activity during the year ended December 31, 2025 and 2024, was as follows:

	Number of		Weighted Average Exercise Share Price	Total Intrinsic Value	Weighted Average Remaining Contractual Life
	Warrants		$	$	(in years)

Outstanding as of February 29, 2024	7,176,389	*	11.50	-	5.00	*
Issued, exercised or cancelled	-		-	-	-
Outstanding as of December 31, 2024	7,176,389		11.50	-	4.17
Cancelled	(173,756)		-	-	-
Outstanding as of December 31, 2025	7,002,633		11.05	-	3.17

*	The data have been retroactively restated to reflect the current capital structure of the Company.

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

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying Consolidated Financial Statements of the Company include the financial statements of the Company have been prepared in accordance with US GAAP.

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

Use of estimates

The preparation of the Consolidated Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the Consolidated Financial Statements and accompanying notes. Significant accounting estimates reflected in the Company’s Consolidated Financial Statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition, useful lives and recoverability of long-lived assets, the realizability of deferred tax assets, valuation of the Warrants classified under Level 3 fair value hierarchy, valuation and recognition of share-based compensation, the purchase price allocation for business combinations, including the identification and valuation of intangible assets and the resulting goodwill and the subsequent assessment of impairment, and the fair value of derivatives. Actual results could differ from those estimates.

Foreign currency

The Company’s reporting currency is the U.S. dollars. The functional currency of the Company and its subsidiaries which are incorporated in Cayman Islands, Singapore, United States, UAE and Hong Kong are in U.S. dollars. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Cash and cash equivalents

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2025, the Company had cash and cash equivalents of approximately $27.76 million, of which $17.13 million was held in financial institutions in Singapore, $6.99 million, $3.17 million and $0.47 million was held in financial institutions in the US, UAE and HK, respectively. The Company maintains its cash and cash equivalents in the financial institutions, which, at times, may exceed regulated insured limits. The Company believes it is not exposed to significant credit risk on cash and cash equivalents.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Restricted cash and cash equivalents

The Company holds restricted cash deposits with financial institutions as of December 31, 2024. The restricted deposits related to deposits payable to third parties under mining facility lease contracts located in the United States. These restricted balances were subsequently paid to the respective third party in January 2025.

The following is a reconciliation of cash, cash equivalents, and restricted cash and cash equivalents in the Consolidated Balance Sheets to the total of the amounts in the Consolidated Statements of Cash Flows:

	As of December 31,
	2025	2024	2023
Cash and cash equivalents	27,761	38,201	32,005
Restricted cash and cash equivalents	-	6,910	-
Total cash and cash equivalents, and restricted cash and cash equivalents	27,761	45,111	32,005

Accounts receivable

Accounts receivable consists of amounts due from customers of the cloud-mining business, mining equipment sales, and self-mining operations. The Company records accounts receivable at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers many factors, including the age of the balance, collection history, secured and collaterals (if any), and forecasts of future economic conditions. Changes in the allowance for credit losses are recorded as credit loss expense (or reversal). The Company recorded a balance of CECL allowances of approximately $0.31 million for December 31, 2024 and reversed it in the year ended December 31, 2025 because of collection. As of December 31, 2025, the Company did not record any balance of CECL allowance for accounts receivable.

The Company offered credit periods to some customers of cloud mining services and sales of mining equipment. The accounts receivable due from those customers were denominated in U.S. dollars, typically interest bearing and secured by pledging digital assets or mining equipment to the Company. The Company implements robust risk management practices to address potential credit risks associated with customer defaults, retaining the right to liquidate the pledged digital assets if customers fail to meet their obligations. The Company continuously and systematically monitors the fair value of the digital assets pledged as collateral against the outstanding obligations of customers for cloud mining services. If the value of a customer’s pledged digital assets falls below the required collateral level, the customer is obligated to deposit additional collaterals to the Company. Due to the collateral requirements the Company applies to such receivables, the Company’s process for collateral maintenance, and collateral held by the Company, the Company’s credit exposure is significantly limited and no allowance, write-offs or recoveries were recorded against these receivables. The Company would recognize credit losses on these receivables if there was a collateral shortfall and it is not reasonably expected that the customer will replenish such a shortfall, nor will repay the outstanding balance cover such shortfall.

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

Digital assets

Digital assets are accounted for as indefinite lived intangible assets. They are presented as current assets in the Consolidated Balance Sheets due to the Company’s ability to sell digital assets in a highly liquid marketplace and the intent to sell digital assets to support operations when needed.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Digital assets that are purchased in an exchange of one digital asset for another digital asset are recognized initially at the fair value of the digital asset received. Digital assets that are purchased in an exchange for fiat currency are recorded initially at its purchase cost. The Company tracks its cost basis of digital assets in accordance with the first-in-first-out method of accounting.

Following the adoption of Accounting Standards Update (“ASU”) 2023-08, Accounting for and Disclosure of Crypto Assets, effective January 1, 2024, digital assets held at period end are recorded at fair value, as determined using the period-end closing price of the digital assets on the Company’s principal market, Coinbase (the “Principal Market”), and variances of fair value are recognized in change in fair value of digital assets, in Operating income (loss) on the Consolidated Statements of Comprehensive Income for the year ended December 31, 2025 and 2024. The Company determines the fair value of its digital assets on a recurring basis in accordance with ASC 820, Fair Value Measurement, based on quoted prices on the Principal Market, Coinbase, for digital assets (Level 1 inputs), based on all information that is reasonably available.

Digital assets collateralized to the lender were reported as “Digital assets collateral receivable” and classified as short-term or long-term assets on the Consolidated Balance Sheets according to the maturity of the related loans for which the digital assets were pledged.

The Company primarily holds digital assets, mainly Bitcoins, for long-term price appreciation and plans to sell them to support operations as needed. Our treasury policy with regard to the sale of digital assets is a result of our assessment of the expected market price of the digital assets and our liquidity needs. In general, digital assets are converted to cash a few weeks or months after they are acquired based on first-in-first-out policy. Purchases and sales of digital assets for fiat currency are classified as investing activities in the Company’s Consolidated Cash Flow Statements.

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

Borrowings and related collateral

Long-term loans

The Company borrowed Long-term loans from counterparties. The loans are denominated in U.S. dollars with fixed interest rates. Long-term loans are carried at amortized cost. Transaction costs are recorded as direct deductions from the related loan liabilities and amortized to interest expense using the effective interest method over the terms of the term loan. Interest expense on debt includes long-term loan interest expense, as well as amortization of debt issuance costs.

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

Obligation to return collateral digital assets

The Company enters into lending arrangements with its cloud mining customers or miner sales customers that require the customers to pledge crypto assets as collateral. Similarly, when the Company makes prepayments to certain suppliers, those suppliers are also required to pledge crypto assets as collateral. The Company records the obligation to return such collateral as “obligation to return collateral digital assets” on the Consolidated Balance Sheets.

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

Off-balance sheet collateral arrangements

The Company takes security over mining machines as collateral on part of accounts receivable, where the Company does not have the right to use the collateral. As such, the Company does not recognize the physical assets on the Consolidated Balance Sheets, because the collateral does not meet the recognition criteria.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Long-term investments

Investment in joint venture

The Company accounts for investments in which it owns between 20% and 50% of the common stock and has the ability to exercise significant influence, but not control, over the investee using the equity method of accounting in accordance with ASC 323, Equity Method Investments and Joint Ventures. Under the equity method, an investor initially records its investment in the investee at cost and adjusts the carrying amount of its investment to recognize its proportionate share of the earnings or losses of the investee after the date of investment.

Business Combination

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, Business Combinations (“ASC 805”), by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, measured at the acquisition date fair value. The determination of fair value involves assumptions, estimates and judgments. The initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). Goodwill as of the acquisition date is measured as the excess of the purchase price over the fair value of the net assets acquired. Contingent consideration is included within the purchase price and is initially recognized at fair value as of the acquisition date. Contingent consideration, classified as a liability, is remeasured to fair value each reporting period, until the contingency is resolved. Changes in fair value of contingent consideration period-over-year are recognized in earnings.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Non-controlling interest

Non-controlling interests (“NCI”) represent the portion of the equity of a subsidiary not attributable, directly or indirectly, to the Company. For the Uni-Titan LLC acquisition in February 2025, the NCI was initially measured at its fair value at the acquisition date. Net income or loss and each component of other comprehensive income are attributed to the equity holders of the Company and to the NCI based on their respective ownership interests.

Goodwill

Goodwill represents the purchase price of a business acquisition in excess of the fair value of the net assets acquired. Goodwill is not amortized and is tested for impairment at the reporting unit level on an annual basis as of December 31, or more frequently if facts and circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If that threshold is met, or if the Company elects to bypass the qualitative assessment, a quantitative impairment test is performed by comparing the estimated fair value of the reporting unit to its carrying value, including goodwill. The   Company compares the fair value of the reporting unit with its carrying amount. If the carrying amount, which includes goodwill, exceeds the fair value, goodwill of the reporting unit is considered impaired and that excess is recognized as a goodwill impairment loss.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment loss, if any. Property and equipment is depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives (3-5 years) on a straight-line basis. The estimated useful lives for all the Company’s property and equipment are as follows:

Life (Years)

Buildings and improvements	5 – 39
Mining equipment	5
Machinery and facility equipment	3 – 5
Servers, computer and network equipment	3

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

For the year ended December 31, 2024, the Company recorded an impairment loss of $8.08 million related to its S19 series mining equipment. The impairment was primarily triggered by the Bitcoin halving in April 2024, which reduced future block rewards, partially offset by a relatively optimistic outlook on future Bitcoin prices at that time.

For the year ended December 31, 2025, the Company recorded an additional impairment charge of approximately $25.40 million related to miners purchased in 2022 and 2024. This further impairment resulted from a downward revision of expected future Bitcoin prices, as the actual price performance in 2025 and thereafter fell short of previous projections, combined with a sharp and rapid decline in the market value of mining equipment during the year. The sustained drop in Bitcoin prices, increased network difficulty, the lingering effects of the halving, and the deteriorating fair market value of the miners collectively led to significantly lower projected net cash flows from the mining equipment. Accordingly, these conditions were identified as impairment indicators under the applicable accounting standards.

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

Amortization expenses of operating lease right-of-use assets for the years ended December 31, 2025, 2024 and 2023 amounted to $0.07 million, Nil and Nil, respectively. The Company entered into a non-cancellable operating lease agreements for certain leasehold properties. The Company determines if an arrangement is a lease, or contains a lease, at inception and records the lease in the financial statements upon lease commencement, which is the date when the underlying asset is made available for use by the lessor. The lease terms include options to extend the lease terms, for periods of two years, when it is reasonably certain that the Company will exercise that option. The weighted average remaining term was 1.8 years (December 31,2024: Nil) and weighted average discount rate was 5% (December 31,2024: Nil) as at Deceember31, 2025.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, deposits and other receivables, accounts payables, other payables, long-term loans and long-term payables. As of December 31, 2025 and 2024, the carrying values of these financial instruments approximated their fair values.

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

The revenue recognized during the years ended December 31, 2025 and 2024 for the beginning balance of contract liabilities was $15.7 million and $47.7 million, respectively.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

●	Contract with customers: The Company typically posts the formatted Cloud Mining Service Agreement (“Agreement”) on its website. The customers approve the Agreement by clicking on and agreeing to such agreement on the Company’s website before purchasing specific cloud mining services. The Agreement is a framework agreement, and the details of the specific cloud mining services purchased are provided for in the customer’s order submitted, which includes amount of hash rate, service period, unit price of service, payment terms and payment method etc. The order is an integrated part of the contract between the customer and the Company. Both parties are therefore committed to perform their obligations. Pursuant to the Agreement, the rights of the customer include, among others, (a) to choose a mining pool to which the hash calculation services they purchased will be provided; (b) to get the purchased hash calculations provided to the designated mining pool; and (c) to obtain the stably operated hash calculations during the “agreed service period” as stipulated in the order. The rights of the Company include, among others, to (a) receive consideration from the customer (i.e., service fees) in exchange of the cloud mining service provided; (b) unilaterally terminate the Agreement and cease to provide its services without penalty if the use of such services violates the laws and regulations of the customer’s country, or if the customer fails to pay in full or in part of the service fees and (c) if the Company suffers any loss due to the above circumstances, customer shall compensate the Company for all such losses.

●	Identifying performance obligations: The cloud mining service that the Company promises to provide to a customer is to provide specified amount of hash calculations services (“Purchased Hash Rate”) during the agreed service period to a customer by connecting Purchased hash rate to the customer’s account with the designated mining pool and ensuring the Purchased Hash Rate is running stably and continuously during the agreed service period. Management has determined that there is a single performance obligation, such that each promise is not distinct and required to be combined into a single performance obligation.

●	Determining the transaction price: In exchange of promised service, the Company charges customers cloud mining service fees, which are specified in the order agreed by the customer and the Company and calculated by “unit price of cloud mining service fees * amount of Purchased Hash Rate * agreed service period”. The “unit price of cloud mining service fees” is determined based on internal pricing model of the Company and agreed by both parties when the order is placed and fixed during the agreed service period denominated in U.S. dollars. The “amount of Purchased Hash Rate” and “agreed service period” are also fixed as specified in the order before the provision of relevant services. The contract allows for settlement in dollars or in digital assets, which is a non-cash means of settlement. In the event that a customer chooses to settle in digital assets, he/she must pay the dollars equivalent at the then spot rate for the dollar to the digital asset at the moment of settlement. Customers are generally charged an upfront service fee and will pay the remaining service fees by instalments before they are incurred. Upon payment, the cloud mining services fees are recorded as deferred revenue under contract liabilities and recognized to revenue as the performance obligation is fulfilled. The Company offers interest-bearing credit periods to some customers within the agreed service period, which requires BTC as collateral to secure the collection of accounts receivable. See discussion of accounting for “Accounts Receivable” and “Obligation to Return Collateral Digital Assets” above.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

●	There is no need to allocate the transaction price since there is only one single performance obligation.

●	Satisfaction of a performance obligation and revenue recognition: Initially, the Company deploys miners sourced from its suppliers or miners owned by the Company itself, and further renders these miners operational and remotely accessible by procuring mining equipment hosting service, including data center rack space, electricity supply, network connectivity, hardware maintenance, and other necessary infrastructure services from the same or other suppliers. The Company then repackages the services of providing hash calculations using these miners and integrates it with other critical services such as performance monitoring, hash rate stabilization, and connection with mining pools. Thus, the Company creates a one-stop mining capability that can be sold in the form of cloud mining services. The Company then sells cloud-mining services to its customers by transferring the control of the sub-divided mining capacities. The Company accounts for the sale of cloud-mining services using the gross method as the Company acts as a principal who procures the right to utilize mining equipment and other infrastructures from various suppliers to provide hash calculations, and repackages and integrates such services with other critical services to form a combined service that is the cloud-mining service, and transfers control of the cloud-mining service to its customers. When the Company delivers the Purchased Hash Rate by providing hash calculations to the mining pool designated by the customer, the control of such Purchased Hash Rate has been transferred to the customer simultaneously. In accordance with the Company’s Agreement with its customers, the Company is not responsible for the output of the mining pool or the actions of mining pool operator. Actually, the customers select the mining pool at their own discretion. In addition, the Company does not have any explicit or implicit repurchase agreements with customers.

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

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

Sale of mining equipment

The Company sells mining equipment to customers. Before the Company receives order from the customers, the Company signs a purchase agreement with suppliers and places purchase orders to the suppliers. The mining equipment is usually delivered to the Company one month after the purchase orders are presented to the suppliers. Upon taking control of the mining equipment, title also passes to the Company. The Company has neither an explicit nor implicit repurchase right or obligation for the sold mining equipment. If mining equipment purchased from the suppliers remains unsold, the mining equipment is non-returnable and kept in the inventory. Since there is no guarantee of any sales orders, the Company takes inventory risk before mining equipment is sold to customers. Management believes there is a single performance obligation related to the sale of mining equipment. Revenue for mining equipment sales is recognized at a point of time when the control of the mining machine is transferred from the Company to the customers, in accordance with Ex Works (which means the Company fulfills its obligation when it makes goods available at its premises, or another specified location, for the buyer to collect) and evidenced by customers’ acceptance. The Company may receive payments prior to handover of the mining equipment and records funds received as defer revenue under contract liabilities, or the Company may receive payment for the mining equipment within thirty days of handover of the mining equipment. Deferred revenue is recognized as revenue upon handover.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Comprehensive income

The Company applies ASC 220, Comprehensive Income, (“ASC 220”), with respect to reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other events and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the years presented, the Company’s comprehensive income was equal to net income, and is presented separately for amounts attributable to the Company and to non-controlling interests.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the chief operating decision maker (“CODM”) has been identified as the Company’s Chief Executive Officer. The CODM has determined that the Company operates as one single operating segment as the CODM reviews financial information on a consolidated basis in making decisions regarding performance assessment and resource allocation.

The key financial information used by the CODM to evaluate performance and allocate resources includes revenue, expenses and net income, which are disclosed on Note 22 - Segment Information.  The Company does not allocate its assets to different operating segments for management reporting purpose; therefore, such information is not presented in the notes to the financial statements.

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

Share-based compensation expense for the restricted share rewards with only service-based conditions is recognized on a straight-line basis over the requisite service period. The Company accounts for forfeitures as they occur and reverse compensation costs previously recognized in the period the award is forfeited.

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

The Company held for its own account digital assets of approximately $149.29 million and $129.94 million as of December 31, 2025, and 2024, respectively.

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

New and amended standards adopted by the Company:

Accounting Standards Update 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company adopted ASU 2023-09 for the year beginning on January 1, 2025 on a prospective basis, and has included the new tax disclosure requirements within our Form 20-F. Refer to Note 14 – Income Taxes, for further information.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

New and amended standards not yet adopted by the Company:

Accounting Standards Update 2024-03, Comprehensive income (Topic 220): Disaggregation of Income Statement expenses

In November, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

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

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

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

The Company measures digital assets at fair value as of each reporting period. For the year ended December 31, 2025, the Company recognized a fair value loss of $8.70 million on its holdings of digital assets. For the year ended December 31, 2024, the Company recorded a fair value gain of $76.93 million.

The Company’s digital asset holdings include digital assets pledged by third parties pursuant to applicable agreements and exclude digital assets pledged by the Company to suppliers or lenders as collateral (see note 5):

	As of December 31, 2025			As of December 31, 2024
	Quantity	Cost Basis	Fair Value	Quantity	Cost Basis	Fair Value

Bitcoin	1,543	143,237	135,543	1,313	87,457	125,048
USDT	3,490,107	3,490	3,487	4,800,082	4,802	4,817
USDC	9,459,635	9,460	9,459	-	-	-
Others	41,722	924	800	46,233	77	75
Total		157,111	149,289		92,336	129,940

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The cost basis of digital assets represents the fair value of digital assets at the time of service contract inception, the fair value of digital assets purchased upon receipt in an exchange for another digital assets, and the cost of digital assets purchased upon receipt in an exchange for fiat currency.

The following table presents the movement for digital assets of the Company for the years ended December 31, 2025 and 2024:

	BTC	USDT and USDC	Others	Total

Balance as of January 1, 2025	125,048	4,817	75	129,940
Digital assets received from customers for products and services	244,973	199,976	29	444,978
Revenue generated from Bitcoin self-mining operation	63,087	-	-	63,087
Converted to other digital assets or fiat cash, net	(110,364)	1,411	818	(108,135)
Costs and expenses (paid)/prepaid in digital assets	(198,088)	(156,221)	2	(354,307)
Repayment of long-term loans and long-term payables	-	(26,937)	-	(26,937)
Purchase of mining equipment	-	(10,100)	-	(10,100)
Changes in digital asset collaterals*	19,456	-	-	19,456
Changes in fair value of digital assets	(8,569)	-	(124)	(8,693)
Balance as of December 31, 2025	135,543	12,946	800	149,289

*	The changes in digital asset collaterals include the fair value changes between the settlement value and original costs of the BTC collaterals.

	BTC	USDT	Others	Total

Balance as of December 31, 2023	43,896	61	21	43,978
Cumulative effect of the adoption of ASU 2023-08	6,436	-	-	6,436
Balance as of January 1, 2024	50,332	61	21	50,414
Digital assets received from customers for products and services	123,345	114,363	223	237,931
Revenue generated from Bitcoin self-mining operation	157,511	-	-	157,511
Converted to other digital assets or fiat cash, net	(67,710)	(100,077)	(183)	(167,970)
Costs and expenses (paid)/prepaid in digital assets	(169,506)	(44,480)	14	(213,972)
Changes in fair value of digital assets	76,933	-	-	76,933
Digital assets from borrowings	-	34,950	-	34,950
Digital assets pledged to lender or supplier	(60,629)	-	-	(60,629)
Digital assets pledged from customers	21,669	-	-	21,669
Purchase of mining equipment	(6,897)	-	-	(6,897)
Balance as of December 31, 2024	125,048	4,817	75	129,940

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The following table provides the reconciliation between net income and the movement of digital assets of the Company for the years ended December 31, 2025 and 2024:

	For the Year Ended December 31,
	2025	2024
DIGITAL ASSETS FROM OPERATING ACTIVITIES

Revenue recognized from selling products and services which was settled or will be settled in digital assets (a)	411,187	277,089
Adjusted by the changes in operating assets and liabilities:
Accounts receivable to be settled in digital assets	(1,025)	(7,087)
Inventories	-	(104)
Contract liabilities received in digital assets	34,816	(31,967)
Digital assets received from customers for products and services	444,978	237,931

Revenue recognized from Bitcoin self-mining operation (b)	63,087	157,511

Cost and expenses settled or to be settled by digital assets (c)	(299,836)	(238,921)
Adjusted by the changes in operating assets and liabilities:
Prepayments made in digital assets to suppliers	256	16,214
Accounts payable to be settled in digital assets	6,875	11,947
Amount (due from)/due to related parties, net	(74,988)	1,579
Other receivables/payables to be settled in digital assets	13,386	(4,791)
Costs and expenses paid in digital assets	(354,307)	(213,972)

Changes in fair value of digital assets	(8,693)	76,933

Net digital assets provided by operating activities	145,065	258,403

DIGITAL ASSETS FROM INVESTING ACTIVITIES
Sales of digital assets in exchange for fiat cash	(127,135)	(184,794)
Digital assets purchased by fiat cash	19,000	16,824
Changes in digital asset collateral, net	19,456	(38,960)
Purchase of mining equipment	(10,100)	(6,897)
Net digital assets used in investing activities	(98,779)	(213,827)

DIGITAL ASSETS FROM FINANCING ACTIVITIES
(Repayment of) /proceeds from long-term loans	(20,000)	34,950
Repayment of long-term payables	(6,937)	-
Net digital assets provided by financing activities	(26,937)	34,950

Adjustments on the opening balance for adoption of ASU 2023-08	-	6,436

Net increase in digital assets	19,349	85,962
Digital assets at the beginning of the year	129,940	43,978
Digital assets at the end of the year	149,289	129,940

The net income received or to be received by digital assets, as presented in the consolidated statement of cash flow, consists of items (a), (b) and (c) above.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

5.	DIGITAL ASSET COLLATERAL RECEIVABLE

The following table presents the Company’s digital assets pledged as collateral for loan borrowings (Note 13) and accounts payable as of December 31, 2025 and 2024.

	As of December 31, 2025		As of December 31, 2024
	Quantity	Fair Value	Quantity	Fair Value

Pledged BTC- current
for accounts payable (1)	22	1,932	131	12,569
for loan borrowings (2)	252	22,143	-	-
Pledged BTC-non-current
for loan borrowings (2)	-	-	502	47,827
Digital asset collateral receivable	274	24,075	633	60,396

(1)	The BTC was pledged for the accounts payable due to a supplier of mining equipment, who is a related party of the Company. This collateral is expected to be released when the related outstanding payables are paid within one year.

(2)	The BTC was pledged for long-term loans (see Note 13). This collateral is expected to be released when the related loans are matured and repaid.

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024

Accounts receivables	12,326	11,238
Allowances for credit losses	-	(312)
Accounts receivables, net	12,326	10,926

As of December 31, 2025, of the Company’s accounts receivable balance, $9.67 million is secured by the counterparty’s mining machines, BTC and its subsequent BTC productions. This amount is expected to be settled in installments by the end of September 2026.

As of December 31, 2024, of the Company’ accounts receivable balance, $8.28 million was pledged by BTC. The secured portion of the receivable bears interest at an annual rate of 7.5%. This amount was fully settled prior to the end of 2025.

The following table presents the activity in the allowance for credit losses for the years ended December 31, 2025, and 2024:

	As of December 31,
	2025	2024

Opening balance	312	312
Credit loss expense	-	-
Recoveries collected	(312)	-
Closing balance	-	312

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

7.	PREPAYMENTS

Prepayments consisted of the following:

	As of December 31,
	2025	2024

Prepayment to suppliers (1)	21,569	18,833
Prepaid acquisition consideration (2)	4,100	2,460
Others	373	358
Prepayments	26,042	21,651

(1)	Prepayment to suppliers primarily represents (i) hosting services fee, hash rate fee and other service fees prepaid to suppliers for which the relevant services have not been rendered; (ii) prepaid mining equipment procurement fee for which the equipment has not been delivered as of the year end.

(2)	In 2024 and 2025, the Company made prepayments for the acquisition of a mining facility.

8.	OTHER CURRENT ASSETS, NET

Other current assets consisted of the following:

	As of December 31,
	2025	2024

Other receivables due from third parties (1)	4,781	6,214
Deposits due from third parties (2)	5,762	5,506
Others	62	90
Other current assets, gross	10,605	11,810
Less: Allowance for credit losses(3)	(1,247)	(100)
Other current assets, net	9,358	11,710

(1)

As of December 31, 2025, other receivables due from third parties primarily comprised: (i) Bitcoins transferred to a third party in pursuit of a premium sale opportunity; (ii) receivables arising from payments made on behalf of others; and (iii) borrowings extended to certain third parties. These balances were unsecured and were expected to be settled in the near term.

Among the balance of other receivables due from third parties as of December 31, 2024, $4.1 million was secured by collateral digital assets which was recorded in “Obligation to Return Collateral Digital Assets” and was fully settled prior to the end of 2025.

(2)	The balance of deposits due from third parties primarily represented the deposits paid to the owner or operator of mining facilities and to the power suppliers, which will be received upon termination of the service agreements.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The following table presents the activity in allowance for credit losses for the years ended December 31,2025 and 2024:

	As of December 31,
	2025	2024

Allowance for credit losses:
Opening balance	100	9,926
Recoveries collected (4)	-	(7,270)
Charged off (4)	(100)	(2,556)
Credit loss expense(3)	1,247	-
Total ending allowance balance	1,247	100

(3)	The credit loss expense recognized in 2025 is primarily for a potentially uncollectable deposit paid to the operator of a mining facility.

(4)	In November 2022, FTX cryptocurrency exchange filed for Chapter 11 bankruptcy. The Company had $2.09 million cash and 480 Bitcoin worth $7.74 million (measured at the carrying value of Bitcoin as of December 31, 2022) in its FTX account. Due to the uncertain outcome of the bankruptcy, the Company reclassified the funds as custodian assets held by FTX and recorded a full impairment charge on those balances during 2022.

In November 2024, the Company entered into a settlement agreement with a third party to sell its receivables rights from FTX for a total consideration of $7.27 million. As part of this transaction, the Company recognized a write-off of $2.56 million charged against the allowance for credit losses, reflecting its assessment of the un-collectability of these receivables.

9.	PROPERTY AND EQUIPMENT, NET

The components of property and equipment as of December 31, 2025 and 2024 are as follows:

	As of December 31,
	2025	2024

Cost:
Servers, computer and network equipment	140	140
Buildings and improvements	2,703	-
Machinery and facility equipment	7,244	-
Mining equipment	134,569	143,160
Total cost	144,656	143,300

Less: accumulated depreciation
Servers, computers and network equipment	(137)	(114)
Buildings and improvements	(92)	-
Machinery and facility equipment	(2,468)	-
Mining equipment	(79,954)	(67,279)
Total accumulated depreciation	(82,651)	(67,393)

Less: accumulated impairment loss	(41,333)	(19,926)

Property and equipment, net	20,672	55,981

The additions to buildings and improvements, and to machinery and facility equipment, resulted from the Uni-Titan acquisition (Note 1).

The reduction in balance of mining equipment cost for the year ended December 31, 2025 was attributable to the partial disposal of legacy machines, which gave rise to a loss on disposal of mining equipment of $3.40 million in 2025.

Depreciation expense was $27.96 million, $24.73 million and $24.50 million for the years ended December 31, 2025, 2024 and 2023, respectively.

During the year, the Company identified indicators of impairment for its mining equipment, as the carrying amount exceeded the projected undiscounted cash flows of the assets under the unfavorable market performance. The fair value was determined using an income approach, based on the present value of expected future cashflows. Significant inputs to the fair value calculation included assumptions related to future Bitcoin prices, forecasted global network hashrate, and estimated future power prices. Accordingly, the Company recognized impairment charges of $25.40 million, $8.08 million and Nil for the year ended December 31, 2025, 2024 and 2023, respectively.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

10.	GOODWILL

As of December 31, 2025, the Company had $4.24 million of goodwill attributable to the completed acquisition during 2025 (Note 1, Acquisition of Uni-Titan LLC). There was no goodwill as of December 31, 2024.

The Company completed its annual goodwill impairment analysis and concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount. Therefore, no goodwill impairment was recorded for the year ended December 31, 2025.

11.	ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	As of December 31,
	2025	2024

Interest payable (1)	7,020	5,177
Accrued expenses	3,918	2,292
Deposits and other payables to customers (2)	2,902	1,040
Others	2,220	264
Total	16,060	8,773

(1)	The interest payable represents the accrued interest for (i) long-term payables owed to the mining equipment supplier totaling $94.36 million with a fixed interest rate of 6% per annum (see Note 12); and (ii) long-term loans totaling $15.0 million with a fixed annual interest rate of 6.5% (see Note 13). During the years ended December 31, 2025, 2024 and 2023, the Company recorded interest expense of $8.56 million, $6.33 million and $5.54 million, respectively.

(2)	The Company recognizes refund liabilities in respect of amounts received from customers, comprising deposits for hosting services and temporary overpayments that are subject to refund.

12.	LONG-TERM PAYABLES

Long-term payables consisted of the following:

	As of December 31,
	2025	2024

Payables for purchasing mining equipment – non-current portion
Opening balance	101,301	102,435
Repayment	(6,937)	(1,134)
Closing balance	94,364	101,301

The long-term payable represents an amount due to a supplier for the purchase of mining equipment in 2022. Pursuant to the purchase agreements and supplemental agreements entered into between the supplier and the Company, the outstanding purchase price is subject to interest at a rate of 6% per annum from the date of equipment delivery until the full settlement of the outstanding balance. In July 2025, the Company and the supplier entered into a supplemental agreement to extend the maturity date of the outstanding balance to June 2028. The Company may initiate early or partial repayments, subject to mutual agreement by both parties.

During the year ended December 31, 2025, the Company made a partial repayment of $6.94 million by transferring digital assets with an equivalent value to the supplier. During the year ended December 31, 2024, it made a partial repayment of $1.13 million by transferring 204,348 of its treasury shares to the supplier.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

13.	LONG-TERM LOANS

In November 2024, the Company, through a wholly owned subsidiary, entered into Master Loan and Pledge Agreements (the “Agreements”) with an institution (the “Lender”). Pursuant to the Agreements, the Lender will provide loans in tranches, which is denominated in U.S. Dollar with a fixed interest rate of 6.5% per annum. The Agreements also require the Company to transfer certain amounts of its Bitcoins to the Lender as collateral (see Note 5), with the loan amount being 70% of the then-current fair market value (the “Loan-to-Value Ratio”) of the pledged Bitcoins. If the fair market value of Bitcoins falls, leading to the Loan-to-Value Ratio exceeding 80%, the Company is required to add additional collateral. The loans were paid in USDT. The repayment of the loan principal may be made in U.S. Dollar by default or in digital assets. In the event that the Company wishes to repay the loan balance to Lender in digital assets, the Company shall repay such amount of digital assets which, if converted into U.S. Dollar using the spot rate at the time of such repayment, would be no less than the amount Lender would receive in U.S. Dollar.

As of December 31, 2025, the outstanding loan drawn under the Agreements was $15.0 million, which matures in mid-2026 and is classified as a current liability as it becomes due within one year. As of December 31, 2024, the outstanding balance was $35.0 million.

14.	INCOME TAXES

Effective January 1, 2025, the Company adopted ASU 2023-09 on a prospective basis, which enhances the transparency and decision usefulness of income tax disclosures in our financial statements. This update requires entities to disclose a detailed reconciliation of the federal statutory income tax rate to the effective tax rate and the disaggregation of income (loss) before income taxes, income tax benefit (expense) and income taxes paid, net of refunds by domestic federal, domestic state, and foreign jurisdictions. Furthermore, changes in unrecognized tax benefits must be categorized based on their relation to current or prior annual reporting periods.

For financial reporting purposes, (loss) income before income taxes includes the following components:

	Year Ended December 31,
	2025	2024	2023
United States	(36,172)	(11,285)	(4,720)
Foreign	6,908	72,916	17,398
Total (loss)/income before income taxes	(29,264)	61,631	12,678

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2025	2024	2023

Current income tax expense/(benefit):
US-Federal	-	-	-
US-State	6	-	-
Foreign	938	877	(1,968)
Total current income tax expense/(benefit)	944	877	(1,968)
Deferred tax expense/(benefit):
US-Federal	(7,481)	(2,370)	(991)
US-State	(1,781)	(564)	(236)
Foreign	933	9,725	5,378
Total deferred tax expense/(benefit)	(8,329)	6,791	4,151
Change in valuation allowance	9,263	-	-
Net deferred tax expense after valuation allowance	934	6,791	4,151

Total income tax expense	1,878	7,668	2,183

Effective tax rate	(6.4)%	12.4%	17.2%

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

The reconciliation of the U.S. federal statutory income tax rate to the Company’s effective tax rate for the year ended December 31, 2025 was as follows:

	For the Year Ended December 31, 2025

Federal income tax benefit at the statutory rate	(6,145)	21.0%
Domestic Federal:
Change in valuation allowances	7,481	(25.6)%
Other adjustments	107	(0.4)%
Foreign Tax Effects:
Statuary income tax rate difference
Singapore	214	(0.7)%
UAE	(3,935)	13.4%
Hong Kong	427	(1.4)%
Cayman Island	2,179	(7.4)%
Others, net	1,550	(5.3)%
Income tax expense/(benefit)	1,878	(6.4)%

The Company adopted the updated guidance for the year ended December 31, 2025, and applied the new disclosure requirements prospectively to the current annual period. Prior period disclosures have not been adjusted to reflect the new disclosure requirements.

	Year Ended December 31,
	2024	2023

Federal income tax benefit at the statutory rate	(2,370)	(991)
Effect of:
State income taxes	(564)	(236)
Foreign taxes	10,602	3,494
Other, net	-	(84)
Income tax expense/(benefit)	7,668	2,183

The Company’s net deferred tax assets/(liabilities) were as follows:

	As of December 31,
	2025	2024

Deferred tax assets:
Impairment loss on mining equipment	10,747	5,181
Net operating loss carryforwards	6,610	7,742
Credit loss provision for receivables	10	81
Limits on interest expense deduction	5,194	3,683
Total gross deferred tax assets	22,561	16,687

Deferred tax liabilities:
Digital assets	(14,302)	(15,072)
Depreciation of equipment	(6,400)	(8,086)
Total gross deferred liabilities	(20,702)	(23,158)

Valuation allowance	(9,263)	-
Net deferred tax asset liabilities	(7,404)	(6,471)

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

	As of December 31,
	2025	2024

Deferred tax assets/(liabilities):
United States	7,158	7,158
Hong Kong	1,579	-
United Arab Emirates	(1,213)	1,443
Singapore	(14,928)	(15,072)
Net deferred tax assets/(liabilities)	(7,404)	(6,471)

The Company has not identified any uncertain tax positions requiring a reserve as of December 31, 2025, and 2024. The Company’s policy is to recognize interest and penalties that would be assessed in relation to the settlement value of unrecognized tax benefits as a component of income tax expense. The Company did not accrue either interest or penalties for the years ended December 31, 2025, and 2024.

As of December 31, 2025, the Company has following tax Net Operating Losses (“NOLs”) that may be available to offset future taxable income:

	Gross amount	Expiring	Deduction limitation

US-Federal	31,965	Indefinite*	80% of taxable income*
US-State	37,753	Various	80% to 100% of taxable income
Hong Kong	867	Indefinite	No limitations

*	Under the Tax Cuts and Jobs Act, NOLs incurred after December 31, 2017 can be carried forward indefinitely, but may be limited in utilization to 80% of taxable income.

Based on management’s evaluation of all available positive and negative evidence, management concluded that it is more-likely-than-not that the Company will not realize all its deferred tax assets in the United States. Accordingly, the Company recorded a valuation allowance to reduce deferred tax assets to the amount expected to be realized

Changes in the valuation allowance for deferred tax assets for the years ended December 31, 2025 are as follows:

Year ended December 31, 2025

Beginning balance	-
Current increase	9,263
Current decrease	-
Ending balance	9,263

Upon adoption of ASU 2023-09, cash paid for income taxes, net of refunds, during the year ended December 31, 2025 was as follows:

Year ended December 31, 2025

US-Federal	-
US-State	6
Foreign	924
Cash paid for income taxes (net of refunds)	930

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

15.	REVENUE BY CATEGORIES

Revenue by products or services

For the years ended December 31, 2025, 2024 and 2023, the Company operates in a single operating segment that mainly includes: 1) cloud mining solutions services; 2) self-mining; 3) sale of mining equipment; and 4) hosting services and others.

The following table summarizes the revenue generated from different revenue streams:

	For the Year Ended December 31,
	2025	2024	2023
Cloud mining solutions	352,584	271,036	178,044
Bitcoin self-mining revenue	63,087	157,511	100,197
Sales of mining equipment	53,725	30,463	-
Hosting services and others	8,136	4,320	5,865
Total revenues	477,532	463,330	284,106

Revenue by geographical location

The following table also summarizes the revenue (excluding self-mining revenue) generated from different continents:

	For the Year Ended December 31,
	2025		2024		2023
	Amount	%	Amount	%	Amount	%

North America	64,446	16%	155,736	51%	99,043	54%
Asia	108,279	26%	91,868	30%	31,113	17%
Africa	158,617	38%	8,394	3%	3,233	2%
Oceania	75,786	18%	7,777	3%	1,929	1%
Europe	2,877	1%	41,298	14%	47,372	26%
Others	4,440	1%	746	1%	1,219	1%
Total revenue (1)	414,445	100%	305,819	100%	183,909	100%

The basis for attributing revenues by continents is based on the customers’ KYC information, which indicates the country or region where a corporate customer was incorporated or the place of residence of an individual customer.

(1)	Total revenue excludes Bitcoin self-mining revenue.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Revenue by consideration

The amount of revenue recognized from receipt of digital assets and receipt of U.S. dollars is presented separately as follows:

	Year Ended December 31,
	2025	2024	2023

Revenue recognized in digital assets payment	474,274	434,600	284,106
Revenue recognized in U.S. dollars payment	3,258	28,730	-
	477,532	463,330	284,106

16.	SHAREHOLDERS’ EQUITY

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

On February 29, 2024, the Company completed the business combination with Arisz and upon consummation of the business combination (Note 3), BitFuFu Inc. issued 150,000,000 ordinary shares to Finfront Holding Company’s shareholders. As a result, to reflect the conversion effect, the outstanding shares and earnings per share for the years ended December 31, 2024 and 2023 are calculated based on weighted average Ordinary Shares. As of December 31, 2024 and 2023 there were 160,988,011 and 150,000,000 Ordinary Shares outstanding, respectively, as adjusted to reflect the Reverse Recapitalization through the application of a retroactive restatement.

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

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

As of December 31, 2023, a total of 204,348 purchased class A Ordinary Shares are retroactively accounted as treasury shares. During the year ended December 31, 2024, these treasury shares were fully utilized to settle outstanding obligations with vendors, resulting in a zero balance as of December 31, 2024.

At-the-market offering

On June 10, 2025, the Company entered into an At Market Issuance Sales Agreement to establish an at-the-market equity program, allowing the Company to offer and sell shares of its Class A Ordinary Shares, having an aggregate offering price of up to $150.0 million, from time to time. It is not possible to predict the actual number of Class A Ordinary Shares, if any, we will sell under such agreement, or the actual gross proceeds resulting from those sales.

During the year ended December 31, 2025, the Company issued and sold 1,609,742 ordinary shares under the 2025 ATM for gross proceeds of $6.16 million. Offering expenses incurred during the year were $0.43 million.

Business combination

As a part of the acquisition of Uni-Titan LLC, a total of 306,651 shares were issued(see Note 1).

Debt extinguishment

The Company issued 1,590,940 ordinary shares to Bitmain, offsetting $5,140,800 payables due to Bitmain (see Note 19).

17.	SHARE-BASED COMPENSATION

The Company’s 2022 Share Incentive Plan (the “2022 Plan”) provides for the grant of options, restricted shares, restricted share units and other awards to employees, consultants and directors. In September 2024, the Company’s board of directors approved the grant of restricted shares to certain directors, employees and consultants under the 2022 Plan. On May 29, 2025, the Company’s board of directors approved to amend and restate the 2022 Plan and adopted the Amended and Restated 2022 Share Incentive Plan (the “A&R 2022 Plan”), pursuant to which the maximum aggregate number of shares that may be issued under the A&R 2022 Plan has been adjusted from 7,500,000 Class A ordinary shares to 14,657,193 Class A ordinary shares, increased by 7,157,193 Class A ordinary shares. As of December 31, 2025, 6,557,041 restricted shares had been granted under the A&R 2022 Plan, with 56,722 restricted shares forfeited.

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

The weighted average grant date fair value is $4.10 and $4.24 for the years ended December 31, 2025 and 2024. The following are the assumptions used in valuing the restricted shares with post-vesting restrictions on grant dates during the years ended December 31, 2024 (in percentages, except as noted):

For the Year Ended December 31, 2024

Expected stock price volatility	143.42 - 150.32
Weighted average expected life (in years)	1
Dividend yield	-
Discount for Post-Vesting Restrictions	13.46 - 13.79

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

A summary of changes in the Company’s nonvested shares for the year follows:

	Number of shares	Weighted- Average Grant- Date Per Share Fair Value

Balance at January 1, 2024	-	$-
Granted	6,512,781	4.24
Vested	(6,176,756)	4.22
Forfeited	(10,919)	5.05
Non-vested at December 31, 2024	325,106	$5.05
Granted	44,260	$4.10
Vested	(118,177)	4.30
Forfeited	(45,802)	5.05
Non-vested at December 31, 2025	205,387	$4.95

As of December 31, 2025, there was $0.86 million of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted-average period of 1 to 4 years. The total fair value of shares vested during the years ended December 31, 2025, 2024 and 2023 was $0.51 million, $25.94 million and Nil, respectively.

The share-based compensation expenses related to restricted shares are recorded as components of general and administrative expenses, selling and marketing expenses, and research and development expenses, as follows:

	Year Ended December 31
	2025	2024	2023

General and administrative expenses	398	17,617	-
Selling and marketing expenses	135	4,502	-
Research and development expenses	55	3,946	-
Total	588	26,065	-

During the years ended December 31, 2025, 2024 and 2023, the Company recognized an income tax benefit of Nil, $1.7 million and Nil, respectively, related to stock-based compensation expense.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

18.	(LOSS)/EARNINGS PER SHARE

Basic and diluted earnings per share for the periods presented were calculated as follows:

	Year Ended December 31,
	2025	2024	2023

Numerator:
Net (loss)/income attributable to the Company’s ordinary shareholders (dollars in thousand)
Basic	(31,252)	53,963	10,495
Diluted	(31,252)	53,963	10,495

Denominator:
Net (loss)/income per share ($):
Basic	(0.19)	0.34	0.07
Diluted	(0.18)	0.33	0.07

Weighted-average shares of ordinary share used to compute net income per share:
Basic	164,334,429	160,988,011	150,000,000
Diluted	169,684,142	165,500,289	150,000,000

Net (loss)/income per ordinary share is calculated in accordance with ASC 260 - Earnings Per Share. Basic (loss)/income per ordinary share is computed by dividing net (loss)/income by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net (loss)/income per share include the ordinary shares which will be converted from the Warrants.

19.	RELATED PARTY TRANSACTIONS

(a)	Related parties

Name of related parties	Relationship with the Company
Bitmain Technologies Holding Company and its affiliates (“Bitmain”)	Related parties of one of the Company’s shareholders
Jinyun Enterprises Limited (“Jinyun”or “BitFuFu Pool”）	Joint venture of the Company
Mr. Liang Lu	Ultimate voting control of the Company

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

(b)	Other than being disclosed elsewhere, the Company had the following significant related party transactions for the years ended December 31, 2025, 2024 and 2023:

	Year Ended December 31,
	2025	2024	2023

Services provided by:
- Bitmain (i)	193,518	177,162	166,541
Cost of sales for mining equipment purchased from:
- Bitmain (ii)	30,522	-	-
Services provided to:
- BitFuFu Pool (iii)	22,905	4,126	-

(i)	The Company purchased infrastructure hosting services and hash rate services from Bitmain for the years ended December 31, 2025, 2024 and 2023 which were recognized in cost of revenues.

(ii)	For the year ended December 31, 2025, the Company also purchased mining equipment from Bitmain directly, which was recognized in cost of revenues when the mining equipment was sold to customers (2024 and 2023: Nil).

(iii)	For the year ended December 31, 2025, the Company provided hash rate to BitFuFu Pool for Bitcoin mining, which was recognized in self-mining revenue of the Company. The payout method of BitFuFu Pool is FPPS, as defined in Note 2 “Summary of significant accounting policies – Revenue recognition”.

(c)	The Company had the following related party balances as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024

Amount due from/ (due to) related parties:
- Mr. Liang Lu (i)	28	25
- Bitmain, net (i) (ii)	68,188	31,512

Pledged Bitcoins- current
-Bitmain (Note 5)	1,932	12,569

(i)	The amount due from/(to) related parties as of December 31, 2025 and 2024 was interest free without a stated maturity.

(ii)	The amounts due from Bitmain as of December 31, 2025 and 2024 presented the net balance of hosting services fees payable, prepaid hash rate fees and mining equipment purchase price payable.

20.	MAJOR CUSTOMERS AND SUPPLIERS

The Company has derived a substantial portion of its revenue from sales to a limited number of customers. Sales to BitFuFu’s top three customers contributed 60%, 31% and 26% of its total revenue for the years ended December 31, 2025, 2024 and 2023, respectively. Although the Company continually seeks to diversify its customer base, there is no assurance that the proportion of revenue contribution from its major customers to its total revenue will decrease in the future. Dependence on a limited number of major customers exposes the Company to risks of substantial losses if any of them reduces or ceases business collaboration with the Company.

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Concentration of customer and credit risk

The below table represented the customers whose revenue individually accounted for over 5% of the Company’s total revenue for the years ended December 31, 2025, 2024, and 2023:

	Years Ended December 31,
	2025	2024	2023

Customer A	33%	*	*
Customer B	15%	*	*
Customer C	12%	10%	*
Customer D	*	14%	6%
Customer E	*	7%	15%
Customer F	8%	*	*

*	Less than 5%

As of December 31, 2025, Customer F accounted for 96% of the Company’s accounts receivable and is expected to settle it by installment in 2026. As of December 31, 2024, Customer C accounted for 76% of the Company’s account receivable and fully settled it in 2025.

Concentration of supplier

The Company relies on a limited number of suppliers to provide it with hash rate services, digital asset mining equipment and hosting facilities at economical prices. For the years ended December 31, 2025, 2024 and 2023, the Company’s purchases from its largest supplier accounted for 50%, 41%, and 61% of its total cost of revenue, respectively.

The below table represented the suppliers to which cost of revenue was attributed and accounted for over 5% of the Company’s total cost of revenue:

	Years Ended December 31,
	2025	2024	2023

Supplier A	50%	41%	61%
Supplier B	*	26%	9%
Supplier C	5%	14%	13%
Supplier D	14%	*	*
Supplier E	7%	*	*

*	Less than 5%

21.	FAIR VALUE MEASUREMENTS

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

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Financial assets and liabilities of the Company primarily consist of cash and cash equivalents, accounts receivable, net, deposits and other receivables, accounts payables, other payables and long-term payables.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company’s financial assets accounted for at fair value on a recurring basis as of December 31, 2025 (2024: Nil), by level within the fair value hierarchy:

Description	Total carrying value as of December 31, 2025	Level 1	Level 2	Level 3
Assets
Financial assets held for trading	521	521	-	-

Financial Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

As of December 31, 2025 and, 2024, the fair value of cash and cash equivalents, accounts receivables, net, deposits and other receivables, accounts payables and other payables approximated their carrying values because of the short-term nature of these instruments.

The carrying amounts of long-term payables and operating lease liabilities approximate their fair values as they are subject to interest rates close to the market rate of interests for similar arrangements with financial institutions.

On February 29, 2024, the Company measured the Warrants at fair value (see Note 1).

Non-Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company’s non-financial assets accounted for at fair value on a recurring basis as of December 31, 2025 and 2024, by level within the fair value hierarchy:

Description	Total carrying value as of December 31, 2025	Level 1	Level 2	Level 3
Assets
Digital assets	149,289	149,289	-	-
Digital asset collateral receivable	24,075	24,075	-	-

Liabilities
Obligation to return collateral digital assets	3,349	3,349	-	-

Description	Total carrying value as of December 31, 2024	Level 1	Level 2	Level 3
Assets
Digital assets	129,940	129,940	-	-
Digital asset collateral receivable	60,396	60,396	-	-

Liabilities
Obligation to return collateral digital assets	21,436	21,436	-	-

BITFUFU INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except share and per share data, unless otherwise indicated)

Effective January 1, 2024, the Company early adopted ASU 2023-08, measuring digital assets at fair value on a recurring basis. There were no transfers among Levels 1, 2 or 3 during the years ended December 31, 2025 and 2024.

Non-Financial Assets and Liabilities measured at fair value on a Non-Recurring basis

For the Company’s non-financial assets, including goodwill, operating lease right-of-use assets, and property and equipment,  fair value measurement is triggered when there are indications of impairment and the carrying amount exceeds the projected undiscounted cash flows of the assets. We record these assets at fair value only when an impairment charge is recognized. In 2025, 2024 and 2023, the Company recognized an impairment charge of $25.40 million, $8.08 million and Nil, respectively.

22.	SEGMENT INFORMATION

The following table provides a summary of the Company’s segment operating results for the year ended December 31, 2025, 2024 and 2023:

	For the Year Ended December 31,
	2025	2024	2023
Segment revenue:
Total Revenue	477,532	463,330	284,106
Less:
Cost of Revenue (including depreciation and amortization)	(448,599)	(433,608)	(271,393)
Segment gross profit	28,933	29,722	12,713

Reconciliation to net (loss)/income:
Reconciling items:
Other segment items:
Sales and marketing expenses	(3,727)	(7,462)	(1,863)
General and administrative expenses	(9,125)	(25,271)	(3,682)
Research and development expenses	(2,543)	(5,600)	(1,741)
Credit loss provision for receivables	(981)	-	(100)
Gain on sale of recovery rights on assets held by FTX	-	7,270	-
Impairment loss on digital assets	-	-	(6,987)
Impairment loss on mining equipment	(25,400)	(8,076)	-
Changes in fair value of digital asset receivables or payables	1,172	(1,320)	-
Changes in fair value of digital assets	(8,693)	76,933	18,231
Loss on disposal of mining equipment	(3,395)	-	-
Investment income	462	416	-
Interest expense	(8,562)	(6,328)	(5,535)
Interest income	2,284	1,624	1,055
Other income/(expense), net	311	(277)	587
Income tax expense	(1,878)	(7,668)	(2,183)
Net (loss)/profit	(31,142)	53,963	10,495

23.	COMMITMENTS AND CONTINGENCIES

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

24.	SUBSEQUENT EVENTS

The Company has assessed all subsequent events that occurred from December 31, 2025, up through April 28, 2026, which is the date that these Consolidated Financial Statements were issued. Other than described below, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the financial statements.

On April 8, 2026, the compensation committee and the board of directors approved resolutions authorizing the grant of compensation awards, including: (i) an aggregate of 809,000 restricted shares to five of the Company’s directors and officers, with the number of restricted shares allocated to each individual set forth in the resolutions, and with a vesting commencement date of July 1, 2026 and a vesting period of one to four years; and (ii) 5,000,000 restricted shares and 2,000,000 options to non-director and non-officer employees and consultants. On April 15, 2026, the Company effected the grant of 809,000 restricted shares to directors and officers, and 1,000,000 restricted shares and 500,000 options to non-director and non-officer employees.